07028831

12/17

82- SUBMISSIONS FACING SHEET

MICROFICHE CONTROL LABEL

REGISTRANT'S NAME TUI Travel PLC

*CURRENT ADDRESS TUI Travel House

Crawley Business Quarter

Fleming Way

PROCESSED

**FORMER NAME Crawley

JAN 0 3 2008

**NEW ADDRESS West Sussex

THOMSON FINANCIAL

RH10 9QL

United Kingdom

FILE NO. 82- 35744

FISCAL YEAR 12/31/06

* *Complete for initial submissions only* ** *Please note name and address changes*

INDICATE FORM TYPE TO BE USED FOR WORKLOAD ENTRY:

12G3-2B (INITIAL FILING) ☐

AR/S (ANNUAL REPORT) ☑

12G32BR (REINSTATEMENT) ☐

SUPPL (OTHER) ☐

DEF 14A (PROXY) ☐

OICF/BY:

DAT : 12/31/07

THIS DOCUMENT IS IMPORTANT AND REQUIRES YOUR IMMEDIATE ATTENTION. If you are in any doubt as to the action you should take, you are recommended to seek your own personal financial advice as soon as possible from your stockbroker, bank, solicitor, accountant, fund manager or other appropriate independent financial adviser authorised under the FSMA if you are in the United Kingdom or, if not, from another appropriately authorised independent financial adviser.

If you have sold or otherwise transferred all of your First Choice Shares, you should send this document as soon as possible to the purchaser or transferee or to the stockbroker, bank or other agent through whom the sale or transfer was effected for delivery to the purchaser or the transferee. However, the distribution of this document and any accompanying documents into certain jurisdictions other than the United Kingdom may be restricted by law. Therefore, persons into whose possession this document comes should inform themselves about, and observe, any such restrictions. Any failure to comply with these restrictions may constitute a violation of the securities laws of any such jurisdiction.

A copy of this document, which comprises a prospectus relating to the TUI Travel Shares prepared in accordance with the Prospectus Rules made under section 84 of the FSMA, has been filed with the FSA and has been made available to the public as required by rule 3.2 of the Prospectus Rules.

You should read the whole of this document and any documents incorporated herein by reference. In particular, your attention is drawn to the "Risk Factors" section of this document.

TUI TRAVEL PLC

(incorporated and registered in England and Wales under the Companies Act 1985 with registered number 6072876)

Proposed issue of up to 1,118,034,839 new ordinary shares in TUI Travel in connection with the proposed merger of TUI Tourism and First Choice and application for admission of ordinary shares in TUI Travel to the Official List and to trading on the London Stock Exchange's main market for listed securities

Application will be made to the UK Listing Authority for the TUI Travel Shares proposed to be issued in connection with the Merger to be admitted to the Official List and to the London Stock Exchange for the TUI Travel Shares to be admitted to trading on the London Stock Exchange's main market for listed securities. It is expected that Admission will become effective on the Effective Date (which is currently expected to be 3 September 2007). Application has not been, and will not be, made for TUI Travel Shares to be admitted to, or to be traded on, any other stock exchange.

Prospective investors should only rely on the information contained in this document and any documents incorporated herein by reference. No person has been authorised to give any information or make any representations other than those contained in this document and, if given or made, such information or representation must not be relied upon as having been authorised by TUI Travel or the Directors of TUI Travel. TUI Travel will comply with its obligations to publish updated information as required by law or by any regulatory authority but assumes no further obligation to publish additional information.

This document and any accompanying documents are not to be made available to any First Choice Shareholder with a registered address in any Restricted Jurisdiction and may not be treated as an invitation to subscribe for TUI Travel Shares by any person resident or located in any Restricted Jurisdiction.

All persons (including, without limitation, nominees, trustees or custodians) who would, or otherwise intend to, forward this document and its accompanying documents to any jurisdiction outside the United Kingdom, should seek appropriate advice before taking any action.

The TUI Travel Shares issued to or for the benefit of any resident of Canada will not be qualified for sale under the securities laws of any province or territory of Canada and will be subject to resale restrictions.

Securities may not be offered or sold in the United States unless they are registered under the US Securities Act or are exempt from such registration. The TUI Travel Shares will not be registered under the US Securities Act, and will be issued in the United States pursuant to the Scheme in reliance on the exemption from registration provided by Section 3(a)(10) of that Act. In addition, the TUI Travel Shares have not been and will not be registered under the securities laws of any state of the United States, and will be issued in the United States in reliance on available exemptions from such state law registration requirements. First Choice Shareholders (whether or not US persons) who are affiliates (as defined in the US Securities Act) of TUI Travel or First Choice prior to, and/or become affiliates of TUI Travel or First Choice on or after, the implementation of the Scheme will be subject to certain US transfer restrictions relating to the TUI Travel Shares. In particular, US persons should note the matters set out in paragraph 12 of Part III ("Information on the Merger") of this document. Neither the SEC nor any US state securities commission has reviewed or approved this document, the Scheme, or the issue of TUI Travel Shares, and any representation to the contrary is a criminal offence in the United States. TUI Travel Shares have not been, and will not be, registered under the applicable laws of any Restricted Jurisdiction. Accordingly, TUI Travel Shares may not be offered, sold, delivered or transferred, directly or indirectly, in or into any Restricted Jurisdiction or to or for the account of any other national, resident or citizen of any Restricted Jurisdiction.

Deutsche Bank AG is authorised under German Banking Law (competent authority: BaFin—Federal Financial Supervising Authority) and with respect to UK commodity derivatives business by the Financial Services Authority; regulated by the Financial Services Authority for the conduct of UK business. Deutsche Bank AG is acting as financial adviser and broker exclusively to First Choice, and as joint sponsor and financial adviser exclusively to TUI Travel, and no one else in connection with the Merger and Admission and will not be responsible to anyone other than First Choice and TUI Travel for providing the protections afforded to clients of Deutsche Bank nor for providing advice in connection with the Merger, Admission, the content of this document or any matter or arrangement referred to herein.

Lazard & Co., Limited, which is authorised and regulated in the United Kingdom by the FSA, is acting as financial adviser exclusively to First Choice and TUI Travel, and as joint sponsor exclusively to TUI Travel, and no one else in connection with the Merger and Admission and will not be responsible to anyone other than First Choice and TUI Travel for providing the protections afforded to clients of Lazard nor for providing advice in connection with the Merger, Admission, the content of this document or any matter or arrangement referred to herein.

Morgan Stanley & Co. Limited, which is authorised and regulated in the United Kingdom by the FSA, is acting as financial adviser exclusively to TUI AG and TUI Travel, and as joint sponsor exclusively to TUI Travel, and no one else in connection with the Merger and Admission and will not be responsible to anyone other than TUI AG and TUI Travel for providing the protections afforded to clients of Morgan Stanley nor for providing advice in connection with the Merger, Admission, the content of this document or any matter or arrangement referred to herein.

Dated 29 June 2007

THE CONTENTS OF THIS DOCUMENT ARE NOT TO BE CONSTRUED AS LEGAL, FINANCIAL OR TAX ADVICE. YOU SHOULD CONSULT YOUR OWN SOLICITOR, INDEPENDENT FINANCIAL ADVISER OR TAX ADVISER FOR LEGAL, FINANCIAL OR TAX ADVICE.

NONE OF TUI TRAVEL, THE DIRECTORS OF TUI TRAVEL OR THEIR RESPECTIVE REPRESENTATIVES IS MAKING ANY REPRESENTATION TO ANY PERSON REGARDING THE LEGALITY OF AN INVESTMENT BY ANY PERSON UNDER APPROPRIATE INVESTMENT OR SIMILAR LAWS. YOU SHOULD CONSULT WITH YOUR OWN ADVISERS AS TO THE LEGAL, TAX, BUSINESS, FINANCIAL AND RELATED ASPECTS OF ANY PROPOSED ACQUISITION OF TUI TRAVEL SHARES.

THIS DOCUMENT DOES NOT CONSTITUTE AN OFFER OF, OR THE SOLICITATION OF AN OFFER TO SUBSCRIBE FOR OR BUY, ANY TUI TRAVEL SHARES TO ANY PERSON IN ANY JURISDICTION TO WHOM IT IS UNLAWUL TO MAKE SUCH OFFER OR SOLICITATION IN SUCH JURISDICTION AND IS NOT FOR DISTRIBUTION TO ANY FIRST CHOICE SHAREHOLDER IN OR INTO ANY RESTRICTED JURISDICTION, EXCEPT AS DETERMINED BY TUI TRAVEL IN ITS SOLE DISCRETION AND PURSUANT TO APPLICABLE LAWS.

THIS DOCUMENT CONTAINS TRADE NAMES, TRADE MARKS, LOGOS, PRODUCT NAMES, SERVICE NAMES AND BRANDS WHICH ARE PROPRIETARY TO TUI TRAVEL, OR, AS THE CASE MAY BE, TO TUI TOURISM, TO TUI AG OR TO FIRST CHOICE.

DEFINED TERMS

Certain terms used in this document are defined in the "Definitions" section of this document.

NOTICE TO NEW HAMPSHIRE RESIDENTS

NEITHER THE FACT THAT A REGISTRATION STATEMENT OR AN APPLICATION FOR A LICENSE HAS BEEN FILED UNDER CHAPTER 421-B OF THE NEW HAMPSHIRE REVISED STATUTES ("RSA 421-B") WITH THE STATE OF NEW HAMPSHIRE NOR THE FACT THAT A SECURITY IS EFFECTIVELY REGISTERED OR A PERSON IS LICENSED IN THE STATE OF NEW HAMPSHIRE CONSTITUTES A FINDING BY THE SECRETARY OF STATE THAT ANY DOCUMENT FILED UNDER RSA 421-B IS TRUE, COMPLETE AND NOT MISLEADING. NEITHER ANY SUCH FACT NOR THE FACT THAT AN EXEMPTION OR EXCEPTION IS AVAILABLE FOR A SECURITY OR A TRANSACTION MEANS THAT THE SECRETARY OF STATE HAS PASSED IN ANY WAY UPON THE MERITS OR QUALIFICATIONS OF, OR RECOMMENDED OR GIVEN APPROVAL TO, ANY PERSON, SECURITY OR TRANSACTION. IT IS UNLAWFUL TO MAKE, OR CAUSE TO BE MADE, TO ANY PROSPECTIVE PURCHASER, CUSTOMER OR CLIENT ANY REPRESENTATION INCONSISTENT WITH THE PROVISIONS OF THIS PARAGRAPH.

Table of contents

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Summary

THE FOLLOWING INFORMATION IS EXTRACTED FROM, AND SHOULD BE READ AS AN INTRODUCTION TO AND IN CONJUNCTION WITH, THE FULL TEXT OF THIS DOCUMENT.

An investment decision relating to TUI Travel or the Enlarged Group or the Merger should be based on a consideration of this document as a whole. Following the implementation of the relevant provisions of the Prospectus Directive in each member state of the European Economic Area no civil liability will attach to TUI Travel or the Directors in any such member state in respect of this summary, including any translation hereof, unless it is misleading, inaccurate or inconsistent when read together with the other parts of this document. Where a claim relating to the information contained in this document is brought before a court in a member state of the European Economic Area, the plaintiff may under the national legislation of the member state where the claim is brought, be required to bear the costs of translating this document before the legal proceedings are initiated.

Where information is presented in this summary on "a combined basis in 2006" in respect of the Enlarged Group, it is presented in respect of TUI Tourism for the year ended 31 December 2006 and in respect of First Choice for the year ended 31 October 2006.

1. Introduction

On 19 March 2007, the boards of TUI AG and First Choice announced that they had agreed the terms of a recommended merger of TUI Tourism and First Choice to create a leading international leisure travel group, to be called TUI Travel PLC.

It is intended that the Merger will be effected through the acquisition by TUI Travel of First Choice (by means of the Scheme) and, simultaneously with completion of the Scheme, the acquisition by TUI Travel of TUI Tourism from TUI AG. Following completion of the Merger, TUI Travel will be owned as to 51 per cent. by TUI AG and as to 49 per cent. by First Choice Shareholders (on a fully diluted basis).

Application will be made for the TUI Travel Shares to be admitted to listing on the Official List and to trading on the London Stock Exchange. It is expected that Admission and completion of the Merger will occur on 3 September 2007.

2. Overview of the Enlarged Group

On Completion, the Enlarged Group will be a leading international travel group which, on a combined basis in 2006, operated in approximately 180 countries worldwide and served more than 30 million customers in over 20 source markets.

The Enlarged Group's pro forma revenue and earnings before interest, tax, depreciation, amortisation and impairment (EBITDA) from continuing operations and acquisitions were, on a combined basis in 2006, £12.3 billion (€18.0 billion) and £467 million (€683 million) respectively. *(Source: unaudited pro forma financial information as set out on page 305 of this document).*

The Enlarged Group will be headquartered in Crawley, near Gatwick airport in the UK. On a combined basis in 2006, it employed approximately 48,000 people and operated a pan-European airline group consisting of 155 aircraft. The Enlarged Group will primarily serve the leisure travel consumer and it will be organised and managed through the following four business Sectors:

Mainstream

This Sector includes the sale of flights, accommodation, car hire, transfers and excursions, in addition to package holidays within the mainstream segment of the leisure travel marketplace. It comprises a number of vertically integrated tour operators, such as Thomson, First Choice and TUI Deutschland, within 158 countries, which in the year ended 31 December 2006 consisted of 155 aircraft and 3,594 retail shops across the UK, Ireland and Continental Europe. On a combined basis in 2006, this Sector served over 24 million customers and represented 65.8 per cent. of the underlying operating profit of the Enlarged Group.

Specialist

This Sector operates in three segments, Destination, Premium and Lifestages and comprises a number of specialist brands, such as Marmara, Sovereign and StudentCity, that operate in 11 source markets. The businesses in this Sector focus on specific destinations, premium travel experiences or particular customer demographics, often with differentiated and exclusive content. On a combined basis in 2006, the Specialist Sector served over two million customers and represented 10.6 per cent. of the underlying operating profit of the Enlarged Group.

Activity

This Sector comprises a number of activity lifestyle travel companies and premium brands operating in three market segments, Marine, Adventure and Experiential, including Headwater, Sunsail, The Moorings, Exodus and Travcoa. On a combined basis in 2006, it served almost 400,000 customers and represented 7.8 per cent. of the underlying operating profit of the Enlarged Group.

Online Destination Services

The Online Destination Services Sector consists of market-leading incoming agencies which provide services such as guest assistance, transfers, excursions and roundtrips to the Enlarged Group and third party tour operators and their clients. This Sector also sells accommodation online to both consumers and businesses and provides specialised services to cruise lines and the management of meetings and incentives activities for corporate clients. The Enlarged Group provides its destination services through a portfolio of destination agencies in 48 countries around the world. On a combined basis in 2006, this Sector served nearly 15 million customers and represented 15.8 per cent. of the underlying operating profit of the Enlarged Group.

Summary Historical Financial Information

TUI Tourism

The summary financial information below has been extracted and/or calculated without material adjustment from the financial information set out in Section B of Part V of this document.

	Year ended 31 December 2006	Year ended 31 December 2005	Year ended 31 December 2004
	€m	€m	€m
Revenue	13,714.1	13,587.0	12,788.3
EBITDA	424.5	462.1	455.2
Operating profit	(545.7)	179.9	190.8
Net financial expenses	23.3	7.8	6.8
Profit before tax	(522.4)	187.7	197.6
Profit for the year	(563.9)	72.0	115.0
Underlying operating profit[(1)]	270.8	208.9	236.4
Underlying profit before tax	294.1	216.7	243.2
Underlying earnings	207.1	85.0	142.0
Net assets	3,215.8	3,812.1	3,661.9

(1) Includes profit on sale of property, plant and equipment, including aircraft of €40.5 million, €33.1 million and €6.0 million for the years ended 31 December 2006, 2005 and 2004 respectively.

First Choice

The summary financial information below has been extracted and/or calculated without material adjustment from the financial information set out in Part VII of this document.

Summary financial information for the three financial years ended 31 October 2006 is set out below. The 2006 and 2005 information is stated under IFRS and using the TUI Travel accounting policies and format of accounts. The 2004 information is stated under UK GAAP and using the First Choice accounting policies and format of accounts.

	Year ended 31 October 2006	Year ended 31 October 2005	Year ended 31 October 2004
	£m IFRS	£m IFRS	£m UK GAAP
Revenue	2,899.0	2,647.0	2,317.5
EBITDA	176.9	163.7	135.2
Operating profit	119.3	120.5	76.0
Net financial expenses	(21.8)	(8.3)	(1.3)
Profit before tax	97.5	112.2	74.5
Profit for the year	72.3	80.3	45.8
Underlying operating profit	139.0	123.3	99.6
Underlying profit before tax	117.2	115.0	98.3
Underlying earnings	84.5	72.0	55.9
Net assets	282.0	276.2	487.1

3. Objectives and Strategy

TUI Travel's primary strategic objectives are:

- to be one of the world's leading leisure travel groups by providing customers with a wide choice of products with the flexibility to meet their changing needs;
- to deliver earnings growth and margin expansion through the combination of organic development and selected acquisitions;
- to deliver cost synergies estimated to be at least £100 million (€146 million) per annum on an annualised basis within three years of Completion;
- to maintain a lean and efficient business model; and
- to maximise shareholder value.

TUI Travel aims to achieve these objectives through the following principal strategies: offering a comprehensive range of travel content to the consumer; increasing controlled contribution, developing the brand portfolio and improving yield management; maintaining an efficient and flexible business model; and making value-enhancing acquisitions in high-growth segments of the market.

4. Board and Management

The Board of TUI Travel is drawn from the boards of First Choice, TUI AG and the current management of TUI Tourism, supplemented by additional independent Non-Executive Directors. The Board comprises 14 Directors and, following the appointment of three further independent Non-Executive Directors as soon as practicable following Completion, the majority of the Board will be independent.

The Board is chaired by Dr Michael Frenzel as Non-Executive Chairman (currently Chief Executive of TUI AG), with Sir Michael Hodgkinson (currently Chairman of First Choice) appointed as independent Non-Executive Deputy Chairman.

The executive team of TUI Travel comprises Peter Long as Chief Executive, Peter Rothwell as Deputy Chief Executive, Paul Bowtell as Chief Financial Officer, William Waggott as Commercial Director, Christoph Mueller as Aviation Director and Dr Volker Böttcher as Managing Director, Central Europe.

In addition to the Chairman and Deputy Chairman, the Board includes six Non-Executive Directors, of whom five are independent. These Non-Executive Directors are Tony Campbell, Clare Chapman, Bill Dalton, Jeremy Hicks, Giles Thorley (who are currently Non-Executive First Choice Directors) and Rainer Feuerhake (who is currently Chief Financial Officer of TUI AG). Three additional independent Non-Executive Directors will be appointed by the Board as soon as practicable following Completion.

TUI Travel attaches great importance to the skills and expertise of the employees of First Choice and TUI Tourism and believes the increased size and strength of the Enlarged Group will offer attractive career prospects.

However, in order to achieve the planned benefits of the Merger some operational restructuring will be required following Completion. If compulsory redundancies are necessary, TUI Travel will comply with all applicable consultation and legal requirements in this respect.

5. Summary of the Merger

It is intended that the Merger will be effected through the acquisition by TUI Travel of each of TUI Tourism and First Choice, as a result of which TUI Travel will be the holding company of the Enlarged Group.

The acquisition of First Choice will be effected by means of the Scheme. Under the terms of the Scheme, the First Choice Shares will be cancelled and, on the Effective Date, First Choice Shareholders will receive one TUI Travel Share for each First Choice Share. The total number of TUI Travel Shares to be issued to First Choice Shareholders on Completion will constitute 49 per cent. of the entire issued share capital of TUI Travel immediately after Completion (on a fully diluted basis).

The acquisition of TUI Tourism will be effected, in accordance with the terms of the Merger Agreement, by means of a share exchange pursuant to which, on Completion, TUI AG will transfer or procure the transfer of its shareholdings in the relevant holding companies of the TUI Tourism Group. In consideration, TUI Travel will issue 570,197,768 TUI Travel Shares to TUI AG on Completion, constituting 51 per cent. of the entire issued share capital of TUI Travel immediately after Completion (on a fully diluted basis). Under the terms of the Merger, on Completion TUI Travel will assume target net debt of €875 million (inclusive of pension liabilities) in connection with its acquisition of TUI Tourism.

The terms of the Merger Agreement require a Relationship Agreement to be entered into between TUI AG and TUI Travel. The Relationship Agreement records the understanding between TUI AG and TUI Travel regarding the relationship between them and the governance of TUI Travel. It confers upon TUI AG the right to appoint two Directors to the Board for so long as TUI AG holds 30 per cent. or more of the voting rights in TUI Travel. In addition, for so long as TUI AG holds 40 per cent. or more of the voting rights in TUI Travel, TUI AG may appoint one of its nominated Directors as the Chairman of the Board or, instead, the Chief Executive of TUI Travel.

The Merger is conditional upon, amongst other matters, Admission, the approval of the Scheme and the Reduction of Capital by First Choice Shareholders and the Court, the Takeover Panel granting a specific waiver from the requirements of Rule 9 of the Takeover Code in respect of the issue of TUI Travel Shares to TUI AG and all necessary consents having been obtained from providers of bonding and other finance facilities to TUI AG, TUI Tourism and First Choice.

6. Current Trading

TUI Tourism

Trading for the financial year 2007 is in line with the Board's expectations. Overall demand in the travel market remains strong, with varying levels of growth in demand across TUI Tourism's source markets.

Overall, bookings for the 2007 Summer season have started well, with customer numbers up 7.8 per cent. and booked revenues up 2.8 per cent. year-on-year, as at 22 June 2007. The Central Europe Sector, which includes the large German source market, recorded a good increase in bookings, although the Sector's results are affected by start-up costs in connection with the restructuring of flight operations under the new brand TUIfly.com. Customer numbers and booked revenues have also increased in the Western Europe Sector, although the Northern Europe Sector has experienced a decline year-on-year due to difficult market conditions in the UK and Ireland.

Despite varying trends across TUI Tourism's source markets, in the absence of significant adverse events the performance for the full year is expected to be in line with the Board's expectations.

First Choice

Trading for the financial year 2007 has been in line with the Board's expectations. For the 2007 Summer season, the Mainstream Holidays Sector has performed in line with management expectations in what remains a challenging market. As at 24 June 2007, revenues were cumulatively up four per cent. on volume growth of one per cent., with overall capacity flat on 2006. Capacity in the short-haul market has been reduced by five per cent., with revenues down seven per cent. on lower volumes of five per cent. Within the medium-haul segment, where capacity has been maintained at 2006 levels, both revenues and volumes are flat. The long-haul segment has experienced strong demand, with capacity up by 25 per cent. and revenues up by 26 per cent. on volume growth of 22 per cent.

The Specialist Holidays Sector has had an excellent start to the 2007 Summer season across all its businesses, with sales and volumes as at 24 June 2007 up 18 per cent. and 16 per cent., respectively, on 2006 as a result of increased demand for lifestyle and destination specialist products.

In the Activity Holidays Sector, Summer revenues were up five per cent. as at 24 June 2007, as the Sector continues to perform in line with the Board's expectations. Revenues were up seven per cent. in the Adventure business and up two per cent. in the Marine business, on a like-for-like basis. Margins are currently slightly ahead of last year for the Summer programme.

In the Online Destination Services Sector, all routes to market as at 24 June 2007, continue to grow and are performing well, with sales and bednights up 50 per cent. and 30 per cent. respectively, with margins also ahead of last year. The integration of laterooms.com is progressing as planned, as the business enjoys strong demand for late availability bedstock, with sales and volumes up 78 per cent. and 73 per cent. respectively.

7. Dividend Policy

Following Completion, consistent with the Enlarged Group's growth strategy, TUI Travel intends to follow a progressive dividend policy which balances delivering returns to shareholders with the need to retain sufficient funds for investment in growth opportunities, including the ongoing expansion of the specialist portfolio. In setting its initial dividend, it is expected that, as from the Effective Date, TUI Travel will target a dividend cover in the order of two times.

It is intended that, following Completion, one or more Group Companies undertake a Court-approved capital reduction under section 135 of the Companies Act 1985 to create additional distributable reserves. This is principally to ensure that TUI Travel possesses sufficient distributable reserves to continue to be able to pay dividends in accordance with its dividend policy.

8. Risk Factors

A number of factors may affect the Enlarged Group's operating results, financial condition and prospects. Prospective investors should consider carefully the following risks summarised below:

- The Enlarged Group's business may be adversely affected by general economic conditions and other business conditions outside of its control.
- Changes in consumer behaviour and preferences, including increasing trends to book holidays closer to the time of travel than has previously been the case and concerns over the environmental impact of airline travel, may adversely affect the Enlarged Group's business.
- Significant competition in the European travel and tourism industry could lead to reduced prices or a loss of customers.
- Exposure to political instability, terrorism or natural disasters may lead to a reduction in consumer spending on leisure travel.
- The Enlarged Group will be vulnerable to fluctuations in exchange rates, interest rates and fuel costs.
- Changes to regulation, the introduction of new regulation and/or a failure to comply with regulation may result in increased costs for the Enlarged Group.

- The Enlarged Group's success will depend on its ability to retain key management and good relations with employee representatives.
- The Enlarged Group's business may suffer if it is unable to keep up with the latest information technology developments.
- The Enlarged Group will be dependent on third party service and facility providers.
- The Enlarged Group will have significant liabilities in connection with under-funded pension benefit plans, particularly in the United Kingdom, which could give rise to increased costs or otherwise adversely affect the Enlarged Group's business.
- Seasonal fluctuations in the level of demand for the Enlarged Group's services will cause the Enlarged Group's profitability to fluctuate during the year.
- Inability to identify appropriate acquisition targets, or the failure to successfully integrate acquired businesses into the Enlarged Group's business, could affect the Enlarged Group's expansion strategy and may adversely affect its business.
- The Enlarged Group will not have absolute ownership of the TUI name and brand.
- One or more conditions to completion of the Merger may not be satisfied.
- There can be no assurance that the post-Completion reorganisation of the businesses of TUI Tourism and First Choice will achieve the anticipated synergies and cost savings.
- The market price of TUI Travel Shares may go down as well as up.
- The interests of TUI AG, as majority shareholder, may not always coincide with the interests of TUI Travel or TUI Travel's other shareholders.

Part I

Risk factors

A number of factors may affect the Enlarged Group's operating results, financial condition, prospects and share price. Most of these factors are contingencies which may or may not occur and TUI Travel is not in a position to express a view on the likelihood of any such contingency occurring. This section describes certain potential risks which apply to the Enlarged Group.

You should consider carefully the risks and uncertainties described below, together with all other information contained in this document and the information incorporated by reference herein, before making any investment decision.

The risk factors mentioned below should not be regarded as a complete and comprehensive statement of all the potential risks and uncertainties. Additional risks and uncertainties that are not presently known to the Directors, or which they currently deem immaterial, may also have an adverse effect on the Enlarged Group's operating results, financial condition and prospects.

Risks relating to the Enlarged Group

The Enlarged Group's business may be affected by general economic conditions and other business conditions outside of its control.

Changing economic cycles may affect demand for tourism products. Such cycles may be influenced by global political events, such as terrorist acts, war and other hostilities as well as by market specific events, such as shifts in consumer confidence and consumer spending, labour or social unrest and political uncertainty.

Spending on travel and tourism is discretionary and price sensitive. An increase in interest rates, direct or indirect taxes, or the costs of living could lead to lower disposable income. Customers may reduce or stop their spending on travel or opt for lower-cost offers, in particular during periods of economic slowdown. Future economic downturns in any of the Enlarged Group's source markets could have a material adverse impact on the financial performance of the Enlarged Group in the case of that source market.

In addition, the introduction of travel taxes in any jurisdiction in which the Enlarged Group operates may affect both customers' spending on travel and the Enlarged Group's margin and could therefore have a material adverse impact on the financial performance of the Enlarged Group.

The Enlarged Group will be subject to changes in consumer behaviour and preferences.

In recent years, customers of the Enlarged Group have been increasingly booking holidays nearer the time of travel than has traditionally been the case. This type of booking behaviour makes it considerably more difficult for tourism companies to engage in seasonal planning and has the potential of making the Enlarged Group more vulnerable to short-term changes in customer demand. For example, bad weather at any of its destinations, or unseasonably warm weather in the Enlarged Group's source markets, could reduce demand for travel to the Enlarged Group's "sun and beach" destinations. Successful execution of the Enlarged Group's strategy will depend, among other things, upon its ability to anticipate changes in consumer preferences for leisure travel products across a number of source markets and destinations.

There is a further risk that the Enlarged Group's customers may choose to travel less by aircraft if they believe that aircraft travel is harmful to the environment. This may adversely affect the Enlarged Group's airline and holiday business.

Historically, the Enlarged Group has generated most of its business from integrated package tours, enabling it to maximise efficiently the use of its aircraft and hotel capacity. In recent years, customers of the Enlarged Group have been increasingly purchasing individual components of holidays, such as flights and hotel accommodation, particularly over the Internet. If demand for air package tours were to decline, this could lead to excess capacity on the Enlarged Group's aircraft. In addition, the Internet allows travel customers to compare easily the costs of each component of

their holiday, which could lead to increasing price pressure across the travel industry and could adversely affect the Enlarged Group's financial performance.

To the extent that the Enlarged Group purchases capacity from other airlines, it will be able to make capacity adjustments only to the extent permitted by its contracts with those airlines and there can be no assurance that the Enlarged Group will continue to be able to maximise the use of its aircraft and hotel capacity as effectively as it has in the past.

Significant competition in the European travel and tourism industry could lead to reduced prices or a loss of customers.

The Enlarged Group will have numerous competitors in its core European market. Some of these competitors have already consolidated or are in the process of consolidating into pan-European tourism groups. These groups are able to utilise the synergies generated by integrating the various components of the tourism value chain to improve their competitive position by increasing their market shares. Some of the Enlarged Group's competitors are focusing on offering modular holiday packages that the customers themselves combine, rather than integrated packages. Other competitors only offer dedicated individual components of holidays such as flights, hotels, accommodation or leisure activities, which customers can combine themselves, in particular by using the Internet. Internet-based travel and tourism businesses, such as online travel agencies, will continue to compete with the Enlarged Group. The Enlarged Group could lose customers or be forced to reduce its prices due to the significant competition in the European tourism industry.

Low-cost airlines compete successfully on many routes against charter airlines, including airlines operated by the Enlarged Group. If the Enlarged Group is unable to maintain a competitive cost structure for its airlines as compared to these low-cost carriers, it may be unable to offer competitive prices to its customers for package holidays that involve flights on its own aircraft. This may also affect the Enlarged Group's ability to sell capacity on its flights to third party tour operators on the same terms and in the same amounts as it has done to date and its single-seat offerings may become uncompetitive, which would adversely affect its financial results.

The Enlarged Group may be exposed to political instability, accidents, terrorism or the threat of terrorism, natural disasters or outbreaks of diseases or epidemics.

Airlines and package holiday providers are exposed to the risk of losses from political instability, accidents, terrorist attacks, acts of sabotage and natural catastrophes, climate change, outbreaks of diseases, epidemics, social unrest, civil war, international conflicts and failing governments, which could be of a magnitude that would threaten their economic viability. The Enlarged Group will operate in approximately 180 destinations worldwide and over 20 source markets, where its operations will be at risk of both domestic and international geo-political events impacting business performance as they could directly affect customers' propensity to travel. This may lead to a reduction in consumer spending on holidays and leisure travel products which could adversely impact the performance of the Enlarged Group.

The Enlarged Group may not be adequately insured against all expenses that may result from such events, if at all. The Enlarged Group may also be exposed to other civil law claims and be held liable for third-party losses if their insurers are unable to pay the resulting damages or refuse coverage. In addition, such losses could result in higher insurance premiums and could impose significant costs on the Enlarged Group. Future terrorist attacks or the threat of such attacks could also result in aviation or other insurance becoming unavailable or prohibitively expensive. Should this occur, the Enlarged Group would be unable to operate key parts of its business. If the Enlarged Group is unable to fly its customers to their destinations, it would experience consequential losses throughout its business.

In addition, any accident or incident affecting the Enlarged Group's aircraft, or the destinations they serve, could give rise to a public perception that its aircraft or the regions or countries in which it conducts tourism activities are less safe or reliable than those of its competitors, which could reduce demand for its products.

The Enlarged Group will be vulnerable to fluctuations in exchange rates, interest rates and fuel costs.

The Enlarged Group will face significant financial risk due to the substantial cross-border element of its trading, which exposes its business and results of operations to fluctuations in exchange rates. This is due to the imbalance between the currencies in which turnover is generated and costs are incurred and also to certain of the Enlarged Group's subsidiaries operating in functional currencies other than the Euro. Certain of the Enlarged Group's costs for materials, including destination services and aviation jet fuel, are denominated in currencies other than the currencies in which its customers pay for their holidays. This exchange rate risk is primarily in relation to the Euro/U.S. dollar and the Euro/pound sterling exchange rates.

The Enlarged Group's risk management policy will require forecasted expenses to be hedged against the currency in which the related turnover is to be generated. To the extent that the Enlarged Group does not adequately hedge its currency exposures, a significant negative change in exchange rates could result in a mismatch between its costs and its turnover which could significantly reduce its results of operations.

In the event of rising interest rates, the Enlarged Group's interest costs in respect of its borrowings will increase and its financial results will be adversely affected.

Aircraft fuel costs, which have fluctuated considerably since 2004, constitute a significant proportion of the operating costs of the Enlarged Group's operating expenses. Fuel prices and availability are subject to economic and political factors which are beyond the control of the Enlarged Group. Increases in fuel costs usually lead to increases in prices for holidays and to reduced demand for travel. In response to the rising fuel prices, the Enlarged Group may need to impose fuel surcharges on its short, medium and long-haul flights, which could reduce demand for its travel products. In addition, upon the expiry of existing fuel hedges, the Enlarged Group may not be able to enter into new hedging contracts at acceptable rates to help mitigate the risk of rising fuel prices.

Over the past few years, there have been discussions at the EU level and within EU member states in respect of whether the existing tax exemptions for kerosene, the primary aviation fuel, should be reviewed. There can be no assurance that the current tax exemptions for aviation fuel will not be repealed. The elimination of these exemptions would lead to an increase in the Enlarged Group's aviation fuel costs.

The Enlarged Group will be subject to significant regulation and may be adversely affected by changes to existing regulation, the introduction of new regulation and/or a failure to comply with any such regulation.

The industries in which the Enlarged Group will operate are heavily regulated at various levels by European and other national regulators. Regulated areas include, among others, the provision of holiday services, the availability of take-off and landing slots at airports and ownership requirements. Applicable regulations, which include noise and emissions restrictions, could be extended to include further environmental protection or consumer protection. Compliance with such regulations will impose significant costs on the Enlarged Group's business and could potentially limit its flexibility with respect to its business practices. In the event of non-compliance with certain regulations, such as those related to flight safety, a significant part of the Enlarged Group's business could be affected, which would have a material adverse impact on its results of operations.

The Enlarged Group will be subject to significant regulation, which may limit its operational flexibility, and non-compliance with the applicable regulations could lead to legal or regulatory sanctions, as well as reputational damage. The need to comply with new or revised regulations, or new or changed interpretations or enforcement of existing regulations, may have a material adverse effect on the Enlarged Group's business and financial performance.

European and national restrictions on airline ownership could result in the loss of the Enlarged Group's airline operating and route licenses, force divestment of its airline business or result in

other adverse effects on its business. In the European countries in which the Enlarged Group will operate an air carrier, the Enlarged Group will be permitted to operate airline services only if it is majority owned, and effectively controlled, by member states of the EEA or their nationals. The carrier must be able to prove this at any time. Failure to do so may result in the withdrawal of, or a refusal to issue, the carrier's operating licence or route licences. Accordingly, TUI Travel must remain majority owned and effectively controlled by EEA member states or their nationals in order for its airlines to maintain their operating and route licences. In addition there may be national ownership restrictions applicable to the grant of route licences to the Enlarged Group's airlines.

As 51 per cent. of the TUI Travel Shares will be owned by TUI AG (on a fully diluted basis), the continuation of the Enlarged Group's operating licences and route licences will also depend on TUI AG itself continuing to be majority owned, and effectively controlled, by member states of the EEA or their nationals. A change of control of TUI AG could therefore result in the withdrawal of the Enlarged Group's airline operating and route licences.

The Enlarged Group's success will depend on its ability to retain key management and it will rely on having good relations with trade unions, works councils and employee representatives.

The Enlarged Group will require effective management attention and focus. The performance and results of the Enlarged Group's business will depend upon the efforts and capabilities of the senior management team and other key personnel. The Enlarged Group cannot guarantee that such employees will remain with the Enlarged Group since competition for talented and qualified personnel is intense, and as such the loss of key managers could lead to an adverse effect on the Enlarged Group's business, operating results and financial performance.

With over 48,000 employees around the world, relationships with employees, European and local works councils, trade unions and other employee representatives will be an important part of the Enlarged Group's strategy. Should these relationships deteriorate, there could be a risk to customer service and increased costs associated with industrial disputes.

The Enlarged Group's business will depend on information technology systems.

The business of the Enlarged Group will depend on information technology systems, especially in their yield management activities and in the provision of central administration. The reservation systems and administrative operations of the Enlarged Group will rely on the continuous functioning of their information technology systems as the Enlarged Group will engage in direct selling of holidays and travel services to its customers over the Internet. The Internet is growing in importance, not only as a distribution channel but also as basic technology for the automation of business processes between business partners. Any disruption to the Enlarged Group's information technology systems could significantly hamper or prevent operations, reduce revenues, increase costs or otherwise adversely affect the operation of the Enlarged Group's business.

The Enlarged Group may be vulnerable to rapid changes in technology standards. Technology changes rapidly, especially in the consumer-oriented tourism business, and the Enlarged Group's business may suffer if it is unable to keep up with the latest information technology developments. In addition, the Enlarged Group may be required to incur expenditure on information technology in order to keep up with the technological developments of its competitors.

The Enlarged Group will be dependent on third party service and facility providers.

The Enlarged Group will be dependent on the provision of services by third parties, such as hotel operators, other airlines, suppliers of aircraft services (ground handling, fuel, engineering and maintenance, in-flight and catering), aircraft manufacturers and third party tour operators. If any third party services or facilities on which the Enlarged Group will rely in conducting its business are restricted, temporarily halted (for example, as a result of technical problems or strikes), cease permanently or are not available on commercially acceptable terms, this could have a material adverse effect on the business, financial condition and results of operations of the Enlarged Group, including through a deterioration in customers' confidence in the Enlarged Group's ability to offer its services in a reliable manner. These adverse effects could also occur as a result of the loss or expiration of any of the Enlarged Group's contracts with third party service or facility providers and the inability to negotiate replacement contracts with other service providers at comparable rates or to enter into such contracts in any new markets the Enlarged Group wishes to access. In addition, the efficiency, timeliness and quality of contract performance by third party providers will be largely beyond the Enlarged Group's direct control.

The Enlarged Group will have significant liabilities in connection with under-funded pension benefit plans, particularly in the United Kingdom.

The Enlarged Group will have significant liabilities as a result of taking on the pension benefit plans of First Choice and TUI Tourism.

On an IAS 19 accounting basis in late 2006 the total combined deficit in the four largest UK schemes of the Enlarged Group was estimated to be approximately £363.27 million.

The Enlarged Group also has unfunded defined benefit pension obligations in countries outside of the UK and in particular the Enlarged Group has unfunded pension obligations in respect of the German defined benefit pension schemes which in 2006 equalled €74.5 million and the French defined benefit pension schemes which in 2006 equalled €10.2 million.

The cost of funding these benefits depends on a number of factors, including the real returns that can be obtained on the assets and the longevity of the members. The contributions to the defined benefit schemes may therefore change as a result of changes in investment performance, mortality and as a result of other actuarial experience factors not matching the assumptions made by the actuary.

The trustees of the Britannia Airways Limited Scheme (for TUI Tourism) and the Air 2000 Limited Retirement Benefits scheme and the Unijet Group Plc Final Salary scheme (for First Choice) are undertaking valuations which will result in updated schedules of contributions being finalised in 2007 for the Britannia Scheme and, for the other schemes, in the course of 2008. The trustees of the TUI (UK) Pension Scheme (for TUI Travel) will need to update their schedule of contributions in the course of 2009. A schedule of contributions is a schedule agreed between the participating employers and trustees of a scheme specifying the contributions payable by the employers and the scheme members; the scheme actuary is required to certify the schedule. The level of future contributions is not known at this stage and so there may be a risk of increased contributions in the future.

A recently decided case suggested that the trustees may have the right to set contribution levels (without employer agreement) which are in excess of the statutory funding requirement contributions. It is understood that this case may be subject to appeal. In addition, the trustees may seek additional contributions as a result of the Merger. This could have an adverse impact on the Enlarged Group's business, financial condition and results of operations.

If any participating company in a defined benefit pension scheme in the Enlarged Group were deemed to be "insufficiently resourced", the Pensions Regulator in the UK could issue a financial support direction requiring any company in the Enlarged Group which is connected or associated with the employer to put in place financial arrangements to support the pension liabilities. However, the Pensions Regulator may only issue a financial support direction where it considers that it is reasonable to do so.

The Enlarged Group will be subject to seasonal fluctuations.

Historically, the level of demand for TUI Tourism's and First Choice's services has fluctuated over the course of a calendar year, which caused their results to fluctuate, and this will continue to be the case for the Enlarged Group in the future. Demand has historically been highest in the summer season from May through to October and lowest in the winter season from November through to April (except for the days around Christmas, New Year and Easter). At the same time, a significant proportion of TUI Tourism's and First Choice's expenses are incurred more evenly throughout the year. Therefore, the Enlarged Group's profitability will fluctuate during the year, with the majority

of its profits being generated in the summer season. When disruptions to the Enlarged Group's business operations occur during the summer season, they may have a particularly strong adverse effect on the Enlarged Group's business, financial condition and results of operations.

Expansion through acquisitions entails certain risks, which could have adverse consequences for the Enlarged Group's business.

Part of the Enlarged Group's strategy may involve expanding its business through acquisitions of other businesses or establishing new businesses. Acquisitions will require the integration of new operations into the Enlarged Group's business. The Enlarged Group's ability to realise the expected benefits from future acquisitions will depend, in large part, upon its ability to integrate new operations with existing operations in a timely and effective manner and to manage an increasingly larger business. It will also depend upon the Enlarged Group's ability to recruit additional management as it cannot be assured that management of acquired businesses will continue to work for the Enlarged Group or that any of its recruiting efforts will succeed.

In addition, the Enlarged Group's acquisition strategy will involve numerous risks, including the potential inability to identify appropriate acquisition opportunities, possible failures of acquisitions to be profitable or to generate anticipated cash flows, the entry into markets and geographic areas where the Enlarged Group has limited or no experience, diversion of management's time and resources from core operations and potential difficulties in integrating operations and systems with those of acquired companies. Also, possible antitrust review by European or other antitrust authorities could result in such authorities seeking to impede the Enlarged Group's acquisition of new businesses.

The Enlarged Group will not have absolute ownership of the TUI name and brand.

TUI AG will grant the Enlarged Group a licence to use the TUI name and brand under the terms of the Trade Mark Licence Agreement (as summarised in paragraph 12.1.5 of Part XI of this document). The licence will be granted for an initial period of five years with a right to renew for a further five years on substantially similar terms. After such ten year period, the parties have agreed, without obligation, to consider further renewal on comparable terms. As well as its use in TUI Travel's name, the TUI brand is intended to be used extensively in the Enlarged Group's tour operating and aviation activities in Europe. It may be that the Enlarged Group and TUI AG are unable to agree terms for any further renewal of the Trade Mark Licence Agreement after the initial ten year period, or that any agreement may only be reached at substantially greater cost to the Enlarged Group than the licence fee.

Risks relating to the Merger

The conditions to completion of the Merger may not be satisfied.

Completion is conditional upon, among other things, approval by the First Choice Shareholders and approval of the Scheme by the Court. Any relevant body may refuse to grant its approval or may seek to make their approval subject to compliance by TUI AG, TUI Tourism, TUI Travel or First Choice with onerous conditions. These conditions, if accepted, could have the effect, among other things, of imposing significant additional costs on the Enlarged Group, limiting the Enlarged Group's revenues, or imposing other operating restrictions upon the business of the Enlarged Group.

The expected benefits of the Merger may not be realised.

There can be no assurance that the post-Completion reorganisation of the businesses of TUI Tourism and First Choice will achieve the anticipated synergies and cost savings.

The Board believes that the Enlarged Group will deliver pre-tax cost benefits estimated to be at least £100 million (€146 million) per annum, which will be fully realised within three years of Completion. It is expected that the restructuring costs associated with the delivery of the synergies will amount to £130 million (€190 million). These potential benefits can only be fully realised through a successful integration of the businesses and there is a risk that if the implementation of the integration plan does not proceed as contemplated, the forecast synergies may not be realised, or they may not be realised according to the timescale contemplated. In addition, details of proposed synergies will need to be the subject of discussion and consultation with trade unions, employee representatives and European and local works councils as appropriate.

The success of the Merger depends on the ability of the Enlarged Group effectively to combine the businesses of TUI Tourism and First Choice, which will involve operational complexities. Failure successfully to combine the businesses of TUI Tourism and First Choice would have an adverse impact on the Enlarged Group's business, financial condition and results of operations.

Risks relating to the TUI Travel Shares

The market price of TUI Travel Shares may go down as well as up.

The price at which TUI Travel Shares are quoted and the price at which investors may realise their TUI Travel Shares will be influenced by a large number of factors, some specific to the Enlarged Group and its operations and some which may affect the quoted travel company sector or quoted companies generally and which are outside of TUI Travel's control. These factors could include the performance of the Enlarged Group, large purchases or sales of TUI Travel Shares, legislative changes in the travel industry, general economic, political or regulatory conditions, changes in market sentiment towards TUI Travel Shares or changes in applicable taxation regimes. The Enlarged Group's results may fall below the expectations of securities analysts and investors as a result of these or other factors. In addition, stock markets from time to time suffer significant price and volume fluctuations which could affect the market price of TUI Travel Shares, but which are unrelated to the Enlarged Group's operating performance. Any of these events could result in a decline in the market price of TUI Travel Shares.

The interests of TUI AG, as majority shareholder, may not always coincide with the interests of TUI Travel or TUI Travel's other shareholders.

At Completion, TUI AG will hold 51 per cent. of the TUI Travel Shares, calculated on a fully diluted basis. As a result, TUI AG will have the voting majority necessary to block or adopt certain resolutions of TUI Travel Shareholders, including those concerning the election of Directors and the distribution of dividends. Subject to the terms of the Relationship Agreement, TUI AG will be able to exercise influence over TUI Travel. This concentration of ownership may have the effect of delaying or deterring offers by third parties to purchase some or all of the outstanding TUI Travel Shares or otherwise to bid for ownership of TUI Travel. Such delay or deterrence could deprive TUI Travel Shareholders of opportunities to receive a premium for their TUI Travel Shares as part of a sale of TUI Travel, and that possibility may prospectively have a negative effect on the market price of TUI Travel Shares.

Further, although TUI AG has agreed not to dispose of any of its holding of TUI Travel Shares for a period of 12 months following Completion other than in certain defined circumstances, it may subsequently sell all or part of its holding of TUI Travel Shares. Such a sale could result in an excess supply of TUI Travel Shares in the market, which would in turn negatively impact the market price of TUI Travel Shares.

Although TUI AG, TUI Tourism and First Choice currently anticipate a strong relationship and alignment of interests between TUI Travel and TUI AG, the business goals of TUI Travel and TUI AG may not always coincide. A divergence of business goals may lead to TUI AG using its voting majority to adopt or block resolutions whose effects may not be in the best interest of TUI Travel or TUI Travel's other shareholders.

Forward-looking statements

Certain statements contained in this document, including those in the Parts headed "Summary", "Risk Factors", "Information on the Enlarged Group", "Information on the Merger", "Financial Information on TUI Tourism", "Financial Information on First Choice", "Operating and Financial Review Relating to TUI Tourism" and "Operating and Financial Review Relating to First Choice" constitute "forward-looking statements". In some cases, these forward-looking statements can be identified by the use of forward-looking terminology, including the terms "believes", "estimates", "plans", "prepares", "anticipates", "expects", "intends", "may", "will" or "should" or, in each case, their negative or other variations or comparable terminology. Investors should specifically consider the factors identified in this document which could cause actual results to differ before making an investment decision. Such forward-looking statements involve known and unknown risks, uncertainties and other factors, which may cause the actual results, performance or achievements of TUI Tourism, First Choice or, following Completion, the Enlarged Group or industry results, to be materially different from any future results, performance or achievement expressed or implied by such forward-looking statements. Such forward-looking statements are based on numerous assumptions regarding TUI Tourism's, First Choice's and, following Completion, the Enlarged Group's present and future business strategies and the environment in which TUI Travel will operate in the future. As a result TUI Tourism's, First Choice's and, following Completion, the Enlarged Group's actual future financial condition, performance and results may differ materially from the plans, targets and expectations set out in the TUI Tourism's, First Choice's and TUI Travel's forward-looking statements contained in this document or any other forward-looking statement any of them may make. Except as required by the Prospectus Rules, the Listing Rules, the Disclosure and Transparency Rules, the London Stock Exchange or by law, none of TUI Tourism, First Choice and TUI Travel undertakes any obligation to update any of the forward-looking statements contained in this document or other forward-looking statements any of them may make.

NON-STATUTORY TERMINOLOGY

EBITDA is calculated as operating profit before depreciation of tangible fixed assets, impairment and amortisation of intangible assets where these are included in operating profit. EBITDA is not a measurement of performance under IFRS and an investor should not consider EBITDA as an alternative to operating profit or net result (as determined in accordance with generally accepted accounting principles); or as a measure for operating performance or as an alternative to net cash outflows or inflows from operating, investing and financing activities (as determined in accordance with generally accepted accounting principles); or as an alternative to any other measure of performance under generally accepted accounting principles. EBITDA is commonly reported and widely used by investors and other interested parties as a measure of a company's operating performance and debt servicing ability because it assists in comparing performance on a consistent basis without regard to depreciation and amortisation, which can vary significantly depending upon accounting methods or non operating factors. Accordingly this information has been disclosed to permit a more comprehensive analysis of the performance. As companies do not calculate EBITDA identically, the presentation of EBITDA may not be comparable to similarly titled measures of other companies. In addition, the EBITDA information included in this document is unaudited.

EXCHANGE RATES

Unless otherwise stated, throughout this document the exchange rate used to convert between Sterling and Euro is £1.00 : €1.46 and €1.00 : £0.68.

Directors, Company Secretary, registered office and advisers

Directors	Dr Michael Frenzel Sir Michael Hodgkinson Peter Long Peter Rothwell Paul Bowtell William Waggott Christoph Mueller Dr Volker Böttcher Rainer Feuerhake Tony Campbell Clare Chapman Bill Dalton Jeremy Hicks Giles Thorley
Company Secretary	Andrew John
Registered Office	First Choice House London Road Crawley West Sussex RH10 9GX
Joint Sponsors	Deutsche Bank AG, London Branch 1 Great Winchester Street London EC2N 2DB Lazard & Co., Limited 50 Stratton Street London W1J 8LL Morgan Stanley & Co. Limited 25 Cabot Square Canary Wharf London E14 4QA
Legal Advisers to the Company	Allen & Overy LLP One Bishops Square London E1 6AO Herbert Smith LLP Exchange House Primrose Street London EC2A 2HS
Reporting Accountants	KPMG Audit Plc 8 Salisbury Square London EC4Y 8BB PricewaterhouseCoopers LLP 1 Embankment Place London WC2N 6RH

Legal Advisers to the Sponsors	Ashurst Broadwalk House 5 Appold Street London EC2A 2HA
Registrars	Lloyds TSB Registrars The Causeway Worthing West Sussex BN99 6DA

Expected timetable of principal events

Timetable to Completion[1][2]

Latest time and date for receipt of forms of proxy for the Court Meeting	10.00 a.m. on 23 July 2007[3]
Latest time and date for receipt of forms of proxy for the First Choice EGM	10.15 a.m. on 23 July 2007
Voting Record Time	6.00 p.m. on 23 July 2007[4]
Court Meeting in respect of the Scheme	10.00 a.m. on 25 July 2007
First Choice EGM	10.15 a.m. on 25 July 2007[5]
Court Hearing to sanction the Scheme	29 August 2007
Court Hearing to confirm Reduction of Capital	31 August 2007
Scheme Record Time	6.00 p.m. on 31 August 2007
Effective Date of the Scheme and completion of the Merger	**3 September 2007**
Cancellation of listing of First Choice Shares	8.00 a.m. on 3 September 2007
Expected date of Admission of, and commencement of dealings in, TUI Travel Shares	8.00 a.m. on 3 September 2007
Crediting of TUI Travel Shares to CREST accounts	8.00 a.m. on 3 September 2007
Latest date for despatch of share certificates in respect of TUI Travel Shares	17 September 2007

(1) These times and dates are indicative only and the expected dates following the Court Hearings referred to above will depend, among other things, on the date upon which the Court sanctions the Scheme and confirms the Reduction of Capital. If any of the above times and/or dates change, the revised times and/or dates will be notified by announcement through the Regulatory Information Service.

(2) Unless otherwise stated, all references in this document to times are to London times.

(3) The form of proxy for the Court Meeting (but not the First Choice EGM) may alternatively be handed to First Choice's registrar on behalf of the Chairman of the Court Meeting at the start of the Court Meeting.

(4) If either the Court Meeting or the First Choice EGM is adjourned, the Scheme Voting Record Time for the relevant adjourned meeting will be 6.00 p.m. on the date two days prior to the date set for the adjourned meeting.

(5) Or as soon thereafter as the Court Meeting shall have concluded or been adjourned.

Part II

Information on the Enlarged Group

1. Introduction

On Completion, the Enlarged Group will be a leading international travel group which, on a combined basis in 2006, operated in approximately 180 countries worldwide and served more than 30 million customers in over 20 source markets.

The Enlarged Group's pro forma revenue and earnings before interest, tax, depreciation, amortisation and impairment, (EBITDA) from continuing operations and acquisitions were £12.3 billion (€18.0 billion) and £467 million (€683 million) respectively on a combined basis in 2006. *(Source: unaudited pro forma financial information as set out on page 305 of this document).*

The Board believes that the Merger offers significant benefits to First Choice Shareholders and its customers, employees and business partners.

2. Background to the Merger

The leisure travel environment has changed significantly over the last decade. The rapid development of low-cost airlines, the growth of online intermediaries, as well as increasing access to travel products via the Internet has driven changes in consumer behaviour. As a result, consumers are increasingly demanding greater flexibility and choice when purchasing leisure travel products and are seeking to access travel content through a number of points of sale, most notably the Internet.

Travel companies have responded to these changes, with both TUI Tourism and First Choice successfully reorganising their respective business models to compete within the new market:

- TUI Tourism has adapted to the changes in consumer behaviour by extending its product offering from traditional package holidays to a more Internet-based component offering, including seat-only, accommodation-only, dynamic packaging and other travel related products to ensure that its brands remain relevant in the current leisure travel market place.
- First Choice has pursued a strategy of providing differentiated and exclusive products to its customers. It has invested in its mainstream business (including the development of six exclusive Holiday Villages) and built leadership positions in growing niche segments via a successful acquisition strategy. The result has been double-digit earnings growth each year since 2003.

Consequently, the Board believes that the Merger, through the combination of TUI Tourism's large consumer tour operating brands, flight and bed content and web-led modular strategy with First Choice's specialist brands and product differentiation strategy, will create a business that is competitively positioned to satisfy all the leisure travel needs of the travel consumer. Whether that is an independent traveller seeking access to a flight or hotel room, the traditional package holidaymaker looking for the value and security of a package holiday or a travel consumer who is seeking a different type of leisure travel experience, the Enlarged Group will be able to provide the relevant content, through a variety of controlled distribution channels.

3. Competitive Strengths

The Board believes that the following key competitive strengths will enable the Enlarged Group to deliver sustainable revenue and earnings growth:

- the breadth and depth of its travel operations which address a wide range of consumer travel needs, including individual travel components (such as flights and accommodation), fully integrated package tours and niche travel products;
- a strong portfolio of over 170 brands, including leading brands such as TUI, Thomson, First Choice, JetAir, Sunsail, The Moorings, Marmara and Nouvelles Frontières;

- a variety of distribution channels in all major source markets, including off-line (retail shops and brochures), call centres and online (web-based) distribution, in order to maximise customer reach, ease of booking and flexibility of choice for customers;
- the opportunity to cross-sell differentiated travel products into the combined source markets of the Enlarged Group in cases where such opportunities have not previously been exploited;
- a leading position in the attractive long-haul segment of the travel market, supported by the Enlarged Group's experience in this segment and a firm order book for the new, fuel-efficient Boeing 787 Dreamliner, a new generation of aircraft which will enable the Enlarged Group to provide its customers with an enhanced long-haul experience to new and existing long-haul destinations;
- enhanced economies of scale in an increasingly competitive market place and the opportunity to realise significant pre-tax synergies (estimated to be at least £100 million (€146 million) per annum on an annualised basis within three years of Completion). For further information, see paragraph 7 of this Part II;
- leading Internet travel offerings in most source markets in terms of scale, product range and technology;
- management's experience in making value-enhancing acquisitions, particularly in fragmented niches of the travel market where businesses have attractive growth characteristics; and
- management's track record of improving underlying profit margins and delivering shareholder value.

4. Objectives and strategy of the Enlarged Group

TUI Travel's primary strategic objectives are:

- to be one of the world's leading leisure travel groups by providing customers with a wide choice of products with the flexibility to meet their changing needs;
- to deliver earnings growth and margin expansion through the combination of organic development and selected acquisitions;
- to deliver cost synergies and maintain a lean and efficient business model; and
- to maximise shareholder value.

TUI Travel aims to achieve these objectives through the following principal strategies:

- *Offering a comprehensive range of travel content to the consumer*—the Enlarged Group will have access to a range of products, from differentiated and exclusive content within the package holiday market, to a specialist portfolio of niche travel businesses. Its significant bed and flight content, particularly in European leisure destinations, which is accessible via multiple distribution channels, including the Internet, will enable it to offer its customers both flexibility and choice. It intends to maintain and further develop this product range.

  The Enlarged Group will also focus on offering its combined range of travel services in all of its source markets in order to maximise their potential. For example, it will seek to package and distribute specialist content (such as yachting holidays or adventure travel) into new and existing source markets, by accessing the existing operational and product expertise within First Choice and optimising the brand strength and distribution capability of TUI Tourism within all major European markets.

  The Enlarged Group aims to develop further its leading position in the attractive long-haul leisure travel segment across a number of key source markets. This will be achieved through continued investment in its long-haul fleet capacity. The Enlarged Group is a launch-customer in Europe for the new Boeing 787 Dreamliner and it has a firm order book for 23 Boeing 787s, deliveries of which are expected to commence in 2009. The Boeing 787, with its use of carbon-fibre components, represents a new generation of aircraft that will use 20 per cent. less fuel for comparable flights than today's similarly sized airplanes. These aircraft will also provide an

enhanced in-flight experience for the Enlarged Group's customers through a combination of increased comfort and conveniences onboard. The Boeing 787 also has a greater range capacity which will enable the Enlarged Group to operate to destinations for its customers that previously could only be reached by taking a secondary flight. Furthermore, the Enlarged Group will continue to develop differentiated experiences in resorts such as the Holiday Village offering which will drive earlier bookings, higher repeat rates and enhanced margins.

- *Increasing controlled distribution, developing the brand portfolio and improving yield management*—the Enlarged Group will continue to invest in its controlled distribution channels and, in particular, those channels which will maximise Internet sales and content. It will also continue to build strong brand awareness and loyalty through its portfolio of market-leading consumer brands and specialist niche brands. The Enlarged Group will develop its Internet distribution capability across the European market and specialist portfolio, while maintaining (and growing where relevant) its retail and call centre distribution channels in Europe.

  The Enlarged Group will introduce its existing leading-edge yield management techniques and systems across all its key source market operations. This will enable it to drive incremental margins by micro managing the distribution of content by enabling it to manage capacity and load factor with real-time information.

- *Maintaining an efficient and flexible business model*—the Enlarged Group will benefit from the economies of scale and consolidation synergies to maintain an efficient cost base, particularly in the Mainstream Sector. In addition, the Enlarged Group expects to benefit from the restructuring and earnings enhancement programme announced by TUI AG in December 2006 which is progressing well. Building flexibility across the business model will also be a key imperative for the Enlarged Group to enable it to manage capacity and react to changes in demand. This is particularly relevant with regards to aircraft and the combined fleets have lease maturity profiles that can provide this flexibility.

  The Enlarged Group will establish TUI Airline Management ("TAM") as the airline competence centre across the Enlarged Group. TAM will be responsible for coordinating group fleet planning and aircraft sourcing requirements as well as being responsible for the implementation of best practice group quality and safety standard procedures across the airlines. Consistency and harmonisation will be achieved through the implementation of common business and IT platforms across the airlines and through a network of intra-group services between the airlines.

- *Making value-enhancing acquisitions in high-growth segments of the market*—the Enlarged Group intends to continue to invest in small to medium-sized bolt-on acquisitions within specialist segments of the leisure travel market in order to build leadership positions in higher margin niche segments that have strong growth characteristics. The Enlarged Group's acquisition pipeline remains strong. The Enlarged Group will continue to participate in new segments of the leisure travel market through acquisitions. The Enlarged Group will also seek to build upon its leadership positions in the North American student travel market, as well as international escorted tours, adventure travel and online content, while also expanding further into the Asia Pacific and Latin American travel markets. The Enlarged Group has already secured funding facilities to enable it to finance this strategy.

5. History

First Choice and TUI AG signed a Merger Agreement on 19 March 2007, pursuant to which the parties agreed to merge TUI Tourism with First Choice to form the Enlarged Group. A brief description and history of TUI Tourism and First Choice is set out below.

TUI Tourism

Until the mid-1990s, TUI AG operated predominantly in the areas of industry, transport and natural resources. After a number of significant disposals and acquisitions, today, TUI AG's core businesses are tourism and shipping. TUI Tourism is a one-stop shop for leisure travel related products, and has established itself a leader in the European travel market. Whether for component web-based bookings or package tours, TUI Tourism covers the entire travel chain, in more than 70 holiday destinations for over 20 million customers. Its portfolio comprises around 3,200 travel agencies, 70 market leading tour operator brands, over 120 aircraft, and over 40 inbound agencies as well as access to over 165,000 hotel beds.

First Choice

With over nine million customers in 2006, First Choice is a leading leisure travel company with operations in 17 source markets serving more than 160 destinations. Its portfolio of more than 80 mainstream and specialist brands, including First Choice, Marmara, The Moorings, and Sunsail provides the customer with access to a wide range of holiday experiences, from a two week holiday in the Mediterranean to Arctic expedition cruising, to student educational travel and cultural escorted tours. The business operates a flexible business model with a fleet of 33 aircraft and 420 travel agencies, and employs approximately 15,000 people across the world through its portfolio of over 80 leading leisure travel brands.

First Choice was established in the UK in 1973 under the name Owners Abroad. In 1982, the shares of First Choice were listed on the London Stock Exchange and it launched its own airline, Air 2000, in 1987. Owners Abroad re-branded as First Choice Holidays PLC in 1994.

Since 1994, principal events in First Choice's development have included the strengthening of its long-haul capability through the purchase of Unijet and Hayes & Jarvis in 1998, its entry into the marine travel market with the acquisition of Sunsail in 1999, the creation of Online Destination Services following the acquisition of the Barceló Travel division in 2000 and its entry into the adventure travel market with the acquisition of Exodus in 2002.

6. Description of the business

Introduction

The Enlarged Group will be headquartered in Crawley, near Gatwick airport in the UK and will employ approximately 48,000 people. The Enlarged Group will serve the leisure travel consumer and it will be organised and managed through the following four Sectors:

- Mainstream
- Specialist
- Activity
- Online Destination Services

A further description of each of these Sectors is set out below.

Where information is presented in this Part II on "a combined basis in 2006" in respect of the Enlarged Group, it is presented in respect of TUI Tourism for the year ended 31 December 2006 and in respect of First Choice for the year ended 31 October 2006.

Mainstream

This Sector includes the sale of flights, accommodation, car hire, transfers and excursions, in addition to package holidays within the mainstream segment of the leisure travel marketplace. It comprises a number of vertically integrated tour operators, such as Thomson, First Choice and TUI Deutschland which, on a combined basis in 2006, consisted of 155 aircraft and 3,594 retail shops, across the UK, Ireland and Continental Europe.

On a combined basis in 2006, this Sector represented 65.8 per cent. of the underlying operating profit of the Enlarged Group.

This Sector operates within two key segments of the leisure travel market:

- Package holidays: this includes the sale of differentiated and exclusively available content, such as the Holiday Villages hotels and long-haul travel, in addition to more traditional package holidays.
- Component: this includes the sale of flights, accommodation, car hire, transfers and excursions, either as separate components or together as part of a customer assembled package holiday. The component element of sales in this segment is increasingly provided via the Internet through a number of branded web portals such as Thomson.co.uk and TUIfly.com. By providing the customer with the flexibility to choose single sector flight-only options on both the Enlarged Group's scheduled and charter flight operations, the Enlarged Group participates in the fast growing flight-only segment of the European leisure travel market.

This Sector employed approximately 38,000 employees on a combined basis in 2006 and consists of three geographical divisions:

- The Central Europe division comprises the distribution and tour operator businesses in Germany, Switzerland, Austria and the Eastern European markets as well as the operation of airlines. On a combined basis in 2006, Central Europe had a fleet of 48 aircraft, retail estate of 1,774 shops and 9,411 employees.
- The Northern Europe division comprises the distribution and tour operation businesses in the UK, Ireland and the Nordic countries as well as the following airlines: TUIfly Nordic, Thomsonfly and First Choice Airways. On a combined basis in 2006, it had a fleet of 84 aircraft, retail estate of 1,131 shops and 22,298 employees and includes the Nordotel, Atlantica and Safeharbour hotel chains.
- The Western Europe division comprises the distribution and tour operation businesses in France, the Netherlands and Belgium as well as the following airlines: Corsairfly, Arkefly and Jetairfly, and a 40 per cent. stake in Jet4you.com (Morocco). On a combined basis in 2006, it had a fleet of 20 aircraft, retail estate of 689 shops and 6,504 employees.

Specialist

This Sector operates in three segments, Destination, Premium and Lifestages:

- The Destination segment comprises a number of specialist brands across 11 source markets that have become market leaders to certain destinations out of the source markets in which they operate. This has been achieved by focusing on a relatively small number of destinations whilst establishing a breadth of product that is often exclusive and provides the customer with a range of experiences in that destination. Brands within this Sector include Marmara, Turchese and Signature Vacations.
- The Premium segment consists of a portfolio of five brands, including Hayes & Jarvis, Sovereign, Citalia and Meon, and these specialise in premium leisure travel experiences, across a range of destinations in Europe, Asia and the Caribbean.
- The Lifestages segment consists of a portfolio of businesses which focus on a particular customer demographic, such as the student travel and grey market travel segments of the leisure travel market.

On a combined basis in 2006, this Sector represented 10.6 per cent. of the underlying operating profit of the Enlarged Group and employed approximately 2,914 employees serving over two million customers.

The businesses within this Sector operate with business models that are flexible and cost efficient, with the following shared characteristics:

- Flexibility in aircraft and accommodation contracts: the businesses in this Sector typically operate a reverse charter model with third party airlines, whereby aircraft are based in destinations (as opposed to based within source markets), with less than 50 per cent. of seat capacity contracted. This enables the businesses to share flying commitments and, as a result, optimise flight yield and utilisation to drive higher margins.

- Low overhead infrastructure: Each business within this Sector operates a low overhead business model with administration and management maintained at the optimum level to support the business but maximise margins.

Activity

This Sector operates in three market segments, Marine, Adventure and Experiential.

- The Marine division includes First Choice Marine, which operates the market leading yacht chartering brands of Sunsail and The Moorings, in addition to Sunsail Clubs and Inland Waterways (Crown Blue Line and Connoisseur).
- The Adventure division consists of a portfolio of 17 adventure travel businesses, including First Choice Expedition Cruising, Exodus, Peregrine and Headwater. The portfolio of businesses has grown both organically and by acquisition, with the division averaging double-digit top line growth year-on-year while achieving high operating margins.
- The Experiential segment consists of six brands, such as Travcoa and TCS, that operate specialist escorted tours offering cultural and luxury escorted travel experiences for the US source market. These businesses have seen volume increases year-on-year as customers seek new cultural and luxury escorted travel experiences.

On a combined basis in 2006, this Sector represented 7.8 per cent. of the underlying operating profit of the Enlarged Group, and employed approximately 3,300 employees serving almost 400,000 customers.

The businesses within this Sector operate a mix of flexible and capital intensive business models to suit the travel experience offered. For example, on a combined basis in 2006 the Marine division consisted of 2,415 yachts and boats, while the First Choice Expedition Cruising business operated ten polar and adventure cruising ships. Selective asset ownership delivers competitive advantage as the businesses are able to invest in new technology and content, maintain operational control of the experience, and seek to optimise asset utilisation to drive margins.

Online Destination Services

The Online Destination Services Sector consists of market-leading incoming agencies which provide services such as guest assistance, transfers, excursions and roundtrips to Enlarged Group and third party tour operators and their clients. This Sector also sells accommodation online to both consumers and businesses and provides specialised services to cruise lines and the management of meetings and incentives activities for corporate clients.

On a combined basis in 2006, this Sector represented 15.8 per cent. of the underlying operating profit of the Enlarged Group.

The Enlarged Group provides its destination services through a portfolio of destination agencies in 48 countries around the world. The majority of these agencies are wholly owned, although joint ventures with local partners and minority interest investments also form part of the portfolio ownership structure.

This Sector's on-line accommodation services leverage the Enlarged Group's traditional offline content and relationships by distributing such content online via two main distribution channels:

- Business to business (*Hotelbeds* and *Bedsonline*)—by optimising its relationships with local hoteliers in its destinations, on a combined basis in 2006 the Enlarged Group was able to provide a bedbank of more than 25,000 hotels and apartments across 900 destinations to both independent travel agents and tour operators. The business now has over 1,800 tour operators and 7,000 travel agents as clients, who are able to access content and check availability and prices in real time. This Sector does not offer any of the exclusive hotel stock (e.g., Holiday Villages) only available to the Enlarged Group via these channels.

- Business to consumer—the Enlarged Group's online-only branded channels, such as Hotelopia, laterooms.com and TUIhotels.com, enable customers to book their accommodation as a component of their holidays, rather than as part of a package holiday. Hotelopia and laterooms.com, which focus on late availability, have access to the same bedstock as Hotelbeds and Bedsonline. A key aspect in the growth of this distribution channel is the establishment of strategic partnerships where Hotelopia delivers the content and functionality for well-known companies under their own brands. Laterooms.com is a leading online price comparator and seller of late availability hotel rooms (with particular focus on less than 24 hours), which sold 1.3 million room nights in 2006. Operating within a niche, specialist segment of the online market (i.e. late availability), it provides primarily independent hotels the opportunity to distribute late availability hotel stock. Based on a low overhead business model with no inventory risk, it has the ability to create strong margins, growth and cash generation. It primarily operates in the UK but is expanding into Europe, where a significant opportunity exists due to the fragmented ownership structure of hotels.

This Sector's destination services consist of market-leading incoming agencies which provide services such as guest assistance, transfers, excursions and roundtrips to Enlarged Group and third party tour operators as well as their clients. By providing these services, the agencies support the core tourism business and help to promote the respective travel brands of the Enlarged Group. The companies in this Sector also organise meetings, incentives, congresses and events for corporate clients and offer cruise handling services to international cruise lines. Both businesses are organised under common brands in order to achieve marketing and sales synergies on a global level. Finally, the agencies actively seek additional in-resort profit opportunities for the Enlarged Group by diversifying their activities across the tourism value chain in the destination.

On a combined basis in 2006, this Sector employed approximately 4,400 people and served nearly 15 million customers.

7. Integration and synergies

The Board believes that the Enlarged Group will deliver pre-tax cost benefits, estimated to be at least £100 million (€146 million) per annum on an annualised basis within three years of Completion. It is expected that the restructuring costs associated with the delivery of the synergies will amount to £130 million (€190 million), the majority of which will be incurred within two years of Completion.

Cost synergies are expected to arise mainly in the UK, but benefits are expected to accrue across Europe through economies of scale in the combined operations and consolidation of the First Choice and TUI Tourism operations. In the UK, synergies will be focused on combining the UK source market mainstream tour operations, and in particular improving operational efficiency within the charter airline operations. In addition, the streamlining of duplicate central functions, overheads and retail distribution capability in the UK is expected to generate significant savings for the Enlarged Group.

The expected cost synergies of at least £100 million (€146 million) per annum are in addition to any benefits expected from the existing TUI Tourism restructuring programme, announced by TUI AG on 15 December 2006.

8. Directors and Senior Managers

Board of the Enlarged Group

The Board of TUI Travel is drawn from the boards of First Choice, TUI AG and the current management of TUI Tourism, supplemented by additional independent Non-Executive Directors. The Board comprises 14 Directors and, following the appointment of three further independent Non-Executive Directors as soon as practicable following Completion, the majority of the Board will be independent.

The Board is chaired by Dr Michael Frenzel as Non-Executive Chairman (currently Chief Executive of TUI AG), with Sir Michael Hodgkinson (currently Chairman of First Choice) appointed as Independent Non-Executive Deputy Chairman.

The executive team of TUI Travel is:

	Position following Completion	Current Position
Peter Long	Chief Executive	Chief Executive of First Choice
Peter Rothwell	Deputy Chief Executive	Chief Operating Officer of TUI Tourism
Paul Bowtell	Chief Financial Officer	Chief Financial Officer of First Choice
William Waggott	Commercial Director	Chief Financial Officer of TUI Tourism
Christoph Mueller	Aviation Director	Member of executive board of TUI AG
Dr Volker Böttcher	Managing Director, Central Europe	Chief Executive of TUI Tourism Central Europe

In addition to the Chairman and Deputy Chairman, the Board includes six Non-Executive Directors, of whom five are independent. The Non-Executive Directors are Tony Campbell, Clare Chapman, Bill Dalton, Jeremy Hicks, Giles Thorley (who are currently Non-Executive First Choice Directors) and Rainer Feuerhake (who is currently Chief Financial Officer of TUI AG). Three additional independent Non-Executive Directors will be appointed by the Board as soon as practicable following Completion.

Senior Management of the Enlarged Group

In addition to the executive team outlined above, the senior management of the Enlarged Group will be made up of the following existing senior managers from First Choice and TUI Tourism, and will form the group management board of the Enlarged Group:

	Position following Completion	Current Position
Andrew John	Group Legal Director and Company Secretary	Legal Director and Company Secretary, First Choice
Bill Logan	Group Human Resources Director	Human Resources Director, First Choice
Dermot Blastland	Managing Director, UK & Ireland	Managing Director, Mainstream, First Choice
Johan Lundgren	Managing Director, Nordic	Managing Director Scandinavia, TUI Tourism
Bart Brackx	Managing Director, Western Europe	Managing Director, Western Europe, TUI Tourism
Richard Prosser	Managing Director, Specialist	Managing Director, Specialist, First Choice
John Wimbleton	Managing Director, Activity	Managing Director, Activity, First Choice
Joan Vilà	Managing Director, Online Destination Services	Managing Director, Online Destination Services, First Choice
Wolfgang Bremer	Managing Director, TUI Destination Management Services	Managing Director, Destination Management Services, TUI Tourism

Further information relating to the Board, management, corporate governance and employees is set out in Part IV of this document.

9. Relationship Agreement and other arrangements between TUI Travel and TUI AG

Relationship Agreement

Following Completion, TUI AG will hold 51 per cent. of the TUI Travel Shares on a fully diluted basis. The terms of the Merger Agreement require the Relationship Agreement to be entered into between TUI AG and TUI Travel. The Relationship Agreement sets out the principle that TUI Travel will operate independently of TUI AG and records the understanding between TUI AG and TUI Travel regarding the relationship between them and the governance of TUI Travel.

The Relationship Agreement will come into effect on Admission and will remain in force until either the TUI Travel Shares are no longer admitted to listing on the Official List and to trading on the London Stock Exchange, or TUI AG has less than 10 per cent. of the rights to vote at general meetings of TUI Travel. In addition, in the event that a person (acting alone or in concert with other persons) acquires control of TUI AG during the term of the Relationship Agreement, TUI AG will lose certain rights under the Relationship Agreement including its rights in respect of the composition of the Board.

The Relationship Agreement provides that the Board shall have a maximum of 17 Directors, a majority of whom shall be independent. It confers on TUI AG the right to appoint two Non-Executive Directors to the Board (being "Shareholder Directors") for so long as TUI AG holds 30 per cent. or more of the voting rights in TUI Travel. In addition, for so long as TUI AG holds 40 per cent. or more of the voting rights in TUI Travel, TUI AG may appoint one of its Shareholder Directors as the Chairman of the Board. The Relationship Agreement also allows TUI AG to relinquish its right to appoint the Chairman and instead to appoint the Chief Executive of TUI Travel.

The Relationship Agreement also contains restrictions on TUI AG's ability to dispose of TUI Travel Shares in the 12 months following Admission and contains restrictions on the acquisition by TUI AG of additional TUI Travel Shares which result in the increase of its shareholding to more than 55 per cent. of the voting rights in TUI Travel (save where TUI AG makes a general offer to acquire all TUI Travel Shares in issue). TUI AG has anti-dilution rights in respect of further issues of TUI Travel Shares other than on a pre-emptive basis.

TUI Travel has agreed that certain matters will require the prior approval of 80 per cent. of the Directors present at the meeting of the Board at which such matter is considered, including material changes to the business of any Group Company, acquisitions and disposals of a value which exceeds £10 million, the entry into, variation or redemption prior to their due date of any borrowing facilities and the approval of the annual budget of the Enlarged Group.

In addition, TUI Travel is prevented from doing certain things which may cause TUI AG to breach any of the restrictions under its current bond facilities in the absence of any permitted exemption, including entering into external borrowings, creating security over its assets and restricting its ability to pay dividends.

Other arrangements

TUI Travel and TUI AG have entered into the Shareholder Loan Agreement, under which TUI AG will lend a maximum amount of €2 billion to TUI Travel with effect from Completion. This agreement will provide TUI Travel with funds for general corporate purposes for the period from Completion until the date three years after TUI Travel is no longer restricted from raising external finance by the terms of the Relationship Agreement (as referred to above).

TUI Travel and TUI AG have entered into the Hotel Framework Agreement, which governs the commercial relationship between TUI AG and TUI Travel in respect of the distribution of hotel beds forming the hotel portfolio interests retained by TUI AG on Completion.

Prior to Completion, TUI Travel and TUI AG will enter into the Trade Mark Licence Agreement, under which TUI AG will grant to TUI Travel an exclusive right to use the registered trade mark "TUI Travel" with effect from Completion.

Further details of the Relationship Agreement, Shareholder Loan Agreement, Hotel Framework Agreement and Trade Mark Licence Agreement are set out in paragraphs 12.1.2, 12.1.3, 12.1.4 and 12.1.5 of Part XI of this document respectively.

Transitional services will be provided by TUI AG to TUI Travel after the Effective Date, but are not considered to be material.

10. Dividend Policy

Following Completion, consistent with the Enlarged Group's enhanced growth strategy, TUI Travel intends to follow a progressive dividend policy which balances delivering returns to shareholders with the need to retain sufficient funds for investment in growth opportunities, including the ongoing expansion of the specialist portfolio. In setting its initial dividend, it is expected that, as from the Effective Date, TUI Travel will target a dividend cover in the order of two times.

It is intended that, following Completion, one or more Group Companies undertakes a Court-approved capital reduction under section 135 of the Companies Act 1985 to create additional distributable reserves. This is principally to ensure that TUI Travel possesses sufficient distributable reserves to continue to be able to pay dividends in accordance with its dividend policy.

11. Capital Resources

TUI Travel will be financed through three principal facilities: (i) a new bank facility which will provide £600 million of funding in the form of cash advances, letters of credit and bank guarantees

(subject to a maximum amount of £200 million which may be drawn down in the form of a letter of credit or bank guarantee); (ii) a new bonding facility which will provide £400 million of funding in the form of a bonding line; and (iii) a €2 billion shareholder loan from TUI AG. A summary of the terms of the bank facilities referred to in (i) and (ii) above and the Shareholder Loan Agreement referred to in (iii) above are set out in paragraphs 12.1.7, 12.1.8 and 12.1.3 respectively of Part XI of this document.

Information on the capital resources of TUI Tourism and First Choice is set out in paragraph 2.2 of Part VI and paragraph 2.2 of Part VIII of this document respectively.

12. Current Trading and Prospects

TUI Tourism

Trading for the financial year 2007 is in line with the Board's expectations. Overall demand in the travel market remains strong, with varying levels of growth in demand across TUI Tourism's source markets.

Overall, bookings for the 2007 Summer season have started well, with customer numbers up 7.8 per cent. and booked revenues up 2.8 per cent. year-on-year, as at 22 June 2007. The Central Europe Sector, which includes the large German source market, recorded a good increase in bookings, although the Sector's results are affected by start-up costs in connection with the restructuring of flight operations under the new brand TUIfly.com. Customer numbers and booked revenues have also increased in the Western Europe Sector, although the Northern Europe Sector has experienced a decline year-on-year due to difficult market conditions in the UK and Ireland.

Despite varying trends across TUI Tourism's source markets, in the absence of significant adverse events the performance for the full year is expected to be in line with the Board's expectations.

First Choice

Trading for the financial year 2007 has been in line with the Board's expectations. For the 2007 Summer season, the Mainstream Holidays Sector has performed in line with management expectations in what remains a challenging market. As at 24 June 2007, revenues were cumulatively up four per cent. on volume growth of one per cent., with overall capacity flat on 2006. Capacity in the short-haul market has been reduced by five per cent., with revenues down seven per cent. on lower volumes of five per cent. Within the medium haul segment, where capacity has been maintained at 2006 levels, both revenues and volumes are flat. The long-haul segment has experienced strong demand, with capacity up by 25 per cent. and revenues up by 26 per cent. on volume growth of 22 per cent.

The Specialist Holidays Sector has had an excellent start to the 2007 summer season across all its businesses, with sales and volumes as at 24 June 2007 up 18 per cent. and 16 per cent., respectively, on 2006 as a result of increased demand for lifestyle and destination specialist products.

In the Activity Holidays Sector, summer revenues were up five per cent. as at 24 June 2007, as the Sector continues to perform in line with the Board's expectations. Revenues were up seven per cent. in the Adventure business and up two per cent. in the Marine business, on a like-for-like basis. Margins are currently slightly ahead of last year for the summer programme.

In the Online Destination Services Sector, all routes to market as at 24 June 2007, continue to grow and are performing well, with sales and bednights up 50 per cent. and 30 per cent. respectively, with margins also ahead of last year. The integration of laterooms.com is progressing as planned, as the business enjoys strong demand for late availability bedstock, with sales and volumes up 78 per cent. and 73 per cent. respectively.

Part III

Information on the Merger

1. Introduction

On 19 March 2007, the boards of First Choice and TUI AG announced that they had agreed the terms of a recommended merger to create one of the world's leading travel groups to be called TUI Travel PLC.

On announcement, the Merger was subject to (amongst other things) the satisfaction of certain conditions, including the receipt of appropriate competition clearances. Such clearances have now been received. However, the implementation of the Merger remains subject to the satisfaction or waiver of the conditions referred to in paragraph 6 of this Part III.

2. Structure of the Merger

It is intended that the Merger, which is being unanimously recommended by the boards of TUI AG and First Choice, will be effected through the acquisition by TUI Travel of First Choice (by means of the Scheme) and, simultaneously with completion of the Scheme, the acquisition by TUI Travel of TUI Tourism from TUI AG.

Under the terms of the Scheme, the First Choice Shares will be cancelled and, on the Effective Date, First Choice Shareholders will receive one TUI Travel Share for each First Choice Share. The total number of TUI Travel Shares issued to First Choice Shareholders on Completion will constitute 49 per cent. of the entire issued share capital of TUI Travel immediately after Completion (on a fully diluted basis).

In consideration of the transfer by TUI AG of TUI Tourism to TUI Travel, TUI Travel will issue 570,197,768 TUI Travel Shares to TUI AG, constituting 51 per cent. of the entire issued share capital of TUI Travel immediately after Completion (on a fully diluted basis). In addition, TUI Travel will assume €875 million of target net debt (inclusive of pension liabilities).

Following implementation of the Merger, TUI AG will be the parent company of TUI Travel. TUI AG has a current market capitalisation of €4.99 billion (based on the closing price of €19.89 for each share in TUI AG on 27 June 2007 and 251 million TUI AG shares outstanding) and is a member of Germany's blue-chip DAX 30 Index. TUI AG will retain its interests in shipping and hotels after Completion.

The TUI Travel Shares to be issued on Completion will be issued credited as fully paid, will rank equally with the existing TUI Travel Shares and will be entitled to all dividends and other distributions declared or paid by TUI Travel by reference to a record date on or after the Effective Date.

3. First Choice Scheme of Arrangement

The purpose of the Scheme is to provide for TUI Travel to become the owner of the entire issued share capital of First Choice. This is to be achieved by the cancellation of the Scheme Shares held by First Choice Shareholders and the issuing of an equal number of First Choice Shares to TUI Travel and/or to its nominees.

For the Scheme to become effective, a special resolution implementing the Scheme must be passed by First Choice Shareholders at the First Choice EGM and the Scheme must be approved by First Choice Shareholders at the Court Meeting by a majority in number of those First Choice Shareholders, present and voting either in person or by proxy, at the Court Meeting, representing 75 per cent. or more in value of all First Choice Shares held by such First Choice Shareholders.

The Scheme also requires the sanction of the Court and the confirmation by the Court of the Reduction of Capital, as well as satisfaction or waiver of the other Conditions.

On the Effective Date, the Scheme will be binding on all First Choice Shareholders irrespective of whether or not they attend or vote in favour of the Scheme at the Court Meeting or at the First Choice EGM.

The Scheme Document, setting out the details of the Scheme and the Whitewash Resolution, will be despatched to First Choice Shareholders together with a copy of this document.

4. Transfer of TUI Tourism to TUI Travel

Prior to Completion, it will be necessary for TUI AG to undertake a restructuring of TUI Tourism. This will involve the transfer of companies and assets, including TUI AG's owned aircraft, aircraft engines, spare parts, Boeing order book aircraft, lease and finance contracts and related contracts, within the TUI AG group of companies to create the TUI Tourism Group. Where the consent of third parties is required to transfer TUI AG's leased aircraft to TUI Travel, meetings have been held with the relevant counterparties and initial indications are that such consents will ultimately be provided.

Once complete, the restructuring will allow the completion of the Merger to take place in accordance with the terms of the Merger Agreement. TUI AG will then transfer, or procure the transfer of, the assets and holding companies that constitute the TUI Tourism Group to TUI Travel.

In consideration of the transfer by TUI AG of TUI Tourism to TUI Travel, TUI Travel will issue 570,197,768 TUI Travel Shares to TUI AG, constituting 51 per cent. of the entire issued share capital of TUI Travel immediately after Completion (on a fully diluted basis). Under the terms of the Merger, on Completion TUI Travel will assume target net debt of €875 million (inclusive of pension liabilities) as described below.

The assumption of the net debt referred to above will be effected in the following manner: accounts of TUI Tourism will be prepared (each as defined in the Merger Agreement) as at the date of Completion. From such accounts, the amounts of net debt and working capital shall be determined as at Completion, except that the amount of pension liabilities shall be as at 31 December 2006. To the extent that the net debt (inclusive of pension liabilities) is less than €875 million, additional cash consideration will be due from TUI Travel to TUI AG in respect of the acquisition of TUI Tourism. This amount will remain outstanding as debt due to TUI AG on the terms of the Shareholder Loan Agreement described in paragraph 12.1.3 of Part XI of this document. To the extent that net debt (inclusive of pension liabilities) is greater than €875 million the non-share consideration due from TUI Travel to TUI AG in respect of the acquisition of TUI Tourism will be reduced by such difference and TUI AG will settle such difference by a cash payment to TUI Travel.

An amount of target working capital will be agreed prior to the Effective Date and the difference between the target working capital amount and the actual amount of working capital will be established. To the extent that actual working capital exceeds or is less than target working capital, a further adjustment will be made. If working capital exceeds target working capital (i.e., working capital is less negative than target working capital), an amount equal to the excess will be due from TUI Travel to TUI AG and will remain outstanding as a debt due to TUI AG on the terms of the Shareholder Loan Agreement. If working capital is less than target working capital, an amount equal to such shortfall will be settled by a cash payment from TUI AG to TUI Travel.

As referred to in paragraph 8 of this Part III, the disposal of TUI Tourism's Budget Travel business in Ireland is a condition of the European Commission's clearance decision. It is intended that TUI AG will transfer Budget Travel to TUI Travel as part of the TUI Tourism Group, and that Budget Travel will be disposed of in accordance with the disposal commitments given to the European Commission as a condition of its merger clearance.

5. The Merger Agreement and Inducement Fees

On 19 March 2007, TUI AG, First Choice and TUI Travel entered into the Merger Agreement in connection with the Merger. The Merger Agreement sets out the terms on which TUI Travel will acquire each of First Choice and TUI Tourism. In addition, the Merger Agreement has governed, and will continue to govern, the relationship between TUI AG and First Choice until the Merger becomes effective or lapses.

Pursuant to the Merger Agreement, each of TUI AG and First Choice has undertaken to co-operate and take all steps that are within their power and are both reasonable and necessary to implement the Merger and has given certain undertakings in relation to the conduct of its respective business in the period prior to the implementation of the Merger. Each of TUI AG and First Choice has also agreed not to actively solicit any alternative transaction that would be inconsistent with implementing the Merger.

TUI AG has given First Choice high-level warranties covering certain information provided to First Choice in respect of the business of TUI Tourism. In addition, the Merger Agreement contains a tax indemnity under which TUI AG covenants with First Choice that it will indemnify TUI Travel in respect of tax incurred by TUI Travel relating to, amongst other matters, certain events occurring prior to Completion and the transfer of TUI Tourism to TUI Travel as described in paragraph 4 above.

The Merger Agreement may be terminated by TUI AG or First Choice in certain circumstances, including where any regulatory authority irrevocably blocks the Merger, where First Choice Shareholders fail to approve the Scheme at the Court Meeting or fail to pass the resolutions relating to the Merger at the First Choice EGM, where the Court fails to sanction the Scheme or a material adverse change occurs (referable to agreed benchmarks) which affects First Choice or TUI AG (as the case may be).

TUI AG has agreed to pay First Choice an inducement fee of £15 million (inclusive of any amounts in respect of VAT) if the Merger fails and:

(a) an Independent Competing Offer for TUI AG or TUI Tourism is announced and becomes or is declared wholly unconditional; or

(b) First Choice exercises its right to terminate the Merger Agreement for an unremedied breach by TUI AG of its obligations under the Merger Agreement.

First Choice has agreed to pay TUI AG an inducement fee of £15 million (inclusive of any amounts in respect of VAT) if the Merger fails and:

(a) an Independent Competing Offer for First Choice is announced and becomes or is declared wholly unconditional;

(b) the First Choice Directors withdraw or adversely modify their recommendation of the Merger; or

(c) TUI AG exercises its right to terminate the Merger Agreement for an unremedied breach by First Choice of its obligations under the Merger Agreement.

6. Conditions to the Implementation of the Merger

In summary, the implementation of the Merger is conditional upon:

(a) the approval of the Scheme by a majority in number representing 75 per cent. or more in value of the First Choice Shareholders present and voting, either in person or by proxy, at the Court Meeting;

(b) the resolutions to approve matters to give effect to the Scheme being duly passed by the requisite majority of First Choice Shareholders at the First Choice EGM;

(c) the sanction of the Scheme and confirmation of the Reduction of Capital by the Court (in either case, with or without modification, on terms acceptable to First Choice and TUI AG) and the subsequent registration of the Court Orders by the Registrar of Companies in England and Wales;

(d) Admission occurring;

(e) the Merger having been cleared by the European Commission under the EC Merger Regulation;

(f) the Merger having been cleared by any relevant non-EU competition authorities and no notice of any action, which would make the Merger unenforceable or illegal or impose material conditions on the parties with respect to the Merger, having been received from any regulatory body in any jurisdiction;

(g) the Takeover Panel granting a specific waiver from the requirements of Rule 9 of the Takeover Code in respect of the issue of TUI Travel Shares to TUI AG; and

(h) TUI AG and First Choice having obtained all necessary consents from the providers of their bonding and other finance facilities, or other replacement facilities having been arranged.

Neither First Choice nor TUI AG is entitled to invoke a Condition (other than the Conditions referred to in paragraphs (d), (e) and (f) above) unless the circumstances which give rise to the right to invoke the condition are of material significance in the context of the Merger.

7. Merger Resolutions and Timing

The Court Meeting and the First Choice EGM are scheduled to take place on 25 July 2007. On the assumption that the resolutions needed to approve the Scheme are duly passed at the Court Meeting and the First Choice EGM, First Choice will seek the consent of the Takeover Panel to a waiver from the requirements of Rule 9 of the Takeover Code and the sanction of the Scheme (and approval of the Reduction of Capital) by the Court.

Upon the Scheme and the acquisition by TUI Travel of TUI Tourism from TUI AG becoming effective, the First Choice Shares will be cancelled and TUI Travel Shares will be issued to First Choice Shareholders and TUI AG.

The Merger is expected to become effective on or about 3 September 2007.

8. Merger Filings

The Merger falls within the merger control jurisdictions of the European Commission (under the EC Merger Regulation), the United States, Canada and China. With the exception of the European Union, TUI Tourism and First Choice have no material overlapping activities in the travel and tourism sector in any jurisdiction or country.

Canada

Clearance was received from the Canadian Competition Bureau on 26 April 2007 by means of an Advance Ruling Certificate. Such a certificate precludes any challenge to the transaction under the competition laws of Canada and exempts the transaction from a formal (and more burdensome) merger filing under Part IX of the Canadian Competition Act.

China

An informal merger notification has been made to the merger central authorities in China and the Merger was cleared on 1 June 2007.

United States

A Hart-Scott merger filing was made on 5 May 2007 to the US Federal Trade Commission (the "FTC"). On 11 May 2007, the FTC cleared the Merger by notifying the parties of an early termination of the obligatory waiting period.

European Union

On 4 June 2007, the European Commission declared the Merger compatible with the common market in a phase I clearance decision, subject to the disposal of TUI Tourism's Budget Travel business in Ireland.

9. Rule 9 Whitewash

Following Completion, TUI AG will hold 51 per cent. of the TUI Travel Shares on a fully diluted basis. Under Rule 9 of the Takeover Code, if a person acquires an interest in shares which, taken together with shares in which he and persons acting in concert with him are already interested, carry 30 per cent. or more of the voting rights of a company subject to the Takeover Code, then that person must normally make a general offer for all the remaining shares in that company. However, where an obligation to make a mandatory offer under Rule 9 arises following an issue of new shares, the Takeover Panel may consent to a waiver of that obligation provided that, among other things, such waiver is approved by a vote of the independent shareholders of the company concerned. In this case, the Panel has agreed to waive the obligation which would otherwise arise for TUI AG to make an offer for TUI Travel under Rule 9, subject to approval of the waiver by the First Choice Shareholders, which is being sought at the First Choice EGM pursuant to the Whitewash Resolution.

TUI AG will, following Completion, hold in excess of 50 per cent. of the voting rights of TUI Travel and will be able to increase its aggregate interest in TUI Travel Shares without incurring any obligation to make a general offer to all TUI Travel Shareholders to acquire their TUI Travel Shares. However, TUI AG has, under the Relationship Agreement, agreed to certain restrictions on its ability to acquire further TUI Travel Shares. These restrictions are summarised in paragraph 12.1.2 of Part XI of this document.

10. Share Schemes

The effect of the Merger on the First Choice Share Schemes is described in paragraph 6 of Part XI of this document.

The Board has established the TUI Travel Incentive Schemes which may be used after the Merger becomes effective. The operation of these five schemes is subject to the approval in principle of First Choice Shareholders at the First Choice EGM. The principal features of the schemes are summarised in paragraph 6 of Part XI of this document and are available for inspection at the dates, times and places described in paragraph 23 of Part XI of this document.

11. Listing and Admission to Trading

Admission

Application will be made for the TUI Travel Shares to be admitted to the Official List, and to the London Stock Exchange for the TUI Travel Shares to be admitted to trading on the London Stock Exchange's main market for listed securities. It is expected that Admission will become effective on the Effective Date, which is currently expected to be 3 September 2007.

The maximum number of TUI Travel Shares which will be issued in connection with the Merger is 1,118,034,839. Assuming the maximum number of shares is issued, the total number of TUI Travel Shares in issue (including all of those TUI Travel Shares which may be issued as a result of the exercise of the options under the First Choice Share Schemes) following Completion will be 1,118,034,859.

The TUI Travel Shares will be created under the Companies Act 1985 and the legislation made thereunder and will be issued in registered form and will be capable of being held in certificated and uncertificated form.

De-listing of First Choice

Prior to the Effective Date, First Choice intends to apply to the Financial Services Authority for the listing of the First Choice Shares to be cancelled and to the London Stock Exchange for the First Choice Shares to cease to be admitted to trading on the London Stock Exchange's main market for listed securities. This is expected to take place on the Effective Date.

Dealings

On the assumption that the Scheme becomes effective, all registered holders of First Choice Shares will be bound by the Scheme. It is expected that the listing of the First Choice Shares will be cancelled and that they will cease to be admitted to trading on the London Stock Exchange at 8.00 a.m. on 3 September 2007.

It is expected that dealings in the TUI Travel Shares will commence at 8.00 a.m. on 3 September 2007.

The ISIN of the TUI Travel Shares will be GB00BIZ7RQ77.

Form of TUI Travel Shares

The TUI Travel Shares will be issued in registered form and may be held either in certificated or uncertificated form.

Share Certificates

It is intended that, where applicable, share certificates in respect of the TUI Travel Shares will be distributed from 3 September 2007 or as soon thereafter as is practicable at the risk of the investor. Temporary documents of title will not be issued.

TUI Travel Shares held in certificated form can be traded through a broker who should be provided with the relevant share certificate in order to settle trades. Holders of TUI Travel Shares who hold their shares in certificated form will receive dividends, notices of shareholder meetings and other shareholder documents directly from TUI Travel at their registered addresses.

Holders of First Choice Shares who are due to receive their TUI Travel Shares in certificated form will receive their certificates by post at their registered addresses no later than 14 days after the Effective Date.

CREST

TUI Travel will apply for the TUI Travel Shares to be admitted to CREST with effect from Admission. CREST is a paperless settlement procedure enabling securities to be evidenced otherwise than by a certificate and transferred otherwise than by a written instrument. On Admission, the articles of association of TUI Travel will permit the holding of TUI Travel Shares under the CREST system. Accordingly, settlement of transactions in the TUI Travel Shares following Admission may take place within the CREST system if any shareholder so wishes.

CREST is responsible for the payment of dividends to account holders. Holders of TUI Travel Shares who hold their shares through CREST will receive notices or any other shareholder documents directly from TUI Travel at their registered addresses.

CREST is a voluntary system and holders of TUI Travel Shares who wish to receive and retain share certificates will be able to do so.

First Choice Shareholders who are due to receive their TUI Travel Shares in uncertificated form through CREST will receive uncertificated TUI Travel Shares in their CREST accounts the Business Day after the Effective Date.

TUI AG will receive its TUI Travel Shares in uncertificated form.

12. Overseas Shareholders

United States

The TUI Travel Shares will not be registered under the US Securities Act and will be issued in the United States pursuant to the Scheme only in reliance on the exemption from registration provided by Section 3(a)(10) of that Act. For the purposes of qualifying for this exemption, First Choice will advise the Court that its sanctioning of the Scheme will be relied upon to establish the availability of this exemption.

The TUI Travel Shares will not be registered under the securities laws of any state of the United States, and will be issued in the United States pursuant to the Scheme only in reliance on available exemptions from such state law registration requirements and the provisions of Section 18 of the US Securities Act.

Any First Choice Shareholder in the United States that is not an affiliate, for the purposes of the US Securities Act, of TUI Travel or First Choice prior to the implementation of the Scheme and is not an affiliate of TUI Travel following implementation of the Scheme may sell TUI Travel Shares received pursuant to the Scheme in ordinary secondary market transactions without restriction under the US Securities Act.

Under US securities laws, any First Choice Shareholder in the United States who is deemed to be an affiliate of TUI Travel or First Choice prior to the implementation of the Scheme and/or is or becomes an affiliate of TUI Travel following the implementation of the Scheme (whether or not a US person) will be subject to timing, manner of sale and volume restrictions on the sale of TUI Travel Shares received pursuant to the Scheme pursuant to Rule 145(d) under the US Securities Act, and may not resell TUI Travel Shares unless pursuant to another applicable exemption from the registration requirements of the US Securities Act, or in a transaction not subject to such requirements (including a transaction that satisfies the applicable requirements of Regulation S under the US Securities Act relating to offers and sales outside the United States). For these purposes, an "affiliate" of any person is generally defined to be a person that directly, or indirectly through one or more intermediaries, controls, or is controlled by, or is under common control with, that person. Whether a person is an affiliate of a company for such purposes depends on the circumstances, but affiliates of a company can include directors, officers, and significant shareholders. First Choice Shareholders in the United States that believe they are or may be "affiliates" of TUI Travel or First Choice should consult their own legal advisers prior to any sale of TUI Travel Shares received pursuant to the Scheme.

Neither the SEC nor any US state securities commission has approved or disapproved the TUI Travel Shares or passed an opinion upon the accuracy or adequacy of this document. Any representation to the contrary is a criminal offence in the United States.

First Choice Shareholders who are citizens or residents of the United States should consult their own legal and tax advisers with respect to legal and tax consequences of the Scheme in their particular circumstances.

Canada

The TUI Travel Shares issued to or for the benefit of any resident of Canada pursuant to the Scheme will not be qualified for sale under the securities law of any province or territory of Canada and may be subject to resale restrictions.

First Choice Shareholders who are citizens or residents of Canada should consult their own legal and tax advisers with respect to legal and tax consequences of the Scheme in their particular circumstances.

Other Jurisdictions

This document and any accompanying documents are not being made available to First Choice Shareholders with registered addresses in any Restricted Jurisdiction and may not be treated as an invitation to subscribe for any TUI Travel Shares by any person resident or located in such jurisdictions or any other Restricted Jurisdiction.

The TUI Travel Shares have not been, and will not be, registered under the applicable securities laws of any Restricted Jurisdiction. Accordingly, the TUI Travel Shares may not be offered, sold, delivered or transferred, directly or indirectly, in or into any Restricted Jurisdiction to or for the account or benefit of any national, resident or citizen of any Restricted Jurisdiction.

The implications of the Scheme for Overseas Shareholders may be affected by the laws of relevant jurisdictions. Such Overseas Shareholders should inform themselves about, and observe, any applicable legal requirements. Any person outside the UK who is resident in, or who has a registered address in, or is a citizen of, an overseas jurisdiction and who is to receive TUI Travel Shares pursuant to the Scheme should consult his or her professional advisers and satisfy himself or herself as to the full observance of the laws of the relevant jurisdiction in connection with the Scheme, including obtaining any requisite governmental or other consents, observing any requisite formalities and paying any issue, transfer or other taxes due in such jurisdiction.

This document has been prepared for the purposes of complying with English law, the Prospectus Rules and the Listing Rules, and the information disclosed may not be the same as that which could have been disclosed if this document had been prepared in accordance with the laws of jurisdictions outside the United Kingdom.

Overseas Shareholders should consult their own legal and tax advisers with respect to the legal and tax consequences of the Scheme in their particular circumstances.

Part IV

Directors, corporate governance and employees

1. Directors of TUI Travel

TUI Travel's management team is highly experienced, with senior executives having spent many years in the leisure travel market. The Enlarged Group will be managed in four operational Sectors supported by a group management board.

Dr Michael Frenzel has been appointed as Non-Executive Chairman of TUI Travel. Dr Frenzel is also Chairman of the executive board of TUI AG and his knowledge of the TUI Tourism business will be of assistance to the Board following the completion of the Merger. He is supported in his role by Sir Michael Hodgkinson, currently Non-Executive Chairman of First Choice, who is independent Deputy Chairman of TUI Travel.

Peter Long has been appointed Chief Executive of TUI Travel. His long experience of successfully directing leisure travel businesses will be applied to the benefit of TUI Travel and its shareholders. Paul Bowtell, currently Group Finance Director of First Choice, has been named Chief Financial Officer of TUI Travel. Peter Rothwell, currently Chief Operating Officer of TUI Tourism, has been appointed Deputy Chief Executive of TUI Travel, in which role his extensive experience of both operations and restructuring will be of great benefit to the Board.

A group management board consisting of the six executive Directors and nine Senior Managers will be established on completion of the Merger to oversee the operational performance of the Enlarged Group.

The Directors are as follows:

Director	Age	Position at Completion
Chairman (Non-Executive)		
Dr Michael Frenzel	60	Chairman
Deputy Chairman (Non-Executive)		
Sir Michael Hodgkinson	63	Independent Deputy Chairman
Executive Directors		
Peter Long	55	Chief Executive
Peter Rothwell	47	Deputy Chief Executive
Paul Bowtell	39	Chief Financial Officer
William Waggott	43	Commercial Director
Christoph Mueller	46	Aviation Director
Dr Volker Böttcher	48	Managing Director, Central Europe
Non-Executive Directors		
Rainer Feuerhake	63	Non-Executive Director
Tony Campbell	57	Independent Non-Executive Director
Clare Chapman	47	Independent Non-Executive Director
Bill Dalton	63	Independent Non-Executive Director
Jeremy Hicks	54	Independent Non-Executive Director
Giles Thorley	39	Independent Non-Executive Director

The Senior Managers are as follows:

Senior Manager	Age	Position at Completion
Andrew John	54	Group Legal Director and Company Secretary
Bill Logan	59	Group Human Resources Director
Dermot Blastland	57	Managing Director, UK & Ireland
Johan Lundgren	40	Managing Director, Nordic
Bart Brackx	45	Managing Director, Western Europe
Richard Prosser	49	Managing Director, Specialist
John Wimbleton	48	Managing Director, Activity
Joan Vilà	44	Managing Director, Online Destination Services
Wolfgang Bremer	65	Managing Director, TUI Destination Management Services

The Company Secretary of TUI Travel is Andrew John.

Ages given are as at 27 June 2007, the latest practicable Business Day prior to the publication of this document.

The business address of each of the Directors is c/o TUI Travel PLC, First Choice House, London Road, Crawley, West Sussex RH10 9GX.

2. Profiles of the Directors and Senior Managers

2.1 The names, business experience and principal business activities outside TUI Travel of the Directors are set out below:

Dr Michael Frenzel

Dr Michael Frenzel has held the position of Chairman of the executive board of TUI AG (formerly Preussag AG) since January 1994, overseeing its extensive acquisition programme in the late 1990s, which resulted in the acquisitions of TUI AG's stake in Hapag-Lloyd and of leading tourism businesses such as Thomson Travel and Nouvelles Frontières. Prior to joining Preussag AG in 1988, he held various positions in Westdeutsche Landesbank (WestLB).

Sir Michael Hodgkinson

Sir Michael Hodgkinson joined the board of First Choice as a Non-Executive Director in January 2004 and became Chairman in March of that year. Following an early career in the automotive industry, Sir Michael was appointed Chief Executive of Grand Metropolitan's European Food Division in 1986. In 1992, Sir Michael joined BAA plc, becoming Chief Executive in 1999, a post from which he retired in June 2003. He is currently Senior Non-Executive Director at Royal Mail and Chairman of Post Office Limited, and a Non-Executive Director of Transport for London Limited, Dublin Airport Authority and FKI PLC.

Peter Long

Peter Long joined the board of First Choice in October 1996 as Managing Director of First Choice Holidays & Flights. In November 1996, he was appointed First Choice Group Managing Director and became Chief Executive of First Choice in September 1999. Prior to joining First Choice, Mr Long was Chief Executive of Sunworld Holidays, having previously been Finance Director and then Chief Executive of the tour operating division of the International Leisure Group. He is currently a Non-Executive Director of Rentokil Initial plc and Debenhams plc.

Peter Rothwell

Peter Rothwell is Chief Operating Officer of TUI Tourism and a member of the main management board of TUI AG. After an early career with Thomson Holidays, he joined Airtours Holidays in 1995 as its Managing Director, and had progressed by 1999 to the post of Airtours UK Leisure Group Chief Executive with a seat on the board of Airtours plc. In 2001, he rejoined Thomson Travel Group as Chief Operating Officer after its acquisition in 2000 by TUI AG.

Paul Bowtell

Paul Bowtell joined the board of First Choice as Group Finance Director in September 2004. He was previously Finance Director of British Gas, a subsidiary of Centrica plc, where he had been since 2002. Prior to that, he held a number of corporate centre roles at WH Smith plc, before becoming the Finance Director of the UK Retail business. Mr Bowtell is an associate of the Institute of Chartered Accountants in England and Wales.

William Waggott

William Waggott is currently Chief Financial Officer of TUI Tourism. Following an early career with Coopers & Lybrand and Courtaulds Textiles plc, where he performed various senior group finance and divisional finance director roles, Mr Waggott joined Airtours plc in 1992 as UK Leisure Group Finance Director, prior to joining Thomson Travel Group in 2001.

Christoph Mueller

Christoph Mueller has extensive experience within the aviation and aerospace industry, having held senior positions in Daimler Benz Aerospace, Lufthansa AG and the Sabena Group. He became Chief Financial Officer of DHL Worldwide Network SA in 2002 and became a member of the executive committee of Deutsche Post AG in 2004. On 1 January 2006, Mr Mueller was appointed as a member of the executive committee of TUI AG, responsible for the flight division. He is also currently Chief Executive Officer of Hapag-Lloyd Flug GmbH. Since September 2006, Mr Mueller has been a member of the executive board of TUI AG. He is also a member of the supervisory boards of Hapag-Lloyd AG, TUI Deutschland GmbH and TUI Belgium N.V.

Dr Volker Böttcher

After an early career in law, Dr Volker Böttcher became head of TUI AG's special programmes division in 1996, which included responsibility for long-haul destinations, City Tours and the Eastern Mediterranean. He was appointed to the board of TUI Deutschland GmbH in April 2000 and became Chairman in July 2001. Dr Böttcher is currently Chief Executive of TUI Tourism Central Europe and is responsible for tourism sales in the source markets of Germany, Austria, Switzerland and Poland.

Rainer Feuerhake

Rainer Feuerhake joined the Preussag Group (now TUI AG) in 1968, and by 1980 was responsible for all group accounting. He was appointed as Chief Financial Officer of TUI AG (formerly Preussag AG) in November 1988.

Tony Campbell

Tony Campbell became a Non-Executive Director of First Choice in April 1997. He was Deputy Chief Executive of Asda Stores Limited and a Director of Asda Stores plc until March 2001. Mr Campbell is chairman of both Hobbs Headco Limited and TM Lewin and Sons Limited, and a Director of Alaska Food Diagnostics Limited.

Clare Chapman

Clare Chapman was appointed to the board of First Choice in March 2003 as a Non-Executive Director. She is currently Director General of Workforce for the National Health Service and Department of Health. Prior to January 2007, she had been the Group Human Resources Director of Tesco plc. In addition, Ms Chapman serves on the board of the Qualifications and Curriculum Authority (QCA) and on the advisory board of the Judge Business School, University of Cambridge.

Bill Dalton

Bill Dalton became a Non-Executive Director of First Choice in October 2004. He was previously Chief Executive of HSBC Bank plc and global head of personal financial services for the HSBC Group. Mr Dalton is also a Non-Executive Director of a number of UK and North American companies, including Swiss Re GB plc, Associated Electric and Gas Insurance Services (AEGIS), HSBC Finance, Inc and Talisman Energy, Inc.

Jeremy Hicks

Jeremy Hicks, ACA, joined the board of First Choice as a Non-Executive Director in February 2005. He was, until April 2007, the Finance Director of Aegis Group plc, having been appointed to the role in 1999. Prior to that, Mr Hicks was Finance Director of Abbot Mead Vickers plc.

Giles Thorley

Giles Thorley was appointed a Non-Executive Director of First Choice in February 2006 and is currently the Chief Executive Officer of Punch Taverns plc. After qualifying as a barrister, he had an early career at Nomura International plc. Mr Thorley has been in his current post at Punch Taverns plc since 2001.

2.2 The names, business experience and principal business activities outside TUI Travel of the Senior Managers are set out below:

Andrew John

Andrew John is a solicitor who practised with the City law firm Coward Chance prior to taking up a career in industry. He held the post of Director of Legal Affairs at Unisys Limited followed by various senior legal and commercial positions at Vickers PLC, which culminated in his appointment to the Vickers' board in 1994 as Commercial Director and Company Secretary. In that role he led several high profile acquisitions and disposals. Mr John joined First Choice in December 2000.

Bill Logan

Bill Logan began his career in industrial relations. He then developed his human resources career in international roles with Seagram, Inc. in London, New York and Hong Kong. Having attended the Strategic HR Programme at Stanford University, he joined First Choice in 1998 to support First Choice's international human resources development.

Dermot Blastland

Dermot Blastland joined the board of First Choice on 6 September 1999. He is currently Managing Director of the Mainstream Holidays Sector of First Choice, having previously held positions as Managing Director of First Choice Holidays & Flights, Ski, Lakes & Mountains and President of Signature Vacations. Prior to joining First Choice in February 1988, he was Commercial Director at Thomson and subsequently Managing Director of Portland Holidays.

Johan Lundgren

Johan Lundgren has been working in the Nordic tourism industry for almost 20 years, ten of which have been as a Managing Director. Between 1999 and 2001, Mr Lundgren was president of Sunquest Vacations in Canada. Mr Lundgren is currently Chief Executive of TUI Nordic and is also responsible for tourism sales in the source markets of Italy and Russia.

Bart Brackx

Bart Brackx started his professional career with responsibilities in seat management and price calculation at the tour operator Jetair and, in 1994, he assumed further responsibility as Managing Director of internal affairs. Since 2001, Mr Brackx has held the position of Chief Executive Officer and President of the Board of Directors of Jetair, of which TUI AG is the majority shareholder. In 2004, Mr Brackx was appointed Chief Executive Officer of TUI Belgium and, in September 2006, he was appointed divisional director of TUI AG, in charge of the Western Europe source market.

Richard Prosser

Richard Prosser joined First Choice in 1997 as Overseas Director for the UK and Ireland Mainstream business and, following his appointment as Managing Director of First Choice's European Specialist businesses in 2000, he has built the current portfolio though a mixture of acquisitions, start-ups, internal reorganisations and leveraging the assets of the combined businesses. Prior to joining First Choice, Mr Prosser was a Director of Cosmos Holidays, part of the Swiss owned Globus organisation.

John Wimbleton

John Wimbleton joined the group management board of First Choice as Managing Director of the Activity Holidays Sector on 4 July 2006, having been with First Choice since 1990. From 2000 to 2005 he was Managing Director of the UK Distribution division of First Choice, with responsibility for the retail estate and sales of the First Choice Group's products through third parties and First Choice Independent Travel. Prior to this he held the position of deputy Managing Director of First Choice Holidays and Flights Limited for five years.

Joan Vilà

After developing his professional career in the Destination Services division of the Barceló Group, Joan Vilà was appointed Managing Director of this division in 1999, which was integrated into First Choice in 2000. In November 2002, he was appointed to the group management board of First Choice and, at present, he is the Managing Director of the Online Destination Services Sector. He holds an MBA from IESE, a degree in Economics from the University of Barcelona and has recently completed the Columbia Senior Executive programme at Columbia Business School.

Wolfgang Bremer

Wolfgang Bremer started his career with the Preussag Group (now TUI AG) in 1970. Mr Bremer was involved with the development of TUI AG's integrated tourism group and he headed the mergers and acquisitions department, as well as portfolio management in the tour operating, retail and incoming divisions. Currently, Mr Bremer is Executive Director of TUI AG and is responsible for the management of the group's destination services portfolio, which comprises TUI Service AG and incoming agencies in 29 countries. Mr Bremer is a member of the boards of TUI Service AG, TUI Netherlands and TUI Belgium.

3. Interests of the Directors and Senior Managers

As at 27 June 2007 (the latest practicable Business Day prior to the publication of this document), none of the Directors or Senior Managers or their immediate families had any interests in the share capital of TUI Travel which will be required to be (i) notified to TUI Travel pursuant to the Disclosure and Transparency Rules or (ii) being interests of a person connected (within the meaning of Disclosure and Transparency Rules) with a Director or Senior Manager which would, if such connected person were a Director or Senior Manager, be required to be disclosed under (i) above and the existence of which was known to or could, with reasonable diligence, be ascertained by the Director or Senior Manager as at 27 June 2007 (the latest practicable Business Day prior to the publication of this document). The interests which the Directors and Senior Managers and their

immediate families are expected to have in the share capital of TUI Travel immediately following Completion are set out in the following table:

	Number of TUI Travel Shares	Percentage of issued share capital of TUI Travel*
Directors		
Dr Michael Frenzel	—	—
Sir Michael Hodgkinson	20,000	0.0018%
Peter Long	2,869,706**	0.2567%
Peter Rothwell	—	—
Paul Bowtell	12,771**	0.0011%
William Waggott	—	—
Christoph Mueller	—	—
Dr Volker Böttcher	—	—
Rainer Feuerhake	—	—
Tony Campbell	40,804	0.0036%
Clare Chapman	—	—
Bill Dalton	—	—
Jeremy Hicks	—	—
Giles Thorley	25,000	0.0022%
Senior Managers		
Andrew John	264,579**	0.0237%
Bill Logan	100,754**	0.0090%
Dermot Blastland	440,775**	0.0394%
Johan Lundgren	—	—
Bart Brackx	—	—
Richard Prosser	232,694**	0.0208%
John Wimbleton	108,715**	0.0097%
Joan Vilà	16,930	0.0015%
Wolfgang Bremer	—	—

* Assuming the maximum number of TUI Travel Shares is issued on Completion. Rounded to four decimal places.
** Including TUI Travel Shares held in First Choice SIP.

As at 27 June 2007 (the latest practicable Business Day prior to the publication of this document), the following Directors held awards under the First Choice Share Schemes to subscribe for First Choice Shares:

Peter Long

	Date of Award	Number of Shares awarded	Date from which exercisable	Expiry of exercise period (60 days)
Restricted Share Plan (Converted Shares):	27.07.04	87,976	27.07.07	25.09.07
	14.12.04	105,263	14.12.07	12.02.08
	23.12.04	267,536	23.12.07	21.02.08

	Date of Award	Number of Shares awarded	Vesting Date
Performance Share Plan:	14.12.05	277,427	14.12.08
	13.02.07	259,616	13.02.10

	Date of Award	Number of Shares awarded	Vesting Date
Deferred Annual Bonus Scheme:			
Type of Award			
Deferred (Tranche 1)	14.12.05	87,241	14.12.07
Deferred (Tranche 2)	14.12.05	43,621	14.12.08
Matching	14.12.05	523,448	14.12.08
Deferred	13.02.07	122,308	13.02.10
Matching	13.02.07	489,232	13.02.10

Paul Bowtell

	Date of Award	Number of Shares awarded	Date from which exercisable	Expiry of exercise period (60 days)
Restricted Share Plan (Converted Shares):	13.10.04	419,548	13.10.07	12.12.07
	14.12.04	157,894	14.12.07	12.02.08

	Date of Award	Number of Shares awarded	Vesting Date
Performance Share Plan:	14.12.05	114,504	14.12.08
	13.02.07	111,058	13.02.10

	Date of Award	Number of Shares awarded	Vesting Date
Deferred Annual Bonus Scheme:			
Type of Award			
Deferred (Tranche 1)	14.12.05	40,713	14.12.07
Deferred (Tranche 2)	14.12.05	20,356	14.12.08
Matching	14.12.05	244,276	14.12.08
Deferred	13.02.07	58,846	13.02.10
Matching	13.02.07	235,384	13.02.10

As at 27 June 2007 (the latest practicable Business Day prior to the publication of this document), the following Directors held options under the First Choice Senior Executive Plan to subscribe for First Choice Shares:

Peter Long

	Date of Award	No. of First Choice Shares under option	Exercise Price (pence)	Date from which exercisable	Expiry of exercise period
First Choice Senior Executive Plan	30.10.02	958,904	109.50	30.10.07	30.10.09
	09.12.03	828,096	135.25	09.12.08	09.12.10

A proposal will be made under the First Choice Performance Share Plan and the First Choice Deferred Annual Bonus Scheme to exchange a proportion of the awards under the First Choice Performance Share Plan and the matching shares under the First Choice Deferred Annual Bonus Scheme for awards over TUI Travel Shares. The remainder of the awards over First Choice Shares will vest with effect from the date on which the Court sanctions the Scheme, subject to performance testing and time pro rating to that date. Further details on the proposals to participants in the First Choice Share Schemes are set out in Part XI of this document.

Further details of the First Choice Share Schemes are set out in paragraph 6 of Part XI of this document.

Shareholding Guidelines

In order to emphasise the commitment of senior management to TUI Travel the Remuneration Committee and the Directors have set guidelines for the holding of shares in the Company. Within five years the Chief Executive will be expected to own shares to the value of 200 per cent. of his base salary. In the cases of the other executive Directors and members of the Group Management Board, the respective guidelines will be 150 per cent. to 100 per cent. of base salary.

At inception, the Chief Executive will already meet this target and the remaining executive Directors will be encouraged to reach the guideline levels well in advance of the five year timeframe.

4. Directors' terms of appointment

4.1 Executive Directors

Each of the executive Directors of TUI Travel will enter into a service agreement with TUI Travel (or, in the case of Dr Volker Böttcher and Christoph Mueller, with TUI Deutschland GmbH and Hapag-Lloyd Flug respectively, which will be subsidiaries of TUI Travel incorporated in Germany) with effect from Completion, which will replace his previous service agreement and will be conditional on and effective from Completion. The proposed principal terms of those service agreements, each of which will be governed by English law (or, in the case of Dr Volker Böttcher and Christoph Mueller, by German law), are set out in sub-paragraphs (a) to (g) below.

(a) Salary

Executive Director	Salary (£'000)
Peter Long	800
Peter Rothwell	600
Paul Bowtell	460
William Waggott	400
Dr Volker Böttcher	350
Christoph Mueller	350

(b) Term

Under the terms of each executive Director's service agreement, his employment will continue until (i) it is terminated by the executive Director giving to TUI Travel not less than six months' written notice, (ii) it is terminated by TUI Travel giving to the executive Director not less than 12 months' written notice, (iii) it is terminated by TUI Travel with immediate effect by reason of the executive Director's prolonged illness or incapacity, the executive Director committing a serious or repeated breach of any term of the service agreement, the executive Director neglecting, failing or refusing to carry out any of his duties, the executive Director's disqualification from acting as a director, the executive Director's resignation from his office as a director, the executive Director becoming of unsound mind, bankrupt or compounding with his creditors, or if the executive Director behaves in a manner which is likely to bring TUI Travel or any other Group Company into disrepute or prejudice its or their interests or which seriously impairs his ability to perform his duties.

TUI Travel may require an executive Director to spend any or all of his notice period on garden leave, during which the executive Director will receive full salary and other contractual benefits.

The Company reserves the right to terminate the executive Directors' service agreements by making a payment in lieu of notice of an amount equal to his gross basic salary and benefits in respect of his relevant notice period.

(c) Bonuses

Each executive Director participates in an annual non-pensionable bonus plan. The TUI Travel Remuneration Committee set the targets on an annual basis. The targets relate to the achievement of pre-tax profits and strategic personal objectives and the TUI Travel Remuneration Committee will assess the profit performance and the achievement of strategic personal objectives when determining the level of any bonus awards. The maximum bonus potential for the Chief Executive is 150 per cent. of base salary, for the Deputy Chief Executive and Group Finance Director 120 per cent. of base salary, and for the other executive Directors 100 per cent. of base salary.

In addition, the Chief Executive is entitled to any remaining payment, subject to the achievement of performance conditions, which may arise in October 2009 under a five-year long-term cash bonus plan, as explained in paragraph 5.2 of Part IV.

(d) Share plans

The executive Directors will be eligible to be selected for participation under the TUI Travel Incentive Schemes as described in paragraph 6 of Part XI, or such other long term incentive schemes as may from time to time be in force.

(e) Pension

Each of the executive Directors will participate in a defined contribution or equivalent pension scheme. The Company will also make contributions of 50 per cent. of base salary into a defined contribution pension scheme for the benefit of Peter Long, and contributions of 25 per cent. of base salary into a defined contribution pension scheme for the benefit of Paul Bowtell. Peter Rothwell and William Waggott will cease to be active members of a defined benefit pension scheme and will instead receive the benefit of contributions to a defined contribution pension scheme at the level of 50 per cent. of base salary. In the event of the pension fund values of any of these four executive Directors exceeding the HMRC lifetime allowance limit and the relevant executive Director choosing not to accept further pension contributions, a non-pensionable cash payment (which will be subject to tax and National Insurance) equivalent to the annual contribution to the pension scheme for that executive Director will be offered in lieu. Christoph Mueller and Dr Volker Böttcher will participate in separate pension arrangements in Germany at a company cost of 35 per cent. and 25 per cent. of base salary respectively.

(f) Other benefits

Each executive Director will be entitled to participate in TUI Travel's permanent health insurance scheme (or its equivalent in Germany), and to private medical cover (or its equivalent in Germany) for himself, his spouse and dependent children under 21 (or, if in full time education, under 25) and to a fully expensed motor vehicle. Each executive Director will also be entitled to 25 days' paid holiday in each holiday year, rising to a maximum of 30 days after five years of service.

(g) Confidentiality and Restrictive Covenants

Each executive Director will be subject to certain confidentiality restrictions during and after his employment, and will also be restricted for a period of 12 months from the termination of his employment from (i) competing with TUI Travel, (ii) soliciting customers, prospective customers or senior employees and (iii) interfering with suppliers to TUI Travel.

4.2 Non-Executive Directors

The Non-Executive Directors have entered into letters of appointment with TUI Travel dated 29 June 2007 with effect from Completion setting out the terms of their appointment which will be

conditional on and effective from Completion. The proposed principal terms are set out in sub-paragraphs (a) to (d) below:

(a) Fees

Non-Executive Director	Fee (£'000)
Dr Michael Frenzel	300
Sir Michael Hodgkinson	200
Jeremy Hicks	70[1]
Clare Chapman	65[2]
Rainer Feuerhake	55
Tony Campbell	55
Bill Dalton	55
Giles Thorley	55

(1) £55,000 in respect of his role as Non-Executive Director and £15,000 in respect of his role as Chairman of the audit committee

(2) £55,000 in respect of her role as Non-Executive Director and £10,000 in respect of her role as Chairman of the remuneration committee

(b) Term

The appointment of each Non-Executive Director will be for an initial term of three years from the date of his/her appointment to the Board unless otherwise terminated earlier by and at the discretion of either the Non-Executive Director or TUI Travel upon six months' written notice.

TUI Travel may terminate the appointment with immediate effect by reason of the Non-Executive Director's prolonged illness or incapacity, the Non-Executive Director committing a serious or repeated breach of any term of his/her letter of appointment, the Non-Executive Director ceasing to be a director, or the Non-Executive Director acquiring an interest in or accepting a position with another company without the prior approval of the Board which, in the Board's reasonable opinion, is likely to give rise to a material conflict of interest with the Non-Executive Director's position as a Non-Executive Director of TUI Travel.

(c) Time Commitment

TUI Travel anticipates a time commitment of up to 20 days per annum to include attendance at monthly Board meetings, meetings of committees of the Board on which the Non-Executive Director serves, meetings of Non-Executive Directors, the Company's annual general meeting, Board away days and at least one site visit per year.

(d) Other

TUI Travel intends to put in place and maintain directors' and officers' liability insurance with an indemnity limit of £100 million during the course of the appointments. Such insurance cover will also cover the executive Directors of TUI Travel.

5. Remuneration of the Directors and Senior Managers

An analysis of emoluments of the Directors and Senior Managers comprising their salary and fees, salary in lieu of benefits, bonus and benefits paid by TUI AG and its subsidiary undertakings for the year ended 31 December 2006 and by First Choice and its subsidiary undertakings for the year ended 31 October 2006 is shown below:

5.1 TUI Tourism

	Annual base salary	Salary and fees	Bonus payments	Benefits	Total	Pension contributions
	£000	£000	£000	£000	£000	£000
Executive Directors						
Peter Rothwell	525	516	1,005	473	1,994	240
William Waggot	368	356	541	316	1,213	168
Christoph Mueller	306	306	640	203	1,149	118
Dr Volker Böttcher	238	238	200	129	567	45
	1,437	1,416	2,386	1,121	4,923	571
Non-Executive Directors						
Dr Michael Frenzel	748	924	431	3	1,359	462
Rainer Feuerhake	442	586	345	3	933	236
	1,190	1,510	776	6	2,292	698
Senior Managers						
Johan Lundgren, Bart Brackx and Wolfgang Bremer in aggregate	625	625	661	86	1,372	97
	3,252	3,551	3,823	1,213	8,587	1,366

Conditional upon Completion, TUI AG intends to make a payment of £2,425,000 together with a further amount to be calculated by reference to the value of 162,420 TUI AG shares on Completion by way of contribution to an employee benefit trust of which William Waggott and Peter Rothwell and their families are beneficiaries with a recommendation that the trustees appoint £880,000 and the value of 81,409 TUI AG shares to be held for the benefit of the family of William Waggott and £1,545,000 and the value of 81,011 TUI AG shares to be held for the benefit of the family of Peter Rothwell. The part of the payments that relate to Peter Rothwell is subject to TUI AG Supervisory Board approval and all of the payments are conditional on Completion.

Mr Waggott and Mr Rothwell have separately waived, conditional upon Completion, any rights in respect of the termination of their existing employment and pension arrangements with TUI AG and TUI Northern Europe.

TUI Travel has agreed that Peter Rothwell and William Waggott's entitlements under the TUI Northern Europe Long Term Incentive Plan will be surrendered on Completion in consideration of the grant by TUI Travel of replacement awards of equivalent face value to, in the case of Peter Rothwell, 81,010 TUI AG shares and, in the case of William Waggott, 81,409 TUI AG shares, to be released between 2008 and 2009 on a comparable basis as Peter Long and Paul Bowtell's replacement awards under the TUI Travel PSP.

TUI Travel has also agreed that certain entitlements under Christoph Mueller's and Volker Böttcher's contracts of employment within the TUI AG group will be surrendered on Completion in consideration of the grant by TUI Travel of awards to Christoph Mueller and Volker Böttcher with a face value of, respectively, €700,000 and €500,000 to be released between 2008 and 2009 on a comparable basis as Peter Long and Paul Bowtell's replacement awards under the TUI Travel PSP. The award to Christoph Mueller are subject to TUI AG Supervisory Board approval and all of the payments are conditional on Completion.

5.2 First Choice

	Annual base salary	Salary and fees	Bonus payments	Benefits	Total	Pension contributions
	£000	£000	£000	£000	£000	£000
Executive Directors						
Peter Long	636	636	636	40	1,312	318
Paul Bowtell	350	350	306	14	670	96
	986	986	942	54	1,982	414
Non-Executive Directors						
Sir Michael Hodgkinson	170	170	—	—	170	—
Tony Campbell	38	38	—	—	38	—
Clare Chapman	38	38	—	—	38	—
Bill Dalton	33	33	—	—	33	—
Jeremy Hicks	38	38	—	—	38	—
Giles Thorley	33	25[1]	—	—	25	—
	350	342	—	—	342	—
Senior Managers						
Andrew John, Bill Logan, Dermot Blastland, Richard Prosser, John Wimbleton and Joan Vilà in aggregate	1,456	1,430	462	89	1,981	430
	2,792	2,758	1,404	143	4,305	844

(1) Giles Thorley was appointed in February 2006.

Benefits of the Non-Executive Directors include annual holiday concessions of up to £2,500.

Under a five-year long-term cash bonus agreement between Peter Long and First Choice, approved at the 2005 AGM, Peter Long is entitled to a cash bonus in the aggregate maximum amount of £1.5 million based on the performance of First Choice to 31 October 2009 (or the nearest year end date).

The performance targets include both total shareholder return and earnings per share tests and an element of personal objectives.

The Remuneration Committee has approved, subject to performance conditions being met that a portion of this bonus will vest with effect from the date on which the Court sanctions the Scheme, which will result in the release of up to £900,000. The remaining portion of the long-term cash bonus plan will be released at the end of the original five year period, subject to the achievement of performance conditions at that date.

6. Corporate Governance

The Board and committees

There will be a maximum of 17 Directors on the Board, of whom 14 are currently appointed. Following the appointment of three further independent Non-Executive Directors by the Board as soon as practicable following Completion, the majority of the Board will be independent for the purposes of the Combined Code. As detailed below, the Board has established an Audit Committee, a Remuneration Committee and a Nomination Committee. The Board expects to meet at least eight times per year and may meet at other times at the request of any Director. Each Director has one vote but, in the case of equality of votes, the chairman of the meeting has a casting vote.

The Articles contain procedures to deal with any conflict of interest that may arise in the proceedings of the Board. Each Director is required to disclose to the Board any interest that the Director has in any proceedings of the Board and, except as otherwise provided by the Articles, the Director shall not vote at a meeting of the Board or a committee of the Board on any resolution concerning any contracts, arrangements or other proposals in which he or she has an interest.

Under the terms of the Relationship Agreement, each of the Audit Committee, Remuneration Committee and Nomination Committee will include up to two Shareholder Directors (appointed by TUI AG) and not less than three Non-Executive Directors. Each committee will be chaired by an independent Non-Executive Director.

TUI Travel Audit Committee

Members

The Board has established an audit committee (the "Audit Committee") comprised of four independent Non-Executive Directors.

The Chairman of the Audit Committee is Jeremy Hicks who has recent relevant financial experience as Finance Director of Aegis Group plc. In addition to Jeremy Hicks, the other members of the Audit Committee are Bill Dalton, Tony Campbell and Giles Thorley.

Mr Hicks, Mr Dalton, Mr Campbell and Mr Thorley are all considered by the Board to be independent within the meaning of the Combined Code.

Role of the Audit Committee

The main responsibilities of the TUI Travel Audit Committee are to:

(a) monitor the integrity and clarity of the financial information and of the major financial statements of TUI Travel, and to review any significant financial reporting issues and judgments those statements contain;

(b) approve the annual external audit plan and to review with the external auditors the nature, scope and results of their audit, and any control issues raised by them;

(c) make recommendations as to the appointment of the external auditors and review any question of their resignation or removal, and to review the effectiveness of the external auditors and their independence;

(d) review the consistency of and any changes to accounting policies, the application of appropriate accounting standards, and the methods used to account for significant unusual transactions;

(e) review and assess the internal audit plan, monitor and review the effectiveness and freedom from management interference of TUI Travel's internal audit function, and to approve the appointment and removal of the head of that function;

(f) review TUI Travel's internal controls and systems and practices for the identification and management of risk; and

(g) to review arrangements for "whistle blowing".

TUI Travel Remuneration Committee

Members

The Board has established a remuneration committee (the "Remuneration Committee") comprised of three independent Non-Executive Directors and two Shareholder Directors.

The Chairman of the Remuneration Committee is Clare Chapman who has relevant experience as she was, until January 2007, Group Human Resources Director of Tesco plc, and is now Director General of Workforce for the National Health Service and Department of Health. The other members of the Remuneration Committee are Tony Campbell, Bill Dalton, Dr Michael Frenzel and Rainer Feuerhake.

Ms Chapman, Mr Campbell and Mr Dalton are all considered by the Board to be independent within the meaning of the Combined Code. Dr Michael Frenzel and Mr Feuerhake, being the Shareholder Directors, are not independent.

Role of the Remuneration Committee

The main responsibilities of the Remuneration Committee are to:

(a) make recommendations to the Board on the framework for executive remuneration and to determine and review from time to time the specific terms for the remuneration and terms and conditions of employment of the chairman of the Board and of the executive Directors, including the design of targets and payments made under any bonus scheme and long term incentive scheme;

(b) agree any compensation for loss of office of any executive Director; and

(c) recommend and monitor the level and structure of the remuneration of Senior Managers.

TUI Travel Nomination Committee

Members

The Board has established a nomination committee (the "Nomination Committee") comprised of three independent Non-Executive Directors and two Shareholder Directors.

The Chairman of the Nomination Committee is Sir Michael Hodgkinson and the other members are Clare Chapman, Jeremy Hicks, Dr Michael Frenzel and Mr Feuerhake.

Sir Michael Hodgkinson, Ms Chapman and Mr Hicks are all considered by the Board to be independent within the meaning of the Combined Code. Dr Michael Frenzel and Mr Feuerhake, being the Shareholder Directors, are not independent.

Role of the Nomination Committee

The main responsibilities of the Nomination Committee are to:

(a) periodically review the structure, size and composition of the Board and make appropriate recommendations to the Board;

(b) give full consideration to succession planning for Directors;

(c) evaluate the balance of skills, knowledge and experience of the Board;

(d) prepare a description of the role and capabilities required for any particular Board appointment including that of the chairman; and

(e) identify and nominate for the approval by the Board candidates to fill Board vacancies as and when they arise.

The Nomination Committee shall also make recommendations to the Board concerning the standing for reappointment of the Directors.

Compliance with the Combined Code

It is the intention of the Board that, upon Completion, TUI Travel will be in compliance with the provisions set out in Section 1 of the Combined Code, save in relation to the following matters:

(a) Dr Michael Frenzel, Chairman of the Board, did not fulfil the independence criteria set out in provision A3.1 of the Combined Code on his appointment to the Board, being chairman of the executive board of TUI AG.

(b) Provisions B2.1 and C3.1 of the Combined Code provide that the Remuneration Committee should be made up entirely of independent Non-Executive Directors. As explained above in this paragraph 6, under the terms of the Relationship Agreement, TUI AG has appointed two Non-Executive Directors to the Remuneration Committee.

(c) On Completion, it is expected that the Board will comprise 14 Directors, of whom six will be independent and so there will not be a majority of independent Non-Executive Directors on the Board pursuant to provision A.3.2 of the Combined Code. However, it is intended that three additional independent Non-Executive Directors are appointed by the Board as soon as practicable following Completion, upon which TUI Travel will be compliant with provision A.3.2.

The corporate governance arrangements referred to above are considered by the Board to be appropriate given the shareholding structure of TUI Travel and the terms of the Relationship Agreement.

7. Employees

TUI Travel attaches great importance to the skills and expertise of the employees of First Choice and TUI Tourism and believes the increased size and strength of the Enlarged Group will offer attractive career prospects.

However, in order to achieve the planned benefits of the Merger some operational restructuring will be required following Completion. In particular, in the UK, restructuring will be required in the combined real estate, airline, tour operations and central functions, which will involve a reduction of roles in some areas but an increase in others. There will also be some restructuring in Germany and the UK associated with creating a single headquarters for TUI Travel in Crawley. Given the combined effects of the timescale for the integration programme, natural attrition and the opportunities the Enlarged Group will create, TUI Travel expects that compulsory redundancies will be minimised. If they are necessary, TUI Travel will comply with all applicable consultation and legal requirements in this respect.

8. Confirmations and Conflicts of Interest

8.1 Save as described in paragraph 8.2 below, none of the Directors or Senior Managers has, during the past five years:

(a) been convicted in relation to a fraudulent offence;

(b) been associated with any bankruptcy, receivership or liquidation while acting in the capacity of a member of the administrative, management or supervisory body or of senior manager of any company;

(c) been subject to any official public incrimination and/or sanction by statutory or regulatory authorities (including designated professional bodies); or

(d) been disqualified by a court from acting as a member of the administrative, management or supervisory bodies of any issuer or from acting in the management or conduct of the affairs of any issuer.

8.2 Mr Feuerhake was a Non-Executive director of Babcock Borsig AG from September 1999 until March 2003. Babcock Borsig AG filed for insolvency under German bankruptcy law in July 2002. During the subsequent insolvency proceedings commenced in September 2002, creditors of Babcock Borsig AG filed claims amounting to approximately €5.5 billion, and of those original claims, approximately €500 million have been recognised by the administrator. These proceedings are ongoing and are not expected to conclude for a number of years.

8.3 Save as described below, no Director or Senior Manager has any actual or potential conflicts of interest between any duties they have to TUI Travel and their private interests or other duties:

(a) Sir Michael Hodgkinson is a director of Dublin Airport Authority;

(b) Johan Lundgren is a member of the Malmö Aviation advisory board; and

(c) Dr Frenzel and Mr Feuerhake are members of the executive board of TUI AG, which will be the majority shareholder of TUI Travel from Completion.

8.4 Save in respect of the appointment of any Shareholder Director by TUI AG pursuant to the provisions of the Relationship Agreement, details of which are set out in paragraph 12.1.2 of Part XI of this document, none of the Directors or Senior Managers was selected to his or her

position pursuant to any arrangement or understanding with any major shareholder, customer, supplier or other person having a business connection with TUI Travel, TUI Tourism or First Choice.

8.5 No restrictions have been agreed by any Director or Senior Manager on the disposal within a certain period of time of his or her holdings of TUI Travel Shares.

8.6 There are no family relationships between any of the Directors or Senior Managers.

8.7 No Director or Senior Manager has, or has had, any interest in any transaction which is or was unusual in its nature or conditions or which is or was significant to the business of TUI Travel, TUI Tourism or First Choice and which was effected by TUI Travel, TUI Tourism or First Choice during the current or immediately preceding financial year and which remains in any respect outstanding or unperformed.

8.8 There are no outstanding loans granted by TUI Travel, TUI Tourism or First Choice to any of the Directors or Senior Managers, nor has any guarantee been provided by TUI Travel, TUI Tourism or First Choice for their benefit.

9. Directorships and Partnerships

Save as set out below, none of the Directors or Senior Managers has either (a) held a directorship of any company, other than those companies in the TUI Tourism Group or First Choice Group, or (b) been a partner in a partnership, at any time in the five years prior to the date of this document:

Director	Current directorships/partnerships	Former directorships/partnerships
Dr Michael Frenzel	AWD Holding AG AXA Konzern AG Continental AG E.ON Energie AG Hapag-Lloyd AG Norddeutsche Landesbank Preussag North America Inc. Volkswagen AG	ING-BHF Bank AG Deutsche Bahn AG
Sir Michael Hodgkinson	Dublin Airport Authority Essex Community Foundation FKI plc Post Office Limited Presidents Quay Limited Royal Mail Holdings plc Transport For London	Airports International Limited BAA (International Holdings) Limited BAA Enterprises Limited BAA International Limited BAA Lynton plc BAA Plc BAA Security Limited Bank Of Ireland plc Eastleigh Airport Limited Essex Economic Partnership Limited Heathrow Airport Limited London Airports 1992 Limited London Airports Limited London First Thames Gateway South Essex Partnership Limited World Duty Free plc
Peter Long	Debenhams plc F.T.O. Trust Fund Limited Rentokil Initial Pension Trustee Limited Rentokil Initial plc	RAC plc
Peter Rothwell	Movision-Films	None

	Current directorships/partnerships	Former directorships/partnerships
Paul Bowtell	None	British Gas Connections Limited British Gas Housing Services Limited British Gas Pipelines Limited Repair and Care Limited SF (UK) Limited
William Waggott	Movision-Films Preussag UK Limited	CVT Solutions Ltd West Midlands International Ltd
Christoph Mueller	Hapag-Lloyd AG	None
Dr Volker Böttcher	Magic Life der Club Hotel-betriebsgesellschaft GmbH	None
Rainer Feuerhake	Hapag-Lloyd AG Preussag North America Inc. Amalgamated Metal Corporation PLC	Babcock Borsig AG Wolf GmbH
Tony Campbell	Alaska Food Diagnostics Limited Data Transfer & Communications Limited Hobbs Headco Limited Hobbs Holding No.1 Limited T M Lewin Group Limited	Asda Group Limited Asda Stores Limited Bandsound Limited Blackwell Ltd George Davies Holdings Limited George Davies Partnership Limited Mclagan Investments Limited Pets At Home Group Ltd Punch Taverns Plc Spirit (PSC) Limited Spirit (SGL) Limited Spirit Group Holdings Limited Ted Baker plc Virgin Wine Online Limited
Clare Chapman	Judge Institute QCA Board	None
Bill Dalton	Aegis Managing Agency Limited Swiss Re GB plc	HSBC Bank plc HSBC Holdings plc HSBC Investment Bank Holdings plc Merrill Lynch HSBC Holdings Limited Merrill Lynch HSBC Limited Swiss Re Life & Health Limited Swiss Reinsurance Company UK Limited The Mercantile & General Reinsurance Company Limited Young Enterprise
Jeremy Hicks	Adgistics Limited	Aegis (Cayman) Limited Aegis Dollar Investments Limited Aegis Eaton Gate Limited Aegis Finance Limited Aegis Group Holdings Limited Aegis Group Investments Limited Aegis Group Nominees Limited Aegis Group plc Aegis Group Trustees Limited Aegis Hungary Finance Close Company Limited Aegis International (Administration) Limited Aegis International Limited Aegis Luxembourg (Finance) Sarl Aegis Luxembourg Sarl

	Current directorships/partnerships	Former directorships/partnerships
		Aegis Market Research Holding Corp. Aegis Media Americas, Inc. Aegis Portman Holdings Limited Aegis TI Aegis TIG Limited Aegis Trademarks BV Aegis Treasury Investments Limited Ballet Rambert Limited Carat Exchange, Inc. Carat Fusion, Inc. Carat IMS, Inc. Carat Management Services (UK) Limited Carat Trade, Inc. Carat USA, Inc. Media Management Direct, Inc. Rambert Trust Limited Synovate (Asia Pacific-BVI) Limited Synovate Inc. Synovate (Market Research) Limited Synovate Limited Synovate Management Services Limited
Giles Thorley	Aspect Leisure Activities Limited Aspect Ventures Limited Avebury Group Limited Avebury Inns Limited Avebury Properties Limited Avebury Pub Company Limited AVL (Pubs) No.1 Limited AVL (Pubs) No.2 Limited Barnaby's Carvery Limited Barshelf 2 Limited British Beer & Pub Association Broomco (3708) Limited Cartertour Limited Chef & Brewer Hotels Limited Chef & Brewer Limited Cheshire Hotels (Developments) Limited Cheshire Hotels Limited City Limits Limited Cleveland Place Holdings Limited Country Fayre Restaurants Limited Country Grill Restaurants Limited CPH (R&L) No.1 Limited CPH (R&L) No.2 Limited CPH Palladium Limited Dearg Limited Enrichtech Limited Freehouse Limited Freshwild Limited Golden Pheasant Restaurant Limited Harpplan Limited Homespreads Limited Huggins and Company Limited Inn Partnership Limited InnSpired (ITB) Limited InnSpired Company Limited InnSpired Developments Limited	Ducati Motor Holding SpA Esporta Group Limited GRS Inns Limited InnSpired (ESOP) Limited Punch Taverns (Redwood GuaranteeCo) Limited Spirit Group Pension Trustee Limited Spirit Group Retail Pensions Limited Spirit Managed (Old Orleans) Limited Spirit Managed (Tay) Limited Spirit Managed (Thames) Limited Spirit Managed (Tyne) Limited Spirit (PSC) Limited Tragus Limited

Current directorships/partnerships	Former directorships/partnerships
InnSpired Group Limited	
InnSpired Holdings Limited	
InnSpired Taverns II Limited	
InnSpired Taverns Limited	
InnSpired Pubs Limited	
Jodsal Limited	
John Barras & Co Limited	
Little London Pubs Limited	
London Pub-Restaurants Limited	
London Tourist Pubs Limited	
Mill House Inns (Leaseholds) Limited	
Mill House Inns (Retford) Limited	
Mill House Inns (Trading) Limited	
Mill House Inns Limited	
Millhouse Pubs Limited	
Mountloop Limited	
Narnain Limited	
New Pubco Holdings Limited	
Open House Limited	
Partstripe Limited	
Pioneer Inns & Taverns Limited	
Pioneer Pub Company Limited	
Pub.Com Limited	
Punch Centrum Intermediate Holding Company Limited	
Punch Centrum Loan Company Limited	
Punch Funding II Limited	
Punch Jubilee Intermediate Holding Company Limited	
Punch Jubilee Loan Company Limited	
Punch Retail (Acquisition Jersey) Limited	
Punch Taverns (AH) Limited	
Punch Taverns (APL 278) Limited	
Punch Taverns (APL 35) Limited	
Punch Taverns (Avebury) Limited	
Punch Taverns (Barton) Limited	
Punch Taverns (Branston) Limited	
Punch Taverns (BS) Company Limited	
Punch Taverns (Centrum) Limited	
Punch Taverns (CMG) Limited	
Punch Taverns (ES) Limited	
Punch Taverns (FH) Limited	
Punch Taverns (Fradley) Limited	
Punch Taverns (IB) Limited	
Punch Taverns (Inns) Limited	
Punch Taverns (ITG) Limited	
Punch Taverns (Jubilee) Limited	
Punch Taverns (MH) Limited	
Punch Taverns (Offices) Limited	
Punch Taverns (PGE) Limited	
Punch Taverns (PGRA) Limited	
Punch Taverns (PGRH) Limited	
Punch Taverns (PGRP) Limited	
Punch Taverns (PM) Limited	
Punch Taverns (PMG) Limited	
Punch Taverns (PMH) Limited	
Punch Taverns (PML) Limited	
Punch Taverns (PMM) Limited	
Punch Taverns (PMMH) Limited	
Punch Taverns (PMT) Limited	
Punch Taverns (PPCS) Limited	

Current directorships/partnerships	Former directorships/partnerships
Punch Taverns (PRAC) Limited	
Punch Taverns (PRAF) Limited	
Punch Taverns (PTL) Limited	
Punch Taverns (Pubs) Limited	
Punch Taverns (Red) Limited	
Punch Taverns (Redwood Bidco) Limited	
Punch Taverns (Redwood Jerseyco) Limited	
Punch Taverns (Redwood Midco) Limited	
Punch Taverns (Redwood Newco 1A) Limited	
Punch Taverns (RH) Limited	
Punch Taverns (SPML) Limited	
Punch Taverns (VPR) Limited	
Punch Taverns (Woodville) Limited	
Punch Taverns Barton Intermediate Holding Company Limited	
Punch Taverns Barton Loan Company Limited	
Punch Taverns Development Company Limited	
Punch Taverns Finance B Limited	
Punch Taverns Finance plc	
Punch Taverns Group Limited	
Punch Taverns Holdings Limited	
Punch Taverns Intermediate Holdings Limited	
Punch Taverns Investments Limited	
Punch Taverns plc	
Punch Taverns Properties Limited	
Punch Taverns Reserve Company Limited	
Punch Taverns Reserve II Company Limited	
Punch Taverns Reserve III Limited	
R.V. Goodhew Limited	
Readystripe Limited	
Rhesus Limited	
Schooner Inns Limited	
Southern Inns Limited	
Spirit (AKE Holdings) Limited	
Spirit (BRB) Limited	
Spirit (CCR) Limited	
Spirit (Faith) Limited	
Spirit (Lodges Holdings) Limited	
Spirit (OOL) Limited	
Spirit (PSC) Limited	
Spirit (SGL) Limited	
Spirit Acquisition Properties Limited	
Spirit Acquisitions Guarantee Limited	
Spirit Acquisitions Holdings Limited	
Spirit Financial Holdings Limited	
Spirit Finco Limited	
Spirit Funding Limited	
Spirit Group Equity Limited	
Spirit Group Finco Limited	
Spirit Group Holdings Limited	
Spirit Group Limited	
Spirit Group Parent Limited	
Spirit Group Retail (North) Limited	
Spirit Group Retail (Northampton) Limited	

	Current directorships/partnerships	Former directorships/partnerships
	Spirit Group Retail (Pubs) No.1 Limited Spirit Group Retail (Pubs) No.2 Limited Spirit Group Retail (South) Limited Spirit Group Retail Hotels Limited Spirit Group Retail Limited Spirit Group Retail Pubs and Restaurants Limited Spirit Intermediate Holdings Limited Spirit Managed (Trent) Limited Spirit Managed Funding Limited Spirit Managed Holdings Limited Spirit Managed Inns Limited Spirit Managed Pubs Limited Spirit Parent Limited Spirit Pubs Holdings Limited Spirit Pubs Parent Limited Spirit Retail Bidco Limited Spirit SLB Limited Spirit Supply Company Limited Springtarn Limited Stanford Pubs Limited Stanford Taverns Limited Steward and Patteson Limited Stickpad Limited Telscombe Tavern Limited The Chef & Brewer Group Limited The Host Group Limited The Nice Pub Company Limited The Rhona Trust Tom Cobleigh (Inns) Limited Tom Cobleigh (Trading) Limited Tom Cobleigh Group Limited Tom Cobleigh Holdings Limited Tom Cobleigh Limited Top Dog Pub Company Limited Tragus Group Limited Ushers Of Trowbridge Limited Whitegate Taverns Limited	
Senior Manager		
Andrew John	None	None
Bill Logan	None	None
Dermot Blastland	International Tourism Services Limited	None
Johan Lundgren	None	MyTravel Sweden
Bart Brackx	None	Hubisco NV (Jules Destrooper)
Richard Prosser	None	None
John Wimbleton	None	Association of British Travel Agents Limited
Joan Vilà	None	None
Wolfgang Bremer	None	None

Part V

Financial information on TUI Tourism

This Part V contains:

- in Section A, Accountant's Report in respect of the historical financial information relating to TUI Tourism for the three years ended 31 December 2006; and
- in Section B, historical financial information relating to TUI Tourism for the three years ended 31 December 2006.

The historical financial information for TUI Tourism has been prepared in accordance with the accounting policies of TUI Travel.

Section A

Accountant's Report in respect of the historical financial information relating to TUI Tourism for the three years ended 31 December 2006

PRICEWATERHOUSECOOPERS

PricewaterhouseCoopers LLP
1 Embankment Place
London WC2N 6RH
Telephone +44 (0) 20 7583 5000
Facsimile +44 (0) 20 7822 4652
www.pwc.com/uk

The Directors (the "Directors")
TUI Travel PLC
First Choice House
London Road
Crawley
West Sussex RH10 9GX

Deutsche Bank AG, London Branch
1 Great Winchester Street
London EC2N 2DB

Lazard & Co., Limited
50 Stratton Street
London W1J 8LL

Morgan Stanley & Co. Limited
25 Cabot Square
Canary Wharf
London E14 4QA

29 June 2007

Dear Sirs

TUI Tourism Historical Financial Information

We report on the financial information set out in Section B of this Part V ("Financial information on TUI Tourism"). This financial information has been prepared for inclusion in the prospectus dated 29 June 2007 (the "Prospectus") of TUI Travel PLC (the " Company") on the basis of the accounting policies set out in Note 1 to the financial information. This report is required by item 20.1 of Annex I of the PD Regulation and is given for the purpose of complying with that item and for no other purpose.

Responsibilities

The Directors of the Company are responsible for preparing the financial information in accordance with the basis of preparation set out in Note 1(A) to the financial information. It is our responsibility to form an opinion as to whether the financial information gives a true and fair view, for the purposes of the Prospectus and to report our opinion to you.

Save for any responsibility which we may have to those persons to whom this report is expressly addressed and for any responsibility arising under Prospectus Rule 5.5.3R(2)(f) to any person as and to the extent there provided, to the fullest extent permitted by law we do not assume any responsibility and will not accept any liability to any other person for any loss suffered by any such other person as a result of, arising out of, or in connection with this report or our statement, required by and given solely for the purposes of complying with item 23.1 of Annex I to the PD Regulation, consenting to its inclusion in the Prospectus.

Basis of opinion

We conducted our work in accordance with the Standards for Investment Reporting issued by the Auditing Practices Board in the United Kingdom. Our work included an assessment of evidence relevant to the amounts and disclosures in the financial information. It also included an assessment of significant estimates and judgements made by those responsible for the preparation of the financial information and whether the accounting policies are appropriate to TUI Tourism's circumstances, consistently applied and adequately disclosed. We planned and performed our work so as to obtain all the information and explanations which we considered necessary in order to provide us with sufficient evidence to give reasonable assurance that the financial information is free from material misstatement whether caused by fraud or other irregularity or error.

Opinion

In our opinion, the financial information gives, for the purposes of the Prospectus dated 29 June 2007, a true and fair view of the state of affairs of TUI Tourism as at 31 December 2004, 2005 and 2006 and of its profits or losses, cash flows and recognised income and expense for the years then ended in accordance with the basis of preparation set out in Note 1(A).

Declaration

For the purpose of Prospectus Rule 5.5.3R(2)(f), we are responsible for this report as part of the Prospectus and declare that we have taken all reasonable care to ensure that the information contained in this report is, to the best of our knowledge, in accordance with the facts and contains no omission likely to affect its import. This declaration is included in the Prospectus in compliance with item 1.2 of Annex I and item 1.2 of Annex III of the PD Regulation.

Yours faithfully

PricewaterhouseCoopers LLP
Chartered Accountants

Section B

Historical financial information relating to TUI Tourism for the three years ended 31 December 2006

Combined income statement

For the years ended 31 December	Note	2006	2005	2004
		€m	€m	€m
Revenue	2	13,714.1	13,587.0	12,788.3
Cost of sales		(12,680.5)	(12,422.4)	(11,563.4)
Gross profit		1,033.6	1,164.6	1,224.9
Administrative expenses excluding impairments of goodwill		(950.0)	(1,030.4)	(1,049.9)
Impairment of goodwill		(690.0)	—	—
Total administrative expenses		(1,640.0)	(1,030.4)	(1,049.9)
Other income/(expenses)	3	49.1	38.3	9.2
Share of profit of joint ventures and associates		11.6	7.4	6.6
Operating (loss)/profit	2	(545.7)	179.9	190.8
Analysed as:				
Underlying operating profit	2	270.8	208.9	236.4
Separately disclosed items	4	(123.5)	(25.7)	(43.6)
Impairment of goodwill		(690.0)	—	—
Taxation on profits of joint ventures and associates		(3.0)	(3.3)	(2.0)
		(545.7)	179.9	190.8
Financial income	5	173.7	143.9	134.0
Financial expenses	5	(150.4)	(136.1)	(127.2)
Net financial income	5	23.3	7.8	6.8
(Loss)/Profit before tax	7	(522.4)	187.7	197.6
Taxation	8	(41.5)	(115.7)	(82.6)
(Loss)/Profit for the year		(563.9)	72.0	115.0
Attributable to:				
Shareholders		(565.6)	67.3	111.5
Minority interest		1.7	4.7	3.5
(Loss)/Profit for the year		(563.9)	72.0	115.0
Non-GAAP measures				
Reconciliation of underlying operating profit to underlying earnings				
Underlying operating profit		270.8	208.9	236.4
Net financial income		23.3	7.8	6.8
Underlying profit before tax		294.1	216.7	243.2
Taxation (Group and share of joint ventures and associates)		(44.5)	(119.0)	(84.6)
Tax credit on separately disclosed items		(40.8)	(8.0)	(13.1)
Minority interest		(1.7)	(4.7)	(3.5)
Underlying earnings		207.1	85.0	142.0

The financial information above may not be representative of future results, for example the historical capital structure does not reflect the future capital structure. Future interest income and expense, certain operating costs, tax charges and dividends may be significantly different from those that arose from being wholly owned by TUI AG.

Combined balance sheet

as at 31 December	Note	2006	2005	2004
		€m	€m	€m
Non-current assets				
Intangible assets	9	2,733.3	3,440.5	3,389.8
Property, plant and equipment	10	1,762.7	1,773.8	1,775.9
Investments in joint ventures and associates	11	97.6	75.8	60.9
Other investments available for sale	12	26.4	30.2	37.6
Trade and other receivables	13	189.1	212.8	240.6
Derivative financial instruments	24	2.5	12.4	2.2
Deferred tax assets	14	343.7	336.9	317.7
		5,155.3	5,882.4	5,824.7
Current assets				
Inventories	16	19.6	18.3	15.9
Other investments available for sale	12	5.5	5.1	5.7
Trade and other receivables	15	975.1	939.9	805.7
Derivative financial instruments	24	23.1	77.3	16.8
Cash and cash equivalents	17	1,763.4	1,481.2	1,335.9
Assets classified as held for sale	18	1.3	18.5	—
		2,788.0	2,540.3	2,180.0
Total assets		7,943.3	8,422.7	8,004.7
Current liabilities				
Interest-bearing loans and borrowings	19	(276.4)	(301.2)	(188.9)
Employee benefits	6	(2.1)	(1.7)	(1.7)
Derivative financial instruments	24	(99.5)	(0.3)	(103.4)
Trade and other payables	20	(2,695.0)	(2,683.8)	(2,642.9)
Provisions	21	(202.2)	(121.1)	(137.2)
Income tax payable		(15.8)	(6.6)	(22.5)
		(3,291.0)	(3,114.7)	(3,096.6)
Non-current liabilities				
Interest-bearing loans and borrowings	19	(556.3)	(392.9)	(454.0)
Employee benefits	6	(606.1)	(815.1)	(551.5)
Trade and other payables	22	(67.6)	(60.5)	(64.5)
Derivative financial instruments	24	(18.5)	—	(14.3)
Provisions	21	(170.1)	(160.5)	(147.0)
Deferred tax liabilities	14	(17.9)	(66.9)	(14.9)
		(1,436.5)	(1,495.9)	(1,246.2)
Total liabilities		(4,727.5)	(4,610.6)	(4,342.8)
Net assets		3,215.8	3,812.1	3,661.9
Invested capital	23	3,215.8	3,812.1	3,661.9

Combined statement of cash flows

For the years ended 31 December	Note	2006	2005	2004
		€m	€m	€m
(Loss)/Profit for the year		(563.9)	72.0	115.0
Adjustment for:				
Depreciation and amortisation		280.2	282.2	264.4
Gain on sale of property, plant, equipment and intangible assets		(40.5)	(33.1)	(6.0)
Income from joint ventures and associates		(11.6)	(7.4)	(6.6)
Impairment of goodwill		690.0	—	—
Financial income		(173.7)	(143.9)	(134.0)
Financial expense		150.4	136.1	127.2
Income tax expense		41.5	115.6	82.6
Operating profit before changes in working capital and provisions		372.4	421.5	442.6
(Increase)/decrease in inventories		(0.8)	0.8	(5.2)
(Increase)/decrease in trade and other receivables		(64.1)	(90.6)	91.6
(Decrease)/increase in trade and other payables		(31.2)	(25.4)	24.5
Increase/(decrease) in provisions and employee benefits		82.4	(4.9)	(1.3)
Cash flows from operations		358.7	301.4	552.2
Interest paid		(59.0)	(66.2)	(53.2)
Interest received		85.9	70.7	70.2
Income taxes paid		(41.9)	(91.2)	(55.6)
Cash flows from operating activities		343.7	214.7	513.6
Investing activities				
Proceeds from sale of property, plant, equipment and intangible assets		179.1	207.4	57.0
Proceeds from sale of subsidiaries, net of cash disposed		2.9	4.2	2.9
Proceeds from sale of investments and net loan advances to third parties		4.3	(10.3)	(49.9)
Dividends received from associates		—	0.8	0.6
Acquisition of subsidiaries, net of cash acquired		(10.3)	(29.0)	(32.3)
Acquisition of property, plant and equipment		(334.1)	(387.3)	(340.2)
Cash flows from investing activities		(158.1)	(214.2)	(361.9)
Financing activities				
Movement in invested capital		65.3	103.4	(17.0)
Proceeds from new loans		198.5	141.9	151.3
Repayment of borrowings		(97.3)	(34.2)	(243.7)
Payment of finance lease liabilities		(23.6)	(45.8)	(26.6)
Dividends and other distributions to TUI AG		(46.9)	(24.2)	(4.5)
Minority interest dividends paid		(6.7)	(3.4)	(1.1)
Cash flows from financing activities		89.3	137.7	(141.6)
Net increase/(decrease) in cash and cash equivalents		274.9	138.2	10.1
Cash and cash equivalents at start of year		1,481.2	1,335.9	1,325.4
Effect of foreign exchange on cash held		7.3	7.1	0.4
Cash and cash equivalents at end of year	17	1,763.4	1,481.2	1,335.9

Combined statement of recognised income and expense

For the years ended 31 December	Note	2006	2005	2004
		€m	€m	€m
Foreign exchange translation		16.8	45.4	(18.0)
Actuarial gains/(losses) arising in respect of defined benefit pension schemes	6	191.7	(260.2)	(13.7)
Tax on items taken directly to equity	8	(30.6)	9.0	12.3
Cash flow hedges and financial instruments available for sale:				
—movement in fair value		(124.3)	117.6	(83.1)
—amounts recycled to the income statement		(97.7)	90.6	64.7
Net (expense)/income recognised directly in equity		(44.1)	2.4	(37.8)
(Loss)/Profit for the year		(563.9)	72.0	115.0
Total recognised income for the year		(608.0)	74.4	77.2
Attributable to:				
Shareholders		(608.8)	68.8	73.8
Minority interest		0.8	5.6	3.4
		(608.0)	74.4	77.2

Notes to the combined financial information

Statement of accounting policies

The principal accounting policies are as follows:

1. General

TUI Tourism has not in the past formed a separate legal group. As part of the proposed merger with First Choice, TUI AG will undertake to restructure TUI Tourism and to transfer the relevant entities assets, and liabilities to TUI Travel. The Combined Financial Information presented here reflects the entities, assets and liabilities that will be carved out from TUI AG and has been prepared in accordance with the basis of preparation set out below.

The principal accounting policies of TUI Travel have been applied to the Combined Financial Information and are as follows:

(A) Basis of preparation

The Combined Financial Information presented is for the years ended 31 December 2004, 2005 and 2006, of those businesses that will comprise TUI Tourism (also the "Group"). The Combined Financial Information therefore incorporates financial information previously included in the financial statements of TUI AG's tourism segment amended to reflect the carve out entities. The principal entities and associated undertakings included within the financial record are shown in notes 11 and 30 below.

The Combined Financial Information has been prepared on a going concern basis and under the historical cost convention, as modified by the revaluation of available-for-sale financial assets, and financial assets and financial liabilities (including derivative instruments) at fair value through the income statement.

The Combined Financial Information has been prepared in accordance with the requirements of the PD regulation, the Listing Rules, and in accordance with this basis of preparation. This basis of preparation describes how the Combined Financial Information has been prepared in accordance with International Financial Reporting Standards as adopted by the European Union (IFRSs as adopted by the EU) except as described below.

IFRSs as adopted by the EU do not provide for the preparation of Combined Financial Information, and accordingly in preparing the Combined Financial Information certain accounting conventions commonly used for the preparation of historical financial information for inclusion in investment circulars as described in the Annexure to SIR 2000 (Investment Reporting Standard applicable to public reporting engagements on historical financial information) issued by the UK Auditing Practices Board have been applied. The application of these conventions results in the following basis of accounting of the financial information. TUI Tourism has not previously been required to prepare Combined Financial Information and hence Combined Financial Information has not previously been presented. The Combined Financial Information has been prepared by aggregating the applicable financial information that was prepared for the purposes of the TUI AG consolidation together with certain TUI AG consolidation adjustments relating to the businesses forming TUI Tourism. Internal transactions within TUI Tourism have been eliminated in preparing the combination.

The information on earnings per share for TUI Tourism has not been presented as required under IAS 33, as the companies have not formed a statutory group, hence TUI Tourism had no historical capital structure.

Other than these departures IFRSs as adopted by the EU have been applied. The IFRSs not yet adopted are disclosed in (W).

(B) Basis of Accounting

The following summarises the principles applied in preparing the Combined Financial Information:

- Subsidiary undertakings and associates that are part of TUI Tourism and were acquired or disposed of by TUI Tourism during the period presented have been included in the Combined Financial Information from and up to the date control was passed.
- All cash and other movements in capital amounts, being shares issued or cancelled by or dividends and other distributions made from TUI Tourism companies to TUI AG have been reflected in the cash flow and reconciliation of movements in Invested capital as "Dividends and other distributions to TUI AG".
- TUI AG had not historically recharged corporate head office costs comprising administration, management and other services including, but not limited to, management information, accounting and financial reporting, treasury, taxation, cash management, employee benefit administration, investor relations and professional services to its underlying businesses. However for the purposes of the preparation of the Combined Financial Information an allocation has been made of the amounts of shared corporate head office costs attributable to TUI Tourism. These costs were affected by the arrangements that existed in TUI AG and are not necessarily representative of the position that may prevail in the future.
- TUI AG has historically assessed the financial requirements for the future and managed the hedging arrangements. TUI AG also documents its assessments and arrangements, both at hedge inception and on an ongoing basis, whether the derivative instruments are hedged items, as well as its risk management objectives and strategy for undertaking various hedging transactions. The derivatives that are used in hedging transactions are highly effective in offsetting changes in fair values or cash flows of hedged items. In the Combined Financial Information the hedging arrangements have been reflected in accordance with TUI AG's previous arrangements. They are not necessarily representative of the hedging arrangements that may arise in the future.
- TUI AG has historically operated a central cash pooling arrangement whereby cash and overdrafts are settled centrally by TUI AG with the financial institutions. For the purposes of preparation of the Combined Financial Information, such centrally managed cash pooling has been allocated to TUI Tourism and reflected in the Combined Financial Information in line with the reallocation of the related balances to TUI Tourism in the balance sheets.
- Tax charges in this Combined Financial Information have been determined based on the tax charges recorded by TUI Tourism companies in their local statutory accounts as well as certain adjustments made for TUI AG consolidation purposes. The tax charges recorded in the combined income statement have been affected by the taxation arrangements within TUI AG and are not necessarily representative of the tax charges that would have been reported had TUI Tourism been an independent group. Also, they are not necessarily representative of the tax charges that may arise in the future.
- All trading balances between TUI Tourism and other TUI AG companies have been presented in either receivables or payables. Where a TUI AG balance is unconnected with a trading relationship and is:
  (a) non-interest bearing it has been reclassified from payables to Invested Capital.
  (b) interest bearing and has the characteristics of debt, it has been presented as "Financial liabilities due to TUI AG companies" in the balance sheet, with any interest taken to the income statement.
- TUI Tourism has not in the past formed a separate legal group and therefore it is not possible to show share capital or an analysis of reserves for TUI Tourism. The net assets of TUI Tourism are represented by the cumulative investment of TUI AG in TUI Tourism (shown as "Invested capital").

- Interest income and expense in this Combined Financial Information have been determined based on the interest charges recorded by TUI Tourism companies in their local statutory accounts as well as certain adjustments made for TUI AG consolidation purposes. The interest income and expense recorded in the Combined Income Statement have been affected by the financing arrangements within TUI AG and are not necessarily representative of the interest charges that would have been reported had TUI Tourism been an independent group. They are not necessarily representative of the interest charges that may arise in the future.

(C) Basis of combination

(i) Subsidiaries

Subsidiaries are entities controlled by the Group. Control exists when the Group has the power, directly or indirectly, to govern the financial and operating policies of an entity so as to obtain benefits from its activities. In assessing control, potential voting rights that are currently exercisable or convertible are taken into account. The financial statements of subsidiaries are included in the combined financial information from the date that control commences until the date that control ceases. When the Group ceases to control these companies, they are removed from combination.

The Combined Financial Information of the Group was prepared on the basis of uniform accounting, measurement and combination methods.

Transactions with minority interests are treated as transactions with equity holders of the Group. Goodwill, i.e. the difference between the acquisition costs and the interest in the carrying amount of the net assets of the subsidiary, arising on the acquisition of minority interests is directly eliminated against reserves. When minority interests are sold, the difference between the gain on disposal and the interest in the carrying amount is also offset against reserves.

(ii) Joint ventures and associates

Joint ventures are jointly controlled entities over whose activities the Group has the power to jointly control, established by contractual agreement.

Associates are those entities in which the Group has the ability to exercise significant influence, but not control, over the financial and operating policies.

The Combined Financial Information includes the Group's share of the recognised income and expense of joint ventures and associates on an equity accounted basis, from the date that joint control or significant influence respectively commences until the date that it ceases. Equity measurement in each case is based on the last annual or consolidated financial statements.

When the Group's share of losses exceeds the carrying amount of the joint venture or associate, the carrying amount is reduced to nil and recognition of further losses is discontinued except to the extent that the Group has incurred legal or constructive obligations or made payments on behalf of the joint venture or associate.

(iii) Transactions eliminated on combination

Intra-group balances and any unrealised gains, income and expenses arising from intra-group transactions are eliminated in preparing the Combined Financial Information. Unrealised gains arising from transactions with associates and jointly controlled entities are eliminated to the extent of the Group's interest in the entity. Unrealised losses are eliminated in the same way as unrealised gains, but only to the extent that there is no evidence of impairment. Intercompany profits from deliveries to and from joint ventures or associates are eliminated on the basis of the same principles.

(D) Foreign currency

(i) Foreign currency transactions

Transactions in foreign currencies are translated to the functional currency at the foreign exchange rate ruling at the date of the transaction. Monetary assets and liabilities denominated in foreign currencies at the balance sheet date are translated to the functional currency at the foreign exchange rate ruling at that date. Foreign exchange differences arising on translation are recognised in the income statement. Non-monetary assets and liabilities that are measured in terms of historical cost in a foreign currency are translated using the exchange rate at the date of the transaction. Non-monetary assets and liabilities denominated in foreign currencies that are stated at fair value are translated to the functional currency at foreign exchange rates ruling at the dates the fair values were determined.

(ii) Foreign operations

The financial statements of entities are prepared in the functional currency of the entity. The respective functional currency corresponds to the currency of the economic environment in which the company primarily operates. The functional currency of all subsidiaries is generally the national currency of the country in which the respective subsidiary is based.

The assets and liabilities of foreign operations, including goodwill and fair value adjustments arising on combination, are translated to the presentation currency (Euro) at the foreign exchange rates ruling at the balance sheet date. The revenues and expenses of entities with functional currencies other than the reporting currency of the Group are translated at the average rate for the year.

(iii) Net investment in foreign operations

Exchange differences arising from the translation of the net investment in foreign subsidiaries and of related hedges are recognised in the statement of recognised income and expenses and taken to the foreign exchange reserve. On disposal of the subsidiary, they are taken into the income statement as part of the gain or loss on disposal.

Exchange rates of relevant currencies

	Closing rate 2006	Closing rate 2005	Closing rate 2004	Average rate 2006	Average rate 2005	Average rate 2004
	€	€	€	€	€	€
British pounds sterling . . .	0.67	0.69	0.71	0.68	0.68	0.68
US dollars	1.32	1.18	1.36	1.26	1.24	1.24
Swiss francs	1.61	1.56	1.54	1.57	1.55	1.54
Swedish kronas	9.04	9.39	9.02	9.25	9.28	9.12

(E) Derivative financial instruments

The Group uses derivative financial instruments to hedge its exposure to foreign exchange, interest rate and fuel price risks arising from operational, financing and investment activities.

In accordance with its treasury policy, the Group does not hold or issue derivative financial instruments for trading purposes. However, derivatives that do not qualify for hedge accounting are accounted for as trading instruments.

On initial recognition, derivative financial instruments are measured at their fair value attributable to them on the day of the conclusion of the agreement. The gain or loss on re-measurement to fair value is recognised immediately in the income statement. However, where derivatives qualify for hedge accounting, recognition of any resultant gain or loss depends on the nature of the item being hedged (see accounting policy (F)).

The fair values of derivative financial instruments correspond to market values. The fair value of interest rate swaps is the estimated amount that the Group would receive or pay to terminate the swap at the balance sheet date, taking into account current interest rates and the current creditworthiness of the swap counterparties. The fair value of forward exchange contracts and fuel price contracts is, if applicable, their quoted market prices at the balance sheet date, being the present value of the quoted forward price. The fair value of over-the-counter financial derivates is determined by means of appropriate discounting methods, e.g. by discounting the expected future cash flows. The calculation of the fair values of options is based on the Black-Scholes model. The fair values determined on the basis of the Group's own systems are regularly compared with fair value confirmations of external counterparties.

(F) Hedge accounting

(i) Cash flow hedges

Where a derivative financial instrument is designated as a hedge of the variability in cash flows of a recognised asset or liability, or a highly probably forecast transaction, the effective part of any gain or loss on the derivative financial instrument is recognised directly in the hedging reserve. Any ineffective portion of the hedge is recognised immediately in the income statement.

When the forecast transaction subsequently results in the recognition of a non-financial asset or non-financial liability, the associated cumulative gain or loss is removed from the hedging reserve and is included in the initial cost or other carrying amount of the non-financial asset or liability.

If a hedge of a forecast transaction subsequently results in the recognition of a financial asset or a financial liability, the associated gains and losses that were recognised directly in equity are reclassified into the income statement in the same period or periods during which the asset acquired or liability assumed affects profit or loss.

For cash flow hedges, other than those covered by the preceding two policy statements, the associated cumulative gain or loss is removed from equity and recognised in the income statement in the same period or periods during which the hedged forecast transaction affects the income statement.

At inception, the Group documents the hedging relationship between the hedge and the underlying item, the risk management goal and the strategy pursued in entering into the hedges. In addition, an assessment is made both at the beginning of the hedge relationship and on a continual basis as to whether the derivates used for the hedge compensate for the changes in the cash flows of the underlying transactions in a highly efficient manner.

When a hedging instrument expires or is sold, terminated or exercised, or the entity revokes designation of the hedge relationship but the hedged forecast transaction is still expected to occur, the cumulative gain or loss at that point remains in equity and is recognised in accordance with the above policy when the transaction occurs. If the hedged transaction is no longer expected to take place, the cumulative unrealised gain or loss recognised in equity is recognised in the income statement immediately.

(ii) Fair value hedges

Where a derivative financial instrument is designated as a hedge of the variability in fair value of a recognised asset or liability or an unrecognised firm commitment, all changes in the fair value of the derivative are recognised immediately in the income statement. The carrying value of the hedged item is adjusted by the change in fair value that is attributable to the risk being hedged (even if it is normally carried at cost or amortised cost) and any gains or losses on re-measurement are recognised immediately in the income statement (even if those gains would normally be recognised directly in reserves).

(G) Revenue

Revenue represents the aggregate amount of revenue from inclusive tours, travel agency commission received and other services supplied to customers in the ordinary course of business.

Revenue excludes intra-group transactions and value-added tax, and is stated after the deduction of trade discounts.

(i) Goods sold and services rendered

Revenue from sale of goods and services is recognised in the income statement when the significant risks and rewards or ownership have been transferred to the buyer. Revenue in respect of package tours is recognised on the date of departure. Revenue from individual travel modules directly booked with airlines, hotels and incoming agencies by the customers is realised when the customer uses the corresponding service. Commissions and other revenues received from the sale of third-party product are recognised when they are earned, normally on receipt of final payment from the end customer.

(ii) Client monies received in advance

Client monies received at the balance sheet date relating to holidays commencing and flights departing after the year end is deferred and included within trade and other payables.

(iii) Valuation of revenue

Where the Group acts as principal, revenue is stated at the fair value of the consideration received or to be received for the sale of goods and services provided.

Where the Group acts as agent and collects amounts on behalf of the principal provider of goods or services, revenue is stated at the fair value of the commissions received or to be received and not the total transaction sales value.

In assessing whether the Group acts as principal or as agent, the businesses are identified as acting as agents depending on: the control exercised over the providing of service, inventory risk and customer credit risk. Revenue for businesses acting as agents is then presented on a net basis as the difference between the sales prices to the customer and the cost of the services purchased.

(H) Expenses

(i) Operating lease payments

Payments made under operating leases are recognised in the income statement on a straight-line basis over the term of the lease or on another systematic basis if this is more representative of the time pattern of the benefit from use of the leased asset. Lease incentives received and paid are recognised in the income statement as an integral part of the total lease expense over the term of the lease.

(ii) Finance lease payments

Minimum lease payments are apportioned between the finance charge and the reduction of the outstanding liability. The finance charge is allocated to each period during the lease term so as to produce a constant periodic rate of interest on the remaining balance of the liability.

(iii) Marketing and other direct sales costs

Marketing, advertising and other promotional costs, including those related to the production of brochures, are expensed as incurred.

(I) Taxation

Income tax on profit or loss comprises current and deferred tax. Income tax is recognised in the income statement except to the extent that it relates to items recognised directly in equity, in which case it is recognised in equity in the same way as the item to which it relates.

(i) Current tax

Current tax is the expected tax payable on the taxable income for the year, using tax rates enacted or substantially enacted at the balance sheet date, and any adjustment to tax payable in respect of previous years.

(ii) Deferred tax

Deferred tax is provided using the balance sheet liability method, providing for temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for taxation purposes. The following temporary differences are not provided for: the initial recognition of goodwill not deductible for tax purposes, the initial recognition of assets or liabilities that affect neither accounting nor taxable profit, and differences relating to investments in subsidiaries, joint ventures and associates to the extent that they will probably not reverse in the foreseeable future. The amount of deferred tax asset provided is based on the expected manner of realisation or settlement of the carrying amount of assets and liabilities, using tax rates enacted or substantively enacted at the balance sheet date.

A deferred tax asset is recognised only to the extent that it is probable that future taxable profits will be available against which the asset can be utilised. Deferred tax assets are reduced to the extent that it is no longer probable that the related tax benefit will be realised.

(J) Non-GAAP measures

The Group believes that underlying operating profit and underlying profit before tax provide additional guidance to statutory measures on the underlying performance of the business during the financial year.

The term underlying is not defined under International Financial Reporting Standards. It is a measure that is used by management to assess the underlying performance of the business internally and is not intended to be a substitute measure for Adopted IFRSs GAAP measures.

The Group defines these underlying measures as follows:

- Underlying operating profit is profit before financial income and expense, taxation (Group and share of joint ventures and associates), separately disclosed items, and impairment of goodwill.
- Underlying profit before tax is profit before taxation (Group and share of joint ventures and associates), separately disclosed items and impairment of goodwill.
- Underlying profit after tax is profit before separately disclosed items and impairment of goodwill (all net of tax).
- Underlying earnings are underlying profit after tax less minority interests.

It should be noted that the definitions of underlying items being used in this Combined Financial Information are those used by the Group and may not be comparable with the term "underlying" as defined by other companies within either the same sector or elsewhere.

(K) Property, plant and equipment

(i) Owned assets

Items of property, plant and equipment are stated at cost less accumulated depreciation and impairment losses. The costs of finance for the acquisition or the period of construction are not capitalised.

Where significant parts of an item of property, plant and equipment have different useful lives, they are accounted for as separate items of property, plant and equipment.

(ii) Leased assets

Leases in which the Group assumes substantially all the risks and rewards of ownership are classified as finance leases. Leased assets acquired by way of a finance lease are stated at an amount equal to the lower of their fair value and the present value of the minimum lease payments at the inception of the lease, less accumulated depreciation and impairment losses. Lease payments are accounted for as set out in (H) (ii) above.

(iii) Depreciation

Depreciation is charged to the income statement on a straight-line basis over the estimated useful lives of each part of an item of property, plant and equipment. Freehold land is not depreciated. The useful economic lives on initial recognition are as follows:

Freehold properties	— up to 50 years
Short leasehold properties	— Lease period or useful economic life if shorter
Finance leased aircraft and engines	— Lease period, or useful economic life if shorter
Aircraft and engines	— 18 years
Aircraft spares	— 12 years
Machinery and fixtures	— up to 40 years
Yachts	— 15 years
Motor boats	— 24 years
Other operating and office equipment	— up to 10 years

Assets under construction are not depreciated.

The residual values and useful lives of all assets are re-assessed annually.

(L) Intangible assets

(i) Goodwill

All business combinations are accounted for by applying the purchase method.

Goodwill represents amounts arising on acquisition of subsidiaries, associates and jointly controlled entities. In respect of business acquisitions, goodwill represents the difference between the fair value of consideration paid and the fair value of the net identifiable assets and contingent liabilities acquired. Identifiable intangibles are those which can be sold separately or which arise from legal rights regardless of whether those rights are separable. Goodwill is stated at cost less any accumulated impairment losses. Goodwill is allocated to cash-generating units and is not amortised but is tested annually for impairment or when there are any events or indications suggesting a potential impairment (triggering event). In respect of joint ventures and associates, the carrying amount of goodwill is included in the carrying amount of the investment in the associates or joint ventures.

Goodwill is tested annually for impairment or when there are any events or indications suggesting a potential impairment (triggering event).

Fair value adjustments are made in respect of acquisitions. If, at the balance sheet date, the amounts of fair values of the acquiree's identifiable assets and liabilities can only be established provisionally, then these values are used. Any adjustments to these values are taken as adjustments to goodwill and are recorded within 12 months of the acquisition.

Negative goodwill arising on an acquisition is recognised in the income statement immediately.

(ii) Other intangible assets

Other intangible assets that are acquired by the Group are stated at cost less accumulated amortisation and impairment losses. Self-generated software used by the Group itself, is capitalised at cost where an inflow of future economic benefits for the Group is probable and can be reliably measured.

(iii) Amortisation

Amortisation is charged to the income statement on a straight-line basis over the period in which the value of the assets will be obtained by the Group. Computer software is amortised over a period usually not exceeding 5 years, but in exceptional cases of up to 10 years.

(M) Financial assets

Loans and receivables are non-derivative financial assets with fixed or determinable payments not listed in an active market. Loans and receivables are shown under "Trade and other receivables" in the balance sheet.

Financial assets measured at fair value through income statement are only held by the Group in the form of derivative financial instruments exclusively held for the purpose of hedging.

Financial assets available for sale are non-derivative financial assets either allocated to the "other investments" category or that could not be allocated to any other category of financial assets. They are allocated to non-current assets if the management does not intend to sell them within twelve months after the balance sheet date. The financial assets allocated to "other investments" are shares and securities held.

Financial assets are recognised at the trade date on which the Group committed to buy or sell the asset. Loans and receivables as well as financial assets available for sale are initially recognised at fair value plus transaction costs. Financial assets available for sale are measured at their fair value after initial recognition. Changes in the fair value are recognised in equity with no effect on results until the disposal of the asset. A permanent reduction in fair value gives rise to an impairment with a corresponding charge in the income statement. In the event of subsequent reversal of the impairment, the impairment recognised in the income statement is not reversed for equity instruments but eliminated against equity with no effect on results. Where a listed market price in an active market is not available for shares held and other methods to determine the objective market value are not applicable, the shares are measured at amortised cost. Loans and receivables are recognised at amortised cost based on the effective interest method.

(N) Impairments

The carrying amounts of the Group's assets, other than deferred tax assets, are reviewed at each balance sheet date to determine whether there is any indication of impairment. If such an indication exists, the recoverable amount of such an asset is estimated. For goodwill, the recoverable amount is estimated at each balance sheet date.

An impairment loss is recognised whenever the carrying amount of an asset or its related cash-generating unit exceeds its recoverable amount. The recoverable amount of an asset or cash generating unit is the fair value less costs to sell or the present value of future cash flows expected to arise from the asset (value in use), if higher. Impairment losses are recognised separately in the income statement. Impairment losses recognised in respect of cash-generating units are allocated first to reduce the carrying amount of goodwill allocated to cash-generating units and then to reduce the carrying amount of other assets in the unit on a pro rata basis. A cash-generating unit is the smallest identifiable group of assets that generates cash inflows that are largely independent of the cash inflows from other assets or groups of assets.

The fair value less costs to sell is the amount for which the asset or cash-generating unit could be exchanged between knowledgeable, willing parties in an arm's length transaction after deduction of the costs to sell. If a fair value on an active market is not available for the assets or cash-generating units to be tested for impairment, the fair value is determined by means of discounting the expected operating net cashflows. In assessing value in use, the estimated future cash flows are discounted to their present value using a pre-tax discount rate that reflects current market assessments of the time value of money and the risks specific to the asset. For an asset that does not generate largely independent cash flows, the recoverable amount is determined for the cash-generating unit to which the asset belongs.

An impairment loss is reversed only to the extent that the asset's carrying amount does not exceed the carrying amount that would have been determined, net of depreciation or amortisation, before impairment. An impairment loss in respect of goodwill is not reversed. In respect of other assets, an impairment loss is reversed when there is an indication that the impairment loss may no longer exist and there has been a change in the estimates used to determine the recoverable amount.

(O) Trade and other receivables

Trade and other receivables are initially recognised at their fair value and subsequently measured at amortised cost on the basis of the effective interest method and the deduction of impairments. An impairment of trade and other receivables is recognised if objective indications suggest that the amounts receivable and due are not fully matched.

(P) Inventories

Inventories are measured at the lower of cost or net realisable value. Net realisable value is the estimated selling price less the estimated cost incurred until the sale and the estimated variable costs required to sell. All inventories are written down individually where the net realisable value of inventories is lower than their carrying amounts. The measurement method applied to similar inventory items is the weighted average cost formula.

(Q) Cash and cash equivalents

Cash and cash equivalents comprise cash balances and call deposits as well as other current highly liquid financial assets with an original term of a maximum three months. Credit balances in current accounts are shown as overdrafts under current interest-bearing loans and borrowings, unless they form part of the Group's cash pooling arrangements in which case the aggregate balance of cash pooling accounts is included in either cash and cash equivalents or current interest-bearing loans and borrowings as appropriate.

(R) Provisions

A provision is recognised in the balance sheet when the Group has a legal or constructive obligation as a result of a past event, and it is probable that an outflow of economic benefits will be required to settle the obligation. If the effect is material, provisions are determined by discounting the expected future cash flows at a pre-tax rate that reflects current market assessments of the time value of money and, where appropriate, the risks specific to the liability.

In respect of aircraft, due to the legal obligations placed upon the Group under the terms of certain operating leases, provision is made for the maintenance, overhaul and repair costs of operating leased airframes, engines and other aircraft components. The provision is based on total anticipated costs and intervals between maintenance events. It is calculated by reference to costs experienced and published manufacturers' data. The charge to the income statement is calculated by reference to the number of hours operated, cycles flown and the passage of time, and by reference to the length of the full overhaul cycle and the life-cycle of each asset within the business.

(S) Liabilities

Liabilities are recognised on the date on which they arise at the fair value less the costs of borrowing and transaction costs. Over the course of time, liabilities are measured at amortised cost based on the effective interest method.

(T) Dividends

Dividend distribution is recognised as a liability in the Group's Combined Financial Information in the period in which the dividends are appropriately authorised and approved for payment and are no longer at the discretion of the Group. Unpaid dividends that do not meet these criteria are disclosed in the notes to the Combined Financial Information.

(U) Employee benefits

(i) Defined contribution plans

Obligations for contributions to defined contribution pension plans are recognised as an expense in the income statement as they fall due.

(ii) Defined benefit plans

The Group's net obligation in respect of defined benefit pension plans is calculated separately for each plan by estimating the amount of future benefit that employees have earned in return for their service in current and prior periods; that benefit is discounted to determine its present value, and the fair value of any plan assets is deducted. The calculation is performed by a qualified actuary using the projected unit credit method.

When the benefits of a plan are improved, the portion of the increased benefit relating to past services by employees is recognised as an expense in the income statement on a straight-line basis over the average period until the benefits become vested. To the extent that the benefits vest immediately, the expense is recognised immediately in the income statement.

All actuarial gains and losses are recognised in the period they occur directly in equity through the statement of recognised income and expense.

(iii) Share-based payment transactions

All share-based payment schemes existing in the Group were payment schemes paid in cash. At the date of the performance by the beneficiary, the resulting liability for the Group was carried at its fair value. Until the liability was paid, the fair value of the liability was remeasured at every reporting date and all changes in the fair value were carried with an effect on results.

(V) Non-current assets held for sale and discontinued operations

A non-current asset or a group of assets containing a non-current asset is classified as held for sale if its carrying amount will be recovered principally through sale rather than through continuing use, it is available for immediate sale and sale is highly probable within one year.

On initial classification as held for sale, non-current assets and disposal groups are measured at the lower of previous carrying amount and fair value less costs to sell with any adjustments taken to profit or loss. The same applies to gains and losses on subsequent re-measurement.

A discontinued operation is a component of the Group's business that represents a separate major line of business or geographical area of operations or is a subsidiary acquired exclusively with a view to resale, that has been disposed of, has been abandoned or that meets the criteria to be classified as held for sale.

(W) Key accounting estimates and judgements

All estimates and judgments are constantly revalued and are based on past experience and other factors, including expectations concerning future events.

The key estimates and judgements used are:

(i) Goodwill is tested for impairment as at each of the balance sheet dates. Details concerning the implementation of goodwill impairments tests are provided in note 9.

(ii) The determination of the present value of pension obligations largely depends on the selection of the discount rate, determined at the end of each year. The discount rate used was the interest rate of high-quality corporate bonds that were denominated in the currency in which the benefits will be paid, and that had terms to maturity approximating the terms of the related pension liability. Detailed information is provided in the explanations on recognised pension provisions in note 6.

(iii) The Group is liable to pay income taxes in numerous countries. Significant assumptions were required in determining the worldwide provision for income taxes. There were transactions and calculations for which the ultimate tax determination was uncertain during the ordinary course of business. The level of provisions for anticipated tax audits was based on estimates of whether and to what extent additional income taxes will be due. In the period in which the final tax determination was made, the estimates were corrected, if required.

(iv) The useful lives and residual values of property, plant and equipment are reviewed at least annually. Details on useful lives and residual values of property, plant and equipment are provided in Note 1(K)(iii) on "Property, plant and equipment".

(v) In accounting for business combinations, the identifiable assets acquired and liabilities and contingent liabilities assumed are measured initially at their fair values. In this process, cash flow-based methods are regularly used, which may produce different results based on the underlying assumptions. In particular, the assessment of the useful lives of intangible assets and the determination of fair values of contingent liabilities entailed an element of uncertainty since assumptions needed to be made.

(vi) Details in respect of the estimation of aircraft maintenance provisions and the accounting policy are disclosed in note 1(R).

(X) IFRS not yet adopted

Adoption of new standards which became effective in the three year period

TUI Tourism has adopted accounting standards that became effective during the three year period from the date these standards were applicable.

Interpretations to existing standards that are not yet effective and not relevant for TUI Tourism

The following accounting standards, amendments and interpretations to published standards are mandatory for accounting periods beginning on or after 1 January 2007 but they are not relevant to TUI Tourism's operations:

—IFRIC 7 Applying the Restatement Approach under IAS 29 Financial Reporting in Hyperinflationary Economies

—IFRIC 9 Reassessment of Embedded Derivatives

—IFRIC 12 Service Concession Arrangements

Standards, amendments and interpretations to existing standards that are not yet effective and have not been early adopted

The following accounting standards and interpretations to existing standards are mandatory for periods beginning on or after 1 January 2007 or later periods but have not been adopted herein as, with the exception of changes in disclosure which TUI Tourism is in the process of evaluating, the adoption of these standards and interpretations in future periods will have no material impact on the financial statements:

—IAS 1 Presentation of Financial Statements (Amendement re. Capital Disclosures)

—IFRS 7 Financial Instruments: Disclosures

—IFRS 8 Operating Segments

—IFRIC 8 Scope of IFRS 2

—IFRIC 10 Interim Financial Reporting and Impairment

—IFRIC 11 Group and Treasury Share transactions

2. Segmental Information

Based on the risk and rewards the primary reporting segment is by geographical analysis. Segment results, assets and liabilities include items directly attributable to a segment as well as those that can be allocated on a reasonable basis. Unallocated items include financial income, financial expense and corporate assets and liabilities.

(A) Sector analysis

Year ended 31 December 2006	Central Europe	Northern Europe	Western Europe	Caribbean, Mediterranean and Asia (Destinations)	Other	Eliminations	Total Group
	€m	€m	€m	€m	€m	€m	€m
Revenue							
Total revenue	5,822.0	4,797.3	2,823.1	451.6	131.9	(311.8)	13,714.1
Less: Inter segment revenue	(10.0)	(2.9)	(7.9)	(196.9)	(94.1)	311.8	—
Total external revenue	**5,812.0**	**4,794.4**	**2,815.2**	**254.7**	**37.8**	**—**	**13,714.1**
Operating profit/(loss)	**87.4**	**(398.7)**	**(277.0)**	**49.8**	**(5.3)**	**(1.9)**	**(545.7)**
Add back:							
Separately disclosed items	25.6	54.3	40.9	—	2.7	—	123.5
Impairment of goodwill	—	479.7	210.3	—	—	—	690.0
Taxation on joint ventures and associates	0.6	—	(0.4)	2.6	0.2	—	3.0
Underlying operating profit/(loss)	**113.6**	**135.3**	**(26.2)**	**52.4**	**(2.4)**	**(1.9)**	**270.8**
Operating profit/(loss)	**87.4**	**(398.7)**	**(277.0)**	**49.8**	**(5.3)**	**(1.9)**	**(545.7)**
Net financial income							23.3
Loss before tax							(522.4)

Year ended 31 December 2005	Central Europe	Northern Europe	Western Europe	Caribbean, Mediterranean and Asia (Destinations)	Other	Eliminations	Total Group
	€m	€m	€m	€m	€m	€m	€m
Revenue							
Total revenue	5,768.7	4,813.3	2,760.5	402.1	159.6	(317.2)	13,587.0
Less: Inter segment revenue	(10.2)	(4.1)	(6.2)	(177.9)	(118.8)	317.2	—
Total external revenue	**5,758.5**	**4,809.2**	**2,754.3**	**224.2**	**40.8**	**—**	**13,587.0**
Operating profit/(loss)	**65.7**	**84.6**	**(5.6)**	**39.9**	**(4.4)**	**(0.3)**	**179.9**
Add back:							
Separately disclosed items	—	18.3	7.4	—	—	—	25.7
Taxation on joint ventures and associates	0.9	—	0.1	2.3	—	—	3.3
Underlying operating profit/(loss)	**66.6**	**102.9**	**1.9**	**42.2**	**(4.4)**	**(0.3)**	**208.9**
Operating profit/(loss)	**65.7**	**84.6**	**(5.6)**	**39.9**	**(4.4)**	**(0.3)**	**179.9**
Net financial income							7.8
Profit before tax							**187.7**

Year ended 31 December 2004	Central Europe	Northern Europe	Western Europe	Caribbean, Mediterranean and Asia (Destinations)	Other	Eliminations	Total Group
	€m	€m	€m	€m	€m	€m	€m
Revenue							
Total revenue	5,402.8	4,679.3	2,510.8	391.9	130.8	(327.3)	12,788.3
Less: Inter segment revenue	(9.3)	(4.7)	(5.5)	(206.7)	(101.1)	327.3	—
Total external revenue	**5,393.5**	**4,674.6**	**2,505.3**	**185.2**	**29.7**	**—**	**12,788.3**
Operating profit/(loss)	**44.9**	**73.0**	**39.5**	**47.9**	**(16.3)**	**1.8**	**190.8**
Add back:							
Separately disclosed items	—	43.6	—	—	—	—	43.6
Taxation on joint ventures and associates	0.9	—	—	1.1	—	—	2.0
Underlying operating profit/(loss)	**45.8**	**116.6**	**39.5**	**49.0**	**(16.3)**	**1.8**	**236.4**
Operating profit/(loss)	**44.9**	**73.0**	**39.5**	**47.9**	**(16.3)**	**1.8**	**190.8**
Net financial income							6.8
Profit before tax							**197.6**

Other relevant sector financial information

31 December 2006	Central Europe	Northern Europe	Western Europe	Caribbean, Mediterranean and Asia (Destinations)	Other	Eliminations	Total Group
	€m	€m	€m	€m	€m	€m	€m
Balance sheet							
Segment assets	2,584.5	3,648.3	1,274.7	447.6	588.9	(600.7)	7,943.3
Segment liabilities	(1,363.8)	(2,217.6)	(853.7)	(90.8)	(388.9)	187.3	(4,727.5)
Net assets/(liabilities)	**1,220.7**	**1,430.7**	**421.0**	**356.8**	**200.0**	**(413.4)**	**3,215.8**
Other disclosures							
Capital expenditure	156.3	89.9	79.5	17.8	46.1	—	389.6
Depreciation and amortisation excluding goodwill	58.8	128.9	68.8	7.9	15.9	(0.1)	280.2

31 December 2005	Central Europe	Northern Europe	Western Europe	Caribbean, Mediterranean and Asia (Destinations)	Other	Eliminations	Total Group
	€m	€m	€m	€m	€m	€m	€m
Balance sheet							
Segment assets	2,526.4	4,260.0	1,480.2	422.3	627.4	(893.6)	8,422.7
Segment liabilities	(1,257.5)	(2,471.0)	(879.1)	(77.6)	(407.0)	481.6	(4,610.6)
Net assets/(liabilities)	**1,268.9**	**1,789.0**	**601.1**	**344.7**	**220.4**	**(412.0)**	**3,812.1**
Other disclosures							
Capital expenditure	110.0	91.2	232.9	10.6	14.5	—	459.2
Depreciation and amortisation excluding goodwill	68.5	113.4	55.0	8.2	37.6	(0.5)	282.2

	31 December 2004						
	Central Europe	Northern Europe	Western Europe	Caribbean, Mediterranean and Asia (Destinations)	Other	Eliminations	Total Group
	€m	€m	€m	€m	€m	€m	€m
Balance sheet							
Segment assets	2,521.7	3,854.2	1,421.1	411.7	607.8	(811.8)	8,004.7
Segment liabilities	(1,171.1)	(2,218.3)	(911.0)	(73.9)	(367.9)	399.4	(4,342.8)
Net assets/(liabilities)	1,350.6	1,635.9	510.1	337.8	239.9	(412.4)	3,661.9
Other disclosures							
Capital expenditure	22.8	100.6	183.9	12.3	28.4	—	348.0
Depreciation and amortisation excluding goodwill	68.8	115.9	35.6	7.5	38.1	(1.5)	264.4

As there were no significant acquisitions in the years under review there is no segmental information separated for acquisitions.

The secondary segment is the business segment, which is the provision of leisure travel. These disclosures have been given in the Combined Financial Information.

(B) Acquisitions

As at 24 August 2006, TUI UK Limited, London acquired 100 per cent. of the shares in Explorers Travel Club Ltd., Camberley (UK), a provider of individual and organised diving tours, and four other subsidiaries. The purchase price including incidental acquisition costs totalled around £8.9m (€13.1m), while net assets acquired totalled £2.3m (€3.5m). Under the purchase accounting fair value assessment of individual assets and liabilities, net assets increased by £2.1m (€3.0m). The excess of the total acquisition cost over the revalued net assets of £4.4m (€6.5m) was carried as goodwill. Since the date of first time combination, the group recorded a loss after taxes of £0.4m (€0.5m) with turnover of £3.2m (€4.7m). Since the group's financial year did not correspond to the calendar year, financial statements for the entire year 2006 were not available. It was therefore impossible to determine the disclosures of turnover and earnings generated in 2006.

	Carrying amounts at acquisition date		Carrying amounts at date of first time combination	
	£m	€m	£m	€m
Intangible assets	—	—	2.6	3.7
Property, plant and equipment	2.1	3.1	3.0	4.4
Inventories	0.1	0.1	0.1	0.1
Trade accounts receivable	0.5	0.7	0.5	0.7
Cash and cash equivalents	0.7	1.1	0.7	1.1
Income tax provisions	(0.1)	(0.2)	(1.5)	(2.2)
Trade accounts payable	(0.4)	(0.5)	(0.4)	(0.5)
Other liabilities	(0.6)	(0.8)	(0.6)	(0.8)
Net assets	2.3	3.5	4.4	6.5
Purchase consideration			8.9	13.1
Goodwill			4.5	6.6

As at 18 July 2005, a subsidiary of TUI Nederland N.V.—TUI Airlines Nederland B.V.—took over the assets, liabilities and material rights related to flight operations from the insolvent ATR Leasing VI B.V. (previously operating under the "HollandExel" brand) at a purchasing price of €11.5m in the framework of an acquisition of business operations. The purchase price (including incidental acquisition cost) was €13.9m while net liabilities were €0.9m. The resulting difference of €14.8m was carried as goodwill since further acquired tangible or intangible assets could not be identified or separately recognised. Impacted by the start-up costs for flight operations under the

"ArkeFly" brand, the company generated turnover of €75.5m and posted negative earnings before income taxes of €11.7m in the 2005 financial year.

	Carrying amounts at acquisition date	Revaluation of liabilities and assets	Carrying amounts at date of first-time combination
	€m	€m	€m
Property, plant and equipment	0.9	—	0.9
Other provisions	(1.0)	—	(1.0)
Other liabilities	(0.8)	—	(0.8)
Equity	(0.9)	—	(0.9)

3. Other income/(expenses)

	2006	2005	2004
	€m	€m	€m
Gains from the sale of property, plant and equipment (see note 7)	40.5	33.1	6.0
Other items	8.6	5.2	3.2
	49.1	38.3	9.2

Other items mainly include the net gain/loss from the disposal of subsidiaries.

4. Separately disclosed items

	2006	2005	2004
	€m	€m	€m
Restructuring costs	(100.6)	(18.3)	(43.6)
Other items	(22.9)	(7.4)	—
	(123.5)	(25.7)	(43.6)

Restructuring costs

In order to reduce costs, in 2006 TUI AG's executive board adopted a cost-cutting programme aimed at reducing tourism costs by €250m by 2008. The cost-cutting programme comprises savings of €100m in terms of personnel costs and €150m in terms of cost of sales. Where the individual measures were sufficiently specific and a factual obligation for restructuring existed, corresponding provisions were formed. These were primarily provisions for personnel costs related to planned personnel reductions and other provisions due to the early termination of rental and lease agreements. Personnel measures focused on source markets Germany and France, but in particular on the source market in the UK. These restructuring measures resulted in total expenses of €100.6m in the 2006 financial year. At the end of the financial year, total provisions remaining amounted to €95.8m. The provisions formed for personnel measures are expected to be utilised in 2007. The restructuring costs in 2005 and 2004 resulted from restructuring measures in the Northern Europe sector only, for the relocation of operations, a reduction of required headcount, the early cancellation of a contract for desktop services and the possible legal claims resulting therefrom.

Other items

In the financial year 2006 other items include one-off items from the fleet renewal of the Boeing 747 fleet and changes of IT systems. Other items in the financial year 2005 relates to the expenses incurred for renewal of lease agreements.

5. Net financial income

	2006	2005	2004
	€m	€m	€m
Financial income			
Other income from securities and long-term loans	1.6	3.2	2.4
Interest and similar income from TUI AG Group companies	64.0	54.4	49.7
Interest income from fund assets from the financing of pension obligations	81.6	69.6	61.7
Other interest and similar income	26.5	16.7	20.2
Total financial income	173.7	143.9	134.0

	2006	2005	2004
	€m	€m	€m
Financial expense			
Write-downs of available for sale financial instruments and loans	(1.2)	(5.1)	(2.5)
Interest and similar expenses to TUI AG Group companies	(27.6)	(21.8)	(9.1)
Interest expenses from the measurement of pension obligations	(91.7)	(79.2)	(74.5)
Other interest and similar expenses	(29.9)	(30.0)	(41.1)
Interest expenses	(149.2)	(131.0)	(124.7)
Total financial expenses	(150.4)	(136.1)	(127.2)
Net financial income	23.3	7.8	6.8

6. Employees

(A) Average number of employees

	2006	2005	2004
Central Europe	9,197	9,254	8,977
Northern Europe	15,760	17,096	18,175
Western Europe	6,711	6,890	6,761
Destinations	3,735	3,619	3,283
Other	619	732	636
Total	36,022	37,591	37,832

(B) Staff costs

	2006 Total	2005 Total	2004 Total
	€m	€m	€m
Wages and salaries	1,266.1	1,217.4	1,178.1
Social security contributions, pension costs and benefits	308.3	301.2	294.6
	1,574.4	1,518.6	1,472.7

(C) Pension costs

Due to the number of different pension plans the information required by IAS 19 is given only on an aggregate basis.

A number of pension schemes based on defined contribution plans or defined benefit plans are provided for Group employees. Pension obligations varied according to the legal, fiscal and economic circumstances of the country concerned and usually depended on employees' length of service and pay levels. While all defined contribution plans are funded by means of the payment of premiums to external insurance companies or funds, systems existed for defined benefit plans

entailing the formation of provisions within the relevant entity or investments in funds outside the relevant entity.

Once the contributions to the state and private pension insurance institutions had been paid, the Group had no further obligations. Current contribution payments are recognised as an expense for the respective period. In the 2006 financial year, the pension costs for all defined contribution plans for the Group totalled €49.4m (2005: €53.1m, 2004: €48.6m). The pension costs for defined benefit pension commitments totalled €48.8m (2005: €53.5m, 2004: €59.4m).

Pension costs included in:

	2006 Total	2005 Total	2004 Total
	€m	€m	€m
Operating profit	88.0	97.0	95.2
Financial income and expenses	10.2	9.6	12.8
	98.2	106.6	108.0

Pension costs for defined benefit obligations

	2006 Total	2005 Total	2004 Total
	€m	€m	€m
Current service cost for employee service in the financial year	52.4	44.6	46.7
Interest cost	91.7	79.2	74.5
Expected return on external plan assets	(81.6)	(69.6)	(61.7)
Past service cost due to plan changes	(13.1)	(0.1)	(0.1)
Effects of curtailment or settlement of pension obligations	(0.6)	(0.6)	—
	48.8	53.5	59.4

An amendment of a British law which came into force in April 2006 allows British pensioners to have substantially larger parts of their pension paid out as a tax-free lump sum than before. The Group's pension schemes in the UK were adjusted accordingly. These improvements resulted in an increase in amounts paid out and a reduction in the corresponding pension obligations. The effects of the increase in the payout ratio before the amendment of the law were carried as an actuarial gain (€15.2m) recognised in reserves. The increase in the assumed future payout ratios caused by the amendment and the associated reduction in pension obligations were immediately recognised in the income statement (€13.2m) as 'past service cost' for vested entitlements. The income from past service cost shown under pension costs was mainly attributable to this development.

Development of provisions for pensions and similar obligations

	Provisions for pensions	Similar obligations	Total
	€m	€m	€m
At 1 January 2004	538.1	0.3	538.4
Changes in transfers and exchange differences	1.4	—	1.4
Changes with no effect on results	13.7	—	13.7
Utilisation	(1.1)	—	(1.1)
Reversal	(0.3)	—	(0.3)
Addition	0.9	0.2	1.1
At 31 December 2004	552.7	0.5	553.2
Changes in transfers and exchange differences	(3.3)	7.3	4.0
Changes with no effect on results	260.2	—	260.2
Utilisation	(1.7)	—	(1.7)
Reversal	(1.0)	—	(1.0)
Addition	2.0	0.1	2.1
At 31 December 2005	808.9	7.9	816.8
Changes in transfers and exchange differences	(9.7)	0.1	(9.6)
Changes with no effect on results	(191.7)	—	(191.7)
Utilisation	(5.2)	(1.9)	(7.1)
Reversal	(13.7)	—	(13.7)
Addition	13.4	0.1	13.5
At 31 December 2006	602.0	6.2	608.2

Provision for pension mainly relates to UK.

Of the provisions for pensions and similar obligations €2.1m (2005: €1.7m, 2004: €1.7m) are estimated to be payable in less than one year.

Disclosure information-funded defined benefit pension schemes

The assets of each scheme have been taken at market value and liabilities have been calculated using the following principal assumptions:

Actuarial parameters for German companies	2006	2005	2004
	%	%	%
Discount rate	4.5	4.25	4.75
Projected future salary increases	2.0–2.5	1.5–2.0	1.33–2.5
Projected future pension increases	1.5–1.83	1.0–1.5	1.0–1.33
Projected employee turnover rate	2.0	2.0	2.0

Actuarial calculations for companies abroad were based on specific parameters for each country concerned.

Actuarial assumptions for foreign companies	Eurozone	UK	Rest of Europe
	%	%	%
2006			
Discount rate	4.5	5.0	3.25
Projected return on plan assets	6.0	4.55–7.4	4.0
Projected future salary increases	0.0–4.5	4.1–4.6	1.5–2.0
2005			
Discount rate	4.25	4.75–4.8	3.25–3.75
Projected return on plan assets	6.0	5.1–7.47	2.5–4.0
Projected future salary increases	0.0–4.4	3.9–4.4	0.2–2.5
2004			
Discount rate	4.75	5.3–5.4	3.75
Projected return on plan assets	6.0	5.1–7.63	2.5–5.0
Projected future salary increases	0.0–3.85	3.9–4.4	0.02–2.5

Changes in the present value of scheme assets are as follows:

	2006	2005	2004
	€m	€m	€m
Fair value of fund assets at beginning of year	1,134.0	903.4	776.7
Expected return on external plan assets	81.6	69.6	61.7
Actuarial gains of the current year	36.7	104.9	22.8
Exchange differences	24.6	22.3	(2.6)
Employer's contributions paid in	69.6	55.1	57.8
Contributions paid by the beneficiary of the plan	11.1	11.9	12.5
Pensions paid	(66.9)	(32.9)	(33.9)
Other	15.9	(0.3)	8.4
Fair value of fund assets at year-end	1,306.6	1,134.0	903.4
of which dividend-carrying securities	906.8	920.1	642.2
of which bonds	302.1	177.8	197.2
of which property, plant and equipment	1.1	—	0.5
of which cash	68.3	9.5	35.3
of which other	28.3	26.6	28.2

The assumptions used in determining the expected return on external fund assets were based on the actual fund structure and were oriented to the future long-term returns for the individual fund categories. Further factors taken into account were the current interest level and the inflation trend. The Group's calculation of the pension costs were based on conservative forecasts in determining the expected return on the fund assets. This was reflected by the fact that in the financial years under review the funds in particular not just generated the expected returns but managed to generate amounts on top of these returns. Given an expected return of €81.6m (2005: €69.6m, 2004: €61.7m), the funds generated an actuarial return of €118.3m (2005: €174.5m, 2004: €84.5m).

The companies are expected to contribute around €57.1m to pension funds in the next financial year (2005: €70.1m, 2004: €55.0m).

Changes in the present value of defined benefit obligations are as follows:

	2006	2005	2004
	€m	€m	€m
Net present value of actual pension obligations at beginning of year	1,942.5	1,448.4	1,308.8
Additions to combination	0.5	—	—
Disposals from combination	(10.8)	—	—
Current service costs	52.4	44.6	46.7
Interest cost	91.7	79.2	74.5
Pensions paid	(69.9)	(35.1)	(36.3)
Contributions paid by pension beneficiaries	11.1	12.0	12.2
Actuarial (gains)/losses of the current year	(155.0)	365.1	36.5
Past service benefits	(10.8)	0.1	(0.1)
Exchange differences	38.0	34.6	6.0
Other	11.9	(6.4)	0.1
Net present value of actual pension obligations at year-end	1,901.6	1,942.5	1,448.4

Amounts recognised in the statement of changes in income and expense during the years are as follows:

	2006	2005	2004
	€m	€m	€m
Actuarial (gains)/losses on plan assets	(36.7)	(104.9)	(22.8)
Actuarial (gains)/losses on plan liabilities	(155.0)	365.1	36.5
Net actuarial (gains)/losses in the year	(191.7)	260.2	(13.7)

The cumulative actuarial losses recognised in Statement of Recognised Income and Expense were €465.6m (2005: €650.6m, 2004: €381.3m).

	2006	2005	2004
	€m	€m	€m
Reconciliation of the present value of pension obligations to pension liability recognised in the balance sheet			
Actual present value of fully or partly funded pension obligations	(1,806.3)	(1,840.8)	(1,362.8)
Fair value of external plan assets	1,306.6	1,134.0	903.4
Deficit	(499.7)	(706.8)	(459.4)
Actual present value of non-funded pension obligations	95.3	101.7	85.6
Net present value of pension obligations	(595.0)	(808.5)	(545.0)
Adjustment for past service cost	1.8	(0.3)	(0.5)
Net recognised liability	(593.2)	(808.8)	(545.5)
of which provisions for pensions for non-funded obligations	(93.5)	(102.0)	(92.8)
of which provisions for pensions for funded obligations	(508.5)	(706.9)	(459.9)
of which capitalised assets	8.8	0.1	7.2

As the Group used the option of immediately offsetting the actuarial gains and losses against equity in the year in which they arose, the Group's total pension obligations were fully shown in the balance sheet, netted against existing fund assets.

Where plan assets exceeded obligations with regard to funded pension obligations, taking account of an adjustment due to past service cost, and where at the same time there was an entitlement to reimbursement or reduction of future contribution payments to the fund, the excess was capitalised in conformity with the upper limit defined by IAS 19.

(D) Share-based payments

In the Northern Europe sector, there were various share-based payment schemes with cash compensation in conformity with IFRS 2, each with a term to maturity of three years. Senior

executive staff are granted a contractually agreed maximum number of phantom shares under these compensation schemes. The number of phantom shares actually granted at the end of the term of the respective compensation scheme depends on the extent of target achievement with regard to pre-determined indicators and, depending on the actual design of the compensation scheme, to some extent on the relative price share development of TUI AG compared with DAX 30. If an employee leaves the relevant entity before the end of the compensation scheme, these phantom shares may expire. For each individual year, the number of phantom shares granted is measured on the basis of target achievement with regard to the pre-defined parameters, and to some extent on the basis of the relative share price development of TUI AG compared with other DAX 30 members. Where future periods are involved, corresponding estimates are made. The fair value was determined on the basis of the parameters mentioned above by means of Monte Carlo methods as at the balance sheet date. Deductions were made in order to account for expected employee turnover. The level of the provision for the compensation schemes formed as at the respective balance sheet date was based on the degree of target achievement, taking account of the vesting period.

	Number of shares	Pro rata temporis present value in €m
31 December 2004	1,314,212	6.4
Phantom shares granted	371,403	1.7
Phantom shares exercised	(273,351)	(1.8)
Phantom shares expired	(131,876)	(2.5)
Measurement results	—	4.8
31 December 2005	1,280,388	8.6
Phantom shares granted	423,988	0.6
Phantom shares exercised	(489,475)	(2.7)
Phantom shares expired	(89,054)	(1.8)
Measurement results	—	0.5
31 December 2006	1,125,847	5.2

7. Income, expenses and auditor remuneration

	2006	2005	2004
	€m	€m	€m
Included in profit for the year are the following:			
Income from letting and leasing contracts	4.0	3.4	2.6
Operating lease rentals	(498.2)	(476.4)	(380.1)
Depreciation of property, plant and equipment	(231.2)	(219.7)	(198.7)
Amortisation of intangible assets	(49.0)	(62.5)	(65.7)
Gain on sale of property, plant, equipment and intangible assets	40.5	33.1	6.0
Impairment of goodwill	(690.0)	—	—
Auditors' remuneration (PwC network aggregated remuneration)			
Audit costs	(4.4)	(4.4)	(4.3)
Audit related work (in particular revisions, comfort letter, etc.)	(1.0)	(1.0)	(1.0)
Tax services	(0.3)	(0.3)	(0.2)
Other	—	—	(0.1)

Remuneration of key management:

	Non-performance related compensation	Performance related compensation	Long-term incentive programme	Total
	€'000	€'000	€'000	€'000
Volker Böttcher				
2006	350	294	190	834
2005	350	218	180	748
2004	350	307	181	838
Bart Brackx				
2006	320	577	—	897
2005	250	415	—	665
2004	243	436	—	679
Christoph Mueller				
2006	450	941	299	1,690
2005	—	—	—	—
2004	—	—	—	—
Peter Rothwell				
2006	759	1,477	695	2,931
2005	688	958	490	2,136
2004	651	659	428	1,738
Will Waggott				
2006	523	795	465	1,783
2005	460	667	334	1,461
2004	440	476	176	1,092

The TUI Tourism key management is partly paid by TUI AG. The performance related compensation includes one-off compensation payments.

8. Taxation

The tax charge can be summarised as follows:

(i) Analysis of charge in year

	2006	2005	2004
	€m	€m	€m
Current tax expense			
Current income taxes:			
In Germany	30.9	46.3	39.0
Abroad	21.6	26.5	9.6
Total current tax	52.5	72.8	48.6
Deferred tax	(11.0)	42.9	34.0
Total income tax expense in income statement	41.5	115.7	82.6

(ii) Reconciliation of effective tax rate

	2006	2005	2004
	€m	€m	€m
Profit before income taxes	(522.4)	187.7	197.6
Expected income tax expense/(credit) (Tax rate: 40 per cent. in 2006, 39 per cent. in 2005 and 2004)	(209.0)	73.2	77.1
Variation from the difference between actual and expected tax rates	(11.4)	(14.4)	(5.1)
Income not chargeable for tax purposes	(16.1)	(42.4)	(1.1)
Expenses not deductible for tax purposes	277.9	8.1	64.3
Temporary differences and losses for which no deferred taxes were recognised	25.9	103.4	(10.8)
Effective tax expenses and income relating to other periods	0.8	5.8	(25.7)
Other differences	(26.6)	(18.0)	(16.1)
Total income tax expense in income statement	41.5	115.7	82.6

In 2006 the difference between actual income tax expenses and expected income tax expenses was primarily due to non-tax-deductible impairments of goodwill.

(iii) Deferred tax recognised directly in equity

The following taxation has been recorded directly in equity within the statement of recognised income and expense:

	2006	2005	2004
	€m	€m	€m
Cash flow hedges	26.9	(69.6)	6.4
Pension plans	(57.5)	78.6	5.9
Total	(30.6)	9.0	12.3

As noted in the basis of preparation, tax charges have been determined based on entity levels. The allocation of aircraft, that are owned by TUI AG, to the Combined Financial Information has resulted in additional property, plant and equipment and depreciation being reflected in the balance sheets and income statements. Any associated deferred taxation balances due to the taxation base of those assets and associated charges being different from the book value of those assets has not been reflected as these remain within TUI AG. Given the values involved this has had a significant impact on the taxation charge and therefore these charges may be significantly different to those that will occur in future.

9. Intangible assets

	Goodwill	Concessions, industrial property rights and similar rights and values	Self-generated software	Payments on account	Total
	€m	€m	€m	€m	€m
Cost					
At 1 January 2004	3,226.9	313.0	106.0	1.7	3,647.6
Exchange adjustments	(0.4)	0.1	0.2	—	(0.1)
Additions	1.4	26.7	30.8	2.3	61.2
Disposals	(1.8)	(30.8)	(9.2)	—	(41.8)
Other reclassifications	—	(65.5)	67.0	(2.8)	(1.3)
At 31 December 2004	3,226.1	243.5	194.8	1.2	3,665.6
Exchange adjustments	57.1	3.7	1.6	—	62.4
Additions	15.2	25.9	10.6	2.0	53.7
Disposals	—	(9.1)	(1.9)	(0.1)	(11.1)
Other reclassifications	(0.1)	2.5	—	(1.1)	1.3
At 31 December 2005	3,298.3	266.5	205.1	2.0	3,771.9
Exchange adjustments	43.3	3.0	2.0	—	48.3
Additions	9.0	27.9	10.1	3.1	50.1
Disposals	(18.4)	(56.8)	(131.9)	—	(207.1)
Reclassifications from/to current assets	—	(0.6)	—	—	(0.6)
Other reclassifications	(0.1)	7.4	(5.4)	(1.9)	—
At 31 December 2006	**3,332.1**	**247.4**	**79.9**	**3.2**	**3,662.6**
Amortisation and impairment losses					
At 1 January 2004	—	207.1	41.2	—	248.3
Exchange differences	—	(0.6)	(0.2)	—	(0.8)
Amortisation/Impairment	—	32.3	33.4	—	65.7
Disposals	—	(29.0)	(7.5)	—	(36.5)
Other reclassifications	—	(39.9)	39.0	—	(0.9)
At 31 December 2004	—	169.9	105.9	—	275.8
Exchange differences	—	2.2	0.7	—	2.9
Amortisation/Impairment	—	27.7	34.8	—	62.5
Disposals	—	(8.7)	(1.7)	—	(10.4)
Other reclassifications	—	0.6	—	—	0.6
At 31 December 2005	—	191.7	139.7	—	331.4
Exchange differences	7.4	2.2	1.4	—	11.0
Amortisation/Impairment	690.0	27.2	21.8	—	739.0
Disposals	—	(50.1)	(102.0)	—	(152.1)
Other reclassifications	—	5.6	(5.6)	—	—
At 31 December 2006	**697.4**	**176.6**	**55.3**	**—**	**929.3**
Net book value					
At 31 December 2004	3,226.1	73.6	88.9	1.2	3,389.8
At 31 December 2005	3,298.3	74.8	65.4	2.0	3,440.5
At 31 December 2006	**2,634.7**	**70.8**	**24.6**	**3.2**	**2,733.3**

In addition to the below described impairments of goodwill other impairments of intangible assets amounted to €0.8m (2005: €5.1m, 2004: €0.2m). The impairment in 2005 related to software.

The additions to goodwill include acquisitions during the period—refer to note 2(B) for details of significant acquisitions.

Goodwill is analysed by Sector as follows:

	Northern Europe	Central Europe	Western Europe	Destinations	Total Group
	€m	€m	€m	€m	€m
At 31 December 2006	**1,525.2**	**637.8**	**272.1**	**199.6**	**2,634.7**
At 31 December 2005	1,960.2	650.2	488.0	199.9	3,298.3
At 31 December 2004	1,904.3	650.0	473.3	198.5	3,226.1

Goodwill is tested for impairment at the level of cash-generating units at least once a year. In accordance with the rules of the IASB, cash-generating units are the smallest identifiable groups of assets that generate cash inflows from continuing use that are largely independent of the cash inflows from other assets. Cash-generating units were established for individual source markets on a country-specific basis and in the destinations sector for individual subsidiaries.

In the framework of the impairment tests, the carrying amounts of the tested entities plus the relevant goodwill allocated to the entities were compared with their recoverable amounts. The recoverable amount is the fair value less cost to sell or the value in use, if higher. If the carrying amounts exceeded the recoverable amount, impairment losses were recognised. In 2006 the value determined in the framework of the impairment tests is the fair value less cost to sell. In 2005 and 2004 the recoverable amounts were predominantly determined on the basis of the value in use. The applicable pre-tax interest rate for the detailed planning period was 8.39 per cent. p.a. in 2005 and 8.1 per cent. p.a. in 2004 and taking account of a growth rate of 1 per cent. (2005) and 2 per cent. (2004) for the periods thereafter. No impairments had to be recognised in 2005 and 2004.

The fair value less cost to sell is the amount for which for the cash-generating unit could be exchanged between knowledgeable, willing parties in an arm's length transaction after deduction of the cost to sell. Since a fair value on an active market was not available for the entities to be tested for impairment, the fair value was determined by means of discounting the expected operating net cashflows.

Discounting was based on the medium-term planning for the entity under review, prepared as at the end of the 2006 financial year, after deduction of income tax payments. The discounting was based on a weighted average cost of capital rate after taxes of 6.44 per cent. p.a. for the detailed planning period 2007 to 2009 with a growth rate of 1 per cent. for the periods thereafter. The determined fair values have been validated using multiples customary in the market. The cost to sell to be included was based on experience from past transactions.

In the 2006 financial year, impairments of goodwill totalling €690.0m arose. The impairments were particularly caused by the increasingly difficult market environment in the UK, Ireland and France. They were broken down as follows:

Source market	Impairment charged	Reduced growth rate (0.5 per cent.)	Increased interest rate (0.5 per cent.)
	€m		
Northern Europe			
—UK	390.2	453.8	465.9
—Ireland	89.5	91.5	91.8
Western Europe			
—France/aviation	140.2	158.0	160.2
—France/tour operator	70.1	70.9	71.5
	690.0	774.2	789.4

If the growth rate had been 0.5 per cent. lower, the impairments of goodwill in the sectors listed above would have been €84.2m higher in total. If the weighted average cost of capital rate after taxes applied to the detailed planning period 2007 to 2009 for the tourism division had been 0.5 per cent. p.a. higher, the impairments of goodwill required for the sectors mentioned above would have been €99.4m higher in total. No further impairments would have been required on top of that, neither from the increase in the weighted average cost of capital rate nor from the reduction in the growth rate.

10. Property, plant and equipment

	Real estate, land rights and building including buildings on third-party properties	Machinery and fixtures	Aircraft	Yachts, motorboats	Other plant, operating and office equipment	Assets under construction	Payments on account for aircraft and other assets	Total
	€m	€m	€m	€m	€m	€m	€m	€m
Cost								
At 1 January 2004	237.5	18.2	2,270.4	2.3	602.3	2.4	3.1	3,136.2
Exchange differences	1.0	0.1	(0.1)	—	1.7	—	—	2.7
Additions	2.5	2.0	31.2	—	79.6	109.2	62.3	286.8
Disposals	(18.2)	(2.6)	(122.8)	—	(65.3)	—	(0.1)	(209.0)
Other reclassifications	0.2	(0.1)	0.4	—	4.1	(1.3)	(2.0)	1.3
At 31 December 2004	223.0	17.6	2,179.1	2.3	622.4	110.3	63.3	3,218.0
Exchange differences	1.7	—	25.9	—	6.7	—	—	34.3
Additions	3.3	1.8	145.4	0.3	98.8	52.9	103.0	405.5
Disposals	(59.0)	(3.2)	(260.5)	(3.2)	(46.7)	—	(19.1)	(391.7)
Reclassifications from/to current assets	—	—	(14.9)	—	(8.1)	—	—	(23.0)
Other reclassifications	1.7	(0.7)	147.2	0.8	1.4	(112.1)	(39.6)	(1.3)
At 31 December 2005	170.7	15.5	2,222.2	0.2	674.5	51.1	107.6	3,241.8
Exchange differences	2.0	—	18.6	—	5.6	—	0.6	26.8
Additions	33.3	2.7	180.1	—	70.8	2.1	50.5	339.5
Disposals	(21.6)	(0.2)	(242.6)	—	(122.3)	(0.5)	(7.5)	(394.7)
Reclassifications from/to current assets	—	—	14.9	—	(0.9)	—	—	14.0
Other reclassifications	0.5	(0.2)	98.1	—	3.2	(49.9)	(51.7)	—
At 31 December 2006	**184.9**	**17.8**	**2,291.3**	**0.2**	**630.9**	**2.8**	**99.5**	**3,227.4**
Depreciation								
At 1 January 2004	93.3	13.0	904.3	1.0	398.3	—	—	1,409.9
Exchange differences	0.3	0.1	(2.0)	—	0.2	—	—	(1.4)
Depreciation/impairment	10.9	1.3	113.6	0.1	72.8	—	—	198.7
Disposals	(9.1)	(1.8)	(102.0)	—	(53.1)	—	—	(166.0)
Other reclassifications	0.1	(0.3)	—	—	1.1	—	—	0.9
At 31 December 2004	95.5	12.3	913.9	1.1	419.3	—	—	1,442.1
Exchange differences	0.8	—	11.9	—	3.4	—	—	16.1
Depreciation/impairment	11.9	1.3	139.8	0.1	66.6	—	—	219.7
Disposals	(17.8)	(2.8)	(142.0)	(1.2)	(43.3)	—	—	(207.1)
Reclassifications from/to current assets	—	—	—	—	(2.2)	—	—	(2.2)
Other reclassifications	(0.1)	(0.5)	—	—	—	—	—	(0.6)
At 31 December 2005	90.3	10.3	923.6	—	443.8	—	—	1,468.0
Exchange differences	1.5	(0.1)	12.2	—	3.8	—	—	17.4
Depreciation/impairment	4.5	1.4	158.7	—	66.6	—	—	231.2
Disposals	(17.2)	(0.1)	(128.4)	—	(106.2)	—	—	(251.9)
Other reclassifications	0.5	—	—	—	(0.5)	—	—	—
At 31 December 2006	**79.6**	**11.5**	**966.1**	—	**407.5**	—	—	**1,464.7**
Net book value								
At 31 December 2004	127.5	5.3	1,265.2	1.2	203.1	110.3	63.3	1,775.9
At 31 December 2005	80.4	5.2	1,298.6	0.2	230.7	51.1	107.6	1,773.8
At 31 December 2006	**105.3**	**6.3**	**1,325.2**	**0.2**	**223.4**	**2.8**	**99.5**	**1,762.7**

In the financial year 2006, a total of €2.6m (2005: €6.7m, 2004: €0.7) of impairments were recognised, which related to other plant, operating and office equipment. In 2005 an amount of €5.6m related to impairments of aircraft.

Net book value of leased assets

	Real estate, land rights and building including buildings on third-party properties	Aircraft	Other plant, operating and office equipment	Total
	€m	€m	€m	€m
Net book value				
At 31 December 2004	39.2	440.7	10.0	489.9
At 31 December 2005	—	362.5	5.7	368.2
At 31 December 2006	—	324.3	5.3	329.6

11. Investments in joint ventures and associates

The Group's equity investment in its joint ventures and associates are recorded in the financial information as follows:

	Share of net assets of joint venture	Share of net assets of associate	Total
	€m	€m	€m
Cost			
At 1 January 2004	28.8	12.6	41.4
Exchange differences	(3.1)	(1.8)	(4.9)
Additions	13.4	15.7	29.1
Disposals	(2.8)	(1.9)	(4.7)
At 31 December 2004	**36.3**	**24.6**	**60.9**
Exchange differences	0.8	0.1	0.9
Additions	9.8	6.2	16.0
Disposals	(4.2)	(3.2)	(7.4)
Reclassifications	—	5.4	5.4
At 31 December 2005	**42.7**	**33.1**	**75.8**
Exchange differences	(0.5)	(0.6)	(1.1)
Additions	25.8	4.8	30.6
Disposals	(5.9)	(2.9)	(8.8)
Reclassifications	1.3	(0.2)	1.1
At 31 December 2006	**63.4**	**34.2**	**97.6**

Joint ventures:

	Shareholding in %
Arke/Tad Touringcarbedrijf B.V., Enschede	50.0
Atlantica Hellas S.A., Rhodos	50.0
Atlantica Hotels and Resorts S.A., Lemesos	50.0
Belgium Travel Network cvba, Sint Martens Latem	50.0
Bonitos GmbH & Co KG, Frankfurt	50.0
DER Reisecenter TUI GmbH, Berlin	50.0
ferien.de Touristik GmbH & Co. KG, Bremen	50.0
Le Passage to India Tours and Travels Pvt Ltd, New Delhi	50.0
Manahe Ltd., Quatre Bornes	50.0
oft-Reisen 1 Organisation für Touristik GmbH, Ditzingen	50.0
Teckcenter Reisebüro GmbH, Kirchheim/T.	50.0
Travco Group Holding S.A.E., Cairo	50.0
TRAVELStar GmbH, Hanover	50.0
TUI InfoTec GmbH, Hanover	49.9
Voukouvalides Travel & Tourism S.A., Kos	50.0

Associates:

	Shareholding in %
Aeolos Travel LLP, Nicosia	49.9
Airline Consultancy Services S.A.R.L., Casablanca	49.0
Aitken Spence Travels Ltd, Colombo	28.25
Holidays Services S.A., Agadir	50.0
InteRes Gesellschaft für Informationstechnologie mbH, Darmstadt	25.17
Raiffeisen-Tours RT-Reisen GmbH, Burghausen	25.1
Safeharbour Investments S.L., Barcelona	50.0
Société d'Investissement Aérien S.A., Casablanca	25.0
TMTI Limited (Cyprus), Nicosia	34.0
Travel-Net B.V., Nieuwegein	24.49
TUI Mostravel Russia, Moscow	34.0
Tunisie Voyages S.A., Tunis	50.0
Turismo Asia Company Ltd., Bangkok	49.0

The Group's share of profit from joint ventures and associates and an analysis of the share of net assets is as follows:

	Joint ventures 2006	Associated Companies 2006	Joint ventures 2005	Associated Companies 2005	Joint ventures 2004	Associated Companies 2004
	€m	€m	€m	€m	€m	€m
Group share						
Operating income	183.5	124.4	165.9	99.5	125.8	32.4
Operating expenses	(171.9)	(120.9)	(161.3)	(92.3)	(121.4)	(27.4)
Operating result	11.6	3.5	4.6	7.2	4.4	5.0
Financial result	(0.7)	0.2	(1.3)	0.2	(0.8)	—
Profit on ordinary activities	10.9	3.7	3.3	7.4	3.6	5.0
Income taxes	(2.0)	(1.0)	(1.7)	(1.6)	(0.7)	(1.3)
Share of profit of joint ventures and associates	8.9	2.7	1.6	5.8	2.9	3.7
Goodwill from equity measurement	11.0	15.1	5.4	15.3	2.8	15.2
Non-current assets	78.9	27.0	67.8	24.2	59.9	18.9
Current assets	60.8	30.4	50.4	25.9	36.0	18.5
Non-current liabilities	(27.8)	(9.6)	(26.5)	(7.3)	(24.1)	(9.7)
Current liabilities	(59.5)	(28.7)	(54.4)	(25.0)	(38.3)	(18.3)
Net assets	63.4	34.2	42.7	33.1	36.3	24.6

12. Other investments available for sale

	2006	2005	2004
	€m	€m	€m
Shares in affiliated companies	9.8	12.8	20.2
Other securities	16.6	17.4	17.4
Non-current	26.4	30.2	37.6
Other securities	5.5	5.1	5.7
Current	5.5	5.1	5.7
Total	31.9	35.3	43.3

Where a listed market price in an active market was not available for interests held and other methods to determine an objective market value did not produce any reliable results, the interests were measured at amortised cost.

13. Non-current trade and other receivables

	2006	2005	2004
	€m	€m	€m
Advances to affiliates	0.9	9.8	7.5
Loans to affiliates	—	—	0.1
Advances to third parties	2.1	0.1	—
Loans to third parties	19.9	27.0	29.0
Loans to TUI AG Group companies	27.2	50.7	67.7
Payments on account	103.5	93.2	96.6
Advances and loans	153.6	180.8	200.9
Other receivables from TUI AG Group companies	2.0	0.3	3.8
Other receivables from affiliates	0.1	—	—
Interest deferral	—	1.5	—
Receivables from finance leases	7.1	10.6	11.4
Other assets and prepaid expenses	26.3	19.6	24.5
Other receivables and assets	35.5	32.0	39.7
Total	189.1	212.8	240.6

Payments on account predominantly include advance payments for accommodation services.

14. Deferred tax assets and liabilities

	Assets 2006	Liabilities 2006	Assets 2005	Liabilities 2005	Assets 2004	Liabilities 2004
	€m	€m	€m	€m	€m	€m
Finance lease transactions	11.7	—	5.9	—	—	0.1
Recognition and measurement differences for property, plant and equipment and other non-current assets	24.9	61.1	35.6	65.7	39.4	97.4
Recognition differences for receivables and other assets	48.0	32.4	73.5	5.4	91.4	5.1
Fair values of financial instruments	77.4	26.0	17.1	47.4	54.3	19.0
(of which no effect on results)	(74.5)	(13.6)	(12.5)	(46.9)	(53.8)	(18.8)
Measurement of pension provisions	170.3	22.2	227.4	15.3	142.4	10.6
(of which no effect on results)	(141.4)	(0.1)	(197.1)	(0.2)	(116.7)	—
Recognition and measurement differences for other provisions	35.1	44.8	71.1	31.3	64.4	29.6
Other transactions	93.7	18.5	62.8	90.5	99.9	128.2
Capitalised tax savings from recoverable loss carryforwards	69.7	—	32.2	—	101.0	—
Netting of deferred tax assets and liabilities	(187.1)	(187.1)	(188.7)	(188.7)	(275.1)	(275.1)
Total	343.7	17.9	336.9	66.9	317.7	14.9

At 31 December 2006 deferred tax liabilities were not carried for temporary differences of €55.9m between net assets and the tax-related carrying amount of investments since these temporary differences were not expected to be reversed in the near future.

Capitalised loss carryforwards and time limits for non-capitalised loss carryforwards

	2006	2005	2004
	€m	€m	€m
Loss carryforwards forfeitable within one year	13.9	6.7	16.3
Loss carryforwards forfeitable within 2 to 5 years	56.2	73.0	96.1
Loss carryforwards forfeitable within more than 5 years (excluding non-forfeitable loss carryforwards)	0.7	0.1	11.7
Non-forfeitable loss carryforwards	325.4	340.0	133.6
Losses on which deferred tax assets not recognised	396.2	419.8	257.7
Losses on which deferred tax assets recognised	241.5	113.8	321.1
Total	637.7	533.6	578.8

The loss carryforwards arose in companies in various countries, each with different income tax rates. For Germany, the loss carryforwards comprised a cumulative amount consisting of loss carryforwards for trade income taxes and corporate taxes. Deferred tax assets of €120.8m (2005: €124.8m, 2004: €67.3m) were not recognised since the benefit of the underlying loss carryforwards was unlikely to be realised within the planning period.

Although there was no time limit for German loss carryforwards, the annual use of such carryforwards was restricted due to the minimum taxation. Foreign loss carryforwards frequently had to be used within a specified country-specific time limit and were subject to restrictions concerning the use of these loss carryforwards for profits on ordinary activities, which were taken into account accordingly in the measurement.

Development of deferred tax assets from realisable loss carryforwards

	2006	2005	2004
	€m	€m	€m
Deferred tax assets at the beginning of the year	32.1	101.0	56.2
Currency adjustments	0.2	0.7	—
Use of loss carryforwards	(3.7)	(8.8)	(4.2)
Write-downs of deferred tax assets from loss carryforwards recognised in previous years	(3.0)	(67.3)	(1.7)
Recognition of deferred tax assets from loss carryforwards	44.1	6.5	50.7
Deferred tax assets at financial year-end	69.7	32.1	101.0

15. Current trade and other receivables

	2006	2005	2004
	€m	€m	€m
Trade accounts receivable from third parties	306.0	287.3	234.2
Trade accounts receivable from affiliates	2.3	2.8	1.9
Trade accounts receivable from TUI AG Group companies	6.5	8.9	9.7
Trade accounts receivable	314.8	299.0	245.8
Advances to affiliates	8.9	5.0	5.0
Loans to affiliates	—	0.2	0.2
Advances to third parties	23.1	2.8	8.2
Loans to third parties	7.1	8.1	9.7
Loans to TUI AG Group companies	2.1	5.6	0.6
Payments on account	180.6	165.1	191.7
Advances and loans	221.8	186.8	215.4
Other receivables from TUI AG Group companies	2.5	7.5	4.3
Other receivables from affiliates	2.2	5.0	3.8
Interest deferral	5.7	5.2	10.0
Receivables from finance leases	2.4	2.5	2.1
Other tax refund claims	41.4	27.1	34.5
Current income tax claims	5.6	7.0	4.5
Other assets	119.2	179.3	131.0
Prepaid expenses	259.5	220.5	154.3
Other receivables and assets	438.5	454.1	344.5
Total	975.1	939.9	805.7

16. Inventories

	2006	2005	2004
	€m	€m	€m
Raw materials and supplies	14.0	12.7	10.4
Work in progress	—	0.6	0.2
Finished goods and merchandise	5.6	5.0	5.3
Total	19.6	18.3	15.9

17. Cash and cash equivalents

	2006	2005	2004
	€m	€m	€m
Bank deposits	1,753.0	1,474.7	1,325.4
Cash in hand and at bank	10.4	6.5	10.5
Total	1,763.4	1,481.2	1,335.9

All key Group companies participated in the central cash-pooling arrangement at TUI AG.

Bank deposits largely comprised balances of Group companies in the cash-pooling arrangement.

Cash and cash equivalents were not subject to any significant restrictions.

18. Assets classified as held for sale

	2006	2005	2004
	€m	€m	€m
	1.3	18.5	—

In 2005 one aircraft was classified as held for sale but reclassified to tangible assets in 2006.

19. Interest-bearing loans and borrowings

	2006	2005	2004
	€m	€m	€m
Current liabilities			
Liabilities to banks	19.9	22.7	21.8
Liabilities from finance leases	25.7	27.6	36.5
Financial liabilities due to affiliates	3.1	—	—
Financial liabilities due to TUI AG Group companies	175.7	205.4	89.1
Other financial liabilities	52.0	45.5	41.5
	276.4	301.2	188.9

Other financial liabilities include the TUI Tourism position from an option on minority interests.

	2006	2005	2004
	€m	€m	€m
Non-current liabilities			
Liabilities to banks	7.5	55.6	63.5
Liabilities from finance leases	256.1	237.8	288.5
Financial liabilities due to TUI AG Group companies	237.1	95.8	99.1
Other financial liabilities	55.6	3.7	2.9
	556.3	392.9	454.0

Liabilities to banks are repayable:

	2006	2005	2004
	€m	€m	€m
Within one year	19.9	22.7	21.8
Between one and five years	5.9	24.6	22.9
After five years	1.6	31.0	40.6
	27.4	78.3	85.3

Liabilities secured by mortgages, assignment as security or similar rights:

	2006	2005	2004
	€m	€m	€m
To banks	2.5	65.2	71.7
To non-banks	3.9	3.9	3.9
Total	6.4	69.1	75.6

Secured liabilities related to non-current liabilities totalling €4.2m (2005: €5.3m, 2004: €4.6m).

Group obligations under finance leases are payable as follows:

	Within one year	Two to five years	More than five years	Total
	€m	€m	€m	€m
2006				
Minimum lease payments	38.4	265.6	31.9	335.9
Interest	(12.8)	(39.3)	(2.0)	(54.1)
Present value	25.6	226.3	29.9	281.8
2005				
Minimum lease payments	40.0	143.4	141.6	325.0
Interest	(12.4)	(42.0)	(5.2)	(59.6)
Present value	27.6	101.4	136.4	265.4
2004				
Minimum lease payments	53.7	143.0	212.2	408.9
Interest	(17.2)	(50.2)	(16.5)	(83.9)
Present value	36.5	92.8	195.7	325.0

The table below sets out the interest rate profile of the Group's borrowings.

	2006 Fixed rate	2006 Floating rate	2005 Fixed rate	2005 Floating rate	2004 Fixed rate	2004 Floating rate
Current liabilities						
Liabilities to banks	—	19.9	4.6	18.1	12.0	9.5
Liabilities from finance leases	25.7	—	27.6	—	36.5	—
Financial liabilities due to affiliates	—	3.1	—	—	—	—
Financial liabilities due to TUI AG Group companies	56.7	119.0	15.9	189.5	10.1	79.0
Other financial liabilities	52.0	—	45.5	—	41.5	—
Non-current liabilities						
Liabilities to banks	—	7.5	1.1	54.5	1.8	61.7
Liabilities from finance leases	256.1	—	237.8	—	288.5	—
Financial liabilities due to TUI AG Group companies	114.9	122.2	85.8	10.0	86.3	12.8
Other financial liabilities	50.8	4.8	—	3.7	—	2.9

Floating rate financial liabilities are determined by reference to the market rate primarily EURIBOR and LIBOR in the relevant markets. The weighted average effective interest rate for fixed rate financial liabilities owed to TUI AG Group companies was 5.0 per cent. p.a. (2005: 4.6 per cent. p.a., 2004: 4.5 per cent. p.a.)

	2006 Book value	2006 Fair value	2005 Book value	2005 Fair value	2004 Book value	2004 Fair value
Non-current liabilities						
Liabilities to banks	7.5	7.5	55.6	55.6	63.5	63.5
Liabilities from finance leases	256.1	256.1	237.8	237.8	288.5	288.5
Financial liabilities due to TUI AG Group companies	237.1	239.6	95.8	99.4	99.1	103.6
Other financial liabilities	55.6	55.6	3.7	3.7	2.9	2.9
	556.3	558.8	392.9	396.5	454.0	458.5

The fair values of the current liabilities are not considered to be materially different from their book value.

20. Current trade and other payables

	2006	2005	2004
	€m	€m	€m
Trade accounts payable to third parties	1,113.0	1,201.7	1,196.4
Trade accounts payable to affiliates	11.8	15.7	11.8
Trade accounts payable to TUI AG Group companies	42.9	52.9	46.9
Trade accounts payable	1,167.7	1,270.3	1,255.1
Other liabilities due to TUI AG Group companies	5.2	18.4	17.9
Other liabilities due to affiliates	0.1	5.5	0.8
Other liabilities relating to other taxes	24.9	25.5	27.8
Other liabilities relating to social security	32.0	36.4	33.7
Other liabilities relating to employees	20.4	18.8	13.9
Other miscellaneous liabilities	119.7	116.1	77.6
Advance payments received	1,193.6	1,056.6	1,100.8
Other liabilities	1,395.9	1,277.3	1,272.5
Deferred income	28.2	29.8	17.9
Accruals	103.2	106.5	97.4
Total	2,695.0	2,683.8	2,642.9

21. Provisions for liabilities and charges

	Aircraft and cruise liner maintenance	Restructuring	Other employee benefits	Onerous contracts	Legal claims	Guarantees of subsidiaries and other investments	Property dilapidations	Other guarantees	Total
	€m	€m	€m	€m	€m	€m	€m	€m	€m
At 1 January 2004	112.0	—	28.6	79.3	20.6	36.1	5.9	3.6	286.1
Changes in combination, transfers and exchange differences	—	(1.6)	—	0.7	(1.0)	0.3	—	0.7	(0.9)
Utilisation	(31.6)	—	(2.8)	(37.4)	(3.6)	(13.7)	(1.5)	(1.6)	(92.2)
Reversal	(5.0)	—	—	(10.7)	(7.4)	(5.5)	—	—	(28.6)
Addition	40.0	39.1	4.4	21.9	6.4	5.1	1.3	1.6	119.8
At 31 December 2004	115.4	37.5	30.2	53.8	15.0	22.3	5.7	4.3	284.2
Changes in combination, transfers and exchange differences	0.4	1.1	—	0.1	—	(0.2)	—	0.3	1.7
Utilisation	(18.7)	(21.4)	(2.9)	(16.1)	(7.1)	(3.7)	(0.5)	(0.9)	(71.3)
Reversal	(11.2)	(7.9)	(7.0)	(5.0)	(2.2)	(5.0)	(1.7)	(0.5)	(40.5)
Addition	46.6	18.5	4.0	22.8	5.6	8.6	1.0	0.4	107.5
At 31 December 2005	132.5	27.8	24.3	55.6	11.3	22.0	4.5	3.6	281.6
Changes in combination, transfers and exchange differences	1.6	1.2	—	6.8	1.2	(7.6)	—	(2.3)	0.9
Utilisation	(37.3)	(8.5)	(1.7)	(13.9)	(4.5)	(2.9)	(0.4)	(0.2)	(69.4)
Reversal	(1.5)	—	—	(8.5)	(2.1)	(9.0)	(0.4)	—	(21.5)
Addition	51.9	75.3	7.3	28.6	13.6	2.7	1.1	0.2	180.7
At 31 December 2006	147.2	95.8	29.9	68.6	19.5	5.2	4.8	1.3	372.3

In respect of aircraft, provision is made for maintenance, overhaul and repair costs of operating leased airframes, engines and rotable spares based on total anticipated costs over the useful economic life of the asset calculated by reference to costs experienced and published manufacturers data. The charge to the income statement is calculated by reference to the number of hours and cycles flown and by reference to the length of the full overhaul cycle. Costs incurred are charged against the provision. Neither the timing nor the value of the expenditure can be precisely determined but they can be averaged over time and over a fleet.

The cost of major overhauls of owned airframes, engines and rotable spares is capitalised and depreciated over the period until the next scheduled major overhaul.

Refer to Note 4 for further information on the provision for restructuring.

Provision for other employee benefits is subject to actuarial valuation in accordance with IAS 19.

Provision for onerous contracts was primarily formed for hotel and flight capacity already contracted but not expected to be fully utilised.

Provision for legal claims and guarantees represents the best estimate of contractual obligations existing on balance sheet dates.

	2006		2005		2004	
	Total	Non-current	Total	Non-current	Total	Non-current
	€m	€m	€m	€m	€m	
Aircraft and cruise liner maintenance	147.2	88.0	132.5	84.7	115.4	74.9
Restructuring	95.8	24.9	27.8	24.5	37.5	9.5
Other employee benefits	29.9	27.7	24.3	22.0	30.2	27.3
Onerous contracts	68.6	24.4	55.6	22.2	53.8	24.7
Legal claims	19.5	2.0	11.3	0.5	15.0	0.6
Guarantees of subsidiaries and other investments	5.2	2.0	22.0	5.4	22.3	8.8
Property dilapidations	4.8	0.1	4.5	0.2	5.7	0.4
Other guarantees	1.3	1.0	3.6	1.0	4.3	0.8
Total	372.3	170.1	281.6	160.5	284.2	147.0

22. Non-current trade and other payables

	2006	2005	2004
	€m	€m	€m
Other liabilities relating to other taxes	1.7	1.5	0.2
Other liabilities relating to employees	0.1	0.2	—
Other miscellaneous liabilities	12.5	12.5	10.9
Advance payments received	0.4	0.4	—
Other liabilities	14.7	14.6	11.1
Deferred income	7.0	7.5	17.9
Accruals	45.9	38.4	35.5
Total	67.6	60.5	64.5

23. Invested capital

	2006	2005	2004
	€m	€m	€m
At the beginning of the financial year	3,812.1	3,661.9	3,607.3
(Loss) / profit for the year	(563.9)	72.0	115.0
Currency translation differences	16.8	45.4	(18.0)
Income taxes recognised directly in reserves	(30.6)	9.0	12.3
Dividends and other distributions to TUI AG	(46.9)	(24.2)	(4.5)
Minority interest dividends paid	(6.7)	(3.4)	(1.1)
Change in revaluation reserve for financial instruments before incomes taxes	(222.0)	208.2	(18.4)
Change in reserve according to IAS 19 before income taxes	191.7	(260.2)	(13.7)
Capital increases / reductions	65.3	103.4	(17.0)
At the end of the financial year	3,215.8	3,812.1	3,661.9

24. Financial instruments

Financial instruments represent contractual rights or obligations that will lead to an outflow or inflow of financial assets or the issue of equity rights. They also comprise derivative claims or obligations derived from other financial instruments. The fair value (market value) of a financial instrument is the amount for which an asset could be exchanged, sold or purchased, or a liability settled, between knowledgeable and willing parties in an arm's length transaction. Financial instruments were exposed to certain financial risk factors which the Group eliminated or limited by means of appropriate risk strategies and hedging methods.

Hedging strategy and risk management

In accordance with TUI AG's corporate financial goals, financial risks are to be limited. In order to implement this goal, TUI AG operated central risk management activities in the framework of which TUI AG acted as the bank. As a matter of principle, TUI AG was responsible for all financial transactions for the TUI AG companies and TUI AG-wide financial risk management, based on guidelines and rules fixing binding decision bases, competencies and responsibilities for all financial transactions.

Derivative financial instruments were only used in the framework of internally fixed limits and other regulations. The instruments used had to be controllable with TUI AG's own resources (human resources, organisational resources, systems). The hedges used were exclusively non-listed derivatives, primarily fixed-price transactions (e.g. futures and swaps) as well as options. The transactions were concluded at arm's length with TUI AG solely. As a matter of principle, all hedging transactions of TUI AG were based on appropriately recognised or future underlying items.

TUI AG has a strict organisational separation between the functional areas of trading, settlement and control. Compliance with the set limits and guidelines was regularly monitored. Recognised standard software was used for the assessment, monitoring and reporting of the hedges entered into and the underlying items. The processes, the methods applied and the organisation of risk management were reviewed for compliance with the relevant regulations at least annually by the internal audit department and TUI AG external auditors. In this context, TUI AG also performed a benchmarking against general industry standards.

The hedging transactions by the entities were based on the risk profile and hedge schedule of the respective company. The entities submitted monthly reports on their current and planned foreign currency and fuel requirements (or surpluses) to TUI AG. Based on the risk profile, the hedge schedule and the monthly reports submitted by the entities, each entity defined its specific hedging strategy, on the basis of which TUI AG established its hedge portfolio.

TUI AG concluded appropriate hedge transactions with external counterparties, using potential netting effects (netting of income and expenses in the same currency and with equivalent terms).

Hedges of currency transactions covered between 95 per cent. and 100 per cent. of the planned foreign currency requirements in the respective tourism season after the calculated brochure prices had been fixed. The hedged volumes were adjusted to changes in planning requirements based on the monthly reports by the subsidiaries.

Hedges of price risks related to aircraft fuel were based on the hedging model used by the tourism companies. When calculations for the respective season were made, at least 95 per cent. of the exposures were hedged, taking account of possibilities of levying fuel price surcharges.

Risk factors

The value of a financial instrument may change due to changes in exchange rates (currency risk), level of interest rates (interest rate risk) and changes in market and stock exchange prices (market risk).

The operative business of the companies generated payments denominated in foreign currencies, which were not always matched by congruent payments with equivalent terms in the same currency. To this extent the entities were exposed to currency risks. Within TUI AG, risks from exchange rate fluctuations of more than 20 currencies were hedged, with the largest hedging volumes relating to US dollars, euros and British pounds sterling.

The largest hedging volume in the operative business related to US dollars. In the tourism business, payments in US dollars primarily related to the procurement of services in non-European destinations and purchases of aircraft fuel and aircraft. Due to the structure of the respective business, the tourism division has a substantial short position in US dollars.

The Eurozone limited the currency risk from transactions in the key tourist destinations to entities whose functional currency was not the euro. The tourism division and primarily the Northern

Europe sector was mainly affected by changes in the value of the British pound sterling and the Swedish krona.

Market risk arises from the fact that the value of a financial instrument may change due to fluctuating market prices. In accordance with the rules of IAS 39, marketable securities were recognised at their fair values. Marketable available-for-sale securities mainly comprised listed shares and funds which were subject to normal price fluctuations on the capital markets. The market price risk of these investments was not hedged. As a matter of principle, changes in the market value of available-for-sale securities were taken directly to the revaluation reserve for financial instruments. Where any substantial impairments of available-for-sale securities occurred, the cumulative net loss previously shown in equity was recognised as an impairment in the result for the period.

The credit risk in non-derivative financial instruments results from the risk of non-performance of contractual payment obligations by counterparties.

Maximum credit risk exposure was mainly reported as the total of the fair values of the non-derivative financial assets, taking account of legally enforceable possibilities of netting financial assets and liabilities but not considering existing collateral. Since TUI AG operated in many different business areas and regions in a diversified manner, significant credit risk concentrations from receivables from and loans to specific debtors or groups of debtors were not to be expected; a significant concentration of credit risks related to specific countries was not to be expected either. TUI AG covered the identifiable credit risk of individual receivables and the general credit risk by means of corresponding specific bad debt allowances. In addition, bad debt allowances based on empirical values were made on a portfolio basis.

For derivative financial instruments entered into, the maximum credit risk was the total of all positive market values of these instruments, since in the event of non-performance by the counterparties asset losses would be incurred only up to this amount. Since derivative financial instruments were concluded with a variety of top-rated debtors, no credit risk exposure was to be expected.

TUI AG's liquidity requirements were determined by means of its liquidity planning and covered by committed credit lines so that TUI AG's liquidity was guaranteed at any time.

The cash flow risk results from uncertainty about the levels and timing of cash inflows or outflows from future transactions. TUI AG's floating-rate financial liabilities in particular entailed the risk of fluctuations in future cash flows due to changes in interest rates level. In order to minimise this risk, interest rate hedges were concluded where necessary to limit the potential cost of borrowing funds. The effective portion of the changes in the market values of these financial instruments, classified as cash flow hedges in accordance with the rules of IAS 39, was taken directly to equity.

The cash flow risks resulting from future cash flows in foreign currencies were hedged through derivative financial instruments. To this end, the foreign currency requirements of the tourism division attributable to expected bookings for future tourism seasons were hedged by means of corresponding forward exchange or option contracts.

Price hedging instruments were used in order to hedge exposure to external price risks for commodities. These hedges were used by TUI AG's airlines and container shipping companies to hedge aircraft fuel required in the future. The price hedges were based on corresponding plans and generally qualified as cash flow hedges according to IAS 39. The effective portion of cumulative changes in market values was taken directly to equity until the hedged transaction occurred.

Upon settlement of the hedged item, the cumulative results were taken to the income or expense item covering the associated hedged transaction with an effect on results.

	2006	2005	2004
	€m	€m	€m
Derivative financial assets			
within 1 year	23.1	77.3	16.8
within more than 1 year	2.5	12.4	2.2
	25.6	89.7	19.0
Derivative financial liabilities			
within 1 year	99.5	0.3	103.4
within more than 1 year	18.5	—	14.3
	118.0	0.3	117.7

	2006		2005		2004	
	Total	More than 1 year	Total	More than 1 year	Total	More than 1 year
	€m	€m	€m	€m	€m	€m
Notional amount						
Interest rate hedges						
Caps and floors	—	—	15.2	—	15.2	15.2
Currency hedges						
Forward buying	4,195.9	805.1	3,116.1	124.2	2,785.6	219.3
Options	88.3	7.8	141.8	—	179.9	44.0
Collars	132.8	15.5	244.8	86.4	234.0	175.3
	4,417.0	828.4	3,517.9	210.6	3,214.7	453.8
Commodity hedges						
Swaps	707.6	148.2	600.1	88.5	240.8	12.9
Options	—	—	76.9	69.9	14.5	—
Collars	242.4	9.2	44.2	—	112.9	15.2
Structured transactions	—	—	187.2	23.9	—	—
	950.0	157.4	908.4	182.3	368.2	28.1

The nominal amounts corresponded to the total of all purchase or sale amounts or the respective contract values of the transactions. Cross currency interest rate swaps not unambiguously to be allocated to currency or interest rate hedges were shown under currency hedges.

As a matter of principle, the fair values of derivative financial instruments corresponded to the market values. The fair value of over-the-counter financial derivatives was determined by means of appropriate discounting methods, e.g. by discounting the expected future cash flows. The calculation of the fair values of options was based on the Black-Scholes models. The fair values determined on the basis of the Group's own systems were regularly compared with fair value confirmations of external counterparties.

Financial instruments which were used in order to hedge a risk position according to operational criteria but did not meet the strict criteria of IAS 39 to qualify as hedges were shown as other derivative financial instruments. They included in particular structured hedges to hedge exposure to market risks in order to hedge the additional fuel volumes required in future by the airlines.

25. Operating lease commitments

Obligations under operating lease contracts are as follows:

Remaining terms	2006 up to 1 year	2006 2-5 years	2006 more than 5 years	2006 Total
	€m	€m	€m	€m
Hotel complexes	18.2	37.7	5.9	61.8
Travel agencies	71.7	201.4	145.5	418.6
Administrative buildings	33.1	113.6	90.0	236.7
Aircraft	246.3	567.4	68.7	882.4
Cruise liners	76.9	194.0	15.7	286.6
Other	8.6	14.5	5.7	28.8
Total	454.8	1,128.6	331.5	1,914.9
Fair value	435.2	989.0	229.0	1,653.2

Remaining terms	2005 up to 1 year	2005 2-5 years	2005 more than 5 years	2005 Total
	€m	€m	€m	€m
Hotel complexes	20.1	25.8	2.4	48.3
Travel agencies	58.5	165.5	161.5	385.5
Administrative buildings	36.3	114.5	120.7	271.5
Aircraft	216.2	363.4	39.3	618.9
Cruise liners	78.1	235.6	31.3	345.0
Other	31.9	37.6	7.5	77.0
Total	441.1	942.4	362.7	1,746.2
Fair value	423.2	831.7	253.2	1,508.1

Remaining terms	2004 up to 1 year	2004 2-5 years	2004 more than 5 years	2004 Total
	€m	€m	€m	€m
Hotel complexes	13.8	18.1	1.6	33.5
Travel agencies	59.1	168.3	182.6	410.0
Administrative buildings	41.1	153.5	132.1	326.7
Aircraft	202.5	393.5	39.0	635.0
Cruise liners	62.4	206.6	67.0	336.0
Other	19.2	21.9	97.7	138.8
Total	398.1	961.9	520.0	1,880.0
Fair value	380.1	836.9	358.7	1,575.7

The fair value of financial commitments from lease, rental and charter contracts was determined by means of discounting future expenses on the basis of an interest rate of 4.5 per cent. p.a. for the financial year 2006, which was in conformity with the market rate. The fair values of financial commitments in 2005 and 2004 were determined on the basis of interest rates of 4.25 per cent. p.a. and 4.75 per cent. p.a. respectively.

26. Capital and other commitments

Remaining terms	2006 up to 1 year	2006 more than 1-5 years	2006 more than 5-10 years	2006 Total
	€m	€m	€m	€m
Order commitments in respect of capital expenditure	248.5	2,071.9	171.8	2,492.2
Order commitments in respect of tourism services				
Accommodation services	421.0	664.1	799.7	1,884.8
Flight services	454.3	379.0	90.8	924.1
Other services	13.2	—	—	13.2
Other financial commitments	55.3	35.1	6.9	97.3
Total	1,192.3	3,150.1	1,069.2	5,411.6
Fair value	1,141.0	2,760.4	751.8	4,653.2

Remaining terms	2005 up to 1 year	2005 more than 1-5 years	2005 more than 5-10 years	2005 Total
	€m	€m	€m	€m
Order commitments in respect of capital expenditure	228.6	609.1	—	837.7
Order commitments in respect of tourism services				
Accommodation services	471.3	836.6	628.6	1,936.5
Flight services	509.8	525.9	321.9	1,357.6
Other services	10.7	—	—	10.7
Other financial commitments	18.4	24.4	3.3	46.1
Total	1,238.8	1,996.0	953.8	4,188.6
Fair value	1,188.3	1,761.7	683.7	3,633.7

Remaining terms	2004 up to 1 year	2004 more than 1-5 years	2004 more than 5-10 years	2004 Total
	€m	€m	€m	€m
Order commitments in respect of capital expenditure	59.9	212.7	—	272.6
Order commitments in respect of tourism services				
Accommodation services	500.8	606.3	671.9	1,779.0
Flight services	560.3	5.5	—	565.8
Other services	7.9	—	—	7.9
Other financial commitments	28.7	30.0	3.1	61.8
Total	1,157.6	854.5	675.0	2,687.1
Fair value	1,105.1	743.4	465.7	2,314.2

The fair value of other financial commitments was determined by means of discounting future expenses on the basis of a comparable market interest rate of 4.5 per cent. p.a. for the financial year 2006. The fair values of financial commitments in 2005 and 2004 were determined on the basis of interest rates of 4.25 per cent. p.a. and 4.75 per cent. p.a. respectively.

Order commitments in respect of tourism services related to contractual commitments to purchase accomodation and transport services from non-Group suppliers and associated companies as well as joint ventures.

TUI Travel (Ireland)

Approval for the proposed merger of TUI Tourism with First Choice by the European Commission has been granted on the basis of certain commitments made by TUI AG in relation to TUI Travel (Ireland) and its trading subsidiary Budget Travel Limited. TUI AG has committed to find a purchaser and enter into a binding sale and purchase agreement for the sale of Budget Travel Limited as a going concern. The business of Budget Travel Limited forms part of the combined financial information herein as it is one of the entities that is the subject of the proposed merger.

Budget Travel Limited generated external turnover of €164 million in 2006 (2005: €172 million, 2004: €171 million) and an operating loss of €2 million (2005: operating profit €1.6 million, 2004: €0.3 million) and had net assets of €70 million (2005: €71 million, 2004: €79 million).

27. Contingent liabilities

	2006	2005	2004
	€m	€m	€m
Other liabilities under guarantees, bill and cheque guarantees	1.9	1.8	1.6
Other liabilities under warranties	3.4	0.3	0.3
Contingent liabilities related to the provision of collateral for third-party liabilities	0.1	—	2.5
Total	5.4	2.1	4.4

Contingent liabilities were carried at the level of estimated completion amount as at the balance sheet date.

Liabilities under warranties were all contractual liabilities to third parties not to be classified as guarantees and going beyond the typical scope of the business and the industry.

Group companies were jointly and severally liable for participations in civil-law partnerships for which profit and loss transfer agreements with subsidiaries existed, for participations in joint ventures and participations in partnerships as general partner.

28. Litigation

None of the Group companies were involved in pending or foreseeable court or arbitration proceedings which might have a significant impact on its economic position or had such an impact in the past two years, nor were any such proceedings foreseeable.

The respective Group companies made provisions net of expected insurance benefits to cover any potential financial charges from other court or arbitration proceedings. Overall, the future financial position is therefore not expected to be substantially affected by such charges.

29. Related party transactions

Parties are considered to be related to the Group if the Group has the ability directly or indirectly, to control the party or exercise significant influence over the party making financial and operating decisions, or vice versa, or where the Group and the party are subject to common control or common significant influence. Related parties may be individuals or other entities.

Transactions with associated companies and joint ventures related primarily to the tourism services of the incoming agencies and hotel companies used by the Group's tour operators.

All transactions with related parties were executed on an arm's length basis, based on international comparable uncontrolled price methods in accordance with IAS 24.

Liabilities to related parties did not comprise any liabilities from finance leases. Receivables and liabilities existing as at the balance sheet date were comprised in receivables from and liabilities to TUI AG Group companies and associated companies.

	2006	2005	2004
	€m	€m	€m
Services provided by the Group			
Management and consultancy services	—	0.1	0.3
Sales of tourism services	5.4	4.0	4.1
Distribution services	12.7	13.9	12.4
Other services	110.9	142.0	168.2
Total	129.0	160.0	185.0
Services received by the Group			
Purchase of hotel services	505.5	533.0	484.2
Incoming services	160.7	92.4	78.9
Distribution services	4.2	4.2	0.7
Other services	62.7	(27.3)	54.2
Total	733.1	602.3	618.0

	2006	2005	2004
	€m	€m	€m
Services provided by the Group to			
TUI AG Group companies	123.6	156.0	181.2
Joint Ventures	5.4	4.0	3.8
Total	129.0	160.0	185.0
Services received by the Group			
TUI AG Group companies	469.3	398.3	451.7
Joint Ventures	150.7	150.4	112.5
Associated companies	55.2	47.6	53.8
Other shareholdings	57.9	5.9	—
Total	733.1	602.2	618.0

In preparing the Combined Financial Information, as discussed in note 1, an allocation of shared corporate head office costs has been made, and these amounts are included above. These amounts include the cost of providing hedging facilities to TUI Tourism during the period.

TUI AG has counter-secured TUI Northern Europe's bank and surety facilities providing bonds to the Civil Aviation Authority ("CAA") and other relevant authorities in respect of certain TUI Tourism companies. In the event of default, the TUI AG Group could be held liable to the extent of these companies' net trading liabilities at the time of default.

At 31 December 2006, there were facility agreements amounting to £330.0 million with contingent liabilities under counter indemnities given to TUI Tourism companies' bankers and other third parties in the normal course of business in respect of CAA and other similar bonds.

30. Principal entities with TUI Tourism business

	Nominal share capital in '000	Shareholding in %
Berge & Meer Touristik GmbH, Rengsdorf	€260	100.0
Corsair S.A., Rungis	€30,109	100.0
Groupe Nouvelles Frontières S.A.S., Montreuil	€3,274	100.0
Hapag-Lloyd Express GmbH, Hanover	€1,000	100.0
Hapag-Lloyd Fluggesellschaft mbH, Langenhagen	€45,000	100.0
JetAir N.V., Oostende	€750	100.0
Touraventure S.A., Montreuil	€10,470	100.0
TUI Deutschland GmbH, Hanover	€20,000	100.0
TUI Nederland N.V., Rijswijk	€10,000	100.0
TUI Northern Europe Ltd., Luton	€250,459	100.0

Part VI

Operating and financial review relating to TUI Tourism

1 Introduction

The operating and financial review contained in this Part VI should be read in conjunction with (i) TUI Tourism's historical financial information for each of the three years ended 31 December 2004, 2005 and 2006 and (ii) the notes explaining the financial information for the three years ended 31 December 2004, 2005 and 2006 each set out in Part V ("Financial Information on TUI Tourism") of this document.

Investors should read the whole of this document and should not rely solely on the summary operating and financial information set out in this Part VI.

Certain information on governmental, economic, fiscal and political factors which could affect TUI Tourism's operations is set out elsewhere in this document. In particular, information on regulatory, economic and fiscal risks and issues is set out in Part I ("Risk Factors") of this document.

In this Part VI, all comparisons are, unless otherwise stated, to the previous financial year.

2 Operating and Financial review

2.1 Overview

TUI Tourism is a leading integrated travel provider and its value chain comprises distribution, tour operators, airlines and incoming agencies. Sales are made through travel agencies and direct sales channels such as the Internet and call centres, offering both package tours and modular travel products. Aircraft seats are offered both as elements of a package tour and also in the form of the seat-only business. Incoming agencies organise hotel transfers, day trips and other services in the holiday destinations.

2.2 Capital Resources

2.2.1 Cash flow analysis

An explanation of TUI Tourism's cash flows for the three financial years ended 31 December 2006 is set out in paragraphs 2.4.2, 2.5.2 and 2.6.2 of this Part VI. A table showing the amounts of cash flows for such financial years is set out on page 63 of this document.

2.2.2 Capitalisation and indebtedness

The following tables show the indebtedness of TUI Tourism as at 30 April 2007:

Capitalisation and indebtedness[(1)(2)(3)]	€m
Guaranteed	—
Secured	(24.5)
Unguaranteed/unsecured	(277.0)
Total current debt	**(301.5)**
Guaranteed	—
Secured	(252.6)
Unguaranteed/unsecured	(260.6)
Total non-current debt (excluding current portion of the long term debt)	**(513.2)**
Total debt	**(814.7)**

(1) TUI Tourism has not in the past formed a separate legal group and therefore it is not meaningful to show share capital or an analysis of reserves for TUI Tourism.

(2) This statement of indebtedness has been prepared under IFRS using policies which are consistent with those used in preparing TUI Tourism's historical financial information for the year ended 31 December 2006.

(3) The information is unaudited.

The following table sets out the net combined financial funds of TUI Tourism as at 30 April 2007[(1)(2)(3)(4)]:

Net financial funds	€m
Cash	476.0
Cash pool deposits	1,470.3
Trading securities	4.5
Total liquidity	**1,950.8**
Current bank debt	(87.8)
Current portion of non-current debt	(10.0)
Other current financial debt	(203.7)
Current financial debt	**(301.5)**
Net current financial funds	**1,649.3**
Non-current bank loans	(8.1)
Bonds issued	—
Other non-current financial debt	(505.1)
Non-current financial indebtedness	**(513.2)**
Net financial funds	**1,136.1**

(1) TUI Tourism has indirect or contingent indebtedness of €3 million as at 30 April 2007.

(2) TUI Tourism has signed syndicated and bilateral bonding facilities which are guaranteed by TUI AG. Drawings under such facilities as at 30 April 2007 amount to £283 million. These bonding facilities are described in more detail in paragraphs 12.2.1 and 12.2.2 of Part XI of this document.

(3) TUI Tourism has no derivatives not reflected in the analysis above that are hedging the fair value of borrowings.

(4) The information is unaudited.

2.2.3 *Capital and other commitments*

Details of TUI Tourism's capital and other commitments for the three financial years ended 31 December 2006 are set out on page 106 of this document.

2.2.4 *Funding arrangements*

TUI Tourism finances itself through a number of sources, namely leasing, unsecured debt, regulatory bonding, letters of credit, and inter-company loans, mainly granted by TUI AG. Furthermore, TUI Tourism invests surplus cash balances with TUI AG as part of cash management arrangements. The undrawn amount available to TUI Tourism under its regulatory bonding facilities is £17,064,785. Details of TUI Tourism's regulatory bonding facilities, including details of the covenants to which such facilities are subject, are set out in paragraphs 12.2.1 and 12.2.2 of Part XI of this document.

TUI Tourism seeks to ensure that sufficient liquidity is available at all times to fund its operations. Typically, TUI Tourism's liquidity peaks in July, August and September, with the liquidity low point being in December and January. To manage such variations in its liquidity position, TUI Tourism draws funds from its cash management investments, respectively under intercompany credit lines with TUI AG. TUI Tourism has had sufficient funding to cover its liquidity requirements for the three financial years ended 31 December 2006.

Further information on TUI Tourism's liquidity over the three financial periods ended 31 December 2006 is set out in paragraphs 2.4.2, 2.5.2 and 2.6.2 of this Part VI.

2.2.5 *Treasury policies*

TUI Tourism's treasury policy and strategy forms part of the risk management guidelines that are determined by TUI AG's executive board. The TUI AG executive board has established a framework

to ensure that TUI Tourism has adequate policies, procedures and controls to successfully manage the financial risks that is faces.

The main financial risks faced by TUI Tourism are in relation to foreign currency, interest rates, fuel prices and liquidity. The early identification and reporting of these risk positions is the responsibility of the relevant TUI Tourism entities. After having reported these risk positions to TUI AG, TUI AG ensures that entities have sufficient liquidity. Also, all hedges entered into by TUI Tourism must be supported by underlying recognised or future business transactions. TUI Tourism is required to carry out hedging transactions with TUI AG, which in turn hedges the risk with banks on a group-wide basis. Recognised standard software is used for the monitoring, evaluating and reporting of hedges.

2.3 Strategy

TUI Tourism's strategy has been to adapt to the changes in consumer behaviour in the tourism market by extending its product offering from traditional package holidays to a more Internet based component offering, including charter and schedule seats, accommodation only, dynamic packaging and other travel related products to ensure that its brands remain relevant in the current leisure travel market place.

2.4 Financial Year ended December 2006

2.4.1 *Operating review*

TUI Tourism's underlying operating profit increased by €61.9 million to €270.8 million in 2006. The 2006 year started slowly in several source markets with a decline in bookings due to good weather in such source markets and the football World Cup. The summer season ended with satisfactory performance compared with 2005. In addition, the first two months of the 2006/2007 winter season were promising, with the exception of source markets in the UK and France.

In 2006, TUI Tourism's revenue was €13.7 billion, exceeding 2005 revenue by approximately €127 million. The Central Europe source market grew slightly by 0.9 per cent. due to an increase in tour operator customers. This growth was largely attributable to Hapag-Lloyd Express, operating in the low-cost flight segment. The Northern Europe source market recorded a slight decline in revenue of 0.3 per cent. with an increase in customer figures. In the Western Europe source market, revenue increased slightly by 2.3 per cent. with flat customer numbers. Destinations recorded revenue growth in the period under review, while Other Tourism reported a decline in revenue.

In the Central Europe source market (Germany, Austria, Switzerland as well as airlines Hapag-Lloyd Flug and Hapag-Lloyd Express), the number of customers rose by 2.5 per cent. in 2006, mainly in Germany (2.9 per cent.) and Switzerland (1.9 per cent.). Austria experienced a decline in bookings of 2.0 per cent., however revenue grew slightly in Austria by 0.9 per cent. While revenue matched 2005 levels in the German market, the Swiss market reported a slight increase.

Operating profit in the Central Europe source market rose by 33 per cent. to €87.4 million. After adjusting for one-off restructuring expenses of €25.6 million (incurred in relation to an efficiency enhancement programme in the German market), underlying operating profit rose significantly by 71 per cent. This increase was achieved through improvements in airline operating profit relating to income from sale and lease back arrangements for four aircraft (€24 million; 2005: €18 million). Operating profit in Austria was impacted by the lower bookings for Turkey and Egypt, while Switzerland reported an increase in operating profit.

In the Northern Europe source market (UK, Ireland, Nordic countries as well as airlines Thomsonfly and TUIfly Nordic), customer numbers grew by 2.1 per cent. in a difficult market environment in 2006. This trend was not reflected by revenue, which dropped slightly by 0.3 per cent. year-on-year. While the UK and Ireland reported declines in revenue, the Nordic countries continued to expand their business volumes.

Operating profit in the Northern Europe source market decreased by €483.3 million resulting in a loss of €398.7 million in 2006. Operating profit was affected by restructuring expenses of €49.5 million. Furthermore there was a one-off effect from a change of IT services at Thomsonfly (€4.8 million) in addition to a goodwill impairment of €479.7 million. Adjusted for one-off expenses, underlying operating profit totalled €135.3 million for 2006, an increase in underlying operating profit of 31.5 per cent. year-on-year. Due to the difficult market conditions, the markets in the UK and Ireland could not match profit expectations despite restructuring measures taken in 2005. The Nordic countries built on the performance in 2005 and again increased their operating profit.

In the Western Europe source market (France, the Netherlands, Belgium and airlines Corsair, TUI Airlines Nederland and TUI Airlines Belgium), the number of customers declined by 0.9 per cent. in 2006 year-on-year. Revenue grew by 2.2 per cent. in 2006. In France, revenue declined in difficult market conditions, dropping below 2005 levels. In the Netherlands, revenue matched the previous year's level. Adjusted for small disposals, revenues in the remaining Netherlands business grew year-on-year, largely due to improvements in the product range and an expansion of flight operations. In Belgium, revenue rose due to an increase in customer numbers.

The Western Europe source market incurred an operating loss of €277 million. Operating profit was affected by restructuring expenses (€23 million). Other one-off expenses, including the renewal of the Boeing 747 fleet at Corsair (€12 million), expenses from a planned headcount reduction, changes of IT booking systems at Nouvelles Frontières (€5.9 million) and impairments on goodwill also affected operating profit. In 2005, costs were incurred in connection with the renewal of Corsair's fleet of Boeing 747s (€7.4 million). Adjusted for these one-off effects, underlying operating profit in 2006 was €28.1 million down on 2005 to a loss of €26.2 million. The decline in operating profit in 2006 largely resulted from difficult market conditions in France and surplus capacity in flight operations. In addition, increases in the price of aircraft fuel could not be passed on in full to customers. Nouvelles Frontières and Corsair saw their businesses affected by reduced demand. Operating profit in the Netherlands grew year-on-year in 2006. Operating profit in Belgium, which included income from sale and lease back agreements for two aircraft (€5 million), also rose year-on-year in 2006.

Destinations (incoming agencies) generated a 12.3 per cent. increase in revenue year-on-year in 2006. Operating profit increased by 25 per cent. to €49.8 million in 2006. Incoming agencies catered for a total of 10.55 million guests in 36 countries. Their tourism services mainly comprised transfers and excursions as group and incentive programmes. Business trends varied between holiday regions and seasons but in most cases were reduced year-on-year. In particular, all agencies in eastern Mediterranean countries reported year-on-year declines in customer numbers. The portfolio of incoming agencies was further expanded by means of acquisitions in Thailand and Israel as well as the foundation of a new agency in Oman.

2.4.2 *Financial performance*

Revenue

TUI Tourism's revenue for the year ended 31 December 2006 was €13,714.1 million (2005: €13,587.0 million), an increase of one per cent.

In the Central Europe source market, revenue was almost stable with a growth of one per cent. to €5,812.0 million (2005: €5,758.5 million). Overall demand rose slightly, but continued to focus on products with attractive price/performance ratios. German customers increasingly demanded modular products and seat and accommodation-only offerings. Overall, 9.56 million customers (2005: 9.29 million) booked TUI Tourism's travel products, an increase of 2.9 per cent. year-on-year. Against the background of strong price-consciousness in the market, a reduced capacity policy was initiated in the summer season, to cater for a 2.7 per cent. decline in customers (2006: 5.24 million; 2005: 5.39 million). Due to an optimisation of capacity and the renewed increase in the number of early bookers, prices increased in the markets year-on-year.

In the German charter flight market, Hapag-Lloyd Flug (Hapagfly) benefited from the selective channelling of tour operator customers to TUI Tourism-owned flight capacity. At the same time, TUI Tourism changed its fleet structure, reducing its passenger capacity. These capacity management and customer channelling measures ensured high seat load factors whereby higher average prices could be achieved. The proportion of tour operator customers among passengers was kept almost constant at more than 84 per cent. Hapagfly operated a total of 33 aircraft in the

summer season: 32 Boeing 737-800s and one Airbus A 310-300, flying from 18 departure airports to 42 destination airports.

The German market for low-cost airlines again showed very dynamic growth in 2006. This resulted in significant capacity expansions. Hapag-Lloyd Express (HLX) also benefited from this environment and expanded its market position. In the 2006 summer season, HLX operated 18 aircraft: five Boeing 737-500s, eight Boeing 737-700s, three Boeing 737-800s and two Fokker 100s. HLX served eight departure airports and 14 destination airports in 2006.

The UK, as the largest market within the Northern Europe source market, was affected by reduced bookings, which led to an overall decrease in revenue of 0.3 per cent. to €4,794.4 million (2005: €4,809.2 million). In the UK, the travel market showed an unfavourable trend in the course of the year. The unusually good UK weather and the football World Cup caused a reduction in bookings. This also affected TUI Tourism's UK tour operators, although the number of customers rose by 2.6 per cent. year-on-year. The expansion of the Thomson website, offering package tours but also modular and seat-only products and hotel accommodation since the second quarter of 2006, had positive effects on TUI Tourism's results. Specialist tour operators were particularly successful in marketing skiing tours and the mobile homes offered by Thomson Al Fresco.

The Western Europe source market increased revenue despite a decrease in the number of guests (0.9 per cent.). Revenue increased by 2.2 per cent. to €2,815.2 million (2005: €2,754.3 million). This increase was mainly driven by the Belgium market which experienced a 6.6 per cent. increase in guests. French performance affected this development with a 6.3 per cent. decrease in guests. Throughout the year, the French travel market suffered from a persistent weakness in demand. The substantial declines in bookings for the important long-haul destination, Reunion, were only partly offset by bookings of the alternative destinations, Guadeloupe and Morocco. A total of 1.58 million customers booked their tours with tour operators of the Nouvelles Frontières Group, down 6.3 per cent. on 2005.

The Dutch travel market showed general stagnation in 2006, whereas direct distribution and Internet-based sales grew steadily. In terms of destinations, bookings of long and medium-haul destinations declined slightly, while short-haul destinations and city trips were very well booked.

Destinations showed revenue growth, although the number of customers in the classic Mediterranean regions declined. The revenue increase of 12.3 per cent. was mainly due to new agencies, especially in Asia.

Other income

TUI Tourism's operating results in 2006 included other income derived from disposals of property, plant and equipment and financial investments. Profits of €26.7 million were generated from the sale and lease back of aircraft (seven B737-800 and one B737-400) and the sale of two A310-200 which led to gains. The Western European source market benefited from the sale of two office buildings which led to an income of €12.0 million.

Underlying operating profit

Underlying operating profit for TUI Tourism rose by 29.6 per cent. to €270.8 million (2005: €208.9 million).

The Central Europe source market showed a significant increase in underlying operating profit (€113.6 million) of approximately €47 million, generated by solid tour operator performance and improvements in online operations. Profits were also boosted by income from the sale and lease back transactions as well from the sale of aircraft (in total €26.7 million; 2005 €18.0 million).

An increase in underlying operating profit by 31.5 per cent. year-on-year to €135.3 million was achieved in the Northern Europe source market, which was caused by improved cost structures by means of commission cuts in third-party distribution as well as by process optimisation resulting from the efficiency enhancement programme started in 2005. Nordic countries stayed on their growth path and increased the profit contribution.

Underlying operating profit in the Western Europe source market dropped from €1.9 million to a loss of €26.2 million, largely as a result of a slowing French market. This development resulted from surplus capacity in flight operations, fuel price increases which could not be reflected in sales prices, reduced demand for package travel and an epidemic disease in the Reunion destination.

The destinations sector increased its underlying profits by 24 per cent. to €52.4 million.

Separately disclosed items

Impairments to goodwill were made in 2006 of an aggregate amount of €690.0 million, caused by difficult market conditions in the UK (€390.2 million), Ireland (€89.5 million) and France (aviation €140.2 million and tour operator €70.1 million).

As mentioned above, TUI Tourism implemented a restructuring programme in order to enhance the efficiency of its tourism operations. In 2006, an amount of €100.6 million was expensed, of which €70.6 million was attributable to personnel measures and €30.0 million to abandonment of office space. These costs were apportioned between TUI Tourism's business source markets in the following manner:

Central Europe/Germany	€25.6 million
Northern Europe/UK	€47.7 million
Northern Europe/Nordic	€1.8 million
Western Europe/France	€17.7 million
Western Europe/Netherland	€5.1 million
Other tourism/Germany	€2.7 million

Liquidity and net indebtedness

The net cash inflow in 2006 from operating activities was €343.7 million compared to €214.7 million in 2005. The improvement in cash flows from operating activities was driven by a reduced outflow from changes in working capital in 2006 of €13.7 million compared to €120.1 million in 2005. This was mainly caused by the implementation of a restructuring and cost-cutting programme. These restructuring measures resulted in total expenses of €100.6 million in 2006. At the end of the financial year, total provisions amounted to €95.8 million.

The net cash outflow in 2006 from investing activities was €158.1 million compared to €214.2 million in 2005. This reduction primarily resulted from the decrease in net expenditure on property, plant and equipment to €334.1 million in 2006 from €387.3 million in 2005. Investments were made mainly in aircraft (€180.1 million) and other property, plant and equipment (€70.8 million). Proceeds from the sale of property, plant and equipment reduced to €179.1 million in 2006 from €207.4 million in 2005. The main drivers for this cash inflow were the sale and lease back transactions in respect of TUI Tourism's aircraft.

The net cash inflow from financing activities decreased from €137.7 million in 2005 to €89.3 million in 2006 due to increased inflow from new loans of €198.5 million (2005: €141.9 million).

The net cash position (cash and cash equivalents less interest-bearing loans and borrowings) at the end of 2006 amounted to €930.7 million compared to €787.1 million at the end of 2005. This consisted of €1,763.4 million of cash and cash equivalents and €832.7 million of interest-bearing loans and borrowings in 2006.

Aircraft fleet

The carrying value of TUI Tourism's aircraft fleet (excluding spare engines and parts) presented in the historical financial information as at 31 December 2006 was €1,196.7 million. The carrying value represents the lower of the depreciated cost or recoverable amount of the fleet assets. The recoverable amount of the fleet assets is the higher of the fair value less costs to sell and the value in use. The value in use of the fleet assets is higher than the fair value less costs to sell.

Two independent valuers have carried out a valuation exercise on the TUI Tourism aircraft fleet to establish the maintenance adjusted market value ("MAMV") at 15 June 2007. The two valuations

established that the MAMV of the fleet assets, translated to euros from US Dollars at a rate of $1.3317:€1.00, compared to current carrying values, give differences as follows:

- total gross overvalues (i.e. MAMV lower than carrying values) ranging from €111.4 million to €142.8 million; and
- total gross undervalues (i.e. MAMV higher than carrying values) ranging from €84.8 million to €100.1 million.

It should be noted that the quantum of gains or losses on such disposals will depend on, amongst other factors, the US Dollar: Euro exchange rate.

2.5 Financial Year ended December 2005

2.5.1 Operating review

TUI Tourism benefited from the sustained recovery of travel markets in Europe. Following the difficult years 2002 and 2003 and a recovery in 2004, the World Tourism Organisation (UNWTO) expected the worldwide travel market to grow by around five per cent. in terms of the number of holiday tours in 2005 (UNWTO World Tourism Barometer, January 2006). The European countries recorded different growth rates. The smaller markets grew more strongly, in relative terms, than the larger markets of Germany, the UK and France. The larger markets recorded a temporary slowdown in the demand for travel, due to uncertainty concerning political and economic development, in particular in Germany but also in France, where social unrest occured towards the end of the year. A general trend to be observed in European source markets was the stronger growth in the number of customers compared with booked revenue. This trend also reflected the structural changes currently observed in the tourism industry, characterised by new options in travel such as low-cost airlines and internet bookings.

TUI Tourism's revenue increased by 6.2 per cent., to €13.6 billion in 2005. However, underlying operating profit decreased by 8.8 per cent. to €208.9 million partly due to exceptional events in France. In 2005, 21.6 million customers booked a tourism product from TUI Tourism. Following a good start to 2005, the upward trend continued in the second quarter and performance in the first half of the year improved year-on-year. This positive trend continued throughout the peak travel period of the 2005 summer season. In the fourth quarter, October was strong and was followed by satisfactory performance in the first two months of the 2005/2006 winter season, except in France.

In the Central Europe source market, 6.8 per cent. growth in revenue to €5.8 billion was primarily attributable to higher revenue in Germany. The tour operation business in Switzerland also showed a positive trend. In Austria, the growth in revenue primarily resulted from the expansion of the Austrian business in neighbouring Eastern European countries.

At €65.7 million, operating profit in the Central Europe source market was up 46.3 per cent. on the previous year. In Germany, the year-on-year improvement in the tour operation business was in particular attributable to specialist tour operators. Good airline seat capacity levels were achieved by Hapag-Lloyd Flug and the results of Hapag-Lloyd Express contributed significantly to the increase in operating profit of the sector.

In the Northern Europe source market, revenue rose by 2.9 per cent. to €4.8 billion. The increase primarily reflected growth in the UK. The Irish market continued to be difficult. Revenue in the Nordic countries was also behind the previous year's figure, since a decrease in Sweden, caused by the aftermath of the tsunami in Asia at the beginning of the year, could not be offset by the business in the other Nordic countries.

At €84.6 million, operating profit in the Northern Europe source market exceeded the previous year's figure by 15.9 per cent. This increase was attributable to an improvement in operating profit both in the UK and Ireland as well as in the Nordic countries. In the UK, operating profit improved in particular due to the effects of restructuring measures implemented in the distribution and tour operation business. The development of operating profit in the flight sector was curbed by the start-up costs of Thomsonfly in respect of flight operations from the new departure airports Bournemouth and Doncaster, in particular in the first half of the year. Operating profit in Ireland was similar to the previous year. Despite a decline in revenue, the Nordic countries continued the previous year's trend and achieved an increase in operating profit, mainly benefiting from the restructuring of the business in prior years.

Revenue in the Western Europe source market grew by 9.9 per cent. to €2.8 billion. The Netherlands benefited from good tour operation business and the launch of TUI Airlines Nederland in April 2005. The business in Belgium noted further steady growth. France, in contrast, posted more moderate growth in revenue than others since demand slowed down towards the end of the year, believed to be due largely to social and political unrest.

The operating loss in the Western Europe source market was €45.1 million less than the operating profit of €39.5 million in the previous year. This was largely due to performance in France, which closed the financial year overall with a loss. This was largely attributable to the flight sector, which incurred one-off expenses in connection with the renewal of Corsair's fleet of Boeing 747s and the restructuring of flight operations. In addition, operating profit from the flight-only business suffered from intense competition, especially on routes to French overseas destinations. The performance of the French tour operation business was also weaker than in the previous year, suffering a considerable decline in operating profit, in particular in the last few months of the year. The main reason was a significant setback in the Christmas business, which has generated strong profits in the past, caused by the temporary social unrest.

Destinations generated external revenue up 21.1 per cent. year-on-year, whereas operating profits were down by 16.7 per cent. to €39.9 million.

In 2005, TUI Tourism's business strategy aimed at achieving further expansion. Its goal in existing source markets was to achieve above-average revenue growth and an increase in market share. In this regard, the TUI Tourism planned to increasingly expand its direct sales activities to benefit from the new trends in the travel market such as modular and direct booking. It intended to implement further expansion by entering into new emerging source markets in Eastern Europe and Asia.

In addition, TUI Tourism commenced a restructuring programme in the UK involving a reduction of administration headcount by 900 by 2005. Furthermore the head office moved from Central London to Luton in the second half of 2005.

2.5.2 Financial performance

Revenue

In 2005, 21.6 million customers booked a tourism product of TUI Tourism, an increase of 9.1 per cent. year-on-year. Revenue grew by 6.2 per cent. to €13.6 billion (2004: €12.8 billion). All sectors of the tourism business recorded higher revenue than in the previous year, although growth rates varied.

The revenue of the Central Europe source market rose by 6.8 per cent. to €5.8 billion (2004: €5.4 billion). This increase primarily resulted from higher revenue in Germany, which accounted for 87 per cent. of sector revenue. Switzerland represented four per cent. and Austria nine per cent. of sector revenue. Customer numbers climbed by 11.9 per cent. to 10.3 million. The increase in the number of customers was stronger compared with growth in revenue reflecting the change in the product mix, in particular the increase in the number of modular bookings and the growth of the flight-only business.

Germany continued to record a positive trend in the travel market. Demand for travel picked up, although customers continued to be price-conscious. The German market was characterised by short-term bookings and an increasing trend towards bookings of modular products as well as flight-only and accommodation-only offerings. The total number of customers booking travel products of TUI Tourism was 9.29 million (previous year: 8.24 million), 12.8 per cent. up year-on-year. Due to the terrorist attacks in Egypt and Turkey, however, the high growth rates achieved at the beginning of the year were not maintained throughout the summer season. However, there was a sustained increase in the number of early bookers. As a result, the price-reduced offerings dropped again on the previous year. In the package tour segment, the 1-2-Fly brand benefited from the persistently strong demand for low-cost offerings. At 1.07 million

customers, it managed to maintain its market position in an environment characterised by strong competition.

In Northern Europe, revenue grew by 2.9 per cent. to €4.8 billion (2004: €4.7 billion). This increase primarily reflected the good business in UK which accounted for 80 per cent. of revenue in this sector, with Ireland accounting for four per cent. and the Nordic countries for 16 per cent. Customer number rose by 5.2 per cent. to 6.86 million. This increase exclusively resulted from volume growth in the UK, primarily supported by modular products and the expansion of Thomsonfly's flight-only business.

In the UK, a decline in business in January in the aftermath of the tsunami in Asia was followed by a subsequent positive trend which led to a year-on-year increase in revenue. This benefited TUI Tourism's UK tour operators, enabling them to compete effectively in a highly competitive environment driven by low-cost airlines and new distribution channels. At 5.38 million (previous year: 4.91 million), their customer numbers increased by 9.5 per cent. year-on-year. This was in particular attributable to the expansion of the flight-only business. Apart from its growth in absolute terms, Thomson also gained additional market share in its tour operation business. Although customers continued to be price-conscious, average prices improved.

Revenue in the Western Europe source market was up by 9.9 per cent. to €2.8 billion, improving more strongly than other sectors. All three source markets contributed to this increase. France accounted for 43 per cent. of the revenue by the sector, while Belgium accounted for 28 per cent. and the Netherlands for 29 per cent. Customer numbers were up by 8.7 per cent. to 4.4 million.

The French travel market showed little momentum throughout the year. Demand for travel was curbed by the country's social unrest at the end of the year, when demand declined noticeably. Due to the introduction of new products for price-conscious customers and the expansion of distribution via the Internet, Nouvelles Frontières managed to maintain its market position in this difficult environment. TUI, the brand positioned in the quality segment, consolidated its position in the French market. Overall, a total of 1.69 million (previous year: 1.64 million) customers booked from tour operators of the Nouvelles Frontières group, 3.1 per cent. more than in the previous year. In the flight sector, flights to destinations in East Asia, North Africa and several French overseas destinations declined, whereas an increase in flights to North America was recorded. As a part of its fleet renewal programme, Corsair commissioned four Boeing 747-400s and decommissioned three Boeing 747-300s as well as one Boeing 737.

In the Netherlands, the trend of the previous year continued: demand for long-haul tours continued to grow, while medium-haul destinations matched 2004 levels and bookings of short-haul tours declined. The total number of customers rose by 6.7 per cent. to 1.26 million (previous year: 1.18 million).

Due to the economic difficulties of the charter airline Holland Exel, which provided long-haul capacity for TUI Tourism in the Netherlands, TUI Tourism founded its own airline, TUI Airlines Nederland. It started operations on 21 April 2005 under the Arkefly brand and operated four Boeing 767-300s in the summer season. It offered 1.8 billion seat-kilometres and achieved a seat load factor of 85 per cent.

In the Belgian travel market, Jetair, TUI Belgium's main brand, generated strong growth in city breaks and skiing tours. Growth was also generated by the Jetairfly.com brand which mainly focused on the flight-only business. Customer numbers in Belgium increased by 18.3 per cent. to 1.49 million (previous year: 1.26 million).

Underlying operating profit

TUI Tourism's underlying operating profit in 2005 decreased by €27.5 million to €208.9 million. The decrease was largely caused by a difficult French market, which experienced social unrest at the end of the year, with TUI Tourism's operating profit in Western Europe down by €45.1 million.

The Central Europe source market increased its revenue by 6.8 per cent., leading to an increase of 45.4 per cent. in underlying operating profit (2005: €66.6 million; 2004: €45.8 million). Hapag-Lloyd

Express, which became profitable for the first time, contributed significantly to this result. In addition the personnel expenses in Central Europe decreased significantly.

Underlying operating profit in Northern Europe was €102.9 million, although this represented a decrease in underlying profit by 11.8 per cent. year-on-year after adjusting for significant one-off restructuring expenses in 2004.

In the Western Europe source market, there was a significant reduction in underlying operating profit from €39.5 million in 2004 to €1.9 million in 2005. This decrease was caused by the problems in the French market referred to above. In addition, increases in fuel prices could not be fully passed on to customers, resulting in a further negative impact on profitability. The late delivery of five new aircraft further reduced profits by €24.3 million. Income of €19.0 million from the sale of hotels in the Alps and two office buildings could not compensate for these effects. Operating profits in Belgium remained stable, whereas operating profits in the Netherlands were adversely affected by airline start-up costs.

Destinations experienced a 13.9 per cent. reduction in underlying operating profit to €42.2 million, largely due to a reduction in the number of customers and one-off income in 2004 from the sale of assets.

Separately disclosed items

Separately disclosed items included €18.3 million of restructuring costs concerning the restructuring programme in the UK referred to above (2004: €43.6 million).

Liquidity and net indebtedness

The net cash inflow in 2005 from operating activities was €214.7 million compared to €513.6 million in 2004. The reduction in cash flows from operating activities was primarily driven by a change in working capital. In 2004, the change in working capital resulted in a cash inflow of €109.6 million compared to a cash outflow of €120.1 million in 2005.

The net cash outflow in 2005 from investing activities was €214.2 million compared to €361.9 million in 2004. This reduction primarily resulted from the increase in proceeds from the sale of property, plant and equipment to €207.4 million in 2005 from €57.0 million in 2004. Net expenditure on property, plant and equipment increased from €340.2 million in 2004 to €387.3 million in 2005. Main drivers for investing activities were aircraft with €145.4 million and other property, plant and equipment of €98.8 million.

The net cash outflow of €141.6 million in 2004 from financing activities changed to a cash inflow of €137.7 million in 2005. This change was driven by a significant reduction in repayment of borrowings of €34.2 million in 2005 compared to a net increase in borrowings in 2004.

The net cash position (cash and cash equivalents less interest-bearing loans and borrowings) at the end of 2005 amounted to €787.1 million compared to €693.0 million at the end of 2004. This consisted of €1,481.2 million of cash and cash equivalents and €694.1 million of interest-bearing loans and borrowings in 2005.

2.6 Financial Year ended December 2004

2.6.1 Operating review

Following two difficult years, TUI Tourism recorded a significant improvement in 2004. It operated in an increasingly favourable economic and political environment and most major source markets recorded a considerable recovery. The markets in the Nordic countries, which were very difficult in previous years, recorded a significant recovery. Customer numbers rose in virtually all markets, with prices rising in comparison with previous years.

The positive trend of the first half of the year was consolidated so that business in the peak summer season also showed a better trend than in the previous year. At 18.4 million, the number of

customers travelling with TUI Tourism's tour operators rose by 0.9 per cent. year-on-year. Revenue of TUI Tourism totalled €12.8 billion.

In the Central Europe source market 8.05 million customers were achieved with total revenue of €5.4 billion. Central Europe achieved an operating profit of €44.9 million due to high capacity utilisation in flight operations. The 2004 performance was mainly driven by the German market, which accounted for 88 per cent. of the business of this sector.

In Northern Europe, customers totalled 6.26 million and total revenue was €4.7 billion. Around three quarters of the increase was generated in the UK, which achieved both higher customer numbers and higher prices.

In the Western Europe source market, the number of customers was 4.08 million. Growth in Belgium and in France compensated for the reduction in customer numbers in the Netherlands. Revenue of the sector was €2.5 billion. Revenue in Belgium and the Netherlands rose year-on-year. In France, on the other hand, it dropped due to price competition for several products. At €39.5 million, operating profit of the Western Europe source market decreased on the previous year. The slight reduction in operating profit in France and Belgium could not be offset by the improvement in the Netherlands.

2.6.2 Financial performance

Revenue

Total revenue of TUI Tourism was €12.8 billion in 2004. The total number of customers travelling with tour operators of TUI Tourism in 2004 was 18.4 million. The success of 2004 was largely attributable to the relationship between available capacity and demand being more balanced, so that less residual capacity had to be sold at reduced prices and available capacity in the flight sector was better utilised.

At €5.4 billion, the turnover generated by the Central Europe source market was 2.6 per cent. up on the previous year. This increase mainly resulted from improvements in the German market, which accounted for 87 per cent. of sector turnover. Here, the trend observed in the previous year continued: tour operators positioned in the budget-price market segments or engaging in direct or short-term sales of their products grew significantly. Germany recorded a significant recovery in demand for tours. Holidaymakers continued to be very price-conscious and used early booker discounts. Bookings of package tours grew slightly, while programmes bookable individually and flight-only or accommodation-only offerings recorded strong growth. In terms of destinations, Turkey and Egypt in particular were increasingly popular in 2004. Spain continued to be the main holiday destination for the German market. The smaller markets showed varying business trends: while turnover increased in Switzerland, it was relatively stable in Austria.

At €4.7 billion, the turnover generated by the Northern Europe source market was significantly up year-on-year. Growth was strongest in the British market which, at 79 per cent., also accounted for the largest proportion of turnover in this sector. Here, growth was recorded in particular by the mainstream tour operators. Market volume in the UK grew again in the 2003/2004 winter season, and this trend continued in the 2004 summer season. This benefited tour operators, both in the mainstream segment and in the special programmes, although competition remained intense due to the low-cost airlines and travel products offered through new distribution channels. Spain continued to be the destination with the highest number of bookings but suffered a decline in booking numbers which was believed to be due to an unfavourable exchange rate. As a result, growth was recorded for some low-cost destinations in the eastern Mediterranean and long-haul tours.

The strongest relative growth in turnover was reported by the Nordic countries, which saw their tour operators' position strengthened by the restructuring processes. Following several difficult years, the Nordic countries resumed an upward trend. Demand rose perceptibly, in particular in Sweden, the Nordic market with the highest volume. TUI Nordic benefited both from an early launch of sales of its programmes and the expansion of offerings in the low-cost destinations in the eastern Mediterranean. The number of customers travelling with TUI Nordic's tour operators grew by 1.1 per cent. to 1.25 million. Due to capacity planning in line with market requirements and targeted sales channelling measures, the short-term marketing of capacity was largely avoided, resulting in an increase in average prices.

Ireland recorded a slight increase in turnover on the previous year despite the decline in volumes. The Irish market was characterised by intense competition, primarily based on prices. This was due to both the growth of low-cost airlines on traditional package tour routes and the trend towards late booking. Against this background, a total of 0.35 million customers travelled with TUI Tourism, a 6.9 per cent. drop year-on-year. Declines were recorded in particular for bookings of Spanish destinations, while long-haul destinations were well booked, a trend supported by the favourable US dollar exchange rate. Operating profit was also impacted by the pressure on margins.

Turnover in the Western Europe source market was €2.5 billion. In France, the largest contributor, it dropped slightly. This was mainly attributable to customers' price sensitivity and weak demand at the beginning and at the end of the year. As a result, market volume declined. Holidaymakers were increasingly price-conscious; this trend was reinforced by the increase in offerings through new forms of distribution. Due to its low-price offerings, a high proportion of modular tours and its strong position in the airfare-only business, Nouvelles Frontières managed to develop well and achieved a respectable market position.

In the Netherlands, turnover increased slightly despite a decline in volume, as long-haul tours with their higher prices increased as a proportion of total business. The Dutch travel market contracted considerably. Moreover, the structure of demand changed: it declined for short and medium-haul destinations but rose for long-haul tours. Direct sales and web bookings continued to grow. The business trend recorded was characterised by the changes in the market environment. The two classical tour operators Arke and Holland International lost customers as the growth in long-haul tours and city breaks did not compensate for the declines in other segments. In the direct sales segment, Kras continued the positive trend of 2003 and increased both its business volume and market share. At 1.18 million, the number of customers travelling with TUI Tourism declined by 2.2 per cent. This trend mainly affected destinations in Spain and tours to neighbouring countries. In contrast, growth was recorded for destinations in Turkey and the Caribbean.

In Belgium, the increase in business volume was also reflected by a corresponding increase in turnover. The Belgian travel market reported growth in demand, both in the winter and summer seasons. TUI Belgium took advantage of the favourable market environment and expanded its market position. However, growth rates differed in the individual market segments. Jetair, TUI Belgium's main brand, only achieved moderate growth in package charter tours. Growth was stronger in overland tours, with city trips being particularly popular. Jetonly, the brand launched in the previous year focusing on the seat-only business, reported strong growth. The direct selling operations of Sunjets Direct, which also grew most strongly in this market segment, were successfully established. At a total of 1.26 million customers, TUI Belgium's tour operators recorded 4.5 per cent. growth. Spain continued to be the most popular holiday destination, while tours to Egypt and the Caribbean recorded significant growth.

Other income

Other income of €9.2 million mainly comprised a gain from the sale of office and retail buildings in France (€7.8 million).

Underlying operating profit

Total underlying operating profits of €236.4 million were achieved in 2004.

In Germany, profits grew substantially year-on-year, in particular in tour operations but also in distribution. Austria and Switzerland also recorded an improvement in operating profit, although Switzerland reported a slight loss.

Underlying operating profit was mainly affected by the strength of the euro against the British pound. This had a negative effect on operating costs, in particular the cost of accommodation in

Europe. Ireland also recorded a decline in operating profit. In contrast, the Nordic countries achieved substantial improvements.

In France, while distribution and tour operation improved earnings, the flight sector was adversely impacted by the temporary price pressure on a number of high-volume routes. The Netherlands reported a considerable increase in earnings. The Belgian companies reported a year-on-year decline in earnings, caused to some extent by changes in the product mix.

Liquidity and net indebtedness

The net cash inflow in 2004 from operating activities was €513.6 million. The high cash flows from operating activities was primarily driven a change in working capital. In 2004, the change in working capital resulted in a cash inflow of €109.6 million.

The net cash outflow in 2004 from investing activities was €361.9 million. This cash outflow mainly resulted from net expenditure on property, plant and equipment in the amount of €340.2 million.

The net cash outflow in the amount of €141.6 million from financing activities was driven by a repayment of borrowings of €243.7 million.

The net cash position (cash and cash equivalents less interest-bearing loans and borrowings) at the end of 2004 amounted to €693.0 million. This consisted of €1,335.9 million of cash and cash equivalents and €642.9 million of interest-bearing loans and borrowings.

Part VII

Financial information on First Choice

This Part VII contains:

- in Section A, Accountant's Report in respect of the historical financial information relating to First Choice for the two years ended 31 October 2006;
- in Section B, historical financial information relating to First Choice for the two years ended 31 October 2006;
- in Section C, audited consolidated financial statements of First Choice for the two years ended 31 October 2005; and
- in Section D, unaudited interim results relating to First Choice for the six months ended 30 April 2007.

Introduction to the First Choice historical financial information

For the year ended 31 October 2006, First Choice was required for the first time to prepare audited consolidated financial statements in accordance with Adopted IFRS. For the two periods ended 31 October 2005, First Choice prepared consolidated financial statements under the historical cost convention in accordance with UK Generally Accepted Accounting Principles.

Consolidated historical financial information of First Choice for the two years ended 31 October 2006, together with an accountant's report from KPMG Audit Plc for the two years ended 31 October 2006, is included on pages 125 to 193 of this Part VII.

The consolidated financial statements of First Choice for the two periods ended 31 October 2005, together with the audit reports thereon prepared, in each case, by KPMG Audit Plc are included on pages 194 to 275 of this Part VII. The auditor's reports of KPMG Audit Plc for each of the two periods ended 31 October 2005 are unqualified and do not contain statements under section 237(2) or (3) of the Companies Act.

Statutory accounts for each of the three periods ended 31 October 2006 have been delivered to the Registrar of Companies.

The consolidated financial information for the two years ended 31 October 2006 set out in Section B of this Part VII and the unaudited interim results for the six months ended 30 April 2007 set out in Section D of this Part VII have been prepared and presented under Adopted IFRSs in a form consistent with that which is expected to be adopted by TUI Travel in its next published financial statements, having regard to accounting standards and policies and legislation applicable to such financial statements. The policies applied differ from the policies applied in the previously published consolidated financial statements of First Choice for the year ended 31 October 2006, materially in the following areas:

- revenue and cost of sales have increased by £183.7 million and £205.4 million in the financial years ended 31 October 2006 and 2005 respectively, as result of the disclosure of commissions payable as cost of sales, as opposed to a deduction from revenue;
- cost of sales has been reduced and net financing expenses have increased by £3.6 million and £3.1 million in the financial years ended 31 October 2006 and 2005 respectively, as a result of applying discounting to aircraft maintenance provisions; and
- inventories have increased and trade and other receivables reduced by £15.6 million and £9.8 million as at 31 October 2006 and 31 October 2005, respectively, as a result of presenting inventories separately on the face of the balance sheet.

Save as set out above, the appliation of the policies expected to be adopted by TUI Travel in its next published financial statements, as contained in Part VII Section B of this document, have not resulted in any material differences to First Choice's previously published consolidated financial statements for the two years ended 31 October 2006.

The financial information set out in Section B of this Part VII does not constitute First Choice's statutory accounts for the year ended 31 October 2006. Those accounts have been reported on by First Choice's auditors and delivered to the Registrar of Companies. The report of the auditors was (i) unqualified, (ii) did not include a reference to any matters to which the auditors drew attention by way of emphasis without qualifying their report, and (iii) did not contain a statement under section 237(2) or (3) of the Companies Act 1985.

Section A

Accountant's report in respect of the historical financial information relating to First Choice

KPMG

KPMG Audit Plc
8 Salisbury Square
London EC4Y 8BB
United Kingdom

Tel +44 (0) 20 7311 1000
Fax +44 (0) 20 7311 3311
DX 38050 Blackfriars

The Directors (the "Directors")
TUI Travel PLC
First Choice House
London Road
Crawley
West Sussex RH10 9GX

29 June 2007

Dear Sirs

First Choice Holidays PLC (the "Company")

We report on the financial information set out Section B of this Part VII ("Financial information on First Choice"). This financial information has been prepared for inclusion in the prospectus dated 29 June 2007 (the "Prospectus") of TUI Travel PLC (the "Issuer") on the basis of the accounting policies set out in note 1(A). This report is required by paragraph 20.1 of Annex I of the Prospectus Directive Regulation and is given for the purpose of complying with that paragraph and for no other purpose.

Responsibilities

The Directors of the Issuer are responsible for preparing the financial information on the basis of preparation set out in note 1(A) to the financial information and in accordance with IFRS as adopted by the EU.

It is our responsibility to form an opinion on the financial information and to report our opinion to you.

Save for any responsibility arising under Prospectus Rule 5.5.3R (2)(f) to any person as and to the extent there provided, to the fullest extent permitted by law we do not assume any responsibility and will not accept any liability to any other person for any loss suffered by any such other person as a result of, arising out of, or in connection with this report or our statement, required by and given solely for the purposes of complying with paragraph 23.1 of Annex I of the Prospectus Directive Regulation, consenting to its inclusion in the prospectus.

Basis of opinion

We conducted our work in accordance with Standards for Investment Reporting issued by the Auditing Practices Board in the United Kingdom. Our work included an assessment of evidence relevant to the amounts and disclosures in the financial information. It also included an assessment of the significant estimates and judgments made by those responsible for the preparation of the financial information and whether the accounting policies are appropriate to the entity's circumstances, consistently applied and adequately disclosed.

We planned and performed our work so as to obtain all the information and explanations which we considered necessary in order to provide us with sufficient evidence to give reasonable assurance

that the financial information is free from material misstatement whether caused by fraud or other irregularity or error.

Opinion

In our opinion, the financial information gives, for the purposes of the Prospectus, a true and fair view of the state of affairs of First Choice Holidays PLC as at the dates stated and of its profits, cash flows and recognised gains and losses for the periods then ended in accordance with the basis of preparation set out in note 1(A).

Declaration

For the purposes of Prospectus Rule 5.5.3R (2)(f) we are responsible for this report as part of the Prospectus and declare that we have taken all reasonable care to ensure that the information contained in this report is, to the best of our knowledge, in accordance with the facts and contains no omission likely to affect its import. This declaration is included in the Prospectus in compliance with paragraph 1.2 of Annex I of the Prospectus Directive Regulation.

Yours faithfully

KPMG Audit Plc

Section B

Historical financial information relating to First Choice

Consolidated income statement

for the year ended 31 October 2006

	Note	2005 £m	2006 £m
Revenue	2	2,647.0	2,899.0
Cost of sales		(2,285.7)	(2,493.5)
Gross profit		361.3	405.5
Administrative expenses		(242.7)	(289.0)
Share of profit of joint venture and associate		1.9	2.8
Operating profit	2	120.5	119.3
Analysed as:			
Underlying operating profit	2	123.3	139.0
Separately disclosed items	3	—	(5.8)
Amortisation of business combination intangibles	10	(1.9)	(11.3)
Impairment of goodwill	10	—	(1.4)
Taxation on profits of joint venture and associate	12	(0.9)	(1.2)
		120.5	119.3
Financial income	4	7.7	8.9
Financial expenses	4	(16.0)	(30.7)
Net financial expenses	4	(8.3)	(21.8)
Profit before tax	6	112.2	97.5
Taxation	7	(31.9)	(25.2)
Profit for the year		80.3	72.3
Attributable to:			
Ordinary shareholders		70.1	72.0
Preference shareholders	8	10.0	—
Minority interest		0.2	0.3
Profit for the year		80.3	72.3
Basic earnings per ordinary share	9	13.5p	13.7p
Diluted earnings per ordinary share	9	13.2p	13.2p
Non-GAAP measures			
Reconciliation of underlying operating profit to underlying earnings			
Underlying operating profit		123.3	139.0
Net financing expenses		(8.3)	(21.8)
Underlying profit before tax		115.0	117.2
Taxation (Group and share of joint venture and associate)		(32.8)	(26.4)
Tax credit on intangibles acquired in business combinations		—	(4.3)
Tax credit on separately disclosed items		—	(1.7)
Minority interest		(0.2)	(0.3)
Preference dividends		(10.0)	—
Underlying earnings		72.0	84.5
Basic underlying earnings per ordinary share	9	13.9p	16.1p
Diluted underlying earnings per ordinary share	9	13.6p	15.6p

Consolidated balance sheet

for the year ended 31 October 2006

	Note	2005 £m	2006 £m
Non-current assets			
Intangible assets	10	460.0	604.2
Property, plant and equipment	11	284.0	312.4
Investments in joint venture and associate	12	34.5	36.8
Other investments	13	0.8	0.6
Trade and other receivables	14	60.6	80.0
Deferred tax assets	15	49.8	56.8
		889.7	1,090.8
Current assets			
Inventories	16	9.8	15.6
Trade and other receivables	17	305.8	376.1
Derivative financial instruments	25	—	1.6
Cash and cash equivalents	18	125.3	177.5
Assets classified as held for sale	19	9.0	1.2
		449.9	572.0
Total assets		1,339.6	1,662.8
Current liabilities			
Interest-bearing loans and borrowings	20	(73.3)	(8.6)
Derivative financial instruments	25	—	(62.5)
Trade and other payables	21	(789.8)	(865.9)
Provisions	22	(21.3)	(17.6)
Income tax payable		(28.4)	(24.7)
		(912.8)	(979.3)
Non-current liabilities			
Interest-bearing loans and borrowings	20	(33.9)	(272.2)
Employee benefits	5	(34.2)	(24.7)
Other long-term liabilities	23	(25.3)	(40.1)
Provisions	22	(33.4)	(30.2)
Deferred tax liabilities	15	(23.8)	(34.3)
		(150.6)	(401.5)
Total liabilities		(1,063.4)	(1,380.8)
Net assets		276.2	282.0
Equity			
Share capital	24	15.9	15.9
Share premium	24	241.5	242.0
Other reserves	24	337.8	296.4
Retained earnings	24	(319.3)	(273.2)
Total equity attributable to equity holders of the parent	24	275.9	281.1
Minority interest	24	0.3	0.9
Total equity	24	276.2	282.0

Consolidated statement of cash flows

for the year ended 31 October 2006

	Note	2005	2006
		£m	£m
Profit for the year		80.3	72.3
Adjustment for:			
Depreciation and amortisation		43.2	56.2
Equity-settled share-based payment expenses		3.3	6.1
Gain on sale of property, plant and equipment		(0.4)	(0.9)
Income from joint venture and associate		(1.9)	(2.8)
Impairment of goodwill		—	1.4
Loss on foreign exchange		—	0.2
Financial income		(7.7)	(8.9)
Financial expense		16.0	30.7
Income tax expense		31.9	25.2
Operating profit before changes in working capital and provisions		164.7	179.5
Increase in trade and other receivables		(41.2)	(57.8)
Increase in inventories		0.2	(3.1)
Increase in trade and other payables		27.9	12.3
(Decrease)/increase in provisions and employee benefits		6.3	(11.6)
Cash flows from operations		157.9	119.3
Interest paid		(7.0)	(22.6)
Interest received		3.4	5.1
Income taxes paid		(32.5)	(14.4)
Cash flows from operating activities		121.8	87.4
Investing activities			
Proceeds from sale of property, plant and equipment		11.1	20.3
Proceeds from sale of investments		0.1	0.1
Dividends received from associate		0.3	0.5
Acquisition of subsidiaries, net of cash acquired	13(b)	(33.1)	(108.1)
Acquisition of property, plant and equipment		(65.8)	(59.6)
Cash flows from investing activities		(87.4)	(146.8)
Financing activities			
Proceeds from the issue of share capital		1.4	0.2
Proceeds from new loans		30.9	213.2
Repayment of borrowings		(7.9)	(26.8)
Payment of finance lease liabilities		(7.2)	(17.7)
Ordinary and minority interest dividends paid		(28.7)	(34.7)
Preference dividends paid		(11.0)	—
Redemption of preference shares		(199.5)	—
Cash flows from financing activities		(222.0)	134.2
Net increase/(decrease) in cash and cash equivalents		(187.6)	74.8
Cash and cash equivalents at start of year		292.2	105.4
Effect of foreign exchange on cash held		0.8	(2.7)
Cash and cash equivalents at end of year		105.4	177.5
Cash and cash equivalents for the cash flow statement comprise:			
Cash and cash equivalents shown on the balance sheet	18	125.3	177.5
Overdraft bank accounts shown in interest bearing liabilities		(19.9)	—
Cash and cash equivalents for the cash flow statement		105.4	177.5

Statement of recognised income and expense

for the year ended 31 October 2006

	Note	2005	2006
		£m	£m
Foreign exchange translation		(2.1)	(3.7)
Actuarial gains/(losses) arising in respect of defined benefit pension schemes	5	(8.0)	4.0
Tax on items taken directly to equity	7	5.2	21.6
Cash flow hedges:			
—movement in fair value	25(j)	—	(55.1)
—amounts recycled to the income statement	25(j)	—	(5.1)
Net expense recognised directly in equity		(4.9)	(38.3)
Profit for the year		80.3	72.3
Total recognised income for the year		75.4	34.0
Attributable to:			
Ordinary shareholders		65.2	33.7
Preference shareholders		10.0	—
Minority interest		0.2	0.3
		75.4	34.0
First-time adoption of IAS 32 and 39	33		
Hedging reserve			4.4
Retained earnings			(4.7)
			(0.3)

Notes to the historical financial information

1. Accounting policies

General

The Group historical financial information consolidates those of the Company and its subsidiaries (together referred to as "the Group") and equity account the Group's interest in joint ventures and associates.

(A) Basis of preparation

The consolidated historical financial information has been prepared and approved by the Directors in accordance with the requirements of the PD regulation, the Listing Rules and International Financial Reporting Standards as adopted by the European Union ("Adopted IFRSs"). The financial statements are prepared in the Group's reporting currency of Sterling, rounded to the nearest hundred thousand. The financial year of First Choice Holidays PLC, and that of its subsidiaries where this is practicable, is 31 October.

The Group believes that underlying operating profit, underlying profit before tax and underlying earnings per share provide additional guidance to statutory measures on the underlying performance of the business during the financial year.

The term underlying is not defined under International Financial Reporting Standards. It is a measure that is used by management to assess the underlying performance of the business internally and is not intended to be a substitute measure for Adopted IFRSs GAAP measures.

The Group defines these underlying measures as follows:

- Underlying operating profit is profit before financial income and expense, taxation (Group and share of joint venture and associate), separately disclosed items, amortisation of intangible assets recognised as a result of business combinations and impairment of goodwill.
- Underlying profit before tax is profit before taxation (Group and share of joint venture and associate), separately disclosed items, amortisation of intangible assets recognised as a result of business combinations and impairment of goodwill.
- Underlying profit after tax is profit before separately disclosed items, amortisation of intangible assets recognised as a result of business combinations and impairment of goodwill (all net of tax).
- Underlying earnings are underlying profit after tax less minority interests.
- Underlying earnings per share is underlying earnings divided by the weighted average number of ordinary shares in issue during the financial period, excluding those held by employee share ownership trusts.

It should be noted that the definitions of underlying items being used in these financial statements are those used by the Group and may not be comparable with the term "underlying" as defined by other companies within either the same sector or elsewhere.

The policies applied differ from the policies applied in the consolidated financial statements of First Choice Holdings PLC for the year ended 31 October 2006.

The financial information set out in Section B of this Part VII does not constitute the company's statutory accounts for the year ended 31 October 2006. Those accounts have been reported on by the company's auditors and delivered to the registrar of companies. The report of the auditors was (i) unqualified, (ii) did not include a reference to any matters to which the auditors drew attention by way of emphasis without qualifying their report, and (iii) did not contain a statement under section 237(2) or (3) of the Companies Act 1985.

(B) Transition to Adopted IFRSs

The Group is preparing its financial information in accordance with Adopted IFRSs for the first time and consequently has applied IFRS 1: "First-time adoption of International Financial Reporting Standards".

The preparation of the consolidated financial statements in accordance with Adopted IFRSs resulted in changes to the accounting policies as compared with the 2005 annual financial statements prepared under UK GAAP. With the exception of accounting policies in respect of financial instruments, the accounting policies set out below have been applied consistently to all years presented in these consolidated financial statements. They have also been applied in preparing an opening Adopted IFRSs balance sheet at 1 November 2004 for the purposes of the transition to IFRS, as required by IFRS 1. The impact of the transition from previous UK GAAP to Adopted IFRSs is explained in note 33.

The consolidated financial statements are prepared on the historical cost basis other than, from 1 November 2005, derivative financial instruments, financial instruments held for trading and financial instruments classified as available for sale, which are stated at their fair value. Non-current assets held for sale are stated at the lower of their carrying amount and fair value less costs to sell.

The Group has adopted the transitional rules of IFRS 1 and has therefore adopted IAS 32: "Financial Instruments: Disclosure and Presentation", IAS 39: "Financial Instruments: Recognition and Measurement" and IFRS 7 "Financial Instruments: Disclosures" with effect from 1 November 2005. In the comparative financial year the previous UK GAAP accounting policy has been applied. A reconciliation showing the impact of the adoption of these standards from 1 November 2005 is provided in note 33 and further details of the change in accounting policy are provided in (E). The Group has early adopted IFRS 7 in the year ending 31 October 2006 which replaces the disclosure requirements of IAS 32.

In addition, IFRS 1 grants certain exemptions from the full requirements of other Adopted IFRSs on transition. The following exemptions permitted under IFRS 1 have been taken in these Group financial statements:

(i) Business combinations

Business combinations that took place prior to 1 November 2004 have not been restated.

(ii) Foreign exchange

Cumulative translation differences for all foreign operations have been set at zero at 1 November 2004.

(iii) Share-based payments

IFRS 2: "Share-based payments" has only been applied in respect of share options issued after 7 November 2002 and that had not vested by 1 January 2005.

In addition to the IFRS 1 exemptions above, the Group has chosen to adopt the amendment to IAS 19: "Employee benefits" issued on 16 December 2004 whereby actuarial gains and losses are recognised through the statement of recognised income and expense in full in the period in which they arise.

(C) Basis of consolidation

The consolidated financial statements of the Group comprise the Company and its subsidiaries (together referred to as the Group) and the Group's interest in associates and jointly controlled entities.

(i) Subsidiaries

Subsidiaries are entities controlled by the Group. Control exists when the Group has the power, directly or indirectly, to govern the financial and operating policies of an entity so as to obtain benefits from its activities. In assessing control, potential voting rights that are currently exercisable or convertible are taken into account. The financial statements of subsidiaries are included in the consolidated financial information from the date that control commences until the date that control ceases.

The consolidated financial statements of the Group are prepared on the basis of uniform recognition, measurement and consolidation methods.

(ii) Joint ventures and associates

Joint ventures are jointly controlled entities over whose activities the Group has the power to jointly control, established by contractual agreement.

Associates are those entities in which the Group has the ability to exercise significant influence, but not control, over the financial and operating policies.

The consolidated financial statements include the Group's share of the total recognised income and expense of joint ventures and associates on an equity accounted basis, from the date that joint control or significant influence respectively commences until the date that it ceases.

When the Group's share of losses exceeds the carrying amount of the joint venture or associate, the carrying amount is reduced to nil and recognition of further losses is discontinued except to the extent that the Group has incurred legal or constructive obligations or made payments on behalf of the joint venture or associate.

(iii) Transactions eliminated on consolidation

Intra-group balances and any unrealised gains, income and expenses arising from intra-group transactions are eliminated in preparing the consolidated financial statements. Unrealised gains arising from transactions with associates and jointly controlled entities are eliminated to the extent of the Group's interest in the entity. Unrealised losses are eliminated in the same way as unrealised gains, but only to the extent that there is no evidence of impairment.

(D) Foreign currency

(i) Foreign currency transactions

Transactions in foreign currencies are translated to the functional currency at the foreign exchange rate ruling at the date of the transaction. Monetary assets and liabilities denominated in foreign currencies at the balance sheet date are translated to the functional currency at the foreign exchange rate ruling at that date. Foreign exchange differences arising on translation are recognised in the income statement. Non-monetary assets and liabilities that are measured in terms of historical cost in a foreign currency are translated using the exchange rate at the date of the transaction. Non-monetary assets and liabilities denominated in foreign currencies that are stated at fair value are translated to the functional currency at foreign exchange rates ruling at the dates the fair values were determined.

(ii) Foreign operations

The financial statements of companies are prepared in the functional currency of the company. The respective functional currency corresponds to the currency of the economic environment in which the company primarily operates. The functional currency of subsidiaries is generally the national currency of the country in which the subsidiary is based.

The assets and liabilities of foreign operations, including goodwill and fair value adjustments arising on consolidation, are translated to the reporting currency at the foreign exchange rates ruling at the balance sheet date. The revenues and expenses of entities with functional currencies other than the reporting currency of the Group are translated at average monthly rates.

(iii) Net investment in foreign operations

Exchange differences arising from the translation of the net investment in foreign subsidiaries and of related hedges are recognised in the statement of income and expenses and taken to the foreign exchange reserve. On disposal of the subsidiary, they are taken into the income statement as part of the gain or loss on disposal.

(E) Derivative financial instruments

The Group uses derivative financial instruments to hedge its exposure to foreign exchange, interest rate and fuel price risks arising from operational, financing and investment activities.

In accordance with its treasury policy, the Group does not hold or issue derivative financial instruments for trading purposes. However, derivatives that do not qualify for hedge accounting are accounted for as trading instruments.

On initial recognition, derivative financial instruments are measured at the fair value attributable to them on the day of the conclusion of the agreement. The gain or loss on re-measurement to fair value is recognised immediately in the income statement. However, where derivatives qualify for hedge accounting, recognition of any resultant gain or loss depends on the nature of the item being hedged (see accounting policy (F)).

Fair values of derivative financial instruments are their market values. The fair value of an interest rate or energy swap is the estimated amount that the Group would receive or pay to terminate the swap at the balance sheet date, taking into account current interest rates and the current creditworthiness of the swap counterparty. The fair value of a forward exchange contract or fuel price contract is, if applicable, its quoted market price at the balance sheet date, being the present value of the quoted forward price. The fair value of an over-the-counter financial derivate is determined by means of an appropriate discounting method, e.g. by discounting expected future cash flows. The fair value of an option is determined using the Black Scholes model. The fair values determined on the basis of the Group's own systems are regularly compared with fair value confirmations of external counterparties.

(F) Hedge accounting

(i) Cash flow hedges

Where a derivative financial instrument is designated as a hedge of the variability in cash flows of a recognised asset or liability, or a highly probably forecast transaction, the effective part of any gain or loss on the derivative financial instrument is recognised directly in the hedging reserve. Any ineffective portion of the hedge is recognised immediately in the income statement.

When the forecast transaction subsequently results in the recognition of a non-financial asset or non-financial liability, the associated cumulative gain or loss is removed from the hedging reserve and is included in the initial cost or other carrying amount of the non-financial asset or liability.

If a hedge of a forecast transaction subsequently results in the recognition of a financial asset or a financial liability, the associated gains and losses that were recognised directly in equity are reclassified into the income statement in the same period or periods during which the asset acquired or liability assumed affects profit or loss.

For cash flow hedges, other than those covered by the preceding two policy statements, the associated cumulative gain or loss is removed from equity and recognised in the income statement in the same period or periods during which the hedged forecast transaction affects the income statement.

Upon inception of the transaction, the Group documents the hedging relationship between the hedge and the underlying item, the risk management goal and the strategy pursued in entering into the hedges. In addition, an assessment is made both at the beginning of the hedge relationship and on a continual basis as to whether the derivatives used for the hedge compensate for the changes in the cash flows of the underlying transactions in a highly efficient manner.

When a hedging instrument no longer meets the criteria for hedge accounting, expires or is sold, terminated or exercised, or the entity revokes designation of the hedge relationship but the hedged forecast transaction is still expected to occur, the cumulative gain or loss at that point remains in equity and is recognised in accordance with the above policy when the transaction occurs. If the hedged transaction is no longer expected to take place, the cumulative unrealised gain or loss recognised in equity is recognised in the income statement immediately.

(ii) Fair value hedges

Where a derivative financial instrument is designated as a hedge of the variability in fair value of a recognised asset or liability or an unrecognised firm commitment, all changes in the fair value of the derivative are recognised immediately in the income statement. The carrying value of the hedged item is adjusted by the change in fair value that is attributable to the risk being hedged (even if it is normally carried at cost or amortised cost) and any gains or losses on re-measurement are recognised immediately in the income statement (even if those gains would normally be recognised directly in reserves).

(G) Revenue

Revenue represents the aggregate amount of revenue from inclusive tours, travel agency commission received and other services supplied to customers in the ordinary course of business. Revenue excludes intra-group transactions and value-added tax, and is stated after the deduction of trade discounts.

(i) Goods sold and services rendered

Revenue from sale of goods and services is recognised in the income statement when the significant risks and rewards of ownership have been transferred to the buyer. Revenue in respect of package tours is recognised on the date of departure. Revenue from individual travel modules directly booked with airlines, hotels and incoming agencies by the customers is realised when the customer uses the corresponding service. Commissions and other revenues received from the sale of third-party product are recognised when they are earned, normally on receipt of final payment from the end customer.

(ii) Client monies received in advance

Client monies received at the balance sheet date relating to holidays commencing and flights departing after the year end are deferred and included within trade and other payables.

(iii) Valuation of revenue

Where the Group acts as principal, revenue is stated at the fair value of the consideration received or to be received for the sale of goods and services provided.

Where the Group acts as agent and collects amounts on behalf of the principal provider of goods or services, revenue is stated at the fair value of the commissions received or to be received and not the total transaction sales value.

In assessing whether the Group acts as principal or as agent, the businesses are identified as acting as agents depending on: the control exercised over the providing of service, inventory risk and customer credit risk. Revenue for businesses acting as agent is then presented on a net basis as the difference between the sales prices to the customer and the cost of the services purchased.

(H) Expenses

(i) Operating lease payments

Payments made under operating leases are recognised in the income statement on a straight-line basis over the term of the lease or on another systematic basis if this is more representative of the time pattern of the benefit from use of the leased asset. Lease incentives received and paid are recognised in the income statement as an integral part of the total lease expense over the term of the lease.

(ii) Finance lease payments

Minimum lease payments are apportioned between the finance charge and the reduction of the outstanding liability. The finance charge is allocated to each period during the lease term so as to produce a constant periodic rate of interest on the remaining balance of the liability.

(iii) Marketing and other direct sales costs

Marketing, advertising and other promotional costs, including those related to the production of brochures, are expensed as incurred.

(I) Net financing expenses

(i) Bank interest receivable

Bank interest receivable represents the interest receivable on current accounts, bank deposits and other investment instruments. Bank interest receivable is accrued over the term of the deposit using the effective interest method.

(ii) Interest on pension scheme assets

Interest on pension scheme assets represents the income arising from expected returns on the assets of the defined benefit pension schemes during the year.

(iii) Bank interest payable on loans and overdrafts

Interest payable on loans is calculated using the effective interest method. Costs of arranging the facilities are deducted from the proceeds and amortised over the life of the facility. Interest on overdrafts is calculated using the effective interest method. Interest payable also includes the costs of providing bonding facilities which are an integral part of the financing requirements of the Group.

(iv) Interest on pension scheme liabilities

Interest on pension scheme liabilities represents the unwinding of the discounting of the value of post-retirement benefits earned by defined benefit pension scheme members up to the balance sheet date.

(v) Finance lease charges

Finance lease charges represent the unwinding of the discount of the cash flows associated with leases classified as finance leases at the implicit interest rate of the lease.

(vi) Interest on discounted liabilities

Interest on discounted liabilities represents the unwinding of the discount on liabilities and provisions initially recognised at the present value of the expected future cash flows.

(J) Taxation

Income tax expense comprises current and deferred tax. Income tax is recognised in the income statement except to the extent that it relates to items recognised directly in equity, in which case it is recognised in equity in the same way as the item to which it relates.

(i) Current tax

Current tax is the expected tax payable on the taxable income for the year, using tax rates enacted or substantially enacted at the balance sheet date, and any adjustment to tax payable in respect of previous years.

(ii) Deferred tax

Deferred tax is recognised using the balance sheet liability method, providing for temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for taxation purposes. The following temporary differences are not provided for: the initial recognition of goodwill, the initial recognition of assets or liabilities in a transaction that is not a business combination that affect neither accounting nor taxable profit, and differences relating to investments in subsidiaries, joint ventures and associates to the extent that they will probably not reverse in the foreseeable future. The amount of deferred tax asset provided is based on the expected manner of realisation or settlement of the carrying amount of assets and liabilities, using tax rates enacted or substantively enacted at the balance sheet date.

A deferred tax asset is recognised only to the extent that it is probable that future taxable profits will be available against which the asset can be utilised. Deferred tax assets are reduced to the extent that it is no longer probable that the related tax benefit will be realised.

(K) Property, plant and equipment

(i) Owned assets

Items of property, plant and equipment are stated at cost less accumulated depreciation and impairment losses. The costs of finance for the acquisition or the period of construction are not capitalised.

Where significant parts of an item of property, plant and equipment have different useful lives, they are accounted for as separate items of property, plant and equipment.

(ii) Leased assets

Leases in which the Group assumes substantially all the risks and rewards of ownership are classified as finance leases. Leased assets acquired by way of a finance lease are stated at an amount equal to the lower of their fair value and the present value of the minimum lease payments at the inception of the lease, less accumulated depreciation and impairment losses. Lease payments are accounted for as set out in (H) (ii) above.

(iii) Depreciation

Depreciation is charged to the income statement on a straight-line basis over the estimated useful lives of each part of an item of property, plant and equipment. Freehold land is not depreciated. The useful economic lives on initial recognition are as follows:

Freehold properties	—	up to 50 years
Short leasehold properties	—	Lease period or useful economic life if shorter
Finance leased aircraft and engines	—	Lease period, or useful economic life if shorter
Computer equipment	—	3-5 years
Aircraft and engines	—	18 years
Aircraft spares	—	12 years
Yachts	—	15 years
Motor boats	—	24 years
Other operating and business equipment	—	up to 10 years

The residual values and useful lives of all assets are re-assessed annually.

(L) Intangible assets

(i) Goodwill

All business combinations are accounted for by applying the purchase method.

Goodwill represents amounts arising on acquisition of subsidiaries, associates and jointly controlled entities. In respect of business acquisitions, goodwill represents the difference between the fair value of consideration paid or payable and the fair value of the identifiable assets, liabilities and contingent liabilities acquired. Identifiable intangibles are those which can be sold separately or which arise from legal rights regardless of whether those rights are separable. Goodwill is stated at cost less any accumulated impairment losses. Goodwill is allocated to cash-generating units and is not amortised but is tested annually for impairment.

In respect of joint ventures and associates, the carrying amount of goodwill is included in the carrying amount of the investment in the associate.

Goodwill is tested annually for impairment or when there are any events or indications suggesting a potential impairment (triggering event).

Fair value adjustments are made in respect of acquisitions. If, at the balance sheet date, the amounts of fair values of the acquiree's identifiable assets and liabilities can only be established provisionally, then these values are used. Any adjustments to these values are taken as adjustments to goodwill and are recorded within 12 months of the acquisition.

Negative goodwill arising on an acquisition is recognised in the income statement.

(ii) Other intangible assets

Other intangible assets that are acquired by the Group are stated at cost less accumulated amortisation and impairment losses. Self-generated software used by the Group itself, is capitalised at cost where an inflow of future economic benefits for the Group is probable and can be reliably measured.

(iii) Amortisation

Amortisation is charged to the income statement on a straight-line basis over the period in which the value of the assets will be obtained by the Group. Computer software is amortised over a period usually not exceeding 5 years, but in exceptional cases of up to 10 years.

(M) Other investments

Trade investments are classified as available for sale assets and are included under non-current assets. They are recorded at market value with movements in value taken to equity. Any impairment to value is recorded in the income statement.

(N) Financial assets

Loans and receivables are non-derivative financial assets with fixed or determinable payments not listed in an active market. Loans and receivables are shown under "Trade and other receivables" in the balance sheet.

Financial assets measured at fair value through profit and loss are only held by the Group in the form of derivative financial instruments exclusively held for the purpose of hedging.

Financial assets available for sale are non-derivative financial assets either allocated to the "other investments" category or that could not be allocated to any other category of financial assets. They are allocated to non-current assets if the management does not intend to sell them within twelve months after the balance sheet date. The financial assets allocated to "other investments" are shares and securities held.

Financial assets are recognised at the trade date on which the Group committed to buy or sell the asset. Loans and receivables as well as financial assets available for sale are at the initially recognised at fair value plus transaction costs. Financial assets available for sale are measured at their fair value after initial recognition. Changes in the fair value are recognised in equity with no effect on results until the disposal of the asset. A permanent reduction in fair value gives rise to an impairment with a corresponding charge in the income statement. In the event of subsequent reversal of the impairment, the impairment recognised in the income statement is not reversed for equity instruments but eliminated against equity with no effect on results. Where a listed market price in an active market is not available for shares held and other methods to determine the objective market value are not applicable, the shares are measured at amortised cost. Loans and receivables are recognised at amortised cost based on the effective interest method.

(O) Impairments

The carrying amounts of the Group's assets, other than deferred tax assets, are reviewed at each balance sheet date to determine whether there is any indication of impairment. If such an indication exists, the recoverable amount of such as asset is estimated. For goodwill, the recoverable amount is estimated at each balance sheet date.

An impairment loss is recognised whenever the carrying amount of an asset or its related cash-generating unit exceeds its recoverable amount. The recoverable amount of an asset or cash-generating unit is the fair value less costs to sell or the present value of future cash flows expected to arise from the asset (value in use), if higher. Impairment losses are recognised separately in the income statement. Impairment losses recognised in respect of cash-generating units are allocated first to reduce the carrying amount of goodwill allocated to cash-generating units and then to reduce the carrying amount of other assets in the unit on a pro rata basis. A cash-generating unit is the smallest identifiable group of assets that generates cash inflows that are largely independent of the cash inflows from other assets or groups of assets.

The fair value less costs to sell is the amount for which for the asset or cash-generating unit could be exchanged between knowledgeable, willing parties in an arm's length transaction after deduction of the costs to sell. If a fair value on an active market is not available for the assets or cash-generating units to be tested for impairment, the fair value is determined by means of discounting the expected operating net cash flows. In assessing value in use, the estimated future cash flows are discounted to their present value using a pre-tax discount rate that reflects current market assessments of the time value of money and the risks specific to the asset. For an asset that does not generate largely independent cash flows, the recoverable amount is determined for the cash-generating unit to which the asset belongs.

An impairment loss is reversed only to the extent that the asset's carrying amount does not exceed the carrying amount that would have been determined, net of depreciation or amortisation, before impairment. An impairment loss in respect of goodwill is not reversed. In respect of other assets, an impairment loss is reversed when there is an indication that the impairment loss may no longer exist and there has been a change in the estimates used to determine the recoverable amount.

(P) Trade and other receivables

Trade and other receivables are initially recognised at their fair value and subsequently measured at amortised cost on the basis of the effective interest method and the deduction of impairments. An impairment of trade and other receivables is recognised if objective indications suggest that the amounts receivable and due are not fully recoverable.

(Q) Inventories

Inventories are measured at the lower of cost or net realisable value. Net realisable value is the estimated selling price less the estimated cost incurred until the sale and the estimated variable costs required to sell. All inventories are written down individually where the net realisable value of inventories is lower than their carrying amounts. The measurement method applied to similar inventory items is the weighted average cost formula.

(R) Cash and cash equivalents

Cash and cash equivalents comprise cash balances and call deposits as well as other current highly liquid financial assets with an original term of a maximum three months. Credit balances in current accounts are shown as overdrafts under current interest-bearing loans and borrowings, unless they form part of the Group's cash pooling arrangements in which case the aggregate balance of cash pooling accounts is included in either cash and cash equivalents or current interest-bearing loans and borrowings as appropriate.

(S) Provisions

A provision is recognised in the balance sheet when the Group has a legal or constructive obligation as a result of a past event, and it is probable that an outflow of economic benefits will be required to settle the obligation. If the effect is material, provisions are determined by discounting the expected future cash flows at a pre-tax rate that reflects current market assessments of the time value of money and, where appropriate, the risks specific to the liability.

In respect of aircraft, due to the legal obligations placed upon the Group under the terms of certain operating leases, provision is made for the maintenance, overhaul and repair costs of operating leased airframes, engines and other aircraft components. The provision is based on total anticipated costs and intervals between maintenance events. It is calculated by reference to costs experienced and published manufacturers' data. The charge to the income statement is calculated by reference to the number of hours operated, cycles flown and the passage of time, and by reference to the length of the full overhaul cycle and the life cycle of each asset within the business.

(T) Liabilities

Liabilities are recognised on the date on which they arise at the fair value less the costs of borrowing and transaction costs. Over the course of time, liabilities are measured at amortised cost based on the effective interest method.

(U) Dividends

Dividend distribution to the Company's shareholders is recognised as a liability in the Group's financial statements in the period in which the dividends are appropriately authorised and approved for payment and are no longer at the discretion of the Company. Unpaid dividends that do not meet these criteria are disclosed in the notes to the financial statements.

(V) Employee benefits

(i) Defined contribution plans

Obligations for contributions to defined contribution pension plans are recognised as an expense in the income statement as they fall due.

(ii) Defined benefit plans

The Group's net obligation in respect of defined benefit pension plans is calculated separately for each plan by estimating the amount of future benefit that employees have earned in return for their service in current and prior periods; that benefit is discounted to determine its present value, and the fair value of any plan assets is deducted. The calculation is performed by a qualified actuary using the projected unit credit method.

When the benefits of a plan are improved, the portion of the increased benefit relating to past services by employees is recognised as an expense in the income statement on a straight-line basis over the average period until the benefits become vested. To the extent that the benefits vest immediately, the expense is recognised immediately in the income statement.

All actuarial gains and losses are recognised in the period they occur directly in equity through the statement of recognised income and expense.

(iii) Share-based payment transactions

The Group's share option programmes allow Group employees to acquire shares of the ultimate parent company; these awards are granted by the ultimate parent. The fair value of options granted is recognised as an employee expense with a corresponding increase in equity. The fair value is measured at grant date and spread over the period during which the employee becomes entitled to the options.

The fair value of the options granted is measured using option valuation models, taking into account the terms and conditions upon which the options were granted. The amount recognised as an expense is adjusted to reflect the actual number of share options that vest except where forfeiture is due only to market-based performance conditions not achieving the threshold for vesting.

(iv) Own shares held by an ESOP trust

Transactions of the Group sponsored ESOP trust are included in the Group financial statements. In particular, the trust's purchases of shares in the Company are debited directly in equity to retained earnings.

(W) Non-current assets held for sale and discontinued operations

A non-current asset or a group of assets containing a non-current asset is classified as held for sale if its carrying amount will be recovered principally through sale rather than through continuing use, it is available for immediate sale and sale is highly probable within one year.

On initial classification as held for sale, non-current assets and disposal groups are measured at the lower of previous carrying amount and fair value less costs to sell with any adjustments taken to profit or loss. The same applies to gains and losses on subsequent re-measurement.

A discontinued operation is a component of the Group's business that represents a separate major line of business or geographical area of operations or is a subsidiary acquired exclusively with a view to resale, that has been disposed of, has been abandoned or that meets the criteria to be classified as held for sale.

(X) Related parties

For the purpose of these financial statements, parties are considered to be related to the Group if the Group has the ability directly or indirectly, to control the party or exercise significant influence over the party making financial and operating decisions, or vice versa, or where the Group and the party are subject to common control or common significant influence. Related parties may be individuals or other entities.

(Y) Segment reporting

A segment is a distinguishable component of the Group that is engaged either in providing services (business segment) or in providing services within a particular economic environment (geographic segment) which is subject to risks and rewards that are different from those of other segments.

(Z) IFRSs not yet adopted

Adoption of new standards which became effective in the two year period

The Group has adopted standards that became effective during the two year period from the date these standards were applicable.

Interpretations to existing standards that are not yet effective and not relevant for the Group

The following standards, amendments and interpretations to published standards are mandatory for accounting periods beginning on or after 1 January 2007 but they are not relevant to the Group's operations:

—IFRIC 7 Applying the Restatement Approach under IAS 29 Financial Reporting in Hyperinflationary Economies

—IFRIC 9 Reassessment of Embedded Derivatives

—IFRIC 12 Service Concession Arrangements

Standards, amendments and interpretations to existing standards that are not yet effective and have not been early adopted

The following standards and interpretations to existing standards are mandatory for periods beginning on or after 1 January 2007 or later periods but have not been adopted herein as, with the exception of changes in disclosure which the Group is in the process of evaluating, the adoption of

these standards and interpretations in future periods will have no material impact on the financial statements:

—IAS 1 Presentation of Financial Statements (Amendement re. Capital Disclosures)

—IFRS 8 Operating Segments

—IFRIC 8 Scope of IFRS 2

—IFRIC 10 Interim Financial Reporting and Impairment

—IFRIC 11 Group and Treasury Share transactions

IFRIC 4 "Determining whether an Arrangement contains a Lease" requires that an entity should base its assessment of whether an arrangement is, or contains, a lease on its substance rather than its legal form. IFRIC 4 will be effective for the Group for the first time in the year ended 31 October 2007. To date a preliminary assessment has been undertaken. The new guidance is likely to require additional disclosures for arrangements that are, in substance, similar to leases, including certain yacht investor schemes. However, the basis of measurement of these schemes is not expected to change and no affect is expected in the income statement or balance sheet.

2. Segmental Information

Segmental information is presented in the primary format by the Group's business sectors and, in the secondary format, analysed by geography. Segment results (operating profit), assets and liabilities include items directly attributable to a segment as well as those that can be allocated on a reasonable basis. Unallocated items include financial income, financial expense and corporate assets and liabilities.

(A) Sector analysis

The Sector analysis is based on the Group's management and reporting structure. A detailed explanation of each sector is included in the Business and Financial Review.

	Year ended 31 October 2005						
	Mainstream Holidays	Specialist Holidays	Activity Holidays	Online Destination Services	Eliminations	Joint venture and associate	Total Group
	£m	£m	£m	£m	£m	£m	£m
Revenue							
Total revenue	1,361.0	976.2	203.7	153.0	(46.9)	—	2,647.0
Less: Inter segment revenue	(27.9)	—	—	(19.0)	46.9	—	—
Total external revenue	1,333.1	976.2	203.7	134.0	—	—	2,647.0
Operating profit	60.6	30.7	15.9	11.4	—	1.9	120.5
Add back:							
Amortisation of business combination intangibles	—	0.8	1.1	—	—	—	1.9
Taxation on joint venture and associates	—	—	—	—	—	0.9	0.9
Underlying operating profit	60.6	31.5	17.0	11.4	—	2.8	123.3
Net financing expenses							(8.3)
Underlying profit before tax							115.0

	Year ended 31 October 2006						
	Mainstream Holidays	Specialist Holidays	Activity Holidays	Online Destination Services	Eliminations	Joint venture and associate	Total Group
	£m	£m	£m	£m	£m	£m	£m
Revenue							
Total revenue	1,338.9	1,002.0	394.8	202.7	(39.4)	—	2,899.0
Less: Inter segment revenue	(18.7)	(0.1)	(0.8)	(19.8)	39.4	—	—
External revenue							
—continuing operations	1,320.2	984.5	275.0	162.1	—	—	2,741.8
—acquisitions	—	17.4	119.0	20.8	—	—	157.2
Total external revenue	**1,320.2**	**1,001.9**	**394.0**	**182.9**	—	—	**2,899.0**
Operating profit	54.8	29.7	18.1	13.9	—	2.8	119.3
Add back:							
Amortisation of business combination intangibles	—	2.2	8.6	0.5	—	—	11.3
Separately disclosed items	2.5	3.3	—	—	—	—	5.8
Impairment of goodwill	—	1.4	—	—	—	—	1.4
Taxation on joint venture and associate	—	—	—	—	—	1.2	1.2
Underlying operating profit	57.3	36.6	26.7	14.4	—	4.0	139.0
Analysed as:							
—continuing operations	57.3	34.8	21.2	13.3	—	4.0	130.6
—acquisitions	—	1.8	5.5	1.1	—	—	8.4
	57.3	36.6	26.7	14.4	—	4.0	139.0
Net financing expenses							(21.8)
Underlying profit before tax							117.2

Other relevant sector financial information

	31 October 2005						
	Mainstream Holidays	Specialist Holidays	Activity Holidays	Online Destination Services	Corporate	Joint venture and associate	Total Group
	£m	£m	£m	£m	£m	£m	£m
Balance sheet							
Segment assets	353.6	316.3	298.8	143.3	193.1	34.5	1,339.6
Segment liabilities	(506.3)	(174.5)	(80.6)	(83.6)	(218.4)	—	(1,063.4)
Net assets	**(152.7)**	**141.8**	**218.2**	**59.7**	**(25.3)**	**34.5**	**276.2**
Other disclosures							
Capital expenditure	28.2	4.6	31.9	3.2	—	—	67.9
Depreciation and amortisation of software	(25.5)	(3.3)	(10.5)	(2.0)	—	—	(41.3)

	31 October 2006						
	Mainstream Holidays	Specialist Holidays	Activity Holidays	Online Destination Services	Corporate	Joint venture and associate	Total Group
	£m	£m	£m	£m	£m	£m	£m
Balance sheet							
Segment assets	355.2	337.5	458.9	216.3	258.1	36.8	1,662.8
Segment liabilities	(497.8)	(167.6)	(138.9)	(135.3)	(441.2)	—	(1,380.8)
Net assets	**(142.6)**	**169.9**	**320.0**	**81.0**	**(183.1)**	**36.8**	**282.0**
Other disclosures							
Capital expenditure	26.3	4.5	27.3	3.4	—	—	61.5
Depreciation and amortisation of software	(25.1)	(4.2)	(13.1)	(2.5)	—	—	(44.9)

(B) Geographical analysis of business

In presenting information on the basis of secondary geographic segments, segment revenue is based on the geographic location of the customer that generated that revenue. Segment assets and capital expenditure is based on the geographical location of the assets. Other Europe is defined as Continental Europe and Eire excluding France, whilst America includes North and South America and Canada.

	UK		France		Other Europe		America		Rest of the World		Total	
	2005	2006	2005	2006	2005	2006	2005	2006	2005	2006	2005	2006
	£m	£m	£m	£m	£m	£m	£m	£m	£m	£m	£m	£m
Revenue from external customers	1,566.2	1,564.0	351.2	348.5	424.3	469.1	281.4	463.7	23.9	53.7	2,647.0	2,899.0
Capital expenditure	48.5	41.2	8.5	7.7	5.3	5.1	4.3	5.1	1.3	2.4	67.9	61.5
Segment assets	552.2	564.8	180.1	195.7	234.9	273.5	120.0	274.0	24.8	58.1	1,112.0	1,366.1

Segment assets excludes non-operating assets relating to Corporate entities and the Group's joint venture and associate, totalling £296.7m (2005: £227.6m).

(C) Analysis of continuing operations

	Total 2005	Continuing operations 2006	Acquisitions 2006	Total 2006
	£m	£m	£m	£m
Revenue	2,647.0	2,741.8	157.2	2,899.0
Cost of sales	(2,285.7)	(2,372.9)	(120.6)	(2,493.5)
Gross profit	361.3	368.9	36.6	405.5
Administrative expenses	(240.8)	(242.3)	(28.2)	(270.5)
Separately disclosed items	—	(4.1)	(1.7)	(5.8)
Amortisation of business combination intangibles	(1.9)	(2.4)	(8.9)	(11.3)
Impairment of goodwill	—	(1.4)	—	(1.4)
Total administrative expenses	(242.7)	(250.2)	(38.8)	(289.0)
Share of profit of joint venture and associate (net of tax)	1.9	2.8	—	2.8
Operating profit/(loss)	120.5	121.5	(2.2)	119.3
Analysed as:				
Underlying profit before interest and tax	123.3	130.6	8.4	139.0
Separately disclosed items	—	(4.1)	(1.7)	(5.8)
Amortisation of business combination intangibles	(1.9)	(2.4)	(8.9)	(11.3)
Impairment of goodwill	—	(1.4)	—	(1.4)
Taxation on profits of joint venture and associate	(0.9)	(1.2)	—	(1.2)
Operating profit/(loss)	120.5	121.5	(2.2)	119.3

Amortisation of business combination intangibles disclosed relates to the amortisation of intangible assets arising on acquisition of companies since 1 November 2004.

3. Separately disclosed items

	2005	2006
	£m	£m
Reorganisation of back office functions	—	3.2
Business restructuring costs	—	10.6
Other items	—	(8.0)
	—	5.8

Reorganisation of back office functions

Following a strategic review of the Group's UK Mainstream operations, a decision has been made to outsource certain back office functions. This outsourcing is planned to commence in the first half of financial year 2007. The separately disclosed items incurred for this in 2006 of £3.2m relate to set up costs for the outsourced operations and provision for redundancy costs associated with the relocation.

Business restructuring costs

In line with the Group's strategy of remaining cost competitive, during the year a comprehensive review of under performing businesses was performed. This review has resulted in the closure of the Marmara Portugal operation and restructuring of other business units. Costs of £10.6m have been incurred, principally in relation to redundancy and other closure costs associated with the restructuring activities in the Specialist, Activity and Mainstream sectors.

Other items

There have been a number of favourable developments and outcomes in respect of certain commercial transactions and legal settlements in the year. In addition, management has undertaken a review of other accruals. Whilst none of these items are individually significant, it is considered appropriate to separately disclose the aggregate of £8.0m.

4. Net financing expenses

	2005	2006
	£m	£m
Financial income		
Bank interest receivable	4.7	5.0
Interest on pension scheme assets	3.0	3.9
	7.7	8.9
Financial expense		
Bank interest payable on loans and overdrafts	(7.3)	(21.5)
Interest on pension scheme liabilities	(3.8)	(4.5)
Finance lease charges on leases	(1.8)	(1.1)
Interest on discounted liabilities	(3.1)	(3.6)
	(16.0)	(30.7)
Net financing expenses	(8.3)	(21.8)

5. Employees

(A) Average number of employees by sector

	2005 Total	2006 Total
Mainstream Holidays	8,035	7,618
Specialist Holidays	2,983	2,914
Activity Holidays	2,340	3,282
Online Destination Services	1,193	1,504
	14,551	15,318

(B) Staff costs

	2005 Total	2006 Total
Wages and salaries	252.2	256.3
Social security costs	30.2	32.7
Pension costs	12.2	12.2
	294.6	301.2

(C) Pension costs

The Group operates pension schemes for employees eligible and wishing to participate in the schemes. The assets of all the schemes are held separately from the assets of the Group.

Funded defined contribution schemes for employees and Directors (Group schemes)

Pension costs of £8.6m (2005: £8.8m) relating to defined contribution schemes were charged to the income statement.

Funded defined benefit schemes

The Group sponsors three defined benefit schemes, the Air 2000 Retirement Benefits scheme, the Unijet Group Plc Final Salary scheme and the Emerald Star scheme. The contributions required are determined by a qualified actuary on the basis of triennial valuations using the projected unit method.

All three defined benefit schemes are closed to new entrants and under the projected unit method, the service cost as a percentage of pensionable payroll will increase as the members of the scheme approach retirement.

Valuations of the schemes are made by qualified actuaries using market based valuations for the assets and attained age method for the liabilities. The Group recognises all actual gains or losses in the consolidated statement of recognised income and expense.

Air 2000 scheme

The last full actuarial valuation of the scheme was carried out by a qualified independent actuary as at 1 November 2003 and this has been updated on an approximate basis to 31 October 2006 for these financial statements.

In the last full actuarial valuation, the principal valuation assumptions used were rates of investment return of 7.25 per cent. per annum compound (pre-retirement) and 5.5 per cent. per annum compound (post-retirement) and a rate of salary increase of 4.75 per cent. per annum compound. The market value of the scheme's assets as 1 November 2003 was £18.5m, representing 59 per cent. of the benefits that had accrued to members after allowing for expected future increases in earnings.

The signed Schedule of Contributions dated 31 August 2005 stated that the Group's contributions from 1 June 2004 onwards are 34.2 per cent. of contribution salaries for Flight Deck staff and 30.1 per cent. for Ground and Administrative staff. From 1 June 2004 to 31 March 2005 Flight Deck staff have a contribution rate of 7 per cent., from 1 April 2005 to 31 December 2005 8 per cent. and from 1 January 2006 onwards 10 per cent. From 1 June 2004 to 31 March 2005 Ground and Administrative staff have a contribution rate of 5 per cent., from 1 April 2005 to 31 March 2006 6 per cent. and from 1 April 2006 onwards 7 per cent.

The signed Schedule of Contributions dated 30 March 2006 stated that the Group's contributions from 1 April 2006 onwards would be 34.2 per cent. for Flight Deck staff and 30.1 per cent. for Ground and Administrative staff for members not participating in the salary sacrifice of member contributions. If members participate in salary sacrifice then the Group's contributions will be 44.2 per cent. for Flight Deck staff and 37.1 per cent. for Ground and Administrative staff.

From 1 April 2006, Flight Deck staff will have a contribution rate of 10 per cent. and Ground and Administrative staff will have a contribution rate of 7.0 per cent. If members participate in the salary sacrifice of member contributions their contribution rate will be 0 per cent.

In addition, special employer contributions have been paid on 1 June 2006 of £3.5m. Further special employer contributions are payable as follows: £3.4m no later than 1 June 2007 and £0.9m each no later than 1 June 2008, 2009 and 2010 respectively.

The next valuation will be performed and reflected in the accounts for the year ending 31 October 2007.

Unijet scheme

The last full actuarial valuation of the scheme was carried out by a qualified independent actuary as at 1 November 2003 and this has been updated on an approximate basis to 31 October 2006 for these financial statements.

In the last full actuarial valuation, the principal valuation assumptions used were the rates of investment return of 7.25 per cent. per annum compound (pre-retirement) 5.5 per cent. per annum compound (post-retirement) and a rate of salary increase of 4.75 per cent. per annum compound.

The market value of the scheme's assets at the date of the last actuarial valuation was £12.3m, representing 61 per cent. of the benefits that had accrued to members after allowing for expected future increases in earnings. The signed Schedule of Contributions dated 31 August 2005 stated that the Group's contribution rate from 1 November 2004 to 31 August 2005 is 16.4 per cent. of pensionable salaries and from 1 September 2005 onwards 32.1 per cent. From 1 November 2004 to 31 March 2005 employees have a contribution rate of 7 per cent., from 1 April 2005 to 31 December 2005 8 per cent. and from 1 January 2006 onwards 10 per cent.

The signed Schedule of Contributions dated 30 March 2006 stated that the Group contributions from 1 April 2006 onwards would be 32.1 per cent. for employees not participating in the salary sacrifice of member contributions and if employees participate the Group contributions will be 42.1 per cent.

From 1 April 2006, employees will have a contribution rate of 10 per cent. and if employees participate in the salary sacrifice of members contributions their contribution rate will be 0 per cent.

In addition, special employer contributions have been paid on 1 June 2006 of £2.45m. Further special employer contributions are payable as follows: £2.5m no later than 1 June 2007, and £1.2m each no later than 1 June 2008, 2009 and 2010 respectively.

The next valuation will be performed and reflected in the accounts for the year ending 31 October 2007.

Emerald Star scheme

The last full actuarial valuation was carried out by a qualified independent actuary as at 1 July 2005. The principal valuation assumptions used were the rates of investment return of 8.0 per cent. per annum compound and a rate of salary increase of 4.0 per cent. per annum compound. From July 2005 the Group has contributed at an average rate of 2.5 per cent. of contributory earnings. Employees do not contribute. The market value of the scheme's assets at the date of the last actuarial valuation was £1.1m.

The next valuation will be performed and reflected in the accounts for the year ending 31 October 2008.

Disclosure information-funded defined benefit pension schemes

The assets of each scheme have been taken at market value and liabilities have been calculated using the following principal assumptions:

	Emerald Star Scheme per annum		Air 2000 Scheme per annum		Unijet Scheme per annum	
	2005	2006	2005	2006	2005	2006
	%	%	%	%	%	%
Inflation	2.25	2.25	3.00	2.90	3.00	2.90
Salary increases	4.00	4.00	5.00	4.90	5.00	4.90
Rate of discount	4.00	4.00	5.20	5.10	5.20	5.10
Pension in payment increases			3.00	3.00	3.00	3.00
Revaluation rate for deferred pensioners			3.00	2.90	3.00	2.90

The mortality assumptions underlying the value of the accrued liabilities for the Air 2000 and Unijet schemes are based on the following life expectancies from age 65:

	Air 2000 and Unijet schemes	
	Years 2005	Years 2006
Males		
Current pensioner	21.7	21.8
Future pensioner (aged 50)	22.7	22.7
Females		
Current pensioner	24.6	24.7
Future pensioner (aged 50)	25.6	25.6

On this basis, the balance sheet figures are as follows:

	Emerald Star Scheme		Air 2000 Scheme		Unijet Scheme		Total	
	2005	2006	2005	2006	2005	2006	2005	2006
	£m	£m	£m	£m	£m	£m	£m	£m
Assets	1.6	1.8	30.4	39.0	19.5	26.2	51.5	67.0
Liabilities	(1.1)	(1.3)	(50.2)	(53.0)	(34.4)	(37.4)	(85.7)	(91.7)
Surplus/(deficit)	0.5	0.5	(19.8)	(14.0)	(14.9)	(11.2)	(34.2)	(24.7)

The above disclosed position is different to that determined for the long-term funding of the schemes, as different assumptions have been used.

The fair value of assets of the schemes at 31 October 2006 and 31 October 2005 are as follows:

	Emerald Star Scheme		Air 2000 Scheme		Unijet Scheme		Total		Expected returns on all schemes	
	2005	2006	2005	2006	2005	2006	2005	2006	2005	2006
	£m	£m	£m	£m	£m	£m	£m	£m	%	%
Equities	1.2	1.4	19.8	25.5	12.7	17.0	33.7	43.9	7.95	7.72
Bonds	0.2	0.2	10.5	13.4	6.7	9.1	17.4	22.7	4.98	4.99
Cash and other short-term assets	0.2	0.2	0.1	0.1	0.1	0.1	0.4	0.4	4.75	4.95
	1.6	1.8	30.4	39.0	19.5	26.2	51.5	67.0		

The fair value of the schemes' assets are not intended to be realised in the short-term and may be subject to significant change before they are realised.

Changes in the present value of scheme assets are as follows:

	Emerald Star Scheme		Air 2000 Scheme		Unijet Scheme		Total	
	2005	2006	2005	2006	2005	2006	2005	2006
	£m	£m	£m	£m	£m	£m	£m	£m
Balance at 1 November	1.4	1.6	21.2	30.4	13.8	19.5	36.4	51.5
Expected return on plan assets	—	0.1	1.8	2.3	1.2	1.5	3.0	3.9
Company contributions	0.1	—	6.2	5.1	3.5	4.0	9.8	9.1
Member contributions	—	—	0.3	0.2	0.3	0.2	0.6	0.4
Benefits paid	—	—	(0.7)	(1.3)	(0.3)	(0.5)	(1.0)	(1.8)
Experience gains	0.1	0.1	1.6	2.3	1.0	1.5	2.7	3.9
Balance at 31 October	1.6	1.8	30.4	39.0	19.5	26.2	51.5	67.0
Actual return on plan assets	0.1	0.2	3.4	4.6	2.2	3.0	5.7	7.8

Changes in the present value of defined benefit obligations are as follows:

	Emerald Star Scheme		Air 2000 Scheme		Unijet Scheme		Total	
	2005	2006	2005	2006	2005	2006	2005	2006
	£m	£m	£m	£m	£m	£m	£m	£m
Balance at 1 November	0.9	1.1	40.5	50.2	27.6	34.4	69.0	85.7
Current service cost	0.1	—	1.4	1.4	1.1	1.6	2.6	3.0
Interest cost on obligation	—	0.1	2.2	2.6	1.6	1.8	3.8	4.5
Benefits paid	—	—	(0.7)	(1.3)	(0.3)	(0.5)	(1.0)	(1.8)
Member contributions	—	—	0.3	0.2	0.3	0.2	0.6	0.4
Experience losses/(gains)	0.1	0.1	6.5	(0.1)	4.1	(0.1)	10.7	(0.1)
Balance at 31 October	1.1	1.3	50.2	53.0	34.4	37.4	85.7	91.7

The amounts recognised in the income statement for the years ending 31 October 2006 and 31 October 2005 are as follows:

	Emerald Star Scheme		Air 2000 Scheme		Unijet Scheme		Total	
	2005	2006	2005	2006	2005	2006	2005	2006
	£m	£m	£m	£m	£m	£m	£m	£m
Amounts recognised in cost of sales								
Current service cost	0.1	—	1.4	1.4	1.1	1.6	2.6	3.0
Amounts recognised in financial expenses								
Interest cost on obligation	—	0.1	2.2	2.6	1.6	1.8	3.8	4.5
Amounts recognised in financial income								
Expected return on plan assets	—	(0.1)	(1.8)	(2.3)	(1.2)	(1.5)	(3.0)	(3.9)
Total	0.1	—	1.8	1.7	1.5	1.9	3.4	3.6

Amounts recognised in the statement of changes in income and expense during the years ending 31 October 2006 and 31 October 2005 are as follows:

	Emerald Star Scheme		Air 2000 Scheme		Unijet Scheme		Total	
	2005	2006	2005	2006	2005	2006	2005	2006
	£m	£m	£m	£m	£m	£m	£m	£m
Actuarial gain on plan assets	0.1	0.1	1.6	2.3	1.0	1.5	2.7	3.9
Actuarial loss on plan liabilities	(0.1)	(0.1)	(6.5)	0.1	(4.1)	0.1	(10.7)	0.1
Net actuarial gains/(losses) in the year	—	—	(4.9)	2.4	(3.1)	1.6	(8.0)	4.0

The trend history of experience gains and losses for the years ended 31 October 2006 and 31 October 2005 is shown in the above table.

(D) Share options

The Company has established four principal share award/option schemes which are designed to link remuneration to the future performance of the Group: a senior executive performance related share option scheme as well as alternative long-term incentive schemes known as the Restricted Share Plan (RSP), the Deferred Annual Bonus Scheme (DABS) and the Performance Share Plan (PSP).

Options granted and outstanding as well as shares awarded and outstanding in respect of unissued ordinary shares, are as follows:

	No. of shares	Option exercise price (p)	Date first exercisable
Senior Executive Plan	3,200,914	109.50	30 October 2007
	2,661,081	135.25	9 December 2008
Restricted Share Plan	24,099	N/A	14 December 2002
	2,608,508	N/A	31 October 2006
	2,636,034	N/A	9 December 2006
	154,333	N/A	23 December 2006
	125,823	N/A	1 April 2007
	14,212	N/A	28 April 2007
	87,976	N/A	27 July 2007
	419,548	N/A	13 October 2007
	2,827,113	N/A	14 December 2007
	267,536	N/A	23 December 2007
Deferred Annual Bonus Scheme	2,477,581	N/A	14 December 2008
Performance Share Plan	2,742,632	N/A	14 December 2008
	206,342	N/A	19 June 2009
	20,453,732		

As at 31 October 2006 there were 5,152,414 (2005: 7,565,589) ordinary shares held by the First Choice Employee Benefit Trust. The Trust is funded by the Group by way of loans.

The number of share options is as follows:

	Number of awards/ options 2005	Number of awards/ options 2006
Outstanding at beginning of the year	20,480,130	19,125,375
Forfeited during the period	(754,402)	(1,427,680)
Exercised during the period	(4,178,601)	(2,984,771)
Granted during the period	3,578,248	5,740,808
Outstanding at the end of the year	19,125,375	20,453,732

2,608,508 awards or options were exercisable at the end of the year (2005: nil).

The fair value of services received in return for share options granted is measured by reference to the fair value of share options granted. The estimate of fair value of services received is measured using binomial or simulation valuation models, depending on the vesting criteria. The following variables are built into these models at the date of granting of the options:

	2003	2004	2005	2006
Information relating to fair values of share option and awards granted				
Fair value at measurement date	£0.68–£0.85	£1.05–£1.19	£0.92–£1.32	£1.35–£2.02
Share price	£0.78–£0.98	£1.21–£1.37	£1.52–£1.53	£2.17–£2.29
Exercise price	0	0	0	0
Expected volatility	38.8%–39.4%	34.3%–39.4%	32.1%–32.7%	23.4%–27.8%
Option life	3–4 years	3–5 years	3–4 years	3 years
Expected dividends	4.0%	4.0%	4.0%	4.0%
Risk free interest rate	3.8%–4.2%	4.6%–5.2%	4.4%–4.5%	4.29%–4.32%

Expected volatility is based on historic volatility adjusted for changes to future volatility indicated by publicly available information. Share options are granted under a service condition.

Employee expenses for the year relating to share based schemes are:

	2005 £m	2006 £m
Share options granted in 2003	0.2	—
Share options granted in 2004	1.8	2.1
Share options granted in 2005	1.0	1.1
Share options granted in 2006	—	2.7
Expense arising for share appreciation rights	0.2	0.2
Changes in fair value of share appreciation rights	0.1	—
	3.3	6.1
Total carrying amount of share appreciation liabilities	0.2	0.2

The future estimated expense for share option schemes outstanding at 31 October is:

	2005 £m	2006 £m
To be incurred within one year	4.1	5.9
To be incurred after more than one year	4.4	5.0
	8.5	10.9

6. Income, expenses and auditor remuneration

	2005 £m	2006 £m
Included in profit for the year are the following:		
Operating lease income, aircraft	(6.0)	(5.6)
Operating lease rentals, land and buildings	43.0	39.8
Operating lease rentals, aircraft and other equipment	74.2	76.9
Depreciation of property, plant and equipment	36.0	38.8
Amortisation of intangible assets	7.4	17.4
Charge for share based payments	3.2	6.1
Gain on sale of property plant and equipment	(0.4)	(0.9)
(Loss)/gain on foreign currency retranslation	(2.2)	(0.2)
Government grants	(0.9)	(0.3)
Impairment of goodwill on closure of business	—	1.4
Auditors' remuneration		
Auditors' remuneration for these financial statements and other Group:		
subsidiary financial statements pursuant to legislation	0.8	0.9
Other services pursuant to legislation (regulatory reporting)	0.1	0.1
Services relating to corporate finance transactions	0.1	0.1
Other services	0.1	0.2

Other services relate to accounting advice in respect of the transition to Adopted IFRSs. The audit fee for the Company was £11,000 (2005: £10,250).

7. Taxation

The tax charge can be summarised as follows:

	2005 £m	2006 £m
(i) Analysis of charge in year		
Current tax expense:		
UK corporation tax on profits of the year	23.7	—
Non-UK tax on profits of the year	9.7	8.2
Adjustments in respect of previous years	1.0	(2.5)
	34.4	5.7
Deferred tax expense:		
Origination and reversal of timing differences:		
—Current year UK	(2.6)	17.9
—Current year non-UK	1.9	(0.9)
—Adjustments in respect of previous years	(1.8)	2.5
	(2.5)	19.5
Total income tax expense in income statement	31.9	25.2

(ii) Reconciliation of effective tax rate

The total tax charge for the year is lower (2005: lower) than the standard rate of corporation tax in the UK of 30 per cent. (2005: 30 per cent.). The differences are explained below:

	2005 £m	2005 %	2006 £m	2006 %
Profit before tax reported in the income statement	112.2		97.5	
Less share of profit in joint venture and associate	(1.9)		(2.8)	
	110.3		94.7	
Income tax on profit before tax excluding share of joint venture and associate at the standard rate of UK tax of 30 per cent. (2005: 30 per cent.)	33.1	30.0%	28.4	30.0%
—Expenses not deductible for tax purposes	2.5	2.2%	0.3	0.3%
—Utilisation of tax losses	(2.7)	(2.5)%	(6.5)	(6.9)%
—Non-utilisation of tax losses	2.2	2.0%	2.8	3.0%
—Higher tax rates on overseas earnings	1.4	1.3%	1.7	1.8%
—Lower tax rates on overseas earnings	(3.8)	(3.4)%	(1.5)	(1.6)%
—Adjustments to tax charge in respect of previous periods	(0.8)	(0.7)%	—	—
Total income tax expense in income statement	31.9	28.9%	25.2	26.6%

The effective rate of taxation is 26.6 per cent. (2005: 28.9 per cent.). The underlying rate of taxation is 27.6 per cent. It is expected that an effective tax rate of 28 per cent. will be sustainable in the medium-term.

Due to an equal and opposite reversal of deferred taxation temporary differences, no UK corporation tax is payable in the year ended 31 October 2006. There is no effect on the total tax charge.

(iii) Deferred tax recognised directly in equity

The following taxation has been recorded directly in equity within the statement of recognised income and expense:

	2005 £m	2006 £m
Cash flow hedges	—	(18.1)
Equity-settled transactions	(3.2)	(4.7)
Defined benefit pension plans	(2.4)	1.2
Exchange differences	0.4	—
Total	(5.2)	(21.6)

8. Dividends

Ordinary shares

The following dividends have been deducted from equity in the year:

	2005 £m	2006 £m
Interim dividend paid for 2005 of 1.95p per share (2004: 1.75p)	9.1	10.1
Final ordinary dividend paid for 2005 of 4.65p (2004: 3.75p)	19.5	24.4
	28.6	34.5

The interim dividend in respect of the six-month period to 30 April 2006 of 2.25p per share was paid on 1 November 2006 and this dividend of £11.8m will be recognised as a deduction from equity in the year ending 31 October 2007.

Subsequent to the balance sheet date, the Directors have proposed a final dividend of 5.4p per share (2005: 4.65p) payable on 10 April 2007 to the holders of relevant shares on the register at 9 March 2007. The final proposed dividend amounts to £28.3m (2005: £24.4m) and will, after approval by shareholders, be recognised in the financial statements for the year ended 31 October 2007. The final ordinary dividend of 5.4p per share, together with the interim dividend of 2.25p per share, makes a total dividend of 7.65p per share relating to the year ended 31 October 2006 (2005: 6.6p).

A dividend reinvestment plan was introduced for the first time with respect to the final dividend payable for the year ended 31 October 2000. Those shareholders who have not elected to participate in this plan, and who would like to participate with respect to the 2006 final dividend, may do so by contacting Lloyds TSB Registrars direct on 0870 241 3018. The last day for election for the final proposed dividend is 16 March 2007 and any requests should be made in good time ahead of that date.

Preference shares

All preference shares were redeemed by the Group during the comparative year on 27 July 2005. Preference shares were accounted for as equity in the year ended 31 October 2005, prior to the adoption by the Group of IAS 32 (see note 1). In the year ended 31 October 2005, preference share dividends of £10.0m were deducted from equity.

9. Earnings per share

The basic earnings per ordinary share is calculated by dividing the profit attributable to ordinary shareholders by the applicable weighted average number of ordinary shares in issue during the year, excluding those held in the employee share ownership trusts. The diluted earnings per share is calculated on profits attributable to ordinary shareholders divided by the adjusted weighted average number of ordinary shares, which takes account of the outstanding share options, where their conversion is dilutive. The additional earnings per share measures have been given to provide the reader of the accounts with a better understanding of the results.

	Earnings 2005	Weighted average no. of shares 2005	Earnings per share 2005	Earnings 2006	Weighted average no. of shares 2006	Earnings per share 2006
	£m	millions	pence	£m	millions	pence
(i) Basic earnings per share						
Basic earnings per share	70.1	519.5	13.5	72.0	524.7	13.7
Amortisation of business combination intangibles and impairment of goodwill (net of tax)	1.9	—	0.4	8.4	—	1.6
Basic earnings per share before amortisation of business combination intangibles and impairment of goodwill (net of tax)	72.0	519.5	13.9	80.4	524.7	15.3
Separately disclosed items (net of tax)	—	—	—	4.1	—	0.8
Basic underlying earnings per share	72.0	519.5	13.9	84.5	524.7	16.1
(ii) Diluted earnings per share						
Basic earnings per share	70.1	519.5	13.5	72.0	524.7	13.7
Effect of dilutive securities —Options	—	9.6	(0.3)	—	19.8	(0.5)
Diluted earnings per share	70.1	529.1	13.2	72.0	544.5	13.2
Amortisation of business combination intangibles and impairment of goodwill (net of tax)	1.9	—	0.4	8.4	—	1.6
Diluted earnings per share before amortisation of business combination intangibles and impairment of goodwill (net of tax)	72.0	529.1	13.6	80.4	544.5	14.8
Separately disclosed items (net of tax)	—	—	—	4.1	—	0.8
Diluted underlying earnings per share	72.0	529.1	13.6	84.5	544.5	15.6

10. Intangible assets

	Computer software	Goodwill	Brands	Order book	Customer databases	Total
	£m	£m	£m	£m	£m	£m
Cost						
At 1 November 2004	21.2	462.1	—	—	—	483.3
Additions	8.1	—	—	—	—	8.1
Acquisition through business combinations	—	60.9	3.7	2.6	1.7	68.9
Revision to consideration on prior year acquisition	—	3.2	—	—	—	3.2
Disposals	—	(0.2)	—	—	—	(0.2)
Exchange adjustments	—	0.6	—	—	—	0.6
At 31 October 2005	29.3	526.6	3.7	2.6	1.7	563.9
Additions	13.5	—	—	—	—	13.5
Acquisition through business combinations	0.2	130.0	22.1	7.2	7.0	166.5
Revision to consideration on prior year acquisitions	—	(2.6)	—	—	—	(2.6)
Exchange adjustments	(0.3)	(12.3)	(1.2)	(0.4)	(0.4)	(14.6)
At 31 October 2006	**42.7**	**641.7**	**24.6**	**9.4**	**8.3**	**726.7**
Amortisation and impairment losses						
At 1 November 2004	10.8	85.7	—	—	—	96.5
Amortisation	5.3	—	0.1	1.5	0.3	7.2
Exchange adjustments	0.2	—	—	—	—	0.2
At 31 October 2005	16.3	85.7	0.1	1.5	0.3	103.9
Amortisation	6.1	—	1.7	7.4	2.2	17.4
Impairment losses	—	1.4	—	—	—	1.4
Exchange adjustments	(0.1)	—	(0.1)	—	—	(0.2)
At 31 October 2006	**22.3**	**87.1**	**1.7**	**8.9**	**2.5**	**122.5**
Carrying value						
At 1 November 2004	10.4	376.4	—	—	—	386.8
At 31 October 2005	13.0	440.9	3.6	1.1	1.4	460.0
At 31 October 2006	**20.4**	**554.6**	**22.9**	**0.5**	**5.8**	**604.2**

Amortisation of intangible assets is recognised within the administrative expenses in the income statement.

The impairment losses incurred in 2006 relate to the closure of the Marmara Portugal division and the write off of all related goodwill to reflect a nil recoverable amount. The £1.4m impairment charge is disclosed separately on the face of the income statement.

Amortisation of business combination intangibles totalling £11.3m shown in the income statement relates to the amortisation charge during the year of brands, the order book and customer databases.

Goodwill is analysed by Sector as follows:

	Mainstream Holidays	Specialist Holidays	Activity Holidays	Online Destination Services	Corporate	Total Group
	£m	£m	£m	£m	£m	£m
At 31 October 2006	56.0	189.8	206.0	101.8	1.0	554.6
At 31 October 2005	56.0	184.3	113.3	86.3	1.0	440.9

The recoverable amount of goodwill in all Sectors has been determined based on value in use.

Those calculations use cash flow projections based on actual operating results and the Group's latest five-year business plan. Cash flows for a further five-year period are extrapolated using an inflationary only growth rate of up to 2 per cent. This total period of ten years is considered a prudent assumption in the context of the anticipated greater longevity of the Group's brands and business model in each Sector.

A pre-tax discount rate of 9.0 per cent. has been used in discounting projected cash flows.

Based on the calculations undertaken, the Directors consider that the carrying value of goodwill in each Sector does not exceed its recoverable amount.

Key assumptions are in respect of the short-term post acquisition earnings of acquired operations within the Activity and Specialist Sectors. The forecast earnings of these newly acquired businesses are inherently more judgmental in the short and medium-term.

11. Property, plant and equipment

	Land and buildings	Ships, yachts and motor boats	Aircraft and equipment	Computer equipment	Other	Total
	£m	£m	£m	£m	£m	£m
Cost						
At 1 November 2004	98.4	126.9	82.3	51.1	31.4	390.1
Exchange adjustments	—	(0.9)	—	0.1	(0.1)	(0.9)
Additions	4.6	26.5	9.4	15.1	6.3	61.9
Disposals	(3.9)	(12.1)	(3.1)	(1.1)	(3.8)	(24.0)
Transferred to assets held for sale	(8.8)	0.1	—	—	1.0	(7.7)
At 31 October 2005	90.3	140.5	88.6	65.2	34.8	419.4
Exchange adjustments	(0.4)	(0.6)	—	(0.2)	(0.3)	(1.5)
Additions	19.9	42.1	8.9	4.4	3.5	78.8
Disposals	(3.6)	(9.7)	(0.4)	(1.4)	(3.4)	(18.5)
Transferred to assets held for sale	(0.6)	(2.4)	—	—	—	(3.0)
At 31 October 2006	**105.6**	**169.9**	**97.1**	**68.0**	**34.6**	**475.2**
Depreciation						
At 1 November 2004	24.6	17.5	33.7	23.0	15.1	113.9
Exchange adjustments	0.1	(0.2)	—	0.1	—	—
Provided in the year	5.7	7.3	6.0	11.2	5.8	36.0
Disposals	(2.0)	(5.0)	(2.7)	(1.0)	(2.8)	(13.5)
Transferred to assets held for sale	(1.0)	—	—	—	—	(1.0)
At 31 October 2005	27.4	19.6	37.0	33.3	18.1	135.4
Exchange adjustments	(0.2)	(0.2)	—	(0.1)	(0.1)	(0.6)
Provided in the year	8.2	8.4	7.0	11.8	3.4	38.8
Disposals	(1.4)	(4.4)	(0.3)	(0.9)	(3.0)	(10.0)
Transferred to assets held for sale	—	(0.8)	—	—	—	(0.8)
At 31 October 2006	**34.0**	**22.6**	**43.7**	**44.1**	**18.4**	**162.8**
Net book value						
At 1 November 2004	73.8	109.4	48.6	28.1	16.3	276.2
At 31 October 2005	62.9	120.9	51.6	31.9	16.7	284.0
At 31 October 2006	**71.6**	**147.3**	**53.4**	**23.9**	**16.2**	**312.4**

Other fixed assets with a combined net book value as at 31 October 2006 of £16.2m (2005: £16.7m) comprise £14.8m (2005: £15.8m) of fixtures and fittings, £1.4m (2005: £0.8m) of motor vehicles and £nil (2005: £0.1m) of ski equipment.

Fixed asset additions of £78.8m include £30.8m of fixed assets acquired in business combinations during the year (2005: £2.1m).

Land and buildings comprise freehold and short leasehold properties with net book values of £16.0m (2005: £19.5m) and £54.7m (2005: £51.2m) respectively.

The net book value of assets held under finance leases and hire purchase contracts at 31 October 2006 was £16.2m (2005: £32.1m). The depreciation charged in the year for these assets was £1.3m (2005: £3.6m).

12. Investments in joint venture and associate

The Group's equity investment in its joint venture and associate is recorded in the financial statements as follows:

	Share of net assets of joint venture	Share of net assets of associate	Total
	£m	£m	£m
Cost			
At 1 November 2005	29.3	1.8	31.1
Dividend received	—	(0.5)	(0.5)
Share of profits for the year	2.5	1.5	4.0
Share of tax charge	(0.7)	(0.5)	(1.2)
At 31 October 2006	**31.1**	**2.3**	**33.4**
Goodwill			
At 1 November 2005	3.4	—	3.4
At 31 October 2006	**3.4**	**—**	**3.4**
Net book value			
At 31 October 2005	32.7	1.8	34.5
At 31 October 2006	**34.5**	**2.3**	**36.8**

Name of company	Proportion held	Nature of business	Country of registration/ incorporation	Investment held by
Hays Travel Limited	37.75%	Travel agent	England and Wales	First Choice Holidays PLC
Sunshine Cruises Limited	50.00%	Cruise operator	England and Wales	First Choice Holidays PLC

All proportions held are in ordinary shares.

There is a put option on the Group to acquire the remaining shareholding of the Group's associate, Hays Travel Limited. The option has not been exercised. Its value is dependent on the future profitability of Hays Travel Limited.

Sunshine Cruises Limited (trading as Island Cruises) was set up as a joint venture with Royal Caribbean Cruises Ltd. (RCCL) in July 2000. The share of profits recognised in respect of the joint venture represents the Group's share of the profit generated in the year.

Included within the Group's consolidated financial statements is the Group's 50 per cent. share of the following items accounted for using the equity method:

100% values	Joint venture 2005	Joint venture 2006
	£m	£m
Revenue	51.6	95.3
Operating profit	3.6	5.0
Taxation	(1.0)	(1.5)
Profit for the year	2.6	3.5
Non-current assets	51.4	58.1
Current assets	25.9	27.6
Non-current liabilities	(4.2)	(5.6)
Current liabilities	(14.4)	(17.9)
Net assets	58.7	62.2

13. Investments

Trade investments	2005	2006
	£m	£m
Fair value		
At 1 November	0.8	0.8
Acquisitions	0.1	—
Disposal	(0.1)	(0.1)
Foreign exchange movements	—	(0.1)
At 31 October	0.8	0.6

Acquisitions

(a) Acquisitions in the year ended 31 October 2006

Acquisitions were made in the year for a total of £153.2m, including £4.5m of acquisition expenses. These acquisitions gave rise to provisional goodwill of £130.0m. The acquired businesses are all wholly owned and their acquisition dates were:

Sector and entity	Country of operation	Acquisition date	Consideration
			£m
Specialist Holidays			
Jumpstreet	Canada	April 2006	1.7
School Voyageurs	Canada	April 2006	2.3
Educatours	Canada	April 2006	1.4
Educational Tours, Inc	USA	April 2006	11.1
Activity Holidays			
Grand Expeditions	USA	December 2005	43.1
Intrav, Inc.	USA	January 2006	26.7
Trek Holidays	Canada	January 2006	4.8
TravelClass	UK	May 2006	4.2
Your Man Tours	USA	June 2006	28.2
Sawadee	Netherlands	June 2006	3.5
Trip n Tours	USA	August 2006	0.7
Online Destination Services			
Meridian	Greece	January 2006	3.5
Pacific World	Asia	August 2006	17.5
			148.7
Acquisition expenses			4.5
Total investment cost			153.2

Net assets/(liabilities) acquired

	Note	Book value prior to acquisition	Accounting policy adjustments	Fair value adjustments	Fair value of net assets/(liabilities) acquired
		£m	£m	£m	£m
Intangible assets	1	2.8	—	33.7	36.5
Property, plant and equipment	2	34.1	(4.5)	1.2	30.8
Assets held for sale	3	14.8	—	(5.2)	9.6
Other non-current assets	4	0.3	4.4	—	4.7
Current assets (excluding cash)	5	39.0	(2.9)	2.6	38.7
Cash		40.0	—	—	40.0
Current liabilities	6	(107.3)	(0.1)	(5.0)	(112.4)
Non-current liabilities	7	(11.2)	0.6	(13.6)	(24.2)
Total net assets acquired		12.5	(2.5)	13.7	23.7
Total investment cost					153.2
Net assets acquired (as above)					(23.7)
Minority interest in assets acquired					0.5
Provisional goodwill arising					130.0

1. Elimination of goodwill existing in balance sheets at acquisition and inclusion of the fair value of IFRS 3 business combination intangible assets.
2. Impairment and revaluation of property plant and equipment; reclassification of leasehold property.
3. Impairment of Intrav, Inc ships prior to disposal.
4. Reclassification of leasehold property.
5. Elimination of deferred costs; recognition of deferred tax assets.
6. Recognition of a potential corporation tax liability.
7. Recognition of deferred tax liabilities.

Net assets/(liabilities) acquired and the provisional goodwill arising are analysed individually for the following acquisitions:

	Net assets book value prior to acquisition	Accounting policy adjustments	Fair value adjustments	Fair value of net assets /(liabilities) acquired
	£m	£m	£m	£m
Grand Expeditions				
—Intangible assets	—	—	12.4	12.4
—Tangible fixed assets	11.7	(4.5)	6.5	13.7
—Other non-current assets	0.3	4.5	—	4.8
—Current assets (excluding cash)	14.0	(1.0)	2.5	15.5
—Cash	7.6	—	—	7.6
—Current liabilities	(37.3)	—	(5.0)	(42.3)
—Non-current liabilities	(10.1)	—	(5.0)	(15.1)
Total net (liabilities) acquired	(13.8)	(1.0)	11.4	(3.4)
Total investment cost				44.7
Provisional goodwill arising				48.1
Intrav, Inc				
—Intangible assets	0.2	—	0.6	0.8
—Tangible fixed assets	21.5	—	(5.3)	16.2
—Assets held for sale	14.3	—	(5.2)	9.1
—Current assets (excluding cash)	4.4	—	—	4.4
—Cash	5.9	—	—	5.9
—Current liabilities	(24.1)	—	—	(24.1)
—Non-current liabilities	—	—	(0.2)	(0.2)
Total net assets acquired	22.2	—	(10.1)	12.1
Total investment cost				26.9
Provisional goodwill arising				14.8
Your Man Tours				
—Intangible assets	0.1	—	8.1	8.2
—Current assets (excluding cash)	5.1	(1.8)	—	3.3
—Cash	10.3	—	—	10.3
—Current liabilities	(13.2)	—	—	(13.2)
—Non-current liabilities	(0.9)	0.5	(3.2)	(3.6)
Total net assets acquired	1.4	(1.3)	4.9	5.0
Total investment cost				28.4
Provisional goodwill arising				23.4

The consideration payable is made up of:

	£m
Cash	129.3
Deferred consideration	13.6
Contingent consideration	5.8
Total consideration	148.7

(b) Cash flows arising in respect of acquisitions

Total cash flows relating to acquisitions in the year, including amounts paid in respect of deferred and contingent consideration arising on prior year acquisitions are as follows:

	2005 Max	2005 Paid	2006 Max	2006 Paid
	£m	£m	£m	£m
Acquisitions in the year	53.4	53.4	129.3	129.3
Deferred & contingent consideration arising	12.1	—	19.4	—
	65.5	53.4	148.7	129.3
Acquisition expenses paid in the year	1.8	1.8	4.5	4.5
Total consideration	67.3	55.2	153.2	133.8
Cash acquired with acquisitions		(23.7)		(40.0)
Cash paid relating to prior year acquisitions		1.6		14.3
Net cash outflow in the year relating to acquisitions		33.1		108.1

Movements in deferred and contingent consideration in the year were as follows:

	Deferred consideration	Contingent consideration	Loan notes	Total
	£m	£m	£m	£m
At 1 November 2005	19.6	9.4	—	29.0
Recognised in the year relating to current year acquisitions	7.7	5.8	5.9	19.4
Adjustments to amounts recognised in respect of prior year acquisitions	—	(0.7)	—	(0.7)
Cash paid	(11.4)	(3.4)	—	(14.8)
Exchange differences	(0.6)	(0.6)	(0.3)	(1.5)
At 31 October 2006	15.3	10.5	5.6	31.4

Offsetting the cash paid of £14.8m in the year is a refund of consideration relating to a prior year acquisition, of £0.5m, giving net cash paid of £14.3m.

The contingent consideration payable is in respect of the acquisitions listed below. It is dependent on the results of the businesses over the following periods or the final determination of the working capital balance at the acquisition date, and the Directors believe the amounts provided reflect the most likely outcome in each case:

Acquisition	Basic of calculation of contingent consideration	Period for calculation of contingent consideration	Maximum contingent consideration	Consideration provided for in these accounts
Trek Holidays	Earnings	Years ending 31 October 2006–2010	C$6.0m	C$6.0m
Jumpstreet	Working capital	N/A	N/A	C$0.5m
School Voyageurs	Working capital	N/A	N/A	C$0.5m
Educatours	Working capital	N/A	N/A	C$0.4m
Educational Tours, Inc	Working capital	N/A	N/A	US$2.1m
Sawadee	Earnings	Calendar year 2006	€1.4m	€1.4m

All acquisitions have been accounted for using the purchase method, as required by IFRS 3. It should be noted that certain fair value adjustments have necessarily been prepared on a provisional basis. Experience may result in the revisions to fair values in the subsequent accounting period.

(c) Residual goodwill

A consistent process is undertaken at each acquisition to identify the fair value of separable assets and liabilities acquired, including the fair value of intangible assets, being brands, order books and customer databases. The residual goodwill on acquisition represents the value of assets and earnings that do not form separable assets under IFRS3 but nevertheless are expected to contribute to the future results of the Group.

At 31 October 2006, the residual goodwill represents mainly:

- Market knowledge of particular geographic areas such as the Americas and the Far East.
- Knowledge of particular market segments, for example escorted tours.
- Involvement of existing management and employees and transfer of their knowledge of the operation of the business model.
- Integration synergies, particularly cost optimisation in our yacht holidays businesses.
- The ability to sell acquired product through existing channels and existing product through acquired channels.

(d) Income statement

If the businesses that were acquired at various times during the year ended 31 October 2006 had been part of the Group since 1 November 2005, the impact on revenue and profit would not have been material to the Group. This is mainly due to the timing of the three largest acquisitions, which have been part of the Group for their most profitable months in the year. The revenues and operating profits of acquisitions made in the year are reported in note 2.

14. Non-current trade and other receivables

	2005	2006
	£m	£m
Prepaid accommodation	52.3	65.2
Aircraft deposits	8.3	10.8
Other long-term debtors	—	4.0
	60.6	80.0

15. Deferred tax assets and liabilities

	Assets 2005	Assets 2006	Liabilities 2005	Liabilities 2006	Net 2005	Net 2006
	£m	£m	£m	£m	£m	£m
Property, plant and equipment	—	—	(21.1)	(21.5)	(21.1)	(21.5)
Intangible assets	—	4.1	(0.2)	(12.8)	(0.2)	(8.7)
Other investments	—	—	(2.3)	—	(2.3)	—
Employee benefits	17.5	16.2	—	—	17.5	16.2
Financial instruments and foreign exchange	—	17.4	—	—	—	17.4
Other short-term temporary differences	28.1	14.9	(0.2)	—	27.9	14.9
Tax value of loss carry forwards recognised	4.2	4.2	—	—	4.2	4.2
Total	49.8	56.8	(23.8)	(34.3)	26.0	22.5

Unrecognised deferred tax assets

Deferred tax assets have not been recognised in respect of the following items:

	2005	2006
	£m	£m
Capital losses	4.5	2.1
Other losses	40.8	28.0
	45.3	30.1

These assets have not been recognised because the Directors are not certain that any benefits will arise in the foreseeable future.

At 31 October 2006, a deferred tax liability of £2.4m (2005: £1.7m) relating to profits arising in respect of investments in overseas subsidiaries has not been recognised because the Group controls whether the liability will be incurred and is satisfied that it will not be incurred in the foreseeable future.

There are no other unprovided deferred tax liabilities.

Movements in temporary difference during the prior year are analysed as follows:

	Balance at 1 November 2004	Arising on acquisition	Recognised/ (charged) in income	Recognised/ (charged) in equity	Exchange movement	Balance at 31 October 2005
	£m	£m	£m	£m	£m	£m
Property, plant and equipment	(18.5)	—	(2.6)	—	—	(21.1)
Intangible assets	—	—	(0.2)	—	—	(0.2)
Other investments	(2.3)	—	—	—	—	(2.3)
Employee benefits	10.5	—	1.8	5.2	—	17.5
Other short-term temporary differences	22.1	—	5.5	—	0.3	27.9
Tax value of loss carry forwards recognised	6.2	—	(2.0)	—	—	4.2
Total	18.0	—	2.5	5.2	0.3	26.0

Movements in temporary differences during the year:

	Balance at 1 November 2005	Arising on acquisition	Recognised/ (charged) in income	Recognised/ (charged) in equity	Balance at 2006 31 October
	£m	£m	£m	£m	£m
Property, plant and equipment	(21.1)	—	(0.4)	—	(21.5)
Intangible assets	(0.2)	(5.6)	(2.9)	—	(8.7)
Other investments	(2.3)	—	2.3	—	—
Employee benefits	17.5	—	(4.8)	3.5	16.2
Financial instruments and foreign exchange	—	—	(0.7)	18.1	17.4
Other short-term temporary differences	27.9	—	(13.0)	—	14.9
Tax value of loss carry forwards recognised	4.2	—	—	—	4.2
Total	26.0	(5.6)	(19.5)	21.6	22.5

Property, plant and equipment temporary differences principally relate to accelerated capital allowances received in the UK. Employee benefit temporary differences arise in respect of defined benefit pension scheme liabilities, holiday pay accruals and future deductions available on the exercise of employee share options. Financial instruments and foreign exchange temporary differences arise in respect of financial instruments accounted for under IAS 39 and principally reflect the fair value at 31 October 2006 of cash flow hedging derivatives that will be settled against future transactions. Other short-term temporary differences relate to operating expenses and related accruals. The reversal of other short-term temporary differences in the current year principally relates to the current tax deduction of selling costs that were deferred under UK GAAP but are expensed as incurred under Adopted IFRSs.

16. Inventories

	2005	2006
	£m	£m
Raw materials and supplies	8.8	10.1
Finished goods	1.0	5.5
Total	9.8	15.6

17. Trade and other receivables

	2005	2006
	£m	£m
Trade debtors	107.4	156.4
Other debtors	73.4	86.6
Prepayments	125.0	133.1
	305.8	376.1

18. Cash and cash equivalents

	2005	2006
	£m	£m
Cash	40.3	117.5
Short-term liquid assets	46.9	54.7
Deposits at bank maturing within one month	38.1	5.3
Cash and cash equivalents	125.3	177.5

Cash and cash equivalents includes £54.7m (2005: £46.9m) that is not available for immediate use by the Group. This represents monies held in trust to meet regulatory requirements.

19. Assets classified as held for sale

	2005	2006
	£m	£m
Yachts and motor boats	1.1	0.8
Land and buildings	7.9	0.4
	9.0	1.2

No adjustment has been required to record these assets at the lower of their carrying value and fair value less costs to sell.

20. Interest-bearing loans and borrowings

	2005	2006
	£m	£m
Current liabilities		
Bank loans and overdrafts	56.9	5.5
Loan notes	—	0.8
Finance leases (and hire purchase contracts)	16.4	2.3
	73.3	8.6

	2005	2006
	£m	£m
Non-current liabilities		
Bank loans	31.4	262.5
Loan notes	—	4.8
Finance leases (and hire purchase contracts)	2.5	4.9
	33.9	272.2

The bank loans and loan notes are repayable:

	2005	2006
	£m	£m
Within one year	56.9	6.3
Between one and five years	23.2	266.3
After five years	8.2	1.0
	88.3	273.6

Included within amounts payable within one year are bank overdrafts of £nil (2005: £19.9m) that are repayable on demand. Some loans are secured on the underlying assets of the company in whose name the borrowings are made. Finance lease liabilities relate to the leasing of aircraft and boats.

Group obligations under finance leases and hire purchase contracts are payable as follows:

	Principal	Interest	Minimum lease payments 2005	Principal	Interest	Minimum lease payments 2006
	£m	£m	£m	£m	£m	£m
In respect of aircraft, yachts and equipment payable within:						
One year	16.4	0.5	16.9	2.2	0.4	2.6
Two to five years	2.5	0.2	2.7	5.0	0.5	5.5
	18.9	0.7	19.6	7.2	0.9	8.1

Security given in respect of finance leases and hire purchase contracts consists of fixed charges over the respective assets. Further details are set out in note 25.

21. Current trade and other payables

	2005	2006
	£m	£m
Trade creditors	183.5	187.6
Other creditors	54.7	33.8
Other taxes and social security costs	24.1	21.3
Accruals and deferred income	287.1	357.3
Client money received in advance	237.8	263.5
Amounts owed to joint venture	2.6	2.4
	789.8	865.9

Included in other creditors are amounts in respect of contingent and deferred consideration payable for acquisitions of £8.1m (2005: £17.8m). Further details are set out in note 13(b).

22. Provisions for liabilities and charges

	Aircraft maintenance	Other	Total
	£m	£m	£m
At 1 November 2004	45.1	1.8	46.9
Provided in the year	51.2	—	51.2
Unwinding of discounted amount	3.1	—	3.1
Costs incurred	(44.1)	—	(44.1)
Exchange movements	(2.4)	—	(2.4)
At 31 October 2005	52.9	1.8	54.7
Adoption of IAS 32/39	(4.2)	—	(4.2)
At 1 November 2005	48.7	1.8	50.5
Provided in the year	42.3	—	42.3
Unwinding of discounted amount	3.6	—	3.6
Costs incurred	(47.9)	—	(47.9)
Exchange movements	(0.7)	—	(0.7)
At 31 October 2006	**46.0**	**1.8**	**47.8**

Of the aircraft maintenance provisions, £17.6m (2005: £21.3m) are estimated to be payable in less than one year.

Aircraft maintenance

In respect of aircraft, due to the legal obligations placed upon the Group under the terms of certain operating leases, provision is made for maintenance, overhaul and repair costs of operating leased airframes, engines and other aircraft components. The provision is based on total anticipated costs and intervals between maintenance events. It is calculated by reference to costs experienced and published manufacturers data. The charge to the income statement is calculated by reference to the number of hours operated, cycles flown and the passage of time, and by reference to the length of the full overhaul cycle and the life cycle of each asset within the business.

The cost of major overhauls of owned airframes, engines and rotable spares is capitalised and depreciated over the period until the next scheduled major overhaul.

23. Other non-current liabilities

	2005	2006
	£m	£m
Deferred and contingent consideration (note 13(b))	11.2	17.7
Accruals and deferred income	14.1	22.4
	25.3	40.1

24. Share capital and reserves

(a) Share capital

	2005	2006
	£m	£m
Authorised		
800,000,000 (2005: 800,000,000) ordinary shares of 3p each	24.0	24.0
Allotted, called up and fully paid		
530,230,326 (2005: 529,658,730) ordinary shares	15.9	15.9

The Company issued 571,596 new ordinary shares in the year, with none of these shares being in respect of acquisitions. The new ordinary shares were issued in respect of the following:

	No. of shares
Restricted Share Plan	403,359
Savings Related Share Option Scheme	168,237
	571,596

The share premium arising on the above issues was £0.5m.

(b) Capital and reserves

	Share capital	Share premium	Other reserve	Retained earnings	Equity holders of parent	Minority interests	Total
	£m	£m	£m	£m	£m	£m	£m
At 1 November 2004	**215.3**	**239.8**	**162.9**	**(184.4)**	**433.6**	**0.2**	**433.8**
Share-based payment	—	—	—	3.3	3.3	—	3.3
Shares issued	0.1	1.7	—	—	1.8	—	1.8
Amortised issue costs	—	—	—	0.1	0.1	—	0.1
Redemption of preference share capital	(199.5)	—	199.5	(199.5)	(199.5)	—	(199.5)
Realisation of merger reserve	—	—	(22.5)	22.5	—	—	—
Total recognised (expense)/ income for the year	—	—	(2.1)	77.3	75.2	0.2	75.4
Ordinary dividends	—	—	—	(28.6)	(28.6)	—	(28.6)
Preference dividends	—	—	—	(10.0)	(10.0)	—	(10.0)
Minority interest dividend	—	—	—	—	—	(0.1)	(0.1)
At 31 October 2005	**15.9**	**241.5**	**337.8**	**(319.3)**	**275.9**	**0.3**	**276.2**
Transition adjustments on adoption of IAS 32 and 39	—	—	4.4	(4.7)	(0.3)	—	(0.3)
Restated at 1 November 2005	**15.9**	**241.5**	**342.2**	**(324.0)**	**275.6**	**0.3**	**275.9**
Share-based payment	—	—	—	6.1	6.1	—	6.1
Shares issued	—	0.5	—	(0.3)	0.2	—	0.2
Total recognised (expense)/ income for the year	—	—	(45.8)	79.5	33.7	0.3	34.0
Ordinary dividends	—	—	—	(34.5)	(34.5)	—	(34.5)
Minority interest dividend	—	—	—	—	—	(0.2)	(0.2)
Minority interest acquired	—	—	—	—	—	0.5	0.5
At 31 October 2006	**15.9**	**242.0**	**296.4**	**(273.2)**	**281.1**	**0.9**	**282.0**

Other reserves are analysed as follows:

	Capital reserve	Merger reserve	Foreign exchange reserve	Hedging reserve	Total
	£m	£m	£m	£m	£m
At 1 November 2004	1.9	161.0	—	—	162.9
Redemption of preference share capital	199.5	—	—	—	199.5
Realisation of merger reserve	—	(22.5)	—	—	(22.5)
Total recognised expense for the year	—	—	(2.1)	—	(2.1)
At 31 October 2005	201.4	138.5	(2.1)	—	337.8
Transition adjustments on adoption of IAS 32 and 39	—	—	—	4.4	4.4
Restated at 1 November 2005	201.4	138.5	(2.1)	4.4	342.2
Total recognised expense for the year	—	—	(3.7)	(42.1)	(45.8)
At 31 October 2006	201.4	138.5	(5.8)	(37.7)	296.4

Cumulative goodwill arising on the acquisition of subsidiaries and written off to the profit and loss account reserve at 31 October 2006 is £232.3m (2005: £232.3m) against which Section 131 merger relief of £40.6m (2005: £40.6m) has been deducted.

25. Financial instruments

As set out in note 1, the Group has adopted IFRS 7, IAS 32 and IAS 39, only with effect from 1 November 2005. The comparative financial information in these financial statements does not therefore comply with IFRS 7, IAS 32 and IAS 39 as the Group has elected to apply the transitional rules permitted by IFRS 1 and has not restated prior years. Comparative disclosures for the year ended 31 October 2005 have been prepared under UK GAAP FRS 13 and are set out in part (ii) of this note.

(i) Disclosures for the year ended 31 October 2006

(a) Treasury risk analysis

The Group has exposure to the following risks from its use of financial instruments: market risk (in respect of changes in foreign exchange rates, fuel prices and interest rates), liquidity risk (in respect of the Group's ability to meet its liabilities) and credit risk (in respect of recovery of amounts owing to the Group).

The Group faces significant financial risks mainly due to the substantial cross-border element of its trading. Currency risk arises on sales, purchases and borrowings that are denominated in a currency other than the functional currencies of individual Group entities. It is managed by the use of foreign exchange forward, swap and option contracts. Interest rate risk is split into two separate exposures, namely US dollar interest rates on variable rate aircraft leases and loans, and sterling rates on Group loan and cash balances. Both exposures are managed using interest rate derivatives. Finally, the Group's exposure to jet fuel prices is managed using energy swaps and options.

The Board of Directors has overall responsibility for the establishment and oversight of the Group's risk management framework.

During the year, the Financial Risk Management Committee (FRMC) managed the governance of financial risk. The Committee, which was created in 2005, reports to the Board of Directors and to the Audit Committee and is made up of the relevant senior business employees and technical experts within the Group. Incorporated within the terms of reference is the determination of all treasury policies and the monitoring of the effectiveness of those policies.

Group Treasury implements the agreed policies on a day-to-day basis. The procedures also stipulate the levels of authority applied to dealing and to approving the types of financial instrument used to

manage these exposures. Transactions are only undertaken to hedge underlying exposures. Financial instruments are not traded, nor are speculative positions taken. Regular reports are provided to the Board.

(b) Currency risk management

The Group is exposed to currency risk on sales, purchases and borrowings that are denominated in a currency other than the functional currencies of individual Group entities (which are principally Sterling, Canadian dollars, Euros and US dollars).

The Group publishes its consolidated financial statements in Sterling and as a result, it is also subject to foreign currency exchange translation risk in respect of the results and underlying net assets of its foreign operations.

The Group hedges its foreign currency exposures season-by-season, with each season comprising a six-month period. At the start of a season the Group will have hedged substantially all of its foreign currency exposure (forecast sales and purchases and related assets and liabilities) for that season, using forward exchange contracts, most with a maturity of less than one year from the reporting date. When necessary, forward contracts are rolled over at maturity.

In respect of other monetary assets and liabilities denominated in foreign currencies, the Group ensures that its net exposure is kept to an acceptable level by undertaking fair value hedges to address imbalances. Fair value hedges are principally undertaken in respect of non-Sterling denominated airline maintenance provision balances, loan balances and deposits.

The following significant exchange rates (excluding the impact of hedged transactions) applied during the current and prior year:

	Average rate		Mid-spot rate	
	Year ended 31 October 2005	Year ended 31 October 2006	31 October 2005	31 October 2006
US Dollar	1.844	1.815	1.776	1.908
Euro	1.457	1.462	1.478	1.494
Canadian Dollar	2.263	2.052	2.091	2.141

The primary functional currencies of the Group are Sterling, Canadian Dollars, the Euro and US Dollars.

The table below shows Group companies' net financial assets and liabilities held in currencies other than their functional currency at 31 October 2006, analysed by functional currency:

	Non-functional financial assets and liabilities								
	Sterling	Euro	US Dollar	Canadian Dollar	Thai Baht	Australian Dollar	Swiss Franc	Other	2006 Total
	£m	£m	£m	£m	£m	£m	£m	£m	£m
Functional currency of Group entities									
Sterling	—	(49.4)	(60.1)	1.6	1.4	3.3	2.3	(1.4)	(102.3)
Canadian Dollars	—	—	1.7	—	—	—	—	—	1.7
Euro	7.3	—	(1.1)	—	—	—	—	0.1	6.3
US Dollars	(0.6)	0.1	—	0.2	—	—	—	—	(0.3)
Other	0.6	(1.3)	3.8	(0.2)	—	—	—	0.8	3.7
Total	7.3	(50.6)	(55.7)	1.6	1.4	3.3	2.3	(0.5)	(90.9)

(c) Interest rate risk

The Group has an exposure to interest rate risk arising principally on changes in Sterling, US Dollars, Euro and Canadian Dollar interest rates.

To manage interest rate risk, the Group manages its proportion of fixed to variable borrowings within limits approved by the Board, primarily through the Financial Risk Management Committee. The profile of the fixed rate to floating rate borrowings is maintained on a minimum of 50 per cent. of interest expense and 75 per cent. of operating leases being fixed to the end of all seasons on sale.

An analysis of net borrowings and interest rates as at 31 October 2006 is as follows:

	Earlier of maturity and repricing date							
	Within 1 year	1-2 years	2-3 years	3-4 years	4-5 years	> 5 years	Total	Weighted average interest rate
	£m	£m	£m	£m	£m	£m	£m	
Fixed rate								
Secured bank loans	—	0.6	1.7	2.1	6.8	—	11.2	6.0%
Unsecured bank loans	—	—	52.8	—	—	—	52.8	6.0%
Unsecured loan notes	0.8	3.9	0.9	—	—	—	5.6	5.0%
Finance leases	—	1.1	1.3	1.3	0.9	0.9	5.5	6.2%
Floating rate								
Secured bank loans	14.6	—	—	—	—	—	14.6	6.5%
Unsecured bank loans	189.4	—	—	—	—	—	189.4	5.7%
Finance leases	1.7	—	—	—	—	—	1.7	8.1%
Net borrowings	206.5	5.6	56.7	3.4	7.7	0.9	280.8	

Fixed rate and floating rate financial liabilities comprise loans and obligations under finance leases. The split of fixed and floating rate borrowings is after taking into account interest rate protection.

The Group also has aircraft operating leases that vary with market interest rates. At 31 October 2006, the future commitment under these leases was £70.2m. The variation in leases is hedged using interest rate swaps and forward rate agreements extending over a maximum of 1.5 years.

The Group does not account for any fixed rate financial liabilities at fair value through profit and loss and the Group does not designate derivatives (interest rate swaps) as hedging instruments under a fair value hedge accounting model.

(d) Credit risk

The carrying amount of financial assets represents the maximum credit exposure. Except as noted below, the Group has no significant concentration of credit risk arising from trading activities, either with individual entities or by geographical area.

Cash and cash equivalents and other liquid resources principally comprise money market deposits and other short-term investments. The investments are with counterparties with a strong long-term credit rating. At 31 October 2006, approximately 62 per cent. of the Group's unrestricted cash and cash equivalents were invested with counterparties based in the United Kingdom.

Within the UK, the Group has, from time to time, significant short-term credit exposure from receivables from other major tour operators and travel agents.

In addition, the Group makes prepayments for hotel accommodation. Whilst such prepayments do not meet the definition of a financial asset under IAS 39, such prepayments give rise to a risk similar to credit risk due to the inherent risk of the Group not recovering the prepayment through full delivery of the related goods and services. Prepayments from time to time can concentrate risk with specific counterparties which are based overseas.

The carrying amount of prepayments (which are presented within current and non-current assets) forms the maximum credit exposure, before taking into account any security or collateral held by the Group. Where appropriate, the Group obtains security collateral over the related

accommodation property, to mitigate credit risk. At 31 October 2006, prepaid accommodation which is recoverable after more than one year was £65.2m.

(e) Capital management

The Board's policy is to maintain a strong capital base in order to maintain investor, creditor and market confidence and to sustain future development of the business.

From time to time the Group purchases its own shares on the market. The timing of these purchases depends on market prices. The shares are intended to be used for issuing shares under the Group's share option programmes. There is not a specific share buy back plan.

There were no changes to the Group's approach to capital management in the year.

(f) Liquidity risk

Liquidity risk is the risk that the Group will not be able to meet its financial obligations as they fall due. The Group's approach is to ensure that it will have sufficient liquidity to meet its liabilities when due, under both normal and stressed circumstances.

As at 31 October 2006 the Group had available undrawn committed borrowing facilities of £198.8m, comprising letters of credit, guarantees and revolving, floating rate credit facilities for cash borrowings. Any non-compliance with covenants underlying the Groups financing arrangements could, if not waived, constitute an event of default with respect to any such arrangements. The Group was in full compliance with its financial covenants throughout each of the periods presented.

The Group had available undrawn committed bank facilities as follows:

	2006
	£m
Expiring:	
Within one year	—
In more than one year but less than five years	198.8
	198.8

Subsequent to the year-end, the Group has undertaken a new £28m secured bank loan facility with Royal Bank of Scotland which is secured over property, plant & equipment.

Information regarding the contractual maturities of financial liabilities can be found in note 20 to the historical financial information. The actual repayment of revolving credit facility cash flows will vary. The timing reflected in the table is based on the maximum duration and availability of the facility agreement.

(g) Analysis of total financial liabilities and financial assets

The tables below set out the Group's IAS 39 classification for each of its financial assets and liabilities at 31 October 2006.

	Held for trading	Available for sale	Loans and receivables	Amortised cost	Total carrying value
	£m	£m	£m	£m	£m
Trade investments	—	0.6	—	—	0.6
Cash and cash equivalents	—	177.5	—	—	177.5
Borrowings due within one year	—	—	—	(8.6)	(8.6)
Borrowings due after more than one year	—	—	—	(272.2)	(272.2)
Derivative assets	1.6	—	—	—	1.6
Derivative liabilities	(62.5)	—	—	—	(62.5)
Other financial assets	—	—	273.4	—	273.4
Other financial liabilities	—	—	—	(647.0)	(647.0)
	(60.9)	178.1	273.4	(927.8)	(537.2)

Derivatives held for trading under IAS 39 are all accounted for under cash flow or fair value hedges.

Other financial assets comprise trade receivables and other debtors which are receivable within and after more than one year. Other financial liabilities comprise trade payables and accruals which are payable within and after more than one year.

All derivatives are held within hedging relationships. Speculative positions are not undertaken.

(h) Fair values of financial assets and financial liabilities

The fair values of financial assets and liabilities, together with carrying amounts shown in the balance sheet at 31 October 2006, are as follows:

	Carrying amount	Fair value
	£m	£m
Other investments	0.6	0.6
Cash and cash equivalents	177.5	177.5
Trade receivables	273.4	273.4
Interest rate swaps used for hedging—liabilities	(0.1)	(0.1)
Forward exchange contracts used for hedging		
—assets	1.6	1.6
—liabilities	(48.4)	(48.4)
Swaps for energy purchases	(14.0)	(14.0)
Bank loans	(215.2)	(215.1)
Eurobond loan	(52.8)	(53.1)
Loan notes	(5.6)	(5.5)
Finance lease liabilities	(7.2)	(7.2)
Trade and other payables	(619.7)	(619.7)
Other long-term liabilities	(27.3)	(27.3)
	(537.2)	(537.3)
Unrecognised loss		(0.1)

The fair value of forward rate agreements is the estimated amount that the Group would receive or pay to terminate the swaps at the balance sheet date, taking into account current interest rates and the current creditworthiness of the swap counterparties.

The fair value of fuel swaps is the estimated amount that the Group would receive or pay to terminate the swaps at the balance sheet date, taking into account current fuel prices.

The fair value of forward exchange contracts is their quoted market price at the balance sheet date, being the present value of the quoted forward price.

The fair value of trade receivables is estimated as the present value of future cash flows, discounted at the market rate of interest at the reporting date.

The fair value of non-derivative financial liabilities is based on the present value of future principal and interest cash flows discounted at the market rate of interest at the reporting date. For finance leases, the market rate of interest is determined by reference to similar lease agreements.

(i) Derivative instruments

At 31 October 2006 the fair value and notional amount of the Group's derivative financial assets and liabilities was as follows:

	Assets		Liabilities		Total	
Cash flow hedges	Fair value	Notional amount	Fair value	Notional amount	Fair value	Notional amount
	£m	£m	£m	£m	£m	£m
Interest rate swaps	—	—	(0.1)	(126.0)	(0.1)	(126.0)
Foreign exchange forwards	0.6	73.1	(40.2)	(974.6)	(39.6)	(901.5)
Energy swaps	—	1.1	(14.0)	(105.7)	(14.0)	(104.6)
	0.6	74.2	(54.3)	(1,206.3)	(53.7)	(1,132.1)
Fair value hedges						
Foreign exchange forwards	1.0	93.3	(8.2)	(212.2)	(7.2)	(118.9)
Total at 31 October 2006	1.6	167.5	(62.5)	(1,418.5)	(60.9)	(1,251.0)

The maturity profile of these derivative financial assets and liabilities was as follows:

	Maturity profile		
	Within 1 year	1-2 years	Total
	£m	£m	£m
Derivative financial assets			
Foreign exchange forwards	1.6	—	1.6
Derivative financial liabilities			
Interest rate swaps	—	(0.1)	(0.1)
Foreign exchange forwards	(44.0)	(4.4)	(48.4)
Energy swaps	(14.0)	—	(14.0)
	(58.0)	(4.5)	(62.5)
Total at 31 October 2006	(56.4)	(4.5)	(60.9)

The following table indicates the periods in which the cash flows associated with derivatives (which are principally cash flow hedges) are expected to occur. The cash flows are expected to impact profit and loss on a similar time profile:

	Maturity profile			
	Within 1 year	1-2 years	2-3 years	Total
	£m	£m	£m	£m
Derivative financial assets				
Foreign exchange forwards	146.7	19.7	—	166.4
Energy swaps	1.1	—	—	1.1
	147.8	19.7	—	167.5
Derivative financial liabilities				
Interest rate swaps	(35.7)	(90.3)	—	(126.0)
Foreign exchange forwards	(903.4)	(278.2)	(5.3)	(1,186.9)
Energy swaps	(105.6)	—	—	(105.6)
	(1,044.7)	(368.5)	(5.3)	(1,418.5)
Total at 31 October 2006	(896.9)	(348.8)	(5.3)	(1,251.0)

No ineffectiveness has been recognised in the income statement for the year ended 31 October 2006.

(j) Amounts recognised directly in equity

The following amounts have been recognised in equity during the year:

	2006
	£m
Hedging reserve	
Effective portion of changes in fair value of cash flow hedge	(55.1)
Fair value of cash flow hedges recycled to profit and loss	(5.1)
	(60.2)
Translation reserve	
Foreign currency translation differences for foreign operations	(3.7)
Net charge to equity	(63.9)

(k) Sensitivity analysis

The sensitivity analysis is for illustrative purposes only.

Interest rate risk

The Group has used a sensitivity analysis technique that measures the estimated change to the income statement and equity of a 1 per cent. (100 basis points) difference in market interest rates from the rates applicable at 31 October 2006, with all other variables remaining constant.

The sensitivity analysis includes the following assumptions:

- Change in market interest rates only affect interest income or expense of variable financial instruments.
- Changes in market interest rates only affect interest income or expense in relation to financial instruments with fixed interest rates if these are recognised at fair value.
- Changes in market interest rates affect the fair value of derivative financial instruments designated as hedging instruments and all interest rate hedges are expected to be highly effective.
- Changes in the fair value of derivative financial instruments and other financial assets or liabilities are estimated by discounting the future cash flows to net present values using appropriate market rates prevailing at the year end.

31 October 2006 Variable rate instruments	Income statement 100bp increase	Income statement 100bp decrease	Equity (before tax) 100bp increase	Equity (before tax) 100bp decrease
	£m	£m	£m	£m
Variable rate instruments	(2.9)	2.9	—	—
Fixed rate instruments	—	—	—	—
Interest rate swaps	—	—	0.5	0.8
	(2.9)	2.9	0.5	0.8

Currency risk

The currency risk sensitivity analysis is based on the assumption that all cash flow hedges are highly effective and that all other variables remain constant.

Under this assumption, with a 10 per cent. strengthening or weakening of Sterling against all exchange rates, profit before tax would have increased by £5.0m or reduced by £4.1m, respectively (principally relating to the translation of the income statement of overseas subsidiaries). Equity (before tax) would have increased by £15.3m or decreased by £12.5m, respectively.

Energy risk—Fuel

The fuel risk sensitivity analysis is based on the assumption that all cash flow hedges are highly effective and that all other variables remain constant.

Under this assumption, with a 10 per cent. increase or decrease in the unit price of fuel, profit before tax would neither increase or decrease materially, because of the fuel price hedging policy. Equity (before tax) would increase by £9.2m, or decrease by £9.2m, respectively.

(ii) Comparative disclosures under UK GAAP (FRS 13) for the year ended 31 October 2005

To reduce risks arising from movements in foreign exchange and interest rates, the Group has entered into forward foreign exchange contracts and single currency interest rate swaps/forward rate agreements and accounts for such transactions as hedges. The gross value of financial assets and liabilities is stated after the effect of these hedged transactions. Short-term debtors and creditors have been omitted from the disclosures other than the currency risk.

(a) Financial assets and liabilities

At 31 October 2005 the Group's financial assets and liabilities profile, after taking account of interest rate and currency hedging arrangements in place, was as follows:

	2005 Floating rate	2005 Non-interest bearing	2005 Total
	£m	£m	£m
Financial assets			
Sterling	33.7	7.3	41.0
Canadian Dollars	30.0	—	30.0
Euro	28.9	1.3	30.2
US Dollars	20.0	—	20.0
Other	4.9	—	4.9
Total	117.5	8.6	126.1

Floating rate financial assets comprise cash and current asset investments, which attract interest rates of between 1.5 per cent. and 4.5 per cent. and are all due to mature within one year. Non-interest bearing assets represent trade investments, which have no maturity period, and cash at bank.

	2005 Fixed rate	2005 Floating rate	2005 Non-interest bearing	Total
	£m	£m	£m	£m
Financial liabilities				
Sterling	28.2	69.7	3.8	101.7
Canadian Dollars	—	—	2.8	2.8
Euro	4.6	4.7	3.1	12.4
US Dollars	—	—	19.3	19.3
Total	32.8	74.4	29.0	136.2

Fixed rate financial liabilities comprise bank borrowings and obligations under finance leases. The weighted average fixed rate of Sterling borrowings at 31 October 2005 is 5.2 per cent. and the average time to maturity is 2.6 years. The weighted average fixed rate of Euro borrowings at 31 October 2005 is 5.8 per cent. and the average time to maturity is 3.0 years.

Floating rate financial liabilities comprise loans and obligations under finance leases, at the following interest rates:

Sterling: LIBOR plus a margin between 0.9 per cent. and 1.65 per cent. at 31 October 2005.

Euro: EURIBOR plus a margin between 1.5 per cent. and 1.65 per cent. or RIBOR plus a margin between 0.25 per cent. and 0.85 per cent. at 31 October 2005.

Non-interest bearing financial liabilities comprise deferred consideration for acquisitions.

(b) Maturity profile of financial liabilities

	2005
	£m
Within one year	91.1
In more than one year but less than five years	36.9
More than five years	8.2
	136.2

(c) Fair value of derivative financial instruments

	2005 Book value	2005 Fair value
	£m	£m
Fair values		
Financial instruments		
Financial assets	126.1	126.1
Financial liabilities	(136.2)	(136.2)
	(10.1)	(10.1)
Derivative financial instruments		
Interest rate swaps and forward rate agreements	—	(0.1)
Foreign currency transactions	—	3.2
Fuel derivatives	—	1.0
	(10.1)	(6.0)
Difference between book and fair value		4.1

Fair value is the difference between market value in which the instruments are traded at the balance sheet date and the future contracted commitment.

(d) Unrecognised gains and losses relating to hedges of future exposures

	2005 Gains	2005 Losses	2005 Net
	£m	£m	£m
Unrecognised gains and losses			
Total unrecognised gains/(losses) at 1 November	43.2	(40.1)	3.1
(Gains)/losses recognised in the year relating to prior years	(42.0)	34.7	(7.3)
Gains/(losses) not recognised in the year relating to prior years	1.2	(5.4)	(4.2)
Gains/(losses) not recognised in the year relating to the current year	21.8	(13.5)	8.3
Total unrecognised gains/(losses) at 31 October	23.0	(18.9)	4.1
Of which:			
Due to be recognised within one year	21.3	(15.6)	5.7
Due to be recognised after one year	1.7	(3.3)	(1.6)
	23.0	(18.9)	4.1

Gains and losses on foreign exchange instruments used for hedging purposes are not recognised until the maturity of the underlying exposure.

(e) Currency exposures

The primary functional currencies of the Group are Sterling, Canadian Dollars, the Euro and US Dollars. The table below shows the Group companies' net monetary assets and liabilities held in

currencies other than their principal currency, after having taken into account the effect of forward contracts or other derivative instruments used to match foreign currency exposure.

Functional currency	Sterling	Euro	US Dollar	Canadian Dollar	Thai Baht	Australian Dollar	Swiss Franc	Other	Total
	£m	£m	£m	£m	£m	£m	£m	£m	£m
Sterling	—	32.3	14.1	1.3	1.4	2.8	(0.9)	8.9	59.9
Canadian Dollars	—	—	7.7	—	—	—	—	—	7.7
Euro	0.9	—	(0.1)	0.1	—	—	1.3	2.2	4.4
US Dollars	—	1.1	—	0.7	—	—	—	0.3	2.1
Total	0.9	33.4	21.7	2.1	1.4	2.8	0.4	11.4	74.1

26. Movements in cash and net funds

	31 October 2005	Cash movement	Finance leases	Foreign exchange	Arising on acquisition	Adoption of IAS 32 and 39	31 October 2006
	£m	£m	£m	£m	£m	£m	£m
Cash and cash equivalents	125.3	54.9	—	(2.7)	—	—	177.5
Bank overdrafts	(19.9)	19.9	—	—	—	—	—
Movements in cash and cash equivalents	105.4	74.8	—	(2.7)	—	—	177.5
Bank loans and loan notes	(68.4)	(186.4)	—	(2.7)	(18.1)	2.0	(273.6)
Finance leases	(18.9)	17.7	(1.6)	(2.2)	(3.6)	1.4	(7.2)
Net (debt)/funds	18.1	(93.9)	(1.6)	(7.6)	(21.7)	3.4	(103.3)

27. Acquisitions, continuing and discontinuing operations contributions to Group cash flows

	Continuing operations	Acquisitions	Total
	£m	£m	£m
Net cash generated from/(absorbed by) operations	118.0	(2.7)	115.3
Net cash flow from operating activities	(33.3)	0.5	(32.8)
Net cash flow from investing activities	(144.8)	2.8	(142.0)
Net cash flow from financing activities	150.3	(16.0)	134.3
Increase/(decrease) in cash in the year	90.2	(15.4)	74.8

The acquisitions column reflects cash flows arising from post acquisition trading of acquired businesses.

28. Operating lease commitments

Group obligations under operating lease contracts are as follows:

	Land and buildings 2005	Aircraft, yachts and equipment 2005	Land and buildings 2006	Aircraft, yachts and equipment 2006
	£m	£m	£m	£m
Total commitments under non-cancellable operating leases expiring:				
Within one year	5.5	2.9	5.2	7.5
Between one and five years	20.5	110.9	34.8	183.7
Thereafter	256.2	221.1	249.5	103.4
	282.2	334.9	289.5	294.6

29. Capital commitments

	2005	2006
	£m	£m
Contracted but not provided for	4.1	5.1
Authorised but not contracted or provided for	5.6	10.6
	9.7	15.7

In addition to the above items, the Group has contracted to purchase twelve Boeing 787 aircraft, the first delivery of which is in 2009. The Group intends to refinance these aircraft in advance of their delivery dates and therefore does not expect to use its own cash resources for their purchase. At list price, the order value is US$1,160.0m.

Sunshine Cruises Limited, a joint venture with Royal Caribbean Cruises Ltd. had no capital commitments in 2006 (2005: £1.6m).

30. Contingent liabilities

Under the terms of guarantees given to the Civil Aviation Authority and other relevant authorities by the Company in respect of certain subsidiaries, in the event of default, the Company could be held liable to the extent of the subsidiaries' net trading liabilities at the time of default.

The Company is at any time defending a number of actions against it arising in the normal course of business. Provision is made for these actions where this is deemed appropriate. The Directors consider that adequate provision has been made for all known liabilities.

31. Related party transactions

Simón Barceló is a Director and shareholder of the Barceló Corporación Empresarial SA (BCE) Group of companies. During the last 12 months the Group spent approximately £12.5m (2005: £12.8m) on hotel accommodation with BCE.

At 31 October 2006 the Group owed BCE £1.0m for such accommodation (2005: £1.3m). Viajes Barceló and Barceló Business (also part of BCE) owed the Group commission of £0.7m at 31 October 2006 (2005: £nil) and the Group earned total commissions of £21.8m in the year (2005: £3.5m) from these businesses.

Susan Hooper is Senior Vice President, International Managing Director, Royal Caribbean and Celebrity Cruises International.

Royal Caribbean Cruises Ltd. (RCCL) is First Choice's joint venture partner in Sunshine Cruises Limited. The Group earned commission of £2.2m (2005: £2.2m) during the year selling Royal Caribbean Cruises.

During the year, the Group traded with its associate Hays Travel Limited, and its joint venture Sunshine Cruises Limited. The main transactions during the year were:

(a) Commissions paid to Hays Travel Limited of £2.0m (2005: £3.0m). The balance outstanding as at 31 October 2006 is £nil (2005: £nil).

(b) the Group has charged Sunshine Cruises Limited for flying, administrative services and marketing contributions net of commissions received on sales totalling £0.5m (2005: £0.4m). There is an outstanding balance of £2.4m (2005: £2.6m) within creditors as at 31 October 2006.

The compensation paid in respect of key management personnel was as follows:

	2005	2006
	£m	£m
Short-term employee benefits	5.0	5.2
Post-retirement benefits	0.8	0.9
Share based payments	1.7	3.2
	7.5	9.3

Directors' remuneration of £3.4m (2005: £3.5m) is included within these amounts. The balance relates to key management personnel other than Directors. All the above amounts are included within employee costs (note 5).

All related party transactions were on ordinary commercial terms incurred in the normal course of the Group's business.

32. Key accounting estimates and judgments

Accounting policies

The preparation of consolidated financial statements under Adopted IFRSs requires the Group to make estimates and assumptions that affect the reported amounts of assets and liabilities, the disclosure of contingent asset and liabilities and the reported amount of revenue and expenses during the year. The Group evaluates its estimates and assumptions on an on-going basis. Such estimates and judgments are based upon historical experience and other factors it believes to be reasonable under the circumstances.

Management has discussed with the Audit Committee the development, selection and disclosure of the Group's critical accounting policies and estimates and the applications of these policies and estimates.

The most important estimates and judgments are:

Goodwill carrying value

A full impairment review has been performed of all goodwill balances held across the Group on a cash generating unit basis. The impairment review is performed on a "value-in-use" basis, which requires estimation of future net operating cash flows and the time period over which they will occur. Further details are given in note 10.

Other asset carrying values

Management annually assesses the carrying value of all material assets across the Group. Key judgment areas include the carrying values of prepaid accommodation and of ships, yachts and motorboats as they are based on estimated future cash flows.

Business combinations

Judgment and estimation is required in the valuation of separable assets and liabilities on acquisitions. In particular, judgment is required in the identification and valuation of separable intangible assets, being brands, orders books and customer databases, and the useful economic lives assigned.

Defined benefit pension plans

A qualified independent actuary undertakes the estimation of the present value of the Group's obligations under defined benefit pension schemes using assumptions taken from a range of possible actuarial assumptions. These assumptions may not be borne out in practice, especially due to the long timescales involved. The valuation of scheme assets is based on the fair value at the balance sheet date. As these assets are not intended to be sold in the short-term, their value may change significantly prior to realisation.

Derivative financial instruments

Judgment is required in the assessment of cash flow hedge accounting and in the assessment of the probability of forecast transactions, both at hedge inception and during the period over which hedge accounting is adopted. The value of derivative financial instruments is also judgmental.

External valuations from financial institutions are undertaken to support the carrying value of such items.

Aircraft maintenance provisions

Details in respect of the estimation of aircraft maintenance provisions are given in note 22 and the accounting policy is disclosed in note 1(S).

Taxation

The Group has, from time to time, contingent tax liabilities arising from trading and corporate transactions in the UK and overseas jurisdictions. After taking appropriate external advice, the Group makes provision for these liabilities based on the probable level of economic loss that may be incurred and which is reliably measurable.

33. Explanation of transition to Adopted IFRSs

As stated in note 1, these are the Group's first consolidated financial statements prepared in accordance with Adopted IFRSs.

The accounting policies set out in note 1 have been applied in preparing the financial statements for the year ended 31 October 2006, the comparative information presented in these financial statements for the year ended 31 October 2005 and in the preparation of an opening IFRS balance sheet at 1 November 2004 (the Group's date of transition).

In preparing the opening IFRS balance sheet, the Group has adjusted amounts previously reported in financial statements prepared in accordance with its old basis of accounting (UK GAAP). An explanation of how the transition from UK GAAP to Adopted IFRSs has affected the Group's financial position, financial performance and cash flows is set out in the following tables and notes that accompany the tables. Where further adjustments have been made to conform with the accounting policies of TUI Travel PLC these have been separately identified.

Reconciliation of equity

	Note	UK GAAP 31 October 2004	Effect of transition	IFRS 1 November 2004	UK GAAP 31 October 2005	Effect of transition	IFRS 31 October 2005
		£m	£m	£m	£m	£m	£m
Non-current assets							
Property, plant and equipment	A,B	288.7	(12.5)	276.2	305.8	(21.8)	284.0
Intangible assets	A,P	376.4	10.4	386.8	425.5	34.5	460.0
Investments in joint venture and associate	C	33.8	(0.9)	32.9	35.2	(0.7)	34.5
Other investments		0.8	—	0.8	0.8	—	0.8
Trade and other receivables	D	—	38.7	38.7	—	60.6	60.6
Deferred tax assets	E,F	—	38.8	38.8	—	49.8	49.8
		699.7	74.5	774.2	767.3	122.4	889.7
Current assets							
Inventories	R	—	—	—	—	9.8	9.8
Trade and other receivables	C,D,E,R	400.3	(113.3)	287.0	461.0	(155.2)	305.8
Trading investments		38.6	(38.6)	—	46.9	(46.9)	—
Cash and cash equivalents		253.7	38.6	292.3	78.4	46.9	125.3
Assets held for sale	B	—	2.1	2.1	—	9.0	9.0
		692.6	(111.2)	581.4	586.3	(136.4)	449.9
Total assets		1,392.3	(36.7)	1,355.6	1,353.6	(14.0)	1,339.6
Current liabilities							
Interest-bearing loans and borrowings	G	(7.4)	(6.2)	(13.6)	(56.9)	(16.4)	(73.3)
Trade and other payables	G,H,I,J,K,L	(727.7)	25.7	(702.0)	(833.5)	43.7	(789.8)
Provisions	M	—	(14.8)	(14.8)	—	(21.3)	(21.3)
Income tax payable		(25.5)	—	(25.5)	(28.4)	—	(28.4)
		(760.6)	4.7	(755.9)	(918.8)	6.0	(912.8)
Non-current liabilities							
Interest-bearing loans and borrowings	G	(38.7)	(19.3)	(58.0)	(31.4)	(2.5)	(33.9)
Employee benefits	N	—	(32.7)	(32.7)	—	(34.2)	(34.2)
Other long-term liabilities	G	(41.9)	19.3	(22.6)	(27.8)	2.5	(25.3)
Provisions	M,N	(63.8)	31.7	(32.1)	(73.0)	39.6	(33.4)
Deferred tax liabilities	E,F	—	(20.5)	(20.5)	—	(23.8)	(23.8)
Minority interests	O	(0.2)	0.2	—	(0.3)	0.3	—
		(144.6)	(21.3)	(165.9)	(132.5)	(18.1)	(150.6)
Total liabilities		(905.2)	(16.6)	(921.8)	(1,051.3)	(12.1)	(1,063.4)
Net assets		487.1	(53.3)	433.8	302.3	(26.1)	276.2
Equity							
Share capital		215.3	—	215.3	15.9	—	15.9
Share premium		239.8	—	239.8	241.5	—	241.5
Other reserves		154.4	8.5	162.9	333.9	3.9	337.8
Retained earnings		(122.4)	(62.0)	(184.4)	(289.0)	(30.3)	(319.3)
Total equity attributable to equity holders of the parent		487.1	(53.5)	433.6	302.3	(26.4)	275.9
Minority interest	O	—	0.2	0.2	—	0.3	0.3
Total equity	Q	487.1	(53.3)	433.8	302.3	(26.1)	276.2

Notes to the reconciliation of equity

(A) IAS 38, "Intangible assets", requires that computer software that is "not an integral part of the related hardware" be classified as an intangible asset. Accordingly, the carrying value of computer software of £10.4m at 1 November 2004 and £13.0m at 31 October 2005 has been re-classified from Property, Plant and Equipment to Intangible assets.

(B) Assets that meet the criteria for an asset held for sale under IFRS 5, "Assets held for sale and discontinued operations", should be re-classified as such in the balance sheet. This has led to re-classifications with a net book value of £2.1m at 1 November 2004 and £9.0m at 31 October 2005, relating to yachts, boats, properties and *fond de commerce*agreements.

(C) In line with IAS 38, "Intangible Assets", all prepaid advertising, marketing and other direct costs of selling holidays are required to be written off as incurred. Under UK GAAP the Group carried such costs on balance sheet, matching them to the season to which they related. This has led to a reduction in net assets of £69.9m at 1 November 2004 (including joint venture and associate £0.9m) and £70.3m at 31 October 2005 (including joint venture and associate £0.9m).

(D) Accommodation prepayments relating to a period outside of the current operating cycle have been re-classified from current to non-current receivables in accordance with IAS 1. The size of this adjustment was £38.7m at 1 November 2004 and £60.6m at 31 October 2005.

(E) Deferred tax assets and liabilities are required to be shown on the face of the balance sheet either separately or offset in accordance with IAS 12, "Taxation". At 1 November 2004, £5.6m of existing deferred tax assets have been re-classified from current receivables to non-current deferred tax assets and £15.0m of existing deferred tax liabilities have been re-classified from provisions to non-current deferred tax liabilities. These adjustments were £11.1m and £18.3m respectively at 31 October 2005.

(F) In line with IAS 12, "Taxation", £33.2m of new deferred tax assets and £5.5m of deferred tax liabilities, net £27.7m, were created upon transition to Adopted IFRSs at 1 November 2004. At 31 October 2005, new deferred tax assets of £38.7m and new deferred tax liabilities of £5.5m, net £33.2m, were created.

(G) Current finance lease liabilities of £6.2m have been re-classified from trade payables to interest bearing liabilities and £19.3m for other long-term liabilities to non-current interest bearing liabilities at 1 November 2004. Similar re-classifications of £16.4m and £2.5m respectively occurred at 31 October 2005.

(H) IAS 19, "Employee benefits", requires the Group to accrue for unused annual leave at each balance sheet date. An accrual of £4.0m has therefore been included within the Groups balance sheet at 1 November 2004 and 31 October 2005.

(I) Under Adopted IFRSs, dividends are only deducted from equity once the dividend is an unavoidable liability. At 1 November 2004, the interim dividend for the year ended 31 October 2004, of £9.0m, had not been paid and the proposed 2004 final dividend of £19.4m had not yet been approved by the shareholders. Under UK GAAP, these dividends were accrued as liabilities at 1 November 2004. This liability has been reversed under Adopted IFRSs.

Similarly, dividends totalling £34.4m, which had been accrued at 31 October 2005, have been reversed and added back to equity at that date.

(J) IFRS 2, "Share-based payments", requires that the fair value of share options issued to employees should be calculated and charged to the income statement over the vesting period. The IFRS 2 fair value charge calculated is less than the charge previously accrued by the Group, leading to a write back to accruals of £0.8m at 1 November 2004 and £2.8m at 31 October 2005.

(K) Lease incentives and reverse premiums should be accounted for over the life of the lease term under IFRS, as opposed to until the period of the first rent review under UK GAAP. The Group has therefore written back deferred income of £2.8m at 1 November 2004 and £2.9m at 31 October 2005 in line with recognising such incentives over the full lease term.

(L) The transition to Adopted IFRSs has the impact of decreasing net assets by £3.1m at 1 November 2004 and £4.5m at 31 October 2005 for other movements.

(M) Previously under UK GAAP the Group classified all aircraft maintenance provisions are being payable in greater than one year. Under Adopted IFRSs, £14.8m at 1 November 2004 and £21.3m at 31 October 2005 has been re-classified as being due to be paid within one year.

(N) IAS 19, "Employee benefits", requires that the Group's deficit in relation to defined benefit pension schemes is brought on balance sheet. At 1 November 2004, an existing provision of £1.9m has been increased by £30.8m to give a total liability of £32.7m. At 31 October 2005 a liability of £34.2m was recognised. Both of these liability balances were obtained via actuarial valuations.

(O) IFRS requires that minority interests be shown as part of equity as opposed to non-current liabilities under UK GAAP.

(P) Goodwill is no longer amortised under Adopted IFRSs, with effect from 1 November 2004, leading to a write back under Adopted IFRSs of £24.9m (including joint venture £0.2m). Offsetting this is £1.9m of amortisation relating to acquired intangible assets.

(Q) Total equity has been reduced by £53.3m at 1 November 2004 and £26.1m at 31 October 2005 in line with the above adjustments.

(R) Inventories and Trade and other receivables have been restated by £9.8m to present Inventories separately on the face of the balance sheet to conform with the accounting policies of TUI Travel.

A breakdown of these adjustments is:

	Note	1 November 2004	31 October 2005
		£m	£m
Prepaid advertising and marketing	C	(69.9)	(70.3)
Defined benefit pension liability	N	(30.8)	(38.2)
Holiday pay accrual	H	(4.0)	(4.0)
Dividend recognition	I	28.6	34.5
Share-based payments	J	0.8	2.8
Lease incentives	K	(2.8)	(2.9)
Taxation	F	27.7	33.2
Goodwill	P	—	24.9
Amortisation of business combination intangibles	P	—	(1.9)
Minority interest	O	0.2	0.3
Other	L	(3.1)	(4.5)
Impact on net assets		(53.3)	(26.1)

Included in these reconciliations are further adjustments necessary to achieve Adopted IFRSs compared to the reconciliations published on 23 March 2006 and available from the "Media-Press Releases" section of the Group's website, *www.firstchoiceholidaysplc.com*.

These additional adjustments have had no impact on the Income Statement and are principally in respect of the recognition of 2004 and 2005 interim dividends.

The presentation of revenue and cost of sales under both UK GAAP and Adopted IFRSs has also been revised to more accurately reflect the nature of activities undertaken in the Online Destination Services Sector, where the Group acts as an intermediary between service provider and customer. This change has reduced the previously reported comparative ODS revenue and cost of sales by £137.0m each.

Reconciliation of equity at 1 November 2005 on implementation of IAS 32 and 39

	IFRS 31 October 2005	Effect of transition	IFRS 1 November 2005
	£m	£m	£m
Non-current assets			
Property, plant and equipment	284.0	—	284.0
Intangible assets	460.0	—	460.0
Investments in joint venture and associates	34.5	—	34.5
Other investments	0.8	—	0.8
Trade and other receivables	60.6	(8.3)	52.3
Deferred tax assets	49.8	2.1	51.9
	889.7	(6.2)	883.5
Current assets			
Inventories	9.8	—	9.8
Trade and other receivables	305.8	—	305.8
Derivative financial instruments	—	23.0	23.0
Cash and cash equivalents	125.3	—	125.3
Assets held for sale	9.0	—	9.0
	449.9	23.0	472.9
Total assets	1,339.6	16.8	1,356.4
Current liabilities			
Interest-bearing loans and borrowings	(73.3)	3.4	(69.9)
Derivative financial instruments	—	(18.9)	(18.9)
Trade and other payables	(789.8)	(3.9)	(793.7)
Provisions	(21.3)	—	(21.3)
Income tax payable	(28.4)	—	(28.4)
	(912.8)	(19.4)	(932.2)
Non-current liabilities			
Interest-bearing loans and borrowings	(33.9)	—	(33.9)
Employee benefits	(34.2)	—	(34.2)
Other long-term liabilities	(25.3)	—	(25.3)
Provisions	(33.4)	4.2	(29.2)
Deferred tax liabilities	(23.8)	(1.9)	(25.7)
	(150.6)	2.3	(148.3)
Total liabilities	(1,063.4)	(17.1)	(1,080.5)
Net assets	276.2	(0.3)	275.9
Equity			
Share capital	15.9	—	15.9
Share premium	241.5	—	241.5
Other reserves	337.8	4.4	342.2
Retained earnings	(319.3)	(4.7)	(324.0)
Total equity attributable to equity holders of the parent	275.9	(0.3)	275.6
Minority interest	0.3	—	0.3
Total equity	276.2	(0.3)	275.9

Notes to the reconciliation of equity at 1 November 2005 upon implementation of IAS 32 and 39

To adopt IAS 32 and IAS 39 within the balance sheet as at 1 November 2005, the following adjustments have been necessary:

- The recognition on balance sheet of the fair value of derivative financial assets of £23.0m and the fair value of derivative financial liabilities of £18.9m. Unrealised fair value gains of £6.3m on cash flow hedges are included within the hedging reserve. Unrealised fair value losses of £2.2m on fair value hedges are included within retained earnings. Under UK GAAP derivatives were held off balance sheet and were recognised at the time of the hedged transaction.
- IAS 21 requires that monetary items (e.g. cash, debtors, accounts payable) that are denominated in a currency other than an individual entities reporting currency should be translated at the spot rate at the balance sheet date. Many businesses within the Group already translated at the closing spot exchange rate at each reporting date under UK GAAP. Re-translation of such items is however required in some business units where assets and liabilities have previously been translated at the contracted rate, in accordance with UK GAAP. The impact of this change is to decrease net assets by £4.6m at 1 November 2005.

The total adjustment to net assets, after tax, has been recorded directly to equity and is summarised below:

	Derivative financial instrument	Translation at spot rate	Deferred tax impact	Total
	£m	£m	£m	£m
Non-current assets				
Trade and other receivables	—	(8.3)	—	(8.3)
Deferred tax assets	—	—	2.1	2.1
Current financial assets				
Derivative financial instruments	23.0	—	—	23.0
Current liabilities				
Trade and other payables	—	(3.9)	—	(3.9)
Finance leases	—	1.4	—	1.4
Loans	—	2.0	—	2.0
Derivative financial instruments	(18.9)	—	—	(18.9)
Non-current liabilities				
Provisions	—	4.2	—	4.2
Deferred tax liabilities	—	—	(1.9)	(1.9)
	4.1	(4.6)	0.2	(0.3)
Equity				
Cash flow hedging reserve	6.3	—	(1.9)	4.4
Retained earnings	(2.2)	(4.6)	2.1	(4.7)
	4.1	(4.6)	0.2	(0.3)

Derivative financial instruments at 1 November 2005 relate to forward foreign exchange contracts, interest rate swaps and fuel swaps. These instruments are used to reduce the exposure of the Group to movements in foreign exchange rates, interest rates and the price of fuel.

Reconciliation of income

	Note	Year 31 October 2005 UK GAAP	Effect of transition	Year 31 October 2005 IFRS	Effect of transition to TUI Travel policies	Year 31 October 2005 TUI Travel policies
		£m	£m	£m	£m	£m
Revenue	G,H	2,441.6	—	2,441.6	205.4	2,647.0
Cost of sales	G,H,I	(2,084.2)	0.8	(2,083.4)	(202.3)	(2,285.7)
Gross profit	E	357.4	0.8	358.2	3.1	361.3
Administrative expenses	A,B,F	(241.8)	(0.9)	(242.7)	—	(242.7)
Share of operating profit of joint venture and associate	C	2.8	(0.9)	1.9	—	1.9
Goodwill amortisation	D	(24.9)	24.9	—	—	—
Operating profit		93.5	23.9	117.4	3.1	120.5
Analysed as:						
Underlying operating profit		118.4	1.8	120.2	3.1	123.3
Amortisation of business combination intangibles		(24.9)	23.0	(1.9)	—	(1.9)
Taxation on profits of joint venture and associate		—	(0.9)	(0.9)	—	(0.9)
		93.5	23.9	117.4	3.1	120.5
Financial income	E	4.7	3.0	7.7	—	7.7
Financial expenses	E,I	(9.1)	(3.8)	(12.9)	(3.1)	(16.0)
Net financing expenses		(4.4)	(0.8)	(5.2)	(3.1)	(8.3)
Profit before tax		89.1	23.1	112.2	—	112.2
Taxation	B,F	(33.1)	1.2	(31.9)	—	(31.9)
Profit for the year		56.0	24.3	80.3	—	80.3
Attributable to:						
Ordinary shareholders		45.8	24.3	70.1	—	70.1
Preference shareholders		10.0	—	10.0	—	10.0
Minority interest		0.2	—	0.2	—	0.2
Profit for the year		56.0	24.3	80.3	—	80.3
Basic EPS		10.8p	2.7p	13.5p	—	13.5p
Diluted EPS		10.6p	2.6p	13.2p	—	13.2p

Notes to the reconciliation of income

Effect of transition

(A) In line with IFRS 2, "Share-based payments", the Group has calculated the expense to be charged to the income statement using binomial and simulation models. The fair value charged calculated by these is lower than the charge calculated using a UK GAAP basis, giving an upside of £0.8m in the year ending 31 October 2005.

(B) Amortisation of acquired intangible assets during the year was £1.9m.

(C) Under UK GAAP, taxation of profits from joint venture and associates is included with the normal taxation charge calculated on profit before tax. Under Adopted IFRSs, the tax charge for joint ventures and associates of £0.9m is offset against the profit from these businesses.

(D) Goodwill is no longer required to be amortised under IFRS 3. Instead, it is subject to an annual impairment review.

(E) In line with IAS 19, "Employee Benefits", the return on assets of defined benefit pension schemes is classed as financial income and the interest cost on the pension scheme liabilities is shown as a financial expense. Under UK GAAP the pension charge went through cost of sales.

(F) Other minor adjustments to the income statement were upsides of £0.2m in administrative expenses and £0.3m in the tax charge for the year.

(G) Revenue and cost of sales have been restated under both UK GAAP as set out in note 1 to the accounts.

Effect of changes to Accounting Policies to conform with TUI Travel

(H) Revenue and cost of sales have been restated by £205.4m to disclose commissions payable as cost of sales, as opposed to a deduction from revenue as applied under IFRSs as adopted by the Group.

(I) In line with IAS 37, "Provisions, contingent liabilities and contingent assets", the Group has discounted provisions where the time value of money is material. The unwinding of these provisions has been restated to reduce cost of sales and increase finance expenses by £3.1m.

Cash flow statement

There have no material changes between the cash flow statement presented under UK GAAP and that presented under Adopted IFRSs.

34. Principal operating subsidiaries

All the principal operating subsidiaries listed below were wholly owned and were consolidated at 31 October 2006. Principal operating subsidiaries are those which, in the opinion of the Directors, significantly affected the Group's results and net assets during the year. The Directors consider that those companies not listed are not significant in relation to the Group as a whole.

All of the subsidiaries have only ordinary share capital except for Signature Vacations Inc., which also has convertible, redeemable preference shares all of which are owned by the Group. Subsidiaries marked with an * are directly held by First Choice Holidays PLC. A full list of subsidiaries will be included in the Company's annual return.

	Country	Nature of business
Mainstream Holidays Sector		
First Choice Holidays & Flights Limited	United Kingdom	Tour operator
First Choice Airways Limited	United Kingdom	Airline
Viking Aviation Limited	United Kingdom	Seat broker
Falcon Leisure Group (Overseas) Limited	United Kingdom	Tour operator
First Choice Travel Shops Limited	United Kingdom	Travel agent
First Choice Retail Limited	United Kingdom	Travel agent
First Choice Holiday Hypermarkets Limited	United Kingdom	Travel agent
First Choice Travel Shops (SW) Limited	United Kingdom	Travel agent
Adehy Limited*	Eire	Travel agent
Specialist Holidays Sector		
Citalia Holidays Limited	United Kingdom	Tour operator
Hayes & Jarvis (Travel) Limited	United Kingdom	Tour operator
Meon Travel Limited	United Kingdom	Tour operator
First Choice Canada Inc	Canada	Tour operator
First Choice Austria GmbH	Austria	Tour operator
Bosphorus SA	Belgium	Tour operator
Groupe Marmara SAS	France	Tour operator
Tourinter SA	France	Tour operator
First Choice Deutschland GmbH	Germany	Tour operator
I Viaggi del Turchese Srl	Italy	Tour operator
First Choice Nederland BV*	Netherlands	Tour operator
Royal Vacaciones SA	Spain	Tour operator
Taurus Tours AG	Switzerland	Tour operator
StudentCity.com, Inc	USA	Tour operator
Boss Tours North America Inc	Canada	Tour operator
Les Services Educatours Mercier Inc	Canada	Tour operator

	Country	Nature of business
Les Tours Jumpstreet Tours Inc	Canada	Tour operator
School Voyageurs (Canada) Limited	Canada	Tour operator
Educational Tours, Inc	USA	Tour operator
EEFC, Inc.	USA	Tour operator
Activity Holidays Sector		
Ski Bound Limited*	United Kingdom	Tour operator
Travel Class Limited	United Kingdom	Tour operator
Sunsail Limited	United Kingdom	Tour operator
Sunsail Worldwide Sailing Limited	United Kingdom	Tour operator
Mariner International Travel, Inc	USA	Tour operator
The Moorings Limited	British Virgin Islands	Tour operator
Yachts International Limited	British Virgin Islands	Tour operator
Crown Blue Line Limited	United Kingdom	Tour operator
Porter and Haylett Limited*	United Kingdom	Tour operator
Exodus Travels Limited	United Kingdom	Tour operator
Magic of the Orient Limited*	United Kingdom	Tour operator
The Imaginative Traveller Limited*	United Kingdom	Tour operator
Adventures Worldwide Limited	United Kingdom	Tour operator
Peregrine Adventures Pty Ltd	Australia	Tour operator
FC Adventures Canada, Inc	Canada	Tour operator
MyPlanet International A/S	Denmark	Tour operator
Aventuria SA	France	Tour operator
Sawadee Amsterdam BV	Netherlands	Tour operator
Caradonna Caribbean Tours, Inc	USA	Tour operator
Country Walkers, Inc	USA	Tour operator
International Expeditions, Inc	USA	Tour operator
Intrav, Inc	USA	Tour operator
Park East Tours, Inc	USA	Tour operator
TCS Expeditions, Inc	USA	Tour operator
TRAVCOA Corporation	USA	Tour operator
Your Man Tours, Inc	USA	Tour operator
Clipper Cruise Line, Llc	USA	Cruise vessel operator
Peregrine Shipping Pty Ltd	Australia	Tour operator
Online Destination Services Sector		
Barceló Destination Services SLU	Spain	Destination services
Hotelbeds USA, Inc	USA	Destination services
Trina Tours Limited	United Kingdom	Destination services
Hotelbeds SLU	Spain	Online accommodation
Hotelopia SL	Spain	Online accommodation
Pacific World Limited	Hong Kong	Destination services
Hotelbeds (Shanghai) Commercial Services Co., Limited	People's Republic of China	Destination services
Pacific World Singapore Pte Limited	Singapore	Destination services

35. Directors' remuneration

	2005			2006					
	Total emoluments	Pension contributions	Total	Salary/ fees	Benefits in kind	Performance bonuses	Total emoluments	Pension contributions	Total
	£'000	£'000	£'000	£'000	£'000	£'000	£'000	£'000	£'000
Non-Executive Chairman									
Sir Michael Hodgkinson	162	—	162	170	—	—	170	—	170
Executive Directors									
Peter Long	1,231	300	1,531	636	40	636	1,312	318	1,630
Paul Bowtell	788	75	863	350	14	306	670	96	766
Dermot Blastland	677	88	765	364	26	136	526	93	619
Other Non-Executive Directors									
Simón Barceló	33	—	33	33	—	—	33	—	33
Tony Campbell	38	—	38	38	—	—	38	—	38
Clare Chapman	38	—	38	38	—	—	38	—	38
Bill Dalton(1)	35	—	35	33	—	—	33	—	33
Susan Hooper(2)	21	—	21	33	—	—	33	—	33
Jeremy Hicks(2)	25	—	25	38	—	—	38	—	38
Giles Thorley(3)	—	—	—	25	—	—	25	—	25
Resigned									
Terry Green	14	—	14	—	—	—	—	—	—
Richard Fain	14	—	14	—	—	—	—	—	—
Totals	3,076	463	3,539	1,758	80	1,078	2,916	507	3,423

(1) Bill Dalton received £2,000 of his 2004 fees in 2005 as an arrears payment.

(2) Jeremy Hicks and Susan Hopper were appointed during 2005.

(3) Giles Thorley was appointed in February 2006.

The Executive Directors have each elected to defer 50 per cent. (2005: 50 per cent.) of the annual bonus entitlement for the year ended 31 October 2006 under the terms of the Deferred Annual Bonus Scheme.

Interests in shares and options at 31 October 2006

The interests of Directors in the share capital of First Choice Holidays PLC are set out below:

	Ordinary shares		Options				*Share awards			
	31 October 2005	31 October 2006	31 October 2005	Granted	Exercised	31 October 2006	31 October 2005	Granted	Exercised	31 October 2006
Sir Michael Hodgkinson	20,000	20,000	—	—	—	—	—	—	—	—
Peter Long	**2,102,761	**2,103,645	1,787,000	—	—	1,787,000	1,793,888	931,737	—	2,725,625
Paul Bowtell	10,212	**11,253	—	—	—	—	577,442	419,849	—	997,291
Dermot Blastland	**452,800	**333,684	829,134	—	—	829,134	790,988	453,054	—	1,244,042
Simon Barceló***	59,131,390	32,641,680	—	—	—	—	—	—	—	—
Tony Campbell	38,476	39,661	—	—	—	—	—	—	—	—
Clare Chapman	—	—	—	—	—	—	—	—	—	—
Bill Dalton	—	—	—	—	—	—	—	—	—	—
Jeremy Hicks	—	—	—	—	—	—	—	—	—	—
Susan Hooper	—	—	—	—	—	—	—	—	—	—
Giles Thorley	—	25,000	—	—	—	—	—	—	—	—

* Includes shares awarded under the Restricted Share Plan, Performance Share Plan and Deferred Share Bonus Plan.

** Includes shares purchased under the Buy-as-You-Earn Share Incentive Plan.

*** Simón Barceló's interest in 32,625,919 shares is held through his 6.15 per cent. (2005: 11.16 per cent.) shareholding in Barceló Corporación Empresarial SA and its wholly-owned subsidiary Barceló Cruceros Maritimos SL (2005: 59,115,629 shares).

Share awards/options exercised during the year

No shares were exercised under any of the various plans during the year and therefore there were no gains on the exercise of shares by Directors during the year.

Share awards/options granted and outstanding at 31 October 2006

Share options and awards granted to the Executive Directors and outstanding at the 31 October 2006 under the Performance Share Plan, Deferred Annual Bonus Scheme, Restricted Share Plan and the Senior Executive Plan are set out below.

	Number of shares	Grant date	Option exercise price (p)	Date next exercisable	*Final lapse date
Peter Long					
Performance Share Plan	277,427	14 December 2005	N/A	14 December 2008	14 December 2008
Deferred Annual Bonus Scheme .	87,241	14 December 2005	N/A	14 December 2007	14 December 2007
	43,621	14 December 2005	N/A	14 December 2008	14 December 2008
Matching Shares	523,448	14 December 2005	N/A	14 December 2008	14 December 2008
Restricted Share Plan	301,281	14 December 1999	N/A	31 October 2006	20 February 2007
	7,740	6 January 2000	N/A	31 October 2006	20 February 2007
	27,805	22 March 2000	N/A	31 October 2006	20 February 2007
	17,193	11 December 2000	N/A	31 October 2006	20 February 2007
	150,049	11 December 2001	N/A	31 October 2006	20 February 2007
	200,000	30 October 2002	N/A	31 October 2006	20 February 2007
	223,901	31 December 2002	N/A	31 October 2006	20 February 2007
	16,326	29 January 2003	N/A	31 October 2006	20 February 2007
	92,538	14 April 2003	N/A	31 October 2006	20 February 2007
	107,256	9 December 2003	N/A	9 December 2006	14 February 2007
	154,333	23 December 2003	N/A	23 December 2006	28 February 2007
	20,479	1 April 2004	N/A	1 April 2007	12 July 2007
	14,212	28 April 2004	N/A	28 April 2007	8 August 2007
	87,976	27 July 2004	N/A	27 July 2007	28 September 2007
	105,263	14 December 2004	N/A	14 December 2007	19 February 2008
	267,536	23 December 2004	N/A	23 December 2007	28 February 2008
Senior Executive Plan	958,904	30 October 2002	109.50	30 October 2007	30 October 2009
	828,096	9 December 2003	135.25	9 December 2008	9 December 2010
Paul Bowtell					
Performance Share Plan	114,504	14 December 2005	N/A	14 December 2008	14 December 2008
Deferred Annual Bonus Scheme .	40,713	14 December 2005	N/A	14 December 2007	14 December 2007
	20,356	14 December 2005	N/A	14 December 2008	14 December 2008
Matching Shares	244,276	14 December 2005	N/A	14 December 2008	14 December 2008
Restricted Share Plan	419,548	13 October 2004	N/A	31 October 2007	23 January 2008
	157,894	14 December 2004	N/A	31 October 2007	19 February2008
Dormot Blastland					
Performance Share Plan	119,084	14 December 2005	N/A	14 December 2008	14 December 2008
Deferred Annual Bonus Scheme .	44,529	14 December 2005	N/A	14 December 2007	14 December 2007
	22,265	14 December 2005	N/A	14 December 2008	14 December 2008
Matching Shares	267,176	14 December 2005	N/A	14 December 2008	14 December 2008
Restricted Share Plan	61,055	14 December 1999	N/A	31 October 2006	20 February 2007
	15,244	11 December 2000	N/A	31 October 2006	20 February 2007
	104,239	11 December 2001	N/A	31 October 2006	20 February 2007
	300,000	30 October 2002	.N/A	31 October 2006	20 February 2007
	137,753	9 December 2003	N/A	9 December 2006	14 February 2008
	172,697	14 December 2004	N/A	14 December 2007	19 February 2008
Senior Executive Plan	452,055	30 October 2002	109.50	30 October 2007	30 October 2009
	377,079	9 December 2003	135.25	.9 December 2008	9 December 2010

* In accordance with the amendments to the Restricted Share Plan approved by the shareholders.

During the year to 31 October 2006, the price of the Company's ordinary shares ranged between 196p and 260.5p and the mid closing price on 31 October 2006 was 225.25p.

On 1 November 2006, the following shares were allocated to the Directors in respect of the Dividend Reinvestment Plan (the DRIP):

Louise Bowtell (wife of Paul Bowtell)	104
Tony Campbell	390

Interests in shares and options at 31 October 2005

The interests of Directors in the share capital of First Choice Holidays PLC are set out below:

	Ordinary shares		Options				Restricted shares			
	31 October 2005	31 October 2004	31 October 2005	Granted	Exercised	31 October 2004	31 October 2005	Granted	Exercised	31 October 2004
Sir Michael Hodgkinson	20,000	20,000	—	—	—	—	—	—	—	—
Peter Long	*2,102,761	*1,896,887	1,787,000	—	—	1,787,000	1,793,888	372,799	465,355	1,886,444
Paul Bowtell	10,212	10,000	—	—	—	—	577,442	157,894	—	419,548
Dermol Blastland	*452,800	*405,445	829,134	—	20,242	849,376	790,988	172,697	89,502	707,793
Simón Barceló**	59,131,390	111,922,319	—	—	—	—	—	—	—	—
Tony Campbell	38,476	37,200	—	—	—	—	—	—	—	
Clare Chapman	—	—	—	—	—	—	—	—	—	—
Bill Dalton	—	—	—	—	—	—	—	—	—	
Jeremy Hicks	—	—	—	—	—	—	—	—	—	—
Susan Hooper	—	—	—	—	—	—	—	—	—	—

* Includes shares purchased under the Buy-as-You-Earn Share Incentive Plan

** Simon Barceló's interest in 59,115,629 shares is held through his 11.16 per cent. (2004: 24 4 per cent.) shareholding in Barceló Corporación Empresarial SA (2004: 111,906,558).

Share options exercised during the year to 31 October 2005

	Share scheme	Date option exercised	Number of options exercised	Share price at date of exercise (p)	Exercise Price (p)	Gain on exercise £
Peter Long	Restricted Share Plan	23 December 2004	310,631	151.70	N/A	471,227
		18 April 2005	39,423	174.50	N/A	68,793
		05 October 2005	115,301	200.05	N/A	230,660
Dermot Blastland . .	Restricted Share Plan	24 December 2004	74,865	151.70	N/A	113,570
		25 April 2005	3,729	176.75	N/A	6,591
		05 October 2005	10,908	200.05	N/A	21,821
	Executive Share Option Scheme	27 July 2005	20,242	188.25	95.00	18,876

In the year ended 31 October 2005, total gains on the exercise of share options by Directors amounted to £931,538.

Share awards/options granted and outstanding at 31 October 2005

Share options and awards granted to the Executive Directors and outstanding at the 31 October 2005 under the Performance Share Plan, Deferred Annual Bonus Scheme, Restricted Share Plan and the Senior Executive Plan and are set out below.

	Number of shares	Grant date	Option exercise price (p)	Date next exercisable	*Final lapse date
Peter Long	301,281	14 December 1999	N/A	31 October 2006	20 February 2007
Restricted Share Plan	7,740	6 January 2000	N/A	31 October 2006	20 February 2007
	27,805	22 March 2000	N/A	31 October 2006	20 February 2007
	17,193	11 December 2000	N/A	31 October 2006	20 February 2007
	150,049	11 December 2001	N/A	31 October 2006	20 February 2007
	200,000	30 October 2002	N/A	31 October 2006	20 February 2007
	223,901	31 December 2002	N/A	31 October 2006	20 February 2007
	16,326	29 January 2003	N/A	31 October 2006	20 February 2007
	92,538	14 April 2003	N/A	31 October 2006	20 February 2007
	107,256	9 December 2003	N/A	9 December 2006	14 February 2007
	154,333	23 December 2003	N/A	23 December 2006	28 February 2007
	20,479	1 April 2004	N/A	1 April 2007	12 July 2007
	14,212	28 April 2004	N/A	28 April 2007	8 August 2007
	87,976	27 July 2004	N/A	27 July 2007	28 September 2007
	105,263	14 December 2004	N/A	14 December 2007	19 February 2008
	267,536	23 December 2004	N/A	23 December 2007	28 February 2008
Senior Executive Plan	958,904	30 October 2002	109.50	30 October 2007	30 October 2009
	828,096	9 December 2003	135.25	9 December 2008	9 December 2010
Paul Bowtell					
Restricted Share Plan	419,548	13 October 2004	N/A	13 October 2007	23 January 2008
	157,894	14 December 2004	N/A	14 December 2007	19 February 2008
Dermot Blastland	61,055	14 December 1999	N/A	31 October 2006	20 February 2007
Restricted Share Plan	15,244	11 December 2000	N/A	31 October 2006	20 February 2007
	104,239	11 December 2001	N/A	31 October 2006	20 February 2007
	300,000	30 October 2002	N/A	31 October 2006	20 February 2007
	137,753	9 December 2003	N/A	9 December 2006	14 February 2007
	172,697	14 December 2004	N/A	14 December 2007	19 February 2008
Senior Executive Plan	452,055	30 October 2002	109.50	30 October 2007	30 October 2009
	377,079	9 December 2003	135.25	9 December 2008	9 December 2010

* In accordance with the amendments to the Restricted Share Plan approved by the Shareholders.

During the year to 31 October 2005, the price of the Company's ordinary shares ranged between 135p and 218.25p and was 195.25p on 31 October 2005.

On 1 November 2005, the following shares were allocated to the directors in respect of the Dividend Reinvestment Plan (the DRIP):

Louise Bowtell (wife of Paul Bowtell)	100
Tony Campbell	379

Section C

Audited consolidated financial statements of First Choice for the two years ended 31 October 2005

The information contained in this Section C has been reproduced from the financial statements of First Choice Holidays PLC for the years ended 31 October 2005 and 31 October 2004. As a result it contains certain references within the annual report issued by First Choice in each year that is not reproduced within this section.

Independent auditors' report to the members of First Choice Holidays PLC

We have audited the accounts of First Choice Holidays PLC. We have also audited the information in the Directors' Remuneration Report that is described as having been audited.

This report is made solely to the Company's members, as a body, in accordance with section 235 of the Companies Act 1985. Our audit work has been undertaken so that we might state to the Company's members those matters we are required to state to them in an auditor's report and for no other purpose. To the fullest extent permitted by law, we do not accept or assume responsibility to anyone other than the Company and the Company's members as a body, for our audit work, for this report, or for the opinions we have formed.

Respective responsibilities of directors and auditors

The Directors are responsible for preparing the Annual Report and the Directors' Remuneration Report. As described in the statement of Directors' Responsibilities, this includes responsibility for preparing the accounts in accordance with applicable United Kingdom law and accounting standards. Our responsibilities, as independent auditors, are established in the United Kingdom by statute, the Auditing Practices Board, the Listing Rules of the Financial Services Authority and by our profession's ethical guidance.

We report to you our opinion as to whether the accounts and the part of the Directors' Remuneration Report to be audited give a true and fair view and have been properly prepared in accordance with the Companies Act 1985. We also report to you if, in our opinion, the Directors' Report is not consistent with the accounts, if the Company has not kept proper accounting records, if we have not received all the information and explanations we require for our audit, or if information specified by law regarding Directors' remuneration and transactions with the Group is not disclosed.

We review whether the corporate governance statement reflects the Company's compliance with the nine provisions of the 2003 FRC Code specified for our review by the Listing Rules and we report if it does not. We are not required to consider whether the Board's statements on internal control cover all risks and controls, or form an opinion on the effectiveness of the Group's corporate governance procedures or its risk and control procedures.

We read the other information contained in the Annual Report, including the Corporate Governance Statement and the unaudited part of the Directors' Remuneration Report, and consider whether it is consistent with the audited accounts. We consider the implications for our report if we become aware of any apparent mis-statements or material inconsistencies with the accounts.

Basis of audit opinion

We conducted our audit in accordance with Auditing Standards issued by the Auditing Practices Board. An audit includes examination, on a test basis, of evidence relevant to the amounts and disclosures in the accounts and the part of the Directors' Remuneration Report to be audited. It also includes an assessment of the significant estimates and judgements made by the directors in the preparation of the accounts, and of whether the accounting policies are appropriate to the Group's circumstances, consistently applied and adequately disclosed.

We planned and performed our audit so as to obtain all the information and explanations which we considered necessary in order to provide us with sufficient evidence to give reasonable assurance that the accounts, and the part of the Directors' Remuneration Report to be audited, are free from material mis-statement, whether caused by fraud or other irregularity or error. In forming our opinion we also evaluated the overall adequacy of the presentation of information in the accounts and the part of the Directors' Remuneration Report to be audited.

Opinion

In our opinion:

The accounts give a true and fair view of the state of affairs of the Company and the Group as at 31 October 2005 and of the profit of the Group for the year then ended; and

The accounts and the part of the Directors' Remuneration Report to be audited have been properly prepared in accordance with the Companies Act 1985.

KPMG Audit Plc

Chartered Accountants
Registered Auditors
London

7 December 2005

Consolidated profit and loss account

for the year ended 31 October 2005

	Notes	Pre exceptional items and goodwill amortisation 2005	Goodwill amortisation 2005	Total 2005	*Pre exceptional items and goodwill amortisation 2004	Exceptional items and goodwill amortisation 2004	*Total 2004
		£m	£m	£m	£m	£m	£m
Group and share of joint venture turnover	2	2,596.9	—	2,596.9	2,334.0	—	2,334.0
Less share of joint venture turnover		(18.3)	—	(18.3)	(16.5)	—	(16.5)
Group turnover							
Continuing operations		2,515.7	—	2,515.7	2,317.5	—	2,317.5
—Acquisitions		62.9	—	62.9	—	—	—
Total Group turnover	2	2,578.6	—	2,578.6	2,317.5	—	2,317.5
Cost of sales	2	(2,221.2)	—	(2,221.2)	(2,005.3)	—	(2,005.3)
Gross profit		357.4	—	357.4	312.2	—	312.2
Administrative expenses excluding goodwill amortisation	2	(241.8)	—	(241.8)	(213 6)	—	(213 6)
Goodwill amortisation		—	(24.7)	(24.7)	—	(23.4)	(23.4)
Total administrative expenses		(241.8)	(24.7)	(266.5)	(213 6)	(23.4)	(237.0)
Group operating profit							
Continuing operations		114.0	(23.7)	90.3	98.6	(23.4)	75.2
—Acquisitions		1.6	(1.0)	0.6	—	—	—
Total Group operating profit		115.6	(24.7)	90.9	98.6	(23.4)	75.2
Share of operating profit of joint venture		1.8	—	1.8	0.4	—	0.4
Goodwill amortisation on joint venture		—	(0.2)	(0.2)	—	(0.2)	(0 2)
Share of operating profit of associate		1.0	—	1.0	0.6	—	0.6
Total operating profit: Group and share of joint venture and associate		118.4	(24.9)	93.5	99 6	(23.6)	76.0
Loss on disposal of fixed asset investments	3	—	—	—	—	(0.2)	(0 2)
Profit before interest		118.4	(24.9)	93.5	99.6	(23.8)	75.8
Net interest payable and similar items	4	(4.4)	—	(4.4)	(1.3)	—	(1.3)
Profit on ordinary activities before taxation	6	114.0	(24.9)	89.1	98.3	(23.8)	74.5
Taxation on profit on ordinary activities	7	(33.1)	—	(33.1)	(28 4)	—	(28 4)
Profit on ordinary activities after taxation		80.9	(24.9)	56.0	69.9	(23.8)	46.1
Equity minority interests		(0.2)	—	(0.2)	(0.3)	—	(0.3)
Profit for the financial year		80.7	(24.9)	55.8	69 6	(23.8)	45.8
Preference share dividends	8	(10.0)	—	(10.0)	(13.7)	—	(13.7)
Profit attributable to ordinary shareholders		70.7	(24.9)	45.8	55.9	(23.8)	32.1
Ordinary share dividends	8	(34.6)	—	(34.6)	(28.4)	—	(28.4)
Retained profit for the financial year	21	36.1	(24.9)	11.2	27.5	(23.8)	3.7
Earnings per ordinary share	9						
Basic earnings per ordinary share				8.8p			6.2p
Before goodwill amortisation				13.6p			10.8p
Before goodwill amortisation and exceptional items				13.6p			10 8p
Diluted earnings per ordinary share				8.7p			6.2p
Before goodwill amortisation				13.4p			10.7p
Before goodwill amortisation and exceptional items				13.4p			10.7p

* The comparative figures for turnover and cost of sales have been restated as set out in note 1.

Balance sheets

at 31 October 2005

	Notes	Group 2005	Group 2004	Company 2005	Company 2004
		£m	£m	£m	£m
Fixed assets					
Intangible assets	10	425.5	376.4	—	—
Tangible assets	11	305.8	288.7	—	—
Investments	12	0.8	0.8	527.7	498.8
Investment in joint venture		—	—	35.9	35.9
Share of gross assets		39.5	38.7	—	—
Share of gross liabilities		(10.0)	(10.4)	—	—
Goodwill		3.2	3.4	—	—
Total investment in joint venture	13	32.7	31.7	35.9	35.9
Investment in associate	13	2.5	2.1	2.9	2.9
Total investments		36.0	34.6	566.5	537.6
Total fixed assets		767.3	699.7	566.5	537.6
Current assets					
Debtors	14	461.0	400.3	168.2	307.6
Investments	15	46.9	38.6	—	—
Cash at bank and in hand	16	78.4	253.7	0.9	—
Total current assets		586.3	692.6	169.1	307.6
Creditors: amounts falling due within one year	17	(918.8)	(760.6)	(73.0)	(36.6)
Net current (liabilities)/assets		(332.5)	(68.0)	96.1	271.0
Total assets less current liabilities		434.8	631.7	662.6	808.6
Creditors: amounts falling due after more than one year	18	(59.2)	(80.6)	(0.6)	(1.3)
Provisions for liabilities and charges	19	(73.0)	(63.8)	—	—
Equity minority interests		(0.3)	(0.2)	—	—
Net assets		302.3	487.1	662.0	807.3
Capital and reserves					
Called up share capital	20	15.9	215.3	15.9	215.3
Share premium account	21	241.5	239.8	241.5	239.8
Capital reserve	21	201.4	1.9	201.4	1.9
Own share reserve	21	(8.5)	(11.4)	(8.5)	(11.4)
Revaluation reserve	21	2.5	2.9	—	—
Merger reserve	21	138.5	161.0	165.8	188.3
Profit and loss account	21	(289.0)	(122.4)	45.9	173.4
Shareholders' funds		302.3	487.1	662.0	807.3
Equity	21	302.3	287.6	662.0	607.8
Non-equity	21	—	199.5	—	199.5
Shareholders' funds		302.3	487.1	662.0	807.3

Approved by the Board
on 7 December 2005 and signed on its behalf by:

Peter Long
Chief Executive

Paul Bowtell
Group Finance Director

Consolidated cash flow statement

for the year ended 31 October 2005

	Notes	2005	2004
		£m	£m
Net cash inflow from operating activities	23	157.9	172.4
Dividends received from associate		0.3	0.3
Returns on investment and servicing of finance			
Interest received		3.4	3.9
Interest paid		(5.3)	(3.8)
Interest element of finance leases		(1.7)	(1.7)
Preference dividends paid		(11.0)	(13.5)
Net cash outflow from returns on investments and servicing of finance		(14.6)	(15.1)
Net tax paid		(32.5)	(21.3)
Capital expenditure and financial investment			
Purchase of tangible fixed assets		(65.8)	(54.6)
Proceeds from sales of tangible fixed assets		11.1	14.7
Proceeds from sale of trade investment		0.1	10.0
Net cash outflow from capital expenditure and financial investment		(54.6)	(29.9)
Acquisitions and disposals			
Acquisitions of subsidiaries	12(a)	(33.1)	(30.9)
Disposal of subsidiaries		—	20.8
Net cash outflow from acquisitions and disposals		(33.1)	(10.1)
Equity dividends paid		(28.7)	(25.9)
Net cash (outflow)/inflow before use of liquid resources and financing		(5.3)	70.4
Management of liquid resources			
Purchase of liquid investments		(8.3)	(19.2)
Decrease/(increase) in term deposits		139.6	(20.0)
Net cash inflow/(outflow) from management of liquid resources		131.3	(39.2)
Financing			
Issue of ordinary share capital		1.4	1.1
Redemption of preference share capital		(199.5)	—
Capital payments under finance leases and hire purchase agreements		(7.2)	(7.3)
Increase in loans		30.9	5.4
Repayment of loan capital		(7.9)	(9.4)
Net cash outflow from financing		(182.3)	(10.2)
(Decrease)/increase in cash in the year	25	(56.3)	21.0

Statements of total consolidated recognised gains and losses
for the year ended 31 October 2005

	Group 2005	Group 2004	Company 2005	Company 2004
	£m	£m	£m	£m
Profit for the financial year				
Group/Company	54.1	45.3	94.8	1.1
Share of joint venture	1.0	0.2	—	—
Share of associate	0.7	0.3	—	—
	55.8	45.8	94.8	1.1
Currency translation differences on foreign currency investments	(0.5)	1.5	—	—
Total recognised gains and losses relating to the financial year	55.3	47.3	94.8	1.1

Note of consolidated historical cost profits and losses
for the year ended 31 October 2005

	Group 2005	Group 2004
	£m	£m
Reported profit on ordinary activities before taxation	89.1	74.5
Depreciation difference between historical cost and the revalued amount	0.4	—
Historical cost profit on ordinary activities before taxation	89.5	74.5
Historical cost retained profit for the year	11.6	3.7

A note of historical cost profit and loss is not presented for the Company as there is no difference between profits and losses of the Company as shown in the accounts and those shown on a historical cost basis in either year.

Reconciliations of movements in shareholders' funds
for the year ended 31 October 2005

	Group 2005	Group 2004	Company 2005	Company 2004
	£m	£m	£m	£m
Profit for the financial year	55.8	45.8	94.8	1.1
Dividends	(44.6)	(42.1)	(44.6)	(42.1)
Retained profit/(loss) for the financial year	11.2	3.7	50.2	(41.0)
Redemption of preference share capital	(199.5)	—	(199.5)	—
Other net recognised gains and losses relating to the year	(0.5)	1.5	—	—
Amortised issue costs	0.1	0.2	0.1	0.2
New share capital	1.8	1.1	1.8	1.1
Share capital to be issued	—	(0.1)	—	(0.1)
Charge for EBT shares	2.1	3.0	2.1	3.0
Net (reduction)/addition to shareholders' funds	(184.8)	9.4	(145.3)	(36.8)
Opening shareholders' funds	487.1	477.7	807.3	844.1
Closing shareholders' funds	302.3	487.1	662.0	807.3

1. Accounting policies

Basis of preparation

The following accounting policies have been consistently applied in dealing with items considered material in relation to the accounts, other than the change in accounting policy in relation to turnover for Online Destination Services.

The comparative figures for turnover and cost of sales have both been reduced by £32.1m to reflect more accurately the contractual basis of the activity in the Online Destination Services Sector.

Accounting convention

The accounts have been prepared in accordance with applicable accounting standards and under the historical cost convention as modified by the revaluation of certain fixed assets, and on the going concern basis.

Basis of consolidation

The Group accounts consolidate the accounts of First Choice Holidays PLC and its subsidiary undertakings together with the Group's share of net assets and results of its joint venture and associated undertakings. These accounts are made up to 31 October 2005.

The acquisition method of accounting has been adopted. Under this method, the results of subsidiary undertakings acquired during the year are included in the profit and loss account from the effective date of acquisition.

The Company has taken advantage of the exemption under Section 230 of the Companies Act 1985 from presenting its own profit and loss account.

Associated undertakings and joint ventures

An associated undertaking is one in which the Group has a long-term investment and exercises significant influence over the Company in which the investment is made. The Group's share of the results and net assets of its associated undertakings are included in the consolidated profit and loss account and balance sheet under the equity method of accounting.

A joint venture is an undertaking in which the Group has a long-term interest and over which it exercises joint control. The Group's share of the profits less losses of joint ventures is included in the consolidated profit and loss account and its interest in their net assets, and the Group's related other goodwill, is included in investments in the consolidated balance sheet. The joint venture undertaking has been accounted for using the gross equity method in the Group balance sheet.

Goodwill

Purchased goodwill (representing the excess of the fair value of the consideration and associated costs given over the fair values of the separable net assets acquired) arising on consolidation in respect of acquisitions since 1 November 1998 is capitalised. Positive goodwill is amortised to nil by equal instalments over its estimated useful life, normally and in no case more than 20 years. On the subsequent disposal or termination of a business acquired since 1 November 1998, the profit or loss on disposal or termination is calculated after charging the unamortised amount of any related goodwill.

Goodwill arising on consolidation prior to the adoption, on 1 November 1998, of FRS 10: Goodwill and Intangible Assets, has been charged directly to reserves. The goodwill, which has been taken directly to reserves, will be charged to the profit and loss account on disposal of the related business.

Fair value accounting adjustments are made in respect of acquisitions and these may be made on provisional estimates. Amendments may be made to those adjustments in the subsequent accounting period with a corresponding adjustment to goodwill.

Foreign currencies

Transactions in overseas currencies are translated at the exchange rate ruling at the date of the transaction or, where forward cover has been arranged, at the contractual rate. Monetary assets and liabilities denominated in foreign currencies are retranslated at the exchange rates ruling at the balance sheet date or at a contractual rate if applicable and any exchange differences arising are taken to the profit and loss account in the season to which the contract relates.

The results of overseas subsidiaries are translated at weighted average exchange rates for the year and exchange differences arising on consolidation of the net investment in overseas subsidiaries are dealt with through reserves.

Financial instruments

The following financial instruments may be utilised by the Group: foreign exchange forward contracts and swaps, foreign exchange options, interest rate swaps, forward rate agreements, interest rate options, energy swaps and energy options. The instruments are used to manage Group exposures to fluctuations in foreign currency exchange rates, interest rates and fuel prices.

Financial instruments are contracted for hedging purposes only. The Group does not trade any financial instruments and does not enter into speculative transactions. Interest rate derivatives are used to manage interest rate risk. Amounts payable and receivable in respect of these derivatives are recognised as adjustments to interest income or payable over the period of the contracts.

Gains and losses on foreign currency hedges are recognised on the maturity of the underlying exposure. Gains or losses arising on hedging instruments, which are cancelled due to the termination of underlying exposure, are taken to the profit and loss account immediately.

Turnover

Turnover represents the aggregate amount of revenue from inclusive tours, travel agency commission received and other services supplied to customers in the ordinary course of business. Revenue in respect of in house product is recognised on the date of departure and the related costs of distribution and of providing the holidays and flights are charged to the profit and loss account on the same basis. Travel agency commissions and other revenues received from the sale of third party product, together with related costs, are recognised when they are earned on receipt of final payment. Turnover excludes intra-group transactions and is stated after deduction of trade discounts and commissions.

Client money received in advance

Client money received at the balance sheet date relating to holidays commencing and flights departing after the year end is included in creditors.

Marketing costs

Brochure and other marketing costs are charged to the profit and loss account in the season to which they relate.

Operating leases

Rentals payable and receivable under operating leases are charged or credited to the profit and loss account on a straight-line basis over the period of the lease or on another systematic basis, if this is more representative of the time pattern of the benefit from the use of the leased asset.

Finance leases and hire purchase contracts

Assets arising under finance leases and hire purchase contracts are capitalised and a corresponding liability recorded in creditors representing the present value of the minimum lease payments.

Where an option price exists, and the Group intends at inception to exercise the option, the corresponding liability includes the option purchase price as a lease payment and the option exercise date is taken as the most beneficial to the Group. Payments are treated as consisting of capital and interest elements with the interest being charged to the profit and loss account in proportion to the outstanding obligations.

Tangible fixed assets and depreciation

Tangible fixed assets are depreciated on a straight-line basis, at rates calculated to write off the cost or valuation, less estimated residual value, of each asset over its expected useful economic life.

The years used are as follows:

Freehold properties	—	50 years
Short leasehold properties	—	Lease period
Finance lease aircraft and equipment	—	Lease period
Aircraft spares and equipment	—	12 years/period to next overhaul
Yachts	—	15 years
Motor boats	—	25 years
Retail computer equipment	—	5 years
Computer equipment	—	3–5 years
Retail fixtures and fittings	—	8 years
Other assets	—	4 years

Since adopting FRS 15: Tangible Fixed Assets, newly acquired assets are carried at cost with other assets held at their previously revalued amounts.

Aircraft maintenance costs

Provision is made in respect of maintenance, overhaul and repair costs of operating leased airframes, engines and rotable spares based on the total anticipated costs over the useful economic life of the assets calculated by reference to costs experienced and published manufacturers' data. The charge to the profit and loss account is calculated by reference to the number of hours flown or by reference to the length of the full overhaul cycle. Costs incurred are charged against the provision. Neither the timing nor the value of the expenditure can be precisely determined but they can be averaged over time and over a fleet.

The cost of major overhauls of owned airframes, engines and rotable spares is capitalised on initial recognition and depreciated over the period until the next scheduled major overhaul.

Deferred taxation

Except as otherwise required by accounting standards, full provision without discounting is made for all timing differences, which have arisen but not reversed at the balance sheet date. Timing differences arise when items of income and expenditure are included in tax computations in periods different from their inclusion in the accounts.

Pensions

The Group operates defined benefit and defined contribution schemes. Pension liabilities are funded by monthly or annual contributions. Under the defined benefit schemes, pension liabilities are charged to the profit and loss account so as to spread the long-term cost of pensions over the service lives of employees. Variations from regular cost are spread over the average remaining service lives of current employees. Defined contribution scheme pension liabilities are charged to the profit and loss account as they fall due.

FRS 17: Retirement Benefits will require a market rather than actuarial valuation of defined benefit schemes. This will result in a greater volatility of the pension scheme surplus or deficit as the market valuation will be taken at each balance sheet date and be reflective of a particular point in time. At 31 October 2005, the Group has adopted the transitional disclosure requirements of FRS 17.

2. Segmental information

Sector Analysis

Turnover	2005 Continuing	2005 Acquisitions	2005 Total	Restated 2004 Total
	£m	£m	£m	£m
Leisure Travel:				
Mainstream Holidays	1,232.3	—	1,232.3	1,174.0
Specialist Holidays	861.8	28.8	890.6	770.0
Activity Holidays	192.8	32.8	225.6	195.5
Online Destination Services (see note 1)	228.8	1.3	230.1	178.0
Group turnover	2,515.7	62.9	2,578.6	2,317.5
Share of joint venture			18.3	16.5
Group turnover plus share of joint venture			2,596.9	2,334.0

Profit before tax	2005 Continuing	2005 Acquisitions	2005 Total	2004 Total
	£m	£m	£m	£m
Leisure Travel:				
Mainstream Holidays	54.0	—	54.0	48.5
Specialist Holidays	31.8	0.3	32.1	23.8
Activity Holidays	16.8	1.3	18.1	15.1
Online Destination Services	11.4	—	11.4	11.2
	114.0	1.6	115.6	98.6
Joint venture			1.8	0.4
Associate			1.0	0.6
Profit before interest, goodwill amortisation & exceptional costs			118.4	99.6
Net interest payable			(4.4)	(1.3)
Profit before goodwill amortisation & exceptional costs			114.0	98.3
Goodwill amortisation			(24.9)	(23.6)
Exceptional costs			—	(0.2)
Profit before tax			89.1	74.5

Geographical Analysis

Turnover	2005 Continuing	2005 Acquisitions	2005 Total	Restated 2004 Total
	£m	£m	£m	£m
Leisure Travel:				
UK	1,460.9	2.4	1,463.3	1,405.8
Europe	788.9	37.8	826.7	703.5
North America & rest of the world	265.9	22.7	288.6	208.2
Group turnover	2,515.7	62.9	2,578.6	2,317.5
Share of joint venture			18.3	16.5
Group turnover plus share of joint venture			2,596.9	2,334.0

Profit before tax	2005 Continuing	2005 Acquisitions	2005 Total	2004 Total
	£m	£m	£m	£m
Leisure Travel:				
UK	73.0	0.3	73.3	65.5
Europe	33.3	0.6	33.9	30.5
North America & rest of the world	7.7	0.7	8.4	2.6
	114.0	1.6	115.6	98.6
Joint venture			1.8	0.4
Associate			1.0	0.6
Profit before interest, goodwill amortisation & exceptional costs			118.4	99.6
Net interest payable			(4.4)	(1.3)
Profit before goodwill amortisation & exceptional costs			114.0	98.3
Goodwill amortisation			(24.9)	(23.6)
Exceptional costs			—	(0.2)
Profit before tax			89.1	74.5

Geographical analysis of business

Turnover determined by the location of customers is not materially different from turnover determined by location of business. Europe is defined as Continental Europe and Eire, whilst North America refers to Canada and the United States. First Choice is an integrated leisure travel business encompassing tour operating, distribution capacity, airline operations and ground handling services. Accordingly we consider that we operate under one class of business which we have defined as 'Leisure Travel'.

The exceptional item in the prior year of £0.2m arose in Europe.

Analysis of goodwill amortisation and net assets

	Goodwill amortisation 2005	Goodwill amortisation 2004	Net assets 2005	Net assets 2004
	£m	£m	£m	£m
Leisure Travel:				
UK				
Continuing	7.5	8.7	183.4	392.8
Acquisitions	—	—	1.6	—
Europe				
Continuing	13.0	13.0	102.2	84.5
Acquisitions	0.4	—	(1.4)	—
North America & rest of the world				
Continuing	3.2	1.7	18.2	9.8
Acquisitions	0.6	—	(1.7)	—
	24.7	23.4	302.3	487.1

Analysis of continuing operations and acquisitions

	Continuing operations 2005	Acquisitions 2005	Total 2005	Total 2004
	£m	£m	£m	£m
Group turnover	2,515.7	62.9	2,578.6	2,317.5
Cost of sales	(2,166.9)	(54.3)	(2,221.2)	(2,005.3)
Gross profit	348.8	8.6	357.4	312.2
Administrative expenses excluding goodwill amortisation	(234.8)	(7.0)	(241.8)	(213.6)
Goodwill amortisation	(23.7)	(1.0)	(24.7)	(23.4)
Total administrative expenses	(258.5)	(8.0)	(266.5)	(237.0)
Group operating profit	90.3	0.6	90.9	75.2

The goodwill amortisation disclosed under Acquisitions relates to the goodwill arising on consolidation in respect of companies acquired during the year.

3. Exceptional items

Exceptional costs of £0.2m arose in the prior year and related to the loss on disposal of the Group's interest in the Barceló Retail businesses and the gain on disposal of the Group's minority stake in the Globalia group of companies.

4. Net interest payable and similar items

	2005	2004
	£m	£m
Bank interest receivable	4.7	4.2
Bank interest payable on loans and overdrafts	(7.3)	(3.8)
Finance lease charges on leases expiring within one year	(1.4)	(0.2)
Finance lease charges on leases expiring within two to five years	(0.4)	(1.5)
Interest payable and similar charges	(9.1)	(5.5)
Total	(4.4)	(1.3)

5. Employees

Staff numbers	2005 Total	2004 Total
Average number of employees	14,551	13,915

Staff costs	2005	2004
	£m	£m
Wages and salaries	252.2	237.0
Social security costs	30.2	28.0
Pension costs	12.7	12.4
	295.1	277.4

Details of the emoluments of directors (including details of share options, long-term incentive scheme interests and pension entitlements) are set out in the Report of the Board to Shareholders on Directors' Remuneration.

Consistent with the disclosure in note 2 'Segmental information' we consider the Group to have one integrated business of 'Leisure Travel'. Accordingly, we have disclosed the average number of employees under this single business.

Pension costs

The Group operates pension schemes for employees eligible and wishing to participate in the schemes. The assets of all the schemes are held separately from the assets of the Group.

Funded defined contribution schemes for employees and Directors (Group schemes)

Pension costs of £8.6m (2004: £7.8m) relating to defined contribution schemes were charged to the profit and loss account.

Funded defined benefit schemes

The Group sponsors three defined benefit schemes, the Air 2000 Retirement Benefits scheme, the Unijet Group Plc Final Salary scheme and the Emerald Star scheme. Actuarial valuations of the three schemes were carried out at 1 November 2003 (Air 2000), 1 November 2003 (Unijet), and 1 July 2002 (Emerald Star). The valuations revealed Minimum Funding Requirement ratios of 79 per cent. and 81 per cent. respectively for the Air 2000 and Unijet schemes, calculated in accordance with the provisions of the Pension Act 1995.

All three defined benefit schemes are closed to new entrants and under the projected unit method, the service cost as a percentage of pensionable payroll will increase as the members of the scheme approach retirement.

Valuations of the schemes are made by qualified actuaries using market based valuations for the assets and attained age method for the liabilities.

Air 2000 scheme

The principal valuation assumptions used were the rates of investment return of 7.25 per cent. per annum compound (pre-retirement) and 5.5 per cent. per annum compound (post-retirement) and a rate of salary increase of 4.75 per cent. per annum compound. The market value of the scheme's assets at the date of the last actuarial valuation was £18.5m, representing 59 per cent. of the benefits that had accrued to members after allowing for expected future increases in earnings. The total pension charge for the year was £2.2m (2004: £2.3m). The signed Schedule of Contributions dated 31 August 2005 stated that the Group's contributions from 1 June 2004 onwards are 34.2 per cent. of contribution salaries for Flight Deck staff and 30.1 per cent. for Ground and Administrative staff. From 1 June 2004 to 31 March 2005 Flight Deck staff have a contribution rate of 7 per cent., from 1 April 2005 to 31 December 2005 8 per cent. and from 1 January 2006 onwards 10 per cent. From 1 June 2004 to 31 March 2005 Ground and Administrative staff have a contribution rate of 5 per cent., from 1 April 2005 to 31 March 2006 6 per cent. and from 1 April 2006 onwards 7 per cent.

In addition special employer contributions have been paid on 1 April 2005 and 1 September 2005 of £1.8m and £2.9m respectively. Further special employer contributions are payable as follows: £3.5m no later than 1 June 2006, £3.4m no later than 1 June 2007 and £0.85m each no later than 1 June 2008, 2009 and 2010 respectively.

The next triennial valuation will be due no later than 1 November 2006 and will be reflected in the accounts for the year ending 31 October 2007.

Unijet scheme

The principal valuation assumptions used were the rates of investment return of 7.25 per cent. per annum compound (pre-retirement) and 5.5 per cent. per annum compound (post-retirement) and a rate of salary increase of 4.75 per cent. per annum compound. The market value of the scheme's assets at the date of the last actuarial valuation was £12.3m, representing 61 per cent. of the benefits that had accrued to members after allowing for expected future increases in earnings. The total pension cost for the year was £1.6m (2004: £1.6m). The signed Schedule of Contributions dated 31 August 2005 stated that the Group's contribution rate from 1 November 2004 to 31 August 2005 is 16.4 per cent. of pensionable salaries and from 1 September 2005 onwards 32.1 per cent. From 1 November 2004 to 31 March 2005 employees have a contribution rate of 7 per cent., from 1 April 2005 to 31 December 2005 8 per cent. and from 1 January 2006 onwards 10 per cent.

In addition special employer contributions have been paid on 1 April 2005 and 1 September 2005 of £0.74m and £2.0m respectively. Further special employer contributions are payable as follows: £2.45m no later than each of 1 June 2006 and 1 June 2007 respectively, and £1.15m each no later than 1 June 2008, 2009 and 2010 respectively.

The next triennial valuation will be due no later than 1 November 2006 and will be reflected in the accounts for the year ending 31 October 2007.

Emerald Star scheme

The principal valuation assumptions used were the rates of investment return of 8.0 per cent. per annum compound and a rate of salary increase of 6.0 per cent. per annum compound. From July 2005 the Group has contributed at an average rate of 2.5 per cent. of contributory earnings. Employees do not contribute. The market value of the scheme's assets at the date of the last actuarial valuation was £1.1m. The total pension cost for the year was £14,000 (2004: £14,000).

The next triennial valuation is currently underway and will be reflected in the accounts for the year ending 31 October 2006.

The transitional arrangements of FRS 17 require additional disclosure of defined benefit pension schemes as at 31 October 2005, 2004 and 2003, calculated in accordance with the requirements of FRS 17. For the purpose of these accounts, these figures are illustrative only and do not impact on the actual balance sheet or the profit and loss account. The assets of each scheme have been taken at market value and the liabilities have been calculated by the qualified actuary using the following principal actuarial assumptions:

	Emerald Star scheme per annum			Air 2000 scheme per annum			Unijet scheme per annum		
	2005	2004	2003	2005	2004	2003	2005	2004	2003
	%	%	%	%	%	%	%	%	%
Inflation	2.25	2.50	2.50	3.00	3.00	2.50	3.00	3.00	2.50
Salary increases	4.00	4.50	4.50	5.00	5.00	3.75	5.00	5.00	3.75
Rate of discount	4.00	4.50	5.25	5.20	5.50	5.75	5.20	5.50	5.75
Pension in payment increases				3.00	3.00	3.00	3.00	3.00	2.50
Revaluation rate for deferred pensioners				3.00	3.00	2.50	3.00	3.00	2.50

On this basis, the illustrative balance sheet figures are as follows:

	Emerald Star scheme			Air 2000 scheme			Unijet scheme			Total		
	2005	2004	2003	2005	2004	2003	2005	2004	2003	2005	2004	2003
	£m	£m	£m	£m	£m	£m	£m	£m	£m	£m	£m	£m
Assets	1.6	1.4	1.2	30.4	21.2	18.5	19.5	13.8	12.4	51.5	36.4	32.1
Liabilities	(1.2)	(1.0)	(0.7)	(49.3)	(39.6)	(27.5)	(33.8)	(27.2)	(16.9)	(84.3)	(67.8)	(45.1)
(Deficit)/surplus	0.4	0.4	0.5	(18.9)	(18.4)	(9.0)	(14.3)	(13.4)	(4.5)	(32.8)	(31.4)	(13.0)
Deferred tax	—	—	—	5.7	5.5	2.7	4.3	4.0	1.4	10.0	9.5	4.1
Net (deficit)/surplus	0.4	0.4	0.5	(13.2)	(12.9)	(6.3)	(10.0)	(9.4)	(3.1)	(22.8)	(21.9)	(8.9)

Based on the net deficit in the schemes at 31 October 2005 the future full adoption of FRS 17 would result in a decrease in Group reserves.

The above disclosed position is different to that determined for the long term funding of the schemes, as different assumptions have been used.

The assets of the schemes at 31 October 2005, 31 October 2004 and 31 October 2003 and corresponding expected returns over the following year are as follows:

	Emerald Star scheme			Air 2000 scheme			Unijet scheme			Expected returns on all schemes		
	2005	2004	2003	2005	2004	2003	2005	2004	2003	2005	2004	2003
	£m	£m	£m	£m	£m	£m	£m	£m	£m	%	%	%
Equities	1.2	1.0	0.9	19.8	13.7	12.1	12.7	9.0	8.2	7.95	8.44	8.70
Bonds	0.2	0.2	0.2	10.5	7.4	6.2	6.7	4.7	4.1	4.98	5.48	5.50
Cash and other short term assets	0.2	0.2	0.1	0.1	0.1	0.2	0.1	0.1	0.1	4.75	5.00	4.70
	1.6	1.4	1.2	30.4	21.2	18.5	19.5	13.8	12.4			

The fair value of the schemes' assets are not intended to be realised in the short term and may be subject to significant change before they are realised.

The assumptions used by the actuary are the best estimates chosen from a range of possible actuarial assumptions, which, due to the timescale covered, may not necessarily be borne out in practice. The present values of the schemes' liabilities are derived from cash flow projections over long periods and are inherently uncertain.

The transitional arrangements of FRS 17 also require disclosure of the defined benefit pension related costs and movements which would have been included in the profit and loss account and the statement of total consolidated recognised gains and losses had full adoption of FRS 17 been made in the year ended 31 October 2005.

Analysis of the amount that would have been charged to operating profit:

	Emerald Star scheme		Air 2000 scheme		Unijet scheme		Total	
	2005	2004	2005	2004	2005	2004	2005	2004
	£m	£m	£m	£m	£m	£m	£m	£m
Current service cost	—	—	1.6	1.2	1.4	1.1	3.0	2.3

Analysis of the amount that would have been charged to other finance income:

	Emerald Star scheme		Air 2000 scheme		Unijet scheme		Total	
	2005	2004	2005	2004	2005	2004	2005	2004
	£m	£m	£m	£m	£m	£m	£m	£m
Expected return on pension scheme assets	0.1	—	1.8	1.4	1.1	1.0	3.0	2.4
Interest on pension scheme liabilities	(0.1)	—	(2.2)	(1.6)	(1.5)	(1.0)	(3.8)	(2.6)
Net return	—	—	(0.4)	(0.2)	(0.4)	—	(0.8)	(0.2)

Analysis of the amount that would have been recognised in the statement of total consolidated recognised gains and losses:

	Emerald Star scheme		Air 2000 scheme		Unijet scheme		Total	
	2005	2004	2005	2004	2005	2004	2005	2004
	£m	£m	£m	£m	£m	£m	£m	£m
Actual return less expected return on pension scheme assets	0.1	—	1.6	(0.3)	1.0	0.1	2.7	(0.2)
Actuarial experience gains and losses arising on the scheme liabilities	—	—	0.4	0.1	0.9	(1.0)	1.3	(0.9)
Changes in assumptions underlying the present value of the scheme liabilities	(0.1)	(0.1)	(7.1)	(9.6)	(4.8)	(7.6)	(12.0)	(17.3)
Actuarial losses recognised in the statement of total consolidated recognised gains and losses	—	(0.1)	(5.1)	(9.8)	(2.9)	(8.5)	(8.0)	(18.4)

Movement in pension surplus/(deficit) during the year:

	Emerald Star scheme		Air 2000 scheme		Unijet scheme		Total	
	2005	2004	2005	2004	2005	2004	2005	2004
	£m	£m	£m	£m	£m	£m	£m	£m
Surplus/(deficit) in scheme at beginning of year	0.4	0.5	(18.4)	(9.0)	(13.4)	(4.5)	(31.4)	(13.0)
Movement in year:								
—Current service cost	—	—	(1.6)	(1.2)	(1.4)	(1.1)	(3.0)	(2.3)
—Contributions	—	—	6.6	1.8	3.8	0.7	10.4	2.5
—Other finance cost	—	—	(0.4)	(0.2)	(0.4)	—	(0.8)	(0.2)
—Actuarial gains/(losses)	—	(0.1)	(5.1)	(9.8)	(2.9)	(8.5)	(8.0)	(18.4)
Surplus/(deficit) in scheme at end of year	0.4	0.4	(18.9)	(18.4)	(14.3)	(13.4)	(32.8)	(31.4)

Actuarial gains/(losses) over the year were as follows:

2005	Emerald Star scheme		Air 2000 scheme		Unijet scheme		Total	
	£m	%	£m	%	£m	%	£m	%
Difference between the expected and actual return on pension scheme assets expressed as a percentage of scheme assets	0.1	9	1.6	5	1.0	5	2.7	5
Actuarial experience gains and losses on scheme liabilities expressed as a percentage of the present value of the scheme liabilities	—	—	0.4	1	0.9	3	1.3	2
Effects of changes in the demographic and financial assumptions underlying the present value of the scheme liabilities	(0.1)	(11)	(7.1)	(14)	(4.8)	(14)	(12.0)	(14)
Total actuarial (losses)/gain recognised in the statement of total consolidated recognised gains and losses, expressed as a percentage of the present value of the scheme liabilities	—	—	(5.1)	(11)	(2.9)	(10)	(8.0)	(11)

Actuarial gains/(losses) last year were as follows:

2004	Emerald Star scheme		Air 2000 scheme		Unijet scheme		Total	
	£m	%	£m	%	£m	%	£m	%
Difference between the expected and actual return on pension scheme assets expressed as a percentage of scheme assets	—	2	(0.3)	(2)	0.1	1	(0.2)	(1)
Actuarial experience gains and losses on scheme liabilities expressed as a percentage of the present value of the scheme liabilities	—	3	0.1	—	(1.0)	(4)	(0.9)	(1)
Effects of changes in the demographic and financial assumptions underlying the present value of the scheme liabilities	(0.1)	(17)	(9.6)	(24)	(7.6)	(28)	(17.3)	(26)
Total actuarial losses recognised in the statement of total consolidated recognised gains and losses, expressed as a percentage of the present value of the scheme liabilities	(0.1)	(12)	(9.8)	(25)	(8.5)	(31)	(18.4)	(27)

Share options

The Company has established three principal share option schemes: a senior executive performance related and a savings related share option scheme as well as an alternative long-term incentive scheme known as the Restricted Share Plan, all of which are as described in paragraph 6 of Part XI of this document.

Options granted and outstanding as well as shares awarded and outstanding in respect of unissued ordinary shares, are as follows:

	No. of shares	Option exercise price (p)	Date first exercisable
Senior executive plan	3,200,914	109.50	30 October 2007
	2,893,983	135.25	9 December 2008
Savings related share option scheme	188,642	97.60	1 October 2005
Restricted share plan	54,054	N/A	16 September 2002
	237,675	N/A	14 December 2002
	1,357	N/A	15 August 2003
	45,174	N/A	5 April 2004
	198,940	N/A	11 December 2004
	7,015	N/A	12 April 2005
	2,056,724	N/A	30 October 2005
	423,364	N/A	12 December 2005
	2,544,422	N/A	31 October 2006
	2,177,411	N/A	9 December 2006
	802,413	N/A	9 December 2006
	154,333	N/A	23 December 2006
	83,479	N/A	1 April 2007
	14,212	N/A	28 April 2007
	87,976	N/A	27 July 2007
	419,548	N/A	13 October 2007
	962,786	N/A	14 December 2007
	267,536	N/A	23 December 2007

As at 31 October 2005 there were 7,565,589 ordinary shares held by the First Choice Employee Benefit Trust. The Trust is funded by the Group by way of loans. The Group has taken advantage of the exemption within Urgent Issues Task Force (UITF) 17: Employee Share Schemes, in respect of its savings related share option scheme. The cost of share options granted under this scheme are therefore not charged to the profit and loss account.

6. Profit on ordinary activities before taxation

	2005	2004
	£m	£m
Profit on ordinary activities before taxation is stated after charging/(crediting):		
Operating lease income, aircraft	(6.0)	(4.9)
Operating lease rentals, land and buildings	43.0	39.3
Operating lease rentals, aircraft and other equipment	74.2	85.1
Auditors' remuneration, audit fees	0.8	0.9
Other fees paid to the auditors and their associates	0.3	0.6
Depreciation	41.5	35.8
Charge for share based payments	2.2	3.0
(Gain)/loss on sale of fixed assets	(0.4)	0.5
Gain on foreign currency retranslation	(2.2)	—
Goodwill amortisation, subsidiaries	24.6	23.3
Goodwill amortisation, associates	0.1	0.1
Goodwill amortisation, joint venture	0.2	0.2

The Company's audit fee is borne by a subsidiary company and amounted to £10,250 (2004: £10,000). Non-audit fees of £Nil (2004: £0.1m) relating to due diligence on acquisitions and related share issue costs have been included within the cost of investments and the calculation of goodwill arising on consolidation. Non-audit fees charged to the profit and loss account of £0.3m (2004: £0.6m) principally relate to advice relating to IFRS transition (£0.2m) and regulatory compliance certification (£0.1m).

7. Taxation

The tax charge in the 31 October 2005 Group accounts can be summarised as follows:

	2005 £m	2004 £m
Tax on profit on ordinary activities:		
(i) Analysis of charge in year		
Current tax:		
UK corporation tax on profits of the year	23.7	17.7
Non-UK tax on profits of the year	9.7	9.4
Adjustments in respect of previous periods	1.0	(0.1)
Total current tax before share of joint venture and associate	34.4	27.0
—Share of current tax of joint venture	—	(0.3)
—Adjustments in respect of previous periods relating to joint venture	0.1	—
—Share of associates' current tax	0.3	0.2
Total current tax after share of joint venture and associate	34.8	26.9
Deferred tax:		
Origination and reversal of timing differences:		
—Current year UK	(3.0)	(0.9)
—Current year non-UK	1.9	2.0
—Adjustments in respect of previous periods	(1.1)	0.1
Total deferred tax before share of joint venture	(2.2)	1.2
—Share of deferred tax of joint venture	0.5	0.3
Total deferred tax after share of joint venture	(1.7)	1.5
Tax on profit on ordinary activities	33.1	28.4

(ii) Factors affecting the current tax charge for the year

The current tax charge for the year is higher (2004: higher) than the standard rate of corporation tax in the UK 30 per cent. (2004: 30 per cent.). The differences are explained below:

	2005 £m	2004 £m
Profit on ordinary activities before tax	89.1	74.5
Profit on ordinary activities at the standard rate of UK corporation tax of 30 per cent. (2004: 30 per cent.)	26.7	22.4
Effects of:		
—Expenses not deductible for tax purposes	8.1	5.3
—Capital allowances (in excess of)/less than depreciation	(0.7)	0.9
—Utilisation of tax losses	(4.7)	(3.6)
—Non-utilisation of tax losses	2.2	0.9
—Higher tax rates on overseas earnings	1.2	1.8
—Lower tax rates on overseas earnings	(3.8)	(1.2)
—Adjustments to tax charge in respect of previous periods	1.1	(0.1)
—Other short term timing differences	4.7	0.5
Current tax charge for year	34.8	26.9

The effective rate of taxation of 29 per cent. (pre goodwill amortisation and exceptional items) is expected to prevail for the foreseeable future.

8. Dividends

	2005 £m	2004 £m
Ordinary shares		
Interim—1.95p per share (2004: 1.75p) paid 1 November 2005	10.1	9.0
Final proposed—4.65p per share (2004: 3.75p) payable 6 April 2006	24.5	19.4
Total ordinary dividend—6.6p per share (2004: 5.5p)	34.6	28.4
Preference shares		
6.75 per cent. convertible cumulative redeemable	9.9	13.5
Amortisation of preference share issue costs	0.1	0.2
	10.0	13.7

The final ordinary dividend of 4.65p is payable to all ordinary shareholders on the register on 3 March 2006.

Amounts paid relating to preference share dividends during the year comprise £8.8m in respect of the 2005 dividend and £1.1m accrued for the 2004 dividend as at 31 October 2004. No accrual has been made in respect of preference share dividends as the preference shares were all redeemed by the Company on 27 July 2005 (see note 20).

9. Earnings per ordinary share

The basic earnings per ordinary share is calculated by dividing the profit attributable to ordinary shareholders by the applicable weighted average number of ordinary shares in issue during the year, excluding those held in the employee share ownership trusts. The diluted earnings per share is calculated on profits attributable to ordinary shareholders divided by the adjusted weighted average number of ordinary shares, which takes account of the outstanding share options, where their conversion is dilutive.

The additional earnings per share measures have been given to provide the reader of the accounts with a better understanding of the results.

	Earnings 2005	Weighted average no. of shares 2005	Earnings per share 2005	Earnings 2004	Weighted average no. of shares 2004	Earnings per share 2004
	£m	millions	pence	£m	millions	pence
(i) Basic earnings per share	45.8	519.5	8.8	32.1	516.6	6.2
Goodwill amortisation	24.9	—	4.8	23.6	—	4.6
Basic earnings per share before goodwill amortisation	70.7	519.5	13.6	55.7	516.6	10.8
Exceptional items (net of tax)	—	—	—	0.2	—	—
Basic earnings per share before goodwill amortisation and exceptional items	70.7	519.5	13.6	55.9	516.6	10.8
(ii) Diluted earnings per share						
Basic earnings per share	45.8	519.5	8.8	32.1	516.6	6.2
Effect of dilutive securities						
Options	—	9.6	(0.1)	—	4.3	—
Diluted earnings per share	45.8	529.1	8.7	32.1	520.9	6.2
Goodwill amortisation	24.9	—	4.7	23.6	—	4.5
Diluted earnings per share before goodwill amortisation	70.7	529.1	13.4	55.7	520.9	10.7
Exceptional items (net of tax)	—	—	—	0.2	—	—
Diluted earnings per share before goodwill amortisation and exceptional items	70.7	529.1	13.4	55.9	520.9	10.7

10. Intangible fixed assets

	Group £m
Cost	
At 1 November 2004	462.1
Additions (note 12a)	68.9
Disposals	(0.2)
Revision to consideration on prior year acquisitions (note 12b)	3.2
Exchange adjustments	1.9
At 31 October 2005	535.9
Provision for amortisation	
At 1 November 2004	85.7
Charge in the year	24.7
At 31 October 2005	110.4
Net book value	
At 31 October 2005	425.5
At 31 October 2004	376.4

Intangible fixed assets represent goodwill arising on acquisition. Note 12 provides details of acquisitions in the year and other changes to goodwill. Positive goodwill is amortised to nil by equal instalments over its useful economic life, usually 20 years.

11. Tangible fixed assets

	Land and buildings	Yachts and motor boats	Aircraft and equipment	Computer equipment	Other	Total
	£m	£m	£m	£m	£m	£m
Cost or valuation						
At 1 November 2004	98.4	128.0	82.3	72.3	32.4	413.4
Exchange adjustments	—	(0.9)	—	0.1	(0.1)	(0.9)
Additions	4.6	26.5	9.4	23.2	6.3	70.0
Disposals	(3.9)	(12.1)	(3.1)	(1.1)	(3.8)	(24.0)
At 31 October 2005	99.1	141.5	88.6	94.5	34.8	458.5
Depreciation						
At 1 November 2004	24.6	17.5	33.7	33.8	15.1	124.7
Exchange adjustments	0.1	(0.2)	—	0.1	—	—
Provided in the year	5.7	7.3	6.0	16.7	5.8	41.5
Disposals	(2.0)	(5.0)	(2.7)	(1.0)	(2.8)a	(13.5)
At 31 October 2005	28.4	19.6	37.0	49.6	18.1	152.7
Net book value						
At 31 October 2005	70.7	121.9	51.6	44.9	16.7	305.8
At 31 October 2004	73.8	110.5	48.6	38.5	17.3	288.7

Other fixed assets with a combined net book value as at 31 October 2005 of £16.7m (2004: £17.3m) comprise £15.8m (2004: £16.5m) of fixtures and fittings, £0.8m (2004: £0.6m) of motor vehicles and £0.1m (2004: £0.2m) of ski equipment.

Fixed asset additions of £70.0m include £2.1m of fixed assets acquired on the acquisition of subsidiary companies during the year.

Land and buildings comprise freehold and short leasehold properties with net book values of £19.5m (2004: £19.4m) and £51.2m (2004: £54.4m) respectively. A number of the Group's freehold properties are included at valuations, which were adopted prior to the introduction of FRS 15:

(i) A freehold property in Manchester was revalued at £1.2m by Savills, Chartered Surveyors, on the basis of an open market valuation at 31 October 1997 in accordance with the Practice Statements of the Royal Institution of Chartered Surveyors.

(ii) Freehold hotel properties located in France were revalued as at 31 October 1996 at French Francs 16,000,000 (£1.9m) by Lecart HDS Expertises, on the basis of an open market valuation.

The net book values of assets held at valuation along with corresponding historical cost amounts are set out below. All valuations were carried out on an open market basis.

	Land and buildings	Aircraft and equipment
	£m	£m
Net book value at valuation		
As at 31 October 2005	2.7	3.0
Historical cost		
At 1 November 2004 and 31 October 2005	2.1	4.5
Depreciation		
At 1 November 2004	0.5	1.9
Provided in the year	0.1	0.5
At 31 October 2005	0.6	2.4
Net book value at cost		
At 31 October 2005	1.5	2.1

Properties revalued as part of acquisitions have not been included in the above figures as they represent the cost to the Group. The net book value of assets held under finance leases and hire purchase contracts at 31 October 2005 was £32.1m (2004: £37.6m). The depreciation charged in the year for these assets was £3.6m (2004: £2.8m).

12. Investments

	Group Trade investments	Company Shares in subsidiaries
	£m	£m
Cost		
At 1 November 2004	0.8	509.0
Acquisitions	0.1	29.1
Disposals/written off	(0.1)	(0.2)
At 31 October 2005	0.8	537.9
Provision for diminution in value		
At 1 November 2004	—	10.2
Provided in the year	—	—
At 31 October 2005	—	10.2
Net book value		
At 31 October 2005	0.8	527.7
At 31 October 2004	0.8	498.8

Principal operating subsidiaries

	Country	Nature of business
Mainstream Holidays Sector		
First Choice Holidays & Flights Limited	United Kingdom	Tour operator
First Choice Airways Limited	United Kingdom	Airline
Viking Aviation Limited	United Kingdom	Seat broker
Falcon Leisure Group (Overseas) Limited	Ireland	Tour operator
First Choice Travel Shops Limited	United Kingdom	Travel agent
First Choice Retail Limited	United Kingdom	Travel agent
First Choice Holiday Hypermarkets Limited	United Kingdom	Travel agent
Specialist Holidays Sector		
Hayes & Jarvis (Travel) Limited	United Kingdom	Tour operator
Meon Travel Limited	United Kingdom	Tour operator
Citalia Holidays Limited	United Kingdom	Tour operator
Taurus Reiseveranstalter GesmbH	Austria	Tour operator
Bosphorus S.A.	Belgium	Tour operator
Groupe Marmara S.A.	France	Tour operator
Tourinter S.A.	France	Tour operator
Nazar Holiday Reiseveranstaltung GmbH	Germany	Tour operator
Taurus Tours A.G.	Switzerland	Tour operator
Royal Vacaciones S.A.	Spain	Tour operator
First Choice Nederland B.V. *	Netherlands	Tour operator
I Viaggi del Turchese S.r.l.	Italy	Tour operator
Viagens e Turismo Limitada	Portugal	Tour operator
Signature Vacations Inc.	Canada	Tour operator
Delphin Touristik Reiserveranstalter GmbH	Austria	Tour operator
StudentCity.com, Inc.	USA	Tour operator
Boss Tours North America, Inc.*	Canada	Tour operator
Europe Express, Inc	USA	Tour operator
Activity Holidays Sector		
Ski Bound Limited*	United Kingdom	Tour operator
Sunsail Limited	United Kingdom	Tour operator
Crown Holidays Limited	United Kingdom	Tour operator
Exodus Travels Limited	United Kingdom	Tour operator
Porter & Haylett Limited*	United Kingdom	Tour operator
Sunsail International B.V. *	Netherlands	Tour operator
Stardust Yacht Charters Inc.	France	Tour operator
Worldwide Adventures Limited	United Kingdom	Tour operator
Caradonna Caribbean Tours, Inc.	USA	Tour operator
Magic of the Orient Limited*	United Kingdom	Tour operator
SA Aventuria	France	Tour operator
Myplanet International A/S	Denmark	Tour operator
Peregrine Adventures PTY	Australia	Tour operator
The Imaginative Traveller Limited*	United Kingdom	Tour operator
Online Destination Services Sector		
Barceló Destination Services, S.L.	Spain	Destination services
Value Added Vacations, Inc.	USA	Destination services
Trina Tours Limited	United Kingdom	Destination services
Hotelbeds, S.L.	Spain	Online accommodation
SEM Corp, Inc.	USA	Destination services

All of the subsidiaries have only ordinary share capital except for Signature Vacations Inc., which also has convertible, redeemable preference shares all of which are owned by the Group. Subsidiaries marked with an * are directly held by First Choice Holidays PLC. A full list of subsidiaries will be included in the Company's annual return. All the principal operating subsidiaries were wholly owned and were consolidated at 31 October 2005.

Acquisitions

(a) Acquisitions in the year ended 31 October 2005

Acquisitions were made in the year for a total of £67.3m, including £1.8m of acquisition expenses. These acquisitions gave rise to provisional goodwill of £68.9m. The acquired businesses and their acquisition date were:

Sector and entity	Country of operation	Acquisition date	Consideration
			£m
Specialist Holidays			
Delphin Touristik Reiseveranstalter GmbH	Austria	April 2005	3.1
Spring Break Travel Inc	United States	February 2005	3.2
Europe Express Inc	United States	July 2005	12.3
Boss Tours Ltd	Canada	August 2005	3.6
Leisure Tours International	United States	October 2005	0.9
Activity Holidays			
Magic of the Orient Ltd	United Kingdom	March 2005	0.7
SAS Groupe Aventuria	France	May 2005	7.4
MyPlanet Holding A/S	Denmark	May 2005	7.2
Peregrine Adventures Pty	Australia	July 2005	19.1
The Imaginative Traveller Ltd	United Kingdom	September 2005	6.6
Online Destination Services			
Triaena Tours and Congress	Greece	August 2005	0.1
SEM CORP	United States	October 2005	1.3
			65.5

Net assets/(liabilities) acquired

	Notes	Book value prior to acquisition	Accounting policy adjustments	Fair value adjustments	Fair value of net assets/ (liabilities) acquired
		£m	£m	£m	£m
Intangible fixed assets	1	0.7	—	(0.7)	—
Tangible fixed assets	2	2.2	—	(0.1)	2.1
Investments		0.1	—	—	0.1
Current assets (excluding cash)	3	16.0	(0.1)	—	15.9
Cash		23.7	—	—	23.7
Creditors due within one year	4	(42.9)	(0.2)	(0.1)	(43.2)
Creditors due after more than one year		(0.2)	—	—	(0.2)
Total net liabilities acquired		**(0.4)**	**(0.3)**	**(0.9)**	**(1.6)**
Consideration					65.5
Acquisition costs					1.8
Total investment cost					67.3
Net liabilities acquired (as above)					1.6
Provisional goodwill arising					**68.9**

Notes:

1. Elimination of goodwill existing in balance sheets at acquisition.
2. Impairment of fixed asset
3. Remove fair value of financial instruments not carried on balance sheet under UK GAAP
4. Adjustment of revenue recognition to Group policy; recognition of accruals for costs

The consideration payable is made up of:

	£m
Cash	53.4
Deferred consideration	6.6
Contingent consideration	5.5
Total consideration	**65.5**

The contingent consideration payable is in respect of the acquisitions of the The Imaginative Traveller and Delphin. It is dependent on the results of the businesses over the following periods, and the Directors believe the amounts provided reflect the most likely outcome in each case:

Acquisition	Period for calculation of contingent consideration	Maximum contingent consideration	Consideration provided for in these accounts
The Imaginative Traveller	Year ended 31/10/05	£3.0m	£3.0m
Delphin	Year ended 31/10/06 to year ended 31/10/09	€3.5m	€3.5m

The provisional goodwill of £68.9m arising on the acquisitions has been capitalised on the balance sheet and will be amortised over 20 years, its estimated useful economic life. All acquisitions have been accounted for using the acquisition method. It should be noted that certain fair value adjustments have necessarily been prepared on a provisional basis. Subsequent experience may result in the requirement to revise fair values in the subsequent accounting period.

In addition, deferred and contingent consideration of £1.6m, relating to prior year acquisitions was paid during the year, resulting in a total net cash outflow for the year in respect of acquisitions of £33.1m (2004: £30.9 m)

(b) Adjustments to estimates relating to acquisitions in previous years

Adjustments to contingent consideration and fair value estimates relating to acquisitions in previous years have resulted in an increase in the value of goodwill of £3.2m. The adjustments relate principally to agreement with the vendors of StudentCity.com, Inc. that the full value of potential contingent consideration would be payable in light of the results for the business for the first period for the calculation of contingent consideration, and a reduction in the expected value of variable consideration in the acquisition of Grantur.

13. Investments in associate and joint venture

	Group share of net assets of joint venture	Group share of net assets of associate	Group total	Company
	£m	£m	£m	£m
Cost				
At 1 November 2004	28.3	2.1	30.4	38.8
Dividend received	—	(0.3)	(0.3)	—
Share of profits for the year	1.8	1.0	2.8	—
Share of tax charge	(0.6)	(0.3)	(0.9)	—
At 31 October 2005	**29.5**	**2.5**	**32.0**	**38.8**
Goodwill				
At 1 November 2004	3.4	—	3.4	
Amortisation	(0.2)	—	(0.2)	
At 31 October 2005	**3.2**	—	**3.2**	
Net book value				
At 31 October 2005	**32.7**	**2.5**	**35.2**	
At 31 October 2004	31.7	2.1	33.8	

Name of company	Proportion held	Nature of business	Country of registration/ incorporation	Investment held by
Hays Travel Limited	37.75%	Travel agent	England & Wales	First Choice Holidays PLC
Sunshine Cruises Limited	50.00%	Cruise operator	England & Wales	First Choice Holidays PLC

All proportions held are in ordinary shares.

Sunshine Cruises Limited (trading as Island Cruises) was set up as a joint venture with Royal Caribbean Cruises Ltd. (RCCL) in July 2000. The share of profits recognised in respect of the joint venture represents the Group's share of the profit generated in the year.

There is a put option on the Group to acquire the remaining shareholding of the Group's associate, Hays Travel Limited. The value of this is dependent on the future profitability of Hays Travel Limited.

14. Debtors

	Group 2005	Group 2004	Company 2005	Company 2004
	£m	£m	£m	£m
Trade debtors	107.4	93.6	—	—
Amounts due from subsidiaries	—	—	166.4	300.5
Amounts due from joint venture undertaking	—	0.9	—	—
Other debtors	118.2	104.1	0.3	5.6
Prepayments	224.3	196.1	1.5	1.5
Deferred tax asset (note 19)	11.1	5.6	—	—
	461.0	400.3	**168.2**	307.6

Included in prepayments are security deposits repayable by 2013 of £4.0m (2004: £5.2m) which are held as security against hire purchase contracts and operating leases. £3.3m relates to security deposits not repayable within one year (2004: £4.6m).

In addition to the security deposits mentioned above are debtors receivable after more than one year, Group £23.0m (2004: £1.6m) and Company £nil (2004: £nil).

15. Current asset investments

	Group 2005	Group 2004
	£m	£m
Short-term liquid assets	46.9	38.6

16. Cash at bank and in hand

	Group 2005	Group 2004	Company 2005	Company 2004
	£m	£m	£m	£m
Cash	40.3	76.0	0.9	—
Deposits at bank maturing within one month	38.1	177.7	—	—
Cash at bank and in hand	**78.4**	253.7	**0.9**	—

17. Creditors: amounts falling due within one year

	Group 2005	Group 2004	Company 2005	Company 2004
	£m	£m	£m	£m
Bank loans and overdrafts (note 18)	56.9	7.4	30.0	0.1
Trade creditors	183.4	213.4	—	—
Corporation tax	28.4	25.5	—	—
Finance leases (and hire purchase contracts)	16.4	6.2	—	—
Other creditors	54.7	32.7	5.9	4.6
Other taxes and social security costs	24.1	23.8	2.6	2.4
Accruals and deferred income	280.1	211.4	0.1	—
Dividends	34.4	29.5	34.4	29.5
Client money received in advance	237.8	210.7	—	—
Amounts owed to joint venture	2.6	—	—	—
	918.8	760.6	**73.0**	36.6

Included in other creditors are amounts in respect of deferred consideration payable for acquisitions, Group £17.8m (2004: £6.3m) and Company £4.0m (2004: £0.6m).

18. Creditors: amounts falling due after more than one year

	Group 2005	Group 2004	Company 2005	Company 2004
	£m	£m	£m	£m
Bank loans	31.4	38.7	—	—
Finance leases (and hire purchase contracts)	2.5	19.3	—	—
Deferred consideration	11.2	8.5	0.6	1.3
Accruals and deferred income	14.1	14.1	—	—
	59.2	80.6	**0.6**	1.3

	Group 2005	Group 2004
	£m	£m
Group obligations under finance leases and hire purchase contracts in respect of aircraft, yachts and equipment payable within:		
One year	16.4	6.2
Two to five years	2.5	19.3
	18.9	25.5

Security given in respect of finance leases and hire purchase contracts consists of fixed charges over the respective assets.

Bank loans and overdrafts are repayable within:

	Group 2005	Group 2004	Company 2005	Company 2004
	£m	£m	£m	£m
One year	56.9	7.4	30.0	0.1
Two to five years	23.2	36.3	—	—
After five years	8.2	2.4	—	—
	88.3	46.1	30.0	0.1

Included within amounts payable within one year are bank overdrafts of £19.9m (2004: £0.1m) that are repayable on demand at rates noted in note 22(a).

The Group has bank loans of £68.4m (UK £64.6m, Europe £3.8m), (2004: £46.0m (UK £45.6m, Europe £0.4m)), which are repayable in regular instalments on rates of interest as detailed in note 22(a). In the UK and Europe the loans are secured on the underlying assets of the company in whose name the borrowings are made.

19. Provisions for liabilities and charges

	Aircraft maintenance	Deferred taxation	Pensions	Other	Total
	£m	£m	£m	£m	£m
At 1 November 2004	45.1	15.0	1.9	1.8	63.8
Provided/(credited) in the year	54.3	(2.2)	—	—	52.1
Costs incurred	(44.1)	—	(1.9)	—	(46.0)
Transferred from debtors	—	5.5	—	—	5.5
Exchange movements	(2.4)	—	—	—	(2.4)
At 31 October 2005	52.9	18.3	—	1.8	73.0

The net deferred tax provision at 31 October 2005 is as follows:

	2005	2004
	£m	£m
Accelerated capital allowances	18.3	15.0
Other short-term timing differences	(6.9)	(0.1)
Tax losses carried forward	(4.2)	(5.5)
	7.2	9.4

	2005	2004
	£m	£m
Net provision at the end of the year		
Included within:		
—Debtors (see note 14)	(11.1)	(5.6)
—Provisions for liabilities and charges (see above)	18.3	15.0
	7.2	9.4

There are no unprovided deferred taxation liabilities at either 31 October 2005 or 31 October 2004.

There is an unrecognised deferred tax asset at 31 October 2005 in respect of losses carried forward of £40.8m (2004: £29.0m), capital losses carried forward of £4.5m (2004: £4.5m). These assets have not been recognised because the Directors are not certain that any benefits will arise in the foreseeable future.

20. Share capital

	2005	2004
	£m	£m
Authorised		
800,000,000 (2004: 800,000,000) ordinary shares of 3p each	24.0	24.0
199,500,000 (2004: 199,500,000) 6.75 per cent. convertible cumulative redeemable preference shares of £1 each	199.5	199.5
	223.5	223.5
Allotted, called up and fully paid		
529,658,730 (2004: 527,839,299) ordinary shares	15.9	15.8
Nil (2004: 199,500,000) 6.75 per cent. convertible cumulative redeemable preference shares of £1 each	—	199.5
	15.9	215.3

The Company issued 1,819,431 new ordinary shares in the year, with none of these shares being in respect of acquisitions.

The new ordinary shares were issued in respect of the following:

	No. of shares
Restricted Share Plan	365,264
Senior Executive Plan	21,756
Savings Related Share Option Scheme	1,432,411
	1,819,431

The share premium arising on the above issues was £1.7m.

On 27 July 2005 the Company chose to redeem at par all the convertible cumulative redeemable preference shares of £1 each. This redemption was permitted by the articles of association of the company as the fifth anniversary of the date of issue of this class of share capital had been reached.

The redemption was made from distributable profits of the Company in accordance with section 160 of the Companies Act 1985 and a transfer of £199.5m from share capital to the capital reserve has been made in accordance with section 170 of the Act.

21. Capital and reserves

Group	Share capital	Share premium	Capital reserve	Own shares reserve	Revaluation reserve	Merger reserve	Profit & loss account	Total
	£m	£m	£m	£m	£m	£m	£m	£m
At 1 November 2004	215.3	239.8	1.9	(11.4)	2.9	161.0	(122.4)	487.1
Own shares disposal (vested)	—	—	—	2.9	—	—	(2.9)	—
Charge for EBT shares	—	—	—	—	—	—	2.1	2.1
Exchange movements	—	—	—	—	—	—	(0.5)	(0.5)
Options exercised	0.1	1.7	—	—	—	—	—	1.8
Transfer of amortised issue cost	—	(0.1)	—	—	—	—	0.1	—
Redemption of preference share capital	(199.5)	—	199.5	—	—	—	(199.5)	(199.5)
Realisation of merger and revaluation reserve	—	—	—	—	(0.4)	(22.5)	22.9	—
Retained profit for the year	—	0.1	—	—	—	—	11.2	11.3
At 31 October 2005	15.9	241.5	201.4	(8.5)	2.5	138.5	(289.0)	302.3

The reserve for own shares represents shares owned by the Employee Benefit Trust at their historic cost.

Cumulative goodwill arising on the acquisition of subsidiaries and written off to the profit and loss account reserve at 31 October 2005 is £232.3m (2004: £232.3m) against which Section 131 merger relief of £40.6m (2004: £40.6m) has been deducted.

Company	Share capital	Share premium	Capital reserve	Own shares reserve	Merger reserve	Profit & loss account	Total
	£m	£m	£m	£m	£m	£m	£m
At 1 November 2004	215.3	239.8	1.9	(11.4)	188.3	173.4	807.3
Own shares disposal (vested)	—	—	—	2.9	—	(2.9)	—
Charge for EBT shares	—	—	—	—	—	2.1	2.1
Options exercised	0.1	1.7	—	—	—	—	1.8
Transfer of amortised issue cost	—	(0.1)	—	—	—	0.1	—
Redemption of preference share capital	(199.5)	—	199.5	—	—	(199.5)	(199.5)
Realisation of merger reserve	—	—	—	—	(22.5)	22.5	—
Retained profit for the year	—	0.1	—	—	—	50.2	50.3
At 31 October 2005	15.9	241.5	201.4	(8.5)	165.8	45.9	662.0

No profit and loss account is presented for First Choice Holidays PLC as provided by Section 230 of the Companies Act 1985. The profit before taxation for the financial year of First Choice Holidays PLC was £99.6m (2004: loss of £0.3m).

Equity/non-equity shareholders' funds

	Group 2005	Group 2004	Company 2005	Company 2004
	£m	£m	£m	£m
Non-equity				
Share capital	—	199.5	—	199.5
Equity	302.3	287.6	662.0	607.8
Shareholders' funds	302.3	487.1	662.0	807.3

22. Financial instruments

To reduce risks arising from movements in foreign exchange and interest rates, the Group has entered into forward foreign exchange contracts and single currency interest rate swaps/forward rate agreements and accounts for such transactions as hedges. The gross value of financial assets and liabilities is stated after the effect of these hedged transactions.

The Group's policy with regard to such financial instruments is detailed within the accounting policies in note 1. Short-term debtors and creditors have been omitted from the disclosures other than the currency risk.

(a) Financial assets and liabilities

At 31 October 2005 the Group's financial assets and liabilities profile, after taking account of interest rate and currency hedging arrangements in place, was as follows:

	2005			2004		
	Floating rate	Non-interest bearing	Total	Floating rate	Non-interest bearing	Total
	£m	£m	£m	£m	£m	£m
Financial assets						
Sterling	33.8	7.3	41.1	162.8	11.0	173.8
Canadian Dollars	30.0	—	30.0	28.7	—	28.7
Euro	28.9	1.3	30.2	65.6	1.3	66.9
US Dollars	20.0	—	20.0	15.1	—	15.1
Other	4.9	—	4.9	8.6	—	8.6
Total	117.6	8.6	126.2	280.8	12.3	293.1

Floating rate financial assets comprise cash, and current asset investments, which attract interest rates of between 1.5 per cent. and 4.5 per cent. and are all due to mature within one year. Non-interest bearing assets represent trade investments, which have no maturity period, and cash at bank.

	2005				2004			
	Fixed rate	Floating rate	Non-interest bearing	Total	Fixed rate	Floating rate	Non-interest bearing	Total
	£m	£m	£m	£m	£m	£m	£m	£m
Financial liabilities								
Sterling	28.2	69.7	3.8	101.7	236.5	27.0	2.0	265.5
Canadian Dollars	—	—	2.8	2.8	—	—	2.1	2.1
Euro	4.6	4.7	3.1	12.4	7.0	0.6	2.1	9.7
US Dollars	—	—	19.3	19.3	—	—	8.6	8.6
Total	32.8	74.4	29.0	136.2	243.5	27.6	14.8	285.9

Fixed rate financial liabilities comprise bank borrowings and obligations under finance leases. The weighted average fixed rate of Sterling borrowings is 5.2 per cent. (2004: 6.3 per cent.) and the average time to maturity is 2.6 years. The weighted average fixed rate of Euro borrowings is 5.8 per cent. (2004: 6.1 per cent.) and the average time to maturity is 3.0 years.

Floating rate financial liabilities comprise loans and obligations under finance leases, at the following interest rates:

Sterling: LIBOR plus a margin between 0.9 per cent. and 1.65 per cent.

Euro: EURIBOR plus a margin between 1.5 per cent. and 1.65 per cent. or RIBOR plus a margin between 0.25 per cent. and 0.85 per cent.

Non-interest bearing financial liabilities comprise deferred consideration for acquisitions.

(b) Maturity profile of financial liabilities

	2005	2004
	£m	£m
Within one year	91.1	19.9
In more than one year but less than five years	36.9	64.1
More than five years	8.2	201.9
	136.2	285.9

(c) Fair value of derivative financial instruments

	2005		2004	
Fair values	Book value	Fair value	Book value	Fair value
	£m	£m	£m	£m
Financial instruments				
Financial assets	126.2	126.2	293.1	293.1
Financial liabilities	(136.2)	(136.2)	(285.9)	(285.9)
Derivative financial instruments				
Interest rate swaps and forward rate agreements	—	(0.1)	—	(0.8)
Foreign currency transactions	—	3.2	—	(29.0)
Fuel derivatives	—	1.0	—	32.9
	(10.0)	(5.9)	7.2	10.3
Difference between book and fair value		4.1		3.1

Fair value is the difference between market value in which the instruments are traded at the balance sheet date and the future contracted commitment.

(d) Unrecognised gains and losses relating to hedges of future exposures

	2005			2004		
	Gains	Losses	Net	Gains	Losses	Net
	£m	£m	£m	£m	£m	£m
Unrecognised gains and losses						
Total unrecognised gains/(losses) at 1 November 2004	43.2	(40.1)	3.1	19.0	(40.8)	(21.8)
(Gains)/losses recognised in the year relating to prior years	(42.0)	34.7	(7.3)	(17.8)	32.8	15.0
Gains/(losses) not recognised in the year relating to prior years	1.2	(5.4)	(4.2)	1.2	(8.0)	(6.8)
Gains/(losses) not recognised in the year relating to the current year	21.8	(13.5)	8.3	42.0	(32.1)	9.9
Total unrecognised gains/(losses) at 31 October 2005	23.0	(18.9)	4.1	43.2	(40.1)	3.1
Of which:						
Due to be recognised within one year	21.3	(15.6)	5.7	42.0	(34.7)	7.3
Due to be recognised after one year	1.7	(3.3)	(1.6)	1.2	(5.4)	(4.2)
	23.0	(18.9)	4.1	43.2	(40.1)	3.1

Gains and losses on foreign exchange instruments used for hedging purposes are not recognised until the maturity of the underlying exposure.

(e) Currency exposures

The primary functional currencies of the Group are Sterling, Canadian Dollars, the Euro and US Dollars. The table below shows the Group companies' net monetary assets and liabilities held in

currencies other than their principal currency, after having taken into account the effect of forward contracts or other derivative instruments used to match foreign currency exposure.

	Sterling	Euro	US Dollar	Can Dollar	Thai Bhat	Aus Dollar	Swiss Franc	Other	2005 Total	2004 Total
	£m	£m	£m	£m	£m	£m	£m	£m	£m	£m
Functional currency										
Sterling	—	32.3	14.1	1.3	1.4	2.8	(0.9)	8.9	59.9	19.4
Canadian Dollars	—	—	7.7	—	—	—	—	—	7.7	1.4
Euro	0.9	—	(0.1)	0.1	—	—	1.3	2.2	4.4	1.9
US Dollars	—	1.1	—	0.7	—	—	—	0.3	2.1	0.2
Total	0.9	33.4	21.7	2.1	1.4	2.8	0.4	11.4	74.1	22.9

(f) Undrawn committed borrowing facilities

As at 31 October 2005 the Group had available undrawn committed borrowing facilities of £314.9m comprising letters of credit, guarantee and revolving, floating rate credit facilities for cash borrowings one of which expires on 31 March 2008 and the other on 11 July 2010.

The conditions precedent to the availability of these facilities are also satisfied at the balance sheet date.

In addition, as at 31 October 2005, the Group also had available an undrawn committed asset financing facility of £8.7m. The commitment period for new drawdowns expires on 15 February 2006.

23. Reconciliation of operating profit to net cash inflow from operating activities

	2005	2004
	£m	£m
Group operating profit (after goodwill amortisation and exceptional items)	90.9	75.2
Depreciation	41.5	35.8
Charge for EBT shares	2.2	3.0
Goodwill amortisation	24.7	23.4
(Gain)/loss on sale of fixed assets	(0.4)	0.5
Increase in debtors	(41.4)	(18.3)
Increase in creditors and maintenance reserves	40.4	52.8
Net cash inflow from operating activities	157.9	172.4

24. Movements in cash and net funds

	2005	Cash movement	Non-cash movement	Borrowings assumed on acquisition	2004
	£m	£m	£m	£m	£m
Cash	40.3	(36.5)	0.8	—	76.0
Bank overdrafts	(19.9)	(19.8)	—	—	(0.1)
Deposits at bank maturing within one month	38.1	(139.6)	—	—	177.7
Current asset investments	46.9	8.3	—	—	38.6
Bank loans	(68.4)	(23.0)	1.5	(0.9)	(46.0)
Finance leases and hire purchase contracts	(18.9)	7.2	(0.6)	—	(25.5)
Net funds	18.1	(203.4)	1.7	(0.9)	220.7

25. Reconciliation of net cash flow to movement in net funds

	2005	2004
	£m	£m
(Decrease)/increase in cash in the year	(56.3)	21.0
Cash (inflow)/outflow from increase in deposits at bank	(139.6)	20.0
Cash inflow from decrease in current asset investment	8.3	19.2
Cash (inflow)/outflow from movement in debt and lease financing	(15.8)	11.3
Changes in net funds resulting from cash flows	(203.4)	71.5
Changes in net funds arising on acquisitions	(0.9)	—
Changes in net funds from non-cash movements	1.7	0.1
(Decrease)/increase in net funds in the year	(202.6)	71.6
Net funds at 1 November 2004/2003	220.7	149.1
Net funds at 31 October 2005/2004	18.1	220.7

26. Acquisitions' contributions to Group cash flows

	Continuing Operations	Acquisitions	Total
	£m	£m	£m
Net cash inflow/(outflow) from operating activities	163.0	(5.1)	157.9
Dividends received from associate	0.3	—	0.3
Returns on investment and servicing of finance	(14.7)	0.1	(14.6)
Net tax paid	(32.0)	(0.5)	(32.5)
Capital expenditure and financial investment	(54.2)	(0.4)	(54.6)
Acquisitions and disposals	(33.1)	—	(33.1)
Equity dividends paid	(28.7)	—	(28.7)
Management of liquid resources	131.3	—	131.3
Financing	(181.5)	(0.8)	(182.3)
Decrease in cash in the year	(49.6)	(6.7)	(56.3)

The acquisitions column reflects cash flows arising from post acquisition trading.

27. Operating lease commitments

	Land and buildings 2005	Aircraft, yachts and equipment 2005	Land and buildings 2004	Aircraft, yachts and equipment 2004
	£m	£m	£m	£m
Annual commitment under non-cancellable operating leases expiring within:				
One year	6.0	3.1	2.0	3.7
Two to five years	10.0	33.8	6.6	25.1
Thereafter	23.1	36.8	18.7	36.5
	39.1	73.7	27.3	65.3

28. Capital commitments

	Group 2005	Group 2004
	£m	£m
Contracted but not provided for	4.1	6.4
Authorised but not contracted or provided for	5.6	—
	9.7	6.4

Of the £9.7m capital commitments entered into at this year end £5.1m relates to yachts and the remainder is in respect of other fixed asset commitments.

The Group has guaranteed the residual value of certain yachts under charter from third party owners, giving them the right to sell the yachts to the Group at a determined price. For certain yachts, Sunsail Limited is required to deposit part of this price into trust accounts over the period of the charter. The maximum cash commitment including these future deposits is as follows:

Year end 31 October	2005	2004
	£m	£m
2005	—	—
2006	—	0.1

The Group has contracted to purchase six Boeing 787 aircraft, the first delivery of which is in 2009. The Group intends to refinance these aircraft in advance of their delivery dates and therefore does not expect to use its own cash resources for their purchase. At list price, the order value is US$818.5m.

29. Contingent liabilities

Under the terms of guarantees given to the Civil Aviation Authority and other relevant authorities by the Company in respect of certain subsidiaries, in the event of default, the Company could be held liable to the extent of the subsidiaries' net trading liabilities at the time of default.

The Company, and its subsidiaries, is at any time defending a number of actions against it arising in the normal course of business. Provision is made for these actions where this is deemed appropriate.

30. Related party transactions

Simón Barceló is a director and shareholder of the Barceló Corporación Empresarial SA (BCE) group of companies. During the last 12 months the Group spent approximately £12.8m (2004: £15.8m) on hotel accommodation with BCE.

At 31 October 2005 the Group owed BCE £1.3m for such accommodation (2004: £1.3m). Viajes Barceló and Barceló Business (also part of BCE) owed the Group commission of £nil at 31 October 2005 (2004: £3.5m) and the group earned total commissions of £3.5m in the year (2004: £20.2m) from these businesses.

Richard Fain is a Director of Royal Caribbean Cruises Ltd. (RCCL). The Group earned commissions of £2.2m (2004: £3.4m) during the year selling RCCL cruises.

During the year the Group traded with its associate Hays Travel Limited, and its joint venture Sunshine Cruises Limited. The main transactions during the year were:

(a) Commissions paid to Hays Travel Limited of £3.0m (2004: £3.0m). The balance outstanding as at 31 October 2005 is £nil (2004: £nil).

(b) The Group has charged Sunshine Cruises Limited for flying, administrative services and marketing contributions net of commissions received on sales totalling £0.4m (2004: £0.9m). There is an outstanding balance of £2.6m (2004: £0.9m) within creditors as at 31 October 2005.

Independent auditors' report to the members of First Choice Holidays PLC

We have audited the accounts of First Choice Holidays PLC. We have also audited the information in the Directors' Remuneration Report that is described as having been audited.

This report is made solely to the Company's members, as a body, in accordance with section 235 of the Companies Act 1985. Our audit work has been undertaken so that we might state to the Company's members those matters we are required to state to them in an auditor's report and for no other purpose. To the fullest extent permitted by law, we do not accept or assume responsibility to anyone other than the Company and the Company's members as a body, for our audit work, for this report, or for the opinions we have formed.

Respective responsibilities of directors and auditors

The Directors are responsible for preparing the Annual Report and the Directors' Remuneration Report. As described in the statement of Directors' Responsibilities, this includes responsibility for preparing the accounts in accordance with applicable United Kingdom law and accounting standards. Our responsibilities, as independent auditors, are established in the United Kingdom by statute, the Auditing Practices Board, the Listing Rules of the Financial Services Authority and by our profession's ethical guidance.

We report to you our opinion as to whether the accounts and the part of the Directors' Remuneration Report to be audited give a true and fair view and have been properly prepared in accordance with the Companies Act 1985. We also report to you if, in our opinion, the Directors' Report is not consistent with the accounts, if the Company has not kept proper accounting records, if we have not received all the information and explanations we require for our audit, or if information specified by law regarding Directors' remuneration and transactions with the Group is not disclosed.

We review whether the corporate governance statement reflects the Company's compliance with the nine provisions of the 2003 FRC Code specified for our review by the Listing Rules and we report if it does not. We are not required to consider whether the Board's statements on internal control cover all risks and controls, or form an opinion on the effectiveness of the Group's corporate governance procedures or its risk and control procedures.

We read the other information contained in the Annual Report, including the Corporate Governance Statement and the unaudited part of the Directors' Remuneration Report, and consider whether it is consistent with the audited accounts. We consider the implications for our report if we become aware of any apparent mis-statements or material inconsistencies with the accounts.

Basis of audit opinion

We conducted our audit in accordance with Auditing Standards issued by the Auditing Practices Board. An audit includes examination, on a test basis, of evidence relevant to the amounts and disclosures in the accounts and the part of the Directors' Remuneration Report to be audited. It also includes an assessment of the significant estimates and judgements made by the directors in the preparation of the accounts, and of whether the accounting policies are appropriate to the Group's circumstances, consistently applied and adequately disclosed.

We planned and performed our audit so as to obtain all the information and explanations which we considered necessary in order to provide us with sufficient evidence to give reasonable assurance that the accounts, and the part of the Directors' Remuneration Report to be audited, are free from material mis-statement, whether caused by fraud or other irregularity or error. In forming our opinion we also evaluated the overall adequacy of the presentation of information in the accounts and the part of the Directors' Remuneration Report to be audited.

Opinion

In our opinion:

The accounts give a true and fair view of the state of affairs of the Company and the Group as at 31 October 2004 and of the profit of the Group for the year then ended; and

The accounts and the part of the Directors' Remuneration Report to be audited have been properly prepared in accordance with the Companies Act 1985.

KPMG Audit Plc

Chartered Accountants
Registered Auditors
London

13 December 2004

Consolidated profit and loss account
for the year ended 31 October 2004

	Notes	Pre exceptional items and goodwill 2004	Exceptional items and goodwill 2004	Total 2004	Pre exceptional items and goodwill 2003	Exceptional items and goodwill 2003	Total 2003
		£m	£m	£m	£m	£m	£m
Group and share of joint venture turnover	2	2,366.1	—	2,366.1	2,262.8	—	2,262.8
Less share of joint venture turnover		(16.5)	—	(16.5)	(13.7)	—	(13.7)
Group turnover							
Continuing operations		2,289.7	—	2,289.7	2,206.5	—	2,206.5
—Acquisitions		59.9	—	59.9	—	—	—
		2,349.6	—	2,349.6	2,206.5	—	2,206.5
Discontinued operations		—	—	—	42.6	—	42.6
Total Group turnover	2	2,349.6	—	2,349.6	2,249.1	—	2,249.1
Cost of sales	2	(2,037.4)	—	(2,037.4)	(1,949.2)	—	(1,949.2)
Gross profit		312.2		312.2	299.9	—	299.9
Administrative expenses excluding goodwill amortisation	2	(213.6)	—	(213.6)	(209.2)	—	(209.2)
Goodwill amortisation		—	(23.4)	(23.4)	—	(22.3)	(22.3)
Total administrative expenses		(213.6)	(23.4)	(237.0)	(209.2)	(22.3)	(231.5)
Group operating profit							
Continuing operations		96.7	(22.4)	74.3	88.2	(20.8)	67.4
—Acquisitions		1.9	(1.0)	0.9	—	—	—
		98.6	(23.4)	75.2	88.2	(20.8)	67.4
Discontinued operations		—	—	—	2.5	(1.5)	1.0
Total Group operating profit		98.6	(23.4)	75.2	90.7	(22.3)	68.4
Share of operating profit/(losses) of joint venture		0.4	—	0.4	(2.1)	—	(2.1)
Goodwill amortisation on joint venture		—	(0.2)	(0.2)	—	(0.2)	(0.2)
Share of operating profit of associate		0.6	—	0.6	0.7	—	0.7
Total operating profit: Group and share of joint venture and associate		99.6	(23.6)	76.0	89.3	(22.5)	66.8
Loss on disposal/amount written off fixed asset investments	3	—	(0.2)	(0.2)	—	(16.8)	(16.8)
Income from other fixed asset investments		—	—	—	0.4	—	0.4
Profit before interest		99.6	(23.8)	75.8	89.7	(39.3)	50.4
Net interest payable and similar items	4	(1.3)	—	(1.3)	(2.6)	—	(2.6)
Profit on ordinary activities before taxation	6	98.3	(23.8)	74.5	87.1	(39.3)	47.8
Taxation on profit on ordinary activities	7	(28.4)	—	(28.4)	(25.3)	9.7	(15.6)
Profit on ordinary activities after taxation		69.9	(23.8)	46.1	61.8	(29.6)	32.2
Equity minority interests		(0.3)	—	(0.3)	(0.1)	—	(0.1)
Profit for the financial year		69.6	(23.8)	45.8	61.7	(29.6)	32.1
Preference share dividends	8	(13.7)	—	(13.7)	(13.7)	—	(13.7)
Profit attributable to ordinary shareholders		55.9	(23.8)	32.1	48.0	(29.6)	18.4
Ordinary share dividends	8	(28.4)	—	(28.4)	(25.7)	—	(25.7)
Retained profit/(loss) for the financial year	21	27.5	(23.8)	3.7	22.3	(29.6)	(7.3)
Earnings per ordinary share	9						
Basic earnings per ordinary share				6.2p			3.6p
Before goodwill amortisation				10.8p			8.0p
Before goodwill amortisation and exceptional items				10.8p			9.4p
Diluted earnings per ordinary share				6.2p			3.5p
Before goodwill amortisation				10.7p			7.8p
Before goodwill amortisation and exceptional items				10.7p			9.2p

Balance sheets
at 31 October 2004

	Notes	Group 2004	Group 2003	Company 2004	Company 2003
		£m	£m (as restated)	£m	£m (as restated)
Fixed assets					
Intangible assets	10	376.4	381.8	—	—
Tangible assets	11	288.7	293.5	—	—
Investments	12	0.8	9.1	498.8	515.6
Investment in joint venture				35.9	35.9
Share of gross assets		38.7	42.6	—	—
Share of gross liabilities		(10.4)	(14.7)	—	—
Goodwill		3.4	3.6	—	—
Total investment in joint venture	13	31.7	31.5	35.9	35.9
Investment in associate	13	2.1	2.0	2.9	2.9
Total investments		34.6	42.6	537.6	554.4
Total fixed assets		699.7	717.9	537.6	554.4
Current assets					
Debtors	14	400.3	414.1	307.6	323.6
Investments	15	38.6	19.4	—	—
Cash at bank and in hand	16	253.7	233.2	—	0.1
Total current assets		692.6	666.7	307.6	323.7
Creditors: amounts falling due within one year	17	(760.6)	(759.6)	(36.6)	(34.0)
Net current (liabilities)/assets		(68.0)	(92.9)	271.0	289.7
Total assets less current liabilities		631.7	625.0	808.6	844.1
Creditors: amounts falling due after more than one year	18	(80.6)	(87.6)	(1.3)	—
Provisions for liabilities and charges	19	(63.8)	(59.6)	—	—
Equity minority interests		(0.2)	(0.1)	—	—
Net assets		487.1	477.7	807.3	844.1
Capital and reserves					
Called up share capital	20	215.3	215.3	215.3	215.3
Share premium account	21	239.8	238.7	239.8	238.7
Capital reserve	21	1.9	1.9	1.9	1.9
Share capital to be issued	21	—	0.1	—	0.1
Own share reserve	21	(11.4)	(14.4)	(11.4)	(14.4)
Revaluation reserve	21	2.9	2.9	—	—
Merger reserve	21	161.0	161.0	188.3	188.3
Profit and loss account	21	(122.4)	(127.8)	173.4	214.2
Shareholders' funds		487.1	477.7	807.3	844.1
Equity	21	287.6	278.4	607.8	644.8
Non-equity	21	199.5	199.3	199.5	199.3
Shareholders' funds		487.1	477.7	807.3	844.1

Approved by the Board
on 13 December 2004 and signed on its behalf by:

Peter Long
Chief Executive

Paul Bowtell
Group Finance Director

Consolidated cash flow statement

for the year ended 31 October 2004

	Notes	2004 £m	2003 £m
Net cash inflow from operating activities	23	172.4	132.2
Dividends received from associate		0.3	0.3
Returns on investment and servicing of finance			
Interest received		3.9	3.3
Interest paid		(3.8)	(3.4)
Interest element of finance leases		(1.7)	(2.7)
Preference dividends paid		(13.5)	(13.5)
Dividends received		—	0.4
Net cash outflow from returns on investments and servicing of finance		(15.1)	(15.9)
Net tax paid		(21.3)	(23.4)
Capital expenditure and financial investment			
Purchase of tangible fixed assets		(54.6)	(59.6)
Proceeds from sales of tangible fixed assets		14.7	15.9
Proceeds from sale of trade investment		10.0	4.0
Purchase of investment		—	(0.3)
Decrease in cash collateral		—	0.1
Net cash outflow from capital expenditure and financial investment		(29.9)	(39.9)
Acquisitions and disposals			
Acquisitions of subsidiaries	12(a)	(30.9)	(9.0)
Disposal of subsidiaries	12(c)	20.8	—
Net cash outflow from acquisitions and disposals		(10.1)	(9.0)
Equity dividends paid		(25.9)	(23.0)
Net cash inflow before use of liquid resources and financing		70.4	21.3
Management of liquid resources			
Purchase of liquid investments		(19.2)	(2.5)
Increase in term deposits		(20.0)	(33.1)
Net cash outflow from management of liquid resources		(39.2)	(35.6)
Financing			
Issue of ordinary share capital		1.1	1.5
Capital payments under finance leases and hire purchase agreements		(7.3)	(4.8)
Increase in loans		5.4	9.4
Repayment of loan capital		(9.4)	(10.4)
Net cash outflow from financing		(10.2)	(4.3)
Increase/(decrease) in cash in the year	25	21.0	(18.6)

Statements of total consolidated recognised gains and losses

for the year ended 31 October 2004

	Group 2004 £m	Group 2003 £m	Company 2004 £m	Company 2003 £m
Profit for the financial year				
Group/Company	45.3	32.4	1.1	200.7
Share of joint venture	0.2	(0.8)	—	—
Share of associate	0.3	0.5	—	—
	45.8	32.1	1.1	200.7
Currency translation differences on foreign currency investments	1.5	(2.5)	—	—
Total recognised gains and losses relating to the financial year	47.3	29.6	1.1	200.7

Note of consolidated historical cost profits and losses

for the year ended 31 October 2004

A note of consolidated historical cost profits and losses is not presented as there is no material difference between the profits of the Group as shown in the accounts and those shown on a historical cost basis in either year.

Reconciliations of movements in shareholders' funds

for the year ended 31 October 2004

	Group 2004 £m	Group 2003 £m	Company 2004 £m	Company 2003 £m
Profit/loss for the financial year	45.8	32.1	1.1	200.7
Dividends	(42.1)	(39.4)	(42.1)	(39.4)
Retained profit/(loss) for the financial year	3.7	(7.3)	(41.0)	161.3
Restatement for UITF 38	—	(6.0)	—	(6.0)
Other net recognised gains and losses relating to the year	1.5	(2.5)	—	—
Amortised issue costs	0.2	0.2	0.2	0.2
New share capital	1.1	1.9	1.1	1.9
Share capital to be issued	(0.1)	(0.2)	(0.1)	(0.2)
Charge for EBT shares	3.0	—	3.0	—
Net addition/(reduction) to shareholders' funds	9.4	(13.9)	(36.8)	(157.2)
Opening shareholders' funds	477.7	491.6	844.1	686.9
Closing shareholders' funds	487.1	477.7	807.3	844.1

1. Accounting policies

Basis of preparation

The following accounting policies have been consistently applied in dealing with items considered material in relation to the accounts.

The Group has adopted during the year the requirements of UITF 38: Accounting for ESOP Trusts. This has the effect of changing the accounting policy in respect of the Employee Benefit Trust. The UITF requires all of the Company's holdings of its own shares, whether held directly or through an ESOP, to be presented as a deduction in arriving at shareholders' funds, rather than as assets within investments.

The historic cost of the shares to the ESOP is no longer used to calculate the charge for the options of which the ESOP held shares are the subject. The basis of the charge is the difference between the market value of the shares at the date of grant and the exercise price payable by the employee. This cost is spread over the employees' performance measurement period.

The comparative balance sheet has been restated as set out in note 3. There was no significant impact on the profit and loss account for the year ended 31 October 2003.

Accounting convention

The accounts have been prepared in accordance with applicable accounting standards and under the historical cost convention as modified by the revaluation of certain fixed assets, and on the going concern basis.

Basis of consolidation

The Group accounts consolidate the accounts of First Choice Holidays PLC and its subsidiary undertakings together with the Group's share of net assets and results of its joint venture and associated undertakings. These accounts are made up to 31 October 2004.

The acquisition method of accounting has been adopted. Under this method, the results of subsidiary undertakings acquired during the year are included in the profit and loss account from the effective date of acquisition.

The Company has taken advantage of the exemption under Section 230 of the Companies Act 1985 from presenting its own profit and loss account.

Associated undertakings and joint ventures

An associated undertaking is one in which the Group has a long-term investment and exercises significant influence over the Company in which the investment is made. The Group's share of the results and net assets of its associated undertakings are included in the consolidated profit and loss account and balance sheet under the equity method of accounting.

A joint venture is an undertaking in which the Group has a long-term interest and over which it exercises joint control. The Group's share of the profits less losses of joint ventures is included in the consolidated profit and loss account and its interest in their net assets, and the Group's related other goodwill, is included in investments in the consolidated balance sheet. The joint venture undertaking has been accounted for using the gross equity method in the Group balance sheet.

Goodwill

Purchased goodwill (representing the excess of the fair value of the consideration and associated costs given over the fair values of the separable net assets acquired) arising on consolidation in respect of acquisitions since 1 November 1998 is capitalised. Positive goodwill is amortised to nil by equal instalments over its estimated useful life, normally 20 years. On the subsequent disposal or termination of a business acquired since 1 November 1998, the profit or loss on disposal or termination is calculated after charging the unamortised amount of any related goodwill.

Goodwill arising on consolidation prior to the adoption, on 1 November 1998, of FRS 10: Goodwill and Intangible Assets, has been charged directly to reserves. The goodwill, which has been taken directly to reserves, will be charged to the profit and loss account on disposal of the related business.

Fair value accounting adjustments are made in respect of acquisitions and these may be made on provisional estimates. Amendments may be made to those adjustments in the subsequent accounting period with a corresponding adjustment to goodwill in the light of post acquisition experience.

Foreign currencies

Transactions in overseas currencies are translated at the exchange rate ruling at the date of the transaction or, where forward cover has been arranged, at the contractual rate. Monetary assets and liabilities denominated in foreign currencies are retranslated at the exchange rates ruling at the balance sheet date or at a contractual rate if applicable and any exchange differences arising are taken to the profit and loss account in the season to which the contract relates.

The results of overseas subsidiaries are translated at weighted average exchange rates for the year and exchange differences arising on consolidation of the net investment in overseas subsidiaries are dealt with through reserves.

Financial instruments

The following financial instruments may be utilised by the Group: foreign exchange forward contracts and swaps, foreign exchange options, interest rate swaps, forward rate agreements, interest rate options, energy swaps and energy options. The instruments are used to manage Group exposures to fluctuations in foreign currency exchange rates, interest rates and fuel prices.

Financial instruments are contracted for hedging purposes only. The Group does not trade any financial instruments and does not enter into speculative transactions. Interest rate derivatives are used to manage interest rate risk. Amounts payable and receivable in respect of these derivatives are recognised as adjustments to interest income or payable over the period of the contracts.

Gains and losses on foreign currency hedges are recognised on the maturity of the underlying exposure. Gains or losses arising on hedging instruments, which are cancelled due to the termination of underlying exposure, are taken to the profit and loss account immediately.

Turnover

Turnover represents the aggregate amount of revenue from inclusive tours, travel agency commission received and other services supplied to customers in the ordinary course of business. Revenue in respect of in house product is recognised on the date of departure and the related costs of distribution and of providing the holidays and flights are charged to the profit and loss account on the same basis. Travel agency commissions and other revenues received from the sale of third party product, together with related costs, are recognised on receipt of final payment. Turnover excludes intra-group transactions and is stated after deduction of trade discounts and commissions.

Client money received in advance

Client money received at the balance sheet date relating to holidays commencing and flights departing after the year end is included in creditors.

Marketing costs

Brochure and other marketing costs are charged to the profit and loss account in the season to which they relate.

Operating leases

Rentals payable and receivable under operating leases are charged or credited to the profit and loss account on a straight-line basis over the period of the lease or on another systematic basis, if this is more representative of the time pattern of the benefit from the use of the leased asset.

Finance leases and hire purchase contracts

Assets arising under finance leases and hire purchase contracts are capitalised and a corresponding liability recorded in creditors representing the present value of the minimum lease payments. Where an option price exists, the corresponding liability includes the option purchase price as though it were a lease payment and the option exercise date is taken as the most beneficial to the Group. Payments are treated as consisting of capital and interest elements with the interest being charged to the profit and loss account in proportion to the outstanding obligations.

Tangible fixed assets and depreciation

Tangible fixed assets are depreciated on a straight-line basis, at rates calculated to write off the cost or valuation, less estimated residual value, of each asset over its expected useful economic life.

The years used are as follows:

Freehold properties	—	50 years
Short leasehold properties	—	Lease period
Finance lease aircraft and equipment	—	Lease period
Aircraft spares and equipment	—	12 years
Yachts	—	15 years
Motor boats	—	25 years
Retail computer equipment	—	5 years
Computer equipment	—	3-5 years
Retail fixtures and fittings	—	8 years
Other assets	—	4 years

Since adopting FRS 15: Tangible Fixed Assets, newly acquired assets are carried at cost with other assets held at their previously revalued amounts.

Aircraft maintenance costs

Provision is made in respect of maintenance, overhaul and repair costs of operating leased airframes, engines and rotable spares based on the total anticipated costs over the useful economic life of the assets calculated by reference to costs experienced and published manufacturers' data. The charge to the profit and loss account is calculated by reference to the number of hours flown or by reference to the length of the full overhaul cycle. Costs incurred are charged against the provision. Neither the timing nor the value of the expenditure can be precisely determined but they can be averaged over time and over a fleet.

The cost of major overhauls of owned airframes, engines and rotable spares is capitalised and depreciated over the period until the next scheduled major overhaul.

Deferred taxation

Except as otherwise required by accounting standards, full provision without discounting is made for all timing differences, which have arisen but not reversed at the balance sheet date. Timing differences arise when items of income and expenditure are included in tax computations in periods different from their inclusion in the accounts.

Pensions

The Group operates defined benefit and defined contribution schemes. Pension liabilities are funded by monthly or annual contributions. Under the defined benefit schemes, pension liabilities

are charged to the profit and loss account so as to spread the long-term cost of pensions over the service lives of employees. Variations from regular cost are spread over the average remaining service lives of current employees. Defined contribution scheme pension liabilities are charged to the profit and loss account as they fall due.

FRS 17: Retirement Benefits will require a market rather than actuarial valuation of defined benefit schemes. This will result in a greater volatility of the pension scheme surplus or deficit as the market valuation will be taken at each balance sheet date and be reflective of a particular point in time. At 31 October 2004, the Group has adopted the transitional disclosure requirements of FRS 17.

2. Segmental information

Sector Analysis

	2004			2003
Turnover	Continuing	Acquisitions	Total	Total
	£m	£m	£m	£m
Leisure Travel:				
Mainstream Holidays	1,174.0	—	1,174.0	1,187.3
Specialist Holidays	762.3	7.7	770.0	702.9
Activity Holidays	185.1	10.4	195.5	185.2
Online Destination Services	168.3	41.8	210.1	131.1
StudentCity.com	—	—	—	—
	2,289.7	59.9	2,349.6	2,206.5
Discontinued operations			—	42.6
Group turnover			2,349.6	2,249.1
Share of joint venture			16.5	13.7
Group turnover plus share of joint venture			2,366.1	2,262.8

	2004			2003
Profit before tax	Continuing	Acquisitions	Total	Total
	£m	£m	£m	£m
Leisure Travel:				
Mainstream Holidays	48.5	—	48.5	45.6
Specialist Holidays	23.9	0.7	24.6	20.0
Activity Holidays	14.6	0.5	15.1	11.9
Online Destination Services	9.7	1.5	11.2	10.7
StudentCity.com	—	(0.8)	(0.8)	—
	96.7	1.9	98.6	88.2
Discontinued operations			—	2.5
Joint venture			0.4	(2.1)
Associate			0.6	0.7
Income from other fixed asset investments			—	0.4
Profit before interest, goodwill amortisation & exceptional costs			99.6	89.7
Net interest payable			(1.3)	(2.6)
Profit before goodwill amortisation & exceptional costs			98.3	87.1
Goodwill amortisation			(23.6)	(22.5)
Exceptional costs			(0.2)	(16.8)
Profit before tax			74.5	47.8

Geographical Analysis

Turnover	2004 Continuing	2004 Acquisitions	2004 Total	2003 Total
	£m	£m	£m	£m
Leisure Travel:				
UK	1,386.6	19.2	1,405.8	1,400.9
Europe	726.3	9.3	735.6	619.3
North America	176.8	31.4	208.2	186.3
	2,289.7	59.9	2,349.6	2,206.5
Discontinued operations			—	42.6
Group turnover			2,349.6	2,249.1
Share of joint venture			16.5	13.7
Group turnover plus share of joint venture			2,366.1	2,262.8

Profit before tax	2004 Continuing	2004 Acquisitions	2004 Total	2003 Total
	£m	£m	£m	£m
Leisure Travel:				
UK	64.3	1.2	65.5	56.6
Europe	29.7	0.8	30.5	32.4
North America	2.7	(0.1)	2.6	(0.8)
	96.7	1.9	98.6	88.2
Discontinued operations			—	2.5
Joint venture			0.4	(2.1)
Associate			0.6	0.7
Income from other fixed asset investments			—	0.4
Profit before interest, goodwill amortisation & exceptional costs			99.6	89.7
Net interest payable			(1.3)	(2.6)
Profit before goodwill amortisation & exceptional costs			98.3	87.1
Goodwill amortisation			(23.6)	(22.5)
Exceptional costs			(0.2)	(16.8)
Profit before tax			74.5	47.8

Geographical analysis of business

Turnover determined by the location of customers is not materially different from turnover determined by location of business. Europe is defined as Continental Europe and Eire, whilst North America refers to Canada and the United States. First Choice is an integrated leisure travel business encompassing tour operating, distribution capacity, airline operations and ground handling services. Accordingly we consider that we operate under one class of business which we have defined as 'Leisure Travel'.

Exceptional items of £0.2m (2003: £16.8m) arise in Europe.

Analysis of goodwill amortisation and net assets		Goodwill amortisation 2004	Goodwill amortisation 2003	Net assets 2004	Net assets 2003
		£m	£m	£m	£m
Leisure Travel:					
UK	Continuing	8.4	7.0	390.7	437.7
	Acquisitions	0.3	—	2.1	—
	Discontinued	—	—	—	—
Europe	Continuing	12.9	12.8	84.2	37.2
	Acquisitions	0.1	—	0.3	—
	Discontinued	—	1.5	—	(4.2)
North America	Continuing	1.1	1.0	9.8	7.0
	Acquisitions	0.6	—	—	—
	Discontinued	—	—	—	—
		23.4	22.3	487.1	477.7

Analysis of continuing and discontinued operations and acquisitions

	Continuing operations 2004	Acquisitions 2004	Total 2004	Continuing operations 2003	Discontinued operations 2003	Total 2003
	£m	£m	£m	£m	£m	£m
Group turnover	2,289.7	59.9	2,349.6	2,206.5	42.6	2,249.1
Cost of sales	(1,986.6)	(50.8)	(2,037.4)	(1,915.0)	(34.2)	(1,949.2)
Gross profit	303.1	9.1	312.2	291.5	8.4	299.9
Administrative expenses excluding goodwill amortisation	(206.4)	(7.2)	(213.6)	(203.3)	(5.9)	(209.2)
Goodwill amortisation	(22.4)	(1.0)	(23.4)	(20.8)	(1.5)	(22.3)
Total administrative expenses	(228.8)	(8.2)	(237.0)	(224.1)	(7.4)	(231.5)
Group operating profit	74.3	0.9	75.2	67.4	1.0	68.4

The goodwill amortisation disclosed under Acquisitions relates to the goodwill arising on consolidation in respect of companies acquired during the year and that disclosed under Discontinued to operations discontinued in the year.

3. Exceptional items, amounts written off fixed asset investments and prior year adjustments

Exceptional costs of £0.2m in the year ended 31 October 2004 relate to the loss on disposal of the Group's interest in the Barceló Retail businesses as described in note 12(c) and the gain on disposal of the Group's minority stake in the Globalia group of companies. Exceptional costs in the year ended 31 October 2003 relate to the write-down of the value of the joint venture option with Barceló Corporación Empresarial SA as described in the Annual Report and Accounts for the year ended 31 October 2003.

During the period, the Group has adopted the requirements of UITF 38: 'Accounting for ESOP Trusts' and so has changed its accounting policy for the Employee Benefit Trust. There was no significant impact on the profit and loss account for the year ended 31 October 2003. The comparative balance sheet at 31 October 2003 has been restated as shown below.

	31 October 2003
	£m
Investments and net assets	(6.0)
Reserve for own shares	(14.4)
Profit and loss account	8.4
Shareholders' funds	(6.0)

4. Net interest receivable and similar items

	2004	2003
	£m	£m
Bank interest receivable	4.2	3.5
Bank interest payable on loans and overdrafts	(3.8)	(3.4)
Finance lease charges on leases expiring within one year	(0.2)	—
Finance lease charges on leases expiring within two to five years	(1.5)	(2.7)
Interest payable and similar charges	(5.5)	(6.1)
Total	(1.3)	(2.6)

5. Employees

	2004 Total	2003 Total
Staff numbers		
Average number of employees	13,915	13,993

	2004	2003
	£m	£m
Staff costs		
Wages and salaries	237.0	225.8
Social security costs	28.0	28.0
Pension costs	12.4	9.6
	277.4	263.4

Details of the emoluments of directors (including details of share options, long-term incentive scheme interests and pension entitlements) are set out in the Report of the Board to Shareholders on Directors' Remuneration.

Consistent with the disclosure in note 2 'Segmental information' we consider the Group to have one integrated business of 'Leisure Travel'. Accordingly, we have disclosed the average number of employees under this single business.

Pension costs

The Group operates pension schemes for employees eligible and wishing to participate in the schemes. The assets of all the schemes are held separately from the assets of the Group.

Funded defined contribution schemes for employees and Directors (Group schemes)

Pension costs of £7.8m (2003: £7.6m) relating to defined contribution schemes were charged to the profit and loss account.

Funded defined benefit schemes

The Group sponsors three defined benefit schemes, the Air 2000 Retirement Benefits scheme, the Unijet Group Plc Final Salary scheme and the Emerald Star scheme. Actuarial valuations of the three schemes were carried out at 1 November 2003 (Air 2000), 1 November 2003 (Unijet), and 1 July 2002 (Emerald Star). The valuations revealed Minimum Funding Requirement ratios of 79 per cent. and 81 per cent. respectively for the Air 2000 and Unijet schemes, calculated in accordance with the provisions of the Pension Act 1995.

All three defined benefit schemes are closed to new entrants and under the projected unit method, the service cost as a percentage of pensionable payroll will increase as the members of the scheme approach retirement.

Valuations of the schemes are made by qualified actuaries using market based valuations for the assets and attained age method for the liabilities.

Air 2000 scheme

The principal valuation assumptions used were the rates of investment return of 7.25 per cent. per annum compound (pre-retirement) and 5.5 per cent. per annum compound (post-retirement) and a rate of salary increase of 4.75 per cent. per annum compound. From 1 November 2003 the Group has contributed at a rate of 34.2 per cent. of contribution salaries for Flight Deck staff and 30.1 per cent. for Ground and Administrative staff and employees have contributed at rates of 7.0 per cent. (Flight Deck) and 5.0 per cent. (Ground and Administrative). The market value of the scheme's assets at the date of the last actuarial valuation was £18.5m, representing 59 per cent. of the benefits that had accrued to members after allowing for expected future increases in earnings. The total pension charge for the year was £2.3m (2003: £1.5m). The signed Schedule of Contributions dated 14 June 2004 stated that the Group's contributions from 1 June 2004 are 34.2 per cent. for Flight Deck staff and 30.1 per cent. for Group and Administrative staff. In addition, two annual special employer contributions of £1.8m each will be due no later than 19 June 2005 and 2006 respectively.

The next triennial valuation will be due no later than 1 November 2006 and will be reflected in the accounts for the year ending 31 October 2007.

Unijet scheme

The principal valuation assumptions used were the rates of investment return of 7.25 per cent. per annum compound (pre-retirement) and 5.5 per cent. per annum compound (post-retirement) and a rate of salary increase of 4.75 per cent. per annum compound. From 1 November 2003 the Group has contributed at an average rate of 10.7 per cent. of pensionable salaries and employees have contributed at an average rate of 7.0 per cent. The market value of the scheme's assets at the date of the last actuarial valuation was £12.3m, representing 61 per cent. of the benefits that had accrued to members after allowing for expected future increases in earnings. The total pension cost for the year was £1.6m (2003: £0.5m). The signed Schedule of Contributions dated 17 November 2004 stated that the Group's contributions from 1 November 2004 are 16.4 per cent. In addition, three annual special employer contributions of £740,000 will be due no later than 30 November 2005, 2006 and 2007, followed by seven further employer contributions of £450,000 due no later than 30 November 2008 to 2014.

The next triennial valuation will be due no later than 1 November 2006 and will be reflected in the accounts for the year ending 31 October 2007.

Emerald Star scheme

The principal valuation assumptions used were the rates of investment return of 8.0 per cent. per annum compound and a rate of salary increase of 6.0 per cent. per annum compound. From July 2002 the Group has contributed at an average rate of 2.5 per cent. of contributory earnings. Employees do not contribute. The market value of the scheme's assets at the date of the last actuarial valuation was £1.1m. The total pension cost for the year was £14,000.

The next triennial valuation will be made at 1 July 2005.

The transitional arrangements of FRS 17 require additional disclosure of defined benefit pension schemes as at 31 October 2004, 2003 and 2002, calculated in accordance with the requirements of FRS 17. For the purpose of these accounts, these figures are illustrative only and do not impact on the actual balance sheet or the profit and loss account. The assets of each scheme have been taken at market value and the liabilities have been calculated by the qualified actuary using the following principal actuarial assumptions:

	Emerald Star scheme per annum			Air 2000 scheme per annum			Unijet scheme per annum		
	2004	2003	2002	2004	2003	2002	2004	2003	2002
	%	%	%	%	%	%	%	%	%
Inflation	2.50	2.50	2.25	3.00	2.50	2.00	3.00	2.50	2.00
Salary increases	4.50	4.50	4.25	5.00	3.75	3.75	5.00	3.75	3.75
Rate of discount	4.50	5.25	5.50	5.50	5.75	5.30	5.50	5.75	5.30
Pension in payment increases				3.00	3.00	3 00	3.00	2.50	2.00
Revaluation rate for deferred pensioners				3.00	2.50	2.00	3.00	2.50	2.00

On this basis, the illustrative balance sheet figures are as follows:

	Emerald Star scheme			Air 2000 scheme			Unijet scheme			Total		
	2004 £m	2003 £m	2002 £m	2004 £m	2003 £m	2002 £m	2004 £m	2003 £m	2002 £m	2004 £m	2003 £m	2002 £m
Assets	1.4	1.2	1.0	21.2	18.5	15 7	13.8	12 4	10.9	36.4	32.1	27 6
Liabilities	(1.0)	(0.7)	(0 6)	(39.6)	(27.5)	(27 6)	(27.2)	(16.9)	(17.3)	(67.8)	(45.1)	(45.5)
(Deficit)/ surplus	0.4	0.5	0 4	(18.4)	(9.0)	(11.9)	(13.4)	(4 5)	(6.4)	(31.4)	(13.0)	(17.9)
Deferred tax	—	—	—	5.5	2.7	3.6	4.0	1.4	1.9	9.5	4.1	5.5
Net (deficit)/ surplus	0.4	0.5	0.4	(12.9)	(6.3)	(8 3)	(9.4)	(3.1)	(4.5)	(21.9)	(8 9)	(12 4)

Based on the net deficit in the schemes at 31 October 2004 the future full adoption of FRS 17 would result in a decrease in Group reserves.

The above disclosed position is different to that determined for the long term funding of the schemes, as different assumptions have been used.

The assets of the schemes at 31 October 2004, 31 October 2003 and 31 October 2002 and corresponding expected returns over the following year are as follows:

	Emerald Star scheme			Air 2000 scheme			Unijet scheme			Expected returns on all schemes		
	2004	2003	2002	2004	2003	2002	2004	2003	2002	2004	2003	2002
	£m	£m	£m	£m	£m	£m	£m	£m	£m	%	%	%
Equities	1.0	0.9	0.7	13.7	12.1	12.3	9.0	8.2	8.7	8.44	8.70	7.50
Bonds	0.2	0.2	0.2	7.4	6.2	2.1	4.7	4.1	1.4	5.48	5.50	5.00
Property	—	—	—	—	—	0.8	—	—	0 6	—	—	7.50
Cash and other short term assets	0.2	0.1	0.1	0.1	0.2	0.5	0.1	0.1	0.2	5.00	4.70	4.50
	1.4	1.2	1.0	21.2	18.5	15.7	13.8	12.4	10.9			

The fair value of the schemes' assets are not intended to be realised in the short term and may be subject to significant change before they are realised.

The assumptions used by the actuary are the best estimates chosen from a range of possible actuarial assumptions, which, due to the timescale covered, may not necessarily be borne out in practice. The present value of the schemes' liabilities are derived from cash flow projections over long periods and are inherently uncertain.

The transitional arrangements of FRS 17 also require disclosure of the defined benefit pension related costs and movements which would have been included in the profit and loss account and the statement of total consolidated recognised gains and losses had full adoption of FRS 17 been made in the year ended 31 October 2004.

Analysis of the amount that would have been charged to operating profit:

	Emerald Star scheme		Air 2000 scheme		Unijet scheme		Total	
	2004	2003	2004	2003	2004	2003	2004	2003
	£m	£m	£m	£m	£m	£m	£m	£m
Current service cost	—	—	1.2	0.9	1.1	0.6	2.3	1.5

Analysis of the amount that would have been charged to other finance income:

	Emerald Star scheme		Air 2000 scheme		Unijet scheme		Total	
	2004	2003	2004	2003	2004	2003	2004	2003
	£m	£m	£m	£m	£m	£m	£m	£m
Expected return on pension scheme assets	—	0.1	1.4	1.2	1.0	0.8	2.4	2.1
Interest on pension scheme liabilities	—	—	(1.6)	(1.5)	(1.0)	(0.9)	(2.6)	(2.4)
Net return	—	0.1	(0.2)	(0.3)	—	(0.1)	(0.2)	(0.3)

Analysis of the amount that would have been recognised in the statement of total consolidated recognised gains and losses:

	Emerald Star scheme		Air 2000 scheme		Unijet scheme		Total	
	2004	2003	2004	2003	2004	2003	2004	2003
	£m	£m	£m	£m	£m	£m	£m	£m
Actual return less expected return on pension scheme assets	—	—	(0.3)	0.5	0.1	0.4	(0.2)	0.9
Actuarial experience gains and losses arising on the scheme liabilities	—	0.1	0.1	0.2	(1.0)	1.3	(0.9)	1.6
Changes in assumptions underlying the present value of the scheme liabilities	(0.1)	(0.1)	(9.6)	1.9	(7.6)	0.4	(17.3)	2.2
Actuarial gain recognised in the statement of total consolidated recognised gains and losses	(0.1)	—	(9.8)	2.6	(8.5)	2.1	(18.4)	4.7

Movement in pension surplus/(deficit) during the year:

	Emerald Star scheme		Air 2000 scheme		Unijet scheme		Total	
	2004	2003	2004	2003	2004	2003	2004	2003
	£m	£m	£m	£m	£m	£m	£m	£m
Surplus/(deficit) in scheme at beginning of year	0.5	0.4	(9.0)	(11.9)	(4.5)	(6.4)	(13.0)	(17.9)
Movement in year:								
—Current service cost	—	—	(1.2)	(0.9)	(1.1)	(0.6)	(2.3)	(1.5)
—Contributions	—	—	1.8	1.5	0.7	0.5	2.5	2.0
—Other finance cost	—	0.1	(0.2)	(0.3)	—	(0.1)	(0.2)	(0.3)
—Actuarial gains/(losses)	(0.1)	—	(9.8)	2.6	(8.5)	2.1	(18.4)	4.7
Surplus/(deficit) in scheme at end of year	0.4	0.5	(18.4)	(9.0)	(13.4)	(4.5)	(31.4)	(13.0)

Actuarial gains/(losses) over the year were as follows:

2004	Emerald Star scheme		Air 2000 scheme		Unijet scheme		Total	
	£m	%	£m	%	£m	%	£m	%
Difference between the expected and actual return on pension scheme assets expressed as a percentage of scheme assets	—	2	(0.3)	(2)	0.1	1	(0.2)	(1)
Actuarial experience gains and losses on scheme liabilities expressed as a percentage of the present value of the scheme liabilities	—	3	0.1	0	(1.0)	(4)	(0.9)	(1)
Effects of changes in the demographic and financial assumptions underlying the present value of the scheme liabilities	(0.1)	(17)	(9.6)	(24)	(7.6)	(28)	(17.3)	(26)
Total actuarial gain recognised in the statement of total consolidated recognised gains and losses, expressed as a percentage of the present value of the scheme liabilities	(0.1)	(12)	(9.8)	(25)	(8.5)	(31)	(18.4)	(27)

Actuarial gains/(losses) last year were as follows:

2003	Emerald Star scheme £m	%	Air 2000 scheme £m	%	Unijet scheme £m	%	Total £m	%
Difference between the expected and actual return on pension scheme assets expressed as a percentage of scheme assets	—	3	0.5	3	0.4	3	0.9	3
Actuarial experience gains and losses on scheme liabilities expressed as a percentage of the present value of the scheme liabilities	0.1	6	0.2	1	1.3	8	1.6	4
Effects of changes in the demographic and financial assumptions underlying the present value of the scheme liabilities	(0.1)	(10)	1.9	7	0.4	2	2.2	5
Total actuarial gain recognised in the statement of total consolidated recognised gains and losses, expressed as a percentage of the present value of the scheme liabilities	—	—	2.6	9	2.1	13	4.7	10

Share options

The Company has established three principal share option schemes: an executive, a senior executive performance related and a savings related share option scheme as well as an alternative long-term incentive scheme known as the Restricted Share Plan, all of which are as described in paragraph 6 of Part XI of this document.

Options granted and outstanding as well as shares awarded and outstanding in respect of unissued ordinary shares, are as follows:

	No. of shares	Option exercise price (p)	Date first exercisable
Executive share option scheme	21,756	95.00	21 July 1998
Senior executive plan	3,200,914	109.50	30 October 2007
	2,893,983	109.50	9 December 2008
Savings related share option scheme	1,692,201	97.60	1 October 2005
Restricted share plan	361,255	N/A	5 October 2001
	12,082	N/A	12 October 2001
	14,770	N/A	15 December 2001
	101,136	N/A	16 September 2002
	564,973	N/A	14 December 2002
	407,478	N/A	14 December 2002
	7,740	N/A	6 January 2003
	27,805	N/A	22 March 2003
	7,430	N/A	13 April 2003
	6,105	N/A	15 August 2003
	140,002	N/A	11 December 2003
	113,860	N/A	11 December 2004
	143,616	N/A	5 April 2004
	2,532,066	N/A	11 December 2004
	31,377	N/A	12 April 2005
	3,339,677	N/A	30 October 2005
	430,978	N/A	12 December 2005
	223,901	N/A	31 December 2005
	16,326	N/A	29 January 2006
	92,538	N/A	14 April 2006
	3,092,711	N/A	9 December 2006
	154,333	N/A	23 December 2006
	327,381	N/A	1 April 2007
	14,212	N/A	28 April 2007
	87,976	N/A	27 July 2007
	419,548	N/A	13 October 2007

As at 31 October 2004 there were 9,926,310 ordinary shares held by the First Choice Employee Benefit Trust. The Trust is funded by the Group by way of loans. The Group has taken advantage of the exemption within Urgent Issues Task Force (UITF) 17: Employee Share Schemes, in respect of its savings related share option scheme. The cost of share options granted under this scheme are therefore not charged to the profit and loss account.

6. Profit on ordinary activities before taxation

	2004 £m	2003 £m
Profit on ordinary activities before taxation is stated after charging/ (crediting):		
Operating lease income, aircraft	(4.9)	(4.3)
Operating lease rentals, land and buildings	39.3	37.9
Operating lease rentals, aircraft and other equipment	85.1	105.4
Auditors' remuneration, audit fees	0.9	0.9
Other fees paid to the auditors and their associates	0.6	0.4
Depreciation	35.8	35.3
Amortisation of EBT shares	3.0	2.6
Loss / (gain) on sale of fixed assets	0.4	(0.5)
Goodwill amortisation, subsidiaries	23.3	22.3
Goodwill amortisation, associates	0.1	—
Goodwill amortisation joint venture	0.2	0.2

The Company's audit fee is borne by a subsidiary company and amounted to £10,000 (2003: £10,000). Non-audit fees of £0.1m (2003: £0.2m) relating to due diligence on acquisitions and related share issue costs have been included within the cost of investments and the calculation of goodwill arising on consolidation. Non-audit fees charged to the profit and loss account of £0.6m (2003: £0.4m) principally relate to taxation advisory services and advice relating to the disposal of the Barceló retail businesses.

7. Taxation

The tax charge in the 31 October 2004 Group accounts can be summarised as follows:

	2004 £m	2003 £m
Tax on profit on ordinary activities:		
(i) Analysis of charge in year		
Current tax:		
UK corporation tax on profits of the year	17.7	25.8
Non-UK tax on profits of the year	9.4	6.8
Adjustments in respect of previous periods	(0.1)	1.7
Total current tax before share of joint venture and associate	27.0	34.3
—Share of current tax of joint venture	(0.3)	(0.7)
—Adjustments in respect of previous periods relating to joint venture	—	(0.8)
—Share of associates' current tax	0.2	0.2
Total current tax after share of joint venture and associate	26.9	33.0
Deferred tax:		
Origination and reversal of timing differences:		
—Current year UK	(0.9)	(9.1)
—Current year non-UK	2.0	(7.5)
—Adjustments in respect of previous periods	0.1	(0.8)
Total deferred tax before share of joint venture	1.2	(17.4)
—Share of deferred tax of joint venture	0.3	—
Total deferred tax after share of joint venture	1.5	(17.4)
Tax on profit on ordinary activities	28.4	15.6

(ii) Factors affecting the current tax charge for the year

The current tax charge for the year is higher (2003: higher) than the standard rate of corporation tax in the UK 30 per cent. (2003: 30 per cent.). The differences are explained below:

	2004 £m	2003 £m
Profit on ordinary activities before tax	74.5	47.8
Profit on ordinary activities at the standard rate of UK corporation tax of 30 per cent. (2003: 30 per cent.)	22.4	14.3
Effects of:		
—Expenses not deductible for tax purposes	5.3	4.3
—Depreciation for year in excess of capital allowances	0.9	9.1
—Utilisation of tax losses	(3.6)	(2.0)
—Non-utilisation of tax losses	0.9	9.0
—Higher tax rates on overseas earnings	1.8	(0.8)
—Lower tax rates on overseas earnings	(1.2)	(1.8)
—Adjustments to tax charge in respect of previous periods	(0.1)	0.9
—Other short term timing differences	0.5	—
Current tax charge for year	26.9	33.0

The effective rate of taxation of 29 per cent. (pre goodwill amortisation and exceptional items) is expected to prevail for the foreseeable future.

8. Dividends

	2004	2003
	£m	£m
Ordinary shares		
Interim—1.75p per share (2003: 1.6p) paid 1 November 2004	9.0	8.2
Final proposed—3.75p per share (2003: 3.4p) payable 6 April 2005	19.4	17.5
Total ordinary dividend—5.5p per share (2003: 5.0p)	28.4	25.7
Preference shares		
6.75 per cent. convertible cumulative redeemable	13.5	13.5
Amortisation of preference share issue costs	0.2	0.2
	13.7	13.7

The final ordinary dividend of 3.75p is payable to all ordinary shareholders on the register on 4 March 2005.

Amounts paid relating to preference share dividends during the year comprise £12.4m in respect of the 2004 dividend and £1.1m accrued for the 2003 dividend as at 31 October 2003. £1.1m has also been accrued as at 31 October 2004 representing the final amount payable in respect of the 2004 preference share dividend (see note 17).

9. Earnings per ordinary share

The basic earnings per ordinary share is calculated by dividing the profit attributable to ordinary shareholders by the applicable weighted average number of ordinary shares in issue during the year, excluding those held in the employee share ownership trusts. The diluted earnings per share is calculated on profits attributable to ordinary shareholders divided by the adjusted weighted average number of ordinary shares, which takes account of the conversion of the convertible preference shares and outstanding share options, where their conversion is dilutive.

The additional earnings per share measures have been given to provide the reader of the accounts with a better understanding of the results.

	Earnings 2004	Weighted average no. of shares 2004	Earnings per share 2004	Earnings 2003	Weighted average no. of shares 2003	Earnings per share 2003
	£m	millions	pence	£m	millions	pence
(i) Basic earnings per share	32.1	516.6	6.2	18.4	511.7	3.6
Goodwill amortisation	23.6	—	4.6	22.5	—	4.4
Basic earnings per share before goodwill amortisation	55.7	516.6	10.8	40.9	511.7	8.0
Exceptional items (net of tax)	0.2	—	—	7.1	—	1.4
Basic earnings per share before goodwill amortisation and exceptional items	55.9	516.6	10.8	48.0	511.7	9.4
(ii) Diluted earnings per share						
Basic earnings per share	32.1	516.6	6.2	18.4	511.7	3.6
Effect of dilutive securities						
Options	—	4.3	—	—	10.9	(0.1)
Diluted earnings per share	32.1	520.9	6.2	18.4	522.6	3.5
Goodwill amortisation	23.6	—	4.5	22.5	—	4.3
Diluted earnings per share before goodwill amortisation	55.7	520.9	10.7	40.9	522.6	7.8
Exceptional items (net of tax)	0.2	—	—	7.1	—	1.4
Diluted earnings per share before goodwill amortisation and exceptional items	55.9	520.9	10.7	48.0	522.6	9.2

In accordance with FRS 14: Earnings per Share, the calculation of diluted earnings per share has not taken into account the impact of the 6.75p Convertible preference shares, as this is anti-dilutive.

10. Intangible fixed assets

	Group £m
Cost	
At 1 November 2003	447.5
Additions (note 12a)	43.3
Disposals	(27.8)
Revisions to fair value adjustments and acquisition costs on prior year acquisitions (note 12b)	0.1
Revision to consideration on prior year acquisitions (note 12b)	(0.6)
Exchange adjustments	(0.4)
At 31 October 2004	**462.1**
Provision for amortisation	
At 1 November 2003	65.7
Charge in the year	23.4
Released on disposal	(3.4)
At 31 October 2004	**85.7**
Net book value	
At 31 October 2004	**376.4**
At 31 October 2003	381.8

Intangible fixed assets represent goodwill arising on acquisition. Note 12 provides details of acquisitions in the year and other changes to goodwill. Positive goodwill is amortised to nil by equal instalments over its useful economic life, usually 20 years.

11. Tangible fixed assets

	Land and buildings £m	Yachts and motor boats £m	Aircraft and equipment £m	Computer equipment £m	Other £m	Total £m
Cost or valuation At 1 November 2003	95.1	129.3	74.1	63.4	38.5	400.4
Exchange adjustments	(0.2)	(0.4)	—	0.1	0.1	(0.4)
Additions	6.9	9.9	8.6	19.1	6.8	51.3
Disposals	(3.4)	(10.8)	(0.4)	(10.3)	(13.0)	(37.9)
At 31 October 2004	**98.4**	**128.0**	**82.3**	**72.3**	**32.4**	**413.4**
Depreciation						
At 1 November 2003	20.4	13.6	29.1	25.5	18.3	106.9
Exchange adjustments	(0.1)	—	—	—	0.1	—
Provided in the year	5.5	7.2	4.8	13.7	4.6	35.8
Disposals	(1.2)	(3.3)	(0.2)	(5.4)	(7.9)	(18.0)
At 31 October 2004	**24.6**	**17.5**	**33.7**	**33.8**	**15.1**	**124.7**
Net book value						
At 31 October 2004	**73.8**	**110.5**	**48.6**	**38.5**	**17.3**	**288.7**
At 31 October 2003	74.7	115.7	45.0	37.9	20.2	293.5

Other fixed assets with a combined net book value as at 31 October 2004 of £17.3m (2003: £20.2m) comprise £16.5m (2003: £19.8m) of fixtures and fittings, £0.6m (2003: £0.1m) of motor vehicles and £0.2m (2003: £0.3m) of ski equipment.

Fixed asset additions of £51.3m include £0.9m of fixed assets acquired on the acquisition of subsidiary companies during the year.

Land and buildings comprise freehold and short leasehold properties with net book values of £19.4m (2003: £20.6m) and £54.4m (2003: £54.1m) respectively. A number of the Group's freehold properties are included at valuations, which were adopted prior to the introduction of FRS 15:

(i) A freehold property in Manchester was revalued at £1.2m by Savills, Chartered Surveyors, on the basis of an open market valuation at 31 October 1997 in accordance with the Practice Statements of the Royal Institution of Chartered Surveyors.

(ii) Freehold hotel properties located in France were revalued as at 31 October 1996 at French Francs 16,000,000 (£1.9m) by Lecart HDS Expertises, on the basis of an open market valuation.

The net book values of assets held at valuation along with corresponding historical cost amounts are set out below. All valuations were carried out on an open market basis.

	Land and buildings £m	Aircraft and equipment £m
Net book value at valuation		
As at 31 October 2004	**2.7**	**3.7**
Historical cost		
At 1 November 2003	2.1	2.6
Additions	—	1.9
At 31 October 2004	**2.1**	**4.5**
Depreciation		
At 1 November 2003	0.4	1.4
Provided in the year	0.1	0.5
At 31 October 2004	**0.5**	**1.9**
Net book value at cost		
At 31 October 2004	**1.6**	**2.6**

Properties revalued as part of acquisitions have not been included in the above figures as they represent the cost to the Group. The net book value of assets held under finance leases and hire purchase contracts at 31 October 2004 was £37.6m (2003: £44.6m). The depreciation charged in the year for these assets was £2.8m (2003: £3.4m).

12. Investments

	Group Trade investments £m	Company Shares in subsidiaries £m
Cost		
At 1 November 2003	9.1	525.8
Acquisitions	—	21.2
Disposals/written off	(8.3)	(38.0)
At 31 October 2004	**0.8**	**509.0**
Provision for diminution in value		
At 1 November 2003	—	10.2
Provided in the year	—	—
At 31 October 2004	**—**	**10.2**
Net book value		
At 31 October 2004	**0.8**	**498.8**
At 31 October 2003	9.1	515.6

The trade investments at the beginning of the year related principally to the Group's share in Globalia, an unlisted Spanish leisure group. During the year the remainder of the shareholding was disposed of.

Principal operating subsidiaries

	Country	Nature of business
Mainstream Holidays Sector		
First Choice Holidays & Flights Limited	United Kingdom	Tour operator
First Choice Airways Limited	United Kingdom	Airline
Viking Aviation Limited	United Kingdom	Seat broker
Falcon Leisure Group (Overseas) Limited	Ireland	Tour operator
First Choice Travel Shops Limited	United Kingdom	Travel agent
First Choice Retail Limited	United Kingdom	Travel agent
First Choice Holiday Hypermarkets Limited	United Kingdom	Travel agent
Specialist Holidays Sector		
Hayes & Jarvis (Travel) Limited	United Kingdom	Tour operator
Meon Travel Limited	United Kingdom	Tour operator
Citalia Holidays Limited	United Kingdom	Tour operator
Taurus Reiseveranstalter GesmbH	Austria	Tour operator
Bosphorus S.A.	Belgium	Tour operator
Groupe Marmara S.A.	France	Tour operator
Tourinter S.A.	France	Tour operator
Nazar Holiday Reiseveranstaltung GmbH	Germany	Tour operator
Taurus Tours A.G.	Switzerland	Tour operator
Royal Vacaciones S.A.	Spain	Tour operator
First Choice Nederland B.V.*	Netherlands	Tour operator
I Viaggi del Turchese S.r.l.	Italy	Tour operator
Viagens e Turismo Limitada	Portugal	Tour operator
Signature Vacations Inc.	Canada	Tour operator
Activity Holidays Sector		
Ski Bound Limited*	United Kingdom	Tour operator
Sunsail Limited	United Kingdom	Tour operator
Crown Holidays Limited	United Kingdom	Tour operator
Exodus Travels Limited	United Kingdom	Tour operator
Porter & Haylett Limited*	United Kingdom	Tour operator
Sunsail International B.V.*	Netherlands	Tour operator
Stardust Yacht Charters Inc.	France	Tour operator
Worldwide Adventures Limited	United Kingdom	Tour operator
Caradonna Caribbean Tours, INC.	USA	Tour operator
Online Destination Services Sector		
Barceló Destination Services, S.L.	Spain	Destination services
Value Added Vacations, Inc.	USA	Destination services
Trina Tours Limited	United Kingdom	Destination services
Hotelbeds, S.L.	Spain	Online accommodation
StudentCity.com, Inc.	USA	Tour operator

All of the subsidiaries have only ordinary share capital except for Signature Vacations Inc., which also has convertible, redeemable preference shares all of which are owned by the Group. Subsidiaries marked with an * are directly held by First Choice Holidays PLC. A full list of subsidiaries will be included in the Company's annual return. All the principal operating subsidiaries were wholly owned and were consolidated at 31 October 2004.

StudentCity.com, Inc. has an accounting reference date of 30 June. It is the Group's intention to change this to 31 October as soon as practicable.

Acquisitions

(a) Acquisitions in the year ended 31 October 2004

Acquisitions were made in the year for a total of £41.8m, including £0.9m of acquisition expenses. These acquisitions gave rise to goodwill of £43.3m. The acquired businesses and their acquisition date were:

Sector and entity	Country of operation	Acquisition date	Consideration £m
Activity Holidays			
Adventure Center	United States	November 2003	0.5
Trips Worldwide Limited	United Kingdom	December 2003	0.6
The Adventure company	United Kingdom	March 2004	3.1
Caradonna Caribbean Tours, Inc.	United States	March 2004	3.1
Let's Trek Australia	Australia	July 2004	0.1
Specialist Holidays			
Grantur	Portugal	July 2004	3.4
Online Destination Services			
Value Added Vacations, Inc.	United States	February 2004	3.3
Trina Tours Group	United Kingdom	May 2004	6.7
Triaena Destination Management, SL	Greece	July 2004	0.4
Medetours KK	Japan	July 2004	—
StudentCity.com, Inc.	United States	July 2004	19.7
			40.9

Net assets/(liabilities) acquired

	Notes	Book value prior to acquisition £m	Fair value adjustments £m	Fair value of net assets/ (liabilities) acquired £m
Intangible fixed assets	1	0.4	(0.4)	—
Tangible fixed assets		0.9	—	0.9
Current assets (excluding cash)	2	5.1	0.1	5.2
Cash		2.6	—	2.6
Creditors due within one year	3	(10.0)	(0.2)	(10.2)
Total net liabilities acquired		(1.0)	(0.5)	(1.5)
Consideration				40.9
Acquisition costs				0.9
Total investment cost				41.8
Net liabilities acquired (as above)				1.5
Goodwill arising				43.3

Notes:

1. Elimination of goodwill existing in balance sheets at acquisition.
2. Recognition of deferred tax on fair value adjustments.
3. Recognition of liability for settlement of a claim against the business.

The consideration payable is made up by:

	£m
Cash	28.3
Deferred consideration	0.6
Contingent consideration	12.0
Total consideration	40.9

The contingent consideration payable is in respect of the acquisitions of the Trina Tours group of companies, Grantur and StudentCity.com. It is dependent on the results of the businesses over the following periods, and the Directors believe the amounts provided reflect the most likely outcome in each case:

Acquisition	Period for calculation of contingent consideration	Maximum contingent consideration	Consideration provided for in these accounts
Trina Tours group	Year ended 30/9/04 to year ended 30/9/06	£1.9m	£1.9m
Grantur	Year ended 30/10/04 to year ended 30/10/07	€3.0m	€3.0m
StudentCity.com, Inc.	Year ended 30/6/05 to year ended 30/6/09	US$22.5m	US$14.8m

The net cash outflow from the acquisitions made in the year is as follows:

	£m
Cash consideration including costs	29.2
Cash acquired	(2.6)
Net cash outflow	**26.6**

The goodwill of £43.3m arising on the acquisitions has been capitalised on the balance sheet and will be amortised over 20 years, its estimated useful economic life. All acquisitions have been accounted for using the acquisition method. It should be noted that certain fair value adjustments have necessarily been prepared on a provisional basis. Subsequent experience may result in the requirement to revise fair values in the subsequent accounting period.

In addition, deferred and contingent consideration of £4.3m, relating to prior year acquisitions was paid during the year, resulting in a total net cash outflow for the year in respect of acquisitions of £30.9m (2003: £9.0m)

(b) Adjustments to estimates relating to acquisitions in previous years

Adjustments to contingent consideration and fair value estimates relating to acquisitions in previous years have resulted in a reduction in the value of goodwill of £0.5m.

(c) Disposal of the Barceló Retail businesses

During the period the Group disposed of its interests in its Spanish leisure retail and international business travel operations (Barceló Retail) by means of a controlled auction, which resulted in Barceló Corporación Empresarial SA exercising its pre-emption right under a Relationship Agreement dated 16 June 2000 to acquire Barceló Retail on terms which had been independently negotiated with a third party. After adjustments, the consideration for the disposal was €36.1m (£24.9m) of which €3.5m (£2.4m) is deferred. After deducting related costs, and associated goodwill of £24.4m, and including the gain on the disposal of the Globalia stake, the net loss on disposal was £0.2m.

The cash inflow arising on the disposal of Barceló Retail was £20.8m.

13. Investments in associate and joint venture

	Group share of net assets of joint venture	Group share of net assets of associate	Group total	Company
	£m	£m	£m	£m
Cost				
At 1 November 2003	27.9	2.0	29.9	38.8
Dividend received	—	(0.3)	(0.3)	—
Share of profits for the year	0.4	0.6	1.0	—
Share of tax charge	—	(0.2)	(0.2)	—
At 31 October 2004	**28.3**	**2.1**	**30.4**	**38.8**
Goodwill				
At 1 November 2003	3.6	—	3.6	
Amortisation	(0.2)	—	(0.2)	
At 31 October 2004	**3.4**	**—**	**3.4**	
Net book value				
At 31 October 2004	**31.7**	**2.1**	**33.8**	
At 31 October 2003	31.5	2.0	33.5	

Name of company	Proportion held	Nature of business	Country of registration/ incorporation	Investment held by
Hays Travel Limited ..	37.75%	Travel agent	England & Wales	First Choice Holidays PLC
Sunshine Cruises Limited	50.00%	Cruise operator	England & Wales	First Choice Holidays PLC

All proportions held are in ordinary shares.

Sunshine Cruises Limited (trading as Island Cruises) was set up as a joint venture with Royal Caribbean Cruises Ltd. (RCCL) in July 2000. The share of profits recognised in respect of the joint venture represents the Group's share of the profit generated in the year.

There is a put option on the Group to acquire the remaining shareholding of the Group's associate, Hays Travel Limited. The value of this is dependent on the future profitability of Hays Travel Limited.

14. Debtors

	Group 2004	Group 2003	Company 2004	Company 2003
	£m	£m	£m	£m
Trade debtors	93.6	83.5	—	—
Amounts due from subsidiaries	—	—	300.5	318.5
Amounts due from joint venture undertaking ...	0.9	0.7	—	—
Other debtors	104.1	124.1	5.6	3.6
Prepayments	196.1	197.8	1.5	1.5
Deferred tax asset (note 19)	5.6	8.0	—	—
	400.3	414.1	307.6	323.6

Included in prepayments are security deposits repayable by 2006 of £5.2m (2003: £5.9m) which are held as security against hire purchase contracts and operating leases. £4.6m relates to security deposits not repayable within one year (2003: £5.4m).

In addition to the security deposits mentioned above are debtors receivable after more than one year, Group £1.6m (2003: £0.8m) and Company £nil (2003: £nil).

15. Current asset investments

	Group 2004	Group 2003
	£m	£m
Short-term liquid assets	38.6	19.4

16. Cash at bank and in hand

	Group 2004	Group 2003	Company 2004	Company 2003
	£m	£m	£m	£m
Cash	76.0	75.5	—	0.1
Deposits at bank maturing within one month	177.7	157.7	—	—
Cash at bank and in hand	253.7	233.2	—	0.1

17. Creditors: amounts falling due within one year

	Group 2004	Group 2003	Company 2004	Company 2003
	£m	£m	£m	£m
Bank loans and overdrafts (note 18)	7.4	29.9	0.1	—
Trade creditors	213.4	235.0	—	—
Corporation tax	25.5	25.4	—	0.9
Finance leases (and hire purchase contracts)	6.2	5.7	—	—
Other creditors	32.7	44.5	4.6	4.3
Other taxes and social security costs	23.8	21.9	2.4	2.0
Accruals and deferred income	211.4	191.3	—	—
Dividends	29.5	26.8	29.5	26.8
Client money received in advance	210.7	179.1	—	—
	760.6	759.6	36.6	34.0

Included in other creditors are amounts in respect of deferred consideration payable for acquisitions, Group £6.3m (2003: £4.8m) and Company £0.6m (2003: £4.1m).

18. Creditors: amounts falling due after more than one year

	Group 2004	Group 2003	Company 2004	Company 2003
	£m	£m	£m	£m
Bank loans	38.7	40.9	—	—
Finance leases (and hire purchase contracts)	19.3	27.0	—	—
Deferred consideration	8.5	2.2	1.3	—
Accruals and deferred income	14.1	17.5	—	—
	80.6	87.6	1.3	—

	Group 2004	Group 2003
	£m	£m
Group obligations under finance leases and hire purchase contracts in respect of aircraft, yachts and equipment payable within:		
One year	6.2	5.7
Two to five years	19.3	27.0
	25.5	32.7

Security given in respect of finance leases and hire purchase contracts consists of fixed charges over the respective assets.

Bank loans and overdrafts are repayable within:

	Group 2004	Group 2003	Company 2004	Company 2003
	£m	£m	£m	£m
One year	7.4	29.9	0.1	—
Two to five years	36.3	28.1	—	—
After five years	2.4	12.8	—	—
	46.1	70.8	0.1	—

Included within amounts payable within one year are bank overdrafts of £0.1m (2003: £21.0m) that are repayable on demand at rates noted in note 22(a).

The Group has bank loans of £46.0m (UK £45.6m, Europe £0.4m), (2003: £49.8m (UK £49.2m, Europe £0.6m)), which are repayable in regular instalments on rates of interest as detailed in note 22(a). In the UK and Europe the loans are secured on the underlying assets of the company in whose name the borrowings are made.

19. Provisions for liabilities and charges

	Aircraft maintenance	Deferred Taxation	Pensions	Other	Total
	£m	£m	£m	£m	£m
At 1 November 2003	41.1	16.2	—	2.3	59.6
Provided/(credited) in the year	47.8	1.2	1.9	(0.5)	50.4
Costs incurred	(43.5)	—	—	—	(43.5)
Transferred from debtors	—	(2.4)	—	—	(2.4)
Exchange movements	(0.3)	—	—	—	(0.3)
At 31 October 2004	45.1	15.0	1.9	1.8	63.8

The net deferred tax provision at 31 October 2004 is as follows:

	2004	2003
	£m	£m
Accelerated capital allowances	15.0	16.4
Other short-term timing differences	(0.1)	(0.7)
Tax losses carried forward	(5.5)	(7.5)
	9.4	8.2

	2004	2003
	£m	£m
Net provision at the end of the year		
Included within:		
—Debtors (see note 14)	(5.6)	(8.0)
—Provisions for liabilities and charges (see above)	15.0	16.2
	9.4	8.2

There are no unprovided deferred taxation liabilities at either 31 October 2004 or 31 October 2003.

There are an unrecognised deferred tax asset at 31 October 2004 in respect of losses carried forward of £29.0m (2003: £30.0m), capital losses carried forward of £4.5m (2003: £4.5m) and surplus ACT of £nil (2003: £0.1m). These assets have not been recognised because the Directors are not certain that any benefits will arise in the foreseeable future.

20. Share capital

	2004	2003
	£m	£m
Authorised		
800,000,000 (2003: 800,000,000) ordinary shares of 3p each	24.0	24.0
199,500,000 (2003: 199,500,000) 6.75 per cent. convertible cumulative redeemable preference shares of £1 each	199.5	199.5
	223.5	223.5
Allotted, called up and fully paid		
527,839,299 (2003: 526,669,654) ordinary shares	15.8	15.8
199,500,000 (2003: 199,500,000) 6.75 per cent. convertible cumulative redeemable preference shares of £1 each	199.5	199.5
	215.3	215.3

The Company issued 1,169,645 new ordinary shares in the year, with none of these shares being in respect of acquisitions.

The new ordinary shares were issued in respect of the following:

	No. of shares
Restricted Share Plan	60,723
Senior Executive Plan	191,263
Savings Related Share Option Scheme	917,659
	1,169,645

The share premium arising on the above issues was £1.1m.

The convertible cumulative redeemable preference shares of £1 each can be converted by the holder into fully paid ordinary shares on the basis of 52.6316 ordinary shares for every £100 in nominal amount of convertible preference shares. This can be done at any time up to 10 July 2010.

The convertible cumulative redeemable preference shares of £1 each may be redeemed by the Company:

(i) where the aggregate nominal amount of shares remaining in issue shall be less than 10 per cent. of the aggregate nominal amount of shares at any time issued as convertible preference shares;

(ii) on or at any time after the fifth anniversary of the date of first issue;

(iii) within 14 days of the occurrence of a relevant event.

Special conversion rights will apply in certain circumstances in the event that a successful offer is made for the whole ordinary share capital of the Company. The convertible preference shares rank ahead of the ordinary shares on a winding up or other return of capital in respect of £1 per share and any arrears of dividend. The convertible preference shareholders are entitled to vote at any general meeting of the Company. The Company will, subject to statutory provisions, be obliged on 10 July 2010 to redeem at £1 per share any of the convertible preference shares then in issue.

21. Capital and reserves

Group	Share capital	Share premium	Capital reserve	Share capital to be issued	Own shares reserve	Revaluation reserve	Merger reserve	Profit & loss account	Total
	£m	£m	£m	£m	£m	£m	£m	£m	£m
At 1 November 2003	215.3	238.7	1.9	0.1	—	2.9	161.0	(136.2)	483.7
Restatement for UITF 38	—	—	—	—	(14.4)	—	—	8 4	(6.0)
At 1 November 2003 (restated)	215.3	238.7	1.9	0.1	(14.4)	2.9	161.0	(127.8)	477.7
Own shares disposal (vested)	—	—	—	—	3.0	—	—	(3.0)	—
Charge for EBT shares	—	—	—	—	—	—	—	3.0	3.0
Exchange movements	—	—	—	—	—	—	—	1.5	1.5
Options exercised	—	1.1	—	—	—	—	—	—	1.1
Transfer of amortised issue cost	—	(0.2)	—	—	—	—	—	0 2	—
Revision to acquisition consideration	—	—	—	(0.1)	—	—	—	—	(0.1)
Retained loss for the period	—	0.2	—	—	—	—	—	3.7	3.9
At 31 October 2004	215.3	239.8	1.9	—	(11.4)	2.9	161.0	(122.4)	487.1

The reserve for own shares represents shares owned by the Employee Benefit Trust at their historic cost.

Cumulative goodwill arising on the acquisition of subsidiaries and written off to the profit and loss account reserve at 31 October 2004 is £232.3m (2003: £232.3m) against which Section 131 merger relief of £40.6m (2003: £40.6m) has been deducted.

Company	Share capital	Share premium	Capital reserve	Share capital to be issued	Own shares reserve	Merger reserve	Profit & loss account	Total
	£m	£m	£m	£m	£m	£m	£m	£m
At 1 November 2003	215.3	238.7	1.9	0.1	—	188.3	205.8	850.1
Restatement for UITF 38	—	—	—	—	(14.4)	—	8.4	(6.0)
At 1 November 2003 (restated)	215.3	238.7	1.9	0.1	(14.4)	188.3	214.2	844.1
Own shares disposal (vested)	—	—	—	—	3.0	—	(3.0)	—
Charge for EBT shares	—	—	—	—	—	—	3 0	3.0
Options exercised	—	1.1	—	—	—	—	—	1.1
Transfer of amortised issue cost	—	(0.2)	—	—	—	—	0.2	—
Revision to acquisition consideration	—	—	—	(0.1)	—	—	—	(0.1)
Retained loss for the period	—	0.2	—	—	—	—	(41.0)	(40.8)
At 31 October 2004	215.3	239.8	1.9	—	(11.4)	188.3	173.4	807.3

No profit and loss account is presented for First Choice Holidays PLC as provided by Section 230 of the Companies Act 1985. The loss before taxation for the financial year of First Choice Holidays PLC was £0.3m (2003: profit of £200.7m).

Equity/non-equity shareholders' funds

	Group 2004	Group 2003	Company 2004	Company 2003
	£m	£m	£m	£m
Non-equity				
Share capital	199.5	199.5	199.5	199.5
Issue costs	—	(0.2)	—	(0.2)
	199.5	199.3	199.5	199.3
Equity	287.6	278.4	607.8	644.8
Shareholders' funds	487.1	477.7	807.3	844.1

22. Financial instruments

To reduce risks arising from movements in foreign exchange and interest rates, the Group has entered into forward foreign exchange contracts and single currency interest rate swaps/forward rate agreements and accounts for such transactions as hedges. The gross value of financial assets and liabilities is stated after the effect of these hedged transactions.

The Group's policy with regard to such financial instruments is detailed within the accounting policies in note 1. Short-term debtors and creditors have been omitted from the disclosures other than the currency risk.

(a) Financial assets and liabilities

At 31 October 2004 the Group's financial assets and liabilities profile, after taking account of interest rate and currency hedging arrangements in place, was as follows:

	2004			2005		
	Floating rate	Non-interest bearing	Total	Floating rate	Non-interest bearing	Total
	£m	£m	£m	£m	£m	£m
Financial assets						
Sterling	162.8	11.0	173.8	154.9	—	154.9
Canadian Dollars	28.7	—	28.7	14.2	—	14.2
Euro	65.6	1.3	66.9	63.6	9.1	72.7
US Dollars	15.1	—	15.1	14.9	—	14.9
Other	8.6	—	8.6	5.0	—	5.0
Total	280.8	12.3	293.1	252.6	9.1	261.7

Floating rate financial assets comprise cash, and current asset investments, which attract interest rates of between 1 per cent. and 4 per cent. and are all due to mature within one year. Non-interest bearing assets represent trade investments, which have no maturity period, and cash at bank.

	2004				2003			
	Fixed rate	Floating rate	Non-interest bearing	Total	Fixed rate	Floating rate	Non-interest bearing	Total
	£m	£m	£m	£m	£m	£m	£m	£m
Financial liabilities								
Sterling	236.5	27.0	2.0	265.5	254.2	37.4	—	291.6
Canadian Dollars	—	—	2.1	2.1	—	—	2.2	2.2
Euro	7.0	0.6	2.1	9.7	9.8	1.4	—	11.2
US Dollars	—	—	8.6	8.6	—	0.2	—	0.2
Total	243.5	27.6	14.8	285.9	264.0	39.0	2.2	305.2

Fixed rate financial liabilities comprise the 6.75 per cent. convertible preference shares of £199.5m with the balance comprising bank borrowings and obligations under finance leases. The weighted average fixed rate of Sterling borrowings is 6.3 per cent. (2003: 6.4 per cent.) and the average date to maturity is 3.3 years. The weighted average fixed rate of Euro borrowings is 6.1 per cent. and the average date to maturity is 3.7 years.

Floating rate financial liabilities comprise loans and obligations under finance leases, at the following interest rates:

Sterling: LIBOR plus a margin between 1.0 per cent. and 1.65 per cent.

Euro: EURIBOR plus a margin of 1.7 per cent. or RIBOR plus a margin between 0.25 per cent. and 0.87 per cent.

Non-interest bearing financial liabilities comprise deferred consideration for acquisitions.

(b) Maturity profile of financial liabilities

	2004	2003
	£m	£m
Within one year	19.9	35.6
In more than one year but less than five years	64.1	57.3
More than five years	201.9	212.3
	285.9	305.2

(c) Fair value of derivative financial instruments

	2004		2003	
	Book value	Fair value	Book value	Fair value
	£m	£m	£m	£m
Fair values				
Financial instruments				
Financial assets	293.1	293.1	261.7	261.7
Financial liabilities	285.9	285.9	305.2	305.2
Derivative financial instruments				
Interest rate swaps and forward rate agreements	—	(0.8)	—	(2.0)
Foreign currency transactions	—	(29.0)	0.1	(23.2)
Fuel derivatives	—	32.9	—	3.5
	—	3.1	0.1	(21.7)
Difference between book and fair value		3.1		(21.8)

Fair value is the difference between market value in which the instruments are traded at the balance sheet date and the future contracted commitment.

(d) Unrecognised gains and losses relating to hedges of future exposures

	2004			2003		
	Gains	Losses	Net	Gains	Losses	Net
	£m	£m	£m	£m	£m	£m
Unrecognised gains and losses						
Total unrecognised gains/(losses) at 1 November 2003	19.0	(40.8)	(21.8)	9.3	(30.3)	(21.0)
(Gains)/losses recognised in the year relating to prior years	(17.8)	32.8	15.0	(7.4)	25.0	17.6
Gains/(losses) not recognised in the year relating to prior years	1.2	(8.0)	(6.8)	1.9	(5.3)	(3.4)
Gains/(losses) not recognised in the year relating to the current year	42.0	(32.1)	9.9	17.1	(35.5)	(18.4)
Total unrecognised gains/(losses) at 31 October 2004	43.2	(40.1)	3.1	19.0	(40.8)	(21.8)
Of which:						
Due to be recognised within one year	42.0	(34.7)	7.3	17.8	(32.8)	(15.0)
Due to be recognised after one year	1.2	(5.4)	(4.2)	1.2	(8.0)	(6.8)
	43.2	(40.1)	3.1	19.0	(40.8)	(21.8)

Gains and losses on foreign exchange instruments used for hedging purposes are not recognised until the maturity of the underlying exposure.

(e) Currency exposures

The primary functional currencies of the Group are Sterling, Canadian Dollars, the Euro and US Dollars. The table below shows the Group companies' net monetary assets and liabilities held in currencies other than their principal currency, after having taken into account the effect of forward contracts or other derivative instruments used to match foreign currency exposure.

	Euro	US Dollars	Can Dollars	Thai Bhats	Aus Dollars	Other	2004 Total	2003 Total
	£m	£m	£m	£m	£m	£m	£m	£m
Functional currency								
Sterling	6.0	6.3	0.9	1.5	3.1	1.6	19.4	(10.8)
Canadian Dollars	—	1.4	—	—	—	—	1.4	10.6
Euro	(0.2)	2.9	(0.1)	—	0.1	(0.8)	1.9	0.6
US Dollars	0.2	—	—	—	—	—	0.2	—
Total	6.0	10.6	0.8	1.5	3.2	0.8	22.9	0.4

(f) Undrawn committed borrowing facilities

As at 31 October 2004 the Group had available an undrawn committed borrowing facility of £109.7m comprising letters of credit, guarantee and a revolving, floating rate credit facility for cash borrowings which expires on 31 March 2008.

The conditions precedent to the availability of this facility are also satisfied at the balance sheet date.

In addition, as at 31 October 2004, the Group also had available an undrawn committed asset financing facility of £2.9m. The commitment period for new drawdowns expires on 15 February 2005.

23. Reconciliation of operating profit to net cash inflow from operating activities

	2004	2003
	£m	£m
Group operating profit (after goodwill amortisation and exceptional items)	75.2	68.4
Depreciation	35.8	35.3
Charge for EBT shares	3.0	2.6
Goodwill amortisation	23.4	22.5
Loss/(gain) on sale of fixed assets	0.5	(0.5)
Fixed assets written off on disposal of a subsidiary	—	1.0
Increase in debtors	(18.3)	(14.4)
Increase in creditors and maintenance reserves	52.8	17.3
Net cash inflow from operating activities	172.4	132.2

24. Movements in cash and net funds

	2004	Cash movement	Non-cash movement	Borrowings assumed on acquisition	Borrowings disposed of	2003
	£m	£m	£m	£m	£m	£m
Cash	76.0	0.1	0.4	—	—	75.5
Bank overdrafts	(0.1)	20.9	—	—	—	(21.0)
Deposits at bank maturing within one month	177.7	20.0	—	—	—	157.7
Current asset investments	38.6	19.2	—	—	—	19.4
Bank loans	(46.0)	4.0	(0.2)	—	—	(49.8)
Finance leases and hire purchase contracts	(25.5)	7.3	(0.1)	(0.2)	0.2	(32.7)
Net funds	220.7	71.5	0.1	(0.2)	0.2	149.1

25. Reconciliation of net cash flow to movement in net funds

	2004	2003
	£m	£m
Increase/(decrease) in cash in the year	21.0	(18.6)
Cash outflow from increase in deposits at bank	20.0	33.1
Cash outflow from increase in current asset investment	19.2	2.5
Cash outflow from decrease in debt and lease financing	11.3	5.8
Changes in net funds resulting from cash flows	71.5	22.8
Changes in net funds arising on acquisition and disposal	—	—
Changes in net funds from non-cash movements	0.1	(3.1)
Increase in net funds in the year	71.6	19.7
Net funds at 1 November 2003	149.1	129.4
Net funds at 31 October 2004	220.7	149.1

26. Acquisitions' contributions to Group cash flows

	Continuing operations	Acquisitions	Total
	£m	£m	£m
Net cash inflow from operating activities	168.0	4.4	172.4
Dividends received from associate	0.3	—	0.3
Returns on investment and servicing of finance	(15.2)	0.1	(15.1)
Net tax paid	(21.2)	(0.1)	(21.3)
Capital expenditure and financial investment	(29.7)	(0.2)	(29.9)
Acquisitions and disposals	(10.1)	—	(10.1)
Equity dividends paid	(25.9)	—	(25.9)
Management of liquid resources	(39.2)	—	(39.2)
Financing	(10.2)	—	(10.2)
Increase in cash in the year	16.8	4.2	21.0

The Acquisitions column reflects cashflows arising from post acquisition trading.

27. Operating lease commitments

	Land and buildings 2004	Aircraft, yachts and equipment 2004	Land and buildings 2003	Aircraft, yachts and equipment 2003
	£m	£m	£m	£m
Annual commitment under non-cancellable operating leases expiring within:				
One year	2.0	3.7	5.0	9.8
Two to five years	6.6	25.1	8.9	50.7
Thereafter	18.7	36.5	20.3	26.5
	27.3	65.3	34.2	87.0

28. Capital commitments

	Group 2004	Group 2003
	£m	£m
Contracted but not provided for in these accounts	6.4	2.2

Of the £6.4m capital commitments entered into at this year end £5.2m relates to yachts and the remainder is in respect of other fixed asset commitments.

The Group has guaranteed the residual value of certain yachts under charter from third party owners, giving them the right to sell the yachts to the Group at a determined price. For certain yachts, Sunsail Limited is required to deposit part of this price into trust accounts over the period of the charter. The maximum cash commitment including these future deposits is as follows:

Year end 31 October	2004	2003
	£m	£m
2004	—	0.8
2005	0.1	0.1

29. Contingent liabilities

Under the terms of guarantees given to the Civil Aviation Authority and other relevant authorities by the Company in respect of certain subsidiaries, in the event of default, the Company could be held liable to the extent of the subsidiaries' net trading liabilities at the time of default.

The Company, and its subsidiaries, is at any time defending a number of actions against it arising in the normal course of business. Provision is made for these actions where this is deemed appropriate.

30. Related party transactions

Simón Barceló is a director and shareholder of the Barceló Corporación Empresarial SA (BCE) group of companies. During the last 12 months the Group spent approximately £15.8m (2003: £26.5m) on hotel accommodation with BCE.

At 31 October 2004 the Group owed BCE £1.3m for such accommodation (2003: £1.0m). Viajes Barceló and Barceló Business (also part of BCE) owed the Group commission of £3.5m at 31 October 2004 and the group earned total commissions of £20.2m in the year from these businesses.

As described in note 12(c) the Group disposed of its interests in the Spanish and international leisure and business travel retail business to BCE during the year.

Richard Fain is a Director of Royal Caribbean Cruises Ltd. (RCCL). The Group earned commissions of £3.4 m (2003: £2.5m) during the year selling RCCL cruises.

During the year the Group traded with its associate Hays Travel Limited, and its joint venture Sunshine Cruises Limited. The main transactions during the year were:

(a) Commissions paid to Hays Travel Limited of £3.0m (2003: £2.5m). The balance outstanding as at 31 October 2004 is £nil (2003: £0.2m).

(b) The Group has charged Sunshine Cruises Limited for flying, administrative services and marketing contributions net of commissions received on sales totalling £0.9m (2003: £5.8m). There is an outstanding balance of £0.9m (2003: £0.7m) within debtors as at 31 October 2004.

Section D

Unaudited interim results for the six months ended 30 April 2007 relating to First Choice

Consolidated income statement

for the six months ended 30 April 2007 (unaudited)

	Note	6 months 30 April 2007	6 months 30 April 2006	Year 31 October 2006
		£m	£m	£m
Revenue		1,079.1	1,033.4	2,899.0
Cost of sales		(1,000.0)	(964.5)	(2,493.5)
Gross profit		79.1	68.9	405.5
Administrative expenses		(161.4)	(133.7)	(289.0)
Share of operating (losses)/profit of joint venture and associate		(2.3)	(2.1)	2.8
Operating (loss)/profit		(84.6)	(66.9)	119.3
Analysed as:				
Underlying operating (loss)/profit		(64.8)	(65.2)	139.0
Separately disclosed items	3	(12.9)	—	(5.8)
Amortisation of business combination intangibles		(7.9)	(2.5)	(11.3)
Impairment of goodwill		—	—	(1.4)
Taxation on (losses)/profits of joint venture and associate		1.0	0.8	(1.2)
		(84.6)	(66.9)	119.3
Loss on disposal of investment in associate		(0.5)	—	—
Financial income	4	6.3	3.8	8.9
Financial expenses	4	(24.0)	(15.1)	(30.7)
Net financing expenses		(17.7)	(11.3)	(21.8)
(Loss)/profit before tax		(102.8)	(78.2)	97.5
Taxation	5	28.2	20.6	(25.2)
(Loss)/profit for the period		(74.6)	(57.6)	72.3
Attributable to:				
Ordinary shareholders		(74.9)	(57.8)	72.0
Minority interest		0.3	0.2	0.3
(Loss)/profit for the period		(74.6)	(57.6)	72.3
Basic (loss)/earnings per ordinary share	7	(14.2p)	(11.0p)	13.7p
Non GAAP measures — Reconciliation of underlying operating profit to underlying earnings				
Underlying operating (loss)/profit		(64.8)	(65.2)	139.0
Net financing expenses		(17.7)	(11.3)	(21.8)
Underlying (loss)/profit before tax		(82.5)	(76.5)	117.2
Taxation (Group and share of joint ventures and associates)		29.2	21.4	(26.4)
Tax credit on intangibles acquired in business combinations		(2.4)	—	(4.3)
Tax credit on separately disclosed items		(4.0)	—	(1.7)
Minority interest		(0.3)	(0.2)	(0.3)
Underlying (loss)/earnings attributable to ordinary shareholders		(60.0)	(55.3)	84.5
Basic underlying (loss)/earnings per ordinary share	7	(11.4p)	(10.5p)	16.1p

Consolidated balance sheet
at 30 April 2007 (unaudited)

	30 April 2007	30 April 2006	31 October 2006
	£m	£m	£m
Non-current assets			
Intangible assets	761.0	559.8	604.2
Property, plant and equipment	289.4	309.0	312.4
Investments in joint venture and associate	32.2	32.4	36.8
Other investments	0.7	0.9	0.6
Trade and other receivables	106.2	80.4	80.0
Deferred tax assets	56.1	61.0	56.8
	1,245.6	1,043.5	1,090.8
Current assets			
Inventories	22.3	26.9	15.6
Trade and other receivables	519.1	451.6	376.1
Income tax debtor	18.7	—	—
Derivative financial instruments	6.3	20.0	1.6
Cash and cash equivalents	196.1	156.1	177.5
Assets classified as held for sale	16.0	6.5	1.2
	778.5	661.1	572.0
Total assets	2,024.1	1,704.6	1,662.8
Current liabilities			
Interest-bearing loans and borrowings	(134.5)	(10.2)	(8.6)
Derivative financial instruments	(62.9)	(26.4)	(62.5)
Trade and other payables	(1,036.1)	(1,004.8)	(865.9)
Provisions	(17.7)	(13.1)	(17.6)
Income tax payable	—	(3.4)	(24.7)
	(1,251.2)	(1,057.9)	(979.3)
Non-current liabilities			
Interest-bearing loans and borrowings	(434.5)	(333.3)	(272.2)
Employee benefits	(27.8)	(34.6)	(24.7)
Other long term liabilities	(62.9)	(35.9)	(40.1)
Provisions	(30.8)	(32.3)	(30.2)
Deferred tax liabilities	(50.9)	(29.0)	(34.3)
	(606.9)	(465.1)	(401.5)
Total liabilities	(1,858.1)	(1,523.0)	(1,380.8)
Net assets	166.0	181.6	282.0
Equity			
Share capital	15.9	15.9	15.9
Share premium	242.2	241.7	242.0
Other reserves	296.3	336.8	296.4
Retained earnings	(389.3)	(413.2)	(273.2)
Total equity attributable to equity holders of the parent	165.1	181.2	281.1
Minority interest	0.9	0.4	0.9
Total equity	166.0	181.6	282.0

Consolidated statement of cash flows
for the six months ended 30 April 2007 (unaudited)

	6 months 30 April 2007	6 months 30 April 2006	Year 31 October 2006
	£m	£m	£m
(Loss)/profit for the period	(74.6)	(57.6)	72.3
Adjustment for:			
Depreciation and amortisation	30.1	24.2	56.2
Equity-settled share-based payment expenses	3.3	3.0	6.1
Gain on sale of property, plant and equipment	(0.3)	—	(0.9)
Loss/(income) from joint venture and associate	2.3	2.1	(2.8)
Impairment of goodwill	—	—	1.4
Loss on foreign exchange	0.3	—	0.2
Finance income	(6.3)	(3.8)	(8.9)
Finance expense	24.0	15.1	30.7
Income tax (credit)/expense	(28.2)	(20.6)	25.2
Operating (loss)/profit before changes in working capital and provisions	(49.4)	(37.6)	179.5
Increase in trade and other receivables	(151.2)	(154.1)	(57.8)
Increase in inventories	(6.7)	(14.4)	(3.1)
Increase in trade and other payables	167.2	160.3	12.3
Increase/(decrease) in provisions and employee benefits	3.4	(7.7)	(11.6)
Cash flows from operations	(36.7)	(53.5)	119.3
Interest paid	(19.9)	(11.1)	(22.6)
Interest received	4.0	2.1	5.1
Income taxes paid	(13.3)	(9.3)	(14.4)
Cash flows from operating activities	(65.9)	(71.8)	87.4
Investing activities			
Proceeds from sale of property, plant and equipment	9.5	15.9	20.3
(Purchase of)/proceeds from sale of investments	(0.1)	(0.1)	0.1
Dividends received from associate	—	—	0.5
Acquisition of subsidiaries, net of cash acquired	(106.4)	(79.5)	(108.1)
Acquisition of property, plant and equipment	(23.1)	(20.4)	(59.6)
Purchase of own shares for share-based payments	(3.9)	—	—
Net cash flow from investing activities	(124.0)	(84.1)	(146.8)
Financing activities			
Proceeds from the issue of share capital	—	0.2	0.2
Proceeds from new loans	271.2	294.9	213.2
Repayment of borrowings	(21.1)	(40.3)	(26.8)
Payment of finance lease liabilities	(0.5)	(13.6)	(17.7)
Ordinary and minority interest dividends paid	(40.7)	(34.7)	(34.7)
Net cash flow from financing activities	208.9	206.5	134.2
Net increase in cash and cash equivalents	19.0	50.6	74.8
Cash and cash equivalents at start of period	177.5	105.4	105.4
Effect of foreign exchange on cash held	(0.4)	0.1	(2.7)
Cash and cash equivalents at end of period	196.1	156.1	177.5
Cash and cash equivalents for the cash flow statement comprise:			
Cash and cash equivalents shown on the balance sheet	196.1	156.1	177.5
Overdraft bank accounts shown in interest bearing liabilities	—	—	—
Cash and cash equivalents for the cash flow statement	196.1	156.1	177.5

Consolidated statement of recognised income and expense

for the six months ended 30 April 2007 (unaudited)

	6 months 30 April 2007	6 months 30 April 2006	Year 31 October 2006
	£m	£m	£m
Foreign exchange translation	(2.2)	0.7	(3.7)
Actuarial gains arising in respect of defined benefit pension schemes	—	—	4.0
Tax on items taken directly to equity	(0.8)	2.7	21.6
Cash flow hedges:			
—movement in fair value	(25.5)	(7.4)	(55.1)
—amounts recycled to the income statement	28.4	(1.4)	(5.1)
Net expense recognised directly in equity	(0.1)	(5.4)	(38.3)
(Loss)/profit for the period	(74.6)	(57.6)	72.3
Total recognised (expense)/income for the period	(74.7)	(63.0)	34.0
Attributable to:			
Ordinary shareholders	(75.0)	(63.2)	33.7
Minority interest	0.3	0.2	0.3
	(74.7)	(63.0)	34.0

Notes (unaudited)

1. Basis of preparation

This interim financial information and comparative figures for the financial year ended 31 October 2006 have been prepared and presented under Adopted IFRSs in a form consistent with that which is expected to be adopted by TUI Travel PLC in its next published financial statements, having regard to accounting standards and policies and legislation applicable to such financial statements. The policies differ from the policies applied in the consolidated financial statements of First Choice Holidays PLC for the year ended 31 October 2006.

The comparative figures for the financial year ended 31 October 2006 are not the Company's statutory accounts for that financial year. Those accounts have been reported on by the Company's auditors and delivered to the registrar of companies. The report of the auditors was (i) unqualified, (ii) did not include a reference to any matters to which the auditors drew attention by way of emphasis without qualifying their report, and (iii) did not contain a statement under section 237(2) or (3) of the Companies Act 1985.

2. Segmental information

The Sector analysis is based on the Group's management and reporting structure.

	Period ended 30 April 2007						
	Mainstream Holidays	Specialist Holidays	Activity Holidays	Online Destination Services	Eliminations/ Corporate	Joint venture	Total Group
	£m	£m	£m	£m	£m	£m	£m
Revenue							
Total revenue	384.3	432.0	177.3	96.4	(10.9)	—	1,079.1
Less: Inter segment revenue	(4.8)	—	(0.6)	(5.5)	10.9	—	—
External revenue							
—continuing operations	379.5	431.7	174.9	85.7	—	—	1,071.8
—acquisitions	—	0.3	1.8	5.2	—	—	7.3
Total external revenue	379.5	432.0	176.7	90.9	—	—	1,079.1
Operating (loss)/profit	(68.0)	8.5	(11.1)	(4.3)	(7.4)	(2.3)	(84.6)
Add back:							
Amortisation of business combination intangibles	—	1.0	2.2	4.7	—	—	7.9
Separately disclosed items	8.8	1.4	2.1	0.6	—	—	12.9
Taxation on joint venture and associate	—	—	—	—	—	(1.0)	(1.0)
Underlying operating (loss)/profit	(59.2)	10.9	(6.8)	1.0	(7.4)	(3.3)	(64.8)
Analysed as:							
—continuing operations	(59.2)	10.9	(7.0)	(1.2)	(7.4)	(3.3)	(67.2)
—acquisitions	—	—	0.2	2.2	—	—	2.4
	(59.2)	10.9	(6.8)	1.0	(7.4)	(3.3)	(64.8)
Net financing expenses							(17.7)
Underlying loss before tax							(82.5)

Period ended 30 April 2006

	Mainstream Holidays	Specialist Holidays	Activity Holidays	Online Destination Services	Eliminations/ Corporate	Joint venture and associate	Total Group
	£m	£m	£m	£m	£m	£m	£m
Revenue							
Total revenue	374.3	467.2	146.9	59.3	(14.3)	—	1,033.4
Less: Inter segment revenue	(9.4)	—	—	(4.9)	14.3	—	—
Total external revenue	**364.9**	**467.2**	**146.9**	**54.4**	—	—	**1,033.4**
Operating (loss)/profit	(53.0)	9.0	(9.4)	(1.9)	(9.5)	(2.1)	(66.9)
Add back:							
Amortisation of business combination intangibles	—	0.4	1.9	0.2	—	—	2.5
Taxation on joint venture and associate	—	—	—	—	—	(0.8)	(0.8)
Underlying operating (loss)/profit	(53.0)	9.4	(7.5)	(1.7)	(9.5)	(2.9)	(65.2)
Net financing expenses							(11.3)
Underlying loss before tax							(76.5)

Period ended 31 October 2006

	Mainstream Holidays	Specialist Holidays	Activity Holidays	Online Destination Services	Eliminations/ Corporate	Joint venture and associate	Total Group
	£m	£m	£m	£m	£m	£m	£m
Revenue							
Total revenue	1,338.9	1,002.0	394.8	202.7	(39.4)	—	2,899.0
Less: Inter segment revenue	(18.7)	(0.1)	(0.8)	(19.8)	39.4	—	—
Total external revenue	**1,320.2**	**1,001.9**	**394.0**	**182.9**	—	—	**2,899.0**
Operating profit/(loss)	71.6	30.1	17.7	13.9	(16.8)	2.8	119.3
Add back:							
Amortisation of business combination intangibles	—	5.2	5.6	0.5	—	—	11.3
Separately disclosed items	2.5	3.3	—	—	—	—	5.8
Impairment of goodwill	—	1.4	—	—	—	—	1.4
Taxation on joint venture and associate	—	—	—	—	—	1.2	1.2
Underlying operating profit/(loss)	74.1	40.0	23.3	14.4	(16.8)	4.0	139.0
Net financing expenses							(21.8)
Underlying profit before tax							117.2

Comparative segmental information has been restated to reflect the transfer of management of Trips Worldwide, Magic of the Orient, Aventuria and Your Man Tours business from the Activity Holidays Sector to the Specialist Holidays Sector. Comparative information has also been restated to reflect corporate costs separately.

Online Destination Services revenue and cost of sales for the six month period to 30 April 2006 have both been reduced by £56.1m in order to be presented on a consistent basis with the other periods reported.

3. Separately disclosed items

As previously announced, due to the UK government raising Air Passenger Duty (APD) in December 2006, we have been unable to recover the one-off cost of the retrospective tax for bookings made pre 6 December 2006. In addition, we have incurred some further costs in closing under performing business units in the first half in Germany and Belgium and downsizing and restructuring particularly through outsourcing back office operations in the Mainstream Holidays Sector. We also incurred advisor fees and other related costs in connection with the potential sale of the Mainstream Sector which was terminated on 12 February 2007. Accordingly, the Group has incurred separately disclosed items of £12.9m (2006: £nil).

4. Net financing expenses

	6 months 30 April 2007	6 months 30 April 2006	Year 31 October 2006
	£m	£m	£m
Interest income	4.0	2.0	5.0
Interest on pension scheme assets	2.3	1.8	3.9
Financial income	6.3	3.8	8.9
Bank interest payable on loans and overdrafts	(19.2)	(10.5)	(21.5)
Interest on pension scheme liabilities	(2.4)	(2.2)	(4.5)
Finance lease charges	(0.7)	(0.6)	(1.1)
Interest on discounted liabilities	(1.7)	(1.8)	(3.6)
Financial expenses	(24.0)	(15.1)	(30.7)
Net financing expenses	(17.7)	(11.3)	(21.8)

5. Taxation

Income tax for the six month period to 30 April 2007 is calculated using the estimated annual effective tax rate for the full year ending 31 October 2007.

The estimated annual effective tax rate for the year ended 31 October 2007, calculated on profit/loss before tax separately disclosed items and amortisation of business combination intangibles, is 27.5 per cent. (2006: full year actual underlying tax rate 27.6 per cent.).

6. Dividends

Dividends have been recognised within equity as follows:

	6 months 30 April 2007	6 months 30 April 2006	Year 31 October 2006
	£m	£m	£m
Interim ordinary dividend paid for 2006 2.25p (2005: 1.95p)	11.8	10.1	10.1
Final ordinary dividend paid for 2006 of 5.40p (2005: 4.65p)	28.6	24.4	24.4
	40.4	34.5	34.5

Subsequent to the balance sheet date, the Directors have approved an interim dividend of 2.50p per share (2006: 2.25p) payable on 26 September 2007 to the holders of relevant shares on the register at 24 August 2007. The interim dividend amounts to £13.2m (2006: £11.8m) and will be recognised as a deduction from equity when paid.

A dividend reinvestment plan is available for shareholders. Those shareholders who have not elected to participate in this plan, and who would like to participate with respect to the 2007 interim dividend, may do so by contacting Lloyds TSB Registrars direct on 0870 2413018. The last day for election for the interim dividend is 5 September 2007 and any requests should be made in good time ahead of that date.

7. Loss per ordinary share

The basic loss per ordinary share for the six month period to 30 April 2007 is calculated by dividing the loss attributable to ordinary shareholders by the applicable weighted average number of ordinary shares in issue during the period, excluding those held in the employee share ownership trusts.

	Loss 2007	Weighted average no. of shares 6 months 30 April 2007	Loss per share 2007	Loss 2006	Weighted average no. of shares 6 months 30 April 2006	Loss per share 2006
	£m	millions	pence	£m	millions	pence
Basic and diluted loss per ordinary share	(74.9)	527.0	(14.2)	(57.8)	524.2	(11.0)
Amortisation of business combination intangibles (net of tax)	5.5	—	1.0	2.5	—	0.5
Basic and diluted loss per share before amortisation of business combination intangibles	(69.4)	527.0	(13.2)	(55.3)	524.2	(10.5)
Separately disclosed items (net of tax)	8.9	—	1.7	—	—	—
Disposal of investment in associate	0.5	—	0.1	—	—	—
Basic and diluted underlying loss per ordinary share	(60.0)	527.0	(11.4)	(55.3)	524.2	(10.5)

In accordance with IAS 33: Earnings Per Share, the calculation of diluted basic loss per ordinary share and diluted underlying loss per ordinary share has not included anti-dilutive potential ordinary shares. Therefore there is no difference between the calculation of basic and diluted measures in the six month period.

8. Acquisitions

During the six months ended 30 April 2007, the Group has made the following acquisitions:

Sector and entity	Country of operation	Date of acquisition	Consideration recognised
			£m
Specialist			
Young Explorers	Canada	January 2007	0.8
KSA Events	USA	April 2007	*2.1
Activity			
WesternXposure	Australia	February 2007	*2.4
i-to-i	UK	February 2007	*20.6
iExplore	USA	February 2007	*4.6
Quark Expeditions	USA	April 2007	9.8
ODS			
Laterooms.com	UK	December 2006	*97.2
			137.5

* Provisional, as consideration is dependent on future earnings

Cash paid for the acquisitions in the period, net of cash acquired, was £101.8m; deferred consideration and acquisition costs of £4.6m was paid relating to acquisitions in prior years, giving a total cash payment for acquisitions in the period of £106.4m.

Details in respect of these acquisitions are set out below. Fair value adjustments are provisional.

Total acquisitions	Book value prior to acquisition	Fair value adjustments (provisional)	Fair value to Group (provisional)
	£m	£m	£m
Property, plant and equipment	1.0	—	1.0
Other intangible assets	0.8	56.6	57.4
Trade and other receivables	6.7	—	6.7
Trade and other payables	(11.2)	—	(11.2)
Interest-bearing loans and borrowings	(17.5)	—	(17.5)
Income tax payable	(0.1)	—	(0.1)
Deferred tax liabilities	—	(17.6)	(17.6)
Cash and cash equivalents	6.2	—	6.2
Net identifiable assets and liabilities	(14.1)	39.0	24.9
Goodwill on acquisition			113.8
Fair value of consideration		137.5	
Acquisition costs		1.2	
Total cost of investment			138.7
Cash and cash equivalents acquired			(6.2)
Loan notes payable			(21.6)
Deferred and contingent consideration and accrued costs			(9.1)
Net cash outflow			101.8

9. Reconciliation of movements in equity

	Share capital	Share premium	Other reserves	Retained earnings	Equity holders of parent	Minority interests	Total
	£m	£m	£m	£m	£m	£m	£m
At 31 October 2006	15.9	242.0	296.4	(273.2)	281.1	0.9	282.0
Total recognised (expense)/ income for the period	—	—	(0.1)	(74.9)	(75.0)	0.3	(74.7)
Shares issued	—	0.2	—	(0.2)	—	—	—
Share based payment	—	—	—	3.3	3.3	—	3.3
Acquisition of shares for share-based payment	—	—	—	(3.9)	(3.9)	—	(3.9)
Ordinary dividends (note 6)	—	—	—	(40.4)	(40.4)	—	(40.4)
Minority interest dividend	—	—	—	—	—	(0.3)	(0.3)
At 30 April 2007	15.9	242.2	296.3	(389.3)	165.1	0.9	166.0

Other reserves are analysed as follows:

	Capital reserve	Merger reserve	Foreign exchange reserve	Hedging reserves	Total
	£m	£m	£m	£m	£m
At 31 October 2006	201.4	138.5	(5.8)	(37.7)	296.4
Total recognised (expense)/ income for the period	—	—	(2.2)	2.1	(0.1)
At 30 April 2007	201.4	138.5	(8.0)	(35.6)	296.3

10. Movements in cash and net debt

	30 April 2007	Cash movement	Foreign exchange movements	Arising on acquisition	31 October 2006	30 April 2006
	£m	£m	£m	£m	£m	£m
Cash and cash equivalents	196.1	19.0	(0.4)	—	177.5	156.1
Bank loans and loan notes	(561.6)	(250.0)	1.1	(39.1)	(273.6)	(336.0)
Finance leases	(7.4)	0.5	(0.7)	—	(7.2)	(7.5)
Net debt	(372.9)	(230.5)	—	(39.1)	(103.3)	(187.4)

Cash movements in bank loans include £0.1m of repayment of acquisition-related loan notes. For clarity, the cash flow statement includes this movement in payments for the acquisition of subsidiaries.

11. Approval

The interim financial statements were approved by the Board on 13 June 2007.

Part VIII

Operating and financial review relating to First Choice

1 Introduction

The operating and financial review contained in this Part VIII should be read in conjunction with (i) First Choice's historical financial information for the two years ended 31 October 2006 contained in Section B of Part VII of this document (the "Restated Information"); (ii) First Choice's audited consolidated financial statements for the two years ended 31 October 2005 contained in Section C of Part VII of this document (the "Original Financial Statements"); and (iii) the unaudited interim results relating to First Choice for the six months ended 30 April 2007.

Unless otherwise indicated, the selected financial information included in this Part VIII has been extracted without material adjustment from the Restated Information and the Original Financial Statements.

The Restated Information has been prepared having regard to the accounting standards and policies and presentation expected to be adopted by, and legislation expected to apply to, TUI Travel in its next published financial statements.

The analysis presented below for the financial year ended 31 October 2006 is based upon 2006 IFRS information and 2005 comparative IFRS information as presented in the Restated Information.

The analysis presented below for the financial years ended 31 October 2005 and 2004 is based upon information as presented in the Original Financial Statements.

Investors should read the whole of this document and should not rely solely on the summary operating and financial information set out in this Part VIII.

Certain information on governmental, economic, fiscal and political factors which could affect First Choice's operations is set out elsewhere in this document. In particular, information on regulatory, economic and fiscal risks and issues is given in Part I ("Risk Factors") of this document.

2 Operating and financial review

2.1 Overview

First Choice is a leading international leisure travel company. It operates from 17 major source markets offering differentiated leisure travel experiences to more than eight million customers annually. Over the past five years, First Choice has invested in increasing its international presence and has moved into niche segments which offer good long-term growth prospects, create additional shareholder value and allow it to build leadership positions. The First Choice Group operates with a flexible and efficient business model which allows it to increase or decrease capacity more easily than a number of its competitors.

2.2 Capital Resources

2.2.1 Cash flow analysis

An explanation of First Choice's cash flows for the three financial periods ended 31 October 2006 is set out in paragraphs 2.5.2, 2.6.2 and 2.7.2 of this Part VIII. Tables showing the amounts of cash flows for such financial periods are set out on pages 129 and 198 of this document.

2.2.2 *Capitalisation and Indebtedness*

The following tables show the capitalisation of First Choice as at 30 April 2007 and the indebtedness of First Choice as at 30 April 2007:

Capitalisation and indebtedness(1)(2)(3)	£m
Guaranteed	10.6
Secured	5.2
Unguaranteed/unsecured	118.7
Total current debt	**134.5**
Secured	45.5
Unguaranteed/unsecured	389.0
Total non-current debt (excluding current portion of the long term debt)	**434.5**
Share capital	15.9
Share premium	242.2
Capital and merger reserve	339.9
Shareholders' equity	**598.0**

The following table sets out the net consolidated financial indebtedness of the First Choice Group as at 30 April 2007(4)(5)(6):

Net indebtedness	£m
Cash	137.2
Cash equivalents	58.9
Total liquidity	**196.1**
Current bank debt	(110.6)
Current portion of non-current debt	(23.9)
Current financial debt	**(134.5)**
Net current financial indebtedness	**61.6**
Non-current bank loans	(375.0)
Bonds issued	(50.0)
Other non-current financial debt	(9.5)
Non-current financial indebtedness	**(434.5)**
Net financial indebtedness	**(372.9)**

(1) Shareholders' equity does not include the profit and loss account reserve.

(2) This statement of indebtedness has been prepared under Adopted IFRS using policies which are consistent with those used in the preparing First Choice's financial statements for the year ended 31 October 2006.

(3) The information is unaudited.

(4) First Choice has no indirect or contingent indebtedness as at 30 April 2007.

(5) First Choice has an obligation to issue further loan notes relating to acquisitions of up to a maximum of £13.0m, of which £7.0m will be guaranteed if issued. The amount of loan notes that will be issued is however contingent on the post-acquisition performance of the acquired businesses. It is currently estimated that £13.0m of additional loan notes will be issued and this liability has been recorded within trade and other payables at 30 April 2007. There is no other contingent indebtedness.

(6) First Choice also has £0.6m liability of derivative financial instruments that are hedging the fair value of certain borrowings and which are not reflected in the indebtedness analysis.

2.2.3 *Capital commitments*

Details of First Choice's capital commitments in the financial period ended 31 October 2006 are set out on page 179 of this document.

2.2.4 *Funding arrangements*

First Choice finances itself through a number of sources, namely, leasing, unsecured debt, regulatory bonding and letters of credit facilities, and secured debt facilities. Details of First Choice's financing facilities are set out in paragraph 12 of Part XI of this document.

First Choice seeks to ensure that sufficient liquidity is available at all times to fund its operations. Typically, First Choice's liquidity peaks in July and August, the summer peak holiday season, with the liquidity low point being in December and January. To manage the liquidity position First Choice is able to draw cash advances under its existing bank facilities. First Choice has had sufficient funding to cover its liquidity requirements for the three financial periods ended 31 October 2006.

Further information on First Choice's liquidity over the three financial periods ended 31 October 2006 is set out in paragraphs 2.5.2, 2.6.2 and 2.7.2 of this Part VIII.

2.2.5 *Treasury policies*

The directors of First Choice have established a framework to ensure that First Choice has adequate policies, procedures and controls to successfully manage the financial risks that it faces.

The main financial risks faced by First Choice are in relation to foreign currency, interest rate, fuel price and liquidity. The First Choice Group treasury department is responsible for the execution of the agreed strategies and policies. Individual treasury policies are developed and agreed between the business units and group treasury to cover specific risks faced by each business. Group treasury undertakes and executes all significant external treasury transactions on behalf of the UK and overseas operations.

2.3 Strategy

First Choice's strategy has been to build on its position as a leading international leisure travel company, comprising a differentiated UK mainstream tour operating business and a portfolio of niche specialist businesses across the world, creating added value experiences for its customers.

2.4 Factors affecting trends in results

Acquisitions

First Choice has made several significant acquisitions during the last three financial years. In the financial year ended 31 October 2004, acquisitions included StudentCity.com, the leading online provider of travel packages for students in the United States.

In the financial year ended 31 October 2005, twelve acquisitions were made with a maximum aggregate consideration of £65 million. The acquisitions included Peregrine Adventures, an Australian-based activity adventure company, and Europe Express, one of the most respected wholesale tour operators in the United States providing top class service to travel agents and consumers with individual and group travel vacation packages.

In the financial year ended 31 October 2006, acquisitions included: Grand Expeditions, which operates in the North American specialist escorted tours market and focuses on the growing and affluent "boomer" demographic; Intrav and Your Man Tours, which also specialise in the escorted tours market; and Pacific World, which is a network of specialist companies providing meetings, incentives, conference and events services and is included within the Online Destination Services sector.

Geo-political events and natural disasters

The nature of the travel business means that First Choice is at risk of geo-political events or natural disasters affecting its business. It is for this reason that it ensures all its businesses operate with a flexible and efficient business model and minimise the reliance on any one destination. The flexibility of the business models in the Continental Europe Specialist businesses resulted in impressive performances in the financial year ended 31 October 2005, despite the terrorist bombings in Turkey and Egypt in 2005 and the additional costs incurred as a result. In addition, the tsunami in Asia in December 2004 adversely affected the revenues of the UK Specialist business.

In the financial year ended 31 October 2006, the Mainstream Holidays sector was adversely affected by bird flu scares, and the Continental Europe Specialist businesses were adversely affected by a number of external events, including the bird flu scares in Turkey and terrorist incidents in North African and Eastern Mediterranean key destinations.

First Choice's results are, however, particularly impacted by economic and market conditions in the United Kingdom, as approximately 55 per cent. of its turnover is derived from its UK operations.

Exchange rates

First Choice faces significant financial risks mainly due to the substantial cross-border element of its trading. Currency exchange risk, which arises principally from the mismatch between First Choice's UK businesses sterling revenue streams and foreign currency operating costs, is managed by the use of foreign exchange forward, swap and option contracts. Interest rate risk is split into two separate exposures, namely US dollar interest rates on variable rate aircraft leases and loans, and sterling rates on the First Choice Group cash balances. Both exposures are managed using interest rate derivatives. In addition, the First Choice Group's exposure to jet fuel prices is managed using energy swaps and options.

2.5 Period ended 30 April 2007

2.5.1 Operating review

The Group achieved underlying loss before tax of £82.5 million (2006: £76.5 million), with underlying operating loss reduced by one per cent. to £64.8 million (2006: £65.2 million), on revenue growth of four per cent. to £1,079 million (2006: £1,033 million). The 8 per cent. increase in underlying loss before tax to £82.5 million was primarily as a result of higher net financing expenses (up £6.4 million to £17.7 million) due to interest on acquisitions in the first half (£2.9 million of the increase), the full period impact on interest expense of FY06 acquisitions (£2.5 million of the increase) and higher borrowing costs as a result of the recent rises in UK interest rates (£1.0 million of the increase).

The Mainstream Holidays sector underlying operating loss was £59.2 million (2006: £53.0 million). The increase in the underlying loss is attributable to a number of factors, including the impact of the increase in APD resulting in a £2.5 million impact to margin. First Choice has not been able to fully recover the rise in fuel prices from its customers, resulting in a £2.0 million impact to profitability, while the continuing investment in the long-haul programme has cost £3.0 million in the first half. There is now a full complement of six long-haul B767s, with five operating and one providing dedicated standby cover, all of which will be in operation until delivery is taken of the first B787s in 2009.

The Specialist Holidays sector underlying operating profit was £10.9m (2006: £9.4m), up 16 per cent. year on year. The performance was driven primarily by a strong UK performance where the restructuring of the Division and the investment in a dynamic new selling system yielded benefits with controlled distribution increasing from 57 per cent. of total bookings to 69 per cent. across the Division. In the Continental European Specialist businesses the rate of sale continued to improve throughout the season with the businesses managing capacity carefully throughout the period. Egypt continued to recover from terrorist incidents which affected trading during the Winter 2006 season, while capacity to Morocco increased by 33 per cent. following the launch of a further Marmara club in the destination.

The Canadian market remains highly competitive and this Winter the weather was also unseasonally warm during December and January. Despite the competitive environment, Signature Vacations performed strongly across all the regions of the country. Capacity was successfully managed despite weakened demand during the early part of the season with minimal impact on profitability.

The Activity Holidays sector delivered an underlying operating loss of £6.8m (2006: loss of £7.5m) on revenue growth of 20 per cent. to £176.7m (2006: £146.9m). The £0.7m improvement in the underlying operating loss was primarily a result of continued growth in the Adventure division and the contribution from in-year and prior year acquisitions.

The Online Destination Services sector achieved underlying operating profit of £1.0m (2006: £1.7m loss) as a result of the continued growth in the Hotelbeds and Bedsonline routes to markets, the recovery in Mexico as a destination, which was adversely affected last year by Hurricane Wilma, and the acquisition of Laterooms.com. The integration of last year's acquisitions, Meridian and Pacific

World, remains in line with expectations and has resulted in the Sector bed-bank increasing substantially for all the main destinations in China and South East Asia. Laterooms.com, acquired in December 2006, had an excellent first four months in the Group and has so far delivered a financial performance in excess of expectations.

During the period, First Choice management reviewed their participation in the expedition cruising market and took the strategic decision to focus solely on polar expedition cruising. As a consequence, an acquisition was made of Quark Expeditions, the world's leading operator of expedition cruise voyages to the polar regions. Quark operate six ships in the polar region and has built up market leading expertise in this activity. This acquisition will allow First Choice to combine the Peregrine ships to create the market-leading operator in the polar expedition cruising market. As a result of this decision, after the period end, First Choice sold the two Clipper ships that were acquired with the INTRAV acquisition for net disposal proceeds of £16m, although a medium-term charter on the Clipper Adventurer has been retained. The Clipper ships are therefore disclosed on the balance sheet at 30 April 2007 under "Assets classified as held for sale".

After the period end, First Choice acquired Hannibal Travel Group (trading under the Hannibal and Marco Polo brands), which is a leading premium escorted tours operator, serving the Danish market and primarily the 'baby boomer' and 'young professional' demographic.

2.5.2 Financial Performance

Earnings per share and dividends

Underlying loss per share increased to 11.4 pence (2006: 10.5 pence). The First Choice Board has declared an interim dividend of 2.50p (2006: 2.25p) per ordinary share. This represents an increase of 11 per cent. compared to the same period in the prior year.

Revenue

The First Choice Group's revenue for the six months to 30 April 2007 was £1.079 billion (2006: £1.033 billion), an increase of 4.4 per cent.

In the Mainstream Holidays sector, revenue rose by four per cent. to £379.5 million (2006: £364.9 million). Despite an overall three per cent. reduction in passenger numbers, there was an increase in revenue per passenger of 12 per cent. Long-haul continues to be an area of increasing importance for the business, with revenue per passenger on long-haul destinations increasing ten per cent. and passenger numbers in this segment increasing by 25 per cent. compared to the same period in the previous financial year.

Revenue fell by 7.5 per cent. in the Specialist Holidays sector to £432.0 million (2006: £467.2 million). This was primarily the result of the closure of certain smaller businesses in Continental Europe during the period. Excluding discontinued operations, passenger numbers were up seven per cent. year-on-year, with an eight per cent. increase in Europe and a six per cent. increase in North America.

The Activity Holidays sector achieved revenue growth of 20.3 per cent. to £176.7 million (2006: £146.9 million). This was primarily driven by the Adventure division which saw revenue growth of 28 per cent. to £107 million (2006: £84m) and like-for-like revenues up 17 per cent. as consumer demand for adventure-style holidays remains strong.

The Online Destination Services sector experienced overall revenue growth of 67 per cent. to £90.9 million (2006: £54.4 million). This was primarily driven by the online routes to market increasing bednights by 37 per cent. to 6.1 million, coupled with an increase in total online transaction value per bednight of two per cent.

Underlying operating loss

Underlying operating loss for the First Choice Group for the six months ended 30 April 2007 reduced by one per cent. to £64.8 million (2006: £65.2 million).

The Mainstream Holidays sector underlying operating loss was £59.2 million (2006: £53.0 million). The increase in the underlying loss is attributable to a number of factors, as discussed in the earlier operating review section.

The Specialist Holidays sector underlying operating profit was £10.9 million (2006: £9.4 million), up 16 per cent. year on year. The performance was driven primarily by a strong UK performance, combined with managing capacity in a challenging Canadian market and in the key European source markets.

The Activity Holidays Sector delivered an underlying operating loss of £6.8 million (2006: loss of £7.5 million). The £0.7 million improvement in the underlying operating loss was primarily a result of continued growth in the Adventure division and the contribution from in-year and prior year acquisitions.

The Online Destination Services sector achieved underlying operating profit of £1.0 million (2006: £1.7 million loss). £2.2 million of this improvement was due to acquisitions, of which Laterooms.com is the most significant.

Separately disclosed items

The separately disclosed items included in the First Choice Group operating profit were a net cost of £12.9 million (2006: £NIL).

Due to the UK Government raising Air Passenger Duty (APD) in December 2006, First Choice have been unable to recover the one-off cost of the retrospective tax for bookings made pre 6 December 2006. In addition, further costs have been incurred in closing underperforming business units in the first half in Germany and Belgium, and downsizing and restructuring particularly through outsourcing back office operations in the Mainstream Holidays Sector. First Choice also incurred advisor fees and other related costs in connection with the potential sale of the Mainstream Sector which was terminated on 12 February 2007.

Liquidity and net indebtedness

The net cash outflow from operating activities in the six months to 30 April 2007 was £65.9 million (2006: £71.8 million). Cash flows from operations were £16.8 million better than for the same period last year, primarily due to a cash inflow from working capital management of £12.7 million, compared to an outflow of £15.9 million for the same period last year. This was then partially offset by higher net interest payments of £15.9 million (2006: £9.0 million) and by £4.0 million extra being paid in income taxes compared to last year.

The net cash outflow from investing activities was £124.0 million (2006: £84.1 million). Net expenditure on fixed assets amounted to £23.1 million whilst net expenditure on acquisitions was £106.4 million, with the acquisition of Laterooms.com in December 2006 being the most significant.

There was a net cash inflow from financing activities of £208.9 million (2006: £206.5 million), with an inflow from new loans of £271.2 million.

The net debt position (cash and cash equivalents less loans, overdrafts and finance leases) at 30 April 2007 was £372.9 million (2006: £187.4 million). This consisted of £196.1 million of cash and £569.0 million of debt. The acquisition strategy accounts for the majority of the increase in net debt.

2.6 Financial year ended 31 October 2006

In this section the Group refers to underlying operating profit, underlying profit before tax and underlying earnings per share. The Group believes that these measures provide additional guidance to statutory measures on the underlying performance of the business during the financial year.

The term underlying is not defined under Adopted International Financial Reporting Standards. It is a measure that is used by management to assess the underlying performance of the business internally and is not intended to be a substitute measure for Adopted IFRSs GAAP measures.

The Group defines these underlying measures as follows:

- Underlying operating profit is profit before financial income and expense, taxation (Group and share of joint venture and associate), separately disclosed items, amortisation of intangible assets acquired in business combinations and impairment of goodwill.
- Underlying profit before tax is profit before taxation (Group and share of joint venture and associate), separately disclosed items, amortisation of intangible assets acquired in business combinations and impairment of goodwill.
- Underlying earnings are underlying profit after tax less minority interests and preference dividends.
- Underlying earnings per share is underlying earnings divided by the weighted average number of ordinary shares in issue during the financial period, excluding those held by employee share ownership trusts.

It should be noted that the definitions of underlying items being used in these financial statements are those used by the Group and may not be comparable with the term "underlying" as defined by other companies within both the same sector or elsewhere.

2.6.1 Operating review

The First Choice Group achieved underlying profit before tax of £117.2 million (2005: £115 million), with underlying operating profit up 13 per cent. to £139.0 million (2005: £123.3 million). The underlying profit before tax includes net financing expense of £21.8 million which is £13.5 million higher than in 2005, primarily as a result of refinancing the convertible preference shares in July 2005 (£9 million) and a higher level of acquisitions (£4 million). First Choice Group revenue for the year increased by 9.5 per cent. to £2.899 billion (2005: £2.647 billion). The resulting underlying operating profit margin improved by ten basis points to 4.8 per cent. this year.

The Mainstream Holidays sector underlying operating profit was £53.7 million (2005: £60.6 million), down 11 per cent. year-on-year. Despite satisfactory revenue performance and a significant reduction in capacity across the Summer season there was a delay in high season bookings due to bird flu scares in the early booking period, the football World Cup in June and unusually warm weather in July. This led to weaker selling prices in the market-place from August, the result of which was that incremental year-on-year fuel costs for the Summer season of £50 million were not fully recovered from the customer in the lates market. This, combined with additional costs incurred in managing an unprecedented level of external events resulted in the 5 per cent. reduction in full year underlying operating profit and a 0.2 per cent. reduction in underlying margin to 4.3 per cent.

The Specialist Holidays sector underlying operating profit was £36.6 million (2005: £31.5 million), up 16 per cent. year-on-year. This was on revenue of £1,002 million (2005: £976 million), up 2.7 per cent. The increase in profit was driven by continued growth in Canada and strong performance in the UK Specialist division and North American student businesses.

The restructuring and streamlining of the UK Specialist business model, combined with the growth in direct distribution, resulted in a very successful year for this division. The product offering for Sovereign, Hayes & Jarvis, Citalia and Meon Villas, was more clearly defined and this, together with careful capacity management, the introduction of a more flexible selling system and a focus on growing direct distribution channels, improved profitability substantially. Controlled distribution improved to 59 per cent. (2005: 49 per cent.) in UK Specialist business with the business achieving underlying margins of around five per cent. (2005: four per cent.).

The North American Specialist businesses improved profitability by £8.4 million to £13.8 million (2005: £5.4 million). This was driven by the Canadian operation which improved its profit margin in a year that, for this market, was badly affected by the 2005 hurricane season and the North American student travel businesses. These student travel businesses performed equally strongly, despite also being affected by the 2005 hurricane season. The flexibility in the business meant that the business was able to move and significantly increase bookings to the West Coast of Mexico away from Cancun which was badly affected by Hurricane Wilma. Furthermore, a significant step was made into the highly-fragmented educational student travel market through the acquisitions of Jumpstreet, School Voyageurs and Educatours in Canada and Educational Tours in the US.

The Specialist businesses in Continental Europe experienced a number of external events, from bird flu scares in Turkey to terrorist incidents in North African and Eastern Mediterranean key destinations that adversely impacted underlying performance. Consequently, profitability in a number of Continental European businesses was reduced. Several of the smaller Continental European businesses were loss-making in the year with total losses amounting to £4.2 million. Consequently it was decided to scale back the loss making businesses in Continental Europe, and the one-off costs of these actions were reported within the net separately disclosed items of £5.8 million.

The Activity Holidays sector underlying operating profit was £26.7 million (2005: £17 million), up 57 per cent. year-on-year. This was achieved on revenue of £394 million (2005: £204 million), up 93 per cent. The result was driven by good performances by the Adventure businesses and by a contribution of £5.5 million from acquisitions made in the year. Revenue increased 13 per cent. on a like-for-like basis with profitability flat, primarily as a result of a disappointing performance in Sunsail Clubs where bookings were affected adversely by the bird flu scare in Turkey. Despite this difficult trading environment, the new club, Club Phokaia, had a very successful season.

The portfolio of Adventure businesses within the Activity Holidays sector grew both organically and by acquisition, with the division growing revenue by 76 per cent. to £192 million (2005: £109 million) and underlying operating profit to £13.3 million (2005: £7.3 million). Profitability grew by five per cent. on a like-for-like basis to £6.6 million as the organic businesses continued to perform strongly and there were several acquisitions made in this sector. Acquisitions made included Trek Holidays in Canada and Trip-n-Tours, a US West Coast dive business that complements the Caribbean dive expertise at Caradonna. In the Netherlands Sawadee (an adventure travel tour operator) was acquired and in the UK acquisitions included TravelClass which operates two school brands; SkiClass and JCA. SkiClass complements the existing Skibound business while JCA is a summer-based schools activities business which has grown strongly and offers good growth potential as it expands the number of sites available to schools across the UK.

The Online Destination Services sector underlying operating profit was £14.4 million (2005: £11.4 million), up 26 per cent. year-on-year, with continued strong growth in revenue up 36 per cent. to £183 million (2005: £134 million). The sector continued to experience significant growth in all online routes to market with total online transaction value growing to £306 million, representing growth of 49 per cent. Hotelbeds, the brand which services tour operators, experienced a 32 per cent. growth in transaction value. Bedsonline, the business-to-business operator servicing travel agents who are sourcing accommodation for the independent traveller, significantly increased its customer base and now supplies more than 8,000 travel agents (2005: >5,000) and grew transaction value by 79 per cent. Hotelopia, the business-to-customer accommodation business brand, achieved an increase in transaction value of 48 per cent. Hotelopia's growth has been achieved both through its own brand and through the strategic alliances it has formed with a number of substantial companies including BBVA, easyJet, Spanair, Martinair, bmi and bmibaby.

The First Choice Group's joint venture with Royal Caribbean Cruises Ltd. increased underlying profit before tax by £1.5 million to £5 million (2005: £3.5 million). The First Choice Group's share of the pre-tax profit amounted to £2.5 million, compared to £1.8 million in 2005.

2.6.2 *Financial performance*

Earnings per share and dividends

Underlying basic earnings per ordinary share was 16.1p (2005: 13.9p), an increase of 16 per cent. This performance represents the fourth year of double-digit growth. The basic earnings per ordinary share was 13.7p (2005: 13.5p).

The First Choice board recommended a final dividend per ordinary share of 5.40p (2005: 4.65p), an increase of 16 per cent., making a total dividend relating to the year of 7.65p (2005: 6.60p), an increase of 16 per cent.

Revenue

The First Choice Group's revenue for the year to 31 October 2006 was £2.899 billion (2005: £2.647 billion), an increase of 9.5 per cent.

In the Mainstream Holidays sector, revenue fell by one per cent. to £1.320 billion (2005: £1.333 billion). Weaker selling prices in the market-place from August, due to a combination of bird flu scares in the early booking period, the World Cup in June and unusually warm weather in July, adversely affected this result.

Revenue grew by 2.7 per cent. in the Specialist Holidays sector to £1,002 million (2005: £976 million). Revenue grew by 28 per cent. in the North American businesses due to continued growth in Canada coupled with organic growth and acquisitions in the educational student travel market. This was offset by a eight per cent. decline in revenues in Europe, where the Continental European businesses were adversely affected by a number of external events as set out above.

In the Activity Holidays sector, revenue grew by 93 per cent. to £394 million (2005: £204 million). The Adventure businesses grew revenue by 76 per cent. to £192 million (2005: £109 million), with acquisitions playing a prominent role in this growth. The like-for-like revenue increase was 13 per cent.

Revenue grew by 36 per cent. in the Online Destination Services sector to £183 million (2005: £134 million). This was primarily driven by the online routes to market increasing bednights by 44 per cent. to 13.7 million, coupled with an increase in total online transaction value per bednight of four per cent.

Underlying operating profit

Underlying operating profit for the First Choice Group rose from a profit of £123.3 million for the year ended 31 October 2005 to a profit of £139.0 million for the year ended 31 October 2006.

The Mainstream Holidays sector underlying operating profit was £57.3 million (2005: £60.6 million), down 5 per cent. year-on-year. Weaker selling prices in the market-place from August, for the reasons discussed above, meant that the incremental year-on-year fuel costs for the season of £50 million were not fully recovered from the customer in the lates market. This, combined with additional costs incurred in managing an unprecedented level of events outside the control of the First Choice Group, resulted in the decline in underlying operating profit.

The Specialist Holidays sector increased underlying operating profit by 16 per cent. year-on-year to £36.6 million (2005: £31.5 million). The increase in profit was driven by continued growth in Canada and the North American student businesses, where the underlying operating profit grew by 156 per cent. to £13.8 million. This growth offset the decline of 13 per cent. in underlying operating profit to £22.8 million experienced by the European Specialist businesses, primarily due to the external events this sector experienced as set out above.

The Activity Holidays sector underlying operating profit was £26.7 million (2005: £17 million), up 57 per cent. year-on-year. Acquisitions made in the year contributed £5.5 million. The Adventure businesses were another key growth driver, with this division growing underlying operating profit to £13.3 million (2005: £7.3 million), with profitability growing by 5 per cent. on a like-for-like basis to £6.6 million as the organic businesses continued to perform strongly. The Escorted Tours division, formed out of certain businesses acquired in the Grand Expeditions transaction, Intrav and Your Man Tours, achieved underlying operating profit of £2.8 million for the year ended 31 October 2006.

The Online Destination Services sector underlying operating profit was £14.4 million (2005: £11.4 million), up 26 per cent. year-on-year, as volumes (bednights) increased by 44 per cent. year-on-year and combined with an increase in total transaction value per bednight year-on-year of four per cent.

Separately disclosed items

The separately disclosed items included in the First Choice Group operating profit were a net cost of £5.8 million (2005: £NIL).

Following a strategic review of the First Choice Group's UK Mainstream operations, a decision was made to outsource certain back office functions. The separately disclosed items incurred for this in 2006 amounted to £3.2 million and relate to set up costs for the outsourced operations and provision for redundancy costs associated with the relocation. This outsourcing commenced in the first half of financial year 2007.

In line with the First Choice Group's strategy of remaining cost competitive, during the year a comprehensive review of under performing businesses was performed. This review resulted in the closure of the Marmara Portugal operation and restructuring of other business units. Costs of £10.6 million were incurred, principally in relation to redundancy and other closure costs associated with the restructuring activities in the Specialist, Activity and Mainstream sectors.

There were a number of favourable developments and outcomes in respect of certain commercial transactions and legal settlements in the year. In addition, management undertook a review of other accruals. Whilst none of these items were individually significant, it was considered appropriate to separately disclose the aggregate release of £8 million.

Liquidity and net indebtedness

The net cash inflow in the year from operating activities was £87.4 million (2005: £121.8 million) which includes a working capital outflow in the year of £60.2 million (2005: £6.8 million). This was driven by a significant increase in accommodation prepayments to finance a number of new exclusively available and differentiated properties, primarily within the European Specialist businesses, for which the First Choice Group are not currently taking bookings. As a result of acquiring and disposing of businesses part way through the trading cycle, working capital outflows of £18 million have been incurred. In addition, special employer contributions of £6 million were paid to reduce the pension deficit in the airline defined benefit scheme, while the First Choice Group also paid advance deposits on Boeing 787 options amounting to £2.8 million.

The net cash outflow from investing activities was £146.8 million (2005: £87.4 million). Net expenditure on fixed assets amounted to £39.3 million and was primarily related to shop refits, refurbishing two Sunsail Clubs and investment in new boats and yachts. Net expenditure on acquisitions was £108.1 million. Full details of the cash flows arising in respect of acquisitions are set out in note 13b of the historical financial information for the year ended 31 October 2006 set out in Part VII ("Financial Information on First Choice") of this document.

There was a net cash inflow from financing activities of £134.2 million (2005: outflow of £222 million), with an inflow from new loans of £213.2 million.

The net debt position (cash and cash equivalents less loans, overdrafts and finance leases) at the year-end was £103.3 million (2005: net cash £18.1 million). This consisted of £177.5 million of cash and £280.8 million of debt. The £121.4 million movement in net debt primarily arose due to the accelerated acquisition strategy.

Accounts

For the year ended 31 October 2006, First Choice presented, for the first time, the First Choice Group's consolidated statements under IFRS. An explanation of how the transition from UK GAAP to IFRS affected the First Choice Group's financial position, financial performance and cash flows is set out in note 33 to the historical financial information for the two years ended 31 October 2006 contained in section A of Part VII ("Financial Information on First Choice") of this document. In the operating and financial reviews for 2006 above, all comparatives used are restated under IFRS.

2.7 Financial year ended 31 October 2005 (UK GAAP)

2.7.1 Operating review

The First Choice Group achieved profit before tax, goodwill amortisation and exceptional items in the year ended 31 October 2005 of £114.0 million (2004: £98.3 million), up 16 per cent. First Choice Group turnover for the year increased by 11 per cent. (£261 million) to £2.579 billion (2004: £2.318 billion). After excluding the effect of current year acquisitions, turnover increased by nine per cent. to £2.516 billion.

The Mainstream Holidays sector operating profit was £54 million (2004: £48.5 million), up 11 per cent. year-on-year. This was achieved on turnover of £1.232 billion (2004: £1.174 billion), up five per cent. as a result primarily of the shift in mix to long-haul holidays. The move away from commoditised short-haul holidays and particularly the flight-only market progressed well. Volumes to short-haul destinations declined 14 per cent. year-on-year, with short-haul representing 30 per cent. of inclusive tour revenues for the year ended 31 October 2005, down from 32 per cent. in 2004. Volumes to medium-haul and long-haul destinations, in contrast, both increased year-on-year by three per cent. and 11 per cent. respectively.

Product differentiation is a key value driver in this sector and First Choice continued to see increased demand from their customers for exclusive differentiated product across short, medium and long-haul destinations. Properties exclusive to First Choice customers stood at 38 per cent. of revenues (2004: 33 per cent.). The expansion of the range of exclusive products, like Holiday Village, saw the opening of two new properties in Mallorca and Turkey, bringing the total number of First Choice Holiday Villages to five. Furthermore, Summer 2005 saw the introduction to the fleet of the newly configured Boeing 767 long-haul aircraft. These aircraft offered more legroom, wider seats and in-flight entertainment superior to any of the competitors in this marketplace, and the response from customers was extremely positive both in respect of improved comfort and service. As a result of being able to offer customers a superior in-flight experience, First Choice increased their range of destinations and introduced the Bahamas and Brazil as new destinations for the sector.

The Specialist Holidays sector operating profit increased by 35 per cent. to £32.1 million (2004: £23.8 million), in a year where the sector's businesses were affected by the Asian tsunami, hurricanes and terrorist bombings. Turnover increased by 16 per cent. to £891 million (2004: £770 million). In Continental Europe, revenue and profit growth were driven primarily by strong performances in France, Italy, Holland and the Nordic countries. In France, Marmara increased customer revenues by 20 per cent. and is the market-leader in the destinations to which it operates. The geo-political events in Egypt and Turkey resulted in cancellations and reduced bookings to the affected areas for the French, Italian and Spanish businesses, resulting in reduced margins for those destinations. However, improved margins to other destinations offset this, leaving margins flat year-on-year at four per cent.

The UK Specialist division was impacted by the Asian tsunami of 26 December 2004, particularly in Hayes & Jarvis. This resulted in a reduction in turnover of 9 per cent. to £144 million (2004: £159 million). Despite this, strong performances by Sovereign, Meon and Citalia, ensured that margins improved 70 basis points to four per cent. (2004: 3.3 per cent.) in this division.

The North American Specialist businesses improved profitability by £5 million to £5.8 million (2004: £0.8 million). The Canadian Specialist business, Signature, was the biggest component of this division and it improved profitability in the year to £3.9 million (2004: £1.6 million). This was achieved on the back of volume increases of 13 per cent. which resulted in revenues increasing by 16 per cent. to £193 million (2004: £166 million). The operating margin increased by 1 percentage point to two per cent., with over 90 per cent. of customers travelling to Cuba, the Dominican Republic and Mexico.

In 2004 First Choice acquired StudentCity.com, a North American student travel operator. During 2005, further acquisitions were made of Boss Tours, a leading Canadian operator of Spring Breaks and educational tours and Spring Break Travel, a North Carolina based operator.

The Activity Holidays sector operating profit was £18.1 million (2004: £15.1 million), up 20 per cent. year-on-year. This was achieved on turnover of £226 million (2004: £196 million), up 15 per cent. The result was driven by strong performances by the Activity Adventure businesses and by a contribution of £1.3 million from acquisitions made in the year. Activity Holidays sector revenues were up 15 per cent. year-on-year, driven particularly by acquisitions with underlying revenue growing seven per cent. year-on-year.

Further planned reductions in capacity in First Choice Marine, combined with a strong focus on club occupancy and yacht and boat utilisation, resulted in revenue decreasing to £90 million compared to £93 million in 2004. This division is capital intensive and, the focus in 2004 was to drive an improved return on the invested capital in the business. This was successfully achieved with a three percentage point increase in yacht utilisation and a ten percentage point increase in club occupancy. Operating margins moved ahead 40 basis points to 11.7 per cent. (2004: 11.3 per cent.).

The Activity Holidays Ski division pursued a strategy to reduce its exposure to mid-market, generic product in short-haul destinations so as to reduce volatility in the business. As a result, for the second year running, capacity was reduced significantly in the adult ski business. Going forward the focus will be on the Schools business and the higher margin FlexiSki and Luxury Mountain Hotels brands.

The Activity Adventure division reported another strong year of growth. The businesses in this division are low in capital intensity and are characterised by a flexible business model. Operating profit increased by £3.5 million to £6.7 million, with like-for-like profit increasing by 62 per cent. and acquisitions contributing growth of 49 per cent. Like-for-like turnover increased by 21 per cent. and acquisitions contributed a further £39 million of revenue growth (with in-year acquisitions contributing £33 million) to give total revenue growth for the year of 108 per cent. Active focus on optimising the number of customers on any given trip was key to the achievement of this success. The strategy of making acquisitions in this division was accelerated in 2005 and five new businesses were added to the portfolio. Notably, 2004 saw acquisitions being made outside the United Kingdom in France, Denmark and Australia.

The Online Destination Services sector operating profit was £11.4 million (2004: £11.2 million), up two per cent. year-on-year. This result reflects strong underlying growth offset by further investment in Hotelopia. During the year total revenues including prior year acquisitions grew to £230 million, an increase of 29 per cent. Based on a destination based infrastructure, the business had a successful year in all three routes to market. The Hotelbeds business, which services tour operators, increased the bednights sold in the year by 77 per cent. to 5.6 million. Bedsonline, the "business to business" operator servicing the travel agents market, grew by 102 per cent. in terms of bednights sold. Finally Hotelopia, the "business to consumer" accommodation business, established strategic partnerships with easyJet and BBVA which contributed significantly to growing the brand and helped bednights sold in the year increase to 1.3 million. Net operating margin was down by one percentage point as a result of the expansion of the lower margin business to the Hotelopia brand.

The joint venture with Royal Caribbean Cruises Ltd. achieved its second year of profitability in 2004/05. First Choice's share of this profit was £1.8 million compared to £0.4 million in 2003/04.

2.7.2 *Financial performance*

Earnings per share and dividends

Basic earnings per ordinary share before goodwill amortisation and exceptional items was 13.6p (2004: 10.8p), an increase of 26 per cent. Underlying earnings per share increased by 22 per cent., in-year acquisitions contributed one per cent. and the refinancing (redemption of convertible preference shares) completed in July 2005 contributed a further three per cent. increase.

The First Choice board recommended a final dividend per ordinary share of 4.65p (2004: 3.75p), an increase of 24 per cent., making a total dividend for the year of 6.6p (2004: 5.5p), an increase of 20 per cent.

Turnover

The First Choice Group's turnover for the year to 31 October 2005 was £2.579 billion (2004: £2.318 billion), an increase of 11 per cent. After excluding the effect of current year acquisitions, turnover increased by nine per cent. to £2.516 billion.

In the Mainstream Holidays sector, turnover grew by five per cent. to £1.232 billion (2004: £1.174 billion). This was despite a planned capacity reduction of three per cent. (Winter 04/05 down six per cent., Summer 05 down one per cent.). Within the turnover growth, inclusive tour holidays were up eight per cent. whilst flight-only and other revenues were down five per cent. The key driver of revenue growth was a continuing shift towards higher-priced medium and long-haul holidays. Volumes to short-haul destinations declined 14 per cent. year-on-year whilst volumes to medium-haul and long-haul destinations, in contrast, both increased year-on-year by three per cent. and 11 per cent. respectively. The overall revenue growth was also partly due to the collection of fuel supplements as the industry-wide mechanism to recover higher fuel costs; of the ten per cent. increase in revenue per passenger compared to 2004, three percentage points are attributed to the introduction of fuel supplements to the end customer.

Turnover grew by 16 per cent. in the Specialist Holidays sector to £891 million (2004: £770 million) with passenger volumes increasing by 18 per cent. to 2.1 million. The North American Specialist businesses saw volumes increase by 27 per cent., due to organic growth of the Canadian business (volumes up 13 per cent. on 2004) and the effect of acquisitions. As a result total revenue increased by 16 per cent. to £193 million (2004: £166 million). The European Specialist businesses increased total revenue by ten per cent. Strong revenue growth was achieved in the Continental European Specialist businesses, with revenue up 17 per cent. to £521 million (2004: £445 million). Revenues in the UK business were down nine per cent. at £144 million (2004: £159 million), on flat passenger numbers. Primarily this was as a result of discounting product in South East Asia following the tsunami and repositioning the villas business.

In the Activity Holidays sector, turnover increased 15 per cent. year-on-year to £226 million (2004: £196 million), driven particularly by acquisitions with underlying revenue growing seven per cent. year-on-year. The Marine and Ski divisions within this sector both experienced year-on-year declines in revenue of three per cent. and 20 per cent. respectively. In Marine this was due to planned reductions in capacity and a strong focus on club occupancy and yacht and boat utilisation, whilst in Ski it was due to reducing capacity in the adult ski business as part of the strategic move to reduce exposure to mid-market, generic product. The Adventure division saw revenue increase by a total of 108 per cent., with like-for-like turnover increasing by 21 per cent. and acquisitions contributing a further £39 million of revenue growth (with in-year acquisitions contributing £33 million).

In the Online Destination Services sector turnover increased 29 per cent. to £230 million (2004: £178 million), primarily due to an increase in online volumes (bednights) of 107 per cent. to 9.7 million (2004: 4.7 million).

Operating profit before exceptional items and goodwill amortisation

The First Choice Group achieved profit before tax, goodwill amortisation and exceptional items in the year ended 31 October 2005 of £114 million (2004: £98.3 million), up 16 per cent. In total, acquisitions contributed £1.6 million of operating profit before goodwill amortisation during the year representing two per cent. of the First Choice Group's year-on-year profit growth.

In the Mainstream Holidays sector operating profit increased by 11 per cent. year-on-year to £54 million (2004: £48.5 million). Capacity was reduced year-on-year by three per cent., particularly in those areas that did not offer sufficiently profitable returns. As set out in the operating review above, the shift in mix away from commoditised short-haul holidays towards medium and long-haul destinations, and the increased importance of the range of exclusive products were key drivers of the increased profitability.

The Specialist Holidays sector operating profit increased by 35 per cent. to £32.1 million (2004: £23.8 million). Passenger volumes increased by 18 per cent. to 2.1 million, which drove turnover up by 16 per cent. over the comparable period to £891 million in the year. The operating margin of 3.6 per cent. improved by 50 basis points from 3.1 per cent. in the comparable period. The European

Specialist businesses increased operating profit by 14 per cent. to £26.3 million (2004: £23 million). Strong revenue and profit growth in the Continental European Specialist businesses were due to strong performances in France, Italy and Holland and the Nordic business, launched in 2004, doubled the size of its programme and became profitable in its first full year of operation. This performance offset that of the UK where revenues were down nine per cent. at £144 million (2004: £159 million), on flat passenger numbers, primarily as a result of discounting product in South East Asia following the tsunami and repositioning the villas business. Operating margins were up 70 basis points to four per cent. (2004: 3.3 per cent.). The North American Specialist businesses improved profitability by £5 million to £5.8 million (2004: £0.8 million), due to organic growth in the Canadian businesses (operating profit rose £2.3 million to £3.9 million) and the effect of acquisitions.

The Activity Holidays sector operating profit was £18.1 million (2004: £15.1 million), up 20 per cent. year-on-year. This was achieved on turnover of £226 million (2004: £196 million), up 15 per cent. The result was driven by strong performances by the Activity Adventure businesses and by a contribution of £1.3 million from acquisitions made in the year, as set out in the operating review above.

The Online Destination Services sector operating profit was £11.4 million (2004: £11.2 million), up two per cent. year-on-year. This result reflects strong underlying growth offset by further investment in Hotelopia.

Exceptional items

There were £nil exceptional items in the year ended 31 October 2005 (2004: £0.2 million).

Liquidity and net indebtedness

The net cash inflow in the year from operating activities was £157.9 million (2004: £172.4 million). This included a working capital outflow of £1 million (2004: working capital inflow of £34.5 million).

The net cash position (cash and liquid investments less loans, overdrafts and finance leases) at the year-end was £18.1 million (2004: £220.7 million). This consisted of £105.4 million of cash and £87.3 million of debt. During the year the First Choice Group renegotiated the terms of a £310 million revolving credit facility and agreed an additional revolving credit facility of £240 million on the same revised terms as the original facility.

During the year First Choice redeemed the 6.75 per cent. convertible cumulative preference shares held at par for £199.5 million. The redemption was funded by a combination of cash resources and the expansion of its existing bank facilities referred to above. The First Choice Group benefited from an interest rate on its expanded bank facilities that was lower than the fixed 6.75 per cent. dividend on the preference shares and from tax deductibility of the interest charge.

2.8 Financial year ended 31 October 2004 (UK GAAP)

2.8.1 Operating review

The First Choice Group achieved profit before tax, goodwill amortisation and exceptional items in the year ended 31 October 2004 of £98.3 million (2003: £87.1 million), up 13 per cent. Before acquisition profits of £1.9 million, underlying profits increased 10 per cent. First Choice Group turnover for the year increased by £101 million to £2.350 billion (2003: £2.249 billion). After excluding the effect of current year acquisitions, like-for-like turnover increased by 4 per cent. to £2.290 billion.

During the year the First Choice Group was restructured into the following four sectors to give additional clarity in terms of management focus and reporting: (1) Mainstream Holidays: consisting of the UK and Ireland tour operating, retail and airline businesses with a strategy of differentiation to reduce exposure to highly competitive business activities such as flight only and short-haul, whilst developing exclusive content to encourage customers to book early; (2) Specialist Holidays: operating in Continental Europe, the UK and Canada with a highly differentiated product and a

focus on product exclusive to the First Choice Group. It specialises in offering destination and lifestyle holidays to its customers; (3) Activity Holidays: consisting of three divisions—Marine, Ski and Activity Adventure—which provide an active leisure travel experience to meet most people's desires; (4) Online Destination Services: offering hotel accommodation and other services to tour operators, travel agents and personal customers.

The Mainstream Holidays sector produced a good result in a challenging marketplace. Operating profit for the year ended 31 October 2004 was up six per cent. to £48.5 million (2003: £45.6 million), whilst as a result of planned reduction in capacity of four per cent., turnover was down one per cent. to £1.174 billion (2003: £1.187 billion). The re-mix of the product away from the short-haul flight only markets towards the medium and long-haul programmes continued as did the development of differentiated, exclusively available product for First Choice customers. As part of this exclusive programme, the Holiday Village in the Costa del Sol opened in May 2004 and completed a very successful first season with occupancy at 95 per cent.

The Specialist Holidays sector achieved an operating profit of £24.6 million (2003: £20 million) up 23 per cent. year-on-year. This was achieved on turnover of £770 million (2003: £703 million), up ten per cent. Operating margins increased 40 basis points to 4.2 per cent. (2003: 3.8 per cent.). In the Continental European specialist businesses there was strong revenue and profit growth with flat operating margins. There were strong performances in France, Italy and Holland. During the year First Choice launched a new business, Nazar Nordic, servicing the Swedish, Norwegian and Danish markets. The First Choice Group also entered the Portuguese market with the acquisition of Grantur, an operator specialising in holidays to the Eastern Mediterranean. The UK specialist business underwent a period of significant change in the year ended 31 October 2004, with restructuring of the back office in Hayes & Jarvis and Sovereign.

The Canadian Specialist business achieved profitability during the year, with profit of £1.6 million (2003: loss of £0.7 million). This was achieved despite a planned reduction in capacity that reduced revenues to £166 million (2003: £178 million). A significant element of the improved trading of the Canadian business arose from the relationship with Skyservice, their main aviation partner. The relationship gives the business increased flexibility and control over its aviation planning which helps drive cost savings. The focus on key destinations enables the business to compete effectively, with 90 per cent. of all passengers now travelling to Cuba, the Dominican Republic and Mexico.

The Activity Holidays sector delivered operating profit growth of 27 per cent. for the year ended 31 October 2004 to £15.1 million (2003: £11.9 million) on turnover of £196 million, up 6 per cent. year-on-year (2003: £185 million). Operating margins increased significantly during the year to 7.7 per cent. (2003: 6.5 per cent.). Revenues before acquisitions of £185 million were flat year-on-year due to planned withdrawal from certain unprofitable revenue streams in the Ski business and a reduction in capacity in the Marine business, offset by strong volume-driven growth in the Activity Adventure businesses. In the Marine division, Sunsail focused on improvement of asset utilisation which resulted in the yacht fleet being reduced by eight per cent. to under 1,000 yachts through the disposal of older yachts and the number of watersport clubs was reduced from nine to seven.

The Activity Adventure division achieved total revenue growth (including acquisitions) of 61 per cent. to £41.8 million (2003: £26 million), with like-for-like revenues increasing by 21 per cent. to £31 million over the comparable period. During the year five acquisitions were made in this division: The Adventure Center, Caradonna Caribbean Tours, Trips Worldwide, The Adventure company and Let's Trek Australia.

The Online Destination Services Sector improved like-for-like revenues by 28 per cent. to £168 million in the year (2003: £131 million) with total revenues including acquisitions growing to £210 million, an increase of 60 per cent. Profitability for the sector as a whole increased from £10.7 million to £11.2 million. Like-for-like operating profit growth was reduced by £2.8 million due to the start up costs relating to Hotelopia and the opening of new offices in four countries. Net operating margin was down as a consequence by 2.8 percentage points to 5.3 per cent. (2003: 8.1 per cent.). During the year ended 31 October 2004, businesses were either acquired or opened in the USA, the United Kingdom, Japan, the Netherlands, Croatia, Romania, Greece and Germany. 3.7 million passengers used the sector's services and 4.7 million bednights were sold online, an increase of 131 per cent. in bednights over the previous year. In summer 2004, an online accommodation website for consumers, Hotelopia, was launched operating in the UK, the USA, Germany and the Netherlands.

The First Choice Group's joint venture with Royal Caribbean Cruises Ltd. achieved its first operating profit in 2003/4. First Choice's share of this profit was £0.4 million compared to a loss of £2.1 million in 2002/3.

2.8.2 Financial performance

Earnings per share and dividends

Basic earnings per ordinary share before goodwill amortisation and exceptional items was 10.8p (2003: 9.4p), an increase of 15 per cent.

The First Choice board recommended a final dividend per ordinary share of 3.75p (2003: 3.4p) an increase of ten per cent., making a total dividend for the year of 5.5p (2003: 5.0p), an increase of ten per cent.

Turnover

The First Choice Group's turnover for the year to 31 October 2004 was £2.350 billion (2003: £2.249 billion), an increase of 4.5 per cent. After excluding the effect of current year acquisitions, like-for-like turnover increased by four per cent. to £2.290 billion.

In the Mainstream Holidays sector, turnover declined by one per cent. to £1.174 billion (2003: £1.187 billion) due to a planned reduction in capacity of 4 per cent. and reduction in total passenger numbers of three per cent. The re-mix of the product away from the short-haul flight-only markets towards the medium and long-haul programmes continued. Volumes to short-haul destinations declined 11 per cent. year-on-year whilst in contrast, volumes to medium-haul and long-haul destinations increased year-on-year by two per cent. and seven per cent. respectively. Consequently, revenue on short-haul routes declined by nine per cent. year-on-year, whilst revenue on medium-haul routes increased by five per cent. and on long-haul routes it increased by six per cent.

Turnover grew by ten per cent. in the Specialist Holidays sector to £770 million (2003: £703 million) with passenger volumes increasing by 12 per cent. to 1.7 million (2003: 1.6 million). The European Specialist businesses increased passenger volumes by 16 per cent. to 1.5 million with revenue growing 15 per cent. as a result. The Canadian Specialist business reduced its capacity and passenger volumes declined four per cent. year-on-year as a result, with revenue declining six per cent. to £166 million (2003: £178 million).

In the Activity Holidays sector, revenues were up 6 per cent. year-on-year at £196 million (2003: £185 million). Revenues before acquisitions of £185 million were flat compared to the previous year as a result of a planned withdrawal from certain unprofitable revenue streams in the Ski business and a reduction in capacity in the Marine business. Revenue declined by four per cent. year-on-year in the Marine division, and by three per cent. in the Ski business as a result of these actions. These reductions were offset by strong volume-driven growth in the Activity Adventure businesses, where turnover was up on a like-for-like basis by 21 per cent. and acquisitions contributed a further £10 million of revenue growth. Total revenue therefore grew by 61 per cent. in total to £41.8m (2003: £26.0 million).

The Online Destination Services sector improved like-for-like revenues by 28 per cent. to £168 million in the year (2003: £131 million) with total revenues including acquisitions growing to £210 million, an increase of 60 per cent. Increased volumes were the main driver of the revenue growth, with Hotelbeds increasing the bednights sold in the year by 88 per cent. to 3.2 million, and Bedsonline growing by 348 per cent. in terms of bednights sold.

Profit before tax, goodwill amortisation and exceptional items

The First Choice Group achieved profit before tax, goodwill amortisation and exceptional items in the year ended 31 October 2004 of £98.3 million (2003: £87.1 million), up 13 per cent. Before acquisition profits of £1.9 million, underlying profits increased 10 per cent.

In the Mainstream Holidays sector operating profit for the year ended 31 October 2004 was up six per cent. to £48.5 million (2003: £45.6 million). As a result of reducing capacity by four per cent. to ensure supply and demand were matched, overall passenger numbers declined by three per cent. The consequent improvement in load factors enabled operating profit margins to improve by 0.3 percentage points to 4.1 per cent. (2003: 3.8 per cent.). A further driver of the improved profits in the Mainstream sector was the fact that the retail business broke even for the first time (2003: loss of £3 million). Holiday volumes increased by five per cent. at prices four per cent. above the previous year. In addition, the proportion of First Choice summer holidays sold through controlled distribution channels increased by six percentage points to 45 per cent.

The Specialist Holidays sector achieved an operating profit of £24.6 million (2003: £20 million) up £4.6 million (23 per cent.) year-on-year. The European division increased profits by £2.3 million or 11 per cent. to £23 million (2003: £20.7 million), with the Continental European businesses being the main profit drivers due to strong volume growth in France, Italy and Holland. The Canadian Specialist business turned a loss of £0.7 million in the year ended 31 October 2003 into a profit of £1.6 million in the year ended 31 October 2004, an overall improvement of £2.3 million. This improvement was mainly due to cost savings arising from the increased flexibility and control over aviation planning as noted in the operating review above. Restructuring of the back office also contributed to the profit improvement through cost savings.

The Activity Holidays sector achieved an operating profit of £15.1 million for the year ended 31 October 2004 (2003: £11.9 million), an increase of 27 per cent. Revenues before acquisitions of £185 million were flat compared to the previous year as a result of a planned withdrawal from certain unprofitable revenue streams in the Ski business and a reduction in capacity in the Marine business. The focus in the Marine division was on improvement in utilisation of the yacht and boat fleets as well as improving occupancy in Sunsail Clubs. These actions, combined with strong volume-driven growth in the Activity Adventure businesses, where turnover was up on a like-for-like basis by 21 per cent. and 61 per cent. in total, drove the increase in profitability of the sector.

The Online Destination Services sector operating profit was £11.2 million (2004: £10.7 million), up five per cent. year-on-year. This result reflects strong underlying growth offset by start up costs relating to Hotelopia and the opening of new offices in four countries.

Exceptional items

Exceptional costs for the year ended 31 October 2004 amounted to £0.2 million (2003: £16.8 million) and related to the loss on disposal of the First Choice Group's interest in the Barceló Retail businesses, and the gain on disposal of the First Choice Group's minority stake in the Globalia group of companies.

Liquidity and net indebtedness

The net cash inflow in the year from operating activities was £172.4 million (2003: £132.2 million). This included a working capital inflow of £34.5 million (2003: working capital inflow of £2.9 million) as the First Choice Group continued to have a strong focus on cash management. A total of £30.9 million was spent on acquisitions in the year, and the net cash inflow arising on the disposal of the First Choice Group's interest in the Barceló Retail businesses was £20.8 million.

The net cash position (cash and liquid investments less loans, overdrafts and finance leases) at the year-end was £220.7 million (2003: £149.1 million). This consisted of £292 million of cash and £71 million of debt.

Part IX

Financial information on TUI Travel

This Part IX contains:

- in Section A, Accountant's Report in respect of the historical financial information relating to TUI Travel for the period ended 31 May 2007; and
- in Section B, historical financial information relating to TUI Travel for the period ended 31 May 2007.

Section A

Accountant's Report in respect of the historical financial information of TUI Travel for the period ended 31 May 2007

PRICEWATERHOUSECOOPERS

PricewaterhouseCoopers LLP
1 Embankment Place
London WC2N 6RH
Telephone +44 (0) 20 7583 5000
Facsimile +44 (0) 20 7822 4652
www.pwc.com/uk

The Directors (the "Directors")
TUI Travel PLC
First Choice House
London Road
Crawley
West Sussex RH10 9GX

Deutsche Bank AG, London Branch
1 Great Winchester Street
London EC2N 2DB

Lazard & Co., Limited
50 Stratton Street
London W1J 8LL

Morgan Stanley & Co. Limited
25 Cabot Square
Canary Wharf
London E14 4QA

29 June 2007

Dear Sirs

TUI Travel PLC

We report on the special purpose financial information set out in Section B of this Part IX ("Financial Information on TUI Travel") below. This special purpose financial information has been prepared for inclusion in the prospectus dated 29 June 2007 (the "Prospectus") of TUI Travel PLC (the "Company") on the basis of the accounting policies set out in Note 2 to the financial information. This report is required by item 20.1 of Annex I to the PD Regulation and is given for the purpose of complying with that item and for no other purpose.

Responsibilities

The Directors of the Company are responsible for preparing the special purpose financial information in accordance with International Financial Reporting Standards as adopted by the European Union.

It is our responsibility to form an opinion as to whether the special purpose financial information gives a true and fair view, for the purposes of the Prospectus and to report our opinion to you.

Save for any responsibility which we may have to those persons to whom this report is expressly addressed and for any responsibility arising under item 5.5.3R(2)(f) of the Prospectus Rules to any person as and to the extent there provided, to the fullest extent permitted by law we do not assume any responsibility and will not accept any liability to any other person for any loss suffered by any such other person as a result of, arising out of, or in connection with this report or our statement, required by and given solely for the purposes of complying with item 23.1 of Annex I to the PD Regulation, consenting to its inclusion in the Prospectus.

Basis of opinion

We conducted our work in accordance with Standards for Investment Reporting issued by the Auditing Practices Board in the United Kingdom. Our work included an assessment of evidence relevant to the amounts and disclosures in the special purpose financial information. It also included an assessment of significant estimates and judgments made by those responsible for the preparation of the special purpose financial information and whether the accounting policies are appropriate to the Company's circumstances consistently applied and adequately disclosed.

We planned and performed our work so as to obtain all the information and explanations which we considered necessary in order to provide us with sufficient evidence to give reasonable assurance that the special purpose financial information is free from material misstatement, whether caused by fraud or other irregularity or error.

Opinion

In our opinion, the special purpose financial information gives, for the purposes of the Prospectus dated 29 June 2007, a true and fair view of the state of affairs of the Company as at the date stated and of its cash flows and changes in shareholders' equity for the period then ended in accordance with International Financial Reporting Standards as adopted by the European Union.

Declaration

For the purpose of Prospectus Rule 5.5.3R(2)(f) we are responsible for this report as part of the Prospectus and declare that we have taken all reasonable care to ensure that the information contained in this report is, to the best of our knowledge, in accordance with the facts and contains no omission likely to affect its import. This declaration is included in the Prospectus in compliance with item 1.2 of Annex I and item 1.2 of Annex III to the PD Regulation.

Yours faithfully

PricewaterhouseCoopers LLP
Chartered Accountants

Section B

Historical financial information of TUI Travel for the period ended 31 May 2007

Income statement for the period ended 31 May 2007

The Company has not traded during the period from incorporation, 29 January 2007 to 31 May 2007, has received no income, nor incurred any expenditure and consequently has made neither a profit nor a loss.

Balance sheet as at 31 May

	2007
	£
Current assets	
Cash and cash equivalents	2
Total assets and net assets	2
Equity	
Called-up share capital	
Authorised, issued and fully paid: 2 shares of £1 each	2
Total equity	2

Statement of changes in shareholders' equity

	For the period ended 31 May 2007
	£
Balance at incorporation	—
Issued share capital	2
Balance at 31 May 2007	2

Cash Flow Statement

	For the period ended 31 May 2007
	£
Financing	
Issue of ordinary shares	2
Increase in cash	2

Notes to the Financial Information

1. Accounting convention

The financial information has been prepared under the historical cost convention.

History

The Company was incorporated as Coppereagle PLC on 29 January 2007 and is registered in England and Wales (registered number 06072876). On incorporation the Company had an issued share capital of two ordinary shares of £1 each, of which one was issued to TUI AG and one was issued to First Choice.

On 21 June 2007, the Company changed its name to TUI Travel PLC.

The Company has not traded and no dividends have been declared or paid.

2. Accounting policies

The principal accounting policies applied in the preparation of the financial information presented in this document are set out below.

Basis of preparation

The financial information has been prepared on a going concern basis in accordance with International Financial Reporting Standards as adopted by the European Union (Adopted IFRSs).

Cash and cash equivalents

Cash and cash equivalents comprise cash balances and call deposits as well as other current highly liquid financial assets with an original term of a maximum of three months. Credit balances in current accounts are shown as overdrafts under current interest-bearing loans and borrowings, unless they form part of the Group's cash pooling arrangements in which case the aggregate balance of cash pooling accounts is included in either cash and cash equivalents or current interest-bearing loans and borrowings as appropriate.

Dividends

Dividend distribution to the Company's shareholders is recognised as a liability in the Group's financial statements in the period in which the dividends are appropriately authorised and approved for payment and are no longer at the discretion of the Company. Unpaid dividends that do not meet these criteria are disclosed in the notes to the financial information.

3. Called up share capital

	Ordinary £1 shares	
	Number	£
Authorised	100,000	100,000
Allotted, issued and fully paid	2	2

On 29 January 2007 the Company issued two ordinary shares of £1 each at par which were fully paid.

4. Commitments

Since incorporation the Company has entered into the following agreements:

Merger Agreement

On 19 March 2007, TUI AG, First Choice and TUI Travel entered into the Merger Agreement in connection with the Merger. The Merger Agreement sets out the terms on which TUI Travel will acquire each of First Choice and TUI Tourism.

Under the Merger Agreement, the Merger will be effected by the acquisition by TUI Travel of TUI AG and First Choice. TUI Travel will acquire TUI Tourism in consideration for the issue to TUI AG of 51 per cent. of the share capital of TUI Travel and will acquire First Choice in consideration for the issue to First Choice Shareholders of 49 per cent. of the share capital of TUI Travel (on a fully diluted basis).

The Merger Agreement may be terminated by TUI AG or First Choice in certain circumstances. If the Scheme and the reduction of capital have not become effective by 31 October 2007, the Merger Agreement shall automatically terminate.

Relationship Agreement

Following completion, TUI AG will hold 51 per cent. of the TUI Travel Shares on a fully diluted basis. The Relationship Agreement was entered into on 29 June 2007 to take effect conditional upon Completion and records the understanding between TUI AG and TUI Travel regarding the relationship between them and the governance of TUI Travel.

The Relationship Agreement sets out certain conditions such as those in relation to the composition of the Board, in relation to transactions by TUI AG in respect of TUI Travel shares and approval of certain TUI Travel transactions.

The Relationship Agreement remains in force until TUI AG holds less than ten per cent. of the rights to vote at general meetings of TUI Travel.

Sponsors' Agreement

The Sponsors' Agreement was entered into on 29 June 2007 by TUI Travel and Deutsche Bank, Lazard and Morgan Stanley (the "Joint Sponsors"). Under the terms of the Sponsors' Agreement, TUI Travel appoints each of the Joint Sponsors to act as TUI Travel's sponsor in connection with the Admission. TUI Travel has undertaken to pay certain costs, charges, fees and expenses and to reimburse the Joint Sponsors for certain costs incurred in connection with Admission. Pursuant to the terms of the agreement, TUI Travel has also given certain representations, warranties and undertakings to the Joint Sponsors in connection with the Merger and Admission.

The Sponsors' Agreement may be terminated by any party prior to Admission in certain circumstances. The Joint Sponsors may terminate for failure to satisfy the conditions to the Merger.

The Shareholder Loan Agreement

On 29 June 2007 the Company entered into the Shareholder Loan Agreement with TUI AG under the terms of which TUI AG will lend a maximum amount of €2 billion (£1.4 billion) to the Company for general corporate purposes. The facility remains available in its entirety for a period of three years after the Company is no longer restricted from raising external finance under the terms of the Relationship Agreement. The loan is available to be drawn down only on completion. Any amounts repaid under the facility cannot be redrawn.

Hotel Framework Agreement

TUI AG and the Company entered into an agreement on 26 June 2007 which gives the Company continued access to the hotel operations retained by TUI AG.

The agreement expires on 31 October 2011.

Credit facility agreement

The Company entered into a five year credit facility agreement on 29 June 2007 with Barclays Capital, The Royal Bank of Scotland plc and Société Générale Corporate & Investment Banking which provides a £600 million credit facility. Interest is payable based upon LIBOR (or EURIBOR) plus a 0.75 per cent. margin.

Bonding facility agreement

On 29 June 2007 the Company entered into a £400 million bonding facility agreement with Barclays Capital, The Royal Bank of Scotland and Société Générale Corporate & Investment Banking. The final maturity date of the facility is 31 March 2008.

5. Post balance sheet events

The following alterations to the authorised and issued share capital of the Company have taken place since 31 May 2007:

- on 19 June 2007, a written shareholders' resolution was passed re-designating and converting 49,998 authorised but unissued ordinary shares into Redeemable Preference Shares of £1 each which will be redeemed automatically upon Admission (subject to the availability of sufficient distributable reserves);
- on 28 June 2007 each issued and unissued share of £1 each was sub-divided into 10 ordinary shares of 10 pence each;
- on 28 June 2007, the authorised share capital was increased from £100,000 to £200,000,000 by the creation of 1,999,000,000 ordinary shares of 10 pence each.

Capitalisation and Indebtedness of TUI Travel

The following tables show the capitalisation of TUI Travel as at 31 May 2007 and the indebtedness of TUI Travel as at 31 May 2007:

Capitalisation and Indebtedness[1][2][3]	£
Guaranteed	—
Secured	—
Unguaranteed/unsecured	—
Total current debt	—
Guaranteed	—
Secured	—
Unguaranteed/unsecured	—
Total non-current debt (excluding current portion of the long term debt)	—
Share capital	2
Legal reserves	—
Other reserves	—
Shareholders' equity	2

The following table sets out the net financial funds of TUI Travel as at 31 May 2007[4]:

Net financial funds[2][3]	£
Cash	2
Cash equivalents	—
Trading securities	—
Total liquidity	2
Current bank debt	—
Current portion of non-current debt	—
Other current financial debt	—
Current financial debt	—
Net current financial funds	2
Non-current bank loans	—
Bonds issued	—
Other non-current financial debt	—
Non-current financial funds	—
Net financial funds	2

(1) Shareholders' equity does not include the profit and loss account reserve.

(2) This statement of indebtedness has been prepared under IFRS using policies which are consistent with those used in preparing TUI Travel's special purpose financial information for the period ended 31 May 2007.

(3) The information is unaudited.

(4) TUI Travel has no indirect or contingent indebtedness as at 31 May 2007.

Part X

Unaudited pro forma financial information

This Part X contains:

- in Section A, report from PricewaterhouseCoopers LLP on the unaudited pro forma financial information on TUI Travel; and
- in Section B, unaudited pro forma financial information.

Section A

Report from PricewaterhouseCoopers LLP on the unaudited pro forma financial information of TUI Travel

PRICEWATERHOUSECOOPERS

PricewaterhouseCoopers LLP
1 Embankment Place
London WC2N 6RH
Telephone +44 (0) 20 7583 5000
Facsimile +44 (0) 20 7822 4652
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The Directors (the "Directors")
TUI Travel PLC
First Choice House
London Road
Crawley
West Sussex RH10 9GX

Deutsche Bank AG, London Branch
1 Great Winchester Street
London EC2N 2DB

Lazard & Co., Limited
50 Stratton Street
London W1J 8LL

Morgan Stanley & Co. Limited
25 Cabot Square
Canary Wharf
London E14 4QA

29 June 2007

Dear Sirs

TUI Travel PLC (the "Company")

We report on the pro forma financial information (the "Pro forma financial information") set out in Section B of this Part X of the Company's prospectus dated 29 June 2007 (the "Prospectus") which has been prepared on the basis described in the notes to the Pro forma financial information, for illustrative purposes only, to provide information about how the Merger, will be effected through the acquisition by TUI Travel PLC of each of TUI Tourism and First Choice, might have affected the financial information presented on the basis of the accounting policies to be adopted by the Company in preparing its next financial statements. This report is required by item 20.2 of Annex I to the PD Regulation and is given for the purpose of complying with that PD Regulation and for no other purpose.

Responsibilities

It is the responsibility of the Directors of the Company to prepare the Pro forma financial information in accordance with item 20.2 of Annex I to the PD Regulation.

It is our responsibility to form an opinion, as required by item 7 of Annex II to the PD Regulation Rules as to the proper compilation of the Pro forma financial information and to report our opinion to you.

In providing this opinion we are not updating or refreshing any reports or opinions previously made by us on any financial information used in the compilation of the Pro forma financial information, nor do we accept and have been informed by PricewaterhouseCoopers AG that they do not accept, responsibility for such reports or opinions beyond that owed to those to whom those reports or opinions were addressed by us or them at the dates of their issue.

Save for any responsibility which we may have to those persons to whom this report is expressly addressed and for any responsibility arising under item 5.5.3R(2)(f) of the Prospectus Rules to any person as and to the extent there provided, to the fullest extent permitted by law we do not assume any responsibility and will not accept any liability to any other person for any loss suffered by any such other person as a result of, arising out of, or in connection with this report or our statement, required by and given solely for the purposes of complying with item 23.1 of Annex I to the PD Regulation, consenting to its inclusion in the Prospectus.

Basis of opinion

We conducted our work in accordance with the Standards for Investment Reporting issued by the Auditing Practices Board in the United Kingdom. The work that we performed for the purpose of making this report, which involved no independent examination of any of the underlying financial information, consisted primarily of comparing the unadjusted financial information with the source documents, considering the evidence supporting the adjustments and discussing the Pro forma financial information with the directors of the Company.

We planned and performed our work so as to obtain the information and explanations we considered necessary in order to provide us with reasonable assurance that the Pro forma financial information has been properly compiled on the basis stated and that such basis is consistent with the accounting policies of the Company.

Opinion

In our opinion:

(a) the Pro forma financial information has been properly compiled on the basis stated; and

(b) such basis is consistent with the accounting policies of the Company.

Declaration

For the purpose of Prospectus Rule 5.5.3R(2)(f), we are responsible for this report as part of the Prospectus and we declare that we have taken all reasonable care to ensure that the information contained in this report is, to the best of our knowledge, in accordance with the facts and contains no omission likely to affect its import. This declaration is included in the Prospectus in compliance with item 1.2 of Annex I and item 1.2 of Annex III to the PD Regulation.

Yours faithfully

PricewaterhouseCoopers LLP
Chartered Accountants

Section B

Unaudited Pro forma Financial Information

The unaudited pro forma income statement and unaudited pro forma net assets statement set out below have been prepared for illustrative purposes only and in accordance with Annex II of the Prospectus Directive Regulation and on the basis of the notes set out below. The unaudited pro forma income statement has been prepared to illustrate the effect on TUI Travel as if the proposed merger had taken place on 1 January 2006. The unaudited pro forma net assets statement has been prepared to illustrate the effect on the net assets of TUI Travel as if the proposed merger had taken place on 31 May 2007. As a result of their nature, the pro forma income statement and pro forma net assets statement address a hypothetical situation and, therefore, do not represent the Enlarged Group's actual financial result or financial position following the Merger.

The unaudited pro forma income statement and unaudited pro forma net assets statement have been compiled from the income statements and net assets statements of TUI Travel at 31 May 2007 and the period then ended, of First Choice at 30 April 2007 (in respect of the net assets statement) and the year ended 31 October 2006 (in respect of the income statement), and of TUI Tourism at 31 December 2006 and the year then ended as set out in the Historical Financial Information in Section B of Part IX, Section B of Part VII and Section B of Part V respectively.

The unaudited pro forma income statement and unaudited pro forma net assets statement of the Enlarged Group does not constitute financial statements within the meaning of section 240 of the Companies Act 1985.

Unaudited Pro forma Income Statement

	TUI Travel Period ended 31 May 2007[1]	Adjustments First Choice Year ended 31 October 2006[2]	Adjustments TUI Tourism Year ended 31 December 2006[3]	Pro Forma Enlarged Group
	£m	£m	£m	£m
Revenue	—	2,899.0	9,367.6	12,266.6
Cost of sales	—	(2,493.5)	(8,661.5)	(11,155.0)
Gross profit	—	405.5	706.1	1,111.6
Other income	—	—	33.5	33.5
Administrative expenses excluding goodwill impairment	—	(287.6)	(648.9)	(936.5)
Goodwill impairment	—	(1.4)	(471.3)	(472.7)
Total administrative expenses	—	(289.0)	(1,120.2)	(1,409.2)
Share of profit of joint venture and associate	—	2.8	7.9	10.7
Operating profit/(loss)	—	119.3	(372.7)	(253.4)
Analysed as:				
Underlying operating profit	—	139.0	185.0	324.0
Separately disclosed items	—	(5.8)	(84.4)	(90.2)
Amortisation of business combination intangibles	—	(11.3)	—	(11.3)
Impairment of goodwill	—	(1.4)	(471.3)	(472.7)
Taxation on profits of joint venture and associate	—	(1.2)	(2.0)	(3.2)
	—	119.3	(372.7)	(253.4)
Financial income	—	8.9	118.6	127.5
Financial expenses	—	(30.7)	(102.7)	(133.4)
Net financial income/(expenses)	—	(21.8)	15.9	(5.9)
Profit/(loss) before tax	—	97.5	(356.8)	(259.3)
Taxation	—	(25.2)	(28.3)	(53.5)
Profit/(loss) for the year	—	72.3	(385.1)	(312.8)
EBITDA[4]	—	176.9	290.0	466.9

Notes

(1) The figures for TUI Travel are extracted without material adjustment from the Financial Information on TUI Travel as set out in Section B of Part IX of this document.

(2) The figures for First Choice have been extracted without material adjustment from the Historical Financial Information on First Choice as set out in Section B of Part VII of this document.

(3) The figures for TUI Tourism have been extracted without material adjustment from the Historical Financial Information on TUI Tourism as set out in Section B of Part V of this document and translated into sterling at the rate of €1.00 : £0.683.

(4) Pro forma EBITDA is calculated as follows:

	TUI Travel Period ended 31 May 2007	First Choice Year ended 31 October 2006	TUI Tourism Year ended 31 December 2006	Pro Forma Enlarged Group
	£m	£m	£m	£m
Operating profit/(loss)	—	119.3	(372.7)	(253.4)
plus:				
Depreciation and amortisation	—	56.2	191.4	247.6
Impairment of goodwill	—	1.4	471.3	472.7
EBITDA	—	176.9	290.0	466.9

Unaudited Pro forma Net Assets Statement

	TUI Travel as at 31 May 2007[1]	Adjustments First Choice as at 30 April 2007[2]	Adjustments TUI Tourism as at 31 December 2006[3]	Adjustments Net Debt Adjustment[4]	Adjustments Other Adjustments [5][7]	Pro Forma Enlarged Group
	£m	£m	£m	£m	£m	£m
Non-current assets						
Intangible assets	—	761.0	1,867.0	—	1,497.8	4,125.8
Property, plant and equipment	—	289.4	1,204.0	—	—	1,493.4
Investments in joint venture and associate	—	32.2	66.7	—	—	98.9
Other investments	—	0.7	18.0	—	—	18.7
Trade and other receivables	—	106.2	129.2	—	—	235.4
Derivative financial instruments	—	—	1.7	—	—	1.7
Deferred tax assets	—	56.1	234.8	—	—	290.9
	—	1,245.6	3,521.4	—	1,497.8	6,264.8
Current assets						
Inventories	—	22.3	13.4	—	—	35.7
Other investments	—	—	3.8	—	—	3.8
Trade and other receivables	—	519.1	666.1	—	—	1,185.2
Income tax debtor	—	18.7	—	—	—	18.7
Derivative financial instruments	—	6.3	15.8	—	—	22.1
Cash and cash equivalents	—	196.1	1,204.4	(1,120.5)	1,339.1	1,619.1
Assets classified as held for sale	—	16.0	0.9	—	—	16.9
	—	778.5	1,904.4	(1,120.5)	1,339.1	2,901.5
Total assets	—	2,024.1	5,425.8	(1,120.5)	2,836.9	9,166.3
Current liabilities						
Interest-bearing loans and borrowings	—	(134.5)	(188.8)	—	—	(323.3)
Employee benefits	—	—	(1.4)	—	—	(1.4)
Derivative financial instruments	—	(62.9)	(68.0)	—	—	(130.9)
Trade and other payables	—	(1,036.1)	(1,840.9)	—	—	(2,877.0)
Provisions	—	(17.7)	(138.1)	—	—	(155.8)
Income tax payable	—	—	(10.8)	—	—	(10.8)
	—	(1,251.2)	(2,248.0)	—	—	(3,499.2)
Non-current liabilities						
Interest-bearing loans and borrowings	—	(434.5)	(380.0)	—	(1,366.1)	(2,180.6)
Employee benefits	—	(27.8)	(414.0)	—	—	(441.8)
Other long-term liabilities	—	(62.9)	(46.2)	—	—	(109.1)
Derivative financial instruments	—	—	(12.6)	—	—	(12.6)
Provisions	—	(30.8)	(116.2)	—	—	(147.0)
Deferred tax liabilities	—	(50.9)	(12.2)	—	—	(63.1)
	—	(606.9)	(981.2)	—	(1,366.1)	(2,954.2)
Total liabilities	—	(1,858.1)	(3,229.2)	—	(1,366.1)	(6,453.4)
Net assets	—	166.0	2,196.6	(1,120.5)	1,470.8	2,712.9

Notes

(1) The figures for TUI Travel are extracted without material adjustment from the Financial Information on TUI Travel as set out in Section B of Part IX of this document.

(2) The figures for First Choice have been extracted without material adjustment from the Historical Financial Information on First Choice as set out in Section B of Part VII of this document.

(3) The figures for TUI Tourism have been extracted without material adjustment from the Historical Financial Information on TUI Tourism as set out in Section B of Part V of this document and translated into sterling at the rate of €1.00 : £0.683.

(4) The proposed combination has been accounted for as follows: the combination of TUI Tourism and TUI Travel is deemed to be a common control transaction and is therefore outside the scope of IFRS 3, "Business combinations"; it has been accounted for under merger accounting rules using predecessor values for TUI Tourism. The combination with First Choice has been treated as an acquisition in accordance with IFRS 3.

(5) No adjustments have been made to the values of the individual net assets of First Choice to reflect any restatement to fair value which may arise on the acquisition. The gross difference between the net assets of First Choice as reported at 30 April 2007 and the sum of the estimated consideration and TUI Travel's transaction expenses has therefore been presented as a single value in "goodwill". Following Completion, the carrying values of the assets and liabilities of First Choice will be restated to their fair values at the date of Completion. The estimated consideration for the acquisition of First Choice is £1,636.8m (€2,396.3m), based on the closing price of First Choice shares at 27 June 2007, being the latest practicable Business Day before publication of this document. The estimated transaction costs are based on the TUI Travel Directors' latest estimate of TUI Travel's transaction costs and other cost directly attributable to the combination.

The goodwill arising on this basis had been calculated as follows:

	£m
Estimated consideration	1,636.8
Estimated transaction costs and other costs directly attributable to the combination	27.0
	1,663.8
less: Reported value of First Choice net assets	(166.0)
Goodwill	1,497.8

(6) The terms of the Merger Agreement state that on Completion, TUI Travel will assume target net debt of €875m (£597.6m) (inclusive of pension liabilities), further details of which are found in paragraph 4 of Part III. This has been reflected in the pro forma net asset statement by the adjustment of £817.8m (€1,197.5m). In addition the Merger Agreement states that on Completion working capital must be in line with target working capital which is to be agreed between the parties. The difference between the target working capital amount and the actual amount of working capital as at 31 December 2006 has been reflected as a further adjustment of £302.7m (€443.3m). The actual net debt and working capital adjustments will be calculated using balance sheet values at the date of Completion and will therefore differ from the adjustments calculated for the illustrative purposes of this statement.

(7) The adjustment made for €2,000.0m (£1,366.1m) to cash and non-current liabilities represents the drawdown of the facility under the Shareholder Loan Agreement on Completion, further details of which are contained in paragraph 12.1.3 in Part XI.

(8) No account has been taken of the trading activity or other transactions of TUI Tourism for the period since 31 December 2006 nor First Choice for the period since 31 October 2006 for the pro forma income statement or for the period since 30 April 2007 for the pro forma net assets statement or of the trading activity or other transactions of TUI Travel since 31 May 2007.

Part XI

Additional information

1. Responsibility

TUI Travel and the Directors, whose names appear on page 15 of this document, accept responsibility for the information contained in this document. To the best of the knowledge and belief of TUI Travel and the Directors (who have taken all reasonable care to ensure that such is the case), such information is in accordance with the facts and contains no omissions likely to affect the import of such information.

2. Incorporation

TUI Travel was incorporated and registered in England and Wales on 29 January 2007, under the name Coppereagle PLC, with registered number 06072876 as a public limited company. By virtue of a special resolution dated 19 June 2007, Coppereagle PLC changed its name to TUI Travel PLC on 21 June 2007.

The principal legislation under which TUI Travel operates, and pursuant to which the TUI Travel Shares will be created, are the Companies Acts and regulations made thereunder.

TUI Travel is domiciled in England and Wales and its registered and head office is at First Choice House, London Road, Crawley, West Sussex RH10 9GX (telephone number 01293 560777).

Following Admission, the TUI Travel Shares will be listed on the Official List of the London Stock Exchange. The TUI Travel Shares will be in registered form and may be held in either certificated or uncertificated form.

3. Share Capital

TUI Travel was incorporated with an authorised share capital of £100,000 divided into 100,000 shares of £1 each. On incorporation TUI Travel had an issued share capital of two ordinary shares of £1 each, of which one was issued to TUI AG and one was issued to First Choice.

The following alterations to the authorised and issued share capital of TUI Travel have taken place since its incorporation:

- on 19 June 2007, a written shareholders' resolution was passed re-designating and converting 49,998 authorised but unissued ordinary shares into Redeemable Preference Shares of £1 each which will be redeemed automatically upon Admission (subject to the availability of sufficient distributable reserves). The Redeemable Preference Shares will have the rights and restrictions described in paragraph 4 of this Part XI;
- on 28 June 2007, each issued and unissued ordinary share of £1 each was sub-divided into ten ordinary shares of ten pence each; and
- on 28 June 2007, the authorised share capital was increased from £100,000 to £200,000,000 by the creation of 1,999,000,000 ordinary shares of ten pence each.

The following table shows the authorised and issued share capital of TUI Travel as at 28 June 2007 and the authorised and issued share capital of TUI Travel following Completion:

	28 June 2007		Following Completion	
	Number	Nominal amount per share	Number	Nominal amount per share
Authorised	1,000,000	10p	2,000,000,000	10p
Issued and fully paid TUI Travel Shares	20	10p	1,118,034,859[1]	10p
Issued and fully paid Reedemable Preference Shares	49,998	£1	Nil	Nil

(1) The number of TUI Travel Shares in issue following Completion assumes that the maximum number of TUI Travel Shares will be issued in connection with the Merger and that no further TUI Travel Shares will be issued between the publication of this document and the Effective Date.

Existing Shareholder Authorities

On 28 June 2007:

(i) a resolution was passed by the members of the TUI Travel generally and unconditionally authorising the Directors, pursuant to section 80 of the Companies Act 1985, to exercise all the powers of TUI Travel to allot relevant securities (within the meaning of section 80(2) of the Companies Act 1985) up to an aggregate nominal amount of £200,000,000 to such persons at such times and on such terms as the Directors may think fit. Such authority is to be in substitution for any and all existing authorities provided that such authority is to expire immediately following Admission.

(ii) a resolution was passed by the members of TUI Travel generally empowering the Directors, pursuant to section 95 of the Companies Act 1985, to allot equity securities (within the meaning of section 94(2) of the Companies Act 1985) for cash pursuant to the authority conferred by the resolution referred to in sub-paragraph (i) above as if section 89(1) of the Companies Act 1985 did not apply to such allotment. Such power is to expire upon the expiry of the resolution described in sub-paragraph (i) above.

(iii) a resolution was passed by the members of the TUI Travel generally and unconditionally authorising the Directors from the expiry of the authority referred to in sub clause (i) above, pursuant to section 80 of the Companies Act 1985, to exercise all of the powers of the Company to allot relevant securities (within the meaning of section 80(2) of the Companies Act 1985) up to an aggregate nominal amount of £38,000,000 or such lesser amount as shall equal one-third of the nominal value of the issued ordinary share capital of the Company immediately following Admission) for a period expiring (unless previously renewed, varied or revoked by the Company in a general meeting) five years after the date of the passing of such resolution, but so that the Company may make offers or agreements which would or might require relevant securities to be allotted after the expiry of such authority and the Directors of the Company may allot relevant securities in pursuance of such offers or agreements as if the authority had not expired.

(iv) a resolution was passed by the members of TUI Travel generally empowering the Directors with effect from the expiry of the authority specified in sub paragraph (ii) above, pursuant to section 95 of the Companies Act 1985, to allot equity securities (within the meaning of section 94(2) of the Companies Act 1985) for cash pursuant to the authority conferred on them by the resolution referred to in sub-paragraph (iii) above or by way of a sale of treasury shares as if section 89(1) of the Companies Act 1985 did not apply to such allotment. Such power, unless previously revoked, is to expire five years after the date of the passing of this resolution, save that the Company may make offers or agreements which would or might require equity securities to be allotted after the expiry of such power and the Directors of the Company may allot equity securities in pursuance of such offers or agreements as if such power had not expired), such power being limited to:

  (a) the allotment of equity securities in connection with a rights issue, open offer or other offer of securities in favour of equity shareholders where the equity securities respectively attributable to the interests of the equity shareholders are proportionate (as near as may be) to the respective number of equity shares held by them, subject to such exclusions or other arrangements as the Directors may deem necessary or expedient to deal with treasury shares, fractional entitlements or legal or practical problems arising under the laws of any overseas territory or the requirements of any regulatory body or any stock exchange or any other matter whatsoever; and

  (b) the allotment of equity securities, otherwise than pursuant to paragraph (a) above, up to an aggregate nominal amount equal to five per cent. of the nominal value of the issued ordinary share capital of the Company immediately following Admission;

(v) a resolution was passed by the members of TUI Travel, subject to and conditional upon Admission, authorising the Company generally and unconditionally to make market purchases (within the meaning of section 163(3) of the Companies Act 1985) of ordinary shares of ten pence each of the Company provided that:

  (a) the maximum number of ordinary shares of ten pence each hereby authorised to be acquired is an amount equal to ten per cent. of the ordinary share capital of the Company immediately following Admission;

  (b) the minimum price which may be paid for any such ordinary share is the nominal value of such ordinary share being ten pence;

  (c) the maximum price which may be paid for any such ordinary share is an amount equal to 105 per cent. of the average of the middle market quotations for an ordinary share in the Company as derived from The London Stock Exchange Daily Official List for the five business days immediately preceding the day on which such share is contracted to be purchased;

  (d) the authority hereby conferred shall expire at the conclusion of the next annual general meeting of the Company; and

  (e) the Company may make a contract to purchase its ordinary shares under the authority hereby conferred prior to the expiry of such authority, which contract will or may be executed wholly or partly after the expiry of such authority, and may purchase its ordinary shares in pursuance of any such contract.

General Confirmations

None of the TUI Travel Shares has been marketed or are being made available to the public in whole or in part in conjunction with the application for listing of the TUI Travel Shares. All of the TUI Travel Shares to be issued in connection with the Merger will be allotted and issued to TUI AG and First Choice Shareholders under the terms of the Merger.

Save as disclosed in this paragraph 3, during the three years immediately preceding the date of this document, there has been no issue of TUI Travel's share capital fully or partly paid for cash or other consideration and no such issues are proposed and no share capital of TUI Travel or any of its subsidiaries is under option or agreed, conditionally or unconditionally, to be put under option.

Shares not Representing Capital

TUI Travel does not have any shares not representing capital.

4. Memorandum and Articles

The Memorandum and Articles are available for inspection at the dates, times and places described in paragraph 23 of this Part XI.

4.1 Memorandum

The Memorandum provides that the Company's principal objects include the carrying on of business as a holding and general commercial company.

The objects of the Company are set out in full in clause 4 of the Memorandum.

4.2 Articles

The Articles, which were adopted pursuant to a special resolution on 28 June 2007 contain (among others) provisions to the following effect:

Issue of shares

Subject to the provisions of the Companies Acts and without prejudice to any rights attaching to any existing shares, any share may be issued with such rights or restrictions as the Company may by ordinary resolution determine (or in absence of such resolution, as the Directors may determine). Redeemable Shares may be issued. Subject to the provisions of the Companies Acts and the Articles, the unissued shares in the Company shall be at the disposal of the Directors.

Changes to the share capital

The Company may (by ordinary resolution) increase its share capital, consolidate and divide all or any of its share capital into shares of larger amount than its existing shares, and (subject to the Companies Acts), sub-divide its shares (or any of them). The Company may (by special resolution and subject to the Companies Acts) reduce its share capital, any capital redemption reserve and any share premium reserve, in any way.

Purchase of own shares

Subject to the provisions of the Companies Acts, the Company may purchase its own shares (including redeemable shares) and may hold such shares as treasury shares or cancel them.

Dividends

Subject to the provisions of the Companies Acts, the Company may by ordinary resolution declare dividends not exceeding the amount recommended by the Directors. Subject to the provisions of the Companies Acts, the Directors may pay interim dividends, or dividends payable at a fixed rate, if it appears to them that they are justified by the profits of the Company available for distribution. If the Directors act in good faith they shall not incur any liability to the holders of shares conferring preferred rights for any loss they may suffer by the lawful payment of an interim dividend on any shares having deferred or non-preferred rights.

Subject to the provisions of the Companies Acts and except as otherwise provided by the Articles or the rights attached to shares, all dividends shall be declared and paid according to the amounts paid up on the shares on which the dividend is paid. If any share is issued on terms that it ranks for dividend as from a particular date, it shall rank for dividend accordingly. In any other case, dividends shall be apportioned and paid proportionately to the amounts paid up on the shares during any portion(s) of the period in respect of which the dividend is paid.

With the authority of an ordinary resolution of the Company, the Directors may offer any holders of ordinary shares the right to elect to receive ordinary shares, credited as fully paid, instead of cash in respect of the whole (or some part, to be determined by the Directors) of any dividend specified by the ordinary resolution.

Notwithstanding any other provision of the Articles but without prejudice to the rights attached to any shares, the Company or the Directors may fix a date as the record date by reference to which a dividend will be declared or paid or a distribution, allotment or issue made, and that date may be before, on or after the date on which the dividend, distribution, allotment or issue is declared, paid or made.

No dividends or other money payable in respect of a share shall bear interest against the Company, unless otherwise provided by the rights attached to the share.

The Company may cease to send any cheque or warrant (or to use any other method of payment) for any dividend payable in respect of a share if at least two consecutive payments have remained uncashed or are returned undelivered (or that method of payment has failed) or following one such occasion reasonable enquiries have failed to establish any new address of the holder.

Subject to the Articles, the Company may recommence sending cheques or warrants (or using another method of payment) for dividends payable on that share if the person or persons entitled so request.

Any dividend which has remained unclaimed for twelve years from the date when it became due for payment shall, if the Directors so resolve, be forfeited and cease to remain owing by the Company.

Voting rights

Subject to any rights or restrictions attached to any shares and to the provisions of the Companies Acts, every member present in person or, for a corporation, present by a duly authorised

representative, not himself a member entitled to vote, shall have one vote on a show of hands and on a poll every member shall have one vote for every share of which he is the holder.

In the case of joint holders, the vote of the person who stands first in the register of members and who tenders a vote shall be accepted to the exclusion of any votes tendered by the other joint holders.

Transfer of the shares

A share in certificated form may be transferred by an instrument of transfer, which may be in any usual form or in any other form approved by the Directors, executed by or on behalf of the transferor and, where the share is not fully paid, by or on behalf of the transferee. A share in uncertificated form may be transferred by means of the relevant system concerned.

In their absolute discretion and without giving any reasons, the Directors may refuse to register the transfer of a share in certificated form which is not fully paid provided that if the share is listed on the Official List such refusal does not prevent dealings in the shares from taking place on an open and proper basis. The Directors may also refuse to register a transfer of a share in certificated form unless the instrument of transfer is (i) lodged, duly stamped, at the registered office of the Company or such other place as the Directors may appoint and is accompanied by the certificate for the share to which it relates and such other evidence as the Directors may reasonably require to show the right of the transferor to make the transfer (ii) is in respect of only one class of share and (iii) is not in favour of more than four transferees.

The Directors may refuse to register a transfer of a share in uncertificated form to a person who is to hold it thereafter in certificated form in any case where the Company is entitled to refuse to register the transfer under the Uncertificated Securities Regulations.

If the Directors refuse to register a transfer of a share, they shall send the transferee notice of that refusal within two months after the date on which the transfer was lodged with the Company (for the transfer of a share in certificated form) or the date the operator-instruction was received by the Company (for the transfer of share in uncertificated form which will be held thereafter in certificated form).

Subject to the Uncertificated Securities Regulations, the registration of transfers of shares or of any class of shares may be suspended at such times and for such periods (not exceeding thirty days in any year) as the Directors may determine.

No fee shall be charged for the registration of any instrument of transfer or other document or instruction relating to or affecting the title to any share.

Distribution of assets on a winding-up

On a winding up, the liquidator may, with the sanction of an extraordinary resolution and any other sanction required by law and subject to the Companies Acts, divide among the members in specie all or any part of the assets of the Company.

Restrictions on rights

If a member, or any other person appearing to be interested in shares held by that member, fails to provide the information requested in a notice given to him/her under section 793 of the Companies Act 2006 by the Company in relation to his/her interest in shares (the "default shares") within 14 days of the notice, sanctions shall apply unless the Directors determine otherwise. The sanctions available are the suspension of the right to attend or vote (whether in person or by representative or proxy) at any general meeting or any separate meeting of the holders of any class or on any poll and where the default shares represent at least 0.25 per cent. of their class (excluding treasury shares) also the withholding of any dividend payable in respect of those shares and the restriction of the transfer of any shares (subject to certain exceptions).

Untraced members

The Company shall be entitled to sell at the best price reasonably obtainable any share held by a member, or any share to which a person is entitled by transmission, if (i) for a period of 12 years, during which at least three dividends in respect of the share have become payable, no cheque or warrant or other method of payment for amounts payable in respect of the share sent and payable in a manner authorised by the Articles has been cashed or been successful and no communication has been received by the Company from the member or person concerned; (ii) the Company has, after the expiration of that period, by advertisement in a national newspaper published in the UK and in a newspaper circulating in the area of the registered address or last known address of the member or person concerned, given notice of its intention to sell such a share; and (iii) the Company has not during the further period of three months after the date of the advertisement and prior to the sale of the share received any communication from the member or person concerned.

The Company shall be indebted to the member or other person entitled to the share for an amount equal to the net proceeds of the sale, but no trust or duty to account shall arise and no interest shall be payable in respect of the proceeds of sale.

If on three consecutive occasions notices, documents or information sent or supplied to a member have been returned undelivered, the member shall not be entitled to receive any subsequent notice, document or information until he has supplied to the Company a new registered address, or a postal address within the UK, or shall have informed the Company, in such manner as may be specified by the Company, of an electronic address.

Variation of rights

Subject to the provisions of the Companies Acts, if the capital of the Company is divided into different classes of shares, the rights attaching to any class may be varied in such manner (if any) as may be provided by those rights or, if there are no such provisions, either with the written consent of the holders of three quarters in nominal value of the issued shares of that class (not including any treasury shares) or with the sanction of an extraordinary resolution passed at a separate meeting of the holders of such shares. To every such separate meeting, the provisions of the Articles relating to general meetings shall apply except that the quorum for any such meeting shall be two persons together holding or representing by proxy at least one third in nominal value of the issued shares of the class in question (excluding treasury shares). At an adjourned meeting the quorum shall be one person holding shares of the class in question (excluding treasury shares) or his proxy.

Unless otherwise expressly provided by the rights attached to any class of shares, those rights shall be deemed not to be varied by the purchase by the Company of any of its own shares or the holding of such shares in treasury.

Appointment of Directors

Unless the Company determines otherwise by ordinary resolution, the number of Directors (other than alternate Directors) shall not be less than two nor more than 17. The Directors need not be members of the Company.

Subject to the Articles, the Company may by ordinary resolution appoint a person who is willing to act to be a director either to fill a vacancy or as an additional director. The directors may appoint a person who is willing to act to be a director (either to fill a vacancy or as an additional director) provided that the appointment does not cause the number of directors to exceed any number fixed as the maximum number of directors. A person appointed as a director by the other directors is required to retire at the next annual general meeting and shall then be eligible for reappointment, but shall not be taken into account in determining the directors who are to retire by rotation.

Other than a director retiring at the meeting, no person shall be appointed or reappointed a director at any general meeting unless he is recommended by the directors or notice of the intention to propose such person for appointment or reappointment executed by a member qualified to vote on the appointment or reappointment is given to the Company not less than seven nor more than 35 days before the date appointed for the meeting.

Retirement of Directors

At each annual general meeting of the Company one-third (or, if their number is not three or a multiple of three, the number nearest to one-third) of the Directors who are subject to retirement by rotation shall retire from office.

Subject to the Companies Acts and the Articles, the Directors to retire by rotation are those who have been longest in office since their last appointment or reappointment, but, as between persons who became or were last reappointed directors on the same day, those to retire shall (unless otherwise agreed) be determined by lot. Notwithstanding the foregoing, each Director shall retire from office no later than the third annual general meeting following the annual general meeting of his appointment or reappointment.

If the Company does not fill the vacancy the retiring Director shall, if willing to act, be deemed to have been reappointed unless at the meeting it is resolved not to fill the vacancy or a resolution for the reappointment of the Director is put to the meeting and lost. If a Director retiring by rotation is not reappointed or deemed to have been reappointed, he shall retain office until the meeting elects someone in his place or, if it does not do so, until the end of the meeting.

Removal

Without prejudice to the provisions of the Companies Acts, the Company may remove a Director before the expiration of his period of office by extraordinary resolution.

The office of a Director shall be vacated if: (i) he ceases to be a Director by virtue of any provision of the Companies Acts or he becomes prohibited by law from being a Director; or (ii) he becomes bankrupt or makes any arrangement or composition with his creditors generally; or (iii) he is, or may be, suffering from mental disorder and either he is admitted to hospital in pursuance of an application for admission under the Mental Health Act 1983 or under the Mental Health (Scotland) Act 1984, or an order is made by a court having jurisdiction in matters concerning mental disorder for his detention or for the appointment of any person to exercise powers with respect to his property or affairs; or (iv) he resigns his office by notice in writing to the Company; or (v) in the case of a Director who holds any executive office, his appointment as such is terminated or expires and the Directors resolve that his office be vacated; or (vi) he is absent for more than six months consecutively without permission of the Directors from the meeting of the Directors held during that period and the Directors resolve that his office be vacated; or (vii) a notice in writing is served upon him signed by all other Directors for the time being to the effect that his office as Director shall on receipt of such notice be vacated.

Powers of Directors

The business of the Company shall be managed by the Directors. Subject to the provisions of the Companies Acts, the Memorandum and the Articles and to any directions given by special resolution, they may exercise all the powers of the Company. The Directors may appoint one or more of their number to any executive office under the Company for such term, at such remuneration and such other conditions as the Directors think fit (subject to the provisions of the Companies Acts). The Directors may delegate any of their powers to any managing Director, any Director holding any other executive office or any other Director; any committee consisting of one or more Directors and (if thought fit) one or more other persons; and any local board or agency for managing the affairs of the Company either in the UK or elsewhere. Any Director (other than an alternate Director) may appoint any other Director, or any other person approved by resolution of the Directors, to be an alternate Director and may remove such an alternate Director from office.

Voting at board meetings

No business shall be transacted to any meeting of the Directors unless a quorum is present and the quorum may be fixed by the Directors; unless so fixed at any other number it shall be two. Questions arising at a meeting of the Directors shall be decided by a majority of votes. In the case of an equality of votes, the chairman shall have a second or casting vote.

Restrictions on voting

Save as otherwise provided by the Articles, a Director shall not vote, or count in the quorum present, at a meeting of Directors on any resolution concerning a matter in which he has, directly or indirectly, a material interest (other than an interest in securities of, or otherwise in or through, the Company) unless his interests arises only because the case falls within one or more of the following:

(i) the resolution relates to the giving to him of a guarantee, security, or indemnity in respect of money lent to, or an obligation incurred by him for the benefit of, the Company or any of its subsidiary undertakings;

(ii) the resolution relates to the giving to a third party of a guarantee, security or indemnity in respect of an obligation of the Company or any of its subsidiary undertakings for which the Director has assumed responsibility in whole or in part and whether alone or jointly with others under a guarantee or indemnity or by the giving of security;

(iii) his interest arises by virtue of his being, or intending to become, a participant in the underwriting or sub-underwriting of an offer of any shares in or debentures or other securities of the Company for subscription, purchase or exchange;

(iv) the resolution relates in any way to a retirement benefit scheme which has been approved, or is conditional upon approval, by HMRC for taxation purposes;

(v) the resolution relates to an arrangement for the benefit of employees of the Company or any of its subsidiary undertakings including but not limited to an employees' share scheme which does not accord a Director any privilege or advantage not generally accorded to the employees to whom the arrangement relates;

(vi) the resolution relates to a transaction or arrangement with any other company in which he is interested, directly or indirectly, provided that he is not the holder of or beneficially interested in one per cent. or more of any class of the equity share capital of that company (or of any other company through which his interest is derived) and he is not entitled to exercise one per cent. or more of the voting rights available to the members of the relevant company;

(vii) the resolution relates to the purchase or maintenance for any Director or Directors of insurance against liability.

Directors' interests

Subject of the provisions of the Companies Acts and provided that the Director has disclosed to the other Directors the nature and extent of any material interest of his, a Director, notwithstanding his office: (i) may be a party to, or otherwise interested in, any transaction or arrangement with the Company or in which the Company is otherwise interested; (ii) may be a Director or other officer of, or employed by, or a party to any transaction or arrangement with or otherwise interested in, any body corporate promoted by the Company or in which the Company is otherwise interested; and (iii) shall not, by reason of his office, be accountable to the Company for any benefit he derives from such office or employment or from any such transaction or arrangement or from any interest in any such body corporate and no such transaction or arrangement shall be liable to be avoided on the grounds of such interest or benefit.

Non-Executive Directors' remuneration and expenses

Until otherwise determined by the Company by ordinary resolution, the Non-Executive Directors (other than alternate Directors) shall be paid such fees for their services in the office of Director as the Directors may determine (not exceeding in aggregate an annual sum of £1,500,000 or such larger amount as the Company may by ordinary resolution decide) divided by the Directors as they may determine or, failing such determination, equally.

The Director may also be paid expenses properly incurred by them in connection with their attendance at meetings of the Directors or of committees of the Directors or general meetings or separate meetings of any holders in any class of shares or otherwise in connection with the discharge of their duties as Directors.

Any Director who performs, or undertakes to perform, services which the Directors consider go beyond the ordinary duties of a Director may be paid such special remuneration as the Directors may determine.

Directors' gratuities and pensions

The directors may provide benefits, whether by payments of gratuities or pensions, or by insurance or death or disability benefits or otherwise, for any director or any former director who holds or has held but no longer holds any executive office or employment with the Company or with any body corporate which is or has been a subsidiary of the Company or a predecessor in the business of the Company or of any such subsidiary, and for any member of his family (including a spouse and civil partner or a former spouse and former civil partner) or any such person who is or was dependent on him and may (both before and after he ceases to hold such office or employment) contribute to any fund and pay premiums for the purchase or provision of any such benefit.

Indemnity

Subject to provisions of the Companies Acts, the Company may indemnify any person who is or was a Director directly or indirectly (including by funding any expenditure incurred or to be incurred by him) against any loss or liability whether in connection with any proved or alleged negligence, default, breach of duty or breach of trust or otherwise in relation to the Company or any associated company and/or may purchase and maintain for any such person insurance in relation to the same.

General Meetings

All meetings shall be called extraordinary general meetings other than the annual general meeting. Meetings may be called by the Directors. If there are not within the UK sufficient Directors to call a general meeting, any Director, or if there is no Director, any member of the Company may call a general meeting.

Subject to the provisions of the Companies Acts, at least 21 days' notice must be given for an annual general meeting and an extraordinary general meeting called for the passing of a special resolution. All other extraordinary general meetings require at least 14 days' notice to be given.

The notice of the meeting must specify the place, day and time of the meeting and the general nature of the business to be transacted. If the meeting is an annual general meeting, the notice must specify the meeting as such. Subject to the provisions of the Articles and to any rights or restrictions attached to any shares or notices shall be given to all members, all persons entitled to a share in consequence of the death or bankruptcy of a member, the Directors and the auditors. A member whose registered address is not within the UK shall not be entitled to receive any notice, document or information from the Company unless he gives the Company an address (not being an address for the purposes of electronic communication) within the UK at which notices, documents or information may be given to him.

A Director shall, notwithstanding that he is not a member, be entitled to attend and speak at any general meeting and at any separate meeting of the holders of any class of shares.

Limitations on share ownership

The Articles are designed to ensure that the number of TUI Travel Shares held by non-EEA nationals does not reach a level which could jeopardise TUI Travel's entitlement to continue to hold or enjoy the benefit of any authority, permission, licence or privilege which it or any of its subsidiaries holds or enjoys and which enables an air service to be operated (each an "Operating Right"). In particular, EC Council Regulation 2407/92 on licensing of air carriers requires that an air carrier must be majority-owned and effectively controlled by EEA nationals.

The Articles allow the Directors, from time to time, to set a "Permitted Maximum" on the number of TUI Travel Shares which may be owned by non-EEA nationals at such level as they believe is in compliance with the Operating Rights, provided that the Permitted Maximum shall not be less than 40 per cent. of the total number of issued TUI Travel Shares.

TUI Travel will maintain a separate register (the "Separate Register") of TUI Travel Shares in which non-EEA nationals, whether individuals, bodies corporate or other entities, have an interest (such TUI Travel Shares are referred to as "Relevant Shares" in the Articles). An interest in this context is widely defined (see below). The Directors will be able to require relevant members or other persons to provide them with information to enable them to determine whether TUI Travel Shares are, or are to be treated as, Relevant Shares. If such information is not provided then the Directors will be able, at their discretion, to determine that the TUI Travel Shares to which their enquiries relate should be treated as Relevant Shares. Registered holders of TUI Travel Shares will also be obliged to notify TUI Travel if they are aware either (a) that any TUI Travel Share which they hold ought to be treated as a Relevant Share for this purpose; or (b) that any TUI Travel Share that they hold, which is treated as a Relevant Share, should no longer be so treated. In this case, the Directors shall request such information and evidence as they require to satisfy themselves that the TUI Travel Share should not be treated as a Relevant Share and, on receipt of such evidence, shall remove particulars of the share from the Separate Register.

If the Directors determine that action is necessary or desirable to protect any Operating Right due to the fact that an Intervening Act (an "Intervening Act" being the refusal, withholding, suspension or revocation of any Operating Right or the imposition of materially inhibiting conditions or limitations on any Operating Right in either case, by any state or regulatory authority) has taken place or is contemplated, threatened or intended, or the aggregate number of Relevant Shares is such that an Intervening Act may occur or the ownership or control of TUI Travel is otherwise such that an Intervening Act may occur, the Directors may:

(i) remove any Director;

(ii) identify those TUI Travel Shares which give rise to the need to take action and deal with such TUI Travel Shares as affected shares ("Affected Shares") (see below); and/or

(iii) set a Permitted Maximum on the number of Relevant Shares which may subsist or vary any Permitted Maximum previously specified (which may not, save in the circumstances referred to below, be lower than 40 per cent. of the total number of issued TUI Travel Shares) and treat any Relevant Shares in excess of this Permitted Maximum as Affected Shares (see below).

The Directors shall serve a notice (an "Affected Share Notice") in respect of any Affected Share on the registered holder. An Affected Share Notice can, if it so specifies, have the effect of depriving the registered holder of the right to attend, vote and speak at general meetings which he would otherwise have had as a consequence of holding such shares. Such an Affected Share Notice can, if it so specifies, also require the recipient to dispose of the Affected Shares (so that the Relevant Shares will then cease to be Affected Shares) within 10 days or such longer period as the Directors may determine. The Directors are also given the power to sell such Affected Shares themselves where there is non-compliance with an Affected Share Notice at the best price reasonably obtainable at the relevant time on behalf of the shareholder.

In deciding which TUI Travel Shares are to be dealt with as Affected Shares, the Directors in their sole opinion will determine which Relevant Shares may give rise to the fact or risk of an Intervening Act occurring and, subject to any such determination, will have regard to the chronological order in which particulars of Relevant Shares have been, or are to be, entered in the Separate Register unless to do so would in the sole opinion of the Directors be inequitable.

If there is a change in any applicable law or TUI Travel or any subsidiary receives any direction, notice or requirement from any state or regulatory authority, which, in either case, necessitates such action to overcome, prevent or avoid an Intervening Act, then the Directors may either:

(i) lower the Permitted Maximum to the minimum extent that they consider necessary to overcome, prevent or avoid an Intervening Act; and

(ii) resolve that such number of Relevant Shares the Directors consider to be the minimum number necessary in order to prevent or avoid such Intervening Act shall be treated as Affected Shares.

The rights of the Directors referred to above apply until such time as the Directors resolve that grounds for the making of a determination have ceased to exist, whereupon the Directors must withdraw such determination.

The Permitted Maximum will initially be set at 40 per cent. This Permitted Maximum may be varied by the Directors. If the Directors resolve to vary the Permitted Maximum to deal with shares as Affected Shares or relax the ownership limitations, they shall publish in at least one national newspaper in the United Kingdom (and in any other country in which the TUI Travel Shares are listed) notice of the determination and of any Permitted Maximum. The Directors shall publish, from time to time, information as to the number of TUI Travel Shares particulars of which have been entered on the Separate Register.

The Directors may not register any person as a holder of TUI Travel Shares unless such person has furnished to the Directors a declaration, together with such evidence as the Directors may require, stating (a) the name and nationality of any person who has an interest in such TUI Travel Share and, if the Directors require, the nature and extent of such interest; or (b) such other information as the Directors may from time to time determine. The Directors may decline to register any person as a shareholder if satisfactory evidence or information is not forthcoming.

A person shall be deemed to have an "interest" in relation to TUI Travel Shares if (i) such person has an interest which would (subject as provided below) be taken into account, or which he would be taken as having, in determining for the purpose of Part 22 of the Companies Act 2006 whether a person has a notifiable interest or (ii) he has any such interest as is referred to in Part 22 of the Companies Act 2006; but shall not be deemed to have an interest in any shares in which his spouse or civil partner or any infant child or stepchild of his is interested by virtue of that relationship, or which he holds as a bare or custodian trustee under the laws of England or as a simple trustee under the laws of Scotland, and "interested" shall be construed accordingly.

Redeemable Preference Shares

The following is a summary of the rights and provisions in the Articles relating to the non-voting, non-dividend bearing Redeemable Preference Shares:

(i) Income: the holders of the Redeemable Preference Shares shall not be entitled to receive a dividend;

(ii) Capital: on a return of capital £1 per share;

(iii) Voting: no right to vote at any general meeting of the Company unless (a) the meeting is to consider any resolution approving the purchase by the Company of its own shares, a reduction in the capital of, or the winding up of the Company, or (b) the meeting is to consider any resolution which abrogates or varies the rights attaching to the Redeemable Preference Shares;

(iv) Redemption: subject to the provisions of the Companies Acts, the Redeemable Preference Shares shall be redeemed automatically upon Admission.

5. Major Shareholders

In so far as it is known to TUI Travel, as at 27 June 2007 (the latest practicable Business Day prior to the publication of this document), the following persons are, directly or indirectly, interested in three per cent. or more of the issued ordinary share capital of TUI Travel:

Name of Shareholder	Number of TUI Travel Shares	Percentage of issued share capital
TUI AG	10	50%
Andrew Lloyd John	10	50%

In so far as it is known to TUI Travel, as at 27 June 2007 (the latest practicable Business Day prior to the publication of this document), the following persons will be, directly or indirectly, interested in three per cent. or more of the issued ordinary share capital of TUI Travel upon Completion, based on the assumptions that the holdings of the First Choice Shareholders in First Choice Shares as at 27 June 2007 do not change, that the Merger completes, that 17,259,768 shares are issued prior to the Merger to satisfy all employee share scheme awards and options which cannot be satisfied by a transfer of existing shares held in the First Choice employee benefit trust and that the maximum number of 1,118,034,839 TUI Travel Shares are issued in connection with the Merger:

Name of Shareholder	Number of TUI Travel Shares	Percentage of issued share capital
TUI AG	570,197,778	51.00%
Newton Investment Management	48,465,985	4.33%
M&G Investment Management	48,456,872	4.33%
Legal & General Investment Management	43,446,961	3.89%

Save as disclosed above, the Directors are not aware of any person who is or will be interested directly or indirectly in three per cent. or more of the issued share capital of TUI Travel.

As at 27 June 2007 (the latest practicable Business Day prior to the publication of this document), and so far as is known to TUI Travel, there is one shareholder who, upon Completion, directly or indirectly, jointly or severally, will exercise or could exercise control over TUI Travel, being TUI AG. The Relationship Agreement, which is to be entered into between TUI AG and TUI Travel upon Completion, records the understanding between TUI AG and TUI Travel regarding the governance of TUI Travel, and the exercise of certain entitlements of TUI AG in respect of its TUI Travel Shares, in each case following Completion. Further details of the Relationship Agreement are provided in paragraph 12.1.2 of this Part XI.

None of the major shareholders in TUI Travel has or will have different voting rights. The provisions of the Relationship Agreement relating to the exercise by TUI AG of voting rights in respect of its TUI Travel Shares on resolutions relating to the appointment or removal of Directors are described in paragraph 12.1.2 of this Part XI.

6. Share Schemes

TUI Travel Share Incentive Schemes

Adoption of new Enlarged Group Share Incentive Schemes

TUI Travel has established five employee incentive schemes which may be used after Admission. There are two discretionary employee share schemes for senior executives: the TUI Travel PSP and the TUI Travel DABS, and there are also two all-employee share schemes: the TUI Travel SIP and the TUI Travel SAYE Scheme, both of which will be submitted for approval by HMRC under the Income Tax (Earnings and Pensions) Act 2003. The Board has made no decision whether to operate the TUI Travel SIP and the TUI Travel SAYE Scheme, or either of them, following Admission.

In addition, TUI Travel has established the TUI Travel VCSP which is a discretionary one-off three-year scheme which will be used after Admission and provides for a combination of cash and share incentives designed to maximise the synergistic benefits of the Merger and drive shareholder value creation.

These five schemes (together referred to as the "TUI Travel Incentive Schemes") have been established by the Directors and resolutions will be put to First Choice Shareholders at the First Choice EGM approving the operation of these schemes in principle.

The TUI Travel Remuneration Committee will review the TUI Travel PSP, TUI Travel DABS and TUI Travel VCSP with a view to bringing forward any appropriate proposals for changes to executive incentive schemes at the 2008 AGM.

Set out below is a summary of the principal features of the five schemes.

TUI Travel PSP

Under the TUI Travel PSP, participants will receive conditional allocations of TUI Travel Shares which will be released after a period of three years, provided that pre-set performance targets are satisfied.

Eligibility

Employees (including executive directors) of the Enlarged Group will be eligible to be selected for participation in the TUI Travel PSP, at the discretion of the TUI Travel Remuneration Committee. It is proposed that only executive directors, senior executives and selected professional key employee groups will normally be selected for participation.

Individual Limits

The maximum aggregate market value of shares which may be allocated under the TUI Travel PSP to any employee in any financial year shall not exceed two times that employee's base salary (or, where the TUI Travel Remuneration Committee considers there are exceptional circumstances, four times the employee's base salary). No amount is payable by participants on allocation.

Performance Targets

Allocations will only vest and be released to participants, to the extent that performance targets set by the TUI Travel Remuneration Committee are achieved. No shares will be released unless over the performance period, the performance targets have been met. The performance targets will be based 50 per cent. on earnings per share, and 50 per cent. on total shareholder return. The earnings per share test allows for vesting of the shares where earnings per share growth exceeds RPI growth by at least four per cent. per annum. Between ten per cent. and 100 per cent. of the shares will vest, on a straight-line basis, between four per cent. and 13 per cent., or greater, per annum in excess of RPI growth. The earnings per share target will also be adjusted to take into account (and exclude) the first £100 million of synergy benefits achieved over the three year measurement period.

The total shareholder return test allows for vesting of the shares where performance is above the median of the companies ranked 30th to 100th by market capitalisation at the date of award. Between 15 per cent. and 100 per cent. of the shares will vest, on a straight-line basis, between the median and upper quartile performance, or greater. There will be no retesting of any performance targets.

Vesting of allocations will also be subject to underpins relating to the Group's return on invested capital and weighted average cost of capital, to ensure that shareholder value is not eroded.

The TUI Travel Remuneration Committee will keep the performance targets under review in order to ensure they remain challenging in the context of TUI Travel's business plans. The TUI Travel Remuneration Committee may alter the performance targets as appropriate when making further grants but would not make significant changes to the benefit of participants without consulting shareholders.

Cessation of Employment

If a participant leaves employment before the third anniversary of the allocation date his allocation will normally be forfeited. However, in the event of his death, injury, disability, retirement and (if approved by the TUI Travel Remuneration Committee) redundancy, or upon sale of the business or subsidiary for which he works, or upon his leaving as a result of any reason approved by the TUI Travel Remuneration Committee, allocations will vest, subject to both performance targets having been met to that date and to pro-rating for the time elapsed since the date of allocation. In other circumstances, the TUI Travel Remuneration Committee will have the discretion to allow allocations to vest as above, or to continue to subsist as if the participant had remained in employment until the end of the performance period. In the latter case, vesting will be subject to the three-year performance targets, but will continue to be pro-rated for time elapsed as set out above.

Corporate Events

In the event of a takeover, reconstruction, amalgamation or winding-up of TUI Travel, allocations will normally vest, subject to performance targets having been achieved and to time pro-rating. However, allocations will not vest where participants are offered replacement allocations on equivalent terms over shares in any acquiring company.

In the event of an internal restructuring, allocations will continue, but over replacement shares in the acquiring company and with similar performance targets.

TUI Travel DABS

Under the TUI Travel DABS, participants will be required to defer a proportion of their pre-tax annual performance-related bonus, which will be used to acquire TUI Travel Shares ("deferred shares"). These deferred shares, together with a conditional allocation of ordinary shares ("matching shares") equal to up to four times the number of deferred shares, will be released after a period of three years. The release of the deferred shares will not be subject to any further performance targets. The release of the matching shares will be subject to further pre-set performance targets being satisfied, as described below.

Eligibility

Employees (including executive directors) of the Enlarged Group will be eligible to be selected for participation in the TUI Travel DABS at the discretion of the TUI Travel Remuneration Committee. It is proposed that only executive directors, senior managers and selected professional key employee groups will normally be selected for participation.

Deferred Shares

Where an employee is selected for participation in the TUI Travel DABS, he will be required to invest at least one quarter of his pre-tax annual bonus in deferred shares, subject to the deferral being not less than an amount which may be specified from time to time. The participant may elect to invest up to a further quarter of his pre-tax annual bonus in deferred shares, i.e. an overall maximum of one half of his pre-tax bonus can be invested in deferred shares. The investment in deferred shares will be made at a price per deferred share which is equal to the middle market quotation of a TUI Travel Share on the date of investment.

Performance Targets

Allocations of matching shares will only vest and the shares be released to participants, to the extent that performance targets set by the TUI Travel Remuneration Committee are achieved. The performance targets will be based 75 per cent. on earnings per share and 25 per cent. on total shareholder return. The earnings per share test allows for vesting of the shares where earnings per share growth exceeds RPI growth by at least four per cent. per annum. Between 10 per cent. and 100 per cent. of the shares will vest, on a straight-line basis, between four per cent. and 13 per cent., or greater, per annum in excess of RPI growth. The earnings per share target will also be adjusted to take into account (and exclude) the first £100 million of synergy benefits achieved over the three year measurement period.

The total shareholder return test allows for vesting of the shares where performance is above the median of the companies ranked 30th to 100th by market capitalisation at the date of award. Between 15 per cent. and 100 per cent. of the shares will vest, on a straight-line basis, between the median and upper quartile performance, or greater. There will be no re-testing of any performance targets.

Vesting of allocations of matching shares will also be subject to underpins related to the Enlarged Group's return on invested capital and weighted average cost of capital, to ensure that shareholder value is not eroded.

The TUI Travel Remuneration Committee will keep the performance targets under review in order to ensure they remain challenging in the context of TUI Travel's business plans. The TUI Travel Remuneration Committee may alter the performance targets as appropriate when making further grants but would not make significant changes to the benefit of participants without consulting shareholders.

Cessation of Employment

If a participant leaves employment before the third anniversary of the date of allocation, his matching shares will normally be forfeited. His deferred shares will be released to him at this point (or at such later stage as the matching shares are to be released), unless the cessation of employment is a result of dismissal for gross misconduct, in which case the deferred shares will be forfeited and there will be no release of matching shares.

In certain circumstances, including leaving on account of death, injury, disability, retirement and (if so approved by the TUI Travel Remuneration Committee) redundancy, or upon the sale of the business or subsidiary for which the participant works, allocations of matching shares will vest, subject to both performance targets having been met and to pro-rating for the time elapsed since the date of allocation. In other circumstances, the TUI Travel Remuneration Committee will have the discretion to allow allocations of matching shares to vest as above, or to continue to subsist as if the participant had remained in employment until the end of the performance period. In the latter case, vesting will be subject to the three-year performance targets, but will continue to be pro-rated for time elapsed as set out above.

Corporate Events

In the event of a takeover, reconstruction or amalgamation or winding-up of TUI Travel, allocations of matching shares will normally vest subject to performance targets having been achieved and time pro-rating. Deferred shares will also be released at this point. However, no allocations will vest where participants are offered replacement allocations of matching and deferred shares on equivalent terms over shares in any acquiring company.

In the event of an internal restructuring, allocations of matching shares will continue, but over replacement shares in the new company, and with similar performance targets, and no deferred shares will be released early.

TUI Travel Sharesave Scheme

The TUI Travel SAYE Scheme will provide for the grant of options over TUI Travel Shares to be purchased out of the proceeds of a linked SAYE savings account with a bank or building society. Whether, and when, any grants will be made will be determined by the Board.

Eligibility

All UK employees of the Enlarged Group who have worked for any qualifying period as may be determined by the Board (but not to exceed five years) and any other employees (including overseas employees nominated by the Board) will be eligible to participate in the scheme.

Grant Price

Options may be granted at an acquisition price which is not less than 80 per cent. of the middle market quotation of a TUI Travel Share on the London Stock Exchange dealing day (or average over the three dealing days) immediately before the day invitations are sent out (or some other date agreed with HMRC). If shares are to be subscribed, the acquisition price will also not be lower than nominal value.

Grant Period

Invitations for the grant of options will normally only be issued within the 42-day period following TUI Travel's announcement of results for any period, or there being exceptional circumstances which justify the grant of options at that time. Options will normally be granted within the period of 30 days following the earliest dealing day by reference to which the exercise price of an option was fixed.

Leaving employment

Normally, options lapse on leaving employment. However, if a participant ceases employment with any company in the Enlarged Group by reason of death, injury, ill health or disability, redundancy, retirement or on the sale of their employing company or business out of the Enlarged Group, options may be exercised during a six-month period following the cessation of employment. Exercise is also allowed where the participant leaves employment for any other reason (except dismissal for gross misconduct), provided that the option has been held for at least three years. If any option is exercised early, the participant may only exercise to the extent of his or her accumulated savings under the savings contract (together with any interest due).

Corporate events

Options may be exercised in the event of a takeover, reconstruction or amalgamation or winding-up of TUI Travel, to the extent of the accumulated savings under the participant's savings contract (together with any interest due). In the event of another company acquiring control of TUI Travel, participants may in certain circumstances be allowed to exchange their options for options over shares in the acquiring company.

TUI Travel SIP

The TUI Travel SIP is constituted under a trust deed and rules which will provide for TUI Travel to make various types of award over TUI Travel Shares which are held by trustees on behalf of participants. Whether, and when, any grants will be made will be determined by the Board.

Eligibility

All UK employees of the Enlarged Group with the requisite qualifying period of service (which will be determined by the Board from time to time and may not exceed 18 months qualifying service) are entitled to participate. Overseas employees who would otherwise qualify, but who do not pay UK tax, may be invited to participate.

Free Shares

The TUI Travel SIP allows for awards of up to £3,000 worth of free shares in total in any tax year. Awards may be made on the basis of equal numbers of shares, pro-rata earnings or on the basis of other similar terms including objective performance conditions achieved prior to the making of the awards.

Partnership Shares

The TUI Travel SIP allows for participants to purchase up to £1,500 worth of shares (or ten per cent. of the participant's annual salary, if less) in total in any tax year. Deductions may be made from salary each month, or may be accumulated over a period of up to 12 months and then applied in the acquisition of shares. Any lump sum purchases may also be made within the statutory limit.

Matching Shares

The TUI Travel SIP allows for additional free shares to be awarded based on the number of partnership shares acquired. The maximum award per employee is two matching shares for each partnership share—up to £3,000 worth of matching shares in total in any tax year.

Dividend Shares

The TUI Travel SIP also allows for the reinvestment in shares of up to £1,500 worth of cash dividends in total in any tax year.

Acquisition of Shares

The trustees may buy shares in the market or subscribe for new shares. Free and matching shares are funded by participating Enlarged Group companies.

Holding Period

Free shares and matching shares must be held in the TUI Travel SIP for a holding period which expires between three and five years after award, or, if earlier, when the participant ceases to be employed by an Enlarged Group company. Dividend shares must remain in the TUI Travel SIP for a holding period of three years or, if earlier, until the participant ceases to be employed within the Enlarged Group. Partnership shares may be withdrawn from the TUI Travel SIP at any time subject to any PAYE liabilities which may be due.

Voting, Dividend and Other Rights

While the shares are held in the TUI Travel SIP, the participant remains the beneficial owner and is entitled to receive dividends (subject to any reinvestment in dividend shares) and, through the TUI Travel SIP, to vote and to participate in substantially the same way as other shareholders. Shares may be left in the TUI Travel SIP until the participant ceases to be employed within the Enlarged Group.

Forfeiture

Free and matching shares may be forfeited if the participant ceases to be employed within the Enlarged Group before the expiry of a period specified by the Board (not exceeding three years) beginning with the date of award of such shares, unless he leaves employment due to injury, ill health, disability, redundancy, sale of the business or subsidiary by which he is employed, death or retirement. The Board may also provide that, if a participant withdraws his partnership shares from the TUI Travel SIP within three years of the date on which they were acquired, his corresponding matching shares shall be forfeited.

Corporate Events

Participants' shares are dealt with in the same way as any other shareholder upon a takeover or reconstruction. Any shares issued to the TUI Travel SIP in place of any shares on a takeover or reconstruction will be held in the TUI Travel SIP.

TUI Travel VCSP

Under the TUI Travel VCSP, which is a one-off three year plan, participants will receive an award which will be satisfied by a combination of cash and TUI Travel Shares provided that pre-set performance targets are satisfied. The performance targets will be based on the achievement of the synergistic objectives of the Merger.

Eligibility

The TUI Travel Remuneration Committee will nominate executive Directors and senior executives for participation in the plan. Up to 12 Directors and senior executives of TUI Travel are expected to participate.

Individual Limits

The maximum aggregate limit on awards for any individual under the TUI Travel VCSP will vary according to his level of responsibility, but the maximum award over three years will be no greater than an amount between 225 per cent. and 450 per cent. of base salary before statutory deductions for PAYE and similar liabilities. The awards will be a combination of cash and shares, which will vest in three tranches over three years, as shown below:

Tranche 1 (2007/2008): 50 per cent. cash and 50 per cent. shares;

Tranche 2 (2008/2009): 50 per cent. cash and 50 per cent. shares; and

Tranche 3 (2009/2010): 100 per cent. cash.

While any cash entitlement will be paid annually, no shares will be released until the end of the three-year period.

Performance Target

The vesting of the annual tranches will be subject to the achievement of annual performance targets over the three-year period—2007/2008 to 2009/2010. The release of the share elements will be subject to a further overall three-year performance target. The performance targets will be set by the TUI Travel Remuneration Committee and will be based upon the achievement of the synergistic benefits of the Merger and margin enhancement. Following consultation with key institutional shareholders, the overall three year performance targets have been set at a "target" of £100 million (below which no vesting will occur) with a payment and vesting scale up to a stretch level of £150 million. The TUI Travel Remuneration Committee will set targets for the first two years of the plan consistent with the achievement of the overall three-year performance targets. In addition, the Remuneration Committee will set annual margin targets (below which no payment or vesting will occur). This is intended to ensure that synergy benefits translate to enhanced margins for the Enlarged Group.

At target annual performance, the proportion vesting under each annual tranche will be in the range of 37.5 per cent. to 75 per cent. of salary. For the achievement of annual stretching performance measures, the proportion vesting under each annual tranche will be in the range of 75 per cent. to 150 per cent. of salary. Annual performance will relate to the achievement of annual synergistic benefits of the Merger and will be subject to an annual margin enhancement underpin.

Cessation of Employment

If a participant leaves employment before the end of the three-year performance period his award will normally be forfeited. However, in the event of his death, injury, ill health, disability, retirement, and (if approved by the TUI Travel Remuneration Committee) redundancy, or on a sale of the business or subsidiary for which he works, or upon his leaving as a result of any reason approved by the TUI Travel Remuneration Committee, any unvested awards will lapse. The share elements of each tranche will vest, subject to performance targets having been met to that date and pro-rating for time elapsed compared to the total length of the performance period. In other circumstances, the TUI Travel Remuneration Committee will have discretion to allow the share elements in any outstanding tranches to vest as above, or to continue to subsist, as if the participant had remained in employment until the end of the performance period. In the latter case, vesting will be subject to the three-year performance targets but will continue to be pro-rated for time elapsed as set out above.

Corporate Events

In the event of a takeover, reconstruction, amalgamation or winding-up of TUI Travel, awards will normally vest, subject to performance targets having been achieved and to time pro-rating. However, awards will not vest where participants are offered replacement awards on equivalent terms over shares in any acquiring company.

In the event of an internal restructuring, awards will continue, but over replacement shares in the acquiring company and with similar performance targets.

Provisions relating to all TUI Travel Incentive Schemes

Scheme Limits

The maximum number of new ordinary shares which may be issued or issuable under the TUI Travel Incentive Schemes shall be as follows:

- in any ten-year period, not more than five per cent. of the ordinary share capital of TUI Travel from time to time under the TUI Travel PSP, the TUI Travel DABS and the TUI Travel VCSP; and
- in any ten-year period, not more than ten per cent. of the ordinary share capital of TUI Travel from time to time under all TUI Travel Incentive Schemes.

For the purpose of these limits no accounts will be taken of any shares where the right to acquire the shares has been released, lapsed or otherwise become incapable of exercise or vesting.

The current guidelines issued by the Association of British Insurers ("ABI") state that the transfer of treasury shares should count towards the overall scheme limits outlined above. These guidelines will be reflected in the trust deed and rules of each of the TUI Travel Incentive Schemes for as long as this remains ABI policy.

Scheme Shares

All awards and options which are granted over TUI Travel Shares will be over shares which may be new issue, treasury shares or purchased by any trustees in the market.

Non-Executive Directors

Non-Executive Directors cannot participate in any of the TUI Travel Incentive Schemes.

Non-pensionable benefits

All of the benefits under the TUI Travel Incentive Schemes are non-pensionable.

Non-transferability

Allocations and awards under the TUI Travel Incentive Schemes will not be transferable (other than to the participant's personal representatives in the event of his or her death).

Variations of Share Capital

Allocations under the TUI Travel PSP, TUI Travel DABS, TUI Travel SAYE Scheme and TUI Travel VCSP may be adjusted following certain variations in the ordinary share capital of TUI Travel including a capitalisation, rights issue or sub-division, consolidation or reduction of capital of TUI Travel. The prior approval of HMRC is required for adjustment of options under the TUI Travel SAYE Scheme.

Rights attaching to shares

Shares to be issued and allotted under the TUI Travel Incentive Schemes will rank equally with all other ordinary shares then in issue but will not qualify for dividends or other rights arising by reference to a prior record date.

Alterations to the schemes

The Board (or the TUI Travel Remuneration Committee) may amend the TUI Travel Incentive Schemes provided that the prior approval of shareholders is obtained for any amendments to the advantage of participants in respect of eligibility, the limits on participation, the overall limits on the issue of TUI Travel Shares under the TUI Travel Incentive Schemes, or the transfer of treasury shares under the TUI Travel Incentive Schemes, the basis for determining a participant's entitlement to, and the terms of, TUI Travel Shares or cash provided under the TUI Travel Incentive Schemes and the adjustment of such awards or options. However, shareholders' approval will not be required for minor administrative changes or any alteration to take account of any change in legislation or any alteration required to obtain or maintain favourable tax, exchange control or regulatory treatment. No amendment to any key feature will be made to the TUI Travel SAYE Scheme or TUI Travel SIP without the prior approval of HMRC.

Extension of the schemes overseas

The terms of each of the TUI Travel Incentive Schemes provide the Board with the power to extend the schemes to countries outside the UK taking account of local tax, exchange control, or securities laws in the relevant jurisdictions, by either making conditional allocations in TUI Travel Shares or equivalent phantom allocations, where the awards would be satisfied in cash. Share awards under any such arrangements for overseas employees will count against the limits on the issue of shares under the TUI Travel Incentive Schemes and will not provide participants with benefits greater than those provided under those schemes.

Termination

None of the TUI Travel Incentive Schemes will be operated more than ten years after adoption without shareholder approval. The TUI Travel Remuneration Committee or the Board, as appropriate, will regularly review the operation of the TUI Travel Incentive Schemes.

First Choice Share Schemes

First Choice currently operates the First Choice PSP, the First Choice DABS and the First Choice SIP which are similar to the proposed TUI Travel PSP, TUI Travel DABS and TUI Travel SIP. In addition, there are two legacy schemes with residual outstanding awards: the First Choice RSP and the First Choice SEP.

As a result of the Scheme there will be no further awards granted under the First Choice Share Schemes and all outstanding awards will either vest to the extent permitted in accordance with the rules or be replaced by equivalent awards over TUI Travel Shares as explained below.

First Choice PSP

There are awards outstanding over approximately 5,430,701 First Choice Shares under the First Choice PSP (as at the latest practicable date before the publication of this document). It is expected that only a proportion of these shares will be released upon the Court sanction of the Scheme after taking account of the level of performance to date and time pro-rating for the early release of the shares. Upon applying pro-rating for time, the First Choice Remuneration Committee has determined a maximum of two thirds of the 2005 awards, one half of the 2006 awards and one third of the 2007 awards could potentially be released. The First Choice Remuneration Committee will determine the proportion of the awards which will be released based on performance to that

time, shortly before the date of Court sanction. The release of shares will be subject to income tax and National Insurance contributions (or an equivalent social security liability).

The First Choice Remuneration Committee has also determined that the balance of the shares which are ineligible for release to date on account of the pro-rating for time rules (one third of the shares in the case of the 2005 awards, one half of the shares in the case of the 2006 awards, and two thirds in the case of the 2007 awards) will be eligible for replacement awards over TUI Travel Shares of equivalent value (or, in the case of certain awards, granted mostly to pilots, replacement awards over cash or alternative benefits of equivalent value) which may be held until the normal release date under the terms of the First Choice PSP, subject to the achievement of the performance targets and pro-rating for time (if the award is released early upon cessation of employment or a corporate event).

First Choice DABS

There are awards outstanding over approximately 877,704 First Choice Shares under awards of deferred shares ("Deferred Awards") and 3,062,466 First Choice Shares under awards of matching shares ("Matching Awards") under the First Choice DABS (as at the latest practicable date before the publication of this document). All of the Deferred Awards, which were awarded in lieu of bonuses, and a proportion of the Matching Awards, will be released upon the Court sanction of the Scheme after taking account of the level of performance to that date and time pro-rating for the early release of shares. Upon applying pro-rating for time, the First Choice Remuneration Committee has determined a maximum of two-thirds of the 2005 awards and one third of the 2007 awards could potentially be released. The First Choice Remuneration Committee will determine the proportion of the matching awards which will be released based on performance to that time shortly before the date of Court sanction.

The release of shares will be subject to income tax and National Insurance contributions (or an equivalent social security liability).

The First Choice Remuneration Committee has determined that participants will also receive a cash sum equivalent to the dividends to which they would have been entitled in respect of their Deferred Awards.

The First Choice Remuneration Committee has also determined that the balance of the matching shares which are ineligible for release taking account of the pro-rating for time rules (one third of the shares in the case of the 2005 awards and two thirds of the shares in the case of the 2007 awards) will instead be eligible for replacement awards over TUI Travel Shares of equivalent value which may be held until the normal release date under the First Choice DABS, subject to the achievement of performance targets and pro-rating for time (if the award is released early upon cessation of employment of a corporate event).

First Choice RSP

There are approximately 3,700,974 First Choice Shares outstanding under the First Choice RSP (as at the latest practicable date prior to the publication of this document).

The rules provide that upon the Court sanctioning of the Scheme, the First Choice Remuneration Committee can determine whether to release all or part of any award. In view of the performance to date the First Choice Remuneration Committee has determined that the awards should be released in full.

The exercise of the released awards will be subject to income tax and National Insurance contributions (or an equivalent social security liability).

First Choice SEP

There are options outstanding over approximately 5,861,995 First Choice Shares under the First Choice SEP (as at the latest practicable date before the publication of this document).

The rules provide that all of the shares will be exercisable upon a Scheme without regard to performance. The exercise of the options will be subject to the Court sanctioning the Scheme of Arrangement and to the payment of the option price (representing market value at the date of grant), income tax, and National Insurance contributions (or an equivalent social security liability).

First Choice SIP

There are approximately 879,157 First Choice Shares held under the First Choice SIP (as at the latest practicable date before publication of this document).

The existing First Choice Shares held under the First Choice SIP will be replaced by TUI Travel Shares under the Scheme on the same basis as First Choice Shareholders will exchange their First Choice Shares under the Scheme. The replacement TUI Travel Shares will then be held under the First Choice SIP on the same terms and conditions as the current First Choice Shares. First Choice employees may be allowed to continue to save under the SIP for TUI Travel Shares after the merger on the same terms as they presently save for First Choice Shares.

7. Pensions

TUI Tourism

TUI Northern Europe has six defined benefit schemes. These are the TUI Pension Scheme (UK), the Britannia Airways Limited Superannuation and Life Assurance Scheme, the Orion Airways Pension and Life Assurance Scheme, the Jetsave Retirement Benefits Plan, the TUI Northern Europe Executive Pension Scheme No 2 and the Callers 1978 Pension & Life Assurance Scheme.

TUI Northern Europe also has two deferred members and one pensioner member in an unfunded unapproved retirement benefit plan.

The last formal valuation of the TUI Pension Scheme (UK) was prepared as at 31 March 2005 when, on an ongoing basis, the aggregate value of the assets was £234.1 million, and the total value of assets required to provide past service benefits was £307.1 million, giving rise to a funding shortfall on an ongoing basis of £73 million. Since 1 April 2006, TUI Northern Europe made normal contributions of 25 per cent. of members' pensionable salaries. As at 31 December 2006, 75 per cent. of the total plan assets were held as equities, nine per cent. are held as corporate bonds, nine per cent. are held as government bonds and seven per cent. are held as cash.

On an accounting basis, as at 31 December 2006 it was estimated that the value of the assets and liabilities of the TUI Pension Scheme (UK) were:

	As at 31 December 2006	As at 31 December 2005
Market value of scheme assets	£331.6 million	£284.9 million
Present value of funded obligations	£446.7 million	£430.3 million
Recognised liability for defined benefit obligations	£115.2 million	£145.4 million

Employer contributions to the TUI Pension Scheme (UK) during the year ended 31 December 2006 were:

	Year ended 31 December 2006	Year ended 31 December 2005
Employer contributions	£25.9 million	£17.5 million

In relation to the defined benefit section of the Britannia Airways Limited Superannuation and Life Assurance Scheme (Britannia Airways is now known as Thomsonfly), an IAS 19 report for the year

ending 31 December 2006, using an FRS 17 style method, estimated that the value of the assets and liabilities of the Britannia Airways Limited Scheme were:

	As at 31 December 2006	As at 31 December 2005
Market value of scheme assets	£439.5 million	£408.4 million
Present value of funded obligations	£662.4 million	£747.3 million
Recognised liability for defined benefit obligations	£222.9 million	£338.9 million

Employer contributions to the Britannia Scheme during the year ended 31 December 2006 were:

	Year ended 31 December 2006	Year ended 31 December 2005
Employer contributions	£16.9 million	£17.1 million

According to the preliminary actuarial valuation results of the Orion Airways Pension and Life Assurance Scheme, as at 31 March 2006 the scheme had a deficit of £1.22 million. The same valuation records that, following the March 2004 actuarial valuation, the employer agreed to pay contributions of £120,000 per annum in order to pay off the ongoing deficit of the scheme. However, the 2006 preliminary results suggest that additional employer "top-up" contributions would be required to eliminate the past service deficit.

According to an actuarial report on the Jetsave Retirement Benefits Plan in December 2004, the scheme had a deficit of £1.41 million. Independent pensions consultants have suggested that the funding level of employer contributions should be £20,000 per month for the period 1 November 2004 to 31 March 2006 and £11,000 per month thereafter.

The Callers 1978 Pension & Life Assurance Scheme is in the process of being wound up with the benefits being bought out with an insurance company. The formal wind up commenced in December 2004. According to the actuarial valuation report for the Callers 1978 Pension & Life Assurance Scheme at 1 April 2005, the scheme's assets represent 82 per cent. of the amount required to cover all of its accrued liabilities yet to be secured.

Certain aspects of the pension arrangements are further discussed in the "Risk Factors" section of this document.

First Choice

The First Choice Group operates pension schemes for employees who are eligible and wishing to participate in the schemes. The First Choice Group sponsors three defined benefit pension schemes which are the Air 2000 Limited Retirement Benefits scheme, the Unijet Group Plc Final Salary scheme (together the "UK Defined Benefit Schemes") and the Emerald Star Limited pension scheme. All three defined benefit pension schemes are closed to new entrants.

Although no formal valuations of the First Choice Group's defined benefit pension schemes have been carried out since 1 November 2003 (and 1 July 2005 in relation to the Emerald Star Limited pension scheme), the independent scheme actuary has estimated the total pension deficit as at 31 October 2006. At 31 October 2006, on an IAS 19 basis, the aggregate value of the assets and liabilities of those pension schemes was estimated to be:

	As at 31 October 2006
Fair value of assets	£67.0 million
Present value of funded obligations	(£91.7) million
Recognised liability for defined benefit obligations	(£24.7) million

Of the IAS 19 liability of £24.7 million, £14.0 million related to the Air 2000 scheme and £11.2 million related to the Unijet scheme.

The Trustees have indicated that they may request that TUI Travel becomes the principal employer of the UK Defined Benefit Schemes following Completion.

Special employer contributions are payable in respect of the Air 2000 scheme and the Unijet scheme as follows:

	Air 2000 scheme	Unijet scheme
Paid on 1 June 2006	£3.5 million	£2.5 million
Payable by 1 June 2007	£3.4 million	£2.45 million
Payable by 1 June 2008, 2009 and 2010	£0.9 million	£1.2 million

Source: First Choice Annual report and current schedule of contributions

The First Choice Group also operates defined contribution pension schemes for employees and executive directors. The Non-Executive directors of First Choice do not participate in the First Choice Group's pension schemes. The First Choice Group contribution rate for the Chief Executive is 50 per cent. of base salary which is paid into a self-invested personal pension. Contributions in excess of the HMRC annual allowance are made as non-pensionable cash payments equivalent to the First Choice Group's contractual pension contribution. The First Choice Group contribution rate for the other Executive directors is 25 per cent. of base salary.

The Trustees are considering requesting that TUI Travel becomes the principal employer of the UK Defined Benefit Schemes following Completion.

The Trustees of the UK Defined Benefit Schemes are currently conducting an actuarial valuation of the schemes which must be finalised by 1 February 2008. As part of that valuation process, the effect of the transaction on the covenant of First Choice Airways Limited, the main employer of members of the UK Defined Benefit Schemes, will be assessed.

The directors have been advised that the transaction is not a Type A transaction for the purposes of the Pensions Regulator's clearance guidance and no application for clearance is being made. On completion, the transaction will be notified to the Pensions Regulator as a Notifiable Event under the Pensions Regulator (Notifiable Events) Regulations 2005.

Certain aspects of the pension arrangements are further discussed in the "Risk Factors" section of this document.

8. Taxation

The following statements, which are intended as a general guide only and are based on current legislation and the current practice of HMRC, summarise certain limited aspects of the United Kingdom taxation treatment of the Merger. They relate only to the position of TUI Travel Shareholders who (unless the position of non-United Kingdom resident TUI Travel Shareholders is expressly referred to) are resident or ordinarily resident in the United Kingdom for United Kingdom tax purposes, who hold their TUI Travel Shares as an investment and who are absolute beneficial owners of their TUI Travel Shares. The statements may not apply to certain classes of TUI Travel Shareholders, such as market makers, brokers, dealers in securities, intermediaries, persons connected with depositary arrangements or clearance services or persons regarded as having obtained their TUI Travel Shares by reason of their employment. The statements are not intended to be, and should not be construed to be, legal or taxation advice to any particular TUI Travel Shareholder.

Any TUI Travel Shareholders who are in doubt as to their tax position or who are subject to taxation in any jurisdiction other than the United Kingdom should consult their own professional advisers without delay.

United Kingdom Taxation of Chargeable Gains

Liability to United Kingdom taxation of chargeable gains will depend on the individual circumstances of TUI Travel Shareholders.

A First Choice Shareholder should not be treated as making a disposal of his First Choice Shares for the purposes of United Kingdom taxation of chargeable gains to the extent that he receives TUI Travel Shares under the Merger. Any chargeable gain or allowable loss which would otherwise

have arisen on a disposal of his First Choice Shares will be "rolled-over" into the TUI Travel Shares so that the TUI Travel Shares will be treated as the same asset as the First Choice Shares, acquired at the same time as the First Choice Shares and for the same acquisition cost.

First Choice Shareholders are advised that clearance has been obtained from HMRC under Section 138 of the Taxation of Chargeable Gains Act 1992 (the "TCGA") that Section 137 TCGA shall not have effect in respect of the Merger. Therefore, the Merger should not be treated as being undertaken otherwise than for bona fide commercial reasons or for a main tax avoidance purpose and Section 137 TCGA should not be capable of applying to preclude the above "roll-over" treatment. For a First Choice Shareholder who, together with persons connected with him or her, holds more than five per cent. of the First Choice Shares.

A subsequent disposal of TUI Travel Shares by a TUI Travel Shareholder who is either resident or ordinarily resident in the United Kingdom may, subject to the TUI Travel Shareholder's circumstances and any available exemption or relief, give rise to a chargeable gain (or allowable loss) for the purposes of United Kingdom taxation of chargeable gains.

Dividends on the TUI Travel Shares

Under current United Kingdom taxation legislation, there is no United Kingdom withholding tax on dividends.

(i) Non-corporate holders of TUI Travel Shares

A holder of TUI Travel Shares who is an individual resident in the United Kingdom for United Kingdom tax purposes and who receives a dividend from TUI Travel will generally be entitled to a tax credit which such shareholder may set off against his total income tax liability on the dividend. The value of the tax credit is currently equal to ten per cent. of the aggregate of the dividend and the related tax credit (the "gross dividend"), which is also equal to one-ninth of the cash dividend received.

A United Kingdom resident individual shareholder who is liable to income tax at the starting or basic rate will be subject to tax on the dividend at the rate of ten per cent. of the gross dividend, so that the tax credit will satisfy in full such shareholder's liability to income tax in respect of the gross dividend. In the case of a United Kingdom resident individual shareholder who is liable to income tax at the higher rate of 32.5 per cent. on the cash dividend and related tax credit, the tax credit will be set against but not fully match his tax liability on the gross dividend and he will have to account for additional tax equal to 22.5 per cent. of the gross dividend (which is also equal to 25 per cent. of the cash dividend received) to the extent that the gross dividend when treated as the top slice of his income falls above the threshold for higher rate income tax. For example, a dividend of £80 will carry a tax credit of £8.89. The income tax payable by a higher rate taxpayer would be 32.5 per cent. of £88.89, namely £28.89, less the tax credit of £8.89, leaving a net tax liability of £20.

Generally, non-corporate holders of TUI Travel Shares who are resident in the United Kingdom but who are not liable to income tax or corporation tax on dividends including pension funds and charities, will not be entitled to claim repayment of the tax credit attaching to dividends paid by TUI Travel.

TUI Travel Shareholders who hold their TUI Travel Shares in an ISA or PEP are exempt from tax on dividends paid by TUI Travel but are not entitled to recover the tax credit on the dividends paid from HMRC.

(ii) Corporate Holders of TUI Travel Shares

Holders of TUI Travel Shares within the charge to corporation tax and resident for tax purposes in the United Kingdom will generally not be subject to corporation tax on dividends received from TUI Travel. Those shareholders will not be entitled to claim repayment of tax credits attaching to dividends.

Stamp Duty and Stamp Duty Reserve Tax ("SDRT")

No stamp duty or SDRT will be payable by TUI Travel Shareholders on the allotment, issue or registration of TUI Travel Shares.

A transfer for value of TUI Travel Shares outside the CREST system will generally be subject to United Kingdom stamp duty or to SDRT. Stamp duty and SDRT are normally the liability of a purchaser. Stamp duty is generally payable on an instrument transferring TUI Travel Shares at the rate of 0.5 per cent. of the amount or value of the consideration for the transfer of the TUI Travel Shares (rounded up to the nearest £5). A charge to SDRT will also normally arise on an unconditional agreement to transfer TUI Travel Shares equal to 0.5 per cent. of the amount or value of the consideration payable for the transfer. However, if within six years of the date on which the agreement is made (or, if that agreement is conditional, the date on which the condition is satisfied) an instrument of transfer is executed pursuant to the agreement and duly stamped, any SDRT paid will be refunded (generally, but not necessarily, with interest) provided that a claim for repayment is made within the six year period, and any outstanding liability to SDRT will be cancelled.

Paperless transfers of TUI Travel Shares within CREST are generally liable to SDRT, rather than stamp duty, at the rate of 0.5 per cent. of the amount or value of the consideration payable. CRESTCo is obliged to collect SDRT from the purchaser of TUI Travel Shares on relevant transactions settled within the system. Deposits of TUI Travel Shares in CREST will not be subject to stamp duty and, unless the transfer into CREST is itself for consideration, will not be subject to SDRT. Special rules may apply to the transfer or deposit of shares into any depositary receipt or clearance service arrangement and in relation to market intermediaries.

Personal Equity Plans ("PEPs") and Individual Savings Accounts ("ISAs")

TUI Travel Shares should be eligible to be held within a PEP or an ISA as qualifying securities. Shareholders are reminded that no new subscription may now be made to PEPs.

9. Principal Subsidiary Undertakings and Other Undertakings

TUI Travel's principal subsidiaries and associated undertakings (each of which are considered by TUI Travel to be likely to have a significant effect on the assessment of assets and liabilities, the financial position and/or the profits and losses of the Enlarged Group) will, on Completion, be as follows:

TUI Tourism

Subsidiary	Countries of incorporation	Principal activities	Percentage to be held by TUI Travel
Berge & Meer Touristik GmbH	Germany	Tour operator	100
Corsair S.A.	France	Airline	98.9
Groupe Nouvelles Frontières S.A.S	France	Tour operator	100
Hapag-Lloyd Express GmbH	Germany	Airline	100
Hapag-Lloyd Fluggesellschaft mbH	Germany	Airline	100
JetAir N.V.	Belgium	Tour operator	100
Touraventure S.A.	France	Tour operator	100
TUI Deutschland GmbH	Germany	Tour operator	100
TUI Nederland N.V.	The Netherlands	Tour operator	100
TUI Northern Europe Limited	United Kingdom	Holding Company for tour operators and airlines	100
TUI Holding (Spain) S.L.	Spain	Holding company for incoming agencies	100

First Choice

Subsidiary	Countries of incorporation	Principal activities	Percentage to be held by TUI Travel
Hotelbeds Spain SLU	Spain	Destination services	100
Crown Blue Line Limited	United Kingdom	Tour operator	100
EEFC, Inc.	USA	Tour operator	100
Exodus Travels Limited	United Kingdom	Tour operator	100
Falcon Leisure Group (Overseas) Limited	United Kingdom	Tour operator	100
First Choice Airways Limited	United Kingdom	Airline	100
First Choice Canada Inc	Canada	Tour operator	100
First Choice Holidays & Flights Limited	United Kingdom	Tour operator	100
First Choice Nederland BV	Netherlands	Tour operator	100
First Choice Retail Limited	United Kingdom	Travel agent	100
Groupe Marmara SAS	France	Tour operator	100
Hayes & Jarvis (Travel) Limited	United Kingdom	Tour operator	100
Hotelbeds SLU	Spain	Online accommodation	100
Hotelopia SL	Spain	Online accommodation	100
I Viaggi del Turchese Srl	Italy	Tour operator	100
MyPlanet International A/S	Denmark	Tour operator	90
Pacific World Limited	Hong Kong	Destination services	100
Peregrine Adventures Pty Ltd	Australia	Tour operator	100
Ski Bound Limited	United Kingdom	Tour operator	100
StudentCity.com, Inc	USA	Tour operator	100
Sunsail Limited	United Kingdom	Tour operator	100
Sunsail Worldwide Sailing Limited	United Kingdom	Tour operator	100
TCS Expeditions, Inc	USA	Tour operator	100
The Moorings Limited	British Virgin Islands	Tour operator	100
Your Man Tours, Inc	USA	Tour operator	100

10. Principal Establishments

TUI Travel's principal establishments will, on Completion, be as follows:

TUI Tourism

TUI Belgium N.V., Gistelsesteenweg 1, 8400 Ostende, Belgium

TUI Deutschland GmbH, Karl-Wiechert-Allee 23, 30625 Hanover, Germany

Corsairfly S.A., 2 Avenue Charles Lindbergh, 94636 Rungis Cedex, France

TUI Nederland N.V., Volmerlaan 3, 2288 GC Rijswijk, The Netherlands

TUI Nordic Holding AB, Söder Mälarstrand 27, 11785 Stockholm, Sweden

TUI Austria Holding AG, Landstrasser Hauptstraße 153-155, 1030 Vienna, Austria

TUI Suisse Ltd., Friesenbergstrasse 75, 8036 Zurich, Switzerland

TUI Northern Europe Limited, Wigmore House, Wigmore Place, Wigmore Lane, Luton, LU2 9TN, United Kingdom

TUI España Turismo S.A., Camino Viejo de Bunyola, 43, 07009 Palma de Mallorca, Spain

Hapag-Lloyd Fluggesellschaft mbH, Flughafenstraße 10, 30855 Langenhagen, Germany

Nouvelles Frontières S.A., Immeuble Terra Nova 2, 74, rue de Lagny, 93107 Montreuil Cedex, France

First Choice

First Choice House, London Road, Crawley, West Sussex, RH10 9GX, United Kingdom

Hotelbeds, Calle Perez Galdos, 34, 07006, Palma de Mallorca, Spain

11. Summary of Principal Investments

TUI Tourism

TUI Tourism has not made any principal investments for the financial periods ended 31 December 2004, 2005 and 2006, nor for the period between 31 December 2006 and 27 June 2007 (the latest practicable Business Day prior to the publication of this document). TUI Tourism has no principal investments which are in progress. The directors of TUI Tourism have made no firm commitments concerning future principal investments.

First Choice

First Choice has made the following principal investments for the financial periods ended 31 October 2004, 2005 and 2006 and for the period between 31 October 2006 and 27 June 2007 (the latest practicable Business Day prior to the publication of this document):

- In December 2005, the Grand Expeditions companies were acquired for a total consideration of £54 million.
- In January 2006, INTRAV, Inc. was acquired for a total consideration of £36 million.
- In June 2006, Your Man Tours, Inc. was acquired for an initial consideration of £24 million.
- In December 2006, Late Rooms Ltd was acquired for an initial consideration of £108 million with a further maximum of £12 million payable depending on performance over the next three years.

First Choice has no principal investments which are in progress. The directors of First Choice have made no firm commitments concerning future principal investments.

12. Material Contracts

12.1 TUI Travel

The following are all the contracts (not being contracts entered into in the ordinary course of business) that have been entered into by TUI Travel and its subsidiaries: (i) within the two years immediately preceding the date of this document which are, or may be, material to TUI Travel or its subsidiaries; or (ii) at any time and contain obligations or entitlements which are, or may be, material to TUI Travel or its subsidiaries as at the date of this document:

12.1.1 The Merger Agreement

The Merger Agreement is summarised in paragraph 5 of Part III of this document.

12.1.2 The Relationship Agreement

Following Completion, TUI AG will hold 51 per cent. of the TUI Travel Shares on a fully diluted basis. The Relationship Agreement records the understanding between TUI AG and TUI Travel regarding the relationship between them and the governance of TUI Travel. The Relationship Agreement was entered into on 29 June 2007 to take effect conditional upon Completion.

The Relationship Agreement will remain in force until either the shares are no longer admitted to listing on the Official List and to trading on the London Stock Exchange, or TUI AG has less than ten per cent. of the rights to vote at general meetings of TUI Travel. In addition, in the event that a person (acting alone or in concert with other persons) acquires control of TUI AG during the term of the Relationship Agreement, TUI AG will lose certain rights under the Relationship Agreement including its rights in respect of the composition of the Board described below.

The Relationship Agreement sets out the agreement of TUI AG and TUI Travel as to the composition of the Board as follows:

(a) the Board shall have a maximum of 17 Directors, a majority of whom shall be independent;

(b) for so long as TUI AG holds 30 per cent. or more of the voting rights in TUI Travel, it may appoint two Non-Executive Directors (being "Shareholder Directors");

(c) for so long as TUI AG holds 40 per cent. or more of the voting rights in TUI Travel, it may appoint one of the Shareholder Directors to the position of chairman of the Board, in which case the chief executive of TUI Travel will be appointed by the Board but subject to TUI AG's prior approval, provided that if TUI AG rejects three candidates nominated by the Board, TUI AG may nominate a candidate whose appointment will require the support of at least three independent Non-Executive Directors. If this process does not lead to an appointment of a Chief Executive, the matter will be put to the vote of the TUI Travel Shareholders (including TUI AG);

(d) for so long as TUI AG holds 40 per cent. or more of the voting rights in TUI Travel, TUI AG may relinquish its right to appoint the chairman of the Board and in return have the right to appoint the Chief Executive who shall constitute one of TUI AG's two Shareholder Directors. If this right is invoked, the chairman will be appointed by the Board but subject to TUI AG's prior approval, provided that if TUI AG rejects three candidates nominated by the Board, TUI AG may nominate a candidate whose appointment will require the support of at least three independent Non-Executive Directors. If this process does not lead to an appointment, the matter will be put to the vote of the TUI Travel Shareholders (including TUI AG);

(e) if TUI AG holds less than 40 per cent. of the voting shares of TUI Travel, for so long as it holds 30 per cent. or more of the voting rights of TUI Travel, the Board will appoint the chairman but subject to TUI AG's prior approval, provided that if TUI AG rejects three candidates nominated by the Board, TUI AG may nominate a candidate whose appointment will require the support of at least three independent Non-Executive Directors. If this process does not lead to an appointment, the matter will be put to the vote of the TUI Travel Shareholders (including TUI AG);

(f) the nomination committee of TUI Travel will nominate the rest of the Directors, who will be appointed and/or removed by the Board; and

(g) it is agreed that any person nominated and/or appointed to a position on the Board shall have appropriate experience and qualification for his or her role.

In addition, TUI AG has agreed that it will exercise its voting rights in relation to class 1 transactions under the Listing Rules in accordance with the recommendation given by the Board unless all of the directors appointed by TUI AG have dissented to or abstained from such recommendation.

TUI Travel has agreed that it will not (other than on the exercise of certain share options) issue any shares if the effect will be to reduce TUI AG's voting rights. If TUI Travel issues shares other than on a pre-emptive basis, TUI AG will have the right to subscribe for TUI Travel Shares at market value in order to restore the pre-existing level of its voting rights.

TUI AG has agreed that it will not, for a period of 12 months following Admission, dispose of any TUI Travel Shares without the consent of TUI Travel, other than (i) in each of the two consecutive periods of six months immediately following Admission, the disposal of TUI Travel Shares constituting, in aggregate, no more than ten per cent. of issued share capital then in issue either in the market (subject to orderly market restrictions) or to a single purchaser (who has agreed to be bound by equivalent lock-up restrictions); (ii) intra group transfers of TUI Travel Shares; and (iii) the acceptance of a takeover offer in accordance with the Takeover Code.

Disposals of TUI Travel Shares by TUI AG after the expiry of the 12 month period following Admission will be effected after consultation with TUI Travel.

Further, TUI AG has agreed that it will not acquire any TUI Travel Shares other than (i) acquisitions that would increase its shareholding to not more than 55 per cent.; (ii) consequential increases in TUI AG's percentage of TUI Travel Shares as a result of a purchase by TUI Travel of its own shares; or (iii) where TUI AG makes a general offer to acquire all TUI Travel Shares then in issue.

TUI Travel has agreed that each of the following matters will require the prior approval of 80 per cent. of the Directors present at the meeting of the Board at which such matter is considered:

(a) any material alteration (including cessation) to the general nature of the business of any Group Company;

(b) the sale, transfer, leasing, licensing or disposal by any Group Company (other than in the normal course of trading) of all or a substantial part of its business, undertaking or assets, the transfer of any shares in the capital of any Group Company or the acquisition of any share capital or loan capital of, or the entry into of any partnership or joint venture arrangement or merger with, any body corporate, whether by a single transaction or series of transactions, related or not, where such transaction or series of transactions exceed a value of £10,000,000;

(c) the entry into by any Group Company of any new borrowing facility, the variation of the terms of any borrowing facilities or the issue or redemption prior to its due date of any loan capital; and

(d) the approval of an annual budget comprising short term business plans of the Enlarged Group in relation to profit, investment and financial planning.

In addition, TUI Travel shall avoid doing any of the following, which may cause TUI AG to be in breach of any of the restrictions under TUI AG's current bond facilities in the absence of any permitted exemption:

(a) borrowing any monies from external financial institutions in excess of the Enlarged Group's outstanding borrowings as at Completion, save in respect of the refinancing of such borrowings;

(b) creating or permitting to exist any liens over the Enlarged Group's assets other than those arising by operation of law or already in existence as at Completion (or arising pursuant to any refinancing referred to in (a) above);

(c) selling any of the Enlarged Group's assets other than for fair market value, at least 75 per cent. of which is paid in cash, with such proceeds being used to repay indebtedness or to invest in properties and assets used in the Enlarged Group's business;

(d) guaranteeing or permitting any Group Company to guarantee the debt of the Enlarged Group;

(e) creating or permitting to exist any restrictions on the Enlarged Group's ability to pay dividends, make inter company loans, repay inter-company indebtedness, or transfer its assets to another member of the Company's or TUI AG's group;

(f) merging with or selling all of the Enlarged Group's assets to another person; or

(g) failing to repay any indebtedness or pay any final judgment which amounts to more than €25 million.

TUI Travel and TUI AG will discuss any proposed course of action which may be permitted by an exemption to such restrictions and if there is doubt as to whether such exemption applies to any particular case, TUI AG's decision on the matter shall be final.

12.1.3 The Shareholder Loan Agreement

TUI AG and TUI Travel entered into the Shareholder Loan Agreement on 29 June 2007 under which, conditional upon Completion, TUI AG will lend a maximum amount of €2.0 billion to TUI Travel (the "Facility"). This agreement will provide TUI Travel with funds for general corporate purposes for the period from Completion until the date three years after TUI Travel is no longer restricted from raising external finance by the terms of the Relationship Agreement (the "Final Maturity Date").

The entire amount under the Facility will be drawn down on Completion and will be available to the Enlarged Group for its operations. The Facility is unsecured with interest due quarterly. The only circumstances in which the Facility must be prepaid before the Final Maturity Date are:

(a) if it is or becomes illegal for TUI AG to provide the loan;

(b) when TUI Travel arranges its own financing from a source external to the TUI AG group; or

(c) upon an acceleration following an event of default.

TUI Travel makes representations which are standard in a facility of this type including representations as to corporate existence and power to enter into the loan, no default, no litigation, and in relation to accounts and other information provided. In addition to the usual

undertakings relating to notification of events of default, maintenance of authorisations, compliance with law and incurring financial indebtedness, TUI Travel also undertakes that:

(a) it will not take action in breach of the provisions of the Relationship Agreement relating to covenants TUI AG has given in various of its financing arrangements; and

(b) it will refinance the Facility with a third party finance provider external to the Enlarged Group and TUI AG's group once the contractual restrictions placed on TUI AG which prevent TUI Travel preventing it from raising external finance have been removed.

Events of default under the Facility are limited to the breach of any provision of the credit agreement, misrepresentation, the non-payment of principal and interest and general insolvency events relating to TUI Travel or any of its subsidiaries.

Some of the funds provided under the Facility may be put into the TUI AG group cash pooling arrangements. Amounts contributed to these cash pooling arrangements will still accrue interest under the Facility. However, TUI AG will pay any interest to TUI Travel that is earned on TUI Travel's deposits at the usual deposit rate of interest under their cash pooling arrangements in accordance with their cash pooling arrangements from time to time.

12.1.4 The Hotel Framework Agreement

TUI AG, TUI Travel (and their respective related parties Robinson Club GmbH ("Robinson") (an affiliate of TUI AG now and following Completion) and TUI Deutschland GmbH ("TUI Deutschland") (an affiliate of TUI Travel following Completion) entered into the Hotel Framework Agreement on 26 June 2007. The Hotel Framework Agreement governs the commercial relationship between TUI AG and TUI Travel (and their affiliates) in respect of the distribution of hotel beds forming the "Robinson" hotel portfolio interest retained by TUI AG and not transferred to TUI Travel on Completion.

Under the Hotel Framework Agreement, TUI Deutschland (TUI Travel's tour operating business) will continue to have access to the Robinson hotel portfolio and to the distribution of such portfolio's hotel beds in Germany, Austria, Switzerland, Poland, Czech Republic, Hungary, Slovenia and Slovakia (the "Distribution Territory") on the basis of the existing levels of exclusivity and seasonal agreements between TUI Deutschland and Robinson, as practised prior to Completion. In addition, TUI Deutschland agrees to provide the same services in relation to the distribution of the beds in the Distribution Territory as it did prior to Completion and shall be entitled to use certain Robinson trade marks in connection with these services. Robinson agrees to maintain the relevant hotels to the standard maintained prior to Completion. It is agreed that the Hotel Framework Agreement will survive a change of control of the Robinson business.

The Hotel Framework Agreement expires on 31 October 2011, provided that one year prior to such expiry the parties shall discuss in good faith and endeavour to agree a replacement agreement to govern the distribution of beds and provision of the services in the Distribution Territory once the Hotel Framework Agreement has expired.

In addition to the Hotel Framework Agreement, the existing "Magiclife" hotel framework agreement (pursuant to which TUI AG permits the distribution of hotel beds in the "Magiclife" hotel portfolio by members of the TUI Tourism Group) shall remain in force following Completion.

12.1.5 The Trade Mark Licence Agreement

On or before Completion, TUI AG and TUI Travel will enter into a trade mark licence agreement pursuant to which TUI AG will grant TUI Travel an exclusive right to use the registered trade mark "TUI Travel" (both in word and logo form) in TUI Travel's corporate holding business, as well as the right to use "TUI Travel" as its company name. As consideration for the grant of this licence, TUI Travel agrees to pay TUI AG an annual licence fee of €200,000.

The Trade Mark Licence Agreement contains provisions that are standard in trade mark licences, requiring TUI Travel to ensure that its use of the licensed trade mark is consistent with TUI AG's brand guidelines.

The Trade Mark Licence Agreement is for an initial term of five years with an option for TUI Travel to extend the licence for a further five years thereafter (in each case, unless terminated earlier by either party). TUI AG's termination rights are limited to the right to terminate for TUI Travel's material breach or insolvency. On expiry of any additional five year term, the parties shall consider (without any obligation on either party) a further extension of the licence on comparable terms.

In addition to the grant of the licence relating to TUI Travel's corporate holding business, the Trade Mark Licence Agreement provides for the replacement of certain existing trade mark licences granted from TUI AG to members of the TUI Tourism Group in relation to TUI Tourism's use of the "TUI" name and logo and other trade marks from within TUI AG's portfolio of trade marks used in TUI Tourism's business. Amongst other things, these replacement licences limit TUI AG's right to terminate the licences and standardise both the duration of the licenses (to a standard term of five years with an option for the relevant licensee to extend for a further five years) and the licence fees payable under each licence (to an annual fee equal to 0.02 per cent. of the average annual gross turnover of the relevant licensee under the relevant trade marks measured over a three year period). On expiry of any additional five year term, the parties shall consider (without any obligation on either party) a further extension of the licence on comparable terms.

The Trade Mark Licence Agreement also establishes a framework whereby members of the TUI Tourism Group can request additional rights from TUI AG under the "TUI" name and logo and other trade marks from within TUI AG's portfolio of trade marks used in TUI Tourism's business (including requests for additional licences and requests for increases in scope of existing licences). TUI AG has to give its consent to such requests except in limited circumstances. All new licences and replacement licences granted under this framework will be on the standard terms and conditions of a pro forma licence that will be annexed to the Trade Mark Licence Agreement.

12.1.6 The Sponsors' Agreement

The Company, First Choice, certain companies within the TUI Tourism Group and each of Deutsche Bank, Lazard and Morgan Stanley (the "Joint Sponsors") have entered into a sponsors' agreement dated 29 June 2007. Pursuant to the terms of the Sponsors' Agreement, the Company appointed each of the Joint Sponsors to act as the Company's sponsor in connection with Admission. The Company has undertaken to pay certain costs, charges, fees and expenses and to reimburse the Joint Sponsors for certain costs incurred in connection with Admission. Pursuant to the terms of the agreement, First Choice, certain companies within the TUI Tourism Group and the Company have also given certain representations, warranties, undertakings and indemnities to the Joint Sponsors in connection with the Merger and Admission. The Sponsors' Agreement may be terminated prior to Admission in certain circumstances.

12.1.7 £600,000,000 Credit Facility

A £600,000,000 credit facility dated 29 June 2007 and entered into between (1) TUI Travel as borrower, (2) Barclays Capital, The Royal Bank of Scotland plc and Société Générale Corporate & Investment Banking as mandated lead arrangers, (3) Barclays Bank Plc, The Royal Bank of Scotland plc and Société Générale as original lenders and (4) The Royal Bank of Scotland plc as issuing bank and facility agent relating to a £600,000,000 multicurrency revolving facility available by way of cash advances and the issuing of letters of credit and bank guarantees to be used for general corporate purposes including the refinancing of certain existing facilities of the First Choice Group including the $100,000,000 6 per cent. notes due 2009. The final maturity date is five years from the date of the agreement.

Interest is payable at a rate equal to the aggregate of (i) LIBOR or EURIBOR (as applicable), (ii) mandatory costs and (iii) margin at 0.75 per cent. per annum. An arrangement fee and facility agency fee and a fronted instrument fee are payable in an amount agreed between the parties. A commitment fee is payable on the undrawn and uncancelled amounts.

The agreement contains representations, undertakings and events of default normal for facilities of this type.

12.1.8 £400,000,000 Bonding Facility

A £400,000,000 bonding facility agreement dated 29 June 2007 and entered into between (1) TUI Travel PLC as borrower, (2) Barclays Capital, The Royal Bank of Scotland plc and Société Générale Corporate & Investment Banking as mandated lead arrangers, (3) Barclays Bank plc, The Royal Bank of Scotland plc and Société Générale as original lenders and (4) The Royal Bank of Scotland plc as facility agent relating to a £400,000,000 bonding facility to be used for general corporate purposes including the replacing of bonds issued under the £310,000,000 syndicated revolving credit, Letter of Credit, bank guarantee and bonding facility dated 8 March 2004. The final maturity date is 31 March 2008 unless notice is given to extend the bonding facility in which case the final maturity date is 31 March 2009.

An issuance fee is payable quarterly in arrears at a rate of 0.55 per cent. per annum on the issued bonds. An agency fee and an arrangement fee are payable in a manner agreed between the parties. A commitment fee is payable on the undrawn and uncancelled amounts.

The agreement contains representations, undertakings and events of default normal for facilities of this type.

12.2 TUI Tourism

The following are all the contracts (not being contracts entered into in the ordinary course of business) that have been entered into by the TUI Tourism Group: (i) within the two years immediately preceding the date of this document which are, or may be, material to the TUI Tourism Group; or (ii) at any time and contain obligations or entitlements which are, or may be, material to the TUI Tourism Group as at the date of this document:

12.2.1 £310,000,000 Bonding Facility

A bonding facility agreement dated 9 March 2005 and entered into by (1) TUI AG as guarantor, TUI Northern Europe as borrower, (2) various subsidiaries of TUI AG as guarantors, (3) HVB Banque Luxembourg Société Anonyme as facility agent, (4) The Royal Bank of Scotland plc as bonding agent, (5) Bayerische Hypo- und Vereinsbank AG, Citigroup Global Markets Limited, Commerzbank Aktiengesellschaft, The Royal Bank of Scotland plc and WestLB AG as mandated lead arrangers, and (6) various financial institutions as lenders, relating to a £310,000,000 multicurrency bonding facility which has been used to refinance certain existing indebtedness and is to be used to support the ongoing bonding requirements of TUI Northern Europe and its subsidiaries in the United Kingdom, the Republic of Ireland and Scandinavia in connection with their tour operating, holiday and retail business. The final maturity date is 31 March 2010 following the exercise of two extension options. In January 2007, £30,000,000 of the facility was voluntarily cancelled, so currently the available amount under the facility is £280,000,000; presently the amount outstanding under this facility is £262,935,215.

Under the bonding facility the lenders agree to make available to TUI Northern Europe or any other additional borrower (on behalf of itself or its subsidiaries) a multicurrency bonding facility. TUI Northern Europe agrees to indemnify the lenders in respect of the issue of any bonds issued under the facility. A bonding commission is payable by the borrower on each outstanding bond at a rate varying between 0.75 per cent. to 1.25 per cent. per annum on the amounts outstanding under a bond depending on the leverage ratio of the TUI AG group. An arrangement fee and an agency fee are payable by TUI AG as agreed separately between TUI AG and the mandated lead arrangers and the agent as the case may be. A commitment fee is payable by TUI Northern Europe on the unutilised amount of the facility at the rate of 45 per cent. of the applicable bonding commission.

The bonding facility may be subject to acceleration and cancellation of the commitment under the facility if a change of control of TUI AG or Hapag-Lloyd AG occurs. In the event of such change of control the terms of the bonding facility will be negotiated for a period of 30 days. If agreement is not reached in this period the facility will be cancelled and all amounts accrued in relation to the facility are due and payable, however if the lenders who hold an aggregate commitment which is more than 50 per cent. of the total commitments at that time agree that cancellation is not required TUI Northern Europe will only be obliged to repay the commitments to the lenders who do not agree.

TUI Northern Europe and TUI AG (on behalf of themselves and their subsidiaries) have each given customary representations and warranties and has agreed to provide the agent with regular financial information. Included in these warranties is an obligation to obtain a certificate from the chief financial officer or representatives of TUI AG identified as Vorstand or Prokurist in the commercial register of TUI AG certifying that any proposed acquisition in excess of €100,000,000 will not breach the financial covenants in the bonding facility. There is also a restriction on the disposal of specific named subsidiaries without consent of the lenders. The various consents necessary to effect the Merger have been obtained and the required certificates have been sent to the lenders.

12.2.2 £10,000,000 Bonding Facilities

Two bonding facility agreements on substantially the same terms both dated 26 September 2005:

- entered into by (1) TUI AG as guarantor, TUI Northern Europe as borrower, (2) various subsidiaries of TUI Northern Europe as guarantors, and (3) ACE European Group Limited, the legal successor to the business of ACE Insurance S.A. N.V. as surety; and
- entered into by (1) TUI AG as guarantor, TUI Northern Europe as borrower, (2) various subsidiaries of TUI Northern Europe as guarantors, and (3) Zurich Versicherung AG (Deutschland) as surety.

ACE European Group Limited and Zurich Versicherung AG (Deutschland) are each a Surety. Each bonding facility is a £10,000,000 multicurrency bonding facility which was used to replace existing bonding facilities and to support the ongoing bonding requirements of TUI Northern Europe and its subsidiaries in connection with their tour operating, holiday and retail business. The final maturity date of the facilities is 31 March 2008. Each of these facilities is fully drawn.

Under these bonding facilities, the Sureties agree to make available to TUI Northern Europe (on behalf of itself or its subsidiaries) a multicurrency bonding facility. TUI Northern Europe agrees to indemnify the Sureties in respect of the issue of any bonds under the facility. A bonding commission is payable by the Borrower to the Surety at one per cent. per annum on the amounts outstanding under the bonding facilities.

TUI Northern Europe and TUI AG have each given customary representations and warranties and have agreed to provide the agent with regular financial information. Included in these warranties is an obligation to get a certificate from the chief financial officer or representatives of TUI AG identified as Vorstand or Prokurist in the commercial register of TUI AG certifying that any proposed acquisition in excess of €100,000,000 will not breach the financial covenants in the bonding facility. There is also a restriction on the disposal of specific named subsidiaries without consent of the Sureties. These bonding facilities are referenced back to the £310,000,000 facility (as amended) referred to above and any consent or waiver granted or certificate given under the £310,000,000 facility (as amended) will serve as consent under these documents.

12.3 First Choice

The following are all the contracts (not being contracts entered into in the ordinary course of business) that have been entered into by the First Choice Group: (i) within the two years immediately preceding the date of this document which are, or may be, material to the First Choice Group; or (ii) at any time and contain obligations or entitlements which are, or may be, material to the First Choice Group as at the date of this document:

12.3.1 The Merger Agreement summarised in paragraph 5 of Part III of this document.

12.3.2 £108,000,000 Term Loan

A facility agreement dated 20 December 2006 and entered into between (1) First Choice as borrower, (2) various subsidiaries of First Choice as original guarantors and (3) The Royal Bank of Scotland plc as original lender and relating to a £108,000,000 term loan facility to be used for the financing of the acquisition of the entire issued share capital of Ever 2457 Limited and the payment of any costs and expenses incurred in connection with the acquisition. Subject to an extension option described therein, the final maturity date is the first anniversary of the date of the agreement. Currently the amount available for drawdown under this facility is £35,000,000.

Interest is payable on loans at the rate equal to the aggregate of (i) LIBOR, (ii) mandatory costs and (iii) the applicable margin, which will be (x) on or before the date falling 9 months from the date of the agreement, 0.75 per cent. per annum, (y) thereafter, but on or before the date falling on the first anniversary of the date of the agreement, 1.25 per cent. per annum and (z) subject to the extension option, thereafter 1.50 per cent. per annum. A flat rate commitment fee is payable quarterly in arrears on the undrawn, uncancelled amount of the facility and an arrangement fee is payable in a manner agreed between the borrower and lender.

The agreement contains representations, undertakings and events of default normal for facilities of this type. Among other things, the agreement contains (i) restrictions on any merger undertaken without the prior consent of the lender and (ii) a mandatory prepayment event upon a change of control of First Choice. Lender consent to the proposed merger has not been sought as this facility will be repaid out of the proceeds of the £600,000,000 Credit Facility and cancelled in full upon completion of the merger.

12.3.3 £28,000,000 Term Loan

A facility agreement dated 10 November 2006 and entered into between (1) First Choice and certain subsidiaries and/or affiliates of First Choice listed therein as borrowers, (2) First Choice as guarantor and (3) The Royal Bank of Scotland plc as original lender, agent and security trustee, and relating to a £28,000,000 term loan facility to be used for the replenishment of funds and/or reserves utilised by a borrower in connection with funding the acquisition by a borrower other than First Choice of the inland waterway assets (the Existing Assets and the Future Assets as defined therein) as set out in a schedule thereto. First Choice as guarantor may during certain periods request by written notice a further term loan facility to be provided on terms consistent with already available facilities, subject to the terms described therein. Repayment of the facilities will be in accordance with a repayment table to be issued by the agent. Currently the amount available for drawdown under this facility is £7,807,692.

Interest is payable at the rate equal to the aggregate of (i) LIBOR, (ii) mandatory costs and (iii) margin at 0.65 per cent. per annum. On the dates specified in the agreement a flat rate commitment fee is payable on undrawn and uncancelled amounts and a front end fee is payable to the original lender on the first utilisation date.

The agreement contains representations, undertakings and events of default normal for facilities of this type. Among other things, the agreement contains restrictions on any merger, which means that the proposed merger will require lender consent. Such consent has been obtained.

12.3.4 €18,300,000 Term Loan

A facility agreement dated 14 November 2005 and entered into between (1) First Choice as borrower, (2) various subsidiaries of First Choice as original guarantors and (3) IVEFI SA as lender and relating to a €18,000,000 loan facility to be used for the general corporate purposes of the group. The loan must be repaid in full on the date falling four years after the date of the agreement, and is currently fully drawn.

Interest is payable at the rate per annum equal to the aggregate of (i) EURIBOR, (ii) mandatory costs and (iii) margin at 0.45 per cent. per annum.

The agreement contains representations, undertakings and events of default usual for facilities of this type. Among other things, the agreement contains a mandatory prepayment event upon a change of control of First Choice. Lender consent to the proposed merger has not been sought as this facility will be repaid out of the proceeds of the £600,000,000 Credit Facility and cancelled in full upon completion of the merger.

12.3.5 £240,000,000 Revolving Credit Facility

A credit facility agreement dated 11 July 2005 and amended on 4 January 2007 and entered into between (1) First Choice as borrower, (2) various subsidiaries of First Choice as original guarantors, (3) Barclays Capital, HSBC Bank plc, ING Bank N.V. London Branch, Société Générale and The Royal Bank of Scotland plc as mandated lead arrangers, (4) Barclays Bank plc, HSBC Bank plc, ING Bank N.V. London Branch, Société Générale, The Royal Bank of Scotland plc, Banco Bilbao Vizcaya

Argentaria S.A., The Co-operative Bank plc, Citibank International plc, National Australia Bank Limited, Allied Irish Banks, plc and Commerzbank Aktiengesellschaft, London Branch as lenders and (5) The Royal Bank of Scotland plc as facility agent, relating to a £140,000,000 revolving credit facility (Facility A) and a £100,000,000 revolving credit facility (Facility B), each to be used for the general corporate purposes of the group. Each loan must be repaid in full on the date which is the last day of the term of that loan (the term of a loan to be determined in accordance with the provisions of the agreement). The final maturity date is the date falling five years after the date of the agreement. Currently the amount available for drawdown under this facility is £4,047,869.

Interest is payable at the rate per annum equal to the aggregate of (i) LIBOR or EURIBOR, as applicable, (ii) mandatory costs and (iii) margin at 0.75 per cent. per annum. A flat rate commitment fee is payable quarterly in arrears on the undrawn, uncancelled amount of each lender's commitment. A facility agent's fee and an arrangement fee is payable by the borrower in a manner agreed.

The agreement contains representations, undertakings and events of default usual for facilities of this type. Among other things, the agreement contains (i) restrictions on any merger undertaken without the prior consent of the majority lenders (as defined therein) and (ii) a mandatory prepayment event upon a change of control of First Choice. Lender consent to the proposed merger has not been sought as this facility will be repaid out of the proceeds of the £600,000,000 Credit Facility and cancelled in full upon completion of the merger.

12.3.6 £310,000,000 Revolving Credit Facility

A credit facility agreement dated 8 March 2004 and amended on 31 January 2005 and 4 January 2007 and entered into between (1) First Choice as borrower, (2) various subsidiaries of First Choice as original guarantors, (3) Barclays Capital, HSBC Bank plc, ING Bank N.V., The Royal Bank of Scotland plc and Société Générale as mandated lead arrangers, (4) Barclays Bank plc, HSBC Bank plc, ING Bank N.V. London Branch, Société Générale, The Royal Bank of Scotland plc, Banco Bilbao Vizcaya Argentaria S.A., Natixis, London Branch, Citibank International plc, National Australia Bank Limited, Allied Irish Banks plc and Commerzbank Aktiengesellschaft London Branch as original lenders, (5) The Royal Bank of Scotland plc as issuing bank and (6) The Royal Bank of Scotland plc as facility agent, relating to a £310,000,000 revolving credit facility to be used for the general corporate purposes of the group, including the refinancing of certain existing indebtedness of members of the group. The facility includes a letter of credit option, a bank guarantee option and a bond option to be used to support the ongoing requirements of the group, including the refinancing of certain existing indebtedness. The final maturity date is 31 March 2009. Currently the amount available for drawdown under this facility is £10,714,000.

Interest is payable at the rate per annum equal to the aggregate of (i) LIBOR or EURIBOR, as applicable, (ii) mandatory costs and (iii) margin at 0.75 per cent. per annum. A commitment fee is payable on the terms therein and a facility agent's fee and an arrangement fee is payable in the manner agreed.

The agreement contains representations, undertakings and events of default usual for facilities of this type. Among other things, the agreement contains (i) restrictions on any merger undertaken without the prior consent of the majority lenders (as defined therein) and (ii) a mandatory prepayment event upon a change of control of First Choice. Lender consent to the proposed merger has not been sought as this facility will be repaid out of the proceeds of the £600,000,000 Credit Facility and the £400,000,000 Bonding Facility and cancelled in full upon completion of the merger.

12.3.7 £75,000,000 Bonding Facility

A bonding facility agreement dated 1 September 2004 as amended by amendment agreements dated 25 February 2005, 26 September 2005 and 5 December 2006 and entered into between (1) First Choice, (2) various subsidiaries of First Choice as original guarantors and (3) ACE Insurance SA. N.V., AIG Europe (UK) Limited acting as authorised foreign agent and manager for companies and corporations who shall from time to time be members of the American International Group, and Zurich Versicherung Aktiengesellschaft (Deutschland) as original sureties.

Under the bonding facility, the sureties agree to issue UK bonds and Irish bonds on behalf of First Choice or any other member of the group which holds any Air Travel Organisers' Licence issued form time to time by the Civil Aviation Authority. The facility may be used to issue UK bonds to any UK Bond Beneficiary (as defined therein), to issue Irish bonds to any Irish Bond Beneficiary (as defined therein) and to replace any existing bond issued for the benefit of any member of the group. Bonds may be issued in sterling or euros. The termination date is 30 April 2008. Currently the amount available for drawdown under this facility is £4,276,000.

A non-utilisation fee is payable by First Choice in sterling quarterly to each surety computed at a flat rate on that surety's available commitment for the period from and including the date of the first utilisation under the agreement until and including the termination date. A bonding fee at a rate of 0.75 per cent. per annum is payable by First Choice in sterling annually in advance on the face amount of each bond for the period commencing with the date of issue of the relevant bond and ending on the termination date. If a bond is cancelled or reduced the surety which issued such bond shall reimburse First Choice on a pro-rata basis for that pro-rata part of the bonding fee paid in advance which relates to the period from the date of such cancellation or reduction.

The agreement contains representations, undertakings and events of default usual for facilities of this type. Among other things, the agreement contains (i) restrictions on any merger undertaken without the prior consent of the majority sureties (as defined therein) and (ii) mandatory cash cover upon a change of control of First Choice, each of which means that the proposed merger will require lender consent. Such consent has been obtained.

12.3.8 Deed of Guarantee

First Choice has entered into a deed of guarantee dated 6 March 2001 as amended by a deed of amendment dated 14 October 2005 in favour of HSH Nordbank in its capacity as facility agent and security trustee under the Loan Agreement (the "Facility Agent") in relation to a loan agreement dated 6 March 2001 (the "Loan Agreement") between, among others the Facility Agent (formerly Landesbank Schleswig Holstein Girozentrale) and Unijet Leisure Limited as borrower, under which First Choice guaranteed the obligations of the borrower under the Transaction Documents (as defined in the Loan Agreement).

The Loan Agreement comprises a term loan facility in an aggregate maximum amount of $35,125,964.20 to be used by Unijet Leisure Limited for the purchase of one airbus A321-221 aircraft. The loan is repaid in forty equal instalments payable on each 14th April, July, October and January until 14 January 2011 in accordance with the schedule as set out therein. Interest is payable on the last day of each interest period calculated at the rate per annum which is the sum of (i) LIBOR and (ii) margin at 0.90 per cent. per annum. So long as no Event of Default, Potential Event of Default or Acceleration Event (each as defined in the Loan Agreement) shall have occurred and be continuing Unijet Leisure Limited may by notice request the banks to use their reasonable endeavours to obtain fixed rate funding in respect of the loan for a period in excess of three months and for no longer than five years. A transaction fee and an agency fee is payable in the manner agreed between the Facility Agent and Unijet Leisure Limited.

The agreement contains representations, undertakings and events of default usual for facilities of this type. Among other things, the agreement contains provisions for an event of default upon merger, which means that the proposed merger requires lender consent. Such consent has been obtained.

12.3.9 £30,000,000 Credit Facility

A facility agreement dated 31 October 2006 and entered into between (1) First Choice Holidays PLC as borrower, (2) various subsidiaries of First Choice Holidays PLC as original guarantors and (3) Deutsche Bank AG, London Branch as lender and relating to a £30,000,000 credit facility to be used for the general corporate purposes of the group. The final maturity date is 11 July 2010. The facility is currently fully drawn.

Interest is payable at the rate equal to the aggregate of (i) LIBOR, (ii) mandatory costs and (iii) margin at 0.75 per cent. per annum. A flat rate commitment fee is payable quarterly in arrears on the undrawn, uncancelled amount of the commitment.

The agreement contains representations, undertakings and events of default normal for facilities of this type. Among other things, the agreement contains (i) restrictions on any merger undertaken without the prior consent of the lender and (ii) a mandatory prepayment event upon a change of control of First Choice. Lender consent to the proposed merger has not been sought as this facility will be repaid out of the proceeds of the £600,000,000 Credit Facility and cancelled in full upon completion of the merger.

12.3.10 $100,000,000 6 per cent. Notes due 2009

First Choice is issuer ("Issuer") of $100,000,000 6 per cent. Notes due 2009. The issue price is 100 per cent. of their principal amount.

Unless previously redeemed or cancelled, the Notes will be redeemed at their principal amount on 30 March 2009. The Notes are subject to redemption in whole at their principal amount at the option of the Issuer at any time in the event of certain changes affecting taxation in the jurisdiction of the Issuer and may be redeemed in whole or in part by the Issuer on any 30 March or 30 September in each year prior to 30 March 2008 and on one month's notice. The Issuer or any of its subsidiaries may at any time purchase Notes in the open market or otherwise and at any price.

The Notes bear interest from and including 30 March 2006 at the rate of six per cent. per annum payable semi-annually in arrear on 30 March and 30 September in each year commencing on 30 September 2006 Payments on the Notes are made in US Dollar. The Notes are currently fully drawn.

The Notes are listed on the Luxembourg Stock Exchange and admitted to trading on the regulated market of the Luxembourg Stock Exchange, "Bourse de Luxembourg".

The Notes are in registered form and in the denomination of $1,000,000 each. The proceeds of the £600,000,000 Credit Facility may be used to redeem the Notes.

12.3.11 Pacific World Share Purchase Agreement

Jacques Arnoux, Robert Guy and Gillian Guy (the "PW Sellers"), Trina Group Limited ("Trina") and First Choice entered into a sale and purchase agreement on 14 July 2006 (as amended on 25 August 2006 and 24 November 2006) (the "PW SPA"). Pursuant to the PW SPA the PW Sellers agreed to sell their shares in Pacific World Limited ("PW Hong Kong"), Pacific World (Thailand) Company Limited ("PW Thailand"), Event Clicks Group Limited ("Eventclicks"), Pacific World Singapore Pte. Limited ("PW Singapore"), Pacific World Destination East Sdn. Bhd ("PW Malaysia") and PT. Pacific World Nusantara ("PW Indonesia") (together the "PW Companies") to Trina. The sale and purchase of the shares in (i) PW Hong Kong, PW Thailand, Eventclicks and PW Singapore was completed on 25 August 2006; (ii) PW Malaysia was completed on 24 November 2006; and (iii) PW Indonesia is still to be completed. The PW Sellers gave customary warranties concerning the PW Companies and their respective subsidiaries. Claims in respect of the warranties must be notified to the PW Sellers within three years of 25 August 2006.

Following completion of the sale of the PW Indonesia shares, Trina will own 100 per cent. of PW Hong Kong, 48.51 per cent. of PW Thailand (including 23.51 per cent. indirectly through PW Hong Kong), 100 per cent. of PW Indonesia (including 18.4 per cent. indirectly through each of PW Hong Kong and PW Singapore), 100 per cent. of PW Singapore (including 30 per cent. indirectly through PW Hong Kong), 30 per cent. of PW Malaysia (including 15 per cent. indirectly through PW Singapore) and 75 per cent. of Eventclicks (including 62.53 per cent. indirectly through PW Hong Kong).

Under separate asset transfer agreements dated 25 August 2006, Hotelbeds (Shanghai) Commercial Service Co., Ltd acquired the business and assets of the Beijing Pacific World Convention & Exhibition Service Co., Limited and the Shanghai Pacific World Convention & Exhibition Service Co., Limited (the "PW ATAs").

The initial consideration payable under the PW SPA and the PW ATAs was $22 million. The maximum consideration payable will be $36 million.

12.3.12 Grand Expeditions Stock Purchase Agreement

Grand Expeditions, Inc. (an affiliate of North Castle Partners III, L.P.) and Project Scott, Inc. entered into a stock purchase agreement on 7 December 2005 (the "GE SPA"). Pursuant to the GE SPA, Grand Expeditions, Inc. sold all of its shares in TCS Expeditions, Inc., Country Walkers, Inc., Park East Tours, Inc., International Expeditions, Inc., and Travcoa Corporation and its interests in GEI/Moorings, LLC to Project Scott, Inc. for $94 million (including $21 million of long term debt). The limitation periods in respect of bringing claims in relation to the warranties in the GE SPA have expired.

12.3.13 Late Rooms Share Purchase Agreement

John Allen, Anthony Walsh and Christopher Morris (the "LR Warrantors") and John Donaldson, Stephen Walsh, Paul Walsh, EC17 LP and EC17 (UK) LP (together with the LR Warrantors, the "LR Sellers") and Trina entered into a share purchase agreement on 23 December 2006 (the "LR SPA"). Under the LR SPA, the LR Sellers agreed to sell and Trina agreed to acquire the entire issued share capital of Ever 2457 Limited. Late Rooms Ltd is a subsidiary of Ever 2519 Limited (a wholly owned subsidiary of Ever 2457 Limited). The initial consideration payable by Trina was £108 million. A further £12 million may be payable by way of further consideration after 31 December 2009. The LR Warrantors gave customary warranties in respect of Ever 2457 and members of its group. Claims in respect of the warranties must be notified to the LR Warrantors by 31 December 2008 (or 23 December 2013 in the case of claims in respect of the tax warranties).

12.3.14 Peregrine Share Purchase Agreement

Scott Karen & Fiona Pty Ltd and various individuals (the "Peregrine Sellers"), Robert McNaught, Richard Mole, First Choice Holdings Australia Pty Limited ("First Choice Holdings Pty") and First Choice entered into a share sale and purchase agreement on 22 July 2005 (the "Peregrine SPA") pursuant to which the Peregrine Sellers sold all of the issued shares in Peregrine Adventures Pty Ltd to First Choice Holdings Pty. First Choice acted as guarantor of the obligations of First Choice Holdings Pty under the Peregrine SPA. The consideration payable under the Peregrine SPA was AU$44 million (subject to possible post-completion adjustments). The Peregrine SPA contains customary warranties given by the Peregrine Sellers to First Choice Holdings Pty Ltd.

12.3.15 Your Man Tours Stock Purchase Agreement

First Choice Holdings, Inc., Frank J. Dupuis and Frank J. Dupuis, Trustee of the Dupuis Family Trust ("DFT") entered into a stock purchase agreement on 30 June 2006 (the "YMT SPA") whereby DFT sold all of the issued and outstanding shares in Your Man Tours, Inc. to First Choice Holdings, Inc. for an initial consideration of $44 million. The total maximum consideration payable is $49.6 million. DFT has given customary warranties to First Choice Holdings Inc. under the YMT SPA.

12.3.16 INTRAV Stock Purchase Agreement

Kuoni Reisen Holding AG ("Kuoni AG"), Kuoni Holding Delaware, Inc., ("Kuoni Inc") and First Choice Holdings, Inc. entered into a stock sale and purchase agreement on 7 December 2005 (as amended on 16 January 2006 and on 17 January 2006) (the "Kuoni SPA") whereby Kuoni Inc sold all of the issued and outstanding capital stock of INTRAV, Inc. to First Choice Holdings, Inc. for a total consideration of £36 million. The Kuoni SPA contains customary warranties given by Kuoni AG to First Choice Holdings, Inc. on an indemnity basis.

13. Related Party Transactions

TUI Travel

TUI Travel has entered into the following transactions and agreements with related parties during the period between its incorporation and 27 June 2007 (being the latest practicable Business Day prior to the publication of this document):

(a) the Merger Agreement summarised in paragraph 5 of Part III of this document;

(b) the Relationship Agreement summarised in paragraph 12.1.2 of this Part XI;

(c) the Shareholder Loan Agreement summarised in paragraph 12.1.3 of this Part XI; and

(d) the Hotel Framework Agreement summarised in paragraph 12.1.4 of this Part XI.

TUI Tourism

Save as disclosed in the financial information set out in note 29 of the financial information for the three financial periods of TUI Tourism ended 31 December 2006 set out in Part V of this document, TUI Tourism has entered into no material transactions with related parties during the three financial periods ended 31 December 2006 or in the period between 1 January 2007 and 27 June 2007 (being the latest practicable Business Day prior to the publication of this document).

First Choice

Transactions between First Choice and its related parties are disclosed, in accordance with IAS 24: Related Party Disclosures, in note 30 of the historical financial information for the two years ended 31 October 2006 in Section B of Part VII of this document and in note 30 of the audited consolidated financial statements for the year ended 31 October 2004 in Section C of Part VII of this document. All material related party transactions were on ordinary commercial terms incurred in the normal course of the Group's business. Save as set out in Part VII of this document, First Choice has entered into no material transactions with related parties during the three financial periods ended 31 October 2006 or in the period between 1 November 2006 and 27 June 2007 (being the latest practicable date prior to the publication of this document).

14. Property, plant and equipment

Principal types of tangible fixed assets owned by TUI Tourism and First Choice include land, buildings, ships, yachts, motor boats, aircraft and equipment and computer equipment. No individual tangible fixed asset of TUI Tourism or First Choice is material.

15. European Union Emissions Trading Scheme

The European Commission proposes to include aviation within the scope of the European carbon dioxide cap-and-trade scheme (the "European Union Emissions Trading Scheme" or "EU ETS"). The EU ETS requires participants to account for their emissions by surrendering allowances they have been allocated or, if necessary, purchased on the allowance market. The current proposal is to include the aviation industry from the start of 2011. Businesses operating aircraft routes within, to or from the EU would be required to measure their carbon dioxide emissions and account for those emissions by surrendering allowances. To the extent that TUI Travel operates flights that fall within the scope of the proposal, it may be necessary for those companies to buy allowances if their emissions exceed the amount of allowances allocated to them free of charge.

As the proposal is not yet finalised it is not possible to either precisely determine which TUI Travel entities will fall within the scope of the EU ETS nor make an assessment of the future financial impact of the EU ETS on the Company. However, as under the proposal some allowances will be auctioned rather than allocated free, and due to the growth of the aviation industry, aircraft operators are likely to need to purchase additional allowances to account for their emissions.

16. Significant Changes

TUI Travel

There has been no significant change in the financial or trading position of TUI Travel and its subsidiaries since 31 May 2007, being the date to which the historical financial information on TUI Travel set out in Section B of Part IX of this document has been prepared.

TUI Tourism

There has been no significant change in the financial or trading position of the TUI Tourism Group since 31 December 2006, being the date to which the combined historical financial information on TUI Tourism set out in Section B of Part V of this document has been prepared.

First Choice

There has been no significant change in the financial or trading position of the First Choice Group since 30 April 2007, being the date to which First Choice's most recent unaudited interim results set out in Section D of Part VII of this document have been prepared.

17. Working Capital Statement

TUI Travel is of the opinion that, taking account of available facilities and cash resources, the TUI Travel Group has sufficient working capital for its present requirements, that is, for at least the next 12 months from the date of publication of this document.

18. Litigation

TUI Travel

There are no governmental, legal or arbitrational proceedings (including any such proceedings which are pending or threatened of which TUI Travel is aware) during the 12 months preceding the date of this document which may have, or have had in the recent past, significant effects on the financial position or profitability of TUI Travel or its subsidiaries.

TUI Tourism

There are no governmental, legal or arbitrational proceedings (including any such proceedings which are pending or threatened of which TUI Travel is aware) during the 12 months preceding the date of this document which may have, or have had in the recent past, significant effects on the financial position or profitability of the TUI Tourism Group.

First Choice

There are no governmental, legal or arbitrational proceedings (including any such proceedings which are pending or threatened of which TUI Travel is aware) during the 12 months preceding the date of this document which may have, or have had in the recent past, significant effects on the financial position or profitability of the First Choice Group.

19. Dividend Policy

Following Completion, consistent with the Enlarged Group's enhanced growth strategy, TUI Travel intends to follow a progressive dividend policy which balances delivering returns to shareholders with the need to retain sufficient funds for investment in growth opportunities, such as the ongoing expansion of the specialist portfolio. In setting its initial dividend, it is expected that, as from the Effective Date, TUI Travel will target a dividend cover in the order of two times.

It is intended that, following Completion, one or more Group Companies undertakes a Court-approved capital reduction under section 135 of the Companies Act 1985 to create additional distributable reserves. This is principally to ensure that TUI Travel possesses sufficient distributable reserves to continue to be able to pay dividends in accordance with its dividend policy.

20. Sources and Bases of Selected Financial Information

In this document:

(a) unless otherwise stated:

(i) financial information relating to TUI Tourism has been extracted without material adjustment from the historical financial information on TUI Tourism for the relevant financial year set out in section B of Part V of this document; and

(ii) financial information relating to First Choice has been extracted without material adjustment from:

(A) the historical financial information relating to First Choice for the two years ended 31 October 2006 set out in section B of Part VII of this document;

(B) the audited consolidated financial statements of First Choice for the year ended 31 October 2004 set out in section C of Part VII of this document; and

(C) the unaudited interim results relating to First Choice for the six months ended 30 April 2007 set out in section D of Part VII of this document;

(b) unless otherwise stated, all prices quoted for First Choice Shares are closing mid-market prices and are derived from the Daily Official List of the London Stock Exchange; and

(c) all share prices expressed in pence and all percentages have been rounded to one decimal place.

21. Consents

Deutsche Bank has given and not withdrawn its written consent to the inclusion in this document of its name in the form and context in which it appears.

Lazard has given and not withdrawn its written consent to the inclusion in this document of its name in the form and context in which it appears.

Morgan Stanley has given and not withdrawn its written consent to the inclusion in this document of its name in the form and context in which it appears.

KPMG Audit plc has given and not withdrawn its written consent to the inclusion of its accountant's report in section A of Part VII of this document in the form and context in which it appears and has authorised the contents of those parts of this document which comprise those reports for the purpose of Rule 5.5.3 R (2)(f) of the Prospectus Rules.

PricewaterhouseCoopers LLP has given and not withdrawn its written consent to the inclusion of its accountant's reports in Section A of Part V and Section A of Part IX and of its report in Section A of Part X of this document in the form and context in which they appear and has authorised the contents of those parts of this document which comprise those reports for the purpose of Rule 5.5.3 R (2)(f) of the Prospectus Rules.

22. Fees and Expenses

The total costs and expenses of, or incidental to, the Merger payable by the Enlarged Group are estimated to be approximately £27 million (excluding VAT).

23. Documents Available for Inspection

Copies of the following documents:

(a) the Memorandum and Articles;

(b) the historical financial information for TUI Tourism for the three years ended 31 December 2004, 2005 and 2006;

(c) the audited consolidated financial statement of First Choice for the three years ended 31 October 2004, 2005 and 2006;

(d) the accountant's report by PricewaterhouseCoopers LLP on TUI Tourism referred to in Section A of Part V of this document;

(e) the accountant's report by KPMG Audit Plc referred to in section A of Part VII of this document;

(f) the accountant's report by PricewaterhouseCoopers LLP on TUI Travel referred to in Section A of Part IX of this document;

(g) the report by PricewaterhouseCoopers LLP on the unaudited Pro forma financial information referred to in Section A of Part X of this document;

(h) the consent letters referred to in paragraph 21 above;

(i) the rules of the TUI Travel Incentive Schemes; and

(j) this document,

are available for inspection during usual business hours on any weekday (Saturdays, Sundays and public holidays excepted) for a period from the date of publication of this document until Admission at:

(a) the registered office of TUI Travel, First Choice House, London Road, Crawley, West Sussex RH10 9GX; and

(b) the offices of Allen & Overy LLP, One Bishops Square, London E1 6AO.

The Scheme Document will be available for inspection at the above addresses following despatch of the Scheme Document to First Choice shareholders.

29 June 2007

Definitions

The following terms have the following meanings throughout this document unless the context otherwise requires:

"Admission"	the admission of the TUI Travel Shares to the Official List and to trading on the London Stock Exchange's market for listed securities becoming effective
"Articles"	the articles of association of TUI Travel
"Board"	the board of directors of TUI Travel as constituted from time to time
"Business Day"	any day (other than a Saturday or Sunday or public holiday) on which banks generally are open for business in the City of London for the transaction of normal banking business
"Combined Code"	the Combined Code on Corporate Governance issued by the Financial Reporting Council in June 2006
"Companies Act 1985"	the UK Companies Act 1985, to the extent in force from time to time
"Companies Act 2006"	the UK Companies Act 2006, to the extent in force from time to time
"Companies Acts"	the Companies Act 1985 and the Companies Act 2006
"Completion"	the Scheme becoming effective and the completion of the transfer of TUI Tourism to TUI Travel
"Conditions"	the conditions to implementation of the Merger and the Scheme set out in the Merger Agreement, which are summarised in paragraph 6 of Part III of this document
"Court"	the High Court of Justice in England and Wales
"Court Meeting"	any meeting or meetings of the First Choice Shareholders as may be convened pursuant to an order of the Court pursuant to section 425 of the Companies Act 1985 for the purposes of considering and, if thought fit, approving the Scheme (with or without amendment), including any adjournment or postponement of any such meeting
"Court Orders"	(i) the order of the Court sanctioning the Scheme and (ii) the order of the Court confirming the Reduction of Capital
"CREST"	the system for the paperless settlement of trades in listed securities operated by CRESTCo Limited
"Deutsche Bank"	Deutsche Bank AG, London Branch
"Directors"	the directors of TUI Travel from time to time
"Disclosure and Transparency Rules"	the Disclosure and Transparency Rules made by the FSA under Part VI of the FSMA
"EC Merger Regulation"	the Council Regulation of 20 January 2004 on the control of concentrations between undertakings (the EC Merger Regulation (139/2004/EC))

"Effective Date"	the date upon which the Scheme becomes effective in accordance with its terms, by registration of the Court Orders by the Registrar of Companies in England and Wales
"Enlarged Group"	the group of companies which will, following Completion, comprise TUI Travel, First Choice and TUI Tourism and their respective subsidiaries and subsidiary undertakings
"First Choice"	First Choice Holidays PLC, a company incorporated in England and Wales with registered number 48967
"First Choice DABS"	the First Choice Holidays Deferred Annual Bonus Scheme
"First Choice Directors"	the directors of First Choice from time to time
"First Choice EGM"	the extraordinary general meeting of First Choice Shareholders to be convened in connection with the Scheme
"First Choice Group"	First Choice and its subsidiary undertakings
"First Choice PSP"	the First Choice Holidays Performance Share Plan
"First Choice Remuneration Committee"	the remuneration committee of First Choice
"First Choice RSP"	the First Choice Holidays PLC Restricted Share Plan
"First Choice SEP"	the First Choice Holidays Senior Executive Plan
"First Choice Share Schemes"	the First Choice PSP, the First Choice DABS, the First Choice SIP, the First Choice RSP and the First Choice SEP
"First Choice Shareholders"	the holders of the First Choice Shares from time to time
"First Choice Shares"	the ordinary shares of three pence each in the capital of First Choice
"First Choice SIP"	the First Choice Holidays Share Incentive Plan
"FSA"	the Financial Services Authority
"FSMA"	the Financial Services and Markets Act 2000
"Group Company"	any company forming part of the Enlarged Group
"HMRC"	HM Revenue & Customs
"Hotel Framework Agreement"	the hotel framework agreement dated 26 June 2007 between TUI AG and TUI Travel the terms of which are described in paragraph 12.1.4 of Part XI of this document
"IFRS"	the International Financial Reporting Standard
"Independent Competing Offer"	an offer or scheme of arrangement or a recapitalisation or other transaction involving the possible change of control of First Choice or TUI AG or TUI Tourism which, if accepted in full, would result in the offeror holding shares carrying over 50 per cent. of the voting rights of First Choice or TUI AG or TUI Tourism, as the case may be, and which is made by or with a party which is not acting in concert (as such term is defined in the Takeover Code) with First Choice or TUI AG
"KPMG"	KPMG Audit Plc

"Lazard"	Lazard & Co., Limited
"Listing Rules"	the listing rules made by the UK Listing Authority pursuant Part VI of the FSMA
"Memorandum"	the memorandum of association of TUI Travel
"Merger"	the proposed combination of TUI Tourism and First Choice pursuant to the terms of and subject to the conditions of the Merger Agreement
"Merger Agreement"	the merger agreement dated 19 March 2007 entered into by TUI AG, First Choice and TUI Travel setting out the terms and conditions of, and the arrangements for the implementation of, the Merger, as summarised in paragraph 5 of Part III of this document
"Morgan Stanley"	Morgan Stanley & Co. Limited
"Official List"	the list maintained by the UK Listing Authority pursuant to Part VI of the FSMA
"Overseas Shareholders"	First Choice Shareholders who are resident in, ordinarily resident in, or citizens of, jurisdictions outside the United Kingdom
"PD Regulation"	Regulation 809/2004 of the European Commission
"Prospectus Directive"	Directive 2003/71/EC of the European Commission
"Prospectus Rules"	the Prospectus Rules made by the FSA under Part VI of the FSMA
"Redeemable Preference Shares"	the redeemable preference shares of £1 each in the capital of TUI Travel described in paragraph 3 of Part XI of this document
"Reduction of Capital"	the reduction of share capital provided for by the Scheme under section 137 of the Companies Act
"Relationship Agreement"	the relationship agreement dated 29 June 2007 entered into between TUI AG and TUI Travel, the terms of which are described in paragraph 12.1.2 of Part XI of this document
"Restricted Jurisdiction"	Australia and Japan and any other jurisdiction where the TUI Travel Shares cannot be made available without breaching any applicable law
"ROIC"	the return on investment capital
"Rule 9"	rule 9 of the Takeover Code
"Scheme"	the scheme of arrangement to be proposed to be made under section 425 of the Companies Act 1985 between First Choice and the holders of the Scheme Shares on the terms set out in the Scheme Document
"Scheme Document"	the document to be sent to First Choice Shareholders which contains, among other things, the explanatory statement, the terms and conditions of the Scheme and the notices convening the Court Meeting and the First Choice EGM
"Scheme Record Time"	6.00pm on the Business Day prior to the Effective Date

"Scheme Shares"	(a) the First Choice Shares in issue at the date of the Scheme Document; (b) any First Choice Shares issued after the date of the Scheme Document and before the Voting Record Time; and (c) any First Choice Shares issued at or after the Voting Record Time and before 6.00pm on the Business Day prior to confirmation by the Court of the Reduction of Capital in respect of which the original or any subsequent holders thereof are, or shall have agreed to be, bound by the Scheme
"SEC"	the United States Securities and Exchange Commission
"Senior Managers"	the members of senior management of the Enlarged Group whose names are listed in paragraph 1 of Part IV of this document
"Shareholder Directors"	those Directors nominated by TUI AG pursuant to the terms of the Relationship Agreement and "Shareholder Director" shall mean any of them
"Shareholder Loan Agreement"	the shareholder loan agreement dated 29 June 2007 entered into between TUI AG and TUI Travel summarised in paragraph 12.1.3 of Part XI of this document
"Sponsors' Agreement"	the sponsors' agreement between the Company, certain companies in the TUI Tourism Group, First Choice, Deutsche Bank, Lazard and Morgan Stanley, dated 29 June 2007 and summarised in paragraph 12.1.6 of Part XI of this document
"Takeover Code"	the City Code on Takeovers and Mergers
"Takeover Panel"	the Panel on Takeovers and Mergers
"Trade Mark Licence Agreement"	the trade mark licence agreement to be entered into between TUI AG and TUI Travel the terms of which are described in paragraph 12.1.5 of Part XI of this document
"TUI AG"	TUI AG, a company incorporated in Germany whose registered office is at Karl-Wiechert-Allee 4, 30625 Hanover
"TUI Northern Europe"	TUI Northern Europe Limited, a company incorporated in England and Wales with registered number 03490138, forming part of the TUI Tourism Group
"TUI Tourism"	the travel and tourism division of TUI AG, excluding certain hotel assets, which is constituted by the TUI Tourism Group
"TUI Tourism Group"	the companies constituting TUI Tourism which are to be transferred to TUI Travel on Completion in connection with the Merger
"TUI Travel" or the "Company"	TUI Travel PLC, a company incorporated in England and Wales with registered number 06072876
"TUI Travel Group"	in respect of the period from the date of this document to Completion, TUI Travel and, in respect of the period following Completion, the Enlarged Group

"TUI Travel DABS"	the TUI Travel Deferred Annual Bonus Scheme
"TUI Travel Incentive Schemes"	the TUI Travel PSP, the TUI Travel DABS, the TUI Travel SIP, the TUI Travel SAYE Scheme and the TUI Travel VCSP
"TUI Travel PSP"	the TUI Travel Performance Share Plan
"TUI Travel Remuneration Committee"	the remuneration committee of TUI Travel
"TUI Travel SAYE Scheme"	the TUI Travel PLC Sharesave Scheme
"TUI Travel Shareholders"	the holders of TUI Travel Shares from time to time
"TUI Travel Shares"	ordinary shares of ten pence each in the capital of TUI Travel
"TUI Travel SIP"	the TUI Travel Share Incentive Plan
"TUI Travel VCSP"	the TUI Travel Value Creation Synergy Plan
"UK" or "United Kingdom"	the United Kingdom of Great Britain and Northern Ireland
"UK GAAP"	generally accepted accounting principles in the UK
"UK Listing Authority"	the UK Listing Authority, being the Financial Services Authority acting as the competent authority for the purposes of Part VI of the FSMA
"Uncertified Securities Regulations"	the Uncertified Securities Regulations 2001 (SI 2001/3755)
"US" or "United States"	the United States of America, its territories and possessions, any state of the United States and the District of Columbia
"US Securities Act"	the United States Securities Act of 1933, as amended
"Voting Record Time"	6.00pm on the day which is two days before the date of the Court Meeting or, if such Court Meeting is adjourned, 6.00pm on the second day before the day of such adjourned meeting
"WACC"	the weighted average cost of capital
"Whitewash Resolution"	the resolution of the First Choice Shareholders to be proposed at the First Choice EGM for the purpose of securing the dispensation of the Panel from the application of Rule 9

All references to "pounds", "pounds sterling", "sterling", "£", "pence" and "p" are to the lawful currency of the United Kingdom.

All references to "euro" and "€" are to the lawful currency of the member states of the European Union that adopt a single currency in accordance with the Treaty establishing the European Community as amended by the Treaty on European Union.

All references to "US Dollar" and "$" are to the lawful currency of the United States.

All references to "Canadian dollar" and "CA$" are to the lawful currency of Canada.

All references to "Australian dollar" and "AU$" are to the lawful currency of Australia.

All references in this document to times are, unless the context otherwise requires, references to the time in London, United Kingdom.

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Merrill Corporation Ltd, London
07Z8V47702

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